Form 20-F
period 2020-06-30
IBEX Ltd
filed 2020-10-23
CIK 1720420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38442

IBEX LIMITED
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Bermuda
(Jurisdiction of Incorporation or Organization)
Crawford House, 50 Cedar Avenue Hamilton HM11, Bermuda (441) 295-6500
(Address of principal executive offices)
Robert Dechant, Chief Executive Officer IBEX LIMITED 1700 Pennsylvania Avenue NW, Suite 560 Washington, DC 20006 (202) 580-6200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	IBEX	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1 Series A Convertible Preferred Shares, par value $0.000111650536 per share
11,083,691.3814 Series B Convertible Preferred Shares, par value $0.000111650536 per share
111,986.4786 Series C Convertible Preferred Shares, par value $0.000111650536 per share
1,851,788 Class B Common Shares, par value $0.000111650536 per share

(Upon the consummation of our initial public offering, all Convertible Preferred Shares and Class B Common Shares automatically converted into an aggregate of 14,833,032 common shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Financial Reporting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to the terms “IBEX,” “IBEX Limited,” the “Group,” the “Company,” “we,” “us,” and “our” refer to IBEX Limited and our wholly-owned subsidiaries for all periods presented in this Form 20-F.

On August 7, 2020, our common shares were listed on the Nasdaq Global Market and began trading under the ticker symbol “IBEX”.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on June 30. Our audited consolidated financial statements for the three years ended June 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Our financial information is presented in U.S. dollars. All references in this annual report on Form 20-F to “$” mean U.S. dollars.

We have made rounding adjustments to some of the figures included in this annual report on Form 20-F. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. All statements other than statements of historical fact included in this annual report are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. In some cases, you can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words, the negative forms of such words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

•
The developments relating to COVID-19, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, local governmental authorities in our international sites and our clients in response to the pandemic and the effect on our operations, operating budgets, cash flows and liquidity.

•
The effect on our business, financial conditions, results of operations and cash flows in connection with the Frontier restructuring and its proceedings under Chapter 11 of the United States Bankruptcy Code.

•	The effect of cyberattacks on our information technology systems.

•	Our ability to attract new business and retain key clients.

•	Our ability to enter into multi-year contracts with our clients at appropriate rates.

•	The potential for our clients or potential clients to consolidate.

•	Our clients deciding to enter into or further expand their insourcing activities.

•	Our ability to operate as an integrated company under the IBEX brand.

•	Our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital.

•	Our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua.

•	Our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security.

•	Our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand.

•	Our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon.

•	Our ability to recruit, engage, motivate, manage and retain our global workforce.

•	Our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands.

•	Our ability to maintain and enhance our reputation and brand.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this annual report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this annual report are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income data for fiscal years 2020, 2019 and 2018 and the selected consolidated statement of financial position data as of June 30, 2020 and 2019 have been derived from our audited consolidated financial statements included at the end of this annual report. The selected consolidated statement of financial position data as of June 30, 2018 have been derived from our audited consolidated financial statements not included in this annual report.

Our statements of financial position data and our statements of profit or loss and other comprehensive income data for the fiscal years presented herein reflect the impact of our adoption, effective July 1, 2018, of IFRS 15 – Revenue from Contracts with Customers and IFRS 16 – Leases. Our statements of financial position data at June 30, 2019 and our statements of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2018 reflect our disposition of Etelequote Limited to our parent company, The Resource Group International Limited (“TRGI”), on June 26, 2019 and its treatment as a discontinued operation. For additional detail on the impact of the adoption of IFRS 15 and IFRS 16 and the treatment of Etelequote Limited as a discontinued operation and their impact on the comparability of our financial position at June 30, 2019 and 2018 and our results of operations for the years then ended, see “Item 5A.  Results of Operations.” For more information about our disposition of Etelequote Limited, refer to Note 30.2 of our audited consolidated financial statements included at the end of this annual report.

	As of and for the years ended June 30,
US$ in thousands, except per share amounts	2020	2019	2018
Statements of Profit or Loss and Other Comprehensive Income / (Loss) data
Revenue	$405,135	$368,380	$342,200
Income / (loss) from operations	19,513	6,805	(17,777)
Net income / (loss) for the year, continuing operations	7,770	(4,519)	(20,870)
Net income on discontinued operation, net of tax	-	15,484	4,881
Net income / (loss) for the year	$7,770	$10,965	$(15,881)

Loss per share from continuing operations attributable to the ordinary equity holders of the parent
Basic loss per share	$-	$-	$-

Diluted loss per share	$-	$(0.36)	$(1.85)

Loss per share attributable to the ordinary equity holders of the parent
Basic loss per share	$-	$-	$-

Diluted loss per share	$-	$-	$(1.42)

Weighted average number of ordinary shares outstanding - basic	1,176,370	956,835	-
Weighted average number of ordinary shares outstanding - diluted	12,936,962	12,461,182	11,195,649

Statement of Financial Position Data
Cash and cash equivalents	$21,870	$8,873	$13,519
Total assets	195,236	188,302	157,081
Borrowings, non-current	3,782	7,184	9,880
Total non-current liabilities	73,435	68,293	12,894
Total liabilities	179,088	179,674	129,128
Share capital	12	12	12
Total equity	$16,148	$8,628	$27,953
Dividends declared per share	$-	$-	$-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to certain risks and uncertainties described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

Risks Related to Our Business

The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic (“Pandemic”). The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations. We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where we operate. While we are unable to accurately predict the full impact that the Pandemic will have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the Pandemic and its containment measures, our compliance with these measures has impacted our day-to-day operations and disrupted our business. Because the severity, magnitude and duration of the Pandemic and its economic consequences are highly uncertain, rapidly changing and difficult to predict, the ultimate impact of the Pandemic on our business, financial condition and results of operations is currently unknown.

The extent to which the Pandemic continues to adversely impact our business and results of operations will depend on numerous evolving factors that are difficult to predict and outside of our control, including: the duration and scope of the Pandemic; actions taken by governments and other parties, such as our clients, in response to the Pandemic; the impact of the Pandemic on economic activity and actions taken in response; the effect of the Pandemic on our clients and client demand for our services and solutions; the ability of our clients to pay for our services and solutions on time or at all; our ability to sell and provide our services and solutions to clients and prospects; and the ability of our employees to successfully work remotely without suffering productivity issues due to, among other things, their own illness or the illness of family members, distractions at home, including family issues or virtual school learning for their children; and/or unreliable or unstable internet connections.

In the interest of the health and safety of our employees and due to restrictions imposed by national or local governments in places such as the Philippines, Jamaica, Nicaragua, Pakistan and the United States, we have rapidly mobilized our operations to deliver our services remotely from the homes of our individual employees to accommodate for social distancing in our sites, government imposed quarantines and other restrictions imposed by national or local governments. This effort has posed, and continues to pose, numerous operational risks and logistical challenges and has amplified certain risks to our business, including increased demand on our information technology resources and systems that were designed for most of our employees to work from our sites and not remotely, enhanced risk that remote assets like computers or routers might be damaged or not returned, the movement of assets from a tax free zone to a work from home location might trigger new increased taxation, the inability to logistically share equipment and workspaces, increased phishing, ransomware and other cybersecurity attacks as cybercriminals try to exploit the uncertainty surrounding the Pandemic, and increased data privacy and security risks as our employees are working from environments that may be less secure than those of our sites. Any failure to effectively manage these risks, including to timely identify and appropriately respond to any cyberattacks, may adversely affect our business.

In addition, certain of our clients have not consented to or limited programs eligible for work-at-home arrangements in connection with the services we deliver to them or certain of our employees were logistically prohibited from providing services because of broadband and/or work environment deficiencies, and as a result we have been unable to fully staff as needed and to deliver at the same volumes to the same extent we were prior to the onset of the Pandemic. We are also exposed to the risk that continued government-imposed restrictions or frequently changing government-imposed restrictions such as enhanced quarantine areas, lock downs, cessation of transportation which adversely affect our employees’ ability to access our facilities could disrupt our ability to provide our services and solutions and result in, among other things, terminations of client contracts and losses of revenue or additional costs borne by us to provide temporary housing or transportation to our employees to allow them to access our facilities. Even after implementing social distancing, enhanced cleaning procedures and other mitigating measures, there is no guarantee that we will not have an outbreak of COVID-19 at one of our facilities, resulting in a significantly reduced workforce due to infection or a significant percentage of our workforce in a facility being quarantined due to exposure as a result of contact tracing, or that a governmental authority may close our facility as a result, which could impact cash flows from operations and liquidity. Further, even with respect to clients who have consented to work-at-home arrangements for some or all of their programs, there is no guarantee that these clients will continue to permit these work-at-home arrangements and revocation by any clients of their consent to these arrangements could also result in loss of revenue in the future.

The significant personal and business challenges presented by the Pandemic, including the potentially life-threatening health risks to employees and their families and friends, the closures of schools and the unavailability of various services our employees may rely upon, such as childcare, are a cause of employee morale concerns and may adversely impact employee productivity and result in increased absenteeism and leaves of absence. Further, as we look to backfill vacant positions and add headcount in preparation for ramp season, our time to fill and cost per hire could increase due to external factors beyond our control.

We may experience reluctance of the workforce to return to the sites during the Pandemic due to concerns related to returning to a communal workplace including, for their own health if they are part of a vulnerable population or have vulnerable family members at home and enhanced federal government unemployment incentives that may result in temporarily higher income from unemployment that may exceed local prevailing wages and may make it more difficult for us to encourage our workforce to return to work or hire a sufficient number of employees to support our contractual commitments or may result in higher costs, lower contract profitability, higher turnover and reduced operational efficiencies, which could, in the aggregate, have a material adverse impact on our results of operations. While our employees in the United States were designated as essential critical infrastructure workers pursuant to the Order from the Cybersecurity and Infrastructure Agency, there is no guarantee that such designation may not change in the future. Similarly, in some of our non-U.S. locations, certain of our clients in the telecommunications, shipping and delivery and fulfillment services industries were deemed to be essential and by virtue of such designation, our employees were considered to be essential workers. However, there is no guarantee that such designation may not change in the future.

The post-Pandemic social distancing rules and other government mandates are likely to permanently impact the structure and configuration of our sites, where employees work in close proximity. These new regulatory requirements may force us to make significant capital investments to reconfigure our existing facilities and to accept lower capacity utilization than the utilization priced under our multi-year contracts or to expand our capacity into new space in certain geographies to accommodate our workforce, which will result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated cost structures for the client. If we are unable to renegotiate our contracts to recoup these additional costs or adjust our cost structure to absorb them, our margins and profitability will be impacted and will result in adverse impact on our results of operations. Our ability to develop and implement agile workforce strategies while navigating sudden and massive workforce shifts may result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated structures for the client. Furthermore, there has been a significant upward trend in general with respect to labor litigation related to the impact of the Pandemic on the workforce, including workplace safety, Family Medical Leave Act and disability accommodations for vulnerable populations. As a result, this could result in increased claims related to the Pandemic or we may incur increased costs to accommodate the vulnerable population which could, in the aggregate, have an adverse effect on our results of operations. We could also see an increase in health care costs for employees due to emerging regulations regarding COVID-19 testing, telemedicine and extended COBRA coverage. Historically, pandemic conditions have led to sweeping changes in governmental regulations regarding the use and payment of sick time and vacation/leave time, which could have a material adverse effect on our future labor costs. Finally, periods of sustained high unemployment have historically led to increases in minimum wage rates, which could also have a material adverse effect on our future labor costs.

The effects of the Pandemic could result in slowed decision-making and delayed planned work by our clients. Our clients may also experience reduced volume to their business as a result of the Pandemic which could result in over-staffing or requests for reduced staffing on certain client accounts. As clients face reduced demand for their products and services, reduce their business activity and face increased financial pressure on their businesses, we have faced and expect to continue to face downward pressure on our pricing and gross margins due to pricing concessions to clients and requests from clients to extend payment cycles. In addition, clients have requested and may continue to request extended payment cycles, which may have an adverse effect on our cash flows from operations. We could also face a significantly elevated risk of client insolvency, bankruptcy or liquidity challenges where we may perform services and incurred expenses for which we are not paid.

The overall uncertainty regarding the economic impact of the Pandemic and the impact on our revenue growth could impact our cash flows from operations and liquidity. Asset impairment charges, increased currency exchange-rate fluctuations and an inability to recover costs or lost revenues or profits from insurance carriers could all adversely affect us, our financial condition and our results of operations. Additionally, the disruptions and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital. Furthermore, the impact of the Pandemic on our lenders may limit our ability to borrow under our existing credit facilities.

Our efforts to mitigate the negative effects of the Pandemic on our business may not be effective, and we may be affected by a protracted economic downturn. Even after the Pandemic has subsided, we may continue to experience negative effects as a result of the Pandemic’s global economic impact. Further, as this Pandemic is unprecedented and continuously evolving, it may also affect our operating and financial results in a manner that is not presently known to us or in a manner that we currently do not consider will present significant risks to us or our operations. Addressing the significant personal and business challenges presented by the Pandemic, including various business continuity measures and the need to enable work-at-home arrangements for many of our employees, has demanded significant management time and attention and strained other corporate resources, and is expected to continue to do so.

For more information, see “Item 5A. Operating Results – Key Factors Affecting Our Performance.”

Frontier, our largest client as of June 30, 2020, has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On April 14, 2020, Frontier Communications Corporation (“Frontier”), our largest client as of June 30, 2020, representing 18.2% of revenue for the fiscal year then ended, filed a petition under Chapter 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”), along with certain of its subsidiaries. Frontier announced that this Chapter 11 filing is intended to effectuate a pre-arranged financial restructuring in accordance with a Restructuring Support Agreement, entered into by Frontier with certain of its creditors. According to Frontier, if implemented in accordance with the Restructuring Support Agreement, the pre-arranged financial restructuring is expected to reduce Frontier’s debt by more than $10 billion and provide significant financial flexibility to support continued investment in its long-term growth.

Frontier’s ability to successfully complete a reorganization process in its Chapter 11 proceedings is subject to a number of risks and uncertainties. A Chapter 11 bankruptcy proceeding is an unpredictable process that can involve contested matters, evidentiary hearings, and trials over issues that can be raised by creditors or other parties in interest at any time during the course of the Chapter 11 case. These risks and uncertainties could delay, impair, or frustrate Frontier’s efforts to: (i) obtain and retain sufficient financing and/or access to cash, including cash collateral, to operate its business and pay its restructuring expenses; (ii) meet the deadlines and milestones set forth in the Restructuring Support Agreement; (iii) obtain timely Bankruptcy Court approval of other relief sought by it in the Chapter 11 proceeding that is integral to the Restructuring Support Agreement; (iv) avoid any adverse effect on liquidity, creditor support or business operations as a result of its Chapter 11 proceedings; (v) obtain the requisite regulatory approvals for consummation of the Chapter 11 Plan; (vi) comply with the terms and conditions of the debtor-in-possession financing (“DIP Financing”) and any other financing arrangements; and (vii) consummate the Chapter 11 Plan and emerge from bankruptcy in a timely fashion. All of these direct and indirect uncertainties regarding Frontier may affect, among other things, our ability to be paid by Frontier for services rendered to Frontier by us in a timely and compete manner, our ability to sustain or increase the volume of our business with Frontier, and the possibility of potential preferential transfer claims by or on behalf of Frontier against us with regard to payments made to us by Frontier in the 90 days prior to its Chapter 11 filing. In each case, the actions of Frontier and other parties in interest in Frontier’s Chapter 11 proceedings and the decisions of the Bankruptcy Court may affect these and other aspects of the Frontier Chapter 11 proceedings and the resulting implications for us. Because of the significant volume of business that we currently undertake with Frontier, any detrimental impact on Frontier’s Chapter 11 proceedings, the timing or availability of financing, or its ability to timely obtain requested relief in the Chapter 11 proceedings could significantly and adversely affect the collectability our existing or future receivables, result in a decline in our revenues and profits, and have a material adverse impact on our business and financial conditions, results of operations, and cash flows.

For more information, see “Item 5A. Operating Results – Key Factors Affecting Our Performance – Frontier Chapter 11 Petition.”

We were the target of a cybersecurity attack that impacted a portion of our information technology systems.

On August 17, 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. Immediately upon becoming aware of the attack, we implemented containment measures to prohibit access by the threat actor to our extended network which also prevented its access to our client’s networks and systems.  Normal IT operations continued, leveraging our redundant infrastructure and immediately restoring the impacted systems from online backup systems. At no time did the attack impact our business operations, but the unauthorized access included the exfiltration of non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm.  We have been working with industry-leading cybersecurity firms who have implemented a series of additional containment and remediation measures to address the incident and reinforce the security of our information technology systems.

Based on the preliminary assessment and on the information currently known, we do not believe the incident will have a material impact on our business, financial condition or results of operations. However, the investigation of the incident is ongoing, and we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods. While we continue to harden our cyber security infrastructure to address the constantly evolving threat landscape, we cannot provide assurance that our security frameworks and measures will be successful in preventing future cyberattacks. Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them.

For more information, please refer to “Item 3D. Risk Factors—Risks Related to Our Business—Unauthorized or improper disclosure of Personally Identifiable Information or breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects” and “Item 3D. Risk Factors— Risks Related to Our Business—Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.”

Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.

We derive a substantial portion of our revenue from a few key clients. Our top three clients accounted for 43.7%, 50.6%, and 56.9% of our revenues for the fiscal years ended June 30, 2020, 2019, and 2018, respectively. Our largest client as of June 30, 2020 was responsible for 18.2%, 18.2%, and 18.5% of our revenue for the fiscal years ended June 30, 2020, 2019, and 2018, respectively. Our second largest client as of June 30, 2020 was responsible for 16.0%, 20.3%, and 23.0% of our revenue for the fiscal years ended June 30, 2020, 2019, and 2018, respectively. Our third largest client as of June 30, 2020 was responsible for 9.5%, 12.1%, and 15.4% of our revenue for the fiscal years ended June 30, 2020, 2019, and 2018, respectively. The loss of business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to collect revenue could be impacted by the financial condition of our clients.

We enter into multi-year contracts with our clients. Our failure to price these contracts correctly may negatively affect our profitability.

The pricing of our solutions is usually included in statements of work entered into with our clients, many of which are for terms of two to five years. In certain cases, we have committed to pricing over this period with limited to no sharing of risks regarding inflation and currency exchange rates. In addition, we are obligated under some of our contracts to deliver productivity benefits to our clients, such as reduction in handle time or speed to answer. If we fail to accurately estimate future wage inflation rates, unhedged currency exchange rates or our costs, or if we fail to accurately estimate the productivity benefits we can achieve under a contract, it could have a material adverse effect on our business, results of operations and financial condition.

The terms of our client contracts may limit our profitability or enable our clients to reduce or terminate their use of our solutions.

Most of our client contracts do not have minimum volume requirements, and the profitability of each client contract or work order may fluctuate, sometimes significantly, throughout various stages of the program. Certain contracts have performance-related bonus (penalty) provisions that require the client to pay us a bonus (require us to issue the client a credit) based upon our meeting (failing to meet) agreed-upon service levels and performance metrics. In addition, certain of our client contracts may subject us to potential liability and / or rebate payments in certain circumstances. Moreover, although our objective is to sign multi-year agreements, our contracts generally allow the client to terminate the contract for convenience or reduce their use of our solutions. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration dates, that the volume of services for these programs will not be reduced, that we will be able to avoid penalties or earn performance bonuses for our solutions, or that we will be able to terminate unprofitable contracts without incurring significant liabilities. For these reasons, there can be no assurance that our client contracts will be profitable for us or that we will be able to achieve or maintain any particular level of profitability through our client contracts.

The consolidation of our clients or potential clients may adversely affect our business, financial condition, results of operations and prospects.

Consolidation of the potential users of our solutions, particularly those in the telecommunications, technology and cable industries, may decrease the number of clients who contract our solutions. Any significant reduction in or elimination of the use of the solutions we provide as a result of consolidation would result in reduced revenue to us and could harm our business. Such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our clients decide to enter into or further expand insourcing activities in the future, or if current trends toward outsourcing services and/or outsourcing activities are reversed, it may materially adversely affect our business, results of operations, financial condition and prospects.

Our current agreements with our clients do not prevent our clients from insourcing services that are currently outsourced to us, and none of our clients have entered into any non-compete agreements with us. Our current clients may seek to insource services similar to those we provide. Any decision by our clients to enter into or further expand insourcing activities in the future could cause us to lose a significant volume of business and may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, the trend towards outsourcing business processes may not continue and could be reversed by factors beyond our control, including negative perceptions attached to outsourcing activities or government regulations against outsourcing activities. Current or prospective clients may elect to perform such services in-house that may be associated with using an offshore provider. Political opposition to outsourcing services and / or outsourcing activities may also arise in certain countries if there is a perception that such actions have a negative effect on domestic employment opportunities.

In addition, our business may be adversely affected by potential new laws and regulations prohibiting or limiting outsourcing of certain core business activities of our clients in key jurisdictions in which we conduct our business, such as in the United States. The introduction of such laws and regulations or the change in interpretation of existing laws and regulations could adversely affect our business, financial condition, results of operations and prospects.

Natural events, health epidemics (including the outbreak of COVID-19), wars, widespread civil unrest, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural events (such as floods and earthquakes), health epidemics (including the outbreak of COVID-19), wars, widespread civil unrest, terrorist attacks and other acts of violence could result in significant worker absenteeism, increased attrition rates, lower asset utilization rates, voluntary or mandatory closure of our facilities, our inability to meet dynamic employee health and safety requirements, our inability to meet contractual service levels for our clients, our inability to procure essential supplies, travel restrictions on our employees, and other disruptions to our business. In addition, these events could adversely affect global economies, financial markets and our clients’ levels of business activity. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a limited operating history as an integrated company under the IBEX brand, which makes it difficult to evaluate our future prospects and the risks and uncertainties we may encounter.

Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. On June 30, 2017, TRGI completed a series of transactions, which we refer to as the Reorganization Transaction, as a result of which the Continuing Business Entities became our subsidiaries. Although our subsidiaries have individually conducted operations for years, we have a limited history operating the Continuing Business Entities as an integrated business under the IBEX brand, which make it difficult to evaluate our future prospects and the risks and uncertainties we may encounter in seeking to execute on our strategies. These risks and uncertainties include our ability to:

•	cross-sell our full spectrum of CLX solutions;
•	educate the market on our full spectrum of CLX solutions;
•	reposition and expand our brand to reflect our full spectrum of CLX solutions; and
•	manage and execute our full spectrum of CLX solutions as part of an integrated company.

Our historical performance, or that of our subsidiaries, should not be considered indicative of our future performance. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described above and elsewhere in this annual report. If we are unable to successfully address these risks and uncertainties, our business, financial condition, operating results and prospects could be materially adversely affected.

For more information, see “Item 4A. History and development of the company” and “Item 7A. Major Shareholders.”

Portions of our business have long sales cycles and long implementation cycles, which require significant resources and working capital.

Many of our client contracts are entered into after long sales cycles, which require a significant investment of capital, resources and time by both our clients and us. Before committing to use our solutions, potential clients require us to expend substantial time and resources educating them as to the value of our solutions and assessing the feasibility of integrating our systems and processes with theirs. As a result, our selling cycle, which may extend up to two years, is subject to many risks and delays over which we have little or no control, including our clients’ decisions to choose alternatives to our solutions (such as other providers or in-house resources) and the timing of our clients’ budget cycles and approval processes.

In addition, implementing our solutions involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may also experience delays in obtaining internal approvals or may face delays associated with technology or system implementations, thereby further delaying the implementation process.

If we fail to close sales with potential clients to whom we have devoted significant time and resources, or if our current and future clients are not willing or able to invest the time and resources necessary to implement our solutions, our business, financial condition, results of operations and prospects could suffer.

Our business relies heavily on technology, telephone and computer systems as well as third-party telecommunications providers, which subjects us to various uncertainties.

We rely heavily on sophisticated and specialized communications and computer technology coupled with third-party telecommunications and bandwidth providers to provide high-quality and reliable real-time solutions on behalf of our clients through our delivery centers. In our Customer Acquisition solution, the majority of our sales are conducted via sales queues in our contact centers. In both our Customer Acquisition solution and our Customer Engagement solution, we are typically required to record and maintain recordings of telephonic interactions with customers. We rely on telephone, call recording, customer relationship management and other systems and technology in our contact center operations. Our operations, therefore, depend on the proper functioning of our equipment and systems, including telephone, hardware and software. Third-party suppliers provide most of our systems, hardware and software, while our development teams build some in-house. We also rely on the telecommunications and data services provided by local communication companies in the countries in which we operate as well as domestic and international long distance service providers. Despite our efforts for adequate backup and redundancy mechanisms, any disruptions in the delivery of our services due to the failure of our systems, hardware or software, whether provided and maintained by third parties or in-house teams, or due to interruptions in our telecommunications or data services that adversely affect the quality or reliability (or perceived quality or reliability) of our solutions or render us unable to handle increased volumes of customer interaction during periods of high demand, may result in reduction in revenue, loss of clients, or unexpected investment in new systems or technology to ensure that we can continue to provide high-quality and reliable solutions to our clients. The occurrence of any such interruption or unplanned investment could materially adversely affect our business, financial positions, operating results and prospects.

In addition, in some areas of our business, we depend upon the quality and reliability of the services and products of our clients which we help sell to their end customers. If the solutions we provide to our clients experience technical difficulties or quality issues, we may have a harder time selling services and products to end customers which could have an adverse impact on our business and operating results.

We further anticipate that it will be necessary to continue to invest in our technology and communications infrastructure to ensure reliability and maintain our competitiveness. This is likely to result in significant ongoing capital expenditures for maintenance as well as growth as we continue to grow our business. There can be no assurance that any of our information systems will be adequate to meet our future needs or that we will be able to incorporate new technology to enhance and develop our existing solutions. Moreover, investments in technology, including future investments in upgrades and enhancements to hardware or software, may not necessarily maintain our competitiveness. Our future success will also depend in part on our ability to anticipate and develop information technology solutions that keep pace with evolving industry standards and changing client demands.

Our business is heavily dependent upon our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua, and any disruption to those operations would adversely affect us.

Outside of the United States, a substantial portion of our operations are conducted in Pakistan, the Philippines and increasingly, Jamaica and Nicaragua. Pakistan has experienced, and continues to experience, political and social unrest and acts of terrorism. The Philippines has experienced political instability and acts of natural disaster, such as typhoons and flooding, and continues to be at risk of similar and other events that may disrupt our operations. Our operations in Jamaica, which commenced in 2016 and have been growing quickly, are also subject to political instability, natural disasters, crime and similar other risks. We also conduct operations in Canada, Nicaragua, Senegal and the United Kingdom which are subject to various risks germane to those locations.

Our international operations, particularly in Pakistan, the Philippines, Nicaragua and Jamaica, and our ability to maintain our offshore facilities in those jurisdictions is an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage will be greatly diminished and may disappear altogether as a result of a number of factors, including:

•	political unrest;
•	social unrest;
•	terrorism or war;
•	health epidemics (including the outbreak of COVID-19);
•	failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;
•	currency fluctuations;
•	changes to the laws of the jurisdictions in which we operate; or
•	increases in the cost of labor and supplies in the jurisdictions in which we operate.

Our international operations may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, particularly in Pakistan and the Philippines and increasingly so in Jamaica, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and results of operations.

Our business depends on maintaining large numbers of agents to service our clients’ business needs, and we tend not to terminate agents on short notice to respond to temporary declines in demand in excess of agreed levels, as rehiring and retraining agents at a later date would force us to incur additional expenses, and any termination of our employees would also involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. For example, the Pandemic decreased client demand for our services in certain verticals which resulted in furloughs of employees in the initial months of the Pandemic. Additionally, the hiring and training of our agents in response to increased demand takes time and results in additional short-term expenses. These factors constrain our ability to adjust our labor costs for short-term movements in demand, which could have a material adverse effect on our business, financial condition and results of operations.

The anticipated strategic and financial benefits of our relationship with Amazon may not be realized.

On November 13, 2017, we issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire approximately 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. We issued this warrant to Amazon with the expectation that the warrant would result in various benefits including, among others, growth in revenues and improved cash flows. Achieving the anticipated benefits from the warrant is subject to a number of challenges and uncertainties. If we are unable to achieve our objectives or if we experience delays, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.

For more information, see our audited consolidated financial statements included at the end of this annual report.

The success of our business depends on our senior management and key employees.

Our success depends on the continued service and performance of our senior management and other key personnel. In each of the industries in which we participate, there is competition for experienced senior management and personnel with industry-specific expertise. We may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience. The loss of key members of our personnel, particularly to competitors, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to attract, hire, train and retain sufficient numbers of agents and other employees in a timely fashion at our facilities to support our operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business relies on large numbers of trained agents and other employees at our facilities, and our success depends to a significant extent on our ability to attract, hire, train and retain agents and other employees. The outsourcing industry experiences high employee turnover. In addition, we compete for employees not only with other companies in our industry, but also with companies in other industries. Increased competition for these employees, in our industry or otherwise, particularly in tight labor markets, could have an adverse effect on our business. Additionally, a significant increase in the turnover rate among trained employees could increase our costs and decrease our operating profit margins.

In addition, our ability to maintain and renew existing client engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain employees with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our operations could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not successful in converting visitors to our customer acquisition websites into purchasers or subscribers, our business and operating results may be harmed.

The growth of our customer acquisition business depends in part upon growth in the number of our customers or subscribers we are able to acquire for our clients. The rate at which we convert consumers into customers or subscribers using our customer acquisition websites is a significant factor in the growth of our customer acquisition business. A number of factors could influence this conversion rate for any given period, some of which are outside of our control. These factors include:

•	the quality of the consumer experience on our customer acquisition websites and with our delivery center;
•	the variety and affordability of the products and services that we offer on behalf of our clients and carrier partners;
•	system failures or interruptions in the operation of our customer acquisition websites; and
•	changes in the mix of consumers who are referred to us through our direct marketing partners, online advertising subscriber acquisition channels and other marketing channels.

Even if the rate at which we convert visitors to customers or subscribers declines, the marketing and lead generation costs that have already been incurred are unlikely to decline correspondingly. Therefore, such a decline in conversion rate of consumers visiting our customer acquisition websites is likely to result in reduced revenue and a further reduced margin, which could have a material adverse effect on our business, financial condition and operating results.

We depend upon internet search engines to attract a significant portion of the consumers who visit our customer acquisition websites, and if we are unable to advertise on search engines on a cost-effective basis, our business and operating results would be harmed.

We maintain a number of different customer acquisition websites to market our clients’ offerings to consumers in their target customer segments. Such client service offerings include cable, internet and paid television services. We derive a significant portion of our customer acquisition website traffic from consumers who search products or services using Internet search engines, such as Google, MSN and Yahoo!. A critical factor in attracting consumers to our customer acquisition websites is whether our clients’ offerings are prominently displayed in response to an internet search relating to specific products or services that we market. Search engines typically provide two types of search results, unpaid (natural) listings and paid advertisements. We rely on both unpaid listings and paid advertisements to attract consumers to our customer acquisition websites.

Unpaid search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular internet search engine. The algorithms determine the order of the listing of results in response to the consumer’s internet search. From time to time, search engines revise these algorithms. In some instances, these modifications have caused our customer acquisition websites to be listed less prominently in unpaid search results, which has resulted in decreased traffic to these websites. Our customer acquisition websites may also become listed less prominently in unpaid search results for other reasons, such as search engine technical difficulties, search engine technical changes and changes we decide to make to our websites. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and decided not to list their websites in search result listings at all. If we are listed less prominently in search result listings for any reason, the traffic to our customer acquisition websites would likely decline, which would harm our operating results. If we decide to attempt to replace this traffic, we may be required to increase our marketing expenditures, which also would harm our operating results and financial condition.

We also purchase paid advertisements on search engines in order to attract users to our customer acquisition websites. We typically pay a search engine for prominent placement of our name and website when certain specific terms are searched on the search engine, regardless of the unpaid search result listings. In some circumstances, the prominence of the placement of our name and website is determined by a combination of factors, including the amount we are willing to pay and algorithms designed to determine the relevance of our paid advertisement to a particular search term. We bid against our competitors and others for the display of these paid search engine advertisements. If there is increased competition for the display of paid advertisements in response to search terms related to our business, our advertising expenses could rise significantly or we could reduce or discontinue our paid search advertisements, either of which could harm our business, operating results and financial condition.

In addition to marketing through internet search engines, we frequently enter into contractual marketing relationships with other online and offline businesses that promote us to their customers. These marketing partners include financial and online service companies, affiliate programs and online advertisers and content providers.

Many factors influence the success of our relationship with our marketing partners, including:

•	the continued positive market presence, reputation and growth of the marketing partner;
•	the effectiveness of the marketing partner in marketing our websites and services;
•	the interest of the marketing partner’s customers in the products and services that we offer on our customer acquisition websites;
•	the contractual terms we negotiate with the marketing partner, including the marketing fee we agree to pay a marketing partner;
•	the percentage of the marketing partner’s customers that purchase products or services through our customer acquisition websites;
•	the ability of a marketing partner to maintain efficient and uninterrupted operation of its website; and
•
our ability to work with the marketing partner to implement website changes, launch marketing campaigns and pursue other initiatives necessary to maintain positive consumer experiences and acceptable traffic volumes.

If we are unable to maintain successful relationships with our existing marketing partners or fail to establish successful relationships with new marketing partners, our business, operating results and financial condition will be harmed.

Our business depends in part on our capacity to invest in technology as it develops, and substantial increases in the costs of technology and telecommunications services or our inability to attract and retain the necessary technologists could have a material adverse effect on our business, financial condition, results of operations and prospects.

The use of technology in our industry has and will continue to expand and change rapidly. Our business depends, in part, upon our ability to develop and implement solutions that anticipate and keep pace with continuing changes in technology, industry standards and client preferences. We may incur significant expenses in an effort to keep pace with customer preferences for technology or to gain a competitive advantage through technological expertise or new technologies.

If we do not recognize the importance of a particular new technology to our business in a timely manner, are not committed to investing in and developing or adopting such new technology and applying these technologies to our business, or are unable to attract and retain the technologists necessary to develop and implement such technologies, our current solutions may be less attractive to existing and new clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. There can be no assurance that we will have sufficient capacity or capital to meet these challenges. Any such failure to recognize the importance of such technology, a decision not to invest and develop or adopt such technology that keeps pace with evolving industry standards and changing client demands, or an inability to attract and retain the technologists necessary to develop and implement such technology could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increases in employee expenses as well as changes to labor laws could reduce our profit margin.

For the fiscal years ended June 30, 2020, 2019, and 2018, payroll and related costs and share-based payments accounted for $276.6 million, $258.7 million, and $261.3 million respectively, representing, 68.3%, 70.2%, and 76.4%, respectively, of our revenue in those periods.

Employee benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In several locations including the United States, the Philippines and Pakistan, we have experienced increased labor cost during the fiscal years ended June 30, 2020, 2019, and 2018 due to increased demand and greater competition for qualified employees. For further details, see “Item 5A. Operating Results – Results of Operations.”

We may not be successful in our attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, Pakistan, the Philippines, Jamaica or Nicaragua, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees, or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We may expand our global operations in order to maintain an appropriate cost structure and meet our clients’ needs. This may involve expanding into countries other than those in which we currently operate and where we have less familiarity with local procedures. It may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, financial condition, results of operations and prospects.

Our profitability will suffer if we are not able to maintain asset utilization levels, price appropriately and control our costs.

Our profitability is largely a function of the efficiency with which we utilize our assets, particularly our people and facilities, and the pricing that we are able to obtain for our solutions. Our utilization rates are affected by a number of factors, including our ability to transition employees from completed projects to new assignments, hire and assimilate new employees, forecast demand for our solutions and thereby maintain an appropriate headcount in each of our locations and geographies, manage attrition, accommodate our clients’ requests to shift the mix of delivery locations during the pendency of a contract, and manage resources for training, professional development and other typically non-billable activities. The prices we are able to charge for our solutions are affected by a number of factors, including our clients’ perceptions of our ability to add value through our solutions, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenues from client engagements, margins and cash flows over increasingly longer contract periods and general economic and political conditions. Therefore, if we are unable to price appropriately or manage our asset utilization levels, there could be a material adverse effect on our business, results of operations and financial condition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and grow our business, we may not be able to manage the significantly larger and more geographically diverse workforce and our profitability may suffer.

The inability or unwillingness of clients that represent a large portion of our accounts receivable balance to pay such balances in a timely fashion could adversely affect our business.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenues. A client may become unable or unwilling to pay its balance in a timely fashion due to a general economic slowdown, economic weakness in its industry or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client’s financial inability or unwillingness, for any reason, to pay a large accounts receivable balance would adversely impact our financial condition and cash flow and could adversely impact our ability to draw upon our receivables-backed lines of credit.

If we are unable to fund our working capital requirements and new investments, our business, financial condition, results of operations and prospects could be adversely affected.

Our business is characterized by high working capital requirements and the need to make new investments in operating sites and employee resources to meet the requirements of our clients. Similar to our competitors in this industry, we incur significant start-up costs related to investments in infrastructure to provide our solutions and the hiring and training of employees, such expenses historically being incurred before revenues are generated.

We are exposed to adverse changes in our clients’ payment policies. If our key clients implement policies which extend the payment terms of our invoices, our working capital levels could be adversely affected and our financing costs may increase. If we are unable to fund our working capital requirements, access financing at competitive rates or make investments to meet the expanding business of our existing and potential new clients, our business, financial condition, results of operations and prospects could be adversely affected.

Our operating results may fluctuate from quarter to quarter due to various factors including seasonality.

Our operating results may vary significantly from one quarter to the next and our business may be impacted by factors such as client loss, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our solutions, start-up costs, delays or difficulties in expanding our operating facilities and infrastructure, delays or difficulties in recruiting, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. The financial benefit of gaining a new client may not be recognized at the intended time due to delays in the implementation of our solutions or negatively impacted due to an increase in the start-up costs.

Based on our experience, the BPO industry experiences increased volumes during the fourth calendar quarter of the year. These seasonal effects also cause differences in revenues and income among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

The sales cycle for our solutions, which may extend up to two years, and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing of new client engagements.

Damage or disruptions to our technology systems and facilities either through events beyond or within our control could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches, cyberattacks, and viruses, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we maintain property and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

We face substantial competition in our business.

The market in which we compete, which is comprised of the customer acquisition, customer engagement and customer experience management market segments, is highly fragmented and continuously evolving. We face competition from a variety of companies, including some of our own clients, which operate in distinct segments of the customer lifecycle journey. These segments are very competitive, and we expect competition to remain intense from a number of sources in the future. We believe that the most significant competitive factors in the markets in which we operate are service quality, value-added service offerings, industry experience, advanced technological capabilities, global coverage, reliability, scalability, security and price. The trend toward near- and offshore outsourcing, international expansion by foreign and domestic competitors and continued technological changes may result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of our existing and future competitors have or will have greater financial, human and other resources, longer operating histories, greater technological expertise and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer needs and reduce operating costs or enter into similar arrangements with potential clients. Further, trends of consolidation in our certain industries and among competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins and diminished financial performance which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Unfavorable economic conditions, especially in the United States and in the telecommunications, technology and cable industries from which we generate most of our revenue, could adversely affect our business, results of operations, financial condition and prospects.

Our results of operations may vary based on the impact of changes in the global economy on our clients. While it is often difficult to predict the impact of general economic conditions on our business, unfavorable economic conditions, such as those that occurred during the global financial crisis and economic downturn that began in 2008, could adversely affect the demand for some of our clients’ products and services and, in turn, could cause a decline in the demand for our solutions. Additionally, several of our clients, particularly in the telecommunications and technology industries, have experienced substantial price competition. As a result, we face increasing price pressure from such clients, which, if continued, could negatively affect our operating and financial performance.

Our business and future growth depend largely on continued demand for our solutions from clients based in the United States. During the fiscal year ended June 30, 2020, 2019, and 2018, we derived 96.7%, 97.1%, and 96.2%, respectively, of our revenue from customers based in the United States. In addition, a substantial portion of our clients are concentrated in the telecommunications, technology, cable, retail and e-commerce industries. For the fiscal year ended June 30, 2020, 35.9% of our revenue was derived from clients in the telecommunications industry, 13.8% of our revenue was derived from clients in the technology industry, 7.0% of our revenue was derived from clients in the cable industry and 16.8% of our revenue was derived from clients in the retail and e-commerce industry. For the fiscal year ended June 30, 2019, 40.5% of our revenue was derived from clients in the telecommunications industry, 14.7% of our revenue was derived from clients in the technology industry, 9.9% of our revenue was derived from clients in the cable industry and 7.9% of our revenue was derived from clients in the retail and e-commerce industry. For the fiscal year ended June 30, 2018, 45.4% of our revenue was derived from clients in the telecommunications industry, 17.7% of our revenue was derived from clients in the technology industry, 12.3% of our revenue was derived from clients in the cable industry and 4.0% of our revenue was derived from clients in the retail and e-commerce industry.

For these reasons, among others, the occurrence of unfavorable economic conditions could adversely affect our business, results of operations, financial condition and prospects.

If our solutions do not comply with the quality standards required by our clients under our agreements, our clients may assert claims for reduced payments to us or substantial damages against us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Many of our client contracts contain service level and performance requirements, including requirements relating to the quality of our solutions. Failure to meet service requirements or real or perceived errors made by our employees in the course of delivering our solutions could result in a reduction of revenue, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, in connection with our service contracts, certain representations are made, including representations relating to the quality and experience of our personnel. A failure or inability to meet these requirements or a breach of such representations could result in a claim for damages against us and seriously damage our reputation and affect our ability to attract new business.

Our business prospects will suffer if we are unable to continue to anticipate our clients’ needs by adapting to market and technology trends.

Our success depends, in part, upon our ability to anticipate our clients’ needs by adapting to market and technology trends. We may need to invest significant resources in research and development to maintain and improve our solutions and respond to our clients’ changing needs. However, we may not be able to modify our current solutions or develop, introduce and integrate new solutions in a timely manner or on a cost-effective basis. If we are unable to further refine and enhance our solutions or to anticipate innovation opportunities and keep pace with evolving technologies, our solutions could become uncompetitive or obsolete and as a result our clients may terminate their relationship with us or choose to divert their business elsewhere, and our revenue may decline as a result. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing client systems and workflows. If any of these or related problems were to arise, our business, financial condition, results of operations and prospects could be adversely affected.

In addition, we plan to expand across client industries and enter into new industry verticals such as travel and hospitality. If we are unable to successfully adapt our solutions to these industry verticals, our potential growth opportunities could be compromised.

If we fail to adequately protect our intellectual property and proprietary information in the United States and abroad, our competitive position could be impaired and we may lose valuable assets, experience reduced revenues and incur costly litigation to protect our rights.

We believe that our success is dependent, in part, upon protecting our intellectual property and proprietary information. We rely on a combination of intellectual property registrations, trade secrets and contractual restrictions to establish and protect our intellectual property. However, the steps we take to protect our intellectual property may provide only limited protection and may not now or in the future provide us with a competitive advantage. We may not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create products and services that compete with our solutions. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our directors, advisory board members and with the parties with whom we have strategic relationships and business alliances, as well as our clients. No assurance can be given that these agreements will be effective in controlling access to and the distribution of our proprietary information. Further, these agreements may not prevent potential competitors from independently developing technologies that are substantially equivalent or superior to ours, in which case we would not be able to assert trade secret rights.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the eligibility, validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could make it more expensive for us to do business and adversely affect our operating results by delaying further sales or the implementation of our technologies, impairing the functionality of our platform and solutions, delaying introductions of new features or applications or injuring our reputation.

Others could claim that we infringe on their intellectual property rights or violate contractual protections, which may result in substantial costs, diversion of resources and management attention and harm to our reputation.

We or our clients may be subject to claims that our technology infringes upon the intellectual property rights of others. Any such infringement claims may result in substantial costs, divert management attention and other resources, harm our reputation and prevent us from offering our solutions. A successful infringement claim against us could materially and adversely affect our business, resulting in our substituting inferior or costlier technologies into our platform and solutions, monetary damages, reasonable royalties or an injunction against providing some or all of our solutions.

In our contracts, we agree to indemnify our clients for expenses and liabilities resulting from claimed infringement by our solutions, in some cases excluding third-party components, of the intellectual property rights of others. In some instances, the amount of these indemnity obligations may be greater than the revenues we receive from the client under the applicable contract. In addition, we may develop work product in connection with specific projects for our clients. While our contracts with our clients provide that we retain the ownership rights to our pre-existing proprietary intellectual property, in some cases we assign to clients intellectual property rights in and to some aspects of documentation or other work product developed specifically for these clients in connection with these projects, which may limit or prevent our ability to resell or reuse this intellectual property.

Our global operations expose us to numerous legal and regulatory requirements.

We provide solutions to our clients’ customers in 41 countries and two continents around the world. We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy and labor relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters and our operations outside of the United States may also be subject to U.S. laws on these diverse matters. U.S. laws may be different in several respects from the laws of Pakistan and the Philippines, where we have significant operations, and jurisdictions where we may seek to expand. We also have and may seek to expand operations in emerging market jurisdictions where legal systems may be less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

We are subject to economic sanctions, export control, anti-corruption, anti-bribery, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to U.S. export controls and economic sanctions laws and regulations, including the U.S. Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security and the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports, re-exports and transfers of our software and services must be made in compliance with these laws and regulations, which could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws. Specifically, the provision of our services and our international activities are subject to various economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, which include prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. The Office of Foreign Assets Control rules also prohibit U.S. persons from facilitating a foreign person’s engagement in or with such countries, governments, persons and entities.

Although we take precautions to prevent our services from being provided or deployed in violation of such laws, our services could be provided inadvertently in violation of such laws despite the precautions we take, including usage by our customers in violation of our terms of service. We also cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. If we fail to comply with these laws, we and our employees could be subject to civil or criminal penalties, including the possible loss of export privileges, monetary penalties, and, in extreme cases, imprisonment of responsible employees for knowing and willful violations of these laws. We may also be adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise.

In addition, various countries regulate the import and export of certain encryption and other technology, including import and export permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our users’ ability to access our products in those countries. Changes in our products, or future changes in export and import regulations may prevent our users with international operations from utilizing our products globally or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell products to, existing or potential users with international operations. Any decreased use of our platform or limitation on our ability to export or sell our products would likely adversely affect our business, results of operations, and financial results.

In many parts of the world, including countries in which we operate or seek to expand, practices in the local business community may not conform to international business standards and could violate anticorruption laws or regulations, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and the Bermuda Bribery Act of 2016. Our employees, subcontractors, agents and other third parties with which we associate could take actions that violate our policies or procedures designed to promote legal and regulatory compliance or applicable anticorruption laws or regulations. As we continue our international business, we may also engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. Violations of these laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or knew about the actions leading to the violations) including fines or penalties, disgorgement of profits and suspension or disqualification from work, including U.S. federal contracting, any of which could materially adversely affect our business, including our results of operations and our reputation.

We cannot predict whether any material suits, claims, or investigations may arise in the future. Regardless of the outcome of any future actions, claims, or investigations, we may incur substantial defense costs and such actions may cause a diversion of management time and attention. Also, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our client base includes many entities in highly regulated industries, potentially increasing our legal risk and compliance costs and requiring implementation of additional security measures.

Many of our clients are engaged in highly regulated industries that have an array of sector-specific regulatory obligations, including privacy and security requirements. Specifically, our focus on the telecommunications, technology and cable industries means that we may process or come into possession of data that must be treated with special care. In additional to government regulations, our client contracts contain requirements related to the retention of records.

In the United States, telecommunications providers are subject to rules on the use and sharing of Customer Proprietary Network Information (“CPNI”). The Telecommunications Act of 1996 limits the uses to which such information may be put, and the parties with whom it may be shared, absent customer permission. It also requires that CPNI be adequately safeguarded. Compliance with these obligations has been a topic of increased interest for the U.S. Federal Communications Commission,  (“FCC”), which has undertaken high-profile CPNI enforcement actions in recent years. The FCC also is in the process of applying such rules to broadband service providers, which could affect how we may provide our solutions to this sector of the telecommunications industry. We instruct our clients not to provide any CPNI to us, but this information may inadvertently be provided to us by our clients as part of their customer information.

In the United States, two federal agencies, the Federal Trade Commission (“FTC”) and the FCC, and various states have enacted laws including, at the federal level, the Telephone Consumer Protection Act of 1991, that restrict the placing of certain telephone calls and texts to residential and wireless telephone subscribers by means of automatic telephone dialing systems, prerecorded or artificial voice messages and fax machines. Internationally, we are also subject to similar laws imposing limitations on marketing calls to wireline and wireless numbers and compliance with do not call rules. These laws require companies to institute processes and safeguards to comply with these restrictions. Some of these laws can be enforced by the FTC, FCC, state attorney generals, foreign regulators or private party litigants. In these types of actions, the plaintiff may seek damages, statutory penalties, costs and/or attorneys’ fees.

These and other sector-specific obligations could increase our legal risk and impose additional compliance costs on our solutions. If we fail to comply with these obligations, we could suffer a range of consequences, including contract breach claims from our clients, regulatory fines and other penalties, or reputational harm, all of which may have a material adverse impact on our business.

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, use, storage, transfer, dissemination, security, and/or other processing, (“Processing”), of personally identifiable information (such personally identifiable information collectively with all information defined or described by applicable law as “personal data,” “personal information,” “PII” or any similar term, is referred to as Personally Identifiable Information), data, financial data, health data or other similar data. Existing U.S. federal and various state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations and conflicting requirements, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. New laws, amendments to or re-interpretations of existing laws and regulations, rules of self-regulatory bodies, industry standards and contractual obligations may impact our business and practices, and we may be required to expend significant resources to adapt to these changes, or stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the Processing of Personally Identifiable Information of individuals. The FTC and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the Processing of data, and to the security measures applied to such data. Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the Processing of Personally Identifiable Information obtained from their residents and individuals located in the EU or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the Processing of Personally Identifiable Information that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, IP addresses and other online or device identifiers. In particular, on April 27, 2016 the European Union adopted the General Data Protection Regulation 2016 / 679 (“GDPR”) that took effect on May 25, 2018. The GDPR repeals and replaces the EU Data Protection Directive 95 / 46 / EC and it is directly applicable across EU member states. The GDPR applies to any company established in the EU as well as to those outside the EU if they process Personally Identifiable Information, as defined under the GDPR, in connection with the provision of goods or services to individuals in the EU or monitor their behavior (for example, through online tracking) of individuals in the EU. The GDPR enhances data protection obligations for businesses and provides direct legal obligations and potential liabilities for service providers processing personal data on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data processing activities. Moreover, the GDPR requirements apply not only to third-party transactions, but also to transfers of EU personal data between us and our subsidiaries, including employee information. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher.

In addition to the GDPR, the EU also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, (“ePrivacy Regulation”), would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed but could be enacted sometime in the relatively near future. While the new regulation contains protections for those using communications services (for example, protections against online tracking technologies), the potential timing of its enactment significantly later than the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user’s terminal equipment, which may negatively impact our product offerings and our relationships with our customers. Preparing for and complying with the GDPR and the ePrivacy Regulation (if and when it becomes effective) has required and will continue to require us to incur substantial operational costs and may require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others.

With respect to all of the foregoing, any failure or perceived failure by us to comply with applicable U.S., EU or other foreign privacy or data security laws, policies, industry standards or legal obligations, or any security incident that results in the unauthorized Processing of Personally Identifiable Information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations, industry standards and other legal obligations concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation.

Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business.

On June 28, 2018, California became the first U.S. state with a comprehensive consumer privacy law when it enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which became effective January 1, 2020, with some exceptions (Cal. Civ. Code §§ 1798.100-1798.199). The CCPA regulates any for-profit entity doing “business” (who are not otherwise exempt) in California that meets one of the following: (a) has a gross revenue greater than $25 million. (b) annually buys, receives, sells or shares the personal information of more than 50,000 consumers, households or devices for commercial purposes, or (c) derives 50 percent (50%) or more of its annual revenues from “selling” (as defined by CCPA) consumers’ personal information. The CCPA grants covered California residents new data protection rights regarding their personal information (as defined under the CCPA), including rights to access and delete their Personal Information, opt out of certain Personal Information sharing and receive detailed information about how their Personal Information is used. Additionally, the CCPA and imposes various data protection duties on certain entities conducting business in California. Under the CCPA, in the event of a data breach affecting California residents’ Personal Information, failure to maintain reasonable security procedures and practices can trigger a private right of action lawsuit and is expected to increase data breach class action litigation. Statutory damages available for CCPA data breach private rights of action range from $100 to $750 per violation or actual damages, whichever greater, with injunctive or declaratory relief also possible. In addition to the data breach private right of action, the California Attorney General may independently bring administrative actions for violations of the CCPA’s non-data breach requirements and seek civil penalties of $2,500 per violation, or up to $7,500 per violation if intentional. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could impose additional compliance obligations, increase our potential liability and adversely affect our business.

Unauthorized or improper disclosure of Personally Identifiable Information or breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly upon technology infrastructure, telephone systems, data and other equipment and systems. Internal or external attacks on any of those could disrupt the normal operations of our facilities and impede our ability to provide critical solutions to our clients, thereby subjecting us to liability under our contracts. In addition, our business involves the use, storage and transmission of information about our employees, our clients and customers of our clients in connection with our solutions such as Personally Identifiable Information of the customers of our clients. While we take measures to protect the security of, and against unauthorized access to, our systems, as well as the privacy of Personally Identifiable Information and proprietary information, it is possible that our security controls over our systems, as well as other security practices we follow, may not prevent the improper access to or disclosure of Personally Identifiable Information or proprietary information. Such disclosure could harm our reputation and subject us to significant liability under our contracts and laws that protect Personally Identifiable Information, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide solutions. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area or any other kind of improper access to private Personally Identifiable Information could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of June 30, 2020, we had total indebtedness of $106.0 million, including our lease liabilities. Our level of indebtedness may have significant negative effects on our future operations, including:

•	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;
•
requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
•
limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with relatively lower levels of debt.

If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, several of our financing arrangements contain a number of covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, pay dividends and make certain investments. Complying with these covenants may cause us to take actions that make it more difficult to successfully execute our business strategy and we may face competition from companies not subject to such restrictions. Moreover, our failure to comply with these covenants could result in an event of default or refusal by our creditors to renew certain of our loans which may have a material adverse effect on our business, financial condition, results of operation and prospects. In the past, we have not been in compliance with certain applicable debt covenants in our financing arrangements.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected, and our reputation could be harmed.

If we fail to maintain good relations with our employees, we could suffer a strike or other significant work stoppage or other form of industrial action, which could have a material adverse effect on our business, financial condition, results of operations and prospects and harm our reputation.

Fluctuations against the U.S. dollar in the local currencies in the countries in which we operate could have a material effect on our results of operations.

During the fiscal years ended June 30, 2020, 2019, and 2018, 3.3%, 2.9%, and 3.8%, respectively, of our revenue was generated in currencies other than the U.S. dollar. A portion of our costs and expenses that were incurred outside of the United States were paid for in foreign currencies, mostly the local currencies of the Philippines, Jamaica and Pakistan. During the year ended June 30, 2020, out of our total payroll and related costs, 24.7% were incurred in the Philippines Peso, 12.7% were incurred in the Jamaican Dollar and 7.3% were incurred in Pakistani Rupee. Because our financial statements are presented in U.S. dollars and revenues are primarily generated in U.S. dollars whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Item 5A. Operating Results —Factors Affecting Our Operating Profit Margins” for more information.

In addition to our exposure to the Philippine Peso, Jamaican Dollar and Pakistani Rupee, we also have exposures to the Canadian Dollar, CFA Franc (XOF), Emirati Dirham, Euro, and Nicaraguan Cordoba. Of these, the Nicaraguan Cordoba is the most significant after the Philippine Peso, Jamaican Dollar and Pakistani Rupee.

As we increase our revenues from non-U.S. locations or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We may, in the future, engage in hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See “Item 5A. Operating Results —Factors Affecting Our Operating Profit Margins” for more information.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this annual report relating to the size and expected growth of the market for our portfolio of integrated solutions may prove to be inaccurate. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our solutions and those of our competitors. Even if the markets in which we currently compete meet the size estimates and growth forecasted in this annual report, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this annual report should not be taken as indicative of our future growth.

We have entered into certain related-party transactions and may continue to rely on related parties for certain key development and support activities.

We have entered into, and may continue to enter into, transactions with affiliates of TRGI for corporate and operational services. See “Item 7B. Related Party Transactions.” Such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms because such transactions were entered into with our related parties. We rely on, and will continue to rely on, our related parties to maintain these services. If the pricing for these services changes, or if our related parties cease to provide these services, including by terminating agreements with us, we may be unable to obtain replacements for these services on the same terms without disruption to our business. This could have a material effect on our business, results of operations and financial condition.

We may acquire other companies in pursuit of growth, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

We may decide to acquire complementary businesses in the future. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;
•	use cash that we may need in the future to operate our business;
•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations or cash flows;
•	incur large charges or substantial liabilities; or
•	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition related accounting charges.

Any of these risks could materially and adversely affect our business, results of operations, financial condition and prospects.

Our facilities operate on leasehold property, and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Our facilities operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our business and results of operation.

If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.

We had goodwill and other intangible assets totaling $14.6 million as of June 30, 2020. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. In the year ended June 30, 2020, we recognized an impairment of intellectual property intangibles of $0.7 million. In the fiscal year ended June 30, 2019, we recognized a $0.2 million impairment of intangibles due to the disposal of DGS EDU LLC. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations. For more information, please refer to our audited consolidated financial statements included at the end of this annual report.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of June 30, 2020, we had estimated U.S. federal net operating loss carry forwards of $20.6 million and U.S. state net operating loss carry forwards of $26.6 million, which will begin to expire in 2029. As of that same date, our European and UK subsidiaries had net operating loss carry forwards of $3.9 million, which can be carried forward indefinitely with no expiry date. Our Luxembourg subsidiary had net operating loss of $1.2 million which will begin to expire in 2037. Our Canadian subsidiary had net operating loss carry forward of $2.2 million, which expires over the period 2027 through 2037. Our subsidiary in Senegal has net operating loss carry forward of $2.9 million expiring over the period 2021 through 2024. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income which could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

Risks Related to Being Incorporated in Bermuda

Tax matters, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions. Our results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in the United States and numerous other foreign jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including, but not limited to, changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. The governments of foreign jurisdictions from which we deliver solutions may assert that certain of our clients have a “permanent establishment” in such foreign jurisdictions by reason of the activities we perform on their behalf, particularly those clients that exercise control over or have substantial dependency on our solutions. Such an assertion could affect the size and scope of the solutions requested by such clients in the future.

Transfer pricing regulations, to which we are subject, require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. In response to the Council’s findings, on December 31, 2018, the Bermuda government enacted the Economic Substance Act 2018, and related regulations, as subsequently amended (the “Substance Act”), with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. As a result of implementing the Substance Act, Bermuda does not currently appear on the Council’s list of “non-cooperative jurisdictions” for tax purposes and is therefore “white listed”. Although we believe we comply with the requirements of the Substance Act, we are not able to predict how the Bermuda authorities will interpret and enforce the Substance Act or the potential impact of compliance or noncompliance on our results of operations and financial condition.

In addition, the United States enacted the Tax Cuts and Jobs Act of 2017 (the “TCJA”), which has significantly changed the U.S. federal income tax system. Significant changes introduced by TCJA include reduction in US federal tax rate, limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”). Although we believe we currently comply with the applicable requirements of TCJA, it is difficult to predict whether and to what extent legislative changes or administrative guidance could further change or interpret the meaning of the TCJA. See “Item 10E. Taxation.”

Prospective investors should consult their tax advisors regarding the potential impact to them of the TCJA and any subsequent legislative changes and administrative guidance to them.

During the fiscal year ended June 30, 2019, the Luxembourg tax authorities challenged our tax position with respect to a royalties-related tax exemption and, in response, we filed a petition to defend our position. In response to our petition, the Luxembourg tax authorities accepted our tax position and permitted the tax exemption, issuing a revised tax assessment on June 17, 2020.

Furthermore, the Organisation for Economic Cooperation and Development (OECD) is leading an initiative under its base erosion and profit shifting (BEPS) project aimed at imposing a global minimum tax rate, with the intention of reaching an agreement on its proposals by the end of 2020 or early 2021. We do not know when, or if, the OECD’s proposals will be adopted; however, such proposals may have implications for international companies based in Bermuda. At this stage it is difficult to predict whether and to what extent any legislative changes that are adopted to implement the OECD’s proposals will impact us.

We may become subject to taxes in Bermuda after 2035, which may have a material adverse effect on our results of operations and shareholders’ investments.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us assurances that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily residing in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. See “Item 10E. Taxation.” Given the limited duration of the Bermuda Minister of Finance’s assurance, we cannot assure shareholders that we will not be subject to any Bermuda tax after March 31, 2035.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Bermuda laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Bermuda law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Market.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent compensation committee;
•	have an independent nominating committee;
•	solicit proxies and provide proxy statements for all shareholder meetings;
•	review related-party transactions; and
•	seek shareholder approval for the implementation and modification of certain equity compensation plans and issuances of common shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. In accordance with our Nasdaq Global Market listing, our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act, and Rule 10A-3 of the Exchange Act, both of which are also applicable to U.S. companies listed on the Nasdaq Global Market. Because we are a foreign private issuer, however, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. These reduced compliance requirements may make our common shares less attractive to some investors, which could adversely affect their market price.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under Nasdaq corporate governance rules. A “controlled company” under Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, TRGI, controls a majority of the voting power of our outstanding shares, making us a “controlled company” within the meaning of Nasdaq corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of corporate governance standards.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

•	a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States; or
•
a majority of our “executive officers” or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States, and our business must be administered principally outside the United States.

A majority of our executives, assets and business are located in and managed from the United States. As a result, if a majority of our common shares become either directly or indirectly owned of record by United States residents, we will lose our foreign private issuer status. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.

We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities more time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act 1981, as amended (the “Companies Act”) which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more prescribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, our bye-laws contain a provision by virtue of which unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the Southern District of New York, the plaintiff or plaintiffs shall be deemed by this provision of the bye-laws (i) to have consented to removal of the action by us to the United States District Court for the Southern District of New York, in the case of an action filed in a state court, and (ii) to have consented to transfer of the action pursuant to 28 U.S.C. § 1404 to the United States District Court for the Southern District of New York. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and in any event, our shareholders cannot waive compliance with federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision to be unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Bermuda.

We are incorporated in Bermuda and a significant portion of our assets is located outside the United States. In addition, certain of our directors are non-residents of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or our directors and executive officers, or to enforce a judgment against us for civil liabilities in U.S. courts.

In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

Risks Related to Our Common Shares

The market price of our common shares may be volatile.

The stock market in general, and the market for equities of newly public companies in particular, have been highly volatile. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our common shares may experience a decrease, which could be substantial, in the value of their common shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our common shares could be subject to significant fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in our revenues or earnings estimates or recommendations by securities analysts;
•	publication of research reports by securities analysts about us or our competitors in our industry;
•
failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions or departures of key personnel;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	announcement of technological innovations by us or our competitors;
•	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
•	speculation in the press or investment community;
•	changes in accounting principles;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	health pandemics (including COVID-19);
•	changes in general market and economic conditions;
•	changes or trends in our industry;
•	investors’ perception of our prospects; and
•	adverse resolution of any new or pending litigation against us.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

If securities or industry analysts do not publish research about our business, or publish inaccurate or unfavorable research, the price and trading volume of our common shares could decline.

The market for our common shares will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will cover us or provide favorable coverage. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. Moreover, if one or more analysts downgrade our common shares or change their opinion of our common shares, our share price would likely decline.

Our future earnings and earnings per share, as reported under IFRS as issued by the IASB, could be adversely impacted by the Amazon Warrant and if Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and could adversely affect the market price of our common shares.

The Amazon Warrant increases the number of diluted shares reported, which has an effect on our fully diluted earnings per share. Further, the Amazon Warrant will be presented as a liability in our audited consolidated balance sheet and is subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, future fluctuations in the fair value of the Amazon Warrant could adversely impact our results of operations. If Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and reduce our earnings per share. In addition, any sales in the public market of any common shares issuable upon the exercise of the Amazon Warrant by Amazon could adversely affect the market price of our common shares.

For more information, see our audited consolidated financial statements included at the end of this annual report.

We may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.

We have never declared or paid any dividends, other than (i) a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019 and (ii) on July 21, 2020, our board of directors approved a one-time dividend of $4.0 million to our shareholders reflecting a portion of the cash generation from the business during fiscal year 2020. We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant. Accordingly, if our board of directors deems it appropriate not to pay any dividends, our investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors.

We are an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced financial disclosure obligations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. We may take advantage of these provisions until we are no longer an EGC. We would cease to be an EGC upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. If we take advantage of any of these reduced reporting requirements in future filings, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting, our results of operations and the price of our common shares could be adversely affected.

In connection with our fiscal year ended June 30, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under the Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to various control deficiencies related to (i) information technology general controls and (ii) revenue recognition at one of our subsidiaries. As of June 30, 2019, we and our independent registered public accounting firm determined that these material weaknesses were remediated.

During the fiscal year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting related to our estimate of renewable revenue and related provision for Etelequote Limited. During the preparation of our interim condensed consolidated financial statements as of March 31, 2020 and for the nine month periods ended March 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting related to our estimate of renewable revenue and related provision, and related tax effects, for Etelequote Limited for the nine month period ended March 31, 2019. We disposed of Etelequote Limited to our parent company, The Resource Group International Limited, on June 26, 2019 and have treated Etelequote Limited as a discontinued operation in our financial statements for all periods presented in this annual report. For more information about our disposition of Etelequote Limited, refer to Note 30.2 to our audited consolidated financial statements included at the end of this annual report. As of June 30, 2020, we and our independent registered public accounting firm determined that this material weaknesses were remediated, due to the disposal of Etelequote Limited at the end of June 2019.

During the audit for the fiscal year ended June 30, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to the execution and review of complex accounting matters. Due to a failure in procedures with respect to the execution, review, supervision and monitoring of complex accounting matters, a number of adjustments were identified and made to the consolidated financial statements during the course of our audit.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. As an ECG and pursuant to Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending June 30, 2021, our management is required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not yet made a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Also, once we no longer qualify as an EGC, the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

If we are unable to successfully remediate any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an EGC, which could adversely affect our business, operating results and financial condition.

As a public company, and particularly after we cease to be an EGC, we will incur significantly greater legal, accounting and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), and Nasdaq rules and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, (“Section 404”), will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an EGC, we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an EGC. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

After we are no longer an EGC, or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Certain U.S. holders of our common shares may suffer adverse U.S. tax consequences if we are characterized as a passive foreign investment company.

Based on our gross income and average value of our gross assets, and our current share price, as well as the nature of our business, we do not expect to be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax for the current tax year or in tax years in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our common shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder.

Our executive officers, directors and principal shareholders have the ability to control all matters submitted to shareholders for approval.

Our executive officers, directors and shareholder who own more than 5% of our outstanding common shares, which we refer to as our principal shareholder, beneficially owns shares representing approximately 69.7% of our outstanding common shares. As a result, if some or all of these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, amalgamation, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

Our largest shareholder, The Resource Group International Limited, and its major shareholder, TRG Pakistan Limited,  have substantial control over us and could limit your ability to influence the outcome of key transactions, including any change of control.

As of September 30, 2020, our largest shareholder, TRGI, beneficially owns, in the aggregate, approximately 61.6% of our outstanding common shares. As of June 30, 2020, TRG Pakistan Limited (“TRGP”), a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange, beneficially owned 46% of TRGI’s outstanding voting securities (45% if all outstanding non-voting common shares are converted into voting common shares). The members of the boards of directors of TRGP and TRGI have substantial overlap. Peter Riepenhausen serves as the chairman and director of both TRGP and TRGI. Zia Chishti serves as a director of both TRGP and TRGI and is also TRGP’s largest shareholder and a significant shareholder in TRGI. In addition, Mohammed Khaishgi serves on the boards of directors of TRGP, TRGI and TRGI’s portfolio management company, TRG Holdings.

Additionally, pursuant to a stockholder’s agreement, dated September 15, 2017, between TRGI and us (the “TRGI Stockholder’s Agreement”), we will not take or commit to take, or cause or permit any of our subsidiaries to take, certain enumerated actions without TRGI’s consent, to be withheld or given in TRGI’s sole discretion. The TRGI Stockholder’s Agreement will remain in effect until the date that TRGI ceases to hold 10% or more of all shares issued by us, as measured on an as-converted basis. As a result, we expect that TRGP and TRGI will be able to exert significant influence over our business. TRGP and TRGI may have interests that differ from your interests and may cause TRGI’s shares in our company to be voted in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our share capital may have the effect of delaying, preventing or deterring a change of control of our company and its subsidiaries, as well as certain M&A activity and securities offerings, and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and may adversely affect the market price of our common shares. In addition, because of TRGI’s majority ownership of our company, even if we no longer qualify as a foreign private issuer, we may be able to take advantage of many of the same exemptions from the Nasdaq corporate governance rules for as long as we continue to qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.” Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. As of September 30, 2020, we have 18,388,167 outstanding common shares. Of these common shares, 4,761,905 shares are freely tradable, without restriction, in the public market. All remaining 13,626,262 shares are currently restricted as a result of securities laws or lock-up arrangements but will be able to be sold in the near future. Moreover, certain of our security holders have rights, subject to some conditions, to require us to file registration statements covering the 11,416,683 common shares that it holds or to include their shares in registration statements that we may file for ourselves or other shareholders. We also intend to register all of our common shares that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and lock-up arrangements.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval; and
•	the ability of major shareholders (i.e., shareholders holding 50% or more; in the absence of such a holder, 25% or more) to appoint directors to the Board.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We have the ability to issue preferred shares without shareholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to the common shares, including distributions upon liquidation or dissolution. Our board of directors is authorized to issue preferred shares without first obtaining shareholder approval. If we issue preferred shares, it will create additional securities that may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company

Company History

We were incorporated by TRGI in 2017 for the purpose of delivering solutions to help the world’s preeminent brands more effectively engage with their customers as a leading global customer experience (“CX”) company. Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business was founded as a subsidiary of TRGI in 2008.

On June 30, 2017, TRGI completed a series of transactions constituting the Reorganization Transaction, as a result of which TRGI acquired 4,254,221 of our convertible preference shares and 6,140,713 of our common shares (representing 88.5% of our outstanding common shares as of such date) and the Continuing Business Entities became our wholly owned direct and indirect subsidiaries. We consider the Reorganization Transaction to be a transaction between entities under common control as all of the combining entities or businesses were ultimately controlled by TRGI both before and after the Reorganization Transaction and such control was not transitory.

In addition, in connection with the consummation of the Reorganization Transaction, Mr. Jeffrey Cox, a member of our executive leadership team, and Mr. Anthony Solazzo, the chief executive officer of our discontinued operation Etelequote Limited, acquired minority interests in our company (322,599 and 478,115 common shares, respectively). The number of common shares of IBEX Limited issued to Messrs. Cox and Solazzo was determined based on the relative values of their respective minority interests in two of the Continuing Business Entities that were contributed by TRGI to our company. The relative values of those entities were not dependent upon the price at which common shares were sold but rather was determined on the basis of independent third-party valuations of two Continuing Business Entities and our company.

In connection with the Reorganization Transaction, we provided an indemnity to Mr. Solazzo. Our indemnification obligation is capped at $2.0 million. No claim under the indemnity has been made, and we believe that any material indemnity exposure for us is remote.

One of the Continuing Business Entities, DGS Limited, entered into a “Profit Share Agreement” dated as of June 30, 2017 with Mr. Cox whereby, in exchange for his services as chief executive officer of that entity, Mr. Cox received 13.9% of any cash dividends paid by DGS Limited to us. Mr. Cox was paid $0.2 million under that agreement, which expired by its terms on June 30, 2018. The parties entered into a new Profit Share Agreement, effective as of June 30, 2019, whereby in exchange for his services as chief executive officer of DGS Limited, Mr. Cox received a fee equal to 16.18% of any cash dividends paid by DGS Limited to us. Mr. Cox was paid $0.1 million under the Profit Share Agreement, which expired by its terms on June 30, 2020.

Spin-off of Etelequote Limited to our Parent Company

On June 26, 2019, we transferred all of our equity interests in Etelequote Limited to our parent company, TRGI. In consideration of the share transfer, TRGI agreed to waive $47.9 million of the aggregate preference amount to which the Series C preferred shares that were held by it were entitled upon a voluntary or involuntary liquidation, dissolution or winding up after holders of our Series A preferred shares and Series B preferred shares would receive their respective entitlements. The $47.9 million amount represents the agreed purchase price for the share transfer. As a result of the ETQ Spin-off, Etelequote Limited is no longer a part of our ongoing business and is treated as a discontinued operation as of June 30, 2019 and for the fiscal years ended June 30, 2019 and 2018. For more information on the ETQ Spin-off, refer to Note 30.2 in our audited consolidated financial statements at the end of this annual report.

We are an exempted company with limited liability under the laws of Bermuda. We were incorporated on February 28, 2017 under the name Forward March Limited. We changed our name to IBEX Holdings Limited on September 15, 2017 and then changed our name to IBEX Limited on September 11, 2019. We maintain a registered office located at Crawford House, 50 Cedar Avenue, Hamilton HM11 Bermuda, and the telephone number for this office is (441) 295-6500. Our website address is http://www.ibex.co.

Emerging Growth Company

The JOBS Act was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as EGCs. We are an EGC within the meaning of the JOBS Act. As an EGC, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the  Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may take advantage of these exemptions until we are no longer an EGC.

We will remain an EGC until the earliest to occur of:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenues;

•
the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then-most recently completed second fiscal quarter);

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and

•	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

For more information see “Item 3D. Risk Factors—Risks Related to Our Common Shares.” The reduced disclosure requirements applicable to EGCs may make our common shares less attractive to investors due to certain risks related to our status as an EGC.

Controlled Company Status

We qualify as a “controlled company” under Nasdaq rules because more than 50% of the voting power of our shares are held by TRGI.  We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and Nasdaq, which require that our audit committee have a majority of independent directors, and exclusively independent directors within one year following the effective date of our registration statement. For more information, see “Item 3D. Risk Factors—Risks Related to Being Incorporated in Bermuda—As a foreign private issuer and a controlled company, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.”

Recent Developments

2020 Cybersecurity Incident

On August 17, 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. Immediately upon becoming aware of the attack, we implemented containment measures to prohibit access by the threat actor to our extended network which also prevented its access to our client’s networks and systems. Normal IT operations continued, leveraging our redundant infrastructure and immediately restoring the impacted systems from online backup systems.  At no time did the attack impact our business operations, but the unauthorized access included the exfiltration of certain non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm. We have been working with industry-leading cybersecurity firms who have implemented a series of additional containment and remediation measures to address the incident and reinforce the security of our information technology systems.

Based on the preliminary assessment and on the information currently known, we do not believe the incident will have a material impact on our business, financial condition or results of operations. However, the investigation of the incident is ongoing, and we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods.

B.	Business overview

Overview

We are a leading global CX company delivering solutions to help the world’s preeminent brands more effectively engage with their customers.

Through our integrated customer lifecycle experience (“CLX”) platform, we provide solutions that span the entire customer lifecycle and range from broad-based integrated offerings to more customized solutions focused on specific client needs. Our top ten clients use an average of more than three services across our CLX platform. The ibex Connect suite of solutions makes up the largest portion of our revenue.

Our CLX Suite of Solutions
Connect (Customer Engagement) “Engage customers.”	Digital (Digital Marketing) “Add customers.”	CX (Feedback Analytics) “Grow relationships.”
Customer Service	Digital Marketing	Multi-Channel Digital Surveys
Billing Support	Lead Generation	Real-Time Issue Resolution
Technical Support	Online Sales	Analytics & Business Intelligence
Up-Sell/Cross-Sell	Optimization
Text / Sentiment Analytics	Retention / Renewals
Win-backs	Lead Conversion

We manage over 100 million interactions with consumers on behalf of our clients each year through an omni-channel approach, using voice, web, chat and email. While traditional channels (voice) still account for a majority of our revenue, our revenue from non-voice channels (web, chat and email) has increased over the last five years, from 2.9% in fiscal year 2015 to 16.5% in fiscal year 2020. The growth of our non-voice business has a positive impact on our profitability because our non-voice business has a higher workstation capacity utilization. In addition, agent attrition rates are lower for our non-voice business, which saves us significant costs associated with hiring and training.

Our delivery centers are strategically located in labor markets with relatively low levels of resource competition, which enables us to attract, hire and retain a highly engaged, well trained and motivated workforce, resulting in high levels of client satisfaction. In recent years, we have opened all of our new delivery centers in lower-cost markets outside the United States, such as the Philippines, Jamaica and Nicaragua, where we have been successful in offering our clients a lower cost base while maintaining high levels of quality.

Industry Background

The outsourced industry is undergoing a paradigm shift with blue chip companies in traditional industries pivoting toward digitally-enabled marketplaces and increasingly digitally-native consumers. Companies are reacting to this shifting landscape with a relentless focus on CX and customer lifetime value (“LTV”). They are beginning to view their customer contact center providers as essential partners and extensions of their brand rather than cost centers that manage customer interaction. We define this new model and vantage point as “BPO 2.0” and believe that our differentiated suite of services and organizational characteristics uniquely position us to lead in this market, including:

•	services that span the full customer lifecycle, ranging from customer acquisition to customer engagement to managing and measuring the customer experience;
•	technology tools that enhance agent performance and drive unique client insights;
•	multiple channels of engagement, ranging from voice to fast-growing digital channels such as chat and email;
•	differentiated global delivery centers, where we have been successful in offering clients lower costs while maintaining high levels of quality; and,
•	unique, highly engaged culture that is overseen by a highly experienced management team that is flexible and moves at the speed of the client.

This marketplace driven shift to BPO 2.0 has been critical in our success, as we are well positioned on the leading edge which is demonstrated by our above-average revenue growth rates and success with both new economy and traditional blue-chip branded clients. Our “New Economy” business, where we work with the faster-growing, new economy brands, has grown at a compound annual growth rate (“CAGR”) of 176% for the last five years. We define New Economy clients as those that are experiencing high degrees of top-line growth which, in turn, drives significant increases in such companies’ volume requirements for customer care BPO solutions. Between fiscal years 2015 and 2020, this category grew from 0.2% to 27.4% of our revenue. We have also been able to win blue chip brands that are looking for providers with a more innovative and outcome-oriented focus on customer engagement. Our work with New Economy clients has resulted in a rapid expansion of our non-voice solutions where we engage our client’s customers through means, such as chat and email. Our revenue from non-voice channels has similarly grown at a rapid CAGR of 52% over the last five years.

Key Market Trends

A number of trends are driving growth and transformation in the outsourced customer interactions market. Historically, the industry was premised on labor arbitrage and cost. Offshoring of work to markets like India and the Philippines was driven primarily by the cost advantages those markets provided. However, the outsourced industry is undergoing a paradigm shift with blue chip clients pivoting toward technology-enabled marketplaces supporting an increasingly digitally-native consumer base. Companies are reacting to this shifting landscape with a relentless focus on CX and customer LTV. They view their customer contact center providers as essential partners and an extension of their brand rather than a cost center to manage customer interaction. In addition to clients in mature industries, emerging industries in the technology and consumer services sectors are changing the mix of solutions, channels and delivery locations. We believe that participants that offer a flexible, technology-oriented, and integrated solution will be best positioned to address the following key industry trends:

The Primacy of CX

•
A Dramatic Prioritization of CX – As brands recognize that digital feedback mechanisms, such as social media, can rapidly impact brand perception in a positive or negative manner, the importance of delivering an exceptional customer experience has become a top priority for companies.

•
Consumer Centricity & Customer LTV – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, consumers expect that enterprises will meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises and brands are more focused on understanding their consumers’ needs and developing business models that hinge on maximizing customer lifetime value. In turn, they are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximizes customer retention.

Evolution of Client Needs

•
Outsourcing Across the Operational Value Chain – Enterprises are more frequently relying on outsourced providers to address their needs across the entire customer lifecycle. Many companies, especially in the healthcare, financial services, and utilities space, are beginning to increasingly rely on the expertise of external vendors to deliver cost savings, ensure compliance, drive performance enhancements, and offer technology suites that serve to improve overall CX while allowing the brand to focus on their core products and competencies.

•
Rise of Omni-Channel to Drive Consumer Centricity − Customer expectations and behaviors are changing dramatically with the evolution of technology such as smart phones, tablets and social media. This has accelerated the speed of consumer interaction with the brands. Consumers expect the brands to meet their needs and preferences instantaneously in return for brand loyalty and a greater share of customer spend. To address this trend, brands are focused on providing a seamless experience via integration of all contact channels (chat, email, SMS, voice, etc.) to deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.

•
Seeking Integrated End-to-End Partners – We believe clients are increasingly looking to utilize outsourcing partners who can provide unified solutions for a variety of touchpoints along the customer interaction value chain, from digital marketing to customer sales and support to CX and surveys. Vendors with integrated offerings will command a larger share of wallet from their clients, drive a great degree of insight and performance, and become more ‘sticky’ with their clients for longer-lasting relationships.

•
Bestshore Flexible Delivery Model – Clients are increasingly differentiating between providers based on their ability to provide a flexible, turnkey delivery model that can offer a mix of onshore, nearshore, offshore, and remote working capabilities. In light of recent global events, clients have indicated a heightened importance on the ability of providers to shift their delivery rapidly between various location models.

•
Data Protection & Security − With the rise of the digital economy has come a rise in both the concern toward, and vulnerability of, consumer data. Both mature and new economy brands are placing a higher degree of focus on the technology that underpins the data security & fraud systems deployed by their partners; having an advanced and secure system architecture along with data center redundancy and advanced security technologies are becoming increasingly important, understanding that any security breach can result in a devastating impact to a client’s brand and a consumer’s loyalty.

Impact of Technology, Automation, & Artificial Intelligence (“AI”)

•
Data and Analytics − Enterprises are increasingly demanding that their providers of customer interaction solutions integrate data analysis & insight into their core service offerings, in order to drive continuous performance and superior outcomes. These business intelligence tools can yield actionable insights across every customer touchpoint enabling clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will be key drivers in the industry as clients seek to adopt more technology-rich ways of servicing their customers.

•
Artificial Intelligence to Enhance Service Delivery − With the increasing applicability of AI in enhancing business processes, the customer care industry is starting to integrate AI into its range of solutions.

Favorable Emerging Market / Client Trends

•
Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions that include multi-channel delivery, self-serve options and automation. Such solutions allow them to achieve greater operational flexibility and innovate their service offerings.

•
Solutions Catered to High-Growth Sectors – The challenges that new economy “disruptors” face consist largely of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, new economy companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands. Most of these companies source their customer interaction needs from lower-cost locations outside their home markets.

Market Opportunity

The estimated total current addressable market for our suite of CLX solutions is well over $100 billion, and is comprised of the following areas of opportunity:

•
Customer Engagement (ibex Connect) – The largest portion of our addressable market is the customer care segment within the Business Process Outsourcing (“BPO”) industry, which makes up the largest portion of our revenue. International Data Corporation (“IDC”), a leading information technology research firm, estimates that the worldwide business process outsourcing services revenue in 2020 was $203.3 billion and expected to grow to $231 billion in 2024. Within this market, the customer care segment is the largest horizontal market, with approximately $77 billion of revenues in 2020 and expected to grow at a CAGR of 3.6% to $88.6 billion in revenues by 2024. Within the United States, customer care BPO spend accounted for $45 billion in 2020 and is expected to grow to $51.6 billion by 2024.

•
Customer Acquisition (ibex Digital) – Our customer acquisition solution is enabled primarily by digital marketing which is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, digital marketing will make up 43% of all advertising spending in 2020. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service. eMarketer estimates that $28 billion will be spent in 2020 on paid search in North America, our primary digital marketing channel, and is expected to grow at a 10% CAGR from 2020 to 2023. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations for BPO vendors to innovate and constantly improve service quality.

•
Customer Experience Management and Analytics (ibex CX) – With unprecedented access to technology, data and choices, consumers have elevated expectations about being heard, as well as how companies take action and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and harness insights yielded by advanced analytics performed on those data to provide customized customer experiences.

Markets and Markets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 13.3% CAGR, from $7.8 billion in 2019 to $14.5 billion in 2024, with North America representing approximately $2.9 billion of market share in 2019. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $12 billion by 2023.

Our Approach

We work closely with our clients to optimize and accelerate every customer interaction. We offer technology-centric solutions through our integrated CLX platform. Our solutions offer a variety of performance-enhancing and risk-mitigating capabilities, to help our clients protect and enhance their brands, grow and retain their customer bases, and maximize customer lifetime value. Our comprehensive offering of customizable solutions drives deep customer integration and long-term trusted relationships with our clients. Our solutions can be procured on a stand-alone, point solution basis, or in an integrated manner covering multiple stages across the customer lifecycle journey.

Our vertical industry expertise in telecommunications, technology, cable / broadband, high-growth technology, healthcare and financial services allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering impactful business results.

Our Strengths

Whether in mature, high-growth or emerging industries, we are able to provide clients with a compelling value proposition that combines our full spectrum of customer lifecycle solutions with a global delivery model and innovative technology. We believe that the investments we have made have placed us in a strong competitive position with substantial first-mover advantages. Our leadership position is founded on the following key competitive strengths, including:

•
Differentiated as a Nimble, Disruptive Provider – We believe that we have a distinct organizational culture that embraces technological disruption and is characterized by innovation, speed and structural nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe. With mature clients, this culture plays to our advantage by showcasing the inflexibility of larger incumbents. With high-growth clients, which we refer to as New Economy clients, we believe that our entrepreneurial approach is in line with their own culture.

•
Technology Solutions & Continuous Innovation – ibex Wave X is the hub of our technology development and innovation effort to drive value-added technology development that improves agent interactions, client CX, and overall performance benchmarks. Our CLX platform combines our proprietary technology with our service delivery model to provide our clients with customized solutions at a large scale. We are integrating artificial intelligence into each stage of the customer lifecycle, from customer acquisition, to engagement, to surveys & analytics. Our proprietary technology allows us to provide innovative, automated and customizable solutions to our clients more efficiently than if delivered through a purely service-based delivery model.

•
Provider of Customizable Sets of Customer Lifecycle Experience Solutions – The customer lifecycle, from acquisition to retention has become more challenging, complex and competitive for enterprises to manage. We designed a differentiated suite of digital and operational solutions that seamlessly manages interactions throughout all phases of the customer lifecycle, across multiple channels, customized to a client’s specific needs.

•
Proven Expertise in Mature Industries – We believe that we have built a deep level of expertise in serving clients in mature industries, including the telecommunications and cable sectors. We believe that we are able to provide value at all stages of the customer lifecycle for these industries, from lowering the cost of customer acquisition to increasing customer lifetime value through improved retention and increased up-sell.

•
World-Class Global Delivery with Nearshore & Offshore Diversification – Our global delivery model is built on onshore, nearshore and offshore delivery centers, and includes our ability to also support work-at-home capabilities. We seek to operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. Our highly-branded centers enable us to create a differentiated connection to our clients’ brands and customers. In addition, with a broad network of 27 contact centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica and Nicaragua, enable us to offer untapped talent pools for high quality service, proximity to home (US) operations and competitive price points, and often an existing brand affinity.

•
Innovative and Entrepreneurial Culture – We believe we have established a strong, unique corporate culture that is critical to our ability to recruit, engage, motivate, manage and retain our talented global workforce of over 22,500 employees. A culture which we actively foster through events including, employee galas, VIP events, talent shows, community outreach to engage, reward, and support our agents. At ibex, we ensure our employees are extensions of our clients’ brand identities, delivering passionate and industry-leading results.

•
Client Satisfaction and Retention – Our ability to build deep and trusted relationships with our clients is core to who we are. Since the end of fiscal year 2018, we have successfully retained all of our top 25 clients, which represented over 95% of our revenue in fiscal year 2018. Additionally, we monitor customer satisfaction in the form of a net promoter score (NPS) which is tracked through our ibex annual Client Satisfaction Survey. Based on ibex’s 2019 Client Satisfaction Survey, we scored a NPS of 68 which indicates strong, mutually-beneficial relationships with our clients built on the value clients place in our services and solutions and level of service we consistently deliver. We believe that our success with client retention is driven by our ability to perform at or above our client expectations and our competitors as well as our investment in building deep relationships with our clients at multiple levels within their businesses.

Our Strategy

Our goal is to become a key strategic partner to both mature and high-growth companies that require outsourced customer interaction solutions, especially as they seek to address consumers that are increasingly digitally savvy. We have built a platform that we believe is well-positioned for strong, sustainable, long-term growth. Over the last six years, our revenues have increased at a CAGR of 10.1%, growing from $227.4 million in the fiscal year ended June 30, 2014 (excluding any impact due to IFRS 15) to $405.1 million in the fiscal year ended June 30, 2020. This growth rate is significantly greater than that of our constituent markets, especially the BPO industry, which according to IDC, grew at an annualized rate of 4.2% between 2014 and 2020.

Our growth model is designed to deploy a “land and expand” approach by targeting and initiating delivery both with mature, global enterprises as well as relatively younger, high-growth clients, and subsequently expanding our services with these clients. The breadth of our capabilities, our ability to deliver a superior experience to our clients and our global delivery capabilities have allowed us to successfully land new clients and then expand our wallet share with them over time. We believe our growth will be bolstered in the future as clients continue to recognize the benefits of partnering with an end-to-end customer interactions provider, and we are able to cross-sell our broad suite of solutions through our client base. Moreover, the current capacity at our onshore and nearshore delivery centers will be able to support our near-term growth with minimal incremental investment, with future investments in capacity expected to be success-based and in response to growth demands of our business.

Our growth strategy is based on the following key components:

•
Continue Winning Blue Chip Clients – We’ve been able to win marquee blue chip brands that are looking to transform their customer engagement strategy through a more innovative and outcome-oriented focus. For these customers, our value proposition is primarily focused on acting as a partner to drive digital transformation in their existing operations. The imperative of engaging digitally with a new type of consumer is all the more urgent as these companies increasingly face-off against emerging new economy players. We have increasingly gained share in these relationships, often displacing existing incumbent vendor(s).

•
Continue Winning New Clients with New Economy – Our New Economy initiative combines our Customer Engagement, Customer Acquisition and Customer Experience solutions into an integrated solution set that is focused on the needs of high-growth emerging technology markets. Our success in our New Economy vertical can be traced to its inception in 2014, when we began servicing a new client in the emerging technology space. We launched our New Economy initiative in the summer of 2018 to help similar clients attain and support their high-growth objectives. We believe we are among the top tier of providers of outsourced customer interaction solutions that can address the unique needs of such clients. In addition, New Economy customers are generally higher margin as a result of lower customer acquisition costs and a greater portion of non-voice revenue, which is delivered with greater efficiency.

•
Grow Strategic Verticals with Specific Domain Strategies – Our ibex Financial, ibex Health, and ibex Utilities sub-brands are structured to accelerate growth using a highly targeted and performance-driven approach. Within ibex Financial, we intend to build on recent wins we have had with payments companies. Within ibex Health, we see significant opportunity to provide revenue cycle management as well as medical coding and billing services. Finally, within ibex Utilities, we see the opportunity to acting as the “utility mover” for our clients’, by facilitating our clients’ customers’ moves in the form of targeted offers and services that could be of interest at the time certain customers are undergoing a physical move or changing utility provider.

•
Expand Service & Lines of Business (LOBs) with Current Clients (“Expand”) – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Our client base has many large, global brands that have multiple lines of business across multiple geographies. Our typical model is to provide a launch in one center with one CLX service such as Customer Engagement. Our goal is then to “expand” with additional CLX services or new geographies where we operate for our clients. We believe that the success of our initial launches has enabled our client teams to broaden our scope of engagement with these clients to include additional solutions within our suite of offerings.

•
Pursue strategic acquisitions – Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

By offering technology-enabled customer interactions solutions through our integrated CLX platform, and focusing on our strategies for growth, we believe we are well positioned to compete effectively in the customer engagement marketplace, continue to take market share and capitalize on market growth.

Our Solutions and Technology

Service Offerings

We provide our services across the following three phases of the customer lifecycle experience:

ibex Connect

Our Customer Engagement solution is the core of our CLX platform and generates the majority of our revenue. This solution is comprised of customer service (assisting customers with information about our clients and their products or services), technical support (providing specialized teams to provide information, assistance and technical guidance to our clients’ customers on a specific product or service) and other value-added outsourced back office services (finance and accounting, marketing support, sales operations, and human resources administration). We deliver this solution through our omni-channel platform, which integrates voice, email, chat, SMS, social media and other communication applications.

Client pricing for our Customer Engagement solution has traditionally been structured on a per agent staffed hour, per-minute of talk and call wrap time or a per call/contact/email basis. Historically we have had a majority of our contracts on a per-hour or per-minute basis. With the growth of new clients, including New Economy clients and restructuring several key contract with existing clients, our business is increasingly evolving toward a per agent staffed hour basis for customer service and technical support solutions, and toward pricing structures that include performance-based components based upon achieving agreed upon performance targets. The per agent staffed hour model framework shifts the risk associated with call volume volatility and arrival pattern away from the service provider and to the client and results in more consistent profitability due to a less volatile agent billable to agent payroll percentage.

ibex Digital

In our Customer Acquisition solution, we work with consumer-facing businesses to drive online customer demand. We offer Search, Social, & Display advertising capabilities, helping our clients promote brand awareness and drive high-volume, low-churn new customer conversion. With proprietary algorithms that strategically target high-value customers and seamlessly optimize ad bidding and deployment, ibex Digital is capable of reducing a client’s customer acquisition costs. Additionally, ibex Digital can also seamlessly transition customers from client-to-call, where the initial interest is driven digitally, and the conversation is closed at an ibex call center with a trained sales agent. We are typically compensated by our clients on a pay-per-performance basis, where we earn a commission upon the successful addition of a new customer. Most of our Customer Acquisition solutions involve two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel.

In our Customer Acquisition solutions, we employ our proprietary algorithms across our platforms to manage all aspects of the marketing function, ranging from setting the amount of our bid for advertising in response to a given search term to managing the underlying website and its associated analytics. We apply machine learning to identify high-quality leads, which ultimately improves the conversion of those leads into sales.

We are typically compensated by our clients on a pay-for-performance basis where we earn a commission upon the successful addition of a new customer. Within digital acquisition, to a lesser extent we also provide sales-based delivery center services to convert leads provided by the client into new customers, for which we are typically compensated on a fixed hourly basis.

ibex CX

In our Customer Experience solution, we offer a comprehensive suite of proprietary software tools to measure, monitor and manage our clients’ customer experience, as well as a set of analytics capabilities that interpret data generated by our interactions and deliver recommendations to the benefit of their operations and brand. By applying these tools, we enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and enhance overall customer satisfaction. Our platform includes management of omni-channel surveys, interactive artificial intelligence, text analytics and sentiment analysis, a business intelligence suite, and case management capabilities.

We currently offer our Customer Experience solutions under multiple options, including a recurring license fee where we charge the client on a “software as a service” basis that reflects usage of the product at the client’s location and a per survey model. In addition, we may charge a set-up fee to customize the solution for our client’s specific needs as well as a usage fee (i.e., per survey). Our Analytics solution is offered as a professional services contract with technology hosting fees or bundled into per contact or per survey fee.

Technology Approach

We have designed and developed our technology solutions to support a range of client engagements, scaling from emerging startups to large global enterprise clients. We operate a range of multi-tenant platforms as well as dedicated platforms that fully segregate customer data. These platforms and applications can run in our Tier 4 Data Center as well as our AWS cloud platforms to accommodate specific data privacy standards such as those required under the GDPR or to better locate content closer to the intended audience. This architecture also reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location.

From a development perspective, we leverage the Agile Software development methodology, which is based on iterative development, where requirements and solutions evolve through collaboration between self-organizing cross-functional teams. Because we are PCI certified and HIPAA compliant, an emphasis is placed on Secure Software Development as part of Agile, throughout the lifecycle to minimize potential threats.

Our current initiatives are focused on enhancing and extending the capabilities of our existing suite of products servicing the full customer lifecycle. Our product roadmap is dynamic, and our product development cycles can rapidly address client needs, deliver additional value to our clients and maintain our competitive differentiation.

Technology Solutions

Underpinning our CLX solutions is our ability to leverage technology to help clients drive insights and manage interactions across the customer journey. Over the past five years, we have invested significant resources into building and deploying proprietary technology, focusing on next-generation software deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation. Our technology efforts are led by ibex Wave X and a 16-year legacy of value creation and outcome-oriented technology development.

We believe that we have built an industry-leading, comprehensive suite of software products and applications, deployed at enterprise scale across multiple industries along the full consumer lifecycle.

In particular, we have integrated AI functionality into multiple portions of our CLX solution suite. In our core Customer Engagement offering, we deploy third party technologies such as such as Afiniti, CallMiner, and Cogito that enhance customer interaction. For our Customer Acquisition offering, we have developed a technology called Adcast AI that uses AI to better match our search engine keyword bidding with our available call center capacity. Our technology innovations ensure that we are at the forefront of our industry in employing digital solutions on behalf of our customers. Across all three of our solutions areas (ibex Digital, ibex Connect and ibex CX), the portion of our revenue from digital services (i.e., digital support, including omni channel and other digital services) comprises 30%, 29% and 28% of total revenue for the fiscal years ended June 30, 2020, 2019, and 2018, respectively.

Additionally, our business is highly data intensive. We overlay our proprietary datasets with third-party data and other available data to derive insights into customer behaviors and preferences, which in turn optimizes our solutions and enables enhanced delivery of our services. For example, based on our proprietary databases of the performance characteristics of over 5 million search terms and 26 million unique keyword and bid type combinations, we are able to refine our algorithms continually to optimize our lead generation and conversion solutions.

ibex Wave X

In order to deliver these innovation solutions, we have assembled a large and talented team of technologists along with a suite of tools, technologies and data driven solutions that span the entire customer lifecycle with the objective of helping our clients design a customer experience approach that delivers ground-breaking outcomes. This technology arm is known as ibex Wave X.

ibex Wave X leverages our full suite of ibex technology assets across our digital, engage and customer experience solutions, and includes over 650 experts in the technology and marketing sciences area.

ibex Wave X has established us as a thought leader in the application of artificial intelligence across the customer lifecycle. In our CLX offerings, we leverage the capabilities of artificial intelligence by integrating solutions from technology partners such as Afiniti (a company majority owned by TRGI), Cogito and CallMiner, in addition to deploying solutions developed internally such as Adcast.

In addition to providing a comprehensive suite of CLX solutions, ibex Wave X also develops purpose-built tools that drive operational efficiencies and insights. Such tools are designed, for example, to support our agents’ path to skills proficiency, beginning with sophisticated training simulations and gamified learning and moving to a suite of artificial intelligence assisted tools that offer support throughout the interaction. These proprietary tools enable us to address feature gaps in commercial products. Examples include Inspire, our digital coaching tool, Capture, our call and screen recording solution, and Witness, our security software, each of which has a robust feature set and was internally developed.

As our clients evolve and refine their customers’ journey, an expanding role for ibex Wave X is providing development support for third party technology platforms deployed by our clients. For example, we have developed expertise in supporting Zendesk and Salesforce.com cloud solutions where we designed and implemented chatbots and workflows for those platforms. This development support work is a natural extension of our Client Integration work which is part of our new client deployment, as part of which we carry out application and database integration that tightly link our client and Ibex systems. This development support work and associated hosted services now constitute an additional revenue stream.

CLX Test Kitchen

As part of ibex Wave X, we have created a “CLX Test Kitchen” that allows our clients to work with our portfolio of technologies to customize a solution that is suitable for their business. The CLX Test Kitchen enables our clients to encounter firsthand the customer lifecycle, as imagined and developed by our CLX experts, and provides an interactive experience that helps transform their customer lifecycle experiences.

To maximize the value of the CLX Test Kitchen, we leverage an ideation model, which provides a framework around the creative process of generating, developing, and executing new ideas. This process enables us to co-create and collaborate with our clients to deliver data driven solutions. The model involves a deep dive into understanding our clients’ unique business challenges. We then combine our clients’ vision and imagination with our industry expertise to achieve the widest possible range of data driven solutions.

The CLX Product Cloud

Our CLX suite and its end-to-end set of solutions (acquire, engage and experience) are powered by the CLX Product Cloud, a flexible and modular toolset of integrated products that can be configured, connected, and deployed based on diverse client needs and requirements by leveraging the ibex Wave X technical team.

Technology Infrastructure

We believe we have a flexible, scalable, resilient and reliable technology infrastructure that helps us deliver our CLX suite to our clients. We utilize industry-leading hardware and software components to provide for and enable the rapid growth of our business. We employ virtualization to maximize utilization where appropriate. Maintaining the integrity and security of our technology infrastructure is critical to our business, and as such we leverage industry-standard security and monitoring tools to ensure performance across our network.

Our technology infrastructure supporting our CLX solutions is designed according to our clients’ needs. Our technology systems can integrate with our clients’ existing infrastructure where required. This enables us to deliver the optimal infrastructure mix irrespective of whether our delivery platforms are onshore, offshore or nearshore. We have extensive experience in providing the customized integrations that clients require to deploy our solution within their delivery center operations.

We work with the main telephone carriers at the local and international levels. We have a solid and flexible telecommunications infrastructure, which provides business continuity through redundant architectures and interconnection schemes in most of our facilities. We work with leading telephonic and multiprotocol label switching circuity providers including Century Link, PLDT and Globe. For the fiscal years ended June 30, 2020, 2019, and 2018, we maintained 99.95%, 99.97%, and 99.92% system uptime, respectively.

We have implemented strong quality standards into our operations with an emphasis on operational excellence, product management and statistical analysis to improve our performance and provide better results for our clients. A number of our facilities are compliant with multiple standards and frameworks for service availability and information security management including ISO 27001 and PCI. A majority of our data centers are certified across various standards including ISO 27001, PCI DSS, SOC 1 Type II, and SOC 2 Type II. Our robust physical and logical controls meet the compliance and security requirements across our client base.

We use leading products for network and security monitoring including SolarWinds, Palo Alto Advance Threat Management Systems, Cisco Security Devices, LogRhythm SIEM, SNORT IDS, Tripwire, NESSUS devices, SentinalOne and Trend Micro Anti-Virus and Intrusion Detection Systems, among others.

Our physical network is maintained by a high-quality infrastructure and networking organization, which is dedicated to seamless, uninterrupted service delivery to our clients.

Our Delivery Model

Bestshore Flexible Delivery Model

Clients are increasingly differentiating between providers based on their ability to provide a flexible, turnkey delivery model that can offer a mix of onshore, nearshore, offshore and remote working capabilities. In light of recent global events, clients have focused on the ability of providers to shift their delivery rapidly between various location models.

Our global delivery model is built on onshore, nearshore and offshore delivery centers, and includes our ability to also support work-at-home capabilities. We operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients. Our highly-branded centers enable us to create a differentiated connection to our clients’ brands and customers. In addition, with a broad network of 25 contact centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica and Nicaragua, enable us to offer untapped talent pools for high quality service, proximity to U.S. operations and competitive price points, and often an existing brand affinity.

We operate the following delivery models for each of our service offerings:

Customer Engagement

We operate 25 Customer Engagement focused delivery centers located in the United States and the United Kingdom (eight sites), Pakistan (four sites), the Philippines (seven sites), Nicaragua (two sites), Jamaica (three sites) and Senegal (one site). As of June 30, 2020, 17,891 agents were dedicated to our Customer Engagement solution, with 3,041 agents in the United States and the United Kingdom, 3,574 in Pakistan, 6,691 in the Philippines, 1,330 in Nicaragua, 3,146 in Jamaica and 109 in Senegal.

Customer Acquisition

We operate three acquisition-focused delivery centers, two in Pakistan and one in Jamaica, which are focused on customer acquisition on behalf of our clients in the cable and telecommunications industries. The number of agents dedicated to customer acquisition was 565 as of June 30, 2020.

Customer Experience Technology Solutions

We deliver our Customer Experience technology solutions to our clients using a primarily cloud-based delivery model. Our Analytics solution is an add-on solution, which includes technology such as omni-channel speech analytics utilizing AI along with business analysts who provide various insights.

Our Clients

As of June 30, 2020, we had over 100 clients. Our clients fit primarily within two categories. The first category is made up of mostly Fortune 500 brands, across a broad range of industries, such as telecommunications, cable, financial services, and healthcare, which have large customer bases and rely on outsourced providers to maximize customer retention and improve customer expansion. We refer to these clients as “blue chip” companies. Increasingly, clients in this category look to us as a nimble provider offering differentiated services as they face challenges in the wake of digital disruption. We apply our execution expertise and end-to-end CLX technology suite to enable these clients to adapt in a changing environment that requires a different type of customer experience for digital-native consumers. The second category of clients we serve are digitally-driven “disruptors.” We refer to these clients as the “New Economy” companies. They tend to be faster-growing brands in high-growth industry verticals, such as (but not limited to) technology, e-commerce and consumer services. Our New Economy business is designed to meet these needs for new economy verticals and high-growth requirements, with a focus on launch, speed-to-performance and scale. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The success of our New Economy initiative with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels, and, as a result, has a positive effect on our profitability.  While most other client verticals operate under economics typical of the outsourced customer care industry, the success of our New Economy business vertical is a result of differentiating factors such as its growth trajectory, its contribution to profitability and the greater propensity for these clients to leverage digital forms of service delivery. During the fiscal years ended June 30, 2020, 2019, and 2018, we derived 27.4%, 22.0%, and 13.4% of our consolidated revenue, respectively, from our New Economy clients.

Our contracts with clients generally take the form of a master services agreement, which is a framework agreement that is then supplemented by one or more statements of work. Our master services agreements specify the general terms applicable to the services we provide. Our statements of work specify the specific services to be provided and associated performance metrics and pricing.

During the fiscal years ended June 30, 2020, 2019 and 2018, our top three clients represented 43.7%, 50.6% and 56.9%, of our consolidated revenue, respectively.  During the fiscal years ended June 30, 2020, 2019 and 2018, our largest client, Frontier Communications Corporation, represented 18.2%, 18.2% and 18.5%, of our consolidated revenue, respectively. We are focused on building deep client relationships at multiple levels within their businesses. Coupled with our ability to consistently perform at or above expectations, this has enabled us to expand the number of high value CLX solutions we provide for our clients.  This approach, over time, has led to higher client retention rates.

Client Contracts

On January 1, 2017, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. (“TRGCS”) entered into a services agreement with our top client measured by revenue as of June 30, 2020, to provide certain call center services pursuant to statements of work issued under such services agreement. There are two statements of work existing under the services agreement. The first statement of work, dated as of January 1, 2017, has TRGCS provide to the client a number of services, including, but not limited to, customer technical support. The first statement of work was extended on May 1, 2019 and will continue until April 30, 2021 unless earlier terminated in accordance with its terms. The second statement of work, dated as of January 1, 2017, has TRGCS provide to the client a number of services, including, but not limited to, general customer support and sales. This second statement of work was extended on October 1, 2018 and will continue until December 31, 2020 unless earlier terminated in accordance with its terms. The services agreement and any statements of work issued under the service agreement may be terminated, in whole or in part, with or without cause, by the client with at least 90 days prior written notice to TRGCS. Either party may terminate the services agreement and/or any statements of work issued under the service agreement upon an event of default. Both parties have agreed to indemnify the other party for certain losses or liabilities incurred in connection with the performance of services by TRGCS.

On December 10, 2013, Telsat Online, Inc. (“TSO”) entered into a marketing agent agreement with this client, pursuant to which we provide marketing and sales services, including, but not limited to, computer, security and technical support services. The term of this agreement automatically renews for successive one-year terms unless terminated by either party. The marketing agent agreement may be terminated by either party without cause upon 30 days written notice. In addition, the client may terminate the marketing agent agreement upon a breach or default by TSO after 30 days’ prior written notice or immediately upon the occurrence of certain events set forth in the marketing agent agreement. The marketing agent agreement contains mutual indemnification provisions.

On August 12, 2014, TRGCS entered into a master service agreement with our second largest client measured by revenue as of June 30, 2020, to provide services pursuant to work orders issued under such master service agreement. On April 24, 2020, TRGCS executed a supplemental order with our second largest client, which is designed to provide consistency amongst multiple work orders and lines of business. The term of the supplemental order was made effective as of January 1, 2020 and will continue through December 31, 2022.There are two work orders existing under the master service agreements, and each are expressly subject to the new supplemental order. The first work order, originally dated as of April 1, 2016, was renewed and replaced with a new work order, effective as of January 1, 2020 and will continue through December 31, 2022, unless cancelled or terminated earlier pursuant to its terms. Under this work order, TRGCS provides our second largest client a number of services, including, but not limited to, inbound customer care, customer sales and retention, customer support, and third-party verification. The second work order, originally dated as of February 1, 2017, was renewed and replaced with a new work order, effective as of July 1, 2020 and will continue through June 30, 2023, unless cancelled or terminated earlier pursuant to its terms.  Under this second work order, TRGCS provides our second largest client a number of services, including, but not limited to, customer technical support and sales. Our second largest client may terminate either or both of the work orders at any time, for convenience and without cause, upon 70 days and 60 days written notice, to TRGCS for the first and second work order. Either or both work orders may also be terminated by either party upon a breach of the provisions of the master service agreements or any work orders issued under the master service agreements if such breach is not cured during a 10-day period, or if such breach is not curable or is a violation of certain laws, immediately upon notice of such breach. TRGCS has also agreed to indemnify our second largest client for certain losses or liabilities incurred in connection with the performance of the services by TRGCS. This agreement replaced a prior agreement that was executed between the parties on December 4, 2009, as amended from time-to-time.

On December 14, 2016, TSO entered into a service agreement with our second largest client to provide online sales and marketing services. This agreement continued through December 13, 2018 and the parties are currently continuing to operate under it notwithstanding its expiration, as confirmed by the client in writing. Either party may terminate this agreement at any time, without cause upon 30 days prior written notice, our second largest client may terminate the agreement immediately with respect to a particular market upon written notice if the client is no longer authorized to provide services in such particular market. Either party may terminate the agreement immediately (or after the failure to cure within 30-days to the extent a cure period is applicable) upon the occurrence of certain events specified in the agreement. TSO has also agreed to indemnify the client for certain losses or liabilities incurred by in connection with the performance of services by TSO. Pursuant to this agreement, TSO is paid on a commission basis per each sale. The amount of the commission for a sale depends on the product sold, and in some cases, the speed of the sale.

On May 22, 2017, TSO entered into a customer fulfillment referral agreement with a subsidiary of our second largest client, pursuant to which we serve as a commissioned customer referral contractor to market, advertise and promote the client’s systems, services and programming. This agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may terminate the agreement, immediately upon the occurrence of certain events. Automatic termination is also provided for with respect to bankruptcy or cessation of either party’s business. The parties have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement. We are paid a commission for each qualifying subscriber referred the client. If a subscriber disconnects, cancels, terminates or fails to pay the client at any time within the first year after their initial subscription, the client is entitled to a discounted chargeback of that subscriber’s commission depending on the timing of such termination of service. Additionally, the client pays us continuing service fees for our ongoing marketing, promotion and advertising of the client’s services, as well as continuing service to referred customers. The amount of such continuing service fees depend on the level of our performance in a calendar quarter.

On July 1, 2017, Ibex Digital entered into a customer referral agreement with a third-party organization, pursuant to which such organization will act as a commissioned customer referral contractor of TSO to market, advertise and promote our second largest client’s systems, services and programming for an initial 3-year term, and on August 1, 2019, the parties amended the agreement, to extend the initial term through July 31, 2022. Pursuant to this agreement, the organization will refer potential customers to us which we will then refer to our client. We will pay a commission for the referral of each qualifying subscriber, and we are in turn paid a commission for the referral of each qualifying subscriber by our second largest client in accordance with the agreement. After the expiration of the initial term, this agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may elect to cancel the agreement for any reason, effective upon the expiration of the then-current term, by delivering written notice to the other party at least 60 days prior to such expiration. Either party may terminate the agreement with written notice and opportunity to cure and/or immediately upon the occurrence of certain events. Ibex Digital and the third-party organization have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement.

Sales and Marketing

Our sales and marketing teams work closely together to drive awareness and adoption of our CLX platform, accelerate customer acquisition and expand the relationship with our existing customers. We focus on developing long-term relationships with large strategic clients that have needs across the entire CLX lifecycle and employ a “land and expand” strategy to grow these relationships. Under this strategy, we seek to build the client’s trust through flawless execution on the initial assignment (which is typically for a single solution or geography) and then expand the scope of our engagement with the client into multiple geographies and business lines, which allows us to offer additional CLX solutions. In this manner, the “land and expand” strategy provides opportunities for us to substantially increase our revenues within our existing client base over time.

Our sales and marketing activities are focused on our key market verticals: telecommunications and cable, technology, retail, emerging and high-growth technology, healthcare, financial services and utilities. We have market heads of our key verticals, including a market head over our New Economy business vertical. We believe our vertical market focus allows us to provide deep domain expertise and positions us as the best partner to help solve our clients’ unique needs. An essential part of our sales strategy is to focus on ways we can innovate on behalf of our clients, which includes digitization strategies and usage of data, technology, analytics and insights. We are well positioned with the top brands in each of the industry verticals in which we operate and can leverage domain knowledge and strong client references to generate business with other companies in the same industry vertical.

New Logos

Our new logo organization is made up of teams focused on our key market verticals. Each team is focused solely on penetrating and closing business with the top 40 clients in each vertical. In addition, they will often partner with our client services executives who have an intimate understanding of the client’s business and needs, to actively identify and target additional cross-sell opportunities across the entire CLX lifecycle.

New Economy

The New Economy team is focused on penetrating a broader reach of unicorn and potential unicorn clients in the emerging technology and consumer services sector.  Through our New Economy offering, we combine Customer Engagement, Customer Acquisition and Customer Experience into an integrated solution set that is focused on the high-growth technology, e-commerce and consumer services markets for new economy clients.

The sales process for a new client can be short or lengthy depending on the client. Generally, the sales process for our New Economy target clients is 30-60 days, while selling to larger blue-chip clients can range as long as 18 months.

Client Services Organization

Our client services organization is dedicated to maintaining and expanding our relationships with our existing clients and is made up of teams that are organized either around a single large client or around groups of clients that collectively provide scale to warrant the investment of client services overhead. A majority of the senior leadership of the client services organization is located in the United States and is supported by local team members located closer to the actual service delivery, sometimes in other countries / regions. The members of our client services organization typically have deep operational experience as well as strong relationship-building and selling skills. Often our client services team for an account has a team member located close to the client’s premises in the United States as well as a member that is located close to where the delivery takes place, which is now increasingly in offshore and nearshore locations. Most of the new opportunities created within the embedded base of existing clients are led by the senior leadership of the client services organization and follow the same general sales process as the new logo organization.

As part of our highly engaged, or “leaned in” corporate culture, our client relationships are set up at multiple levels and layers, all the way from our chief executive officer through the business heads of our organization. The multi-layered nature of these relationships allows us to develop even stronger client engagements.

Marketing Efforts

Our marketing efforts are focused on generating awareness of our offerings, establishing and promoting our brand, reaching and serving the CLX needs of key decision makers in our target verticals, and cultivating a community of successful and vocal customers. We focus our marketing effort on demonstrating to our prospects our thought leadership in the CLX market, addressing the challenges facing enterprises across the full CLX lifecycle, and engaging business leaders who are seeking to leverage data, technology, analytics, and insights to drive competitive differentiation. We take a targeted approach and work with enterprises across our target verticals: telecommunications, technology, cable / broadband, high-growth technology, healthcare and financial services. We engage with key decision makers outside of RFP cycles in the following key offices: Chief Digital Officer, Chief Information Officer, Chief Experience Officer, Chief Customer Officer and the Chief Marketing Officer.

We also use various social media platforms such as LinkedIn and Facebook to promote our brand externally to target clients and internally to our employees and prospective employees, with the latter being a key component of our success in achieving award winning agent engagement.

Competition

The BPO markets in which we compete are highly fragmented with the largest 10 providers for call center and BPO services representing approximately 30% of the total market. We believe this creates significant opportunity for a broad and differentiated provider like us. Although we do not believe any single competitor currently offers a directly comparable end-to-end CLX solution, we believe our integrated platform faces competition from a variety of companies which operate in distinct segments of the customer lifecycle journey. Based on our industry knowledge, traditional BPO companies are seeking to respond to these dynamics by taking steps to evolve into fully-fledged end-to-end customer lifecycle experience platforms, including through acquisitions. However, such initiatives have been limited due to the scarcity of actionable at-scale assets.

We also face competition from in-house customer service departments, which seek to develop, deploy and service applications that offer functionality similar to our solutions. These in-house customer service departments continue to constitute the largest segment of customer lifecycle management expenditures.

We believe that the most significant competitive factor in the sale of outsourced customer engagement services is the ability of providers to act as partners to and extensions of clients’ brands, in an effort to deliver improved customers experience and increased overall customer LTV. Other important factors include maintaining high and consistent levels of service quality, tailored value-added service offerings, supported by advanced technological capabilities, industry and domain expertise, an understanding of the digital marketplace and modern consumer, sufficient diversified global delivery coverage, reliability, scalability, security and competitive pricing.

Intellectual Property

The success of our business depends, in part, on our proprietary technology and intellectual property. We rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property.

We have registered or are registering various trademarks and service marks in the U.S. and/or other countries, including: Clearview (U.S. Reg. No. 5230123), IBEX Global (U.S. Reg. Nos. 4596647, 4424863, and 4588731), IBEX (U.S. Reg. No. 6062663), DGS Deliberate by Design (U.S. Reg. No. 4399136). The duration of trademark and service mark registrations varies from country to country but may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained. We also have common law rights to certain trademarks and service marks.

We also have and maintain certain trade secrets arising out of the authorship or creation of proprietary computer programs, systems and business practices. Confidentiality is maintained primarily through contractual clauses, and in the case of computer programs, system access controls, tracking and authorization processes.

Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. Our clients generally have the right to terminate our contracts for cause in the event of regulatory failures, subject to notice periods. See Item 3D. “Risk Factors” for more information.

Certain Bermuda Law Considerations

As a Bermuda company, we are also subject to regulation in Bermuda. Among other things, we must comply with the provisions of the Companies Act regulating the declaration and payment of dividends and the making of distributions from contributed surplus.

We are classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, (“BMA”). Pursuant to our non-resident status, we may engage in transactions in currencies other than Bermuda dollars. There are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents that are holders of our common shares.

Under Bermuda law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda. As an exempted company, we may not, without a license granted by the Minister of Economic Development, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind, for which we are not licensed in Bermuda.

On December 31, 2018, the Bermuda government enacted the Substance Act, with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. The guidance as to how Bermuda authorities will interpret and enforce the Substance Act is pending, and we therefore cannot predict the potential impact of compliance or noncompliance on our results of operations and financial condition.

See Item 3D. “Risk Factors - Risks Related to Being Incorporated in Bermuda” for more information.

C.	Organization Structure

Please refer to Exhibit 8.1 for a complete list of our subsidiaries and their ownership.

D.	Property, plant and equipment

Facilities and Delivery

As of June 30, 2020, we operated 25 delivery centers in the following countries:

Country	Number of Centers	Number of workstations
United States	7	2,513
Philippines	7	6,170
Pakistan	4	2,211
Jamaica	3	2,799
Nicaragua	2	944
Senegal	1	204
United Kingdom	1	15
Total	25	14,856

Leases for our delivery centers have a range of expiration dates from May 31, 2020 to December 31, 2026, and typically include a renewal option for an additional term.

Our executive management offices are located in Washington, D.C., which consist of approximately 2,000 square feet of office space subleased from TRGI, the term of which is set to expire on June 30, 2025. This facility currently serves as the headquarters for senior management and the financial, information technology and administrative departments.

We also utilize three data center locations in the United States. Our primary data center is co-located in a Tier 4 Equinix Data Center Facility, with a back-up data center located in Hampton, Virginia. The Master Country Agreement for the primary data center expires on September 30, 2022, and our Hampton, Virginia lease expires on December 31, 2022. In addition, we have a third data center facility in the Rackspace San Antonio facility which expires in November 2020. We also make extensive use of Amazon and Azure facilities in a true hybrid data center configuration.

We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

As of the date of filing of this annual report, we have no unresolved comments from the SEC.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our audited consolidated financial statements and the related notes and other financial information included elsewhere in this annual report. The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. This discussion contains forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this annual report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

A.	Operating Results

Overview

We are a leading global CX company delivering solutions to help the world’s preeminent brands more effectively engage with their customers.

Key Factors Affecting Our Performance

We believe that the following factors have affected our results of operations for the year ended June 30, 2020.

COVID-19

The adverse impact of the Pandemic was primarily operational in nature related to the complexities of ensuring staffing in those of our sites where the local authorities had imposed lockdowns. Client demand for our services remained robust despite the Pandemic, and our revenues during the fourth quarter of the fiscal year ended June 30, 2020 were $100.9 million which represents an increase of approximately 14.8% over our revenues for the same period in fiscal year 2019. The high level of client demand reflects the nature of our client base, where the Pandemic increased demand for customer support, and as a result, our client pricing remained stable, and in some cases, we were able to win client bonuses related to operational execution.

From a financial perspective, the impact of the Pandemic manifested itself primarily in the form of hotel accommodation expenses in the Philippines, where we housed over 1,600 of our employees in hotels in close proximity to our sites during the period of enhanced quarantine that corresponded to a public transportation lockdown. By the end of June 2020, the period of enhanced quarantine ended and we incurred total one-time expenses of approximately $6.1 million (net of client reimbursements) for the fiscal year ended June 30, 2020, primarily in additional hotel- and per-diem-related expenses. Other than the one-time expenses discussed above, the Pandemic did not have a material adverse impact on our net loss for the year ended June 30, 2020. In light of the above considerations, the impact of the Pandemic on our liquidity and cash flows was manageable, given that we continued to access working capital financing through our various pre-existing lines of credit.

We believe that the Pandemic presents both medium term risks and opportunities for our business. In terms of risks, any weakening of the economy could have an overall impact on the level of consumer demand for goods and services, with knock-on effect on the demand from consumer-facing businesses for customer support. On the other hand, our client base has a heavy preponderance of companies that either provide online services or are enablers of the online economy, and a prolongation of consumer online activity due to the Pandemic is likely to result in continued demand for services from our clients.

For additional details on the effect of COVID-19 on our performance, see “Item 3D. Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.”

Client Concentration

Our revenues are heavily dependent upon our key client relationships. Our top three clients accounted for 43.7%, 50.6%, and 56.9% of our revenue for the fiscal years ended June 30, 2020, 2019, and 2018, respectively. We have actively pursued the diversification of our client base as demonstrated by the decrease in revenues from these top three clients as a percentage of our revenue.

Frontier Chapter 11 Petition

On April 14, 2020, Frontier, our largest client as of June 30, 2020, representing 18.2% of revenue for the fiscal year then ended, filed a petition under Chapter 11 of the Bankruptcy Code, in the Bankruptcy Court, along with certain of its subsidiaries. Frontier announced that this Chapter 11 filing was intended to effectuate a pre-arranged financial restructuring in accordance with a Restructuring Support Agreement, entered into by Frontier with certain of its creditors.

Frontier has paid us all obligations owing by Frontier to us for periods prior to the Frontier Chapter 11 filing. In addition, Frontier has continued to pay us for services rendered in the ordinary course of business for periods after the Frontier Chapter 11 filing and is currently up to date in paying all amounts presently due and owing to us. Moreover, Frontier’s Chapter 11 plan of reorganization (‘‘Chapter 11 Plan’’), which Frontier first filed with the Bankruptcy Court on May 15, 2020, and which was confirmed by the Court on August 27, 2020, provides that trade creditor claims are unimpaired and will either be paid in full, reinstated, or otherwise unimpaired, that the pending contract between Frontier and us will be assumed (reaffirmed) by Frontier, and that any potential preferential transfer claims against its trade creditors in respect of payments made by Frontier to such trade creditors, including us, in the ninety days prior to Frontier’s Chapter 11 filing. Frontier has stated that it expects the Chapter 11 Plan to become effective, resulting in Frontier’s emergence from Chapter 11, in early 2021, following the completion of the regulatory approval process. Upon emergence, Frontier will have reduced its total outstanding indebtedness by more than $10 billion and have achieved significant financial flexibility to support continued investment in its long-term growth.

During its Chapter 11 case, on May 1, 2020, Frontier completed the sale of its Northwest operations to Ziply Fiber in a transaction, first announced in May 2019, valued at $1.352 billion. With the sale, Ziply Fiber will be taking over approximately 500,000 of Frontier’s residential and business services customers. Prior to the sale, Frontier had approximately 4.1 million customers. Ziply Fiber has continued to retain our services to provide customer support to its newly acquired customers as a result of the transaction. The combined revenues for both Frontier and Ziply Fiber in the quarter ended June 30, 2020 were $19.9 million, which represents an increase of 29% compared to the same period in fiscal year 2019, and an increase of 2% compared to the quarter ended March 31, 2020. There have been no changes in our pricing terms with Frontier during the fiscal year ended June 30, 2020.

In conjunction with its Chapter 11 filing, Frontier announced that it had received commitments for $460 million in DIP Financing and that, following Bankruptcy Court approval, its liquidity will total over $1.1 billion, comprising the DIP Financing and more than $700 million cash on hand. Frontier’s Chapter 11 Plan indicates that, following approval of the DIP Financing and upon the consummation of Frontier’s Chapter 11 Plan, the DIP Financing would be converted into an exit financing facility, (“Exit Financing”), rather than repaid, preserving Frontier’s liquidity in the period following its emergence from Chapter 11. Frontier’s DIP Financing was approved by the Bankruptcy Court on September 16, 2020.

We are continuing to perform services for Frontier during the pendency of its Chapter 11 proceedings. We believe that we will continue to collect amounts billed for services we render to Frontier in the ordinary course of business during Frontier’s Chapter 11 proceedings. Assuming that the DIP Financing provides adequate liquidity for Frontier or Frontier otherwise has or obtains adequate liquidity, Frontier assumes the Company’s contracts, and Frontier emerges from Chapter 11 consistent with its Chapter 11 Plan, we also anticipate that we will continue to render services to Frontier, and to be paid by Frontier for such services, following such emergence. Assuming Frontier emerges from Chapter 11 on its proposed timeline and consistent with the Chapter 11 Plan, we do not anticipate any material reduction in the volume of the business we undertake with Frontier as a result of Frontier’s Chapter 11 proceedings, except as noted above as a result of the Northwest operations sold to Ziply Fiber.

Frontier’s ability to successfully complete a reorganization process in its Chapter 11 proceedings is subject to a number of risks and uncertainties. A Chapter 11 bankruptcy proceeding is an unpredictable process that can involve contested matters, evidentiary hearings, and trials over issues that can be raised by creditors or other parties in interest at any time during the course of the Chapter 11 case. These risks and uncertainties could delay, impair, or frustrate Frontier’s efforts to: (i) have or obtain adequate liquidity to operate its business and pay its restructuring expenses; (ii) meet the deadlines and milestones set forth in the Restructuring Support Agreement; (iii) obtain timely Bankruptcy Court approval of other relief sought by it in the Chapter 11 proceeding that is integral to the Restructuring Support Agreement;(iv) avoid any adverse effect on liquidity, creditor support or business operations as a result of its Chapter 11 proceedings; (v) obtain the requisite regulatory approvals for consummation of the Chapter 11 Plan; (vi) comply with the terms and conditions of the DIP Financing and any other financing arrangements; and (vii) consummate the Chapter 11 Plan and emerge from bankruptcy in a timely fashion. All of these direct and indirect uncertainties regarding Frontier may affect, among other things, our ability to be paid by Frontier for services rendered to Frontier by us in a timely and compete manner, our ability to sustain or increase the volume of our business with Frontier, and the possibility of potential preferential transfer claims by or on behalf of Frontier against us with regard to payments made to us by Frontier in the 90 days prior to its Chapter 11 filing. In each case, the actions of Frontier and other parties in interest in Frontier’s Chapter 11 proceedings and the decisions of the Bankruptcy Court may affect these and other aspects of the Frontier Chapter 11 proceedings and the resulting implications for us. Because of the significant volume of business that we currently undertake with Frontier, any detrimental impact on Frontier’s Chapter 11 proceedings, the timing or availability of financing, or its ability to timely obtain requested relief in the Chapter 11 proceedings could significantly and adversely affect the collectability our existing or future receivables, result in a decline in our revenues and profits, and have a material adverse impact on our business and financial conditions, results of operations, and cash flows. For further details, see “Item 3D. Risk Factors—Risks Related to Our Business—Frontier, our largest client as of June 30, 2020, has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

A number of factors related to client activity that have impacted our revenues during the three years ended June 30, 2020 are discussed below:

New Client Wins

As a result of our growth strategy, we have been successful in winning an increasing number of new client engagements. The revenue impact of these wins is expected to take place on a multi-year basis, given the time frame associated with the hiring and training activity for a new client ramp, as well as client roll-out calendars. Historically, our in-year new client wins have generated 2.5x to 4.5x revenue over the second and third year of the engagement. As the new clients wins in fiscal year 2020 ramp and bill for a full year, we expect the revenues to follow a similar pattern.

Outsourcing Strategy

Large enterprises generally have sophisticated outsourcing strategies that seek to identify the strongest vendors in targeted markets rather than seeking one global provider for all markets. The client selection process typically considers scale, quality of the facilities, and strength of leadership and brand of the provider in the selected market. Clients will usually reward higher-performing vendors with a greater share of their spend on customer interaction solutions. Changes in geographic strategy, where a client is looking to move business from onshore to offshore or nearshore, or balance their workload between nearshore and offshore, often create opportunities for outsourced customer interaction providers. Our geographic growth with clients is a key part of our overall growth.

Provider Performance

Generally, our clients will re-allocate spend and market share in favor of outsourcing providers who consistently perform better and add more value than their competitors. Such re-allocation of spend can either take place on a short-term basis as higher performing providers are shielded by the client against demand volatility, or on a longer term basis as the client shifts more and more of its overall outsourcing spend and volume to higher performing providers. In addition to our growth due to new client wins, our revenues have increased with our existing clients as a result of performance-based market share gains.

Client’s Underlying Business Performance

Demand for customer interaction services reflects a client’s underlying business performance and priorities. Growth in a client’s business often results in increased demand for our customer engagement solutions. Conversely, a decline in a client’s business generally results in a decrease in demand for our customer engagement solutions, coupled with an increase in demand for our customer acquisition and expansion solutions. The correlation between business performance and demand for outsourced customer interaction solutions can therefore be complex, and depends upon several factors such as vendor consolidation, growth investment focus and overall business environment, which can result in short term revenue volatility for providers.

Product Cycles

Many of our clients regularly upgrade their product or service mix, which impacts their demand for CLX service. For example, one of our largest clients has, in recent years, followed a product release cycle which results in demand spikes that can vary in volume depending on product complexity and customer demand.

Pricing

Our revenues are dependent upon both volumes and unit pricing for our various CLX services. Client pricing is often expressed in terms of a base price as well as, in limited cases, with bonuses and occasionally penalties depending upon our achievement of certain client objectives. While base pricing during the three fiscal years ended June 30, 2020 was largely stable, we did experience periodic fluctuations based upon achievement of bonuses or incurrence of penalties.

Within our customer engagement solution, pricing for services delivered from onshore locations is higher than pricing for services delivered from offshore locations. This difference in pricing is due to the higher wage levels in onshore locations. Accordingly, a shift in service delivery location from onshore to offshore locations results in a decline in absolute revenues; however, margins tend to increase, in percentage and often in absolute terms, as compared to onshore service delivery.

Factors Affecting our Operating Profit Margins

A number of factors have affected our operating profit margins during the three fiscal years ended June 30, 2020, 2019, and 2018 as follows:

Capacity Utilization

As a significant portion of our customer interaction services are performed by customer-facing agents located in delivery facilities, our margins are impacted by the level of capacity utilization in those facilities. We incur substantial fixed expenses in operating such facilities, such as rent expenses and site management overhead expenses. The greater the volume of interactions handled, the higher the utilization level of workstations within those facilities and the revenues generated to cover those fixed costs, thus the greater the percentage operating margin.

As our geographic delivery location mix has continued to shift toward offshore and nearshore locations, we have invested in additional facilities in Jamaica, Nicaragua and the Philippines, with that additional capacity being gradually absorbed during the last three fiscal years. As a result, while we experienced margin pressure in fiscal year 2018 due to the temporary effect of the lower capacity utilization in our newer offshore and near-shore facilities, our results in the fiscal years ended June 30, 2020 and 2019 reflected the positive margin impact of the increase in capacity utilization of those facilities.

Labor Costs

When compensation levels of our employees increase, we may not be able to pass on all or a portion of such increased costs to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot generate sufficient offsetting productivity gains. During the current economic up-cycle in the United States, competition for contact center agents has been increasing from other sectors of the economy and has resulted in upwards wage pressure. Towards the end of fiscal year 2017, we increased base compensation for our agents in many of our U.S.-based facilities, which resulted in pressure on operating margins from our activities requiring U.S. service delivery. In fiscal year 2019 and during the second half of fiscal year 2018, we offset these wage increases with higher agent quality and increased productivity, leading to financial improvements. Furthermore, our overall labor cost as a percentage of revenue has decreased due to the aforementioned shift in mix of delivery location from onshore delivery centers to nearshore and offshore centers. Our payroll and related costs have steadily decreased, representing 68.3%, 69.1%, and 73.9% as a percentage of revenue, for the fiscal years ended June 30, 2020, 2019, and 2018, respectively.

Attrition Among Customer Facing Agents

The delivery center industry is generally characterized by high employee turnover. Such turnover has a significant impact upon profitability as recruiting and training expenses are incurred to replace departing agents. The improving economy in the United States has increased our U.S. agent turnover, as agents are able to access other opportunities. Conversely, our Customer Acquisition solution and our offshore and nearshore operations have historically experienced low levels of turnover. Other considerations such as company culture, work conditions and general employee morale are key factors that impact employee turnover.

Delivery Location

We generate significantly greater profit margins from our work carried out by agents located in offshore and nearshore geographies compared to our work carried out from locations in the United States. As a result, our operating margins are significantly influenced by the proportion of our work delivered from these higher margin locations. Over time we have expanded and further diversified our delivery network by adding facilities in these locations offering a significant relative cost advantage. Our percentage of workstations in nearshore and offshore centers increased to 66.7% from 56.9% as of June 30, 2020 and 2019, respectively.

Inelasticity of Labor Costs Relative to Short-Term Variations in Client Demand

As our business depends on maintaining large numbers of agents to service our clients’ business needs, we tend not to terminate agents on short notice in response to temporary declines in demand in excess of agreed levels, as rehiring and retraining agents at a later date would force us to incur additional expenses. Furthermore, any termination of our employees also generally involves the incurrence of significant additional costs in the form of severance payments or early notice periods to comply with labor regulations in the various jurisdictions in which we operate our business, all of which would have an adverse impact on our operating profit margins. Similarly, we do tend to delay increases in overall headcount upon increases in short-term demand, preferring to increase agent utilization and compensating agents for the increased workload. Accordingly, these factors constrain our ability to adjust our labor costs for short-term declines in demand, but also allow us to realize significant margin accretion upon short term increases in demand that can be handled by our existing workforce. These factors are especially relevant in situations where we are paid by clients based upon actual work performed, rather than upon the number of agents made available to perform client work.

Increases in Expenses Related to Sourcing or Generating Leads

A key element of our customer acquisition solution is the generation or purchase of leads or projects. We either generate our leads ourselves, often through digital means, or purchase our leads from external sources. Any increase in the cost of sourcing or generating leads or changes in the rate of conversion of those leads could impact our profit margins. We occasionally experience some volatility in our internal lead generation costs, either due to competitive keyword bidding by other digital marketing agencies, or due to bidding restrictions imposed by our clients.

Increased Up-Front Costs Driven by Increased Demand

Aside from short-term increases in demand for which we tend to delay increases in headcount, an increase in demand for customer interaction services typically results in an up-front increase in employee compensation expenses, due to the in-advance need to hire and train additional employees, predominantly delivery center agents, to service client campaigns. As these expenses for hiring and training our employees are typically incurred in a period before the revenues associated with the increase in demand are recognized, it has the effect of causing an initial decrease in our operating profit margins prior to the full impact of the profitability from the additional demand.

Net Effect of Currency Exchange Rate Fluctuations

While substantially all of our revenues are generated in U.S. dollars, a significant portion of our operating expenses are incurred outside of the United States and paid for in respective foreign currencies, principally the local currencies of the Philippines, Jamaica, Pakistan and Nicaragua. During the three fiscal years ended June 30, 2020, out of our total employee benefits expenses, 24.7%, 20.3%, and 18.1%, respectively, were incurred in the Philippine Pesos, 12.7%, 10.0%, and 6.7%, respectively, were incurred in the Jamaican Dollar and 7.3%, 7.0%, and 7.6%, respectively, were incurred in Pakistani Rupee. As a result, our operations are subject to the effects of changes in exchange rates against the U.S. dollar. See “Item 3D. Risk Factors” and Note 22.1.2 to our audited consolidated financial statements included at the end of this annual report.

Seasonality

Our business performance is subject to seasonal fluctuations. Within our customer engagement solution, some of our retail-facing clients undergo an increase in activity during the calendar year-end holiday period. These seasonal effects cause differences in revenues and expenses among the various quarters of any financial year, which means that the individual quarters should not be directly compared with each other or be used to predict annual financial results. This intra-year seasonal fluctuation is common in the BPO industry, with increased volumes during the fourth calendar quarter of the year.

Within our customer acquisition solution, our revenues may increase during the summer period when households tend to move and activate telecommunications services in their new homes, as well as during the final quarter of the calendar year when the year-end holiday season begins.

Key Operational Metrics

We regularly prepare and review the following key operating indicators to evaluate our business, measure our performance, identify trends in our business, prepare financial projections, allocate resources and make strategic decisions:

Workstations

The number of workstations at all of our delivery centers is a key volume metric for our business. It is defined as the number of physical workstations at a delivery center location used for production (excluding, for example, workstations in training rooms or those used by supervisors). A single workstation will typically be used for multiple shifts, and therefore there will typically be more delivery center agents than utilized workstations.

Capacity Utilization

Capacity Utilization is an efficiency metric used within our business. We define Capacity Utilization as the number of on-site workstations in use plus the number of work at home seats divided by the number of on-site workstations, for the period under consideration, across all facilities in the region. In fiscal year 2020, we saw capacity utilization over 100% in the nearshore region due to a higher work at home employee population and / or higher on-site workstation seat turns.

The following table displays our capacity utilization by region for the fiscal years ended June 30, 2020, 2019, and 2018, respectively.

	As of June 30, 2020
	Total Production Workstations	In Use	Utilization %
Offshore	6,170	4,453	72%
Nearshore	3,743	3,878	104%
US	2,513	2,226	89%
Rest of world(1)	2,430	1,894	78%
Total	14,856	12,450	84%

	As of June 30, 2019
	Total Production Workstations	In Use	Utilization %
Offshore	4,440	3,890	88%
Nearshore	2,900	2,600	90%
US	3,129	2,179	70%
Rest of world(1)	2,430	2,180	90%
Total	12,899	10,849	84%

	As of June 30, 2018
	Total Production Workstations	In Use	Utilization %
Offshore	3,975	2,975	75%
Nearshore	2,340	1,890	81%
US	3,547	2,147	61%
Rest of world(1)	2,430	1,980	81%
Total	12,292	8,992	73%

(1)	Rest of world includes workstations in Pakistan, Senegal and the United Kingdom.

Workstation Seat Turns

A single workstation has the potential to be used for multiple shifts. We define Workstation Seat Turn as the average number of shifts that a workstation is used. On average, our voice business operates at approximately 1.3 Workstation Seat Turns while our non-voice business attains approximately 1.8 Workstation Seat Turns, resulting in a higher profitability from the non-voice workstation. As our non-voice business increased to 17% of our revenue in fiscal year 2020 from 13% in fiscal year 2019, our overall Workstation Seat Turns have increased. The growth of our non-voice business is a result of an increase in our high-growth clients.

In the fourth quarter of fiscal year 2020, our Workstation Seat Turns were negatively impacted by the safety protocols that were necessary as a result of the Pandemic.  For more information, please see “Risk Factors—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.”

Components of Results of Operations

Revenue

A substantial majority of revenues in our contact center solution are based upon a price per unit of time or customer interaction. In such case, we either charge (1) a base rate per unit of time (i.e., per hour worked or per minute interacting with customers) that an agent is engaged in servicing the client’s customers or (2) an overall rate per customer interaction (i.e., price per call handled). Base rates could be adjusted up or down depending upon our performance against metrics agreed upon with each client.

A substantial majority of digital services revenues is generated under a fee-per-customer arrangement in which clients pay a fixed commission for each customer that we successfully acquire on their behalf. In some cases, we also receive a commission payment upon the annual renewal of that acquired customer. We also receive incentive payments upon the achievement of certain volume thresholds.

Operating Expenses

Payroll and Related Costs

Payroll and related costs consist of salaries, incentive compensation and employee benefits for all employees. The majority of this category relates to personnel engaged in client-facing service delivery, including delivery center agents, supervisors and other operations personnel of a client-facing nature. These costs will generally increase in proportion to our revenue and are therefore known as variable costs. The remaining expenses in this category relate to salaries, incentive compensation and employee benefits for full-time employees in our accounting, finance, human resources, legal, strategy, sales, marketing, client services, administrative and executive management functions. While these costs also generally increase in relation to our revenue, they do so at a lower rate and are semi-fixed in nature.

Share-based Payments

The fair value of our share-based awards are based on valuations performed by a third-party valuation firm. For further details, see “Critical Accounting Estimates and Judgments.”

Reseller Commission and Lead Expenses

Reseller commission and lead expenses consist of the costs of generating or purchasing leads, which are expenses directly associated with acquiring new customers. These costs will generally increase in proportion to revenues from our digital solution and are therefore variable costs. Within this solution, we either generate our own leads or purchase leads from third parties, and then use our telephone-based sales agents to convert these leads into actual sales for our clients. We are then paid by our clients upon validation and confirmation of that sale. When we generate our own leads, we often do so pursuant to an online search that results in an interested visitor on our web properties, in which case we pay the search engine provider. When we purchase leads from outside providers, we do so from companies that originate leads for a variety of marketing purposes and sell them to companies such as us. All our expenses associated either with the internal generation of leads or the purchase of leads from third party providers are classified as lead expenses.

Depreciation and Amortization

Depreciation and amortization relates to the depreciation of property, plant and equipment, right-of-use assets, and amortization of our software licenses and other definite lived intangibles.

Other Operating Costs

Other operating costs include rent and utilities, telecommunication, repairs and maintenance, travel, legal and professional, as well as other miscellaneous expenses. These costs will generally increase in relation to our revenue, although at a lower rate than variable expenses. This category also includes certain other expenses such as goodwill and intangibles impairment, foreign exchange gain or loss and bad debt write-downs.

Income / (Loss) from Operations

Income (loss) from operations is our earnings before interest and taxes and is a measure of our income (loss) from ordinary operations. Income (loss) from operations is calculated as revenues minus total operating expenses.

Finance Expenses

Finance costs consist principally of interest and other expenses paid on leases, short- and long-term loans and borrowings, interest accrued on the redeemable preferred shares and convertible preferred shares, interest and expenses on current account overdrafts, and losses on adjustment for fair value of financial instruments.

Income Tax (Expense) / Benefit

Income tax (expense) / benefit consists of the corporate income tax to be paid on our corporate profit, including deferred tax.

Net income / (loss) for the year, continuing operations

Net income / (loss) for the year, continuing operations, for the period consists of total loss for the period from continuing operations.

Net income on discontinued operation, net of tax

Net income on discontinued operation, net of tax, for the period consists of total income for the period from discontinuing operations, net of tax.

Net income / (loss) for the year

Net income / (loss) for the year consists of total income/(loss) for the period from continuing operations and from discontinued operations.

Results of Operations

Consolidated Statement of Profit or Loss

The following summarizes the results of our operations for the fiscal years ended June 30, 2020, 2019, and 2018:

	Fiscal Year ended June 30,
US$ in thousands	2020	2019	2018
Revenue	$405,135	$368,380	$342,200

Payroll and related costs	276,255	254,592	252,925
Share-based payments	359	4,087	8,386
Reseller commission and lead expenses	17,328	27,877	28,059
Depreciation and amortization	24,472	20,895	12,182
Other operating costs	67,208	54,124	58,425
Income / (loss) from operations	$19,513	$6,805	$(17,777)

Finance expenses	(9,428)	(7,709)	(3,093)
Income / (loss) before taxation, continuing operations	$10,085	$(904)	$(20,870)

Income tax (expense) / benefit	(2,315)	(3,615)	108
Net income / (loss) for the year, continuing operations	$7,770	$(4,519)	$(20,762)
Net income on discontinued operation, net of tax	-	15,484	4,881
Net income / (loss) for the year	$7,770	$10,965	$(15,881)

Fiscal Years Ended June 30, 2020 and 2019

Revenue

Our revenue was $405.1 million for the fiscal year ended June 30, 2020, an increase of $36.8 million, or 10.0%, compared to the fiscal year ended June 30, 2019. The increase in revenue was due to a strong performance of our contact center services. $12.3 million of this increase was attributable to revenue from twenty-four new clients onboarded during fiscal year 2020 (versus twenty-two new clients onboarded during fiscal year 2019) and another $37.3 million resulted from continuing ramps from clients onboarded in fiscal year 2019. The growth in our revenue was offset by a decline in revenue of $13.7 million from a client in one of the mature industry sectors that we serve where a strategic decision was made by management to wind down our activity on this lower-margin line of business mid-year in fiscal year 2019, which we have replaced with higher margin business (albeit at a lower revenue level).

Operating Expenses

Total operating expenses were $385.6 million in the fiscal year ended June 30, 2020, an increase of $24.0 million, or 6.7%, compared to the same period in 2019. The increase in operating expenses was primarily due to an increase in payroll and related cost by $21.7 million or 8.5%, other operating costs (including COVID-19 related costs of $7.1 million) by $13.1 million or 24.2%, and depreciation and amortization by $3.6 million, or 17.1%, compared to the same period in 2019, and partially offset by a decrease in share-based payments by $3.7 million, or 91.2%, and reseller commission and lead expenses by $10.5 million, or 37.8%, compared to the same period in 2019.

Payroll and related costs were $276.3 million in the fiscal year ended June 30, 2020, an increase of $21.7 million, or 8.5%, compared to the same period in 2019. As a result of improved operational efficiency, payroll costs decreased as a percentage of revenue from fiscal year 2019 to fiscal year 2020.

Share-based payments were $0.4 million in the fiscal year ended June 30, 2020, a decrease of $3.7 million, or 91.2%, compared to the same period in 2019. The decrease in share-based payments was due primarily to share-based expense related to the 2017 IBEX Plan of $4.2 million recorded in 2019 (including the accelerated expense of $3.3 million recorded upon cancellation of such plan in 2019) offset by the share based payment expense of new Long Term Incentive Plan (LTIP) of $0.3 million.

Reseller commissions and lead expenses were $17.3 million in the fiscal year ended June 30, 2020, a decrease of $10.5 million, or 37.8%, compared to the same period in 2019, primarily as a result of an improvement in operational efficiencies resulting from an increase in sales conversion rates ($3.7 million) and our choice to exit an unprofitable contract towards the end of fiscal year 2019 ($6.8 million).

Depreciation and amortization expense was $24.5 million in the fiscal year ended June 30, 2020, an increase of $3.6 million, or 17.1%, compared to the same period in 2019. The increase in depreciation and amortization was due to an increase in depreciation expense of right-of-use assets by $2.0 million and $1.6 million increase in depreciation of other asses primarily due to facilities expansion.

Other operating costs were $67.2 million in the fiscal year ended June 30, 2020, an increase of $13.1 million, or 24% compared to the same period in 2019.  The increase in other operating costs was attributable to the $3.5 million increase in fair value adjustment associated with the Amazon Warrant, an increase in facilities maintenance repairs and improvements of $6.2 million (including COVID related costs of $0.9 million), an increase in rent and utilities of $1.5 million, COVID related temporary housing and local transportation costs of $5.3 million, COVID related IT expenses of $0.9 million, a decrease in travel and entertainment costs of $3.9 million, and impairment of intellectual property assets of $0.7 million.

Income / (loss) from operations

As a result of the above, income from operations was $19.5 million in the fiscal year ended June 30, 2020, an increase of $12.7 million, compared to $6.8 million income from operations recognized during same period in 2019. Our operating profit margin increased from 1.8% in fiscal year 2019 to 4.8% in fiscal year 2020.

The significant improvements in income from operations and operating profit margin in fiscal year 2020 were driven by several factors. First, our nearshore geographies attained scale during fiscal year 2019 and resulted in significant operating leverage in those geographies that had not been fully achieved in prior years. Second, our overall increase in revenue in fiscal year 2020 took place without the need to add significant additional capacity, which had a positive impact upon profitability levels. We also invested significantly in our operational management capabilities towards the end of fiscal year 2019 and upgraded our global operations leadership. The sharpened focus on operational efficiencies in fiscal year 2020 resulted in increased operating margins. We have continued to exercise significant control over our fixed costs across all geographies as well as shared fixed costs, which has resulted in increased operating leverage with increasing revenues. During fiscal year 2020, we also benefited from higher margins associated with our growth from nearshore and offshore delivery centers, as compared to our onshore delivery centers.

Finance Expenses

Finance expenses were $9.4 million in the fiscal year ended June 30, 2020, an increase of $1.7 million compared to the same period in 2019. The increase in finance expenses was due primarily due to additional finance expenses on right-of-use leases added during the year.

Income Tax (Expense) / Benefit

Income tax expense was $2.3 million in fiscal year ended June 30, 2020, a decrease of $1.3 million compared to the $3.6 million income tax expense during the same period in 2019. The decrease in tax expense was primarily attributable to a non-recurring deferred tax expense of $3.1 million related to the cancellation of the 2017 IBEX Plan recognized in fiscal year ended June 30, 2019.

Net income / (loss) for the year, continuing operations

As a result of the factors described above, net income for the year, continuing operations, was $7.8 million in the fiscal year ended June 30, 2020, an increase of $12.3 million, compared to a $4.5 million net loss for the year, continuing operations, during the same period in 2019.

Net income on discontinued operation, net of tax

As a result of the operations of Etelequote Limited, a discontinued operation, net income on discontinued operation, net of tax, was nil in the fiscal year ended June 30, 2020, and $15.5 million, during the same period in 2019. For more information about our disposition of Etelequote Limited, refer to Note 30.2 to our audited consolidated financial statements included at the end of this annual report.

Net income / (loss) for the year

As a result of the factors described above, net income for the year was $7.8 million in the fiscal year ended June 30, 2020, compared to $11.0 million net income for the year during the same period in 2019. Notwithstanding net income on discontinued operations, net of tax, net income rose by $12.3 million compared to prior year.

Fiscal Years Ended June 30, 2019 and 2018

Revenue

Our revenue was $368.4 million in the fiscal year ended June 30, 2019, an increase of $26.2 million, or 7.7%, compared to the same period in 2018. The increase in revenue was due to a strong performance of our contact center services. $15.9 million of this increase was attributable to revenue from new clients onboarded during fiscal year 2019, which represented an increase of $9.3 million from revenue billed from new clients in fiscal year 2018. We were able to win twenty-two new clients in fiscal year 2019 as compared to twelve in fiscal year 2018. We added four blue chip Fortune 1000 clients that have approximately 3,000 to 20,000 seats in their enterprise as well as seven New Economy clients. Additionally, we benefited from approximately $20.9 million of additional revenue related to increased volume from, and additional services provided to existing customers. The growth in our revenue was offset by a decline in revenue of $4.2 million from a client in one of the mature industry sectors that we serve where a strategic decision was made by management to wind down our activity on this lower-margin line of business mid-year in fiscal year 2019, which we have replaced with higher margin business (albeit at a lower revenue level). Revenue contribution from this client for the years ended June 30, 2019 and 2018 was $13.7 million and $22.4 million, respectively.

Operating Expenses

Total operating expenses were $361.6 million in the fiscal year ended June 30, 2019, an increase of $1.6 million, or 0.4%, compared to the same period in 2018. The increase in operating expenses was primarily due to an increase in depreciation and amortization by $8.7 million, or 71.5%, and payroll and related cost by $1.7 million or 0.6% compared to the same period in 2018, and partially offset by a decrease in share-based payments by $4.3 million, or 51.3%, and other operating expenses by $4.3 million, or 7.4%, compared to the same period in 2018.

Payroll and related costs were $254.6 million in the fiscal year ended June 30, 2019, an increase of $1.7 million, or 0.7%, compared to the same period in 2018. As a result of improved operational efficiency, payroll costs decreased as a percentage of revenue from fiscal year 2018 to fiscal year 2019.

Share-based payments were $4.1 million in the fiscal year ended June 30, 2019, a decrease of $4.3 million, or 51.3%, compared to the same period in 2018. The decrease in share-based payments was due primarily to share-based expense related to the 2017 IBEX Plan of $7.7 million recorded in 2018 as compared to $4.4 million recorded in 2019 (including the accelerated expense of $3.3 million recorded upon cancellation of such plan in 2019) and the reversal of a $0.9 million expense related to the cancellation of phantom stock plans during fiscal year 2019.

Reseller commissions and lead expenses were $27.9 million in the fiscal year ended June 30, 2019, a decrease of $ 0.2 million, or 0.6%, compared to the same period in 2018, primarily as a result of the decrease in revenue and improved operational efficiency.

Depreciation and amortization expense was $20.9 million in the fiscal year ended June 30, 2019, an increase of $8.7 million, or 71.5%, compared to the same period in 2018. The increase in depreciation and amortization was due to the early adoption of IFRS 16, which resulted in additional depreciation expense of $10.3 million in fiscal year 2019, partially offset by a decrease in depreciation of $1.6 million (excluding the impact of the early adoption of IFRS 16) relating to certain of our older capital expenditures reaching the end of their accounting depreciation cycles. The decrease in other operating costs was attributable to the $10.5 million decrease in rent and utilities, primarily due to early adoption of IFRS 16 in fiscal year 2019, an increase in maintenance repairs and improvements of $2.4 million, severance expenses of $1.1 million related to IBEX Global Solutions Limited and a fair value adjustment of $3.0 million associated with the Amazon Warrant.

Income / (loss) from operations

As a result of the above, income from operations was $6.8 million in the fiscal year ended June 30, 2019, an increase of $24.6 million, compared to a $17.8 million loss from operations recognized during same period in 2018. Our operating profit margin increased from (5.2%) in fiscal year 2018 to 1.8% in fiscal year 2019.

The significant improvements in income from operations and operating profit margin in fiscal year 2019 were driven by several factors. First, our scope of operations in our nearshore geographies attained scale during fiscal year 2019 and resulted in significant operating leverage in those geographies that had not been present in prior years when those operations were sub-scale with a high fixed costs. Second, our overall increase in revenue in fiscal year 2019 took place without the need to add significant additional capacity, and the resulting increase in capacity utilization to 84% at the end of fiscal year 2019 from 73% at the end of fiscal year 2018, which had a positive impact upon profitability levels. We also invested significantly in our operational management capabilities towards the end of fiscal year 2018, and upgraded our global operations leadership. The sharpened focus on operational efficiencies yielded results in fiscal year 2019 with the increased operating margins. We have continued to exercise significant control over our fixed costs across all geographies as well as shared fixed costs, which has resulted in increased operating leverage with increasing revenues. During fiscal year 2019, we also benefited from higher margins associated with our growth from nearshore and offshore delivery centers, as compared to our onshore delivery centers.

Finance Expenses

Finance expenses were $7.7 million in the fiscal year ended June 30, 2019, an increase of $4.6 million compared to the same period in 2018. The increase in finance expenses was due primarily to the early adoption of IFRS 16 resulting in an additional expense of $4.0 million in fiscal year 2019.

Income Tax (Expense) / Benefit

Income tax expense was $3.6 million in fiscal year ended June 30, 2019, an increase of $3.7 million compared to the $0.1 million income tax benefit during the same period in 2018. The increase in tax expense was attributable to a non-recurring deferred tax expense of $3.1 million related to the cancellation of the 2017 IBEX Plan.

Net income / (loss) for the year, continuing operations

As a result of the factors described above, net loss for the year, continuing operations, was $4.5 million in the fiscal year ended June 30, 2019, a decrease of $16.2 million, compared to a $20.8 million net loss for the year, continuing operations, during the same period in 2018.

Net income on discontinued operation, net of tax

As a result of the operations of Etelequote Limited, a discontinued operation, net income on discontinued operation, net of tax, was $15.5 million in the fiscal year ended June 30, 2019, an increase of $10.6 million, compared to a $4.9 million net income on discontinued operation, net of tax, during the same period in 2018. This increase is primarily attributable to an increase in the scale of the Etelequote Limited business due to a production headcount increase of over 75% in fiscal year 2019 as compared to fiscal year 2018, a net sales increase of over 85% in fiscal year 2019 as compared to fiscal year 2018 and an increase in booked revenues per policy as a result of growth trajectory of the positive historical retention experience. This increase in scale yielded higher operating leverage resulting in an increase in net income. For more information about our disposition of Etelequote Limited, refer to Note 30.2 to our audited consolidated financial statements included elsewhere.

Net income / (loss) for the year

As a result of the factors described above, net income for the year was $11.0 million in the fiscal year ended June 30, 2019, compared to a $15.9 million net loss for the year during the same period in 2018.

NON-GAAP FINANCIAL MEASURES

This annual report contains financial measures and ratios, including Adjusted net income / (loss) from continuing operations, Adjusted EBITDA from continuing operations, Adjusted EBITDA from continuing operations margin, financial results excluding IFRS 16, and Net Debt that are not required by, or presented in accordance with IFRS as issued by the IASB. We refer to these measures as “non-GAAP financial measures.”

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

 Adjusted net income / (loss) from continuing operations

We define “adjusted net income / (loss) from continuing operations” as net income / (loss) for the year, less discontinued operation, net of tax, before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), impairment, other income, fair value adjustment related to the Amazon warrant, share-based payments, and foreign exchange gains or losses, net of the tax effect of such adjustments. We believe these items are not reflective of our long-term performance.  We use adjusted net income / (loss) from continuing operations internally to understand what we believe to be the recurring nature of our net income / (loss) from continuing operations. We also believe that adjusted net income / (loss) from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of profitability.

The following table provides a reconciliation of Adjusted net income / (loss) from continuing operations to net income / (loss) for the years presented:

	Year ended June 30,
US$ in thousands	2020	2019	2018

Net income / (loss) for the year	$7,770	$10,965	$(15,881)
Net income on discontinued operation, net of tax	-	15,484	4,881
Net income / (loss) from continuing operations	$7,770	$(4,519)	$(20,762)
Non-recurring expenses	6,482	4,239	4,112
Impairment	777	163	-
Other income	(745)	(804)	(547)
Fair value adjustment	3,138	(364)	(3,326)
Share-based payments	359	4,087	8,386
Foreign exchange (gain) / loss	151	1,274	1,266
Total adjustments	$10,162	$8,595	$9,891

Normalized tax rate (see below)	22.9%	26.5%	0.3%
Tax impact of adjustments	(2,327)	(2,278)	(30)
Adjusted net income / (loss) from continuing operations	$15,605	$1,798	$(10,901)

Calculation of normalized tax rate:
Consolidated effective tax rate	22.9%	41.7%	0.3%
Cancellation of legacy ESOP plan	-	(15.2%)	-
Normalized tax rate	22.9%	26.5%	0.3%

Adjusted EBITDA from Continuing Operations

We define “EBITDA” as net income / (loss) for the year, less discontinued operation, net of tax, before finance expenses (including finance costs related to lease liabilities), depreciation and amortization (including depreciation of right-of-use assets), and income tax expense / (benefit). We define “Adjusted EBITDA from continuing operations” as EBITDA before the effect of the following items: litigation and settlement expenses, foreign exchange losses, goodwill impairment, other income, phantom expense and share-based payments. We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund recurring capital expenditures and growth. Adjusted EBITDA from continuing operations also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

•
although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•
Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for our discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;

•
other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations in conjunction with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss)/income and our other IFRS financial results.

The following table provides a reconciliation of Adjusted EBITDA from continuing operations to net income / (loss) for the year for the periods presented:

	Year ended June 30,
US$ in thousands	2020	2019	2018

Net income / (loss) for the year	$7,770	$10,965	$(15,881)
Net income on discontinued operation, net of tax	-	15,484	4,881
Net income / (loss) from continuing operations	$7,770	$(4,519)	$(20,762)
Finance expense	9,428	7,709	3,093
Income tax expense / (benefit)	2,315	3,615	(108)
Depreciation and amortization	24,472	20,895	12,182
EBITDA from continuing operations	$43,985	$27,700	$(5,595)
Non-recurring expenses	6,482	4,239	4,112
Impairment	777	163	-
Other income	(745)	(804)	(547)
Fair value adjustment	3,138	(364)	(3,326)
Share-based payments	359	4,087	8,386
Foreign exchange loss	151	1,274	1,266
Adjusted EBITDA from continuing operations	$54,147	$36,295	$4,296

Adjusted EBITDA from continuing operations margin	13.4%	9.9%	1.3%

Impact of IFRS 16 on Adjusted EBITDA from continuing operations and Adjusted EBITDA from continuing operations margin

As a result of our adoption of IFRS 16 on July 1, 2018, our statement of financial position as of June 30, 2019 reflected an increase of $64.5 million in property and equipment and an increase of $66.9 million in lease liabilities, and our statement of profit or loss and other comprehensive income for the fiscal year then ended reflected a decrease of $11.7 million in other operating costs, an increase of $10.3 million in depreciation, an increase of $4.0 million in finance charges, and an increase of $2.6 million in net loss, continuing operations. As a result of the foregoing, Adjusted EBITDA from continuing operations increased by $11.7 million.

Adjusted EBITDA from Continuing Operations Margin

We calculate “Adjusted EBITDA from continuing operations margin” as Adjusted EBITDA from continuing operations divided by revenue. Our Adjusted EBITDA from continuing operations margin for the fiscal years ended June 30, 2020, 2019, and 2018 was 13.4%, 9.9%, and 1.3%, respectively. The increase in Adjusted EBITDA from continuing operations margin was primarily driven by improving performance in net income / (loss) from continuing operations during the three-year period ended June 30, 2020. The key drivers of this improvement were the following: (a) geographic mix improved where our more profitable nearshore and offshore operations continued to grow as a percentage of the overall business, (b) scale was achieved in our nearshore operations where we began to see target flow-through margins materialize as the business hit critical mass, (c) capacity utilization increased as we grew our revenue and agents in our nearshore and offshore operations while reducing our U.S. footprint, (d) disciplined operational execution, (e) the increase of our more profitable non-voice business, and (f) margin improvement in our digital business.

Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS as issued by the IASB requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods then-ended. Accounting estimates require the use of significant assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary. Our significant accounting policies, which may be affected by our estimates and assumptions, are discussed further in Note 2.5 to our audited consolidated financial statements (critical accounting estimates and judgments) included at the end of this annual report.

In the process of applying our accounting policies, we have made the following estimates and judgments which are significant to the audited consolidated financial statements:

Critical Accounting Estimates

Impairment of intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4 to our audited consolidated financial statements included at the end of this annual report.

Indefinite Lived Intangibles (patent and trademarks): The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. In those instances where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. For more information see Note 5 to our audited consolidated financial statements included at the end of this annual report.

Impairment of financial assets

We apply the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts. For more information see Note 22 to our audited consolidated financial statements included at the end of this annual report.

Depreciation and amortization

Estimation of useful lives of property and equipment and intangible assets: We estimate the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. For more information see Note 5 and 6 to our audited consolidated financial statements included at the end of this annual report.

Market value of common shares / fair market value of warrants

As we were not listed on a public marketplace as of June 30, 2020, the calculation of the market value of our common shares was subject to a greater degree of estimation in determining the basis for any share awards that we may issue.

For purposes of determining the historical share-based compensation expense, we used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date. The determination of the grant date fair value of the RSAs using a pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:

•
Fair value of our common shares. As our common shares were not publicly traded as of June 30, 2020, we estimated the fair value of the common shares, as discussed in “Valuations of Common Shares” below.

•
Volatility. Since there was no trading history for our common shares as of June 30, 2020, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of our RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, we considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Expected life of the RSAs. We calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Valuations of Common Shares

Given the absence of an active market for our common shares as of June 30, 2020, we were required to estimate the fair value of our common shares at the time of each grant. We considered objective and subjective factors in determining the estimated fair value of our common shares on each RSA grant date. Factors considered by us included the following:

•	third-party valuations of our common shares;
•	the lack of marketability of our common shares;
•	our historical and projected operating and financial performance;
•	our introduction of new services;
•	our stage of development;
•	the global economic outlook and its expected impact on the business;
•	the market performance of comparable companies; and

•	the likelihood of achieving a liquidity event for the common shares underlying the awards, such as our initial public offering or sale, given prevailing market conditions.

We determined valuations of our common shares for purposes of granting awards through a two-step valuation process described below. We first estimated the value of our equity. We utilized the income and market approaches to estimate our equity value. Then, our equity value was allocated across our various equity securities to arrive at a value for the common shares. The income approach, which relies on a discounted cash flow (“DCF”) analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs.

We used two forms of the market approach to determine a fair market value for its equity: (i) the guideline public company method (the “GPCM”), and (ii) the merger and acquisition method (the “MAM”).

The GPCM involves the review of pricing and performance information for public companies deemed generally similar to a subject company and subject to similar industry dynamics. The MAM consists of a review of transactions involving similar companies over the last five years. The valuation conclusion was based on the income approach (using DCF analysis), GPCM, and MAM. We assigned more weight to the DCF as it better reflected our operations and placed less weight to the GPCM and MAM. More specifically, less weight was assigned to the MAM as compared to the GPCM given the limited number of transactions involving comparable companies, which made the MAM less meaningful relative to the GPCM.

For each valuation report, we first prepared a financial forecast to be used in the computation of the enterprise value using the income approach. The financial forecasts took into account our past experience and future expectations. Second, the risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates. Third, we allocated the resulting equity value among the securities that comprise our capital structure. The aggregate value of the common shares was then divided by the number of common shares outstanding to arrive at the per share value.

Since the fair value of our common shares has been determined partially by using the DCF analysis, the valuations have been heavily dependent on our estimates of revenue, costs and related cash flows. These estimates are highly subjective and may change frequently based on both new operating data as well as various macroeconomic conditions that impact our business. Each of the valuations was prepared using data that was consistent with our then-current operating plans that we were using to manage our business.

In addition, the DCF calculations are sensitive to highly subjective assumptions that we were required to make relating to its financial forecasts and the selection of an appropriate discount rate, which was based on our estimated cost of equity.

Our discount rate was determined based on the stage of development at each valuation date and was quantified based on a risk-free discount rate for government debt, capital markets risk, our sector and size.

We granted 2,373,374 restricted share awards at a fair value of $0.61 per restricted common share in December 2018. The fair value of the restricted common shares was based on a Monte Carlo simulation, which can be considered a form of the probability weighted expected return method (“PWERM”), using an equity value as determined via the income approach (present value of discounted cash flows) and the market approaches (guideline public company method and mergers and acquisition method).

On December 22, 2018, the preference shares were entitled to an aggregate of $149.2 million in participating and non-participating preference. This amount was significantly higher than our fair value as determined by the Board of Directors as of November 30, 2018 on the basis of the independent valuation referred to in the previous paragraph. Because the common shares are not entitled to any distribution until the applicable preferences are satisfied, the fair value of the common shares was significantly lower than the fair value of the preference shares on November 30, 2018.

Fair market value of warrants

The Company accounts for the warrants to purchase its common shares in accordance with the provisions of IAS 32 − Financial Instruments: Presentation and IFRS 9 – Financial Instruments. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The Company assessed the classification of warrant as of the date it was issued and determined that such instruments met the criteria for liability classification. The warrant is reported on the consolidated statement of financial position as a liability at fair value using the Black-Scholes valuation method. The initial value was recorded as a long term liability on the consolidated statements of financial position with the common shares underlying the warrant which have vested recorded as contra revenue and the remainder recorded to long term assets.

The total fair value of the warrant liability is determined at the end of each reporting period by multiplying the fair value of a warrant by the total number of warrants that are expected to vest under the arrangement based on the satisfaction of the specified revenue milestones provided in the warrant. The total number of warrants that are expected to vest is based upon the cumulative revenues that are expected, as determined at the end of each reporting period, to be earned from Amazon during a period of 7.5 years ending on June 30, 2024.

In December 2017, the Group elected to utilize the Black Scholes valuation model to calculate the fair value of the Amazon warrants as the imminent IPO was anticipated to be $14.0 to $15.0, which would have no impact on the warrant’s strike price.  As the IPO did not consummate in March 2018 as anticipated, the Monte Carlo simulation was used to value the warrants in June 2018 to capture the anti-dilution feature if a qualified IPO were to occur within the next year for calculating the value of the warrants.

•	The share price.

•	The strike price.

•	Volatility determined based on historical prices of our shares.

•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.

•	The risk free interest rate.

At the end of each reporting period, the Company has fair valued the warrant liability with changes in fair value through profit and loss.  For the year ended June 30, 2020 and June 30, 2019, the Company used the Monte Carlo simulation, which requires the input of subjective assumptions, including the expected volatility and the expected term.

Given the absence of an active market for the common shares as of June 30, 2020, the Company is required to estimate the fair value of its common shares at the time of each grant.

The Company considers a variety of factors in estimating the fair value of its common shares on each measurement date, including:

•	the Company’s historical and projected operating and financial performance;

•	the Company’s introduction of new products and services;

•	the Company’s completion of strategic acquisitions;

•	the Company’s stage of development;

•	the global economic outlook and its expected impact on the Company’s business; and

•	the market performance of comparable companies.

The long-term asset will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services. The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the company will reduce the asset and offset to revenues.

Legal provisions

We review outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its audited consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the audited consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of our management as to how it will respond to the litigation, claim or assessment. Refer to Note 16 to our audited consolidated financial statements included at the end of this annual report.

Judgements

Leases

In some cases, judgement may be required in determining whether a contract contains a lease. This assessment involves the exercise of judgement about whether it depends on specific lease, whether we obtain substantially all the economic benefits from the use of that asset and whether we have the right to direct the use of that asset. In addition, determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated).

Staff retirement plans

The net defined benefit pension scheme assets or liabilities are recognized in our consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1 to our audited consolidated financial statements included at the end of this annual report.

Share-based payments

The share-based payments expense is recognized in our consolidated statement of profit or loss and comprehensive income. The key assumptions made in relation to the share-based payments are set out in Note 19 to our audited consolidated financial statements included at the end of this annual report.

Provision for taxation

We are subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

The key assumptions made in relation to tax provisioning are set out in Note 18 to our audited consolidated financial statements included at the end of this annual report.

Adoption of IFRS 15 and IFRS 16

Our results of operations for the fiscal year ended June 30, 2020 and 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. Our results of operations for the fiscal years ended June 30, 2020 and 2019 reflect the impact of our adoption, effective July 1, 2018, of IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases. IFRS 15 has been implemented using the cumulative effect method, and IFRS 16 using the modified retrospective approach.

New accounting standards

We adopted IFRIC 23 effective from July 1, 2019 and reassessed its judgements and estimates related to income tax treatments in various jurisdictions. There are no material uncertain tax treatments that would require adjustment to income tax expense as a result of the implementation.

Discontinued Operations

On June 26, 2019, we transferred our equity interests in Etelequote Limited to our parent company, TRGI, in exchange for TRGI waiving its right to receive $47.9 million of the preference amount related to our Series C preferred shares (the “ETQ Spin-off”). As a result of the ETQ Spin-off, Etelequote Limited is no longer a part of our ongoing business. For financial statement purposes, Etelequote Limited is treated as a discontinued operation for the fiscal years ended June 30, 2019 and 2018. As of June 30, 2018, our consolidated statement of financial position reflected the following amounts attributable to Etelequote Limited: property and equipment of $0.6 million, borrowings included a related party loan of $15.9 million and accumulated deficit of $7.4 million.

For more information, refer to Note 30.2 to our audited consolidated financial statements included at the end of this annual report.

B.	Liquidity and Capital Resources

Our principal liquidity needs are to fund our working capital requirements and to finance capital expenditures (consisting of additions to PPE and intangible assets).

We had negative working capital of $19.6 million and $29.6 million as of June 30, 2020 and 2019, respectively, which, in each case, was due primarily to capital expenditures related to the opening of new delivery centers, and the upgrade and expansion of existing delivery centers. During the fiscal years ended June 30, 2020, 2019, and 2018, we invested $5.3 million, $6.2 million, and $5.8 million, respectively, on capital expenditures.

Historically, we have met our liquidity needs through cash generated from our operating activities and from cash generated by financing activities, including borrowings under credit facilities and leases, as described in more detail below under “Financing Arrangements.” As of June 30, 2020, the total amount of credit available to us under our revolving credit facilities and lines of credit was $22.0 million. We also have financing arrangements in place with financial institutions to accelerate collection of receivables. As of June 30, 2020, we had cash and cash equivalents of $21.9 million. Of this amount, $11.3 million is located outside of the United States, and $6.9 million of this is subject to restrictions on our ability to repatriate such funds.

As of June 30, 2020, our outstanding debt under our credit facilities and capital leases amounted to $106.0 million. Of this amount, $40.0 million represented the current portion of such borrowings and $65.8 million represented the long-term portion of such borrowings.

Our future liquidity requirements will depend on many factors, including our growth rate, the timing and extent of spending to open new delivery centers and support development efforts, our expansion of sales and marketing activities and the introduction of new and enhanced technology offerings. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights.

Management believes that our existing cash balance together with cash generated from our operations, availability under our existing revolving credit facilities and the net proceeds from our initial public offering will be sufficient to meet our liquidity requirements for at least the next twelve months.

Cash Flows
	Year ended June 30,
US$ in thousands	2020	2019	2018

Net cash inflow / (outflow) from
Operating activities	$51,719	$2,202	$(5,747)
Investing activities	(4,835)	(9,084)	(5,439)
Financing activities	(33,867)	2,552	3,187
Effects of exchange rate difference on cash and cash equivalents	(20)	(316)	197
Net increase / (decrease) in cash and cash equivalents	$12,997	$(4,646)	$(7,802)
Cash and cash equivalents at beginning of the period	$8,873	$13,519	$21,321
Cash and cash equivalents at end of the period	$21,870	$8,873	$13,519

Cash Flows from Operating Activities

Net cash inflow from operating activities during the fiscal year ended June 30, 2020 was $51.7 million compared with net cash inflow of $2.2 million during the fiscal year ended June 30, 2019. The increase in net cash inflow from operating activities was primarily attributable to the increase in net income before taxation of $10.1 million for the year ended June 30, 2020 and to the accelerated collection of receivables towards the end of the quarter ended December 31, 2019.

Net cash inflow from operating activities during the fiscal year ended June 30, 2019 was $2.2 million compared with net cash outflow of $5.7 million during the fiscal year ended June 30, 2018. The net cash inflow from operating activities was primarily attributable to the increase in our revenue and collection thereof.

Cash Flows from Investing Activities

Net cash used in investing activities was $4.8 million during the fiscal year ended June 30, 2020 compared with cash used in investing activities of $9.1 million during the fiscal year ended June 30, 2019.

During the fiscal year ended June 30, 2020, we expended $4.8 million on investing activities, primarily related to the purchase of property and equipment of $4.3 million and purchase of intangible assets of $1.0 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Nicaragua and two new delivery centers located in the Philippines during the fiscal year ended June 30, 2020.

During the fiscal year ended June 30, 2019, we expended $9.1 million on investing activities, primarily related to the purchase of property and equipment of $5.6 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Nicaragua and one new delivery center located in the Philippines during the fiscal year ended June 30, 2019. In addition, $3.6 million represents the cash adjustment related to our disposition of Etelequote Limited.

During the fiscal year ended June 30, 2018, we expended $5.4 million on investing activities, primarily related to the purchase of property and equipment of $5.2 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the upgrade and expansion of our existing delivery centers in Jamaica in the quarters ending December 31, 2017 and June 30, 2018.

Cash Flows from Financing Activities

Net cash outflow from financing activities was $33.9 million during the fiscal year ended June 30, 2020 and net cash inflow of $2.6 million during the fiscal year ended June 30, 2019.

Net cash outflow from financing activities of $33.9 million cash during the fiscal year ended June 30, 2020 primarily reflected proceeds from line of credit of $127.6 million, repayments of line of credit $142.1 million, proceeds from borrowings of $1.0 million, repayment of borrowings of $8.0 million, and the payment of $12.2 million on lease obligations. This was also partially offset by the dividend distribution of $0.1 million.

Net cash inflow from financing activities of $2.6 million cash during the fiscal year ended June 30, 2019 primarily reflected proceeds from line of credit of $168.7 million, repayments of line of credit $162.9 million, proceeds from borrowings of $36.6 million, repayment of borrowings of $6.1 million, repayment of related party loans of $1.2 million and the payment of $10.5 million on lease obligations. This was also partially offset by the repayment of $14.5 million on private placement notes, the redemption of $6.0 million of senior preferred shares and dividend distribution of $1.6 million.

Net cash inflow from financing activities of $3.2 million cash during the fiscal year ended June 30, 2018 primarily reflected proceeds from a line of credit of $222.8 million, repayments of line of credit $216.3 million, proceeds from borrowings of $1.4 million, the issuance of $5.9 million of private placement notes, a $6.2 million repayment of borrowings and $3.2 million of payments on lease obligations.

Net Debt

We calculate “Net Debt” as total borrowings less cash and cash equivalents.

	Year ended June 30,
US$ in thousands	2020	2019
Borrowings
Non-Current	$3,782	$7,184
Current	27,476	41,835
	$31,258	$49,019
Leases
Non-Current	$62,044	$58,602
Current	12,668	10,632
	$74,712	$69,234
Convertible loan note - related party	$-	$-
Total Debt	$105,970	$118,253
Cash	21,870	8,873
Net Debt	$84,100	$109,380

Net debt decreased to $84.1 million as of June 30, 2020 from $109.4 million as of June 30, 2019 primarily due to the strong operating cash flow we experienced in fiscal year 2020.

Net debt increased to $109.4 million as of June 30, 2019 from $49.4 million as of June 30, 2018, due primarily to the early adoption of IFRS 16, which resulted in the recognition of lease liabilities of $66.9 million as of June 30, 2019.

Financing Arrangements

Through our subsidiaries we are party to a number of financing arrangements with banks, financial institutions and private investors that serve to meet our liquidity requirements. These arrangements include credit facilities, lines of credit, receivables financing arrangements, term loans, capital leases and equipment leases, as well as private placements of debt securities and preferred shares. The following is a summary of our principal financing arrangements. For more information, refer to Note 13 to our audited consolidated financial statements included at the end of this annual report.

PNC Credit Facility

In November 2013, our subsidiary Ibex Global Solutions, Inc. (formerly known as TRG Customer Solutions, Inc.)  entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million.  In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. In this agreement, Ibex Global Solutions, Inc. derives value from the choice of interest rates, depending on the rate selected. This value changes in response to the changes in the various interest rates alternatives. Thus, a derivative is embedded within the loan commitment. The part of the value associated with the loan commitment derivative (the embedded derivative part) is derived from the potential interest rate differential between the alternative rates. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc. The PNC Credit Facility balance as of June 30, 2020 was $19.8 million (June 30, 2019: $33.5 million), as presented in Note 13.2 to our audited consolidated financial statements included at the end of this annual report.

 In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of June 30, 2020 was $2.3 million (June 30, 2019: $7.1 million).

In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full, bearing interest at LIBOR plus a margin of 3.25%. The balance of this line as of June 30, 2020 was nil (June 30, 2019: $0.2 million), as presented in Note 13.1 to our audited consolidated financial statements included at the end of this annual report.

Receivables Financing Agreement with Citibank, N.A.

In June 2015, our subsidiary, Ibex Global Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to Ibex Global Solutions, Inc. for accounts receivable owed to Ibex Global Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to Ibex Global Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2020 and 2019 averaged approximately 0.33% and 0.32% of net sales, respectively.

Receivables Financing Agreement with Seacoast National Bank

In July 2011, our subsidiary, iSky, Inc. entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2020 was approximately 1.2% (June 30, 2019: 1.2%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.

Loan Facility with First Global Bank Limited

In January 2018, our subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2020, the balance of the loan was $0.8 million (June 30, 2019: $1.1 million).

In November 2018, our subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan.  The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At June 30, 2020, the balance of the loan was $0.9 million (June 30, 2019: $1.04 million).

In October 2019, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non- revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly instalments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets. As of June 30, 2020, the balance of the loan was $0.6 million.

In March 2020, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2 million non-revolving demand loan with First Global Bank Limited.  Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan.  Each loan is to be paid in 36 equal monthly instalments, commencing 30 days after the first disbursement of loan funds.  The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited.  The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2020, the balance of the loan was $0.6 million.

Heritage Bank of Commerce Credit Facility

In March 2015, our subsidiaries, Digital Globe Services, Inc., TelSatOnline, Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019.  In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC therefrom pursuant to its sale. Refer to Note 30.2.  Borrowings under the HBC Loan Agreement bear interest at the Prime Rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., TelSatOnline, Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2020 was $1.4 million (June 30, 2019: $2.4 million), as presented in Note 13.2 to our audited consolidated financial statements included at the end of this annual report.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable.  The term loan balance as of June 30, 2020 was $1.8 million (June 30, 2019: $1.0 million).

Other Financing Arrangements

We have financed the purchase of various property and equipment and software during the fiscal years 2020 and 2019 with IBM, PNC and FGB. As of June 30, 2020 and 2019, we had financed $4.5 million and $3.6 million, respectively, of assets at interest rates ranging from 6% to 9% per annum.

Dividend to TRGI

On July 21, 2020, our board of directors approved a one-time dividend of $4.0 million to our shareholders reflecting a portion of the cash generation from the business during fiscal year 2020. The dividend was paid on July 24, 2020 to TRGI, the holder of our Series A preferred share (outstanding prior to its automatic conversion into common shares in connection with our initial public offering), which was entitled to a dividend preference that expired upon conversion of the Series A preferred share to common shares upon the completion of our initial public offering.

C.	Research and development activities

Not applicable.

D.	Trend information

For a discussion of trends, see “Item 4.B. Business Overview” and “Item 5.A. Operating Results.”

E.	Off-Balance Sheet Arrangements

We were not during the periods presented, and are not currently, a party to any off-balance sheet arrangements.

F.	Contractual obligations

The following table presents our future contractual obligations as of June 30, 2020:

US$ in thousands	Total	Less than one year	1 to 3 years	4 to 5 years	Over 5 years
Lease obligations	$103,309	$18,717	$29,762	$19,150	$35,680
Long term borrowings	10,980	6,986	3,994	-	-
Lines of credit	21,475	21,475	-	-	-
Purchase obligations	1,680	-	1,680	-	-
Defined benefit obligations	677	-	-	-	677
Total obligations	$138,121	$47,178	$35,436	$19,150	$36,357

The lease obligations have interest rates ranging from 6.0% to 17.0% for the fiscal year ended June 30, 2020.

Long term borrowings represents indebtedness under the following: (i) Term Loan C under the PNC Credit Facility, which will be amortized in 54 consecutive equal monthly installments which commenced on 1 January 1, 2017 with an interest rate of LIBOR plus a margin of 4%, (ii) current interest rate swap arrangements, and (iii) other financing arrangements having interest rates from 6% to 10%.

Lines of credit represents indebtedness under the following: (i) the PNC Credit Facility ($19.8 million), which bears interest at an interest rate of LIBOR plus a margin of 1.75% and/or the sum of a margin of -0.5% plus the highest of (a) the PNC commercial lending rate, (b) the sum of the federal prime rate plus 0.5% and (c) daily LIBOR rate plus 1.0%; (ii) the HBC Credit Facility ($1.4 million), which bears interest at a rate equal to the greater of The Wall Street Journal (WSJ) Prime Rate or 5.7%; and (iii) the Seacoast Receivables Financing Agreement ($0.2 million), which bears interest at a rate of LIBOR plus a margin of 7% per annum.

Purchase obligations represents obligations under annual telecommunication service agreements with two carriers.

Defined benefit obligations represent liabilities against unfunded defined benefit plans whereby employees are entitled to one half month’s salary for every year of service upon attainment of retirement age of 60 years with at least five years of completed service.

G.	Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the PSLRA.  See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age as of September 30, 2020 and position of each of our executive officers and directors. Unless otherwise stated, the business address for all of our executive officers and members of our board of directors is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

Name	Age	Position
Executive Officers
Robert Dechant	58	Chief Executive Officer
Karl Gabel	57	Chief Financial Officer
Christy O’Connor	51	General Counsel and Assistant Corporate Secretary
David Afdahl	46	Chief Operating Officer
Jeffrey Cox	51	President, IBEX Digital
Bruce Dawson	56	Chief Sales and Client Services Officer
Julie Casteel	59	Chief Strategic Accounts Officer

Non-Employee Directors
Mohammed Khaishgi	53	Chairman
Daniella Ballou-Aares	45	Director
John Jones	65	Director
Shuja Keen	44	Director
John Leone	47	Director
Fiona Beck	55	Director

Our Executive Officers

Robert Dechant has served as our chief executive officer since July 2019. From September 2017 to July 2019, Mr. Dechant served as chief executive officer of IBEX Interactive (which corresponds to IBEX’s current operations). From 2015 until 2017, Mr. Dechant served as chief executive officer of IBEX Global Solutions. From 2012 until 2015, Mr. Dechant served as the chief sales, marketing and client services officer at Qualfon, Inc., a global provider of call center, back office, and business process outsourcing services. Prior to that, Mr. Dechant was the chief marketing and operations officer at Stream Global Services, a large multinational business process outsourcing provider which merged with Convergys in 2014. Mr. Dechant holds a B.S. degree from Fairfield University.

Karl Gabel has served as our chief financial officer since November 2017. From 2004 until 2017, Mr. Gabel served in multiple finance leadership functions, including as the chief financial officer of IBEX Global Solutions, one of the Continuing Business Entities. Mr. Gabel holds a B.S. degree in accounting from Pennsylvania State University and an Executive M.B.A. degree from St. Joseph’s University.

Christy O’Connor has served as our general counsel and assistant corporate secretary since March 2018. From 2015 to 2018, Ms. O’Connor worked for Alorica, a provider of customer management outsourcing solutions, as the chief legal and compliance officer from 2015 through 2017 and as a legal advisor thereafter. From 2014 to 2015, Ms. O’Connor was the general counsel and chief legal officer at SourceHOV. From 2011 to 2014, Ms. O’Connor was the deputy general counsel for Stream Global Services. Ms. O’Connor holds a B.A./M.A. from the University of Chicago and a J.D. from St. Mary’s University School of Law and a degree in International Law from the University of Innsbruck.

David Afdahl has served as our Chief Operating Officer since 2018, where he is responsible for global operations, performance management and financial results. He joined IBEX in 2017 as the Vice President of Operations, responsible for US Operations. Mr. Afdahl has more than 23 years of operational leadership experience within the BPO industry. For seven years he served as the Managing Director for Xerox Services, where he was responsible for global operations, client management and the overall financial performance. Mr. Afdahl holds a B.A. degree in Anthropology from the University of Maryland.

Jeffrey Cox has served as president of IBEX Digital since 2008, when he founded Digital Globe Services Limited. Mr. Cox has over twenty years of wireless and cable sales and operations experience and has held executive position in sales channel development and execution, on and off-line marketing programs and call center sales and operations for some of the world’s most recognized brands. Mr. Cox holds a B.A. degree from San Diego State University.

Bruce Dawson has served as our chief sales and client services officer since 2017. From 2016 until 2017, he held the same role for IBEX Global Solutions, one of the Continuing Business Entities. From 2014 until 2016, Mr. Dawson served as U.S. nearshore regional director for Atento S.A. Prior to joining Atento S.A., Mr. Dawson served at SITEL Corporation from October 2012 to March 2014 and Stream Global Services from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing as well experience from the software and telecommunications sector. He holds a B.A. degree in psychology from Denison University.

Julie Casteel has served as our Chief Sales & Marketing Officer since 2012 and is responsible for expanding new and existing clients. She currently leads the strategy for growth and profitability for ibex’s largest global clients and is also responsible for the strategic development of the financial services and healthcare vertical markets. Ms. Casteel brings more than 25 years of successful sales and leadership experience within the BPO industry. For 10 years, she served as the Executive Vice-President of Global Sales & Marketing at SITEL, where she was responsible for global revenue, client relationship management and the overall company marketing strategy. Ms. Casteel has served on a number of industry boards and has been published in the Economist, The Wall Street Journal and various industry publications. She holds a B.S. degree in Biology from Texas A&M University.

Our Directors

Mohammed Khaishgi served as our chief executive officer from September 2017 through June 2019 and chairman of our board of directors since September 2017. Mr. Khaishgi was a founding partner and served as the chief operating officer of TRGI, a position he held since TRGI’s inception in 2002 until December 2017, responsible for overseeing TRGI’s day-to-day operations, including management and oversight of its portfolio of direct holdings. Mr. Khaishgi continues to serve as a director of TRGI. Prior to joining TRGI, Mr. Khaishgi was a senior director at Align Technology, where he managed Align’s offshore delivery center and back office services operations. Mr. Khaishgi was previously a senior investment officer at the World Bank’s International Finance Corporation (the “IFC”) where he was responsible for the IFC’s portfolio of investments in the Asian telecommunications and technology sectors. Mr. Khaishgi received his undergraduate degree in electrical engineering from the University of Engineering and Technology in Lahore, Pakistan, an additional B.A. degree in philosophy, politics and economics from the University of Oxford where he was a Rhodes Scholar, and a M.B.A. degree from Harvard Business School.

Daniella Ballou-Aares has served as a member of our board since March 2018. Ms. Ballou-Aares is chief executive officer of the Leadership Now Project, a membership organization of business and thought leaders committed to renewing democracy. Daniella spent more than a decade as a partner at Dalberg Advisors, a global strategic advisory firm with that combines the best of private sector strategy skills, rigorous analytical capabilities and networks in emerging and frontier markets to fuel inclusive growth. She joined Dalberg’s founding team in 2004 served in a variety of capacities within the firm, including as the first Regional Director for the Americas. Ms. Ballou-Aares returned to Dalberg after serving in the Obama administration for five years as the senior advisor for development to the U.S. Secretary of State, leading efforts to boost private investment in newly emerging markets. Before Dalberg, she was a management consultant at Bain & Company in the U.S., U.K. and South Africa. Ms. Ballou-Aares holds an M.B.A. from Harvard Business School, an M.P.A. from Harvard’s Kennedy School of Government and a B.S. in operations research and industrial engineering from Cornell University.

John Jones has served as a member of our board since March 2018. Mr. Jones previously served Expert Global Solutions, Inc. as chief client officer from 2015 until 2016 and chief operating officer from 2011 until 2015. Prior to joining Expert Global Solutions, Inc. in 2011, Mr. Jones served in various leadership roles at JPMorgan Chase & Co. for more than 25 years. He holds a B.S. degree in business management from the University of Phoenix.

Shuja Keen has served as a member of our board since March 2018. Mr. Keen joined TRGI in 2002 and currently serves as a managing director. His primary responsibility is to help the firm drive value by improving the operational effectiveness of TRGI’s portfolio companies, and leading fundraising, growth, and liquidity initiatives. Mr. Keen graduated with a S.B. degree from the Sloan School of Management at the Massachusetts Institute of Technology with concentrations in finance, information technology, and operations research and a minor in economics.

John Leone has served as a member of our board since March 2018 and is a member of the board of directors of TRG Pakistan Ltd. Mr. Leone founded ForeVest Capital Partners in 2016 and currently serves as a Managing Partner. Prior to founding ForeVest Capital Partners, Mr. Leone served at PineBridge Investments and its predecessor, AIG Investments, from 2004 to September 2016. Mr. Leone holds a J.D. from The George Washington University School of Law and a B.A. from Binghamton University.

Fiona Beck has served as a member of our board since July 2020. Ms. Beck has held senior executive and director positions in large infrastructure companies focused on the telecommunications and technology sectors, including as the President and CEO of Southern Cross Cable Limited, a submarine fiberoptic cable company, for 13 years. Ms. Beck currently serves as a director of Twilio IP Holding Ltd (a subsidiary of Twilio Inc., NYSE: TWLO), a cloud-based communications platform, a director of Ocean Wilsons Holding Ltd (LON: OCN) and a director of Atlas Arteria International Ltd (ASX:ALX). She also serves as a director of the Bermuda Business Development Agency, focusing on the technology and financial technology sectors. Ms. Beck holds a Bachelor of Management (Hons.) degree in finance and accounting from University of Waikato, New Zealand and is a chartered accountant.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

B.	Compensation

We paid our directors and executive officers an aggregate amount of approximately $5.7 million for services provided in fiscal year 2020, including approximately $2.6 million of salary, $0.2 million of share-based payments, $2.9 million of commissions and bonuses and $0.01 million of pension, retirement and similar benefit plans. For more information regarding a description of applicable stock-based and cash-based plans, see Note 19 to our audited consolidated financial statements included at the end of this annual report.

The equity ownership of our executive officers and directors is described below under the heading “Item 7A. Major Shareholders.”

In addition, our board of directors adopted a new equity benefit plan as described under “IBEX Limited 2020 Long Term Incentive Plan” pursuant to which a total of 1,287,326.13 common shares are authorized for issuance (as further described below). On August 7, 2020, under the 2020 LTIP Plan, we granted certain non-employee directors, officers and other employees options to purchase common shares based on a dollar value. Options to purchase a total of 341,843 common shares at an exercise price of $19.00 per share were granted under the 2020 LTIP Plan, including option grants to Mohammed Khaishgi 50,068 shares, Shuja Keen 2,778 shares, John Jones 3,259 shares, Daniella Ballou-Aares 2,066 shares, Robert Dechant of 45,027 shares, Karl Gabel of 19,627 shares, Bruce Dawson of 8,114 shares, David Afdahl of 10,819 shares, Christy O’Connor of 9,025 shares, and Julie Casteel of 6,574 shares.

2017 IBEX Plan

On June 20, 2017, our board of directors and shareholders approved and adopted the 2017 IBEX Plan. From December 22, 2017 through and including December 31, 2017, we issued an aggregate of 1,778,569 new stock options under the 2017 IBEX Plan. On December 22, 2017, all of the legacy stock option plans that the Continuing Business Entities had maintained and the equity awards granted thereunder were cancelled. For more information on the legacy stock option plans, refer to Note 19.1 to our audited consolidated financial statements included at the end of this annual report.

The following description summarizes the principal terms of the 2017 IBEX Plan.

Purpose

The purpose of the 2017 IBEX Plan was to enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2017 IBEX Plan provided for grants of stock options and restricted stock awards.

Eligibility

Selected employees, consultants or directors of our company or our affiliates were eligible to receive nonstatutory stock options and restricted stock awards under the 2017 IBEX Plan, but only employees of our company were eligible to receive incentive stock options.

Administration

The 2017 IBEX Plan was administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2017 IBEX Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator had the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 IBEX Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 IBEX Plan and any agreements related to awards granted under the 2017 IBEX Plan. Our board of directors could also delegate authority to one of more of our officers to make awards under the 2017 IBEX Plan.

Available Shares

A maximum of 2,559,323 common shares was issuable under the 2017 IBEX Plan. This limit could be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expired or became unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award were available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations were treated as not issued and would continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares would again be available for future grant under the 2017 IBEX Plan.

Award Agreements

Awards granted under the 2017 IBEX Plan were evidenced by award agreements, which did not need to be identical and which could be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provided additional terms of the award, as determined by the administrator.

Stock Options

The 2017 IBEX Plan allowed the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees could receive incentive stock option awards. The term of each option could not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option could have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options were exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options could be accelerated by the administrator.

Restricted Stock

The 2017 IBEX Plan allowed the administrator to grant restricted stock awards. Once the restricted stock was purchased or received, the participant would have the rights equivalent to those of a holder of our common shares, and would be a record holder when his or her purchase and the issuance of the common shares was entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we would have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant would have no rights as a shareholder with respect to common shares covered by any award until the participant became the record holder of such common shares.

Amendment and Termination

Our board of directors could, at any time, could amend or terminate the 2017 IBEX Plan but no amendment or termination could be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2017 IBEX Plan could not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2017 IBEX Plan became effective on June 20, 2017 and would have expired on June 20, 2027 unless terminated earlier by the board of directors.

On December 28, 2018, the 2017 IBEX Plan was terminated and all grants awarded thereunder were cancelled.

Restricted Share Plan

On December 21, 2018, our board of directors and shareholders approved and adopted the 2018 Restricted Share Plan (the “2018 RSA Plan”). As of June 30, 2020, awards covering an aggregate of 1,841,660 Class B common shares had been made, of which 1,176,370 common shares (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering), or 63.9%, subject to awards under the 2018 RSA Plan have vested.

The following description of the 2018 RSA Plan is qualified in its entirety by the full text of the 2018 RSA Plan, which has been filed with the SEC as an exhibit.

Purpose

The 2018 RSA Plan enabled us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2018 RSA Plan provides for awards of Class B common shares. Upon the consummation of our initial public offering, all Class B common shares automatically converted into common shares.

Eligibility

Selected employees, consultants or directors of our company or our affiliates were eligible to receive non-statutory restricted stock awards under the 2018 RSA Plan, but only employees of our company were eligible to receive incentive stock awards.

Administration

The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.

Available Shares

Subject to adjustment, a maximum of 2,559,323.13 common shares could be awarded under the 2018 RSA Plan (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.

If any award of Class B common shares under the 2018 RSA Plan (“Restricted Shares”) expires or is forfeited in whole or in part, the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant under the 2020 LTIP. Additionally, any Class B Common Shares delivered to the Company by a Participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant under the 2020 LTIP.

Restricted Shares

The board of directors may grant awards entitling recipients to acquire Restricted Shares, subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the board of directors in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Restricted Share award.

The board of directors shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards of Restricted Shares under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2018 RSA Plan became effective on December 21, 2018 and expires on December 31, 2028 unless terminated earlier by the board of directors. As of May 20, 2020, the 2020 LTIP was approved and no further awards will be made under the 2018 RSA Plan.

Phantom Stock Options

Phantom Stock Plans

In June 2013, each of IBEX Philippines Inc., IBEX Global Solutions (Private) Limited, The Resource Group Senegal S.A., Virtual World (Private) Limited adopted phantom stock plans (collectively, the “Legacy Phantom Stock Plans”), which provided for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provided the participant with a contractual right to receive upon vesting an amount equal to the difference between the fair market value of a share at the time of exercise and the exercise price of the option per share. In February 2018, all Legacy Phantom Stock Plans were terminated and phantom stock options granted under such plans were cancelled.

In February 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the “Phantom Stock Plans”, which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of IBEX Limited at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000). On February 23, 2018, we granted 105,546 phantom stock options under the Phantom Stock Plans. On March 1, 2018, we granted 77,129 phantom stock options under the Phantom Stock Plans.

On December 28, 2018, we terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA. All phantom stock options under these specific Phantom Stock Plans were cancelled upon termination of the identified Phantom Stock Plans.

The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remain in effect. As of June 30, 2019, an aggregate amount of 41,993 phantom stock options has vested and an aggregate amount of 54,575 phantom stock options is outstanding under those plans. As of June 30, 2020, an aggregate amount of 45,684 phantom stock options have vested and an aggregate amount of 54,575 phantom stock options are outstanding under those plans.

IBEX Limited 2020 Long Term Incentive Plan

On May 20, 2020 (“Effective Date”), our board of directors and shareholders approved and adopted the 2020 LTIP. As of June 30, 2020, awards covering an aggregate of 338,432 common shares (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering) in the form of Share Options had been made, of which 40,500 common shares (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering) in the form of Share Options had vested as of such date.

No Awards (as defined below) will be made under the IBEX Holdings Limited 2018 RSA Plan on or after August 6, 2020.

The following description of the 2020 LTIP is qualified in its entirety by the full text of the 2020 LTIP, which has been filed with the SEC as an exhibit.

Purpose

We believe that the 2020 LTIP will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

The 2020 Long Term Incentive Plan is designed to:

•	promote the long-term financial interests and growth of our Company and its subsidiaries by attracting and retaining directors and employees, which include management as well as other personnel;
•	motivate management by means of growth-related incentives to achieve long-range goals; and
•	further the alignment of the interests of participants and those of our shareholders, through opportunities for increased stock or share-based ownership in our Company.

Types of Awards

The 2020 LTIP provides for awards of Class B common shares. Upon the consummation of our initial public offering, all Class B common shares automatically converted into common shares.

Eligibility

All of our officers, non-employee directors, employees and consultants are eligible to participate in the 2020 Long Term Incentive Plan.

Participation by Non-Employee Directors

Although our non-employee directors, including our independent directors, are not involved in the day-to-day running of our operations, they play an invaluable role in furthering our business interests by contributing their experience and expertise. In particular, a number of our independent directors have substantial experience and expertise in financial and technology sectors and play an important role in helping us shape our business strategy. It is crucial for us to be able to attract, retain and incentivize such individuals.

It may not always be possible to quantify the services and contributions of our non-employee directors to our Company, and accordingly, it may not always be possible to compensate them fully or appropriately by increasing their directors’ fees or other cash payments. To that end, participation by non-employee directors in the 2020 Long Term Incentive Plan will provide our Company with a further avenue via which to acknowledge and reward their services and contributions to our Company. In addition, we believe that opportunities for increased shares or share-based ownership in our Company will further the alignment of the interests of our non-employee directors with the interests of our shareholders.

Administration

The 2020 Long Term Incentive Plan will be administered by the “Administrator”, as defined below.

For the purposes of the 2020 Long Term Incentive Plan, “Administrator” means our Compensation Committee, or such other committee(s) of director(s) duly appointed by our Board or our Compensation Committee to administer the 2020 Long Term Incentive Plan or delegated limited authority to perform administrative actions under the 2020 Long Term Incentive Plan, and having such powers as shall be specified by our Board or our Compensation Committee, provided, however, that at any time our Board may serve as the Administrator in lieu of or in addition to our Compensation Committee or such other committee(s) of director(s) to whom administrative authority has been delegated. As of May 20, 2020, the Administrator is the Compensation Committee.

The Administrator has the authority, in its sole and absolute discretion, to grant Awards under the 2020 Long Term Incentive Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2020 Long Term Incentive Plan. Further, the Administrator has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2020 Long Term Incentive Plan, to, among other things:

(a)	determine the eligible individuals to whom, and the time or times at which, Awards shall be granted;
(b)	determine the type of Awards to be granted to any eligible individual;
(c)	determine the number of shares to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award; and
(d)
determine the terms, conditions and restrictions applicable to each Award and any shares acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (v) the performance goals applicable to any Award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an Award, (vii) any such modification, amendment or substitution that results in repricing of the Award which may be made without prior stockholder approval, (viii) the effect of a participant’s Termination of Service, as defined in the 2020 Long Term Incentive Plan, on any of the foregoing and (ix) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator considers to be appropriate and not inconsistent with the terms of the 2020 Long Term Incentive Plan.

Available Shares

Subject to adjustment, a maximum 1,287,326.13 common shares (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering) may be awarded under the 2020 LTIP. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.

Subject to adjustment as provided in the provision of the 2020 Long Term Incentive Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares that may be issued pursuant to share options granted under the 2020 Long Term Incentive Plan that are intended to qualify as “incentive stock options” as that term is defined in Section 422 of the Internal Revenue Code (the “Code”) is 3,500,000.

If any award of Class B common shares under the 2020 LTIP (“Restricted Shares”) or 2018 RSA Plan expires or is forfeited in whole or in part, the unused Class B Common Shares covered by such awards shall again be available for the grant under the 2020 LTIP. Additionally, any Class B Common Shares delivered to the Company by a Participant to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to any Awards (including shares retained from the Award creating the tax obligation) shall be added back to the number of shares available for the future grant of Awards under the 2020 LTIP.

Maximum Entitlements Under the 2020 Long Term Incentive Plan

The Administrator may establish compensation for directors who are not employees of our Company or any of our Affiliates, as defined in the 2020 Long Term Incentive Plan, or the Non-Employee Directors, from time to time, provided that the sum of any cash compensation and the grant date fair value of Awards granted under the 2020 Long Term Incentive Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $250,000 for an annual grant, provided however that in a non-employee’s director first year of service, compensation for services may not exceed $500,000. The Administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee director.

Awards

Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by IBEX and the Participant receiving the Award (including by electronic delivery and/or electronic signature). Participants are not required to pay for the application or acceptance of Awards.

Share Options. The board may grant awards entitling recipients to acquire share options (“Share Options”). A Share Option means a right to purchase a specified number of Common Shares from IBEX at a specified price during a specified period of time. The exercise price per share subject to a Share Option granted under the 2020 Long Term Incentive Plan shall not be less than the fair market value of one share on the date of grant of the Share Option, except as provided under applicable law or with respect to Share Options that are granted in substitution of similar types of awards of a company acquired by our Company or with which our Company combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards. The Administrator may from time to time grant to eligible individuals Awards of Incentive Share Options or Nonqualified Options; provided, however, that Awards of Incentive Share Options shall be limited to employees of IBEX or of any current or hereafter existing “parent corporation” or “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively, of IBEX, and any other eligible individuals who are eligible to receive Incentive Share Options under the provisions of Section 422 of the Code. No Share Option shall be an Incentive Share Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement. Share Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of Share Options may not have a term in excess of ten years’ duration unless required otherwise by applicable law. Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent Share Options are not vested and exercisable, a participant’s Share Options shall be forfeited upon his Termination of Service.

Share Appreciation Rights. The board may also grant awards of share appreciation rights. A share appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the applicable Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of Common Share over (B) the base price per share specified in the applicable Award Agreement, times (ii) the number of shares specified by the share appreciation right, or portion thereof, which is exercised. The base price per share specified in the applicable Award Agreement shall not be less than the lower of the fair market value on the date of grant or the exercise price of any tandem share option to which the share appreciation right is related, or with respect to share appreciation rights that are granted in substitution of similar types of awards of a company acquired by the Company or a Subsidiary or with which the Company or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or share, or otherwise) such base price as is necessary to preserve the intrinsic value of such awards.

Share appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that share appreciation rights granted under the 2020 Long Term Incentive Plan may not have a term in excess of ten years unless otherwise required by applicable law.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent share appreciation rights are not vested and exercisable, a participant’s share appreciation rights shall be forfeited upon his Termination of Service.

Share Awards. The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Share or Restricted Share (collectively, “Share Awards”) on such terms and conditions, such as performance based on certain performance criteria, and for such consideration, including no consideration or such minimum consideration as the Administrator shall determine, subject to the limitations set forth in the 2020 LTIP. Share Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration.

The board shall determine the terms and conditions of a Share Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

Share Units

The Administrator may, from time to time, grant to eligible individuals Awards of unrestricted share units or Restricted Share Units. For the purposes of the 2020 Long Term Incentive Plan, “Restricted Share Unit” means a right granted to a participant to receive shares or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements, including the satisfaction of certain performance goals.

Restricted Share Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture applies may lapse under such circumstances, including without limitation upon the attainment of performance goals, in such installments, or otherwise, as the Administrator may determine.

Until shares are issued to the participant in settlement of share units, the participant shall not have any rights of a shareholder with respect to the share units or the shares issuable thereunder. The Administrator may grant the participant the right to dividend equivalents on share units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine; provided, however, that dividend equivalents declared payable on share units granted as a Performance Award shall rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable performance goal relating to such share units.

Performance Shares and Performance Units

An award of Performance Shares, as that term is used in the 2020 LTIP, refers to shares of our common stock or stock units that are expressed in terms of our common stock, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of Performance Units, as that term is used in the 2020 LTIP, refers to dollar-denominated units valued by reference to designated criteria established by the administrator, other than our common stock, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The applicable award agreement will specify whether Performance Shares and Performance Units will be settled or paid in cash or shares of our common stock or a combination of both, or will reserve to the administrator or the participant the right to make that determination prior to or at the payment or settlement date.

The Administrator will, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an award of Performance Shares or Performance Units upon (A) the attainment of performance goals during a performance period or (B) the attainment of performance goals and the continued service of the participant. The length of the performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance goals may include minimum, maximum and target levels of performance, with the size of the award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An award of Performance Shares or Performance Units will be settled as and when the award vests or at a later time specified in the award agreement or in accordance with an election of the participant, if the Administrator so permits, that meets the requirements of Section 409A or Section 457A of the Code.

Performance goals applicable to performance-based awards may be awarded based on performance metrics to be attained within a predetermined performance period as they may apply to an individual, one or more business units, divisions, or affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies.

The Administrator may, in its discretion, adjust the performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes.

Other Share-Based Awards

The Administrator may, from time to time, grant to eligible individuals Awards in the form of Other Share-Based Awards. For the purposes of the 2020 Long Term Incentive Plan, “Other Share-Based Award” means an Award of shares or any other Award that is valued in whole or in part by reference to, or that is otherwise based upon, shares, including without limitation dividend equivalents and convertible debentures.

Adjustment Events

In the event of a merger, amalgamation, consolidation, rights offering, statutory share exchange or similar event affecting our Company (each, a “Corporate Event”), or a share dividend, share split, reverse share split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision or recapitalization or similar event affecting the capital structure of our Company (each, a “Share Change”), that occurs at any time after the Effective Date (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall make equitable and appropriate substitutions or proportionate adjustments to (a) the aggregate number and kind of shares or other securities on which Awards under the 2020 Long Term Incentive Plan may be granted to eligible individuals, (b) the maximum number of shares or other securities with respect to which Awards may be granted during any one calendar year to any individual, (c) the maximum number of shares or other securities that may be issued with respect to incentive stock options granted under the 2020 Long Term Incentive Plan, (d) the number of shares or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award and (e) all other numerical limitations relating to Awards, whether contained in the 2020 Long Term Incentive Plan or in award agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated and that no such adjustment shall be made if as a result, the participant receives a benefit that a shareholder does not receive and any adjustment (except in relation to a capitalization issue) must be confirmed in writing by the auditors of our Company (acting as experts and not as arbitrators) to be, in their opinion, fair and reasonable.

In the case of Corporate Events, the Administrator may make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (a) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which shareholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a share option or share appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share pursuant to such Corporate Event over the exercise price or base price of such share option or share appreciation right shall conclusively be deemed valid and that any share option or share appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each share pursuant to such Corporate Event), (b) the substitution of securities or other property (including, without limitation, cash or other securities of our Company and securities of entities other than our Company) for the shares subject to outstanding Awards and (c) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof.

Change in Control

In the event of a change in control, as defined in the 2020 LTIP Plan, of our Company, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of our Company:

•	share options and share appreciation rights will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;
•
Restricted Shares and share units with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and share units will be settled as promptly as is practicable in accordance with applicable law; and

•
Restricted Shares and share units that vest based on the achievement of performance goals will vest as if the performance goal for the unexpired performance period had been achieved at the target level; and the performance share units will be settled as promptly as is practicable in accordance with applicable law.

Shareholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination of 2020 LTIP

Our board of directors may, at any time, amend or terminate the 2020 LTIP but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to our company or the participant. If required to comply with Bermuda law and any other applicable laws or stock exchange rules or the rules of any automated quotation systems (other than any requirement which may be disapplied by the Company following any available home country exemption), the Company shall obtain shareholder approval of any 2020 LTIP Plan amendment in such a manner and to such a degree as required.

Amendment of Awards

The Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any participant with respect to an Award without the participant’s consent,, except such an amendment made to cause the 2020 Long Term Incentive Plan or Award to comply with applicable law, applicable rule of any securities exchange on which our shares of common stock are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the participant or our company or any of our Affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the participant shall not be considered to be a material impairment of the rights of the participant and shall not require the participant’s consent.

Transferability

Subject to certain limited exceptions, Awards under the 2020 LTIP may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2020 Long Term Incentive Plan will remain in effect, subject to the right of our Board or our Compensation Committee to amend or terminate the 2020 Long Term Incentive Plan at any time, until the earlier of (a) the earliest date as of which all Awards granted under the 2020 Long Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the 2020 Long Term Incentive Plan remain available to be granted under new Awards, or (b) May 20, 2030. No Awards will be granted under the 2020 Long Term Incentive Plan after such termination date. Subject to other applicable provisions of the 2020 Long Term Incentive Plan, all Awards made under the 2020 Long Term Incentive Plan on or before May 20, 2030, or such earlier termination of the 2020 Long Term Incentive Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the 2020 Long Term Incentive Plan and the terms of such Awards.

C.	Board Practices

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of six members. Our bye-laws provide that our board of directors shall consist of up to ten directors, unless otherwise determined by us in general meeting. Our directors generally hold office for such terms as our shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Our directors currently serve on the board of directors pursuant to the voting provisions of our bye-laws, under which certain directors may be nominated by TRGI.

For additional information regarding our board of directors, see “Description of Share Capital—Election and Removal of Directors.”

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Ms. Ballou-Aares and Beck and Messrs. Jones and Leone, representing four of our six directors, are “independent directors” as defined under the listing standards of the Nasdaq Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7B. Related Party Transactions.”

We are a “controlled company” under the rules of Nasdaq because more than 50% of the voting power of our shares are held by TRGI. See “Item 7A. Major Shareholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of Nasdaq, which require that our audit committee have a majority of independent directors, and exclusively independent directors within one year following the effective date of our registration statement.

Board Committees

We have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Ms. Ballou-Aares and Mr. Leone. Mr. Leone is the chair of the audit committee. Each member satisfies the independence requirements of the Nasdaq Stock Market listing standards, and Mr. Leone qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our audited consolidated financial statements. The audit committee is responsible for, among other things:

•	making recommendations to our board regarding the appointment by the shareholders at the general meeting of shareholders of our independent auditors;

•	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
•	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
•	reviewing the independence and quality control procedures of the independent auditors;
•	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited consolidated and statutory financial statements with management;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•
meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

•	attending to such other matters as are specifically delegated to our audit committee by our board from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Khaishgi, Jones and Keen. Mr. Khaishgi is the chair of the compensation committee. The compensation committee assists the board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. The compensation committee is responsible for, among other things:

•
reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;

•	overseeing the evaluation of our management;
•	reviewing periodically and making recommendations to our board with respect to any incentive compensation and equity plans, programs or similar arrangements; and
•	attending to such other matters as are specifically delegated to our compensation committee by our board from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Keen and Khaishgi. Mr. Khaishgi is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending to the board of directors persons to be nominated for election or re-election to the board at any meeting of the shareholders;
•	overseeing the board of directors’ annual review of its own performance and the performance of its committees; and
•	considering, preparing and recommending to the board a set of corporate governance guidelines.

Other Corporate Governance Matters

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, rules provide that foreign private issuers may follow home country practice in lieu of corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

As a foreign private issuer, we are also exempt from certain corporate governance standards applicable to U.S. issuers. For example, Section 5605(b)(1) of the Nasdaq Listing Rules requires listed companies to have, among other things, a majority of their board members be independent, and Section 5605(d) and 5605I require listed companies to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. In addition, we are not required to maintain a minimum of three members on our audit committee or to affirmatively determine that all members of our audit committee are “independent” using more stringent criteria than those applicable to us as a foreign private issuer. As a foreign private issuer, however, we are permitted to follow Bermuda practice in lieu of the above requirements, under which there is no requirement that a majority of our directors be independent.

We have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

Code of Business Conduct and Ethics

We have a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of this code will be available on our website at www.ibex.co. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Our board of directors delegated to the audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

D.	Employees

Our employees are our most valuable asset. Our success depends on our ability to hire, train and retain sufficient numbers of agents and other employees in a timely fashion at our facilities to support our operations. Key enablers to meeting that challenge are our distinct culture and initiatives focused on employee recruitment, training, engagement and retention. These enable us to go into markets where we operate and create a strong brand that helps us attract and retain talented employee and keep them highly engaged in delivering superior results and experiences for our clients.

As of June 30, 2020, we had 22,976 employees worldwide. The following table sets forth our employees by functional area:

Function	Number of Employees	Percent of Total
Production agents	18,456	80.3%
Production support	2,805	12.2%
Software engineers	287	1.2%
Technology, telephony and network infrastructure	307	1.3%
Data scientists and engineers	107	0.5%
Sales and marketing	177	0.8%
Corporate (management, administration, finance, legal, human resources	837	3.6%
Total	22,976	100.0%

None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.

Culture

We believe that we have established a strong workplace culture which is key to our ability to attract and retain our talented workforce around the globe. Our culture is built on four core values: respect, integrity, transparency and excellence. We strive to maintain a culture in which our leaders are coaches and mentors and our employees have voice and a sense of purpose and feel valued and respected. Furthermore, we believe we have established a distinctive corporate culture characterized by innovation, speed and organizational nimbleness. In tandem with our strong workplace culture, our corporate culture has been instrumental to our growth and our ability to deliver high-quality solutions to clients around the globe. We encourage a strong team orientation, which allows our talented workforce of over 22,500 employees to design and deliver innovative solutions to our clients around the globe to optimize their customer lifecycle experience.

Recruitment

To ensure we can attract qualified employees, we strive to offer a competitive benefits package, a strong workplace culture and working environment and most importantly, competitive compensation that either meets or exceeds marketplace standards. We deploy numerous tools that are effective in attracting employees. This includes working with local government workforce agencies in all geographies where we have a presence; doing this ensures we have a presence as a local employer in every market and ensures we are included in their career fairs and are recommended consistently. Additionally, we have a strong employee referral program, which encourages our current employees to recommend us to their family and friends. We have found this to be the greatest source of qualified individuals.

Training and Coaching

Our customer-facing agents typically go through one day of orientation from one to seven weeks of foundation skills. This includes customer specific training such as customer service training, technical or sales training. Once agents have completed product specific training, which can last up to 240 hours depending on the client and the application, they are put into an on-the-job experience (lasting from 40 to 80 hours), during which the agents take live calls and receive hands-on training, coaching and feedback. They also experience quality assurance (QA) monitoring and reinforcement. Once agents have been trained and are on the production floor, they receive consistent coaching and guidance. The coach plays the role of facilitator to fully empower the agents. Our coaching module equips the team managers with the necessary knowledge, skills and attitude required to be successful mentors. Team managers are then able to engage effectively with mentees to address any non-performance issues and ensure our employees feel valued and recognized.

Employee Work Environment

Our employee work environment is anchored by our distinct culture. In addition, we provide attractive, functional physical spaces. Our workspaces are bright and modern with several common areas for rest and recreation. Our centers reflect our culture’s values with open areas for coaching and celebrating success. Our workstations are ergonomically designed to provide maximum comfort to our employees. We consider our onsite dining options, nurse’s stations, day-care and transportation services to be industry-leading. Furthermore, our technology is designed to enable the most efficient and productive work environment for our employees. Our intranet provides access to pertinent and valuable information regarding schedules, job opportunities and important company announcements. Our technological enhancements allow employees to view information regarding their individual and team results. Finally, our mobile apps and online systems allow the agents to manage their careers with us.

Retention

Our distinct culture, employee engagement, recruiting and training are all designed to ensure we retain our employees. As important as it is to work hard every day, we consider it as important to ensure we have time for rewarding exceptional performance, fun events, volunteering in the community and celebrating accomplishments together. In order to engender our employees’ sense that they are an integral part and valued member of our company, we strive to recognize the important times in our employees’ work life, including birthdays, birth of child and promotions. An example of our differentiated Employee Engagement program is our annual Very Important Performer event where we host the top 5% of our workforce in each of the markets in which we operate at a multi-day offsite event at a five-star resort where we celebrate their success. Our senior leadership participates in this important event, creating a bond between our leadership team and thousands of agents. This is one of our key programs to drive our industry-best retention rates and employee loyalty.

E.	Share ownership

The total number of shares of the company beneficially owned by our directors and executive officers as of September 30, 2020 was 1,493,861 which represents 8.1% of the total shares of the company.  See table in “Item 7A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of September 30, 2020 by:

•	each of our directors;

•	each of our executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares, and who are referred to as our major shareholders.

As of September 30, 2020, we had 18,388,167 issued and outstanding common shares, which includes 466,565 unvested restricted common shares.  Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of September 30, 2020 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of September 30, 2020, we had 105 holders of record in the United States with approximately 36.2% of our issued and outstanding common shares.

	Number	Percent
Principal Shareholder
The Resource Group International Limited (1)	11,416,683	61.6%
Executive Officers and Directors
Mohammed Khaishgi(2)	342,012	1.8%
Karl Gabel(3)	137,217	*
Christy O’Connor(4)	56,647	*
Robert Dechant(5)	274,249	1.5%
Jeffrey Cox(6)	455,919	2.5%
Jason Tryfon(7)	28,225	*
Bruce Dawson(8)	48,761	*
David Afdahl(9)	62,242	*
Julie Casteel(10)	38,241	*
Shuja Keen(11)	18,977	*
Daniella Ballou-Aares(12)	14,113	*
John Jones(13)	16,634	*
Fiona Beck(14)	-	*
All executive officers and directors as a group (thirteen persons)(15)	1,493,237	8.1%

* represents beneficial ownership of less than one percent (1%) of outstanding common shares.

Except as otherwise set forth below, the address of the beneficial owner is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

(1)
TRGI is controlled by TRGP. As of June 30, 2020, TRGP beneficially owned 46% of TRGI’s outstanding voting securities (45% if all outstanding non-voting common shares are converted into voting common shares). The address for TRGI is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. The address for TRGP is Centre Point Building, Level 18th, off Saheed-e-Millat Expressway, Karachi, Pakistan.

(2)
Includes (a) 206,275 common shares, (b) 80,540 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 4,737 shares on the first of each month,  (c) 32,814 unvested restricted common shares under a restricted stock award agreement, which are subject to Company ownership- and share value-based vesting conditions (the “trigger”), and upon satisfaction of these conditions, 18,230 shares plus an additional amount based on the number of months between December 28, 2018 and the occurrence of the trigger initially vest and thereafter, vest in monthly increments of 1,823 shares commencing on the first of each month following such initial vesting, and (d) 27,120 common shares underlying vested stock options.

(3)
Includes (a) 108,250 common shares, (b) 7,138 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 899 shares on the first of each month, (c) 8,052 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 893 shares on the first of each month, and (d) 13,777 common shares underlying vested stock options.

(4)
Includes (a) 30,783 common shares, (b) 18,477 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 1,026 shares on the first of each month, and (c) 7,387 common shares underlying vested stock options.

(5)
Includes (a) 162,661 common shares, (b) 31,810 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 3,176 shares on the first of each month, (c) 38,720 unvested restricted common shares which are subject to time- and performance-based vesting conditions, and upon satisfaction of these conditions, 5,598 shares initially vest and thereafter, vest in monthly increments of 466 shares commencing on the first of each month following such initial vesting, and (d) 41,058 common shares underlying vested stock options.

(6)
The balance includes (a) 418,698 common shares, (b) 21,665 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 1,353 shares on the first of each month, (c) 4,888 unvested restricted common shares which are subject to time- and performance-based vesting conditions, and upon satisfaction of these conditions, 5,823 shares initially vest and thereafter, vest in monthly increments of 485 shares commencing on the first of each month following such initial vesting, and (d) 10,668 common shares underlying vested stock options.

(7)
Includes (a) 22,145 common shares, (b) 3,842 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 384 shares on the first of each month, and (c) 2,238 common shares underlying vested stock options.

(8)
Includes (a) 33,347 common shares, (b) 7,687 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 765 shares on the first of each month, and (c) 7,727 common shares underlying vested stock options.

(9)
Includes (a) 26,343 common shares, (b) 24,204 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 1,052 shares on the first of each month, and (c) 11,695 common shares underlying vested stock options.

(10)
Includes (a) 19,590 common shares, (b) 11,758 unvested restricted common shares, which are scheduled to continue to vest in equal monthly increments of 653 shares on the first of each month, and (c) 6,893 common shares underlying vested stock options.

(11)	Includes (a) 17,472 common shares and (b) 1,505 common shares underlying vested stock options.

(12)	Includes (a) 12,994 common shares and (b) 1,119 common shares underlying vested stock options.
(13)	Includes (a) 12,994 common shares and (b) 3,640 common shares underlying vested stock options.
(14)	Fiona Beck was appointed as a director on our board on July 23, 2020.
(15)	Includes (a) 1,079,604 common shares, (b) 278,806 unvested restricted common shares, and (c) 135,451 common shares underlying vested stock options.

B.	Related-Party Transactions

For more information on our related party transactions, refer to Note 23 to our audited consolidated financial statements included at the end of this annual report.

Loans to Directors and Executive Officers for Purchase of Restricted Shares

In December 2018, we granted awards of an aggregate of 2,373,374 Class B common shares under the 2018 RSA Plan, of which 1,284,874 Class B common shares were pursuant to awards made to our directors and executive officers. Under the terms of their awards, our directors and executive officers were required to purchase the Class B common shares covered by those awards. In satisfaction of the purchase price obligation, each of our directors and executive officers delivered to us a promissory note in the amount of the aggregate purchase price for the Class B common shares covered by that individual’s award. Under each promissory note, 50% of the principal amount owed is recourse to the borrower and 50% is non-recourse; the portion of the principal that is non-recourse is secured by a pledge over the Class B common shares awarded to the borrower. On May 20, 2020 the Compensation Committee and the Board of Directors approved a distribution under the Management Incentive Plan to repay to the Company, the outstanding principal and interest of each of promissory note in full including an additional amount to satisfy any of the individual executive officer’s tax obligations associated with such repayment. As such, upon payment, each of the executive officers’ promissory notes has been paid in full and such promissory notes have been canceled. TRG Holdings LLC agreed to satisfy all of the outstanding principal and interest of the promissory notes on behalf of Mr. Khaishgi and Mr. Keen and upon satisfaction, the promissory notes for Messrs. Khaishgi and Keen have been paid in full and such promissory notes have been canceled.

TRGH-iSky Loan

On August 7, 2018, TRG Holdings LLC entered into a loan agreement with iSky, Inc. to repay approximately CAD 1,459,516 (approx. US $1.1 million) related to a sales tax settlement on behalf of iSky with the Canadian Revenue Agency at an interest rate of 15% per annum with a maturity date of August 7, 2019; provided however that such loan is payable immediately on demand upon the earlier of TRG Holdings LLC’s demand or an initial public offering of iSky Inc.’s parent company, Ibex Limited. Funds borrowed under this loan arrangement were paid directly to the Canadian Revenue Agency. Pursuant to the terms of the loan, any additional amount of interest not calculable at the time of the loan shall be paid made a part of the loan agreement and shall be repaid under the same terms as initial loan. This loan agreement was assumed by IBEX Limited from iSky, Inc. in June 2019 and the term extended to August 7, 2020. The parties have agreed to extend the loan to October 31, 2020. The outstanding balance of the loan payable to TRG Holdings LLC was $1.5 million and $1.3 million as of June 30, 2020 and June 30, 2019, respectively.

Ibex Global Solutions Limited (Pakistan), Virtual World Private Ltd, DGS Private Limited – Afiniti Software Solutions (Pvt) Limited and Afiniti, Inc. Shares Services Agreement

Ibex Global Solutions Limited (Pakistan), Virtual World Private Ltd, DGS Private Limited – Afiniti Software Solutions (Pvt) Limited and Afiniti, Inc. are parties to a Master Services and Cross Charge Agreement dated June 1, 2019 whereby the parties to the agreement each provide certain IT related services to the other and such services are cross charged to the other parties.

Dividend to TRGI

On July 21, 2020, our board of directors approved a one-time dividend of $4.0 million to our shareholders reflecting a portion of the cash generation from the business during fiscal year 2020. The dividend was paid on July 24, 2020 to TRGI, the holder of our Series A preferred share (outstanding prior to its automatic conversion into common shares in connection with our initial public offering), which was entitled to a dividend preference that expired upon conversion of the Series A preferred share to common shares upon the completion of our initial public offering.

Stockholders’ Agreement

We are party to a Stockholders’ Agreement with TRGI dated as of September 15, 2017. The agreement requires that we obtain TRGI’s prior written consent before we or our subsidiaries take or commit to take certain material actions, including, among others:

•	acquisition of the stock or assets of an unaffiliated entity in a single transaction or a series of related transactions with an enterprise value greater than $2.0 million;
•	consolidation, merger, amalgamation or other business combination with any entity other than us or a wholly-owned subsidiary of ours, or a “Change in Control” (as defined in our debt instruments);
•
disposition or transfer, in a single transaction or a series of related transactions, to another party of our or any of our subsidiaries’ assets with a value greater than $2.0 million in the aggregate or for consideration greater than $2.0 million, other than in the ordinary course of business;

•	entry into any corporate strategic relationship involving the payment, contribution or assignment by us or any of our subsidiaries of money or assets greater than $1.0 million;
•
creation of any new class of equity securities, issuance of additional shares of any class of equity securities, or any offering of securities (except for awards under stockholder-approved equity plans and issuances to our parent company or any of its subsidiaries);

•	incurrence, assumption or guarantee of indebtedness by us to any third party;
•
incurrence, assumption or guarantee of incremental indebtedness (as measured from indebtedness existing on September 15, 2017) by us, in a single transaction or a series of related transactions, in an amount greater than $5.0 million;

•
transfer of any senior note issued by e-Telequote Insurance, Inc. under a certain Note Purchase Agreement dated June 2017 (the “2017 ETQ Notes”) by any holder thereof or any amendment to the 2017 ETQ Notes or the related note purchase agreement;

•	repurchase of our equity securities or adoption of any share repurchase plan;
•	capital expenditures in an aggregate amount greater than $10.0 million in any fiscal year;
•	listing of any securities on any securities exchange;
•	appointment and / or removal of independent auditors or any material change in our accounting policies and principles or internal control procedures;
•	bankruptcy, liquidation, dissolution, winding up or similar event or action;
•	any change of our principal lines of business, entry into new lines of business, or exit from the current lines of business;
•	amendment, modification or repeal of any provision of our or our subsidiaries’ organizational documents; and
•	commencement or settlement of any material litigation.

The Stockholder’s Agreement further provides that, to the fullest extent permitted by law and subject to section 97 of the Companies Act and our Bye-laws:

•
TRGI and its partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may directly or indirectly engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those lines of business deemed to be competing with us or any of our subsidiaries;

•
TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may do business with any of our potential or actual customers or suppliers;

•
TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may employ or otherwise engage any of our officers or employees; and

•
none of TRGI, its affiliates or their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives shall have any duty to communicate or offer any business opportunity that may be presented to TRGI or those other persons to us or shall be liable to us or any of our stockholders for breach of any fiduciary or other duty by reason of the fact that TRGI or such persons pursues that business opportunity, directs that business opportunity to another person or fails to present that business opportunity, or information regarding that business opportunity to us unless, in the case of any such person who is a director or officer of ours, that business opportunity is expressly offered to that director or officer in writing solely in his or her capacity as our director or officer.

In addition, the Stockholder’s Agreement allows TRGI to disclose non-public information concerning us to existing and potential investors in TRGI or its affiliates, potential transferees of TRGI’s equity interest in our parent company, potential participants in future transactions involving TRGI or its affiliates and other parties that TRGI deems reasonably necessary in connection with the conduct of its TRGI’s investment and business activities, subject to any such recipient agreeing to keep that information confidential. The Stockholder’s Agreement remains in effect until TRGI ceases to own 10% or more of all shares issued by us (determined on an as-converted basis).

Registration Rights Agreements

On September 15, 2017, we have entered into a registration rights agreement whereby we granted certain registration rights to TRGI, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act, our common shares held by them. In addition, we have committed to file as promptly as possible after receiving a request from TRGI a shelf registration statement registering secondary sales of our common shares held by TRGI. TRGI also has the ability to exercise certain piggyback registration rights in respect of common shares held by it in connection with registered offerings requested by other holders of registration rights or initiated by us.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the Amazon Warrant.

Limitations of Liability and Indemnification Matters

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We entered into an indemnification agreement with Mr. Solazzo dated as of June 30, 2017 under which we have agreed to indemnify him for specified tax liabilities arising from the exchange of his equity interest in Etelequote PLC for 478,115 of our common shares. The indemnification obligation is capped at $2.0 million, exclusive of certain reasonable expenses that Mr. Solazzo may incur in connection with defending against any tax liability or any indemnifiable interest, fines, or penalties imposed on Mr. Solazzo.

Policies and Procedures With Respect to Related Party Transactions

We have policies and procedures whereby our Audit Committee is responsible for reviewing and approving related party transactions. In addition, our Code of Ethics requires that all of our employees and directors inform us of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest, subject to the provisions of the Stockholders’ Agreement (as described above). Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

Licensing and Sublicensing Agreements

License of Clearview Software

iSky, Inc. and TRG Holdings LLC are party to a license agreement dated as of July 1, 2014 under which TRG Holdings has purchased 900 access licenses to iSky’s Clearview software for a fee of $1.8 million.

License of Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions Software

IBEX Global Europe S.A.R.L. and Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. were party to an Intellectual Property License Agreement dated as of July 1, 2013 under which IBEX Global Europe S.A.R.L. licensed proprietary software to Ibex Global Solutions, Inc. in exchange for royalty payments. This agreement terminated on June 30, 2019.

Software Services Agreement with Afiniti

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated November 14, 2017, between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. dba IBEX Global Solutions and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to IBEX Global Solutions in exchange for a fee equal to $1,800 per supported call center seat per year for up to 2,000 call center seats. Under these agreements, IBEX Global Solutions had a prepayment credit with Afiniti Inc. equal to $1.1 million as of June 30, 2020.

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated December 1, 2010, as amended on January 14, 2014, between our subsidiary Digital Globe Services, Inc. and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to Digital Globe Services, Inc. in exchange for a fee equal to $9 per incremental revenue generating unit generated through the service. During the years ended June 30, 2020 and 2019, the amounts invoiced by Afiniti, Inc. to Digital Globe Services, Inc. under this agreement were $48,349 and $70,028, respectively.

Contribution of Intellectual Property

On October 19, 2017, The Resource Group International Limited assigned to us all right and title in certain call center software as a contribution to our surplus capital.

Services Agreements

Pursuant to a Service Agreement dated April 1, 2013 between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC, TRG Customer Solutions (Canada), Inc. agreed to employ certain TRG Holdings LLC personnel, for which Ibex Global Solutions, Inc. bills TRG Holdings on a cost-plus basis. During the fiscal year ended June 30, 2020 and June 30, 2019, the amount invoiced by Ibex Global Solutions, Inc. to TRG Holdings under this agreement was $69,485 and $111,052, respectively.

Pursuant to a Services Agreement dated May 1, 2014 between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and its affiliate SATMAP Incorporated dba Afiniti, Inc., Ibex Global Solutions, Inc. agreed to provide information technology services to Afiniti, Inc. which are billed at a cost-plus basis. During the fiscal year ended June 30, 2020 and June 30, 2019, the amount invoiced by Ibex Global Solutions, Inc. to Afiniti, Inc. under this agreement was $657 and $2,767, respectively.

Sublease of Office Space

Pursuant to an agreement dated June 30, 2018, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and iSky, Inc. have agreed to sublease office space in Washington, D.C. leased by TRG Holdings, LLC. On July 1, 2018, iSky, Inc. exercised its right to terminate the sub-lease agreement and effectively Ibex Global Solutions, Inc. became the sole sub-lessee. The lease amount payable under this sublease is $26,616 per month with nominal increases that go into effect as of July 1, 2020 and thereafter.

Pursuant to an agreement dated June 1, 2017, between our subsidiary, IBEX Global Solutions (Private) Limited and TRG (Private) Limited, TRG (Private) Limited agreed to lease certain office space in Pakistan to IBEX Global Solutions (Private) Limited. The lease amount payable under this agreement is approximately $1,400 per month.

Participation in Health and Welfare Plans

Our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and its affiliate TRG Holdings LLC are parties to a Third Party Services Agreement dated April 1, 2013 whereby employees of TRG Holdings LLC and its affiliates are permitted to participate in the health, dental, and life insurance plans offered by Ibex Global Solutions, Inc. to its employees. TRG Holdings LLC is obligated to indemnify Ibex Global Solutions, Inc. for any claims arising out of the participation in such plans by employees of TRG Holdings and its affiliates.

Pursuant to a Third Party Services Agreement dated May 1, 2014 between Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc., SATMAP Incorporated, and TRG Holdings LLC, Ibex Global Solutions, Inc. directly permit SATMAP Incorporated to participate in the health, dental, and life insurance plans offered by Ibex Global Solutions, Inc. to its employees. SATMAP Incorporated is obligated to indemnify Ibex Global Solutions, Inc. for any claims arising out of the participation in such plans by employees of SATMAP Incorporated. As of January 1, 2018, SATMAP Incorporated terminated the Third Party Services Agreement and no longer participates in the health, dental and life insurance plans of TRG Customers Solutions, Inc.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our audited consolidated financial statements are included at the end of this annual report, starting at page F-1.

Legal Proceedings

We are subject to various claims and legal actions in the ordinary course of business. We are currently of the opinion that these claims and legal actions will not have a material adverse impact on our consolidated position and / or the results of our operations.

A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (“FLSA”) and class action under Tennessee law, alleging that plaintiff were forced to work “off the clock” without being paid for such time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee and Plaintiff agreed to submit all claims to binding arbitration before the American Arbitration Association. Approximately 3,500 individuals opted into the FLSA class action claims, and, after the amendment to add claims under the state laws of Pennsylvania and Oregon, there were class action claims under various state laws involving approximately 25,000 potential class action claimants. State class certification brief was filed April 14, 2018. In April 2019, the parties engaged in a mediation. On June 14, 2019, the parties entered into a Settlement Agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claims for FLSA claims and Rule 23 claims were made on a claims-made basis. Individuals were required to fill out a claim form and send it to the Third Party Administrator in order to receive funds under the settlement. Pursuant to the Settlement Agreement, on July 3, 2019, we funded a total amount of $3.3 million to the Qualified Settlement Fund. The fees included (i) $975,000 for the FLSA claimants; (ii) $2.2 million for attorneys’ fees; (iii) $0.1 million for the service awards; and (iv) $0.1 million for claims administration costs. All funds were held in the Qualified Settlement Fund until final approval by the arbitrator. Following the closure of the claims period on October 15, 2019, on November 7, 2019, the parties appeared before the Arbitrator and the Arbitrator approved the Final Order. On November 20, 2019, we made a payment to the Qualified Settlement Fund in the additional amount of $1.2 million for payment in full of all Rule 23 Claims and any Company tax obligations for payments to such individuals. The Andrews case was officially dismissed with prejudice by the Court on July 15, 2020 through an Agreed Stipulation to Dismiss with Prejudice.

On July 26, 2018, Digital Globe Services, Inc. received an indemnification notice related to AllConnect, Inc. v. Kandela LLC Case No. 2:18-cv-05959SJO (SSx) pending in the U.S. District Court for the Central District of California, Western Division relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela, LLC and Digital Globe Services, Inc. via its ‘‘BundleDealer.com’’ portal. On June 3, 2020, AllConnect, Inc. and Kandela LLC entered into a settlement agreement and on June 5, 2020 the U.S. District Court dismissed the case with prejudice.  Digital Globe Services, Inc. agreed to pay $0.03 million of Kandela LLC’s legal fees and expenses incurred in connection with Kandela LLC’s defense of the matter. On June 5, 2020, pursuant to settlement and joint stipulation, the court dismissed the claims of AllConnect with prejudice.

Dividend Distribution Policy

We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

B.	Significant Changes

We are not aware of any significant changes other than what has been discussed in other parts of this annual report.  Please refer to footnote 31 of our audited consolidated financial statements beginning on page F-1 for a discussion of subsequent events.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares are currently listed on the Nasdaq Global Market under the symbol “IBEX”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares began trading on the Nasdaq Global Market under the symbol “IBEX” on August 7, 2020.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-1 (File No. 333-239821), as amended, originally filed with the SEC on July 10, 2020 and declared effective by the SEC on August 6, 2020, under the headings “Description of Share Capital” is incorporated herein by reference.

C.	Material Contracts

On August 6, 2020, we, along with TGRI, entered into an underwriting agreement with Citigroup Global Markets Inc. and RBC Capital Markets, LLC as representatives of the several underwriters named therein, with respect to the primary and secondary offering of our common shares sold in our initial public offering.  We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

“Item 4. Information on the Company—History and development of the company,” “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Arrangements,” “Item 6. Directors, Senior Management and Employees—Compensation,” and “Item 7B. Related-Party Transactions” are incorporated herein by reference.

D.	Exchange Controls

We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The BMA has pursuant to its statement of June 1, 2005 given its general permission under the Bermuda Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares are listed on the Nasdaq Global Market, or any other appointed stock exchange. This general permission would cease to apply if our common shares were to cease to be so listed and in such event specific permission would be required from the BMA for all issues and transfers of our common shares subject to certain exceptions set out in the BMA statement of June 1, 2005.

Accordingly, in giving such consent or permissions, neither the BMA nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this annual report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the BMA.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

E.	Taxation

MATERIAL U.S. AND BERMUDA INCOME TAX CONSEQUENCES

The following discussion is a description of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect and available as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a discussion of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of the Companies

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received from the Minister of Finance of Bermuda under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiaries incorporated in Bermuda pay annual government fees to the Bermuda government.

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.

U.S. Federal Income Tax Consequences

The following discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section describes the material U.S. federal income tax consequences to U.S. holders, as defined below, of common shares. This discussion addresses only the U.S. federal income tax considerations for U.S. holders that acquire the common shares at their original issuance and hold the common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

•	certain financial institutions;
•	insurance companies;
•	dealers or traders in securities, currencies, or notional principal contracts;
•	tax-exempt entities;
•	regulated investment companies or real estate investment trusts;
•	persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
•	an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;
•	certain holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;
•	persons who acquired the common shares as compensation for the performance of services;
•	persons holding the common shares in connection with a trade or business conducted outside of the U.S.;
•
a U.S. holder who holds the common shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding withholding with respect to certain payments under Sections 1471 through 1474 of the Code;

•	holders that own (or are deemed to own) 10% or more of our shares by vote or value; and
•	holders that have a “functional currency” other than the U.S. dollar.

Further, this discussion does not address alternative minimum, gift or estate tax consequences or the indirect effects on the holders of equity interests in entities that own our common shares. In addition, this discussion does not consider the U.S. tax consequences to holders of common shares that are not “U.S. holders” (as defined below).

For the purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is either a citizen or resident of the U.S.;
•
a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state of the U.S. or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person within the meaning of the Code.

If a partnership holds common shares, the tax treatment of a partner and such partnership will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service, (“IRS”), with regard to the U.S. federal income tax treatment of an investment in our common shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

Distributions

Subject to the discussion under “Passive foreign investment company considerations” below, the gross amount of any distribution actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of such U.S. holder’s pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of such pro rata share of our earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of the sum of such pro rata share of our earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. A corporate U.S. holder will not be eligible for any dividends-received deduction in respect of a dividend received with respect to our common shares.

While we do not currently plan to pay any dividends, the currency of any dividends that we may pay is subject to future determination. If we pay any such dividends in a currency other than U.S. dollars (a “foreign currency”), the amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder actually or constructively receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are actually or constructively received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Under the Code and subject to the discussion below regarding the “Medicare Tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company, (“PFIC”), for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information provision or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the U.S. Our common shares will be listed on the Nasdaq Global Market, which has been determined to be an established securities market in the U.S. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.

Dividends received by a U.S. holder with respect to common shares generally will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. For this purpose, dividends distributed by us generally will constitute “passive category income” (but, in the case of some U.S. holders, may constitute “general category income”).

Sale or Other Disposition of Common Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. Subject to the discussion under “Passive foreign investment company considerations” below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the U.S. Such capital gain or loss will be treated as long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for a preferential tax rate; the deductibility of capital losses is subject to limitations.

Medicare Tax

An additional 3.8% tax (“Medicare Tax”), is imposed on all or a portion of the “net investment income” (which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately) and (ii) certain trusts or estates.

Passive Foreign Investment Company Considerations

A corporation organized outside the U.S. generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in any taxable year in the foreseeable future. However, our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate after our initial public offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below), gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125% of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund,” or QEF, election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

Alternatively, a U.S. holder making a valid and timely QEF election generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing holder would be subject to U.S. federal income tax on the electing holder’s pro rata share of our net capital gain and ordinary earnings for that year, regardless of whether such amounts were actually distributed to the electing holder. Although we currently intend to make available the information necessary to permit a U.S. holder to make a valid QEF election for any taxable year that we determine we are treated as a PFIC, there can be no assurance that we will continue to do so in future years.

If we are considered a PFIC for the current taxable year or any future taxable year, a U.S. holder may be required to file annual information returns for such year, whether or not the U.S. holder disposed of any common shares or received any distributions in respect of common shares during such year.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on common shares and on the proceeds from the sale, exchange or disposition of common shares that are paid within the U.S. or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (currently at a 24% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act, (“FATCA”), and Related Provisions

Under certain circumstances, the company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance, notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign passthru payments” made on or after the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment”, if such payments are not exempt from such withholding. The company believes, and this discussion assumes, that the company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign passthru payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Specified Foreign Financial Assets

Certain individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares, including the application of the rules to their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statements by experts

Not applicable.

H.	Documents on display

The SEC maintains a website at www.sec.report that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, (“EDGAR”), system All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about IBEX through our corporate website https://www.ibex.co. The information contained in both websites is not incorporated by reference into this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information relating to “Quantitative and qualitative disclosure about market risk” has been described in detail under the heading “Item 18. Financial Statements – Note 22.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

In August 2020, we sold 3,571,429 common shares, each with a par value of $0.000111650536, in our initial public offering and TRGI, our largest shareholder, sold 1,190,476 common shares at a public offering price of $19.00 per share as part of the same offering. The net offering proceeds to us, before expenses, and after deducting underwriting discounts and commissions were approximately $63.1 million. The offering commenced on August 7, 2020 and did not terminate before all of the securities registered in the registration statement were sold (other than the common shares subject to the underwriters’ 30-day option to purchase additional shares). The effective date of the registration statement, File No. 333-239821, for our initial public offering of common shares was August 6, 2020, which was after the ending date of the reporting period covered by this annual report on Form 20-F. Citigroup and RBC Capital Markets acted as joint book-running managers of the offering and as representatives of the several underwriters named in the underwriting agreement.

$1.6 million of the net proceeds from our initial public offering has been used to pay deal related expenses. The balance is held in cash and cash equivalents and is intended to be used to build out additional facilities as well as expand existing facilities, invest in upgraded support systems that improve our internal employee management and real time financial reporting, and/or to repay high interest debt. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, or persons owning ten percent or more of our common shares, or to any of our related parties.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as this term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Our Chief Executive Officer and Chief Financial Officer recognize that these controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of these controls will be met.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2020. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2020, due to a material weakness in our internal control over financial reporting related to the execution and review of complex accounting matters. Notwithstanding the material weakness in internal control over financial reporting described below, our management concluded that our consolidated financial statements in this annual report present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS as issued by the IASB.

Internal Controls Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

In connection with our fiscal year ended June 30, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as defined in Rule 12b-2 under the Exchange Act. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses related to various control deficiencies related to (i) information technology general controls and (ii) revenue recognition at one of our subsidiaries. The material weakness that related to revenue recognition at one of our subsidiaries resulted from duplicating revenue recognition from one of our clients and caused us to overstate our revenues and receivables by approximately $0.8 million during the fiscal year ended June 30, 2018. As of June 30, 2019, we and our independent registered public accounting firm determined that these material weaknesses were remediated.

During the fiscal year ended June 30, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting related to our estimate of renewable revenue and related provision for Etelequote Limited. Specifically, corporate financial management review controls failed in estimating Etelequote Limited renewable receivable revenue, which is complex and requires a high level of judgment under IFRS 15. As a result of our management review controls failure, we recorded adjustments of $1.9 million (before tax), increasing our estimated renewable receivable revenue in the statement of comprehensive income and loss and renewable receivable in the statement of financial position as of June 30, 2019. During the preparation of our interim condensed consolidated financial statements as of March 31, 2019 and for the nine month periods ended March 31, 2020 and 2019, we and our independent registered public accounting firm again identified material weaknesses in our internal control over financial reporting related to our estimate of renewable revenue and related provision, and related tax effects, for Etelequote Limited for the nine month period ended March 31, 2019. Specifically, corporate financial management review controls failed in estimating Etelequote Limited renewable receivable revenue, which is complex and requires a high level of judgment under IFRS 15. As a result of our management review controls failure, we recorded adjustments of $7.0 million (before tax), increasing our estimated renewable receivable revenue in the statement of profit or loss and other comprehensive income (included in Net income for the period, discontinued operations, net of tax) for the nine month period ended March 31, 2019 and renewable receivable in the statement of financial position as of March 31, 2019. As of June 30, 2020, we and our independent registered public accounting firm determined that this material weakness was remediated, due to the disposal of Etelequote Limited at the end of June 2019.

During the audit for the fiscal year ended June 30, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to the execution and review of complex accounting matters.  Due to a failure in procedures with respect to the execution, review, supervision and monitoring of complex accounting matters, a number of adjustments were identified and made to the consolidated financial statements during the course of our audit.  Management believes that progress continues to be made towards the implementation of an effective internal control environment, as we continue to design and implement common policies, IT general controls, procedures and controls for financial reporting. We have many individual policies, procedures and controls already in place and appropriate financial systems have been, and are being, implemented to establish an effective internal control environment.

As an emerging growth company, we have taken, and are taking, actions to remediate the material weakness in our internal control over financial reporting. Key elements of the remediation effort made and being made, include, but are not limited to, the following initiatives:

•	Continuing to develop and implement an overall, formalized internal control framework,
•	Hiring additional personnel with expertise in technical accounting and SEC reporting, and
•	Developing and implementing a training plan for personnel involved with or having an impact on the financial reporting function.

Our management is committed to achieving and thereafter maintaining a strong internal control environment, and as such, will continue to evaluate and improve our disclosure controls and procedures and internal controls over financial reporting, taking additional measures as necessary to remediate the material weakness noted above.

See “Risk Factors—Risks Related to our Business—If we are unable to implement and maintain effective internal control over financial reporting, our results of operations and the price of our common shares could be adversely affected.”

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. John Leone is an audit committee financial expert as defined in Item 16A of Form 20-F and as determined by our board of directors. Mr. Leone is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Global Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that is applicable to all of the directors, executives, employees and independent contractors of IBEX and our subsidiaries. A copy of the Code of Business Conduct and Ethics is available on our website at www.ibex.co. The Nominating and Corporate Governance Committee of the board of directors is responsible for overseeing the Code of Business Conduct and Ethics and must approve any amendments or modifications thereof.  The board of directors (in the case of a violation by a director or executive officer) or the Legal Department (in case of a violation by any other person) may in its discretion, waive a violation of the Code of Business Conduct and Ethics. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO has served as our independent registered public accounting firm for fiscal years 2020 and 2019. Our accountant’s fees for professional services in fiscal years 2020 and 2019 are as follows:

	Year ended June 30
	2020	2019
Audit Fees	$1,399,743	$552,813
Audit-related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total fees and services	$1,399,743	$552,813

“Audit Fees” are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents.

“Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts for products and services provided by the principal accountant.

There were no “Audit-related Fees,” “Tax Fees,” or “Other Fees” during the fiscal years 2020 or 2019.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the Nasdaq Global Market for U.S. domestic issuers. While we intend to follow most Nasdaq Global Market corporate governance listing standards, we follow Bermuda corporate governance practices in lieu of Nasdaq Global Market corporate governance listing standards as follows:

•	Exemption from the requirement to have a compensation committee comprised solely of independent members of the board of directors;
•
Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Bermuda law. In accordance with generally accepted business practice, our amended and restated articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders;

•
Exemption from the Nasdaq Global Market corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq Global Market corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards. Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 29, 2020).
1.2*	Amended and Restated Bye-laws.
2.1
Amended and Restated Certificate of Designation, Preferences and Rights of Convertible Preference Shares (Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

2.2
Certificate of Designation, Preferences and Rights of Series A Convertible Preference Shares (Incorporated by reference to Exhibit 3.5 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

2.3
Certificate of Designation, Preferences and Rights of Series B Convertible Preference Shares (Incorporated by reference to Exhibit 3.6 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

2.4
Certificate of Designation, Preferences and Rights of Series C Convertible Preference Shares (Incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

2.5
Registration Rights Agreement, dated as of September 15, 2017, by and between IBEX Limited and The Resource Group International Limited (Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

2.6
Stockholders’ Agreement, dated as of September 15, 2017, by and between IBEX Limited and The Resource Group International, Limited (Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.1+
Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.2
First Amendment, dated May 21, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.3
Second Amendment, dated October 2, 2014, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.4
Third Amendment, dated February 23, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.5
Fourth Amendment, dated June 19, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.6+
Fifth Amendment, dated June 26, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.7
Sixth Amendment, dated June 30, 2015, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.8
Seventh Amendment, dated November 7, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.9
Eighth Amendment, dated November 18, 2016, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.10
Ninth Amendment, dated January 22, 2018, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.11
Tenth Amendment, dated December 1, 2018, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.12
Eleventh Amendment, dated April 26, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.13
Twelfth Amendment, dated May 31, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.14*	Thirteenth Amendment, dated April 15, 2020, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A.
4.15+
Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce (Incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.16+
First Amendment, dated March 31, 2016, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce (Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.17+
Second Amendment, dated June 2, 2017, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC (Incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.18+
Third Amendment, dated November 27, 2017, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC (Incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.19+
Fourth Amendment, dated August 6, 2018, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, and Heritage Bank of Commerce and 7 Degrees LLC (Incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.20
Fifth Amendment, dated January 31, 2019, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., DGS EDU, LLC, 7 Degrees LLC and Heritage Bank of Commerce (Incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.21+
Sixth Amendment, dated March 18, 2019, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., 7 Degrees LLC and Heritage Bank of Commerce (Incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.22#	Seventh Amendment, dated July 1, 2020, to Loan and Security Agreement, dated March 31, 2015, by and among Digital Globe Services, Inc., TelsatOnline Inc., 7 Degrees LLC and Heritage Bank of Commerce
4.23+
Letter Agreement (Interest Rate Swap), dated June 7, 2019, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.24
Letter Agreement (Interest Rate Swap), dated June 7, 2019, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.25
Supplemental Debenture, dated November 11, 2018, issued to First Global Bank Limited (Incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.26
Second Supplemental Debenture, dated January 24, 2019, issued to First Global Bank Limited (Incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.27
Third Supplemental Debenture, dated March 27, 2020, issued to First Global Bank Limited (Incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.28
Share Transfer and Exchange Agreement, dated June 28, 2017, by and among The Resource Group International Limited, Etelequote Plc., Anthony Solazzo and Forward March Limited (Incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.29+
Share Transfer and Exchange, dated June 28, 2017, by and among Forward March Limited, DGS Limited and Jeffrey Cox (Incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.30+
Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd. (Incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.31
First Amendment, dated November 1, 2017, to the Profit Share Agreement, dated June 30, 2016, by and between Jeffrey Cox and DGS Ltd. (Incorporated by reference to Exhibit 10.31 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.32
Profit Share Agreement, dated June 30, 2019, by and between Jeffrey Cox and DGS Ltd. (Incorporated by reference to Exhibit 10.32 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.33+
Share Sale and Purchase Agreement, dated June 26, 2019, by and between IBEX Holdings Limited and The Resource Group International Limited (Incorporated by reference to Exhibit 10.33 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.34	IBEX Holdings Limited Amended 2017 Stock Plan (Incorporated by reference to Exhibit 10.34 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.35	IBEX Holdings Limited 2018 Restricted Share Plan (Incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.36	Form of Restricted Share Agreement (A) (Incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.37	Form of Restricted Share Agreement (B) (Incorporated by reference to Exhibit 10.37 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.38
IBEX Holdings Limited UK Sub-Plan of the 2018 Restricted Share Plan (Incorporated by reference to Exhibit 10.38 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.39
2020 Long Term Incentive Plan, dated as of May 20, 2020 (Incorporated by reference to Exhibit 10.39 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.40+
Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 28, 2018) (Incorporated by reference to Exhibit 10.40 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 29, 2020).

4.41
First Amendment to Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 17, 2019) (Incorporated by reference to Exhibit 10.41 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.42	Form of director agreement (Incorporated by reference to Exhibit 10.42 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.43	Form of executive employment agreement (Incorporated by reference to Exhibit 10.43 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.44	Form of director indemnification agreement (Incorporated by reference to Exhibit 10.44 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.45*
Underwriting Agreement, dated as of August 6, 2020, by and among IBEX Limited and Citigroup Global Markets Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters named therein.

8.1*	Subsidiaries of the Registrant.
11.1*	Code of Business Conduct and Ethics
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
#
Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

+	Confidential treatment requested at the time of filing or portions of the exhibit have been omitted, as applicable.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IBEX LIMITED

By:	/s/ Robert Dechant
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: October 22, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IBEX LIMITED

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ibex Limited

Hamilton, Bermuda

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ibex Limited (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor since 2017.

Reading, United Kingdom

October 22, 2020

IBEX Limited
Consolidated Statements of Financial Position

	Notes	As of June 30, 2020	As of June 30, 2019
		(US$’000)
Assets
Non-current assets
Goodwill	4	11,832	11,832
Other intangible assets	5	2,781	2,928
Property and equipment	6	84,588	82,309
Investment in joint venture	7	331	227
Deferred tax asset	18	2,223	2,517
Warrant asset	28	2,611	3,316
Other assets	8	4,834	3,398
Total non-current assets		109,200	106,527

Current assets
Trade and other receivables	9	62,579	71,134
Due from related parties	23	1,587	1,768
Cash and cash equivalents	10	21,870	8,873
Total current assets		86,036	81,775
Total assets		195,236	188,302

Equity and liabilities
Equity attributable to owners of the parent
Share capital	12	12	12
Additional paid-in capital	12	96,207	96,207
Other reserves		29,456	29,585
Accumulated deficit		(109,527)	(117,176)
Total equity		16,148	8,628

Non-current liabilities
Deferred revenue	11	434	753
Lease liabilities	6.2	62,044	58,602
Borrowings	13	3,782	7,184
Deferred tax liability	18	117	147
Other non-current liabilities	14	7,058	1,607
Total non-current liabilities		73,435	68,293

Current liabilities
Trade and other payables	15	53,213	46,890
Income tax payables		3,087	1,467
Lease liabilities	6.2	12,668	10,632
Borrowings	13	27,476	41,835
Deferred revenue	11	3,470	4,388
Due to related parties	23	5,739	6,169
Total current liabilities		105,653	111,381
Total liabilities		179,088	179,674
Total equity and liabilities		195,236	188,302

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
For the years ended

	Notes	June 30, 2020	June 30, 2019	June 30, 2018
		(US$’000)
Revenue	25	405,135	368,380	342,200

Payroll and related costs	26	276,255	254,592	252,925
Share-based payments	19	359	4,087	8,386
Reseller commission and lead expenses		17,328	27,877	28,059
Depreciation and amortization		24,472	20,895	12,182
Other operating costs	27	67,208	54,124	58,425
Income / (loss) from operations		19,513	6,805	(17,777)

Finance expenses	17	(9,428)	(7,709)	(3,093)
Income / (loss) before taxation, continuing operations		10,085	(904)	(20,870)

Income tax (expense) / benefit	18	(2,315)	(3,615)	108
Net income / (loss) for the year, continuing operations		7,770	(4,519)	(20,762)
Net income on discontinued operation, net of tax	30.2	-	15,484	4,881
Net income / (loss) for the year		7,770	10,965	(15,881)

Other comprehensive income / (loss)
Item that will not be subsequently reclassified to profit or loss
Actuarial (loss) / gain on retirement benefits	14.1	(184)	109	693
Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		(248)	(316)	182
Cash flow hedge - changes in fair value	15.3	(518)	-	-
		(950)	(207)	875
Total comprehensive income / (loss) for the year		6,820	10,758	(15,006)

		(US$)
Loss per share from continuing operations attributable to the ordinary equity holders of the parent
Basic loss per share	20	-	-	-

Diluted loss per share	20	-	(0.36)	(1.85)

Loss per share attributable to the ordinary equity holders of the parent
Basic loss per share	20	-	-	-

Diluted loss per share	20	-	-	(1.42)

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Changes in Equity
For the years ended

	Attributable to shareholders of the Holding Company
	Issued, Subscribed and Paid in Capital			Other Reserves
	Share Capital	Senior Preferred Shares	Additional Paid in Capital	Re- organization Reserve	Share Option Plans	Foreign Currency Translation Reserve	Others	Accumulated Deficit	Total Equity Attributable to the Holding Company
	(US$’000)
Balance, July 1, 2017	12	20,000	96,207	15,849	7,132	(710)	282	(110,034)	28,738

Comprehensive income for the year
Loss for the year ended June 30, 2018	-	-	-	-	-	-	-	(15,881)	(15,881)
Other Comprehensive Income	-	-	-	-	-	182	693	-	875
Total Comprehensive income / (loss) for the year	-	-	-	-	-	182	693	(15,881)	(15,006)
Transactions with Owners
Dividend distribution	-	-	-	-	-	-	-	(146)	(146)
Share-based transactions	-	-	-	-	8,936	-	-	-	8,936
Sale of subsidiary	-	-	-	5,431	-	-	-	-	5,431
	-	-	-	5,431	8,936	-	-	(146)	14,221
Balance, June 30, 2018 (as previously stated)	12	20,000	96,207	21,280	16,068	(528)	975	(126,061)	27,953
Adjustment on initial adoption of IFRS 15- Revenue from Contracts with Customers	-	-	-	-	-	-	-	(2,080)	(2,080)
Balance, July 1, 2018 (as restated)	12	20,000	96,207	21,280	16,068	(528)	975	(128,141)	25,873
Comprehensive income for the year
Profit for the year ended June 30, 2019	-	-	-	-	-	-	-	10,965	10,965
Other Comprehensive Income	-	-	-	-	-	(316)	109	-	(207)
Total Comprehensive income / (loss) for the year	-	-	-	-	-	(316)	109	10,965	10,758
Transactions with Owners
Redemption of senior preferred shares (Note 12.3)	-	(5,972)	-	-	-	-	-	-	(5,972)
Sale of subsidiary
Net assets of sale of subsidiary (Note 30.2)	-	(14,028)	-	(11,536)	(2,030)	-	-	-	(27,594)
Share-based transactions (Note 19)	-	-	-	-	5,563	-	-	-	5,563
Balance, June 30, 2019	12	-	96,207	9,744	19,601	(844)	1,084	(117,176)	8,628
Comprehensive income for the year
Profit for the year ended June 30, 2020	-	-	-	-	-	-	-	7,770	7,770
Other Comprehensive Income	-	-	-	-	-	(248)	(702)	-	(950)
Total Comprehensive income / (loss) for the year	-	-	-	-	-	(248)	(702)	7,770	6,820
Transactions with Owners
Repurchase of Share-based transaction (Note 30.2)	-	-	-	83	(96)	-	-	-	(13)
Dividend distribution (Note 21)	-	-	-	-	-	-	-	(121)	(121)
Share-based transactions (Note 19)	-	-	-	-	834	-	-	-	834
Balance, June 30, 2020	12	-	96,207	9,827	20,339	(1,092)	382	(109,527)	16,148

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited
Consolidated Statements of Cash Flows
For the years ended

	Notes	June 30, 2020	June 30, 2019	June 30, 2018
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (loss) before taxation	29	10,085	19,410	(15,935)
Adjustments for:
Depreciation and amortization		24,472	21,805	12,419
Amortization of warrant asset		705	643	-
Foreign currency translation (gain) / loss		(195)	78	521
Share warrants	28	3,138	(364)	(3,326)
Phantom expense	19.2	(31)	(300)	757
Share-based payments	19	390	5,262	8,936
Allowance of expected credit losses	9	224	343	1,048
Share of profit from investment in joint venture	7	(534)	(351)	(280)
(Gain) / loss on disposal of fixed assets		(10)	(140)	43
Provision for defined benefit scheme	14.1	121	129	310
Impairment on intangibles	5	777	163	-
Finance costs		9,429	13,383	5,335
Decrease / (Increase) in trade and other receivables		9,042	(18,019)	758
Increase in renewal receivables		-	(35,022)	(17,022)
(Increase) / decrease in prepayments and other assets		(1,435)	(173)	1,599
Increase in trade and other payables and other liabilities		7,107	8,997	4,406
Cash inflow / (outflow) operations		63,285	15,844	(431)
Interest paid		(9,429)	(13,054)	(4,451)
Income taxes paid		(2,137)	(588)	(865)
Net cash inflow / (outflow) from operating activities		51,719	2,202	(5,747)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	6	(4,283)	(5,612)	(5,194)
Purchase of other intangible assets	5	(982)	(622)	(571)
Return on investment from joint venture	7	-	96	82
Proceed from sale of assets	30.1	-	188	144
Cash adjustment from sale of subsidiary to parent company	30.2	-	(3,554)	-
Capital repayment from joint venture	7	430	420	100
Net cash outflow from investing activities		(4,835)	(9,084)	(5,439)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		127,567	168,674	222,750
Repayments of line of credit		(142,118)	(162,851)	(216,254)
Proceeds from borrowings		1,000	36,617	1,360
Repayment of borrowings		(8,033)	(6,081)	(6,230)
Repayment of related party loans	23.7	-	(1,200)	(1,000)
Principal payments on lease obligations		(12,162)	(10,535)	(3,163)
(Repayment) / proceeds from private placement notes	13.5	-	(14,500)	5,870
Dividend distribution	21	(121)	(1,600)	(146)
Payment of senior preferred shares	12.3	-	(5,972)	-
Net cash (outflow) / inflow from financing activities		(33,867)	2,552	3,187
Effects of exchange rate difference on cash and cash equivalents		(20)	(316)	197
Net increase / (decrease) in cash and cash equivalents		12,997	(4,646)	(7,802)
Cash and cash equivalents at beginning of the year		8,873	13,519	21,321
Cash and cash equivalents at end of the year		21,870	8,873	13,519

Non-cash items
New leases		24,295	89,771	1,857
Issuance of warrants	28	(833)	(150)	(4,291)
Actuarial gain on defined benefit scheme	14.1	184	(109)	(693)
Sale of subsidiary	30.2	-	27,594	-

The accompanying notes are an integral part of these consolidated financial statements

IBEX Limited
Notes to the Consolidated Financial Statements
For the years ended June 30, 2020, 2019 and 2018

1.	THE GROUP AND ITS OPERATIONS

IBEX Holdings Limited “the Holding Company”, was incorporated on February 28, 2017 and changed its name to IBEX Limited on September 11, 2019. IBEX Limited is hereinafter also referred to as “the Holding Company”. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also the principal place of business of the Holding Company. “The Group” or the “Company” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by and majority owned by The Resource Group International Limited (“TRGI”) (the “Controlling Shareholder”), of which TRG Pakistan Limited holds a majority interest in TRGI. These consolidated financial statements of the Holding Company as of June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018 (hereafter the financial year) comprise the financial statements of IBEX Limited and its subsidiaries.

The Group is a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through the Group’s integrated CLX platform, a comprehensive portfolio of solutions is offered to optimize customer acquisition, engagement, expansion and experience for clients. The Group leverages sophisticated technology and proprietary analytics, in combination with its global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance clients’ brands. The Group manages approximately 60 million interactions each year with consumers on behalf of clients through an omni-channel approach, using voice, web, chat and email.

On June 26, 2019, the Holding Company transferred the shares of Etelequote Limited (ETQ) to the parent company TRGI. The disposal of ETQ is described in Note 30.2.

The financial position of the Group, its cash, liquidity position and borrowing facilities are described in Note 10, Note 22.3 and Note 13 respectively to the consolidated financial statements. In addition, Notes 22 and 24 to the consolidated financial statements include the Group’s objectives, policies and processes for managing its capital; financial risk management objectives; details of financial instruments; exposures to credit risk, market risks and liquidity risks.

Going Concern

As of June 30, 2020, the Group has a net income of $7.8 million, net cash generated from operating activities of $51.7 million and an accumulated deficit of $109.5 million, as compared to June 2019 in which the Company had a net income of $11.0 million, net cash generated in operating activities of $2.2 million and an accumulated deficit of $117.2 million. Current liabilities exceed current assets by $19.6 million as of June 30, 2020 of which $27.5 million is associated with borrowings, including line of credit which was drawn to $21.5 million at June 30, 2020 (See Note 13.2). The Group has cash and cash equivalents of $21.9 million as of June 30, 2020. As disclosed in Note 31, Subsequent Events, the Company raised net proceeds of $63.1 million in August 2020 from the initial public offering of its common stock on the Nasdaq Global Market.  The Company intends to use the net proceeds received from the offering primarily for building out additional facilities as well as expand existing facilities, investing in upgraded support systems that improve our internal employee management and real time financial reporting, and/or to repay high interest debt.

The accompanying consolidated financial statements have therefore been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic (the “Pandemic”). The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted the Company’s business and results of operations. The Company has experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where it operates. The Company’s containment measures have impacted its day-to-day operations and disrupted its business.

The adverse impact of the Pandemic was primarily operational in nature related to the complexities of ensuring staffing in those of our sites where the local authorities had imposed lockdowns. Client demand for our services remained robust despite the Pandemic, and our revenues during the fourth quarter of the fiscal year ended June 30, 2020 were $100.9 million which represents an increase of approximately 14.8% over our revenues for the same period in fiscal year 2019. The high level of client demand reflects the nature of our client base, where the Pandemic increased demand for customer support, and as a result, our client pricing remained stable, and in some cases, we were able to win client bonuses related to operational execution.

The Company incurred one-time expenses of $6.1 million (net of client reimbursements) primarily in the form of hotel accommodation expenses for the fiscal year ended June 30, 2020. However, the Company believes that its liquidity and operating cash flow will be sufficient to absorb additional costs for a period of at least 12 months from date of approval of the consolidated financial statements. Refer to Note 24 and Note 31 for capital risk management and initial public offering (“IPO”), respectively.

The Group believes that the Pandemic presents both medium term risks and opportunities for our business. In terms of risks, any weakening of the economy could have an overall impact on the level of consumer demand for goods and services, with knock-on effect on the demand from consumer-facing businesses for customer support. On the other hand, our client base has a heavy preponderance of companies that either provide online services or are enablers of the online economy, and a prolongation of consumer online activity due to the Pandemic is likely to result in continued demand for services from our clients.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Group has adequate resources to continue its operational existence for a period of at least twelve months from the date of approval of these consolidated financial statements. Thus, they continue to adopt the going concern basis of accounting in preparation of these consolidated financial statements.

The Group is comprised of the Holding Company and the following direct subsidiaries with the location (country of incorporation and principal place of business), nature of business and ownership percentage:

			Ownership %
Description	Location	Nature of Business	2020	2019
Subsidiaries
IBEX Global Limited	Bermuda	Holding Company	100%	100%
DGS Limited	Bermuda	Holding Company	100%	100%
iSky Inc.	Bermuda	Holding Company	100%	100%
iSky Canada Technologies Inc.	Canada	Market Research	100%	100%

Please refer to Note 30 for the indirect subsidiaries of the Holding Company.

2.	BASIS OF PREPARATION

2.1.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all of the years presented, except with respect to the adoption of accounting standards described below:

The Group has adopted IFRS 15 as of July 1, 2018 and early adopted IFRS 16 Leases as of July 1, 2018.

The Group has adopted IFRIC 23 effective from July 1, 2019 and reassessed its judgements and estimates related to income tax treatments in various jurisdictions. There are no material uncertain tax treatments that would require adjustment to the income tax expense.

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Group’s consolidated financial statements, taken as a whole, are concerned. All amounts are presented in thousands of dollars, unless otherwise indicated, rounded to the nearest $1,000.

2.2.	Basis of accounting and presentation

Through the Reorganization Transaction, which took place in April 2017, the Holding Company acquired from TRGI 100% ownership of IBEX Global Limited, Etelequote Limited, DGS Limited, iSky Inc. and various subsidiaries (listed above and in Note 30, - referred to as “the Continuing Business Entities”) and issued its shares to TRGI in exchange. Prior to the Reorganization Transaction TRGI controlled each of the Continuing Business Entities by virtue of its controlling interests in the predecessors to IBEX Global Limited, Etelequote Limited, DGS Limited and iSky Inc., all of which now have become part of the Group, which is controlled by TRGI.

As common control transactions are outside the scope of IFRS 3 ‘Business Combinations’ the management has, as required by International Accounting Standard (IAS) 8 ‘Accounting Policies, Change in Accounting Estimates and Errors’, used its judgement in applying an accounting policy which reflects the economic substance of the transaction to account for the Continuing Business Entities.

The Group’s management considers the pooling of interest method of accounting to be appropriate to account for the combination of various subsidiaries controlled by TRGI with the Holding Company. As a result, the Holding Company and its subsidiaries are presented as if they have legally been a group of companies since TRGI controlled each entity.

2.3.	Basis of measurement

The consolidated financial statements have been prepared on the basis of historical cost convention, except as otherwise disclosed, and assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

2.4.	Functional and presentation currency

As noted in Note 25.1, the Group generates more than 97% of its revenue in the United States of America, which is denominated in United States Dollars (US$ or USD). However, the Group conducts transactions in multiple currencies to carry out its business in various other jurisdictions as needed. The consolidated financial statements are presented in US$, which is the Holding Company’s functional and presentation currency. Amounts are rounded to the nearest thousands of US$, unless otherwise stated.

Transactions denominated in foreign currencies are translated into $USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in the financial result.

2.5.	Critical accounting estimates and judgements

These consolidated financial statements are prepared in conformity with IFRS as issued by the IASB, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Accounting estimates require the use of significant management assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary.

In the process of applying the Group’s accounting policies, management has made the following estimates and judgments which are significant to the consolidated financial statements:

Accounting estimates

•	Impairment of intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgement is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4.

Indefinite Lived Intangibles (patent and trademarks): The indefinite lived intangibles are tested for impairment by comparing their carrying amount to the estimates of their fair value based on estimates of discounted cash flow method. In those instances where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. For more information see Note 5.

•	Impairment of financial assets

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts. For more information see Note 22.

•	Depreciation and amortization

Estimation of useful lives of property and equipment and intangible assets: The Group estimates the useful lives of property and equipment and intangible assets based on the period over which the assets are expected to be available for use. The estimated useful lives of property and equipment and intangible assets are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. For more information see Note 5 and 6.

•	Market value of common shares / fair market value of warrants

As the Company is not listed on a public market place as of June 30, 2020, the calculation of the market value of its common shares is subject to a greater degree of estimation in determining the basis for any share awards that the Company may issue.

For purposes of determining the historical share-based compensation expense, the Company used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date. The determination of the grant date fair value of the RSAs using a pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:

•
Fair value of the Company’s common shares. As the Company’s common shares are not publicly traded as of June 30, 2020, the Company must estimate the fair value of the common shares, as discussed in “Valuations of Common Shares” below.

•
Volatility. Since there is no trading history for the Company’s common shares as of June 30, 2020, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of the Company’s RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Expected life of the RSAs. The Company calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Valuations of Common Shares

Given the absence of an active market for the Company’s common shares as of June 30, 2020, the Company was required to estimate the fair value of its common shares at the time of each grant. The Company considered objective and subjective factors in determining the estimated fair value of its common shares on each RSA grant date. Factors considered by the Company included the following:

•	third-party valuations of the Company’s common shares;

•	the lack of marketability of Company’s common shares;

•	the Company’s historical and projected operating and financial performance;

•	the Company’s introduction of new services;

•	the Company’s stage of development;

•	the global economic outlook and its expected impact on the business;

•	the market performance of comparable companies; and

•	the likelihood of achieving a liquidity event for the common shares underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions.

The Company determined valuations of its common shares for purposes of granting awards through a two-step valuation process described below. The Company first estimated the value of its equity. The Company utilized the income and market approaches to estimate its equity value. Then, the Company’s equity value was allocated across the Company’s various equity securities to arrive at a value for the common shares. The income approach, which relies on a discounted cash flow (“DCF”) analysis, measures the value of a company as the present value of its future economic benefits by applying an appropriate risk-adjusted discount rate to expected cash flows, based on forecasts of revenue and costs.

The Company used two forms of the market approach to determine a fair market value for its equity: (i) the guideline public company method (the “GPCM”), and (ii) the merger and acquisition method (the “MAM”).

The GPCM involves the review of pricing and performance information for public companies deemed generally similar to a subject company and subject to similar industry dynamics. The MAM consists of a review of transactions involving similar companies over the last five years. The valuation conclusion was based on the income approach (using DCF analysis), GPCM, and MAM. The Company assigned more weight to the DCF as it better reflected the Company’s operations and placed less weight to the GPCM and MAM. More specifically, less weight was assigned to the MAM as compared to the GPCM given the limited number of transactions involving comparable companies, which made the MAM less meaningful relative to the GPCM.

For each valuation report, the Company first prepared a financial forecast to be used in the computation of the enterprise value using the income approach. The financial forecasts took into account our past experience and future expectations. Second, the risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates. Third, the Company allocated the resulting equity value among the securities that comprise our capital structure. The aggregate value of the common shares was then divided by the number of common shares outstanding to arrive at the per share value.

Since the fair value of the Company’s common shares has been determined partially by using the DCF analysis, the valuations have been heavily dependent on the Company estimates of revenue, costs and related cash flows. These estimates are highly subjective and may change frequently based on both new operating data as well as various macroeconomic conditions that impact the Company’s business. Each of the valuations was prepared using data that was consistent with the Company’s then-current operating plans that the Company was using to manage its business.

In addition, the DCF calculations are sensitive to highly subjective assumptions that the Company was required to make relating to its financial forecasts and the selection of an appropriate discount rate, which was based on the Company’s estimated cost of equity.

The Company’s discount rate was determined based on the stage of development at each valuation date and was quantified based on a risk-free discount rate for government debt, capital markets risk, the Company’s sector and size.

The Company granted 2,373,374 restricted share awards at a fair value of $0.61 per restricted common share in December 2018. The fair value of the restricted common shares was based on a Monte Carlo simulation, which can be considered a form of the probability weighted expected return method (“PWERM”), using an equity value as determined via the income approach (present value of discounted cash flows) and the market approaches (guideline public company method and mergers and acquisition method).

On December 22, 2018, the preference shares were entitled to an aggregate of $149.2 million in participating and non-participating preference. This amount was significantly higher than the fair value of the Company as determined by the Board of Directors as of November 30, 2018 on the basis of the independent valuation referred to in the previous paragraph. Because the common shares are not entitled to any distribution until the applicable preferences are satisfied, the fair value of the common shares was significantly lower than the fair value of the preference shares on November 30, 2018.

Additionally, the Company will also require the calculation of the fair market value of the warrants associated with the Amazon transaction. For factors used in determining the fair value of the warrants refer to Note 28.

•	Legal provisions:

The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in its consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment. Refer to Note 16.

Judgements

•	Leases:

In some cases, judgement may be required in determining whether a contract contains a lease. This assessment involves the exercise of judgement about whether it depends on specific lease, whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of that asset. In addition, determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated).

The lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, the Group uses an incremental borrowing rate specific to the country, term and currency of the contract.

•	Staff retirement plans:

The net defined benefit pension scheme assets or liabilities are recognized in the Group’s consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1.

•	Share-based payments:

The share-based payments expense is recognized in the Group’s consolidated statement of profit or loss and comprehensive income. The key assumptions made in relation to the share-based payments are set out in Note 19.

•	Provision for taxation:

The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company’s belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

The key assumptions made in relation to tax provisioning are set out in Note 18.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1.	Basis of consolidation

The consolidated financial statements present the results of the Holding Company and its subsidiaries as if they formed a single entity. Intercompany transactions and balances between group companies are therefore eliminated in full.

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present:

•	power over the investee,

•	exposure to variable returns from the investee, and

•	the ability of the investor to use its power to affect those variable returns.

Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the Company considers all relevant facts and circumstances, including:

•	The size of the company’s voting rights relative to both the size and dispersion of other parties who hold voting rights

•	Substantive potential voting rights held by the Company and by other parties

•	Other contractual arrangements

•	Historic patterns in voting attendance

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the consolidated statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of profit or loss and other comprehensive income from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement

•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement

•	The legal form of joint arrangements structured through a separate vehicle

•	The contractual terms of the joint arrangement agreement

•	Any other facts and circumstances (including any other contractual arrangements).

Joint ventures are initially recognized in the consolidated statement of financial position at cost. Subsequently joint ventures are then accounted for using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income (except for losses in excess of the Group’s investment in the joint ventures unless there is an obligation to make good those losses).

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same manner as other non-financial assets.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition. Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss. Refer to Note 30.2.

3.2.	Property and equipment

Owned

Items of property, plant and equipment are initially recognized at cost. The initial cost of an item of property and equipment consists of its purchase price including import duties, taxes and directly attributable costs of bringing the asset to its working condition and location for the intended use.  Additionally, any direct labor costs that is directly attributable to the development of software is capitalized.

Depreciation on assets under construction does not commence until they are complete and available for use. Depreciation is provided on all other items of property, plant and equipment so as to reduce their carrying value over their expected useful economic lives.

Depreciation on property and equipment is provided using the straight line method. A full month’s depreciation is charged in the month of addition, and no depreciation is charged in the month of disposal. Rates of depreciation are disclosed in Note 6 (property and equipment).

Property and equipment	Useful economic life	Depreciation method
Buildings on freehold land	10 years	Straight line
Leasehold improvements	3 - 5 years or life of lease if less	Straight line
Furniture, fixture and office equipment	3 - 5 years	Straight line
Telecommunications and computer equipment	3 years	Straight line
Vehicles	5 years	Straight line
Right of Use Assets	expected term of lease	Straight line

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Right of use assets and lease liabilities

This standard is mandatory for the accounting period beginning on January 1, 2019, but the Group early adopted it on July 1, 2018 under the modified retrospective approach.

The Group recognizes a right-of-use asset and a lease liability at the commencement date, except for short-term leases of 12 months or less and low value. Measurement of right-of-use assets and lease liabilities are as follows:

•
The lease liability is initially measured at the commencement date at the present value of the remaining lease payments using the incremental borrowing rate specific to the country, term and currency of the contract. The lease liability is subsequently measured at amortized cost using the effective interest rate method and re-measured (with a corresponding adjustment to the related ROU asset) when there is change in future lease payments in case of renegotiation, change of an index or rate or in case of reassessment of options. Interest on the lease liability is measured on the discount rate.

•
At inception, the ROU asset comprises the initial lease liability, initial direct costs and the obligation to refurbish the asset, less any incentives granted by the lessors. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator for impairment, as indicated in Note 3.4.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

ROU assets are included in the heading Property and Equipment (see Note 6.2), the lease liability is shown separately as current and non-current in the statements of financial position, and interest on the lease liability is included in the heading Finance Expenses.

3.3.	Intangible assets

3.3.1.	Goodwill

Goodwill represents the excess of the cost of a business combination over the total acquisition date fair value of the identifiable assets, liabilities and contingent liabilities acquired.

Cost comprises the fair value of assets given, liabilities assumed and equity instruments issued, plus the amount of any non-controlling interests in the capital plus, if the business combination is achieved in stages, the fair value of the existing equity interest in the capital. Contingent consideration is included in cost at its acquisition date fair value and, in the case of contingent consideration classified as a financial liability, re-measured subsequently through the consolidated statement of profit or loss. Direct costs of acquisition are expensed immediately.

Goodwill is capitalized as an intangible asset with any impairment in carrying value being charged to the profit or loss. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the profit or loss on the acquisition date.

3.3.2.	Other intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques

Expenditure on internally developed products is capitalized if it can be demonstrated that:

•	it is technically feasible to develop the product for it to be sold

•	adequate resources are available to complete the development

•	there is an intention to complete and sell the product

•	the Group is able to sell the product

•	sale of the product will generate future economic benefits, and

•	expenditure on the project can be measured reliably

Capitalized development costs are amortized over the periods the Group expects to benefit from selling the products developed. The amortization expense is included within the “Depreciation and amortization” line in the profit or loss. Development expenditures not satisfying the above criteria and expenditures associated with the research phase of internal projects is charged out in the consolidated statements of profit or loss and other comprehensive loss.

The significant intangibles recognized by the Group, their useful economic lives and the methods used to determine the cost of intangibles acquired in a business combination are as follows:

Intangible Asset	Useful economic life	Valuation method
Customer lists	5 - 6 years	Straight line
Software	3 - 5 years	Straight line

3.4.	Impairment of non-financial assets

Goodwill and other intangibles:

Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at the financial year end. Additionally, these assets are subject to impairment tests whenever events or changes in circumstances which indicate that their carrying amount may not be recoverable. In those instances where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

When it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (“CGUs”).

Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Property and Equipment:

The carrying amounts of the Group’s assets including right-of-use assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment loss.  If any such indication exists, the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.  Impairment losses are charged to the profit and loss in other operating expenses.  During the years ended June 30, 2020 and 2019, no impairments have been recorded.

Impairment charges are included in the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

3.5.	Financial instruments

3.5.1.	Financial assets

The Group classifies all its financial assets at amortized cost. The Group has not classified any of its financial assets at fair value through profit or loss.

The Group includes in this category trade and other receivables, deposits, due from related parties and cash and cash equivalents.

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.

They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing. Our historic treatment is not materially different to the simplified approach under IFRS 9. The Company measures ECL and recognizes credit loss allowance at each reporting date. The measurement of ECL reflects: (i) an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes, (ii) time value of money and (iii) all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future conditions. The expected loss rates are based on the Group’s historical credit losses experienced over the three year period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Group’s customers. The Group has identified the gross domestic product (GDP), unemployment rate and inflation rate as the key macroeconomic factors in the countries where the Group operates. Other financial assets includes time deposits and other receivables, and the Group has determined that credit risk has not increased significantly on those assets and considers to have low credit risks at the reporting date.

The Group applies the IFRS 9 general approach to measure expected credit losses using a lifetime expected credit loss provision for related party balances to measure expected credit losses on a collective basis.

From time to time, the Group elects to renegotiate the terms of trade receivables due from customers with which it has previously had a good trading history. Such renegotiations will lead to changes in the timing of payments rather than changes to the amounts owed and, in consequence, the new expected cash flows are discounted at the original effective interest rate and any resulting difference to the carrying value is recognized in the profit and loss.

The Group’s assets at amortized costs comprise trade and other receivables, deposits, due from related parties and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short term highly liquid investments with original maturities of three months or less.

3.5.2.	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”):

The warrant liability is classified as a financial liability at FVTPL and valued using the Monte Carlo simulation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss.

Fair value through other comprehensive income (“FVTOCI”):

The Group uses cash flow hedge to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and the changes in the market price are recorded in other comprehensive income.

The positive fair values of interest rate swaps are included in other receivables and other comprehensive income. The negative fair values of interest rate swaps are included in payables and other comprehensive income.

Financial liabilities at amortized cost:

The Group includes in this category trade and other payables, borrowings, and due to related parties.

Trade payables and other short-term monetary liabilities, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the profit or loss when the liabilities are derecognized as well as through the effective interest rate method amortization process. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.

Financial liabilities at amortized cost are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument.

Interest bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.

For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Receivables and payables made to the Group companies outside the control of IBEX Limited are presented under the heading due to/from related parties. When denominated in a currency other than the US dollar, they are translated to US dollar at closing rates. Related parties receivables and payables are initially recognized at fair value and subsequently measured at amortized cost.

3.6.	Trade receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for expected credit losses.

3.7.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

3.8.	Revenue from Contracts with Customers

The Group has adopted IFRS 15 as of July 1, 2018 with Cumulative catch-up approach.

IFRS 15 lays out a five step process to ascertain the amount and timing of revenue that should be recognized.

•
Step 1:  Identify the contract:  The Company determines whether a contract exists between the reporting entity and customers that identifies rights, payment terms, has commercial substance and basis for collectability can be determined.

•
Step 2: Identify the Performance Obligations: The Company reviews the nature of the goods or service to be rendered in the contract and whether these are distinct. The reporting entity should recognize the revenue when it satisfies the performance obligations.

•
Step 3: Determine the transaction price: The amount of consideration expected to be received is defined which may be fixed or variable. With variable consideration the reporting entity can reasonably estimate the expected consideration.  This step includes consideration of the various criteria which need to be identified and analyzed in determining whether revenues are fixed, variable or both.

•
Step 4: Allocate the transaction price to the performance obligations in the contracts – Where separate performance obligations exist, the reporting entity allocates and assigns the consideration to the respective performance obligations.

•	Step 5: Revenue Recognition: Recognize revenue to when the entity satisfies the performance obligations.

Business Process Outsource (BPO):

Revenues from contact center services are recognized over the period as the services are performed on the basis of the number of billable hours or other contractually agreed metrics. Revenues from inbound and outbound telephonic and internet-based communication services that are customized to the customers’ needs are recognized at the contractual rates as services are provided. Revenues for the initial training that occurs upon commencement of a new client contract are deferred and recognized over the estimated life of the client program if that training is billed to a client. Training revenues are deferred and then recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are immediately charged to the statement of profit or loss as incurred. Revenues are recognized in the amount as per the contractual billing rights which has a right to invoice net of discounts, incentives, and other credits as per contractual terms. The contact center solutions consist of customer service, technical support and other value added outsourced back office services. This omni-channel offering is delivered through voice, email, chat, SMS, social media and other communication applications.

Revenues from CX services are recognized over the period of a client’s subscription contract on a basis that reflects usage of the product at the client’s location. Revenues and expenses related to set-up fees to customize the customer experience solution for client’s specific needs are deferred and recognized on a straight-line basis over the period in which the related service delivery is expected to be performed. Revenues related to additional consulting services are recognized over the period as the related services are performed on a per hour basis. The customer experience solution is comprised of a comprehensive suite of proprietary software tools to measure, monitor and manage the customer experience.

Revenues from Digital services are recognized upon the successful purchase of clients’ services as reported to the Group in monthly, semi-monthly or weekly intervals by clients. The data provided by clients to the Group include detail on pricing and product level activations from all channels (i.e. web-portal orders, call center orders, or affiliate or partner orders placed on the Group’s behalf) on the basis of which the clients calculate the payments owed to the Group. The payments received are reconciled to the activation data transmitted to the Group by the clients. Revenue is recognized from Digital Services at a point of time. Most of the digital solutions are based on two steps: (a) generating or purchasing a lead or a prospect, and (b) converting that lead or prospect into a customer, most frequently through a voice-based channel. Customers are primarily acquired for clients in the telecommunications, cable, technology and insurance industries.

Revenues from ETQ (discontinued operations) consist of commissions earned primarily from the sale by the Group to senior citizens and other eligible recipients (e.g. people with disabilities) of Medicare private insurance policies offered by leading U.S. insurance carriers. The commissions earned are dependent on the type of Medicare product sold, where the insured is based and the month in which the policy becomes effective. The commissions are based on a pre-determined rate card for which guidance and ranges are set by the regulatory body - CMS (Center for Medicare and Medicaid). The Company recognizes revenue on the sale date of the insurance policy after taking appropriate provisions for any cancellations during the first year of sale. Once the Carrier accepts a new insured, a carrier confirmation number is generated and the sale is made on the date the policy comes into effect. The Carrier then pays a commission to Company at the agreed rates for the first full year (initial year) of the policy.

For renewal commissions, the Group incorporates a combination of historical lapse and premium increase data along with available industry and insurance carrier experience data to estimate forecasted renewal consideration and constrain revenue recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainty associated with the variable consideration is subsequently resolved when the policy renews.

Costs of fulfilling contracts do not result in the recognition of an asset as the majority of revenue is recognized over time and control of the asset is transferred to the customer when the service is transferred therefore no asset in relation to costs to fulfil contracts has been recognized. In relation to costs incurred to obtain a contract, no asset is recognized because the majority of costs (i.e. travel, employee commission, administrative expenses) are short-term in nature and also insignificant therefore they are recognized in the profit and loss account when incurred.

3.9.	Provisions

A provision is recognized in the statement of financial position when the Group has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group has recognized provisions against legal disputes. Provisions are made for costs to defend legal disputes where it is considered that an outflow of economic benefit is probable.  Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense in profit and loss. Provisions are reviewed at each statement of financial position date and adjusted to reflect the current best estimate.

3.10.	Profit or loss from discontinued operations

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale. Profit or loss from discontinued operations comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal group(s) constituting the discontinued operation (see also Note 30.2).

3.11.	Retirement benefits

Defined contribution pension schemes

Contributions to defined contribution pension schemes are charged to the profit or loss in the year to which they relate.

United States based subsidiaries

The Group’s United States (“US”) based subsidiaries have qualified defined contribution plans. Employees who meet certain eligibility requirements, as defined, are able to contribute up to federal annual maximums. The Retirement Plan provides for company matching contributions of 25.0% of the first 6.0% of employee contributions to the Retirement Plan, which vests 25.0% per year over a four-year period.

TRG Marketing Solutions Limited

This subsidiary operates a defined contribution pension plan with a third party. Under this scheme, TRG Marketing Solutions Limited makes contributions for employees who have not opted out of the voluntary pension scheme.

Virtual World (Private) Limited and IBEX Global Solutions (Private) Limited

Virtual World (Private) Limited, IBEX Global Solutions (Private) Limited, and DS (Private) Limited operate a defined contribution plan (i.e. recognized provident fund scheme) for all its permanent employees. Equal monthly contributions at the rate of 6.5% of the basic salary (Virtual World (Private) Limited) and 6.5% of the gross salary (IBEX Global Solutions (Private) Limited and DGS (Private) Limited) are made to the Provident Fund (the Fund) both by the subsidiaries and the employees of the respective entities. The assets of the Fund are held separately under the control of trustees for such fund. Contributions made by the subsidiaries are charged to the profit or loss.

Defined benefit schemes

Defined benefit scheme surpluses and deficits are measured at:

•	The fair value of plan assets at the reporting date; less

•
Plan liabilities calculated using the projected unit credit method discounted to its present value using yields available on high quality corporate bonds that have maturity dates approximating to the terms of the liabilities and are denominated in the same currency as the post-employment benefit obligations; less

•	The effect of minimum funding requirements agreed with scheme trustees

Re-measurements of the net defined obligation are recognized directly within other comprehensive income. The re-measurements include:

•	Actuarial gains and losses

•	Return on plan assets (interest exclusive)

•	Any asset ceiling effects (interest exclusive)

Service costs are recognized in the profit or loss, and include current and past service costs as well as gains and losses on curtailments.

Net interest expense / income is recognized in the profit or loss, and is calculated by applying the discount rate used to measure the defined benefit obligation / asset at the beginning of the annual period to the balance of the net defined benefit obligation / asset, considering the effects of contributions and benefit payments during the period.

Gains or losses arising from changes to scheme benefits or scheme curtailment are recognized immediately in the profit or loss. Settlements of defined benefit schemes are recognized in the period in which the settlement occurs.

IBEX Philippines, Inc. and IBEX Global Solutions (Philippines) Inc. operate an unfunded defined benefit scheme.

Under the plan, pension costs are actuarially determined using the projected unit credit method. This method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Gains or losses on the curtailment or settlement of pension benefits are recognized when the curtailment or settlement occurs. All actuarial gains and losses are recognized in the year in which they arise, with re-measurements presented within other comprehensive income. The net interest cost is derived by applying a single discount rate to the net surplus or deficit of the fund.

3.12.	Share-based payments

In December 2018, the Group terminated both the Stock Option Plan as well as the Phantom Plan, with the exception of those in IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited.  The Group in the same period issued the Restricted Stock Plan (RSA). During the year June 30, 2020, the Group issued the Long Term Incentive Plan (LTIP). The details of the share-based compensation plans are given in Note 19 (Share based compensation plans) to these consolidated financial statements.

The Company uses the fair value method of accounting for the share options, restricted stock award plan and long term incentive plan. The fair value of these share options are estimated using the option pricing model. The measurement of share options at fair value is based on the option pricing model taking into account the following variables:

•	The share price.

•	The strike price.

•	Volatility determined based on historical prices of our shares.

•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.

•	The risk free interest rate.

The measurement of the RSA and option plans are based on the valuation provided by a third party valuation firm which the Group applied as the Fair Value of the awards.

Where equity settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the profit or loss over the vesting period.

Where the terms and conditions of awards are modified before they vest, the increase in the fair value of the awards, measured immediately before and after the modification, is also charged to the consolidated statement of comprehensive income over the remaining vesting period.

The Group also operates a Phantom share option scheme (a cash settled share-based payment). An option pricing model (Black Scholes) is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions and the extent to which employees have rendered service. Movements in the liability (other than cash payments) are recognized in the profit or loss.

3.13.	Warrant Shares

The Company accounts for the warrants to purchase its common shares in accordance with the provisions of IAS 32 − Financial Instruments: Presentation and IFRS 9 – Financial Instruments. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

The Company assessed the classification of warrant as of the date it was issued and determined that such instruments met the criteria for liability classification. The warrant is reported on the consolidated statement of financial position as a liability at fair value using the Black-Scholes valuation method. The initial value was recorded as a long term liability on the consolidated statements of financial position with the common shares underlying the warrant which have vested recorded as contra revenue and the remainder recorded to long term assets.

The total fair value of the warrant liability is determined at the end of each reporting period by multiplying the fair value of a warrant by the total number of warrants that are expected to vest under the arrangement based on the satisfaction of the specified revenue milestones provided in the warrant. The total number of warrants that are expected to vest is based upon the cumulative revenues that are expected, as determined at the end of each reporting period, to be earned from Amazon during a period of 7.5 years ending on June 30, 2024.

In December 2017, the Group elected to utilize the Black Scholes valuation model to calculate the fair value of the Amazon warrants as the imminent IPO was anticipated to be $14.0 to $15.0, which would have no impact on the warrant’s strike price.  As the IPO did not consummate in March 2018 as anticipated, the Monte Carlo simulation was used to value the warrants in June 2018 to capture the anti-dilution feature if a qualified IPO were to occur within the next year for calculating the value of the warrants.

The measurement of the warrant at fair value as of the initial measurement date is based on the Black Scholes valuation model taking into account the following variables:

•	The share price.

•	The strike price.

•	Volatility determined based on historical prices of our shares.

•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.

•	The risk free interest rate.

At the end of each reporting period, the Company has fair valued the warrant liability with changes in fair value through profit and loss.  For the year ended June 30, 2020 and June 30, 2019, the Company used the Monte Carlo simulation, which requires the input of subjective assumptions, including the expected volatility and the expected term.

Given the absence of an active market for the common shares as of June 30, 2020, the Company is required to estimate the fair value of its common shares at the time of each grant.

The Company considers a variety of factors in estimating the fair value of its common shares on each measurement date, including:

•	the Company’s historical and projected operating and financial performance;

•	the Company’s introduction of new products and services;

•	the Company’s completion of strategic acquisitions;

•	the Company’s stage of development;

•	the global economic outlook and its expected impact on the Company’s business; and

•	the market performance of comparable companies.

The long-term asset will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services as included Note 3.8. The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the company will reduce the asset and offset to revenues.

3.14.	Income taxes

Current tax

Current tax expense is based on taxable income at the current rates of taxation of the respective jurisdictions after taking into account applicable tax credits, rebates and exemptions available, if any.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts management expects to pay to the tax authorities. Any such provisions are based on estimates and are subject to changing facts and circumstances considering the progress of ongoing tax audits, case law and new legislation.

Deferred tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	The initial recognition of goodwill

•	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, and

•
Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities / assets are settled / recovered.

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•	The same taxable group company, or

•
Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

3.15.	Foreign Currency

Foreign currency translation

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate (their “Functional Currency”) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the profit or loss. The net exchange losses amounted to $0.4 million for the year ended June 30, 2020 (June 30, 2019: $1.3 million; June 30, 2018: $0.4 million).

On consolidation, the results of overseas operations are translated into dollars at rates approximating to those ruling when the transactions took place.  All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date.  Exchange differences arising on translating the opening net assets at the opening rate and the results of overseas operations at the actual rate are recognized in other comprehensive income and accumulated in the foreign exchange reserve.  Exchange differences recognized profit or loss in Group entities’ separate consolidated financial statements on the translation of long term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the profit or loss as part of the profit or loss on disposal.

Transactions denominated in foreign currencies are translated into $USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in financial result.

3.16.	Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset when the entity has a legally enforceable right to offset the recognized amounts and intends either to settle these on net basis or to realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or winding up of the entity or the counterparties.

3.17.	Dividend

Dividends declared subsequent to the balance sheet date are considered as non-adjusting events and are recognized in the consolidated financial statements in the year in which such dividends are approved / transfers are made.

3.18.	Hedge accounting

The Group designates and documents the use of certain derivatives and other financial assets or financial liabilities as hedging instruments against changes in fair values of recognized assets and liabilities (fair value hedges) and highly probable forecast transactions (cash flow hedges). The effectiveness of such hedges is assessed at inception and verified at regular intervals and at least on a quarterly basis to ensure that an economic relationship exists between the hedged item and the hedging instrument.

The Group uses cash flow hedges to mitigate a particular risk associated with a recognized asset or liability or highly probable forecast transactions, such as variability of expected interest payments and receipts.

If a highly probable forecast transaction results in the recognition of a non-monetary asset, the cumulative loss/(gain) is added to / (subtracted from) the cost of the asset acquired (“basis adjustment”). The same approach is followed where a cash flow hedge of a hedged forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment to which fair value hedge accounting is applied. Otherwise the cumulative gain or loss recognized in other comprehensive income is reclassified from the cash flow hedge reserve to profit or loss at the same time as the hedged transaction affects profit or loss. The two transactions are recognized in the same line item. If a forecast transaction is no longer considered highly probable but the forecast transaction is still expected to occur, the cumulative gain or loss recognized in other comprehensive income is frozen and recognized in profit or loss. Subsequent changes in the fair value of the derivative are recognized in profit or loss. If the Group closes out its position before the transaction takes place (even though it is still expected to take place) the cumulative gain or loss on changes in fair value of the derivative is similarly recognized. If, at any point, the hedged transaction is no longer expected to occur, the cumulative gain or loss is reclassified from the cash flow hedge reserve to profit or loss immediately. The effective portion of gains and losses on derivatives used to manage cash flow interest rate risk (such as floating to fixed interest rate swaps) are also recognized in other comprehensive income and accumulated in the cash flow hedge reserve. However, if the Group closes out its position early, the cumulative gains and losses recognized in other comprehensive income are frozen and reclassified from the cash flow hedge reserve to profit or loss using the effective interest method. The ineffective portion of gains and losses on derivatives used to manage cash flow interest rate risk are recognized in profit or loss within finance charges.

3.19.	Standards, interpretations and amendments not yet effective

•
On January 23, 2020, the International Accounting Standards Board (IASB or the Board) issued amendments to IAS 1 Presentation of Financial Statements (the amendments) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. These amendments should be applied for annual periods beginning on or after January 1, 2022, retrospectively in accordance to IAS 8. On July 15, 2020, IASB issued an amendment that defers the effective date of January 2020 amendments by one year, so that the entities would be required to apply the amendment for annual periods beginning on or after January 1, 2023.

The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.

•	On May 28, 2020, the IASB published ‘Covid-19-Related Rent Concessions (Amendment to IFRS 16)’ amending IFRS 16 to:

-	provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification;

-	require lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications;

-	require lessees that apply the exemption to disclose that fact; and

-	Require lessees to apply the exemption retrospectively in accordance with IAS 8, but not require them to restate prior period figures.

The amendment is effective for annual reporting periods beginning on or after June 1, 2020. However, the Company is not considered to avail these concessions.

•
On August 27, 2020, the IASB issued an amendments in Interest Rate Benchmark Reform which introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. The amendment is effective for the periods beginning on or after 1 January 2021.

The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.

4.	GOODWILL

	June 30, 2020	June 30, 2019
	(US$’000)
Goodwill as of beginning of the year	11,832	11,832
Goodwill acquired during the year	-	-
Goodwill impaired during the year	-	-
Goodwill as of end of the year	11,832	11,832

A cash-generating unit (CGU) is the smallest group of assets that independently generates cash flow and whose cash flow is largely independent of the cash flows generated by other assets. Goodwill arose on various historical acquisitions made by predecessor companies and at June 30, 2020 and June 30, 2019, the carrying amount of goodwill is allocated as follows:

	June 30, 2020	June 30, 2019
	(US$’000)
IBEX	11,626	11,626
DGS	206	206
	11,832	11,832

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions which are discussed below, together with the amounts by which these key assumptions would have to change (independent of other changes in assumptions) for an impairment to arise.  Management has calculated the recoverable amount of the cash generating unit to exceed its carrying amount by $174.0 million.

Testing for impairment of goodwill

Key assumptions applied in impairment testing

The recoverable amounts of all the CGUs have been determined from value in use calculations based on cash flow projections from formally approved budgets covering a three year period from 2021 to 2023. The first year of the projections is based on detailed budgets prepared by management as part of the Group’s performance and control procedures. Subsequent years are based on extrapolations using the key assumptions listed below which are management approved projections. The discount rate applied to cash flow projections beyond three-years is extrapolated using a terminal growth rate which represents the expected long-term growth rate of the Business Process Outsourcing (“BPO”) sector.

The following rates were used by the Group for the years ended June 30, 2020, 2019 and 2018:

	Average revenue growth rate	Average Gross Margin	Discount Rate	Terminal Growth Rate
	%	%	%	%
June 30, 2020	7.9	26.2	13.2	5
June 30, 2019	5.6	25.5	10.6	5
June 30, 2018	6.7	18.7	11.5	5

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions:

Revenue growth

Revenue growth assumptions have been derived from projections prepared by management. Management is of the view that these assumptions are reasonable considering current market conditions. An impairment in the carrying value of goodwill would not arise if the 2021-2023 average revenue growth rate declined to nil. Over the projected period of three years, COVID 19 has not significantly impacted the revenue and gross margins of the Company.

Cost of sales and gross margin

Cost of sales has been projected on the basis of multiple strategies planned by management to ensure profitable operations. These strategies include cost minimization mechanisms such as offshore migration of labor, centralization of support activities and increasing efficiency of service delivery, resulting in improved gross margins over the forecasted period. An impairment in the carrying value of goodwill would not arise if the 2021 estimated gross margin is decreased significantly.

Discount rate

Discount rates reflect management estimates of the rate of return required for the business and are calculated after taking into account the prevailing risk-free rate, industry risk and business risk. Discount rates are calculated using the weighted average cost of capital.  An impairment in the carrying value of goodwill would not arise if the weighted average cost of capital were to increase significantly.

5.	OTHER INTANGIBLE ASSETS

	Patents	Trademarks	Customer lists	Software	Total
	(US$’000)
Cost
At July 1, 2019	541	371	2,817	18,464	22,193
Additions	-	-	-	2,021	2,021
Foreign exchange movements	-	-	-	(19)	(19)
At June 30, 2020	541	371	2,817	20,466	24,195
Accumulated amortization
At July 1, 2019	196	-	2,477	16,592	19,265
Impairment charge for the year	-	-	-	777	777
Amortization charge for the year	-	-	89	1,283	1,372
At June 30, 2020	196	-	2,566	18,652	21,414
Net book value
At June 30, 2020	345	371	251	1,814	2,781
At June 30, 2019	345	371	340	1,872	2,928

Cost
At July 1, 2018	541	371	2,817	18,348	22,077
Additions	-	-	-	622	622
Foreign exchange movements	-	-	-	28	28
Disposal of subsidiary	-	-	-	(534)	(534)
At June 30, 2019	541	371	2,817	18,464	22,193
Accumulated amortization and impairment
At July 1, 2018	196	-	2,187	15,513	17,896
Disposal of subsidiary	-	-	-	(521)	(521)
Impairment charge for the year	-	-	163	-	163
Amortization charge for the year	-	-	127	1,600	1,727
At June 30, 2019	196	-	2,477	16,592	19,265
Net book value
At June 30, 2019	345	371	340	1,872	2,928
At June 30, 2018	345	371	630	2,835	4,181

Amortization Rate			16.67% to 50.00%	20.00% to 33.33%
Estimated remaining useful life
Customer Lists			5 - 6 Years
Software			3 - 5 Years

Amortization charge for the years ended June 30, 2020 and 2019 comprise of:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Amortization from continuing operations	1,372	1,722	2,273
Amortization from discontinued operations	-	5	15
Total	1,372	1,727	2,288

5.1.	Net book value of software licenses held under financing is $0.9 million as of June 30, 2020 (June 30, 2019: $0.3 million).

5.2.
As of June 30, 2020, Software includes, on a net basis, nil (June 30, 2019: $0.4 million) capitalized for an internally generated software tool titled as “Clearview”. Management has assessed the useful life of Clearview to be five years.

5.3.
Trademarks and patents are capitalized at cost of acquisition and are not amortized but are tested for impairment annually. Trademarks and patents have an indefinite life on the grounds of the proven longevity of the trademarks or patents and the Group’s commitment to maintaining those trademarks or patents.

5.4.	Estimated amortization expense for the next five years is projected to be:

	June 30, 2020	June 30, 2019	June 30, 2018
(US$)
2021	0.9 million	1.2 million	1.6 million
2022	0.7 million	0.8 million	1.1 million
2023	0.4 million	0.2 million	0.3 million
2024	-	-	0.2 million
2025	-	-	0.2 million

During the year ended June 30, 2020, impairment amounting to $0.7 million (June 30, 2019: $0.2 million, June 30, 2018: nil) was recognized in other operating costs.

6.	PROPERTY AND EQUIPMENT

	Buildings	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
Cost
At July 1, 2019	74,077	17,318	19,775	42,984	759	2,781	157,694
Additions	12,288	1,638	5,704	6,775	393	741	27,539
Transfer from CWIP	-	1,128	710	943	-	(2,781)	-
Foreign exchange movements	358	43	221	71	(64)	-	629
Disposal	(3,058)	-	-	(170)	(62)	-	(3,290)
At June 30, 2020	83,665	20,127	26,410	50,603	1,026	741	182,572

Accumulated depreciation
At July 1, 2019	10,422	12,674	14,329	37,451	509	-	75,385
Charge for the year	12,149	2,418	3,085	5,279	169	-	23,100
Disposal	(434)	-	-	(19)	(48)	-	(501)
At June 30, 2020	22,137	15,092	17,414	42,711	630	-	97,984

Net book value
At June 30, 2020	61,528	5,035	8,996	7,892	396	741	84,588
At June 30, 2019	63,655	4,644	5,446	5,533	250	2,781	82,309

Cost
At July 1, 2018	641	16,585	18,456	39,617	310	33	75,642
Adoption of IFRS 16	52,910	-	-	623	200	-	53,733
At July 1, 2018 - restated	53,551	16,585	18,456	40,240	510	33	129,375
Additions	30,925	1,101	2,453	4,034	356	2,781	41,650
Transfer from CWIP	-	-	-	33	-	(33)	-
Foreign exchange movements	(1,599)	(64)	(219)	(456)	(35)	-	(2,373)
Disposal of subsidiary	(8,800)	(301)	(910)	(865)	(10)	-	(10,886)
Disposal	-	(3)	(5)	(2)	(62)	-	(72)
At June 30, 2019	74,077	17,318	19,775	42,984	759	2,781	157,694

Accumulated depreciation
At July 1, 2018	225	10,750	12,267	33,226	275	-	56,743
Disposal of subsidiary	(609)	(56)	(349)	(418)	(4)	-	(1,436)
Charge for the year	10,806	1,980	2,411	4,643	238	-	20,078
At June 30, 2019	10,422	12,674	14,329	37,451	509	-	75,385

Net book value
At June 30, 2019	63,655	4,644	5,446	5,533	250	2,781	82,309
At June 30, 2018	416	5,835	6,189	6,391	35	33	18,899

Depreciation rate	10.00% or lease term	20.00% to 33.33% or lease term	20.00% to 33.33% or lease term	33.33% or lease term	20.00% or lease term

No impairment of property, plant and equipment was recorded in the years ending June 30, 2020, 2019 and 2018.

Depreciation charge for the years ended June 30, 2020, 2019 and 2018 comprise of:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Depreciation from continuing operations	23,100	19,173	9,910
Depreciation from discontinued operations	-	905	222
Total	23,100	20,078	10,132

6.1.	Right of use assets comprise of:

	Building	Leasehold Improvements	Furniture, fixture and equipment	Computer Equipment	Vehicles	Assets under Construction	Total
	(US$’000)
Right-of-use assets
Balance at July 1, 2019	63,357	321	1,320	913	282	1,488	67,681
Transfer from CWIP	-	388	703	397	-	(1,488)	-
Additions	12,288	1,474	4,900	2,835	309	-	21,806
Disposal - net of depreciation	(2,624)	-	-	(151)	(5)	-	(2,780)
Foreign exchange movements	323	34	121	28	(9)	-	497
Depreciation charge for the year	(12,068)	(710)	(1,959)	(1,061)	(163)	-	(15,961)
Balance at June 30, 2020	61,276	1,507	5,085	2,961	414	-	71,243

Balance at July 1, 2018
Reclassification from prior finance leases at initial adoption	-	367	2,800	376	4	-	3,547
Recognized at initial adoption	52,910	-	-	623	200	-	53,733
Total	52,910	367	2,800	999	204	-	57,280
Additions	30,925	98	107	506	224	1,488	33,348
Disposal - net of depreciation	(8,191)	-	(225)	(65)	-	-	(8,481)
Foreign exchange movements	(1,572)	12	70	(131)	(27)	-	(1,648)
Depreciation charge for the year	(10,715)	(156)	(1,432)	(396)	(119)	-	(12,818)
Balance at June 30, 2019	63,357	321	1,320	913	282	1,488	67,681

6.2.	Lease liabilities:

	June 30, 2020	June 30, 2019
	(US$’000)	(US$’000)
Lease liabilities included in statement of financial position as of	74,712	69,234
Current	12,668	10,632
Non Current	62,044	58,602

6.3.	Description of lease activities:

The Group leases buildings for its offices, equipment and vehicles. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leases are typically made for a fixed period of 3-5 years and may include renewal options, which provide operational flexibility and when recognizing right-of-use assets and lease liabilities, the Group includes certain renewal options where the Group is reasonably assured to exercise the renewal option. The operating leases recognized have reasonably assured lease terms ranging from 2 to 14 years. The Group allocates the consideration in the contract of lease related to the building to the lease and non-lease components based on their relative stand-alone prices.

6.4.	Other lease disclosures:

A maturity analysis of lease liability is shown in Note 22.3. The interest expenses on lease liabilities is $6.5 million (June 30, 2019: $4.4 million). The expense incurred relating to short-term leases, not included in the measurement of lease liabilities, is $1.0 million (June 30, 2019: $1.0 million) and no other variable lease payments were incurred during the year ended June 30, 2020. The total cash outflow for leases amounted $12.2 million (June 30, 2019: $10.5 million). The lease payments include the impact of IFRS 16 of $9.1 million and $8.4 million for the year ended June 30, 2020 and June 30, 2019 respectively.

The Group recognized 94 (June 30, 2019: 87) leases related to right of use assets. During the year ended June 30, 2020, there were 25 new leases (June 30, 2019: 23) and 18 (June 30, 2019: 6) disposal of leases.

6.5.	Security Interest on property and equipment

The net book value of property and equipment at June 30, 2020 and 2019 includes $7.0 million and $8.0 million, respectively, of assets that are pledged as security for borrowings.

7.	INVESTMENT IN JOINT VENTURE

On January 1, 2016, one of the subsidiaries of the Group (“the Subsidiary”) made a 47.5% investment in a Joint Venture Lake Ball LLC, doing business as Clear Connect, with Innovative Business Solutions (‘IBS’) with a purpose to procure and sell commercial leads for the Subsidiary’s customers. The country of incorporation and principle place of business of Lake Ball LLC is the United States of America. The investment is accounted for under the equity method of accounting. As of June 30, 2020, the market value of the investment amounts to $0.3 million (June 30, 2019: $0.2 million, June 30, 2018: $0.4 million). The details of the investment are as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Opening balance	227	392	294
Return on investment during the year	-	(96)	(82)
Dividend received during the year	(430)	(420)	(100)
Share of profit for the year	534	351	280
Ending balance	331	227	392

Share of profit for the year ended June 30, 2020, 2019 and 2018 of $0.5 million, $0.4 million and $0.3 million, respectively, is included in the other operating costs in statement of profit or loss and comprehensive income.

Summarized financial information of equity accounted Joint Venture from the financial statements of Lake Ball LLC is as follows:

	For the Year Ended
	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)

Revenue	3,152	2,140	1,558
Profit after tax	1,124	739	589
Other comprehensive income	-	-	-
Total comprehensive income	1,124	739	589

8.	OTHER ASSETS

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Deposits		3,087	1,930
Prepayments	8.1	918	909
Other		829	559
Other Assets		4,834	3,398

8.1.	These include prepayments for call center optimization services which are amortized over 120 months.

9.	TRADE AND OTHER RECEIVABLES

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Trade receivables
Trade receivables - gross		55,862	65,886
Less: Allowance for credit losses	9.1	(1,877)	(2,209)
Trade receivables - net		53,985	63,677
Less: receivables attributable to related parties, net		(549)	(652)
Trade receivables - net closing balance		53,436	63,025

Other receivables
Prepayments		4,397	3,149
Advance Tax		1,832	1,457
VAT/Sales Tax receivables		1,651	1,039
Other receivables		923	1,091
Deposits		340	1,373
		9,143	8,109
		62,579	71,134

9.1.	Allowance for credit losses

	June 30, 2020	June 30, 2019
	(US$’000)
Opening balance	2,209	2,244
Foreign exchange movements	(228)	(273)
Loss allowance recognized during the year	224	343
Trade receivables written off against allowance	(328)	(105)
Closing balance	1,877	2,209

10.	CASH AND CASH EQUIVALENTS

	June 30, 2020	June 30, 2019
	(US$’000)
Balances with banks in:
− current accounts	19,451	7,079
− deposit accounts (with a maturity of 3 months or less at inception)	2,396	1,783
	21,847	8,862
Cash in hand	23	11
	21,870	8,873

11.	DEFERRED REVENUE

	June 30, 2020	June 30, 2019
	(US$’000)

Deferred revenue	3,904	5,141
Less: current portion of deferred revenue	(3,470)	(4,388)
	434	753

12.	SHARE CAPITAL AND OTHER RESERVES

12.1.	Authorized share capital

The Holding Company’s authorized share capital was $12,000 and the authorized share capital was divided into 2,873,045 preference shares and 104,605,167 common shares of par value $0.0001 each.

On March 16, 2018 the Holding Company’s authorized share capital was consolidated and divided into 103,223,990.46 common shares and 4,254,221.39 preference shares of par value $0.000111650536 each, and the shares held by the existing shareholders at that time duly converted.

On December 21, 2018, the Group issued a revised equity structure converting the Holding Company’s authorized share capital of $12,000 to the following new structure, noting that all shares set out below have a par value of $0.000111650536 each:

•	Series A Convertible Preferred (“Series A”) - The maximum number of Series A Convertible Preference Shares shall be one (1) whose holder is The Resource Group International Limited (“TRGI”).

•
Series B Convertible Preferred (“Series B”) - The maximum number of Series B Convertible Preference Shares shall be 12,512,994.466500, of which 11,083,691.3814 Series B shares are issued and outstanding as of June 30, 2020.

•
Series C Convertible Preferred (“Series C”, and together with the Series A shares and the Series B Shares, the “Preferred Convertible Shares”) - The maximum number of Series C Convertible Preference Shares shall be 12,639,389.35000 of which 111,986.4786 Series C shares are issued and outstanding as of June 30, 2020.

•	Class A Common Shares (“Class A”) – The maximum number of Class A shares shall be 79,766,504.249454. There are no Class A shares issued and outstanding as of June 30, 2020.

•
Class B Common Shares (“Class B”, and together with the Class A shares, the “Common Shares”) - The maximum number Class B shares shall be 2,559,323.13 which are authorized for issuance for the Restricted Stock Plan, of which 1,841,660 Class B shares have been issued as of June 30, 2020.

On May 20, 2020, the Company increased the authorized share capital by increasing the class B common shares by 579,791 shares to 3,139,114.13 shares resulting in the increase in authorized share capital to $12,064.73 from $12,000. All the other categories of authorized share capital remains unchanged.

The authorized share capital as of June 30, 2020 is tabulated below:

	June 30, 2020	June 30, 2019
	Number of shares
Series A	1	1
Series B	12,512,994	12,512,994
Series C	12,639,389	12,639,389
Class A	79,766,504	79,766,504
Class B	3,139,114	2,559,323
	108,058,003	107,478,212

	(US$’000)
Par value	0.000111651	0.000111651

Share Capital	12	12

The holders of Preferred Convertible Shares shall be entitled to vote, together with the holders of Class A shares, as a single class on all matters submitted to the shareholders for a vote.

At the time of a consummation of a qualified initial public offering (“IPO”) the following conversions will occur on a mandatory basis:

•	Series A will convert to Series C on a 1:1 basis

•	Series B will convert to Series C on a 1:1 basis

•
Series C (including those existing as a result of the above conversions) will then convert to Class A on a pro rata basis based on a specified metric which includes factors such as IPO price and number of preferred shares issued at time of conversion and which will result in each Series C share converting into more than one Class A common share.

•	Class B will convert to Class A on a 1:1 basis.

In the event that the Holding Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution upon other class of shares of the Company until and unless the Company has declared and paid aggregate dividends of at least $9.5 million with respect to the individual Series A share.

On any voluntary or involuntary liquidation, dissolution or winding-up of the Holding Company, and assuming non-conversion of any preferred shares, Series A holders will be entitled to receive the first approximately $9.5 million of proceeds in the event that such event is treated as an asset sale.  Series B will then be entitled to receive the next approximately $53.5 million and Series C holders will then be entitled to receive the next approximately $86.2 million (out of which $47.9 million is waived due to the transfer of shares of Etelequote Limited to the parent Company TRGI see Note 30.2) of proceeds in excess of such $9.5 million, Series C and common holders will then be entitled to receive those proceeds in excess of such $139.7 million.   In the event that the liquidation event is treated as a stock sale, Series B and C Holders will be entitled to receive the first approximately $139.7 million of proceeds. Series A, Series C and common holders will then be entitled to receive those proceeds in excess of such $139.7 million.

Refer to note 31 for the IPO of the Group on August 7, 2020 where Series A, Series B, Series C and Class B shares were converted to Class A common shares equivalent to 14,119,384 shares. In addition to that the Group offered 3,571,429 shares therefore the total share capital of the Group at the time of IPO was 17,690,813 shares.

12.2.	Issued, subscribed and paid-in share capital – Pre December 2018

The Holding Company’s initial issued, subscribed and paid-in share capital consisted of preference shares of $475 divided into 4,749,861 preference shares of par value $0.0001 each and share capital of $775 divided into 7,750,141 common shares of par value $0.0001 each. The amount of additional paid-in capital is $96.2 million.

12.3.
During the year ended June 30, 2019, 459,325 of these preferred shares have been redeemed by paying $13.9 per share to 17th Capital (comprising of $5.9 million principal and $0.4m interest) and remaining $14 million is part of the disposal of subsidiary during the year as included in Note 30.2.

12.4.	Other Reserves

The nature and purpose of other reserves within equity is described below:

Reorganization reserve

Reorganization reserve consists of differences between the combined net asset values of subsidiaries from their separate financial statements and recognized share capital, under the pooling of interest method.

Additionally, on December 31, 2017, the Directors of DGS Limited (“DGS Ltd.”) sold DGS Tech, a wholly owned subsidiary that owned intellectual property of DGS Ltd. and licensed the use of this IP to other entities within DGS Ltd., to The Resource Group International Limited for a consideration of $12 (10 Euros). The Directors of DGS Ltd. committed to a plan to sell this unit following a revision in the overall structure and the integration of DGS Ltd. into the Holding Company.

The gain on sale of subsidiary is recognized in statement of changes in equity as part of the Reorganization Reserve due to the transaction being between the owners.

Share option plans

Weighted average cost of shares kept under the share option plans that pertain to the Group’s various subsidiaries.

Foreign currency translation reserve

Gain / losses arising on retranslating the net assets of overseas operations into presentation currency.

Actuarial gain on defined benefit scheme

Actuarial gain or losses represents adjustments to actuarial assumptions used to value defined benefit pension scheme obligations.

Accumulated deficit

The accumulated deficit decreased from $(117.2) million per end of June 30, 2019 to $(109.5) million as of June 30, 2020. The decrease is due to the net income of the year ended June 30, 2020.

13.	BORROWINGS

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Long-term other borrowings	13.1	9,783	12,993
Line of credit	13.2	21,475	36,026
		31,258	49,019
Less: Current portion of;
− long-term other borrowings	13.1	(6,001)	(5,809)
− line of credit	13.2	(21,475)	(36,026)
Less: Current portion of borrowings		(27,476)	(41,835)
Non-current portion of borrowings		3,782	7,184

13.1.	Long-term other borrowings

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Financial Institutions
IBM Credit LLC	13.1.1	974	1,924
Hewlett-Packard Financial Services Co.	13.1.1	923	-
PNC Bank, N.A.	13.2.1	-	188
IPFS Corporation	13.1.2	759	614
Heritage Bank of Commerce	13.2.3	1,833	1,000
PNC Term loan	13.2.1	2,359	7,111
First Global Bank Limited Demand loan	13.1.3	2,935	2,156
		9,783	12,993
Less: Current portion of long-term other borrowings		(6,001)	(5,809)
Non-current portion of long term other borrowings		3,782	7,184

13.1.1.    The Group has financed the purchase of various property and equipment and software during the fiscal year 2020 and 2019 with IBM, PNC and FGB. As of June 30, 2020 and 2019, the Group has financed $4.5 million and $3.6 million, respectively, of assets at interest rates ranging from 6% to 9% per annum.

13.1.2.	The Group has financed the insurance policies with the IPFS Corporation with an interest rate of 4.6%.

13.1.3.    In January 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2020, the balance of the loan is $0.8 million (June 30, 2019: $1.1 million).

In November 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan.  The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. At June 30, 2020, the balance of the loan is $0.9 million (June 30, 2019: $1.04 million).

In October 2019, the Group’s subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non- revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly instalments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets. As of June 30, 2020, the balance of the loan is $0.6 million.

In March 2020, the Group’s subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2.0 million non-revolving demand loan with First Global Bank Limited.  Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan.  Each loan is to be paid in 36 equal monthly instalments, commencing 30 days after the first disbursement of loan funds.  The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited.  The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2020, the balance of the loan is $0.6 million.

13.2.	Line of credit

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Financial Institutions
PNC Bank, N.A.	13.2.1	19,830	33,521
Seacoast Business Funding	13.2.2	220	80
Heritage Bank of Commerce	13.2.3	1,425	2,425
		21,475	36,026

13.2.1.    In November 2013, the Group’s subsidiary Ibex Global Solutions, Inc. (formerly known as TRG Customer Solutions, Inc.)  entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million.  In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. In this agreement, Ibex Global Solutions, Inc. derives value from the choice of interest rates, depending on the rate selected. This value changes in response to the changes in the various interest rates alternatives. Thus, a derivative is embedded within the loan commitment. The part of the value associated with the loan commitment derivative (the embedded derivative part) is derived from the potential interest rate differential between the alternative rates. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc. The line of credit balance as of June 30, 2020 is $19.8 million (June 30, 2019: $33.5 million), as presented in Note 13.2.

 In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of June 30, 2020 is $2.3 million (June 30, 2019: $7.1 million).

In addition, the PNC Credit Facility was amended in June 2016 to include a $3.0 million non-revolving line of credit for purchases of equipment, which was drawn down in full, bearing interest at LIBOR plus a margin of 3.25%. The balance of this line as of June 30, 2020 is nil (June 30, 2019: $0.2 million), as presented in Note 13.1.

13.2.2.   In July 2011, a subsidiary of the Group, iSky, Inc. entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2020 was approximately 1.2% (June 30, 2019: 1.2%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms.

13.2.3.    In March 2015, the Group’s subsidiaries, Digital Globe Services, Inc., TelSatOnline, Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019.  In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC therefrom pursuant to its sale. Refer to Note 30.2.  Borrowings under the HBC Loan Agreement bear interest at the Prime Rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., TelSatOnline, Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2020 was $1.4 million (June 30, 2019: $2.4 million), as presented in Note 13.2.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable.  The term loan balance as of June 30, 2020 is $1.8 million (June 30, 2019: $1.0 million).

13.3.     In June 2015, the Group’s subsidiary, Ibex Global Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to Ibex Global Solutions, Inc. for accounts receivable owed to Ibex Global Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to Ibex Global Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 0.80% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2020 and 2019 averaged approximately 0.33% and 0.32% of net sales, respectively.

13.4.	Changes in liabilities arising from financing activities:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Balance of debt, July 1,	118,253	62,958	57,948
Changes from operating cash flows	(3,379)	458	-
Changes from financing cash flows	(33,746)	10,124	3,333
New assets (2018: finance leases)	24,295	89,771	1,857
Non cash item - disposal of subsidiary	-	(43,431)	-
Foreign exchange movement	547	(1,627)	(180)
Balance of debt, June 30,	105,970	118,253	62,958

13.5.      In June and July 2017, e-Telequote Insurance, Inc. issued $9.1 million and 1.0 million respectively, aggregate principal amount of 12.0% Senior Secured Notes due June 12, 2018 (the “2017 ETQ Notes”), guaranteed by TRGI, with an option of early settlement by the borrower. In May 2018, the e-TeleQuote Insurance Inc. renewed the facility and expanded the loan to $15.0 million on the same terms maturing on May 15, 2019. During the year ended June 30, 2019, the loan notes were paid in full.

14.	OTHER NON-CURRENT LIABILITIES

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Defined benefit scheme	14.1	677	356
Warrant liability	28	3,889	751
Phantom stock plan	19.2	411	441
Other	14.2	2,081	59
		7,058	1,607

14.1.	Defined benefit scheme

Two of the Group subsidiaries (“the Subsidiaries”) operate an unfunded defined benefit plan for qualifying employees.  Under this plan, the employees are entitled to one half month’s salary for every year of service, with six months or more of service considered as one year.  One half month’s salary has been defined to include the following:

•	15 days salary based on the latest salary rate,
•	cash equivalent to 5 days service incentive leave, and,
•	one - twelfth of the 13th month’s pay.

An employee is entitled to retirement benefits only upon attainment of a retirement age of 60 years and completion of at least five years of previously credited service. No other post-retirement benefits are provided to these employees.  The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on June 30, 2020. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30, 2020	June 30, 2019
	%	%
Discount rates	3.98%	5.93%
Expected rate of salary increase	2.00%	3.00%

Amounts recognized in the consolidated statement of profit or loss and other comprehensive income in respect of defined benefit scheme are as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Current service cost	100	107	274
Interest on obligation	21	22	36
Total	121	129	310

The amount included in the statement of financial position in other non-current liabilities arising from defined benefit obligations is as follows:

	June 30, 2020	June 30, 2019
	(US$’000)
Present value of unfunded defined benefit obligation	677	356
Net liability arising from defined benefit obligation	677	356

The movement in the present value of the defined benefit obligation in the current year is as follows:

	June 30, 2020	June 30, 2019
	(US$’000)
Present value of defined benefit obligation at the beginning of the year	356	314
Foreign exchange movements	16	22
Current service cost	100	107
Interest cost	21	22
Actuarial gains	184	(109)
Present value of defined benefit obligation at the end of the year	677	356

The subsidiaries are yet to contribute to the plan asset as of June 30, 2020.

14.2.       This includes deferred social security payment amounting to $1.8 million as of June 30, 2020 (June 30, 2019: nil). For more detail refer note 24.

15.	TRADE AND OTHER PAYABLES

	Note	June 30, 2020	June 30, 2019
		(US$’000)
Trade creditors		10,354	9,927
Accrued expenses		12,060	8,105
Accrued compensation	15.1	30,009	24,061
Provision	15.2	-	4,426
Cash flow hedge	15.3	518	-
Others		272	371
		53,213	46,890

15.1.	Accrued compensation includes payroll and related costs as of June 30, 2020.

15.2.	Represents the provision related to the legal settlement during the year ended June 30, 2019. Please refer to Note 16.1.1.

15.3.	This includes $0.5 million relating to change in fair value of interest rate swap and recognized in other comprehensive income during the year ended June 30, 2020 (June 30, 2019: nil).

16.	CONTINGENCIES AND COMMITMENTS

16.1.	Contingencies

The Group is subject to claims and lawsuits filed in the ordinary course of business. Although management does not believe that any such proceedings other than those noted below will have material adverse effect going forward, no assurances to that effect can be given based on the uncertainty of litigation and demands of third parties. Group only records a liability for pending litigation and claims where losses are both probable and reasonably estimable.

16.1.1.	The significant claims or legal proceedings against subsidiaries of the Group are as follows:

A case was filed in November 2014 in the US District Court of Tennessee as a collective action under the US Fair Labor Standards Act (FLSA) and Tennessee law, alleging that plaintiffs were forced to work without being paid for the “off the clock” time. In December 2014, a similar FLSA collection action case was filed against IBEX Global Solutions in the US District Court for the District of Columbia. In February 2015, the two cases were consolidated in Tennessee (the “Consolidated Action”) and plaintiffs agreed to submit all claims to binding arbitration before the American Arbitration Association. Presently, there are approximately 3,500 individuals who have opted into the FLSA class action claims, and there are pending wage and hour class action claims under various state laws (“Rule 23 Claims”) involving approximately 21,000 potential class action claimants. In April 2019, the parties engaged in a Mediation. On June 14, 2019, the parties entered into a Settlement Agreement, which was approved by the arbitrator on June 19, 2019. Pursuant to the Settlement Agreement, all claimants under both the FLSA and the Rule 23 Claims were required to fill out and send a claim form to the Third-Party Administrator within the claim period ending on October 15, 2019 in order to receive funds under the settlement. Subsequent to June 30, 2019, Ibex funded $3.4 million toward the settlement fund provided under the Settlement Agreement. This amount covered 100% of the possible claims under the FLSA, as well as plaintiffs’ attorney fees, administration costs and service awards. These amounts exclude any amounts for the Rule 23 Claims. Any funds not claimed pursuant to the FLSA portion of the settlement will revert to Ibex. Pursuant to the Settlement Agreement, there is $2.2 million allocated to the settlement of claims for the Rule 23 class members. The exact amount of recovery with respect to the Rule 23 Claims depends upon the claim forms properly and timely returned to the Third-Party Administrator. The claim period closed on October 15, 2019 and as of that date, claim forms properly and timely returned for the Rule 23 Class Members accounted for $1.2 million of the $2.2 million allocated funds for the Rule 23 class. On November 7, 2019, the parties appeared before the Arbitrator and the Arbitrator approved the Final Order. On November 20, 2019, payment was made by the Company to the Qualified Settlement Fund in the amount of $1.2 million for payment in full of all Rule 23 Claims and any Company tax obligations for payments to such individuals, and the matter is effectively closed. On July 15, 2020 this matter was dismissed with prejudice pursuant to an Agreed Stipulation of Dismissal with Prejudice.

On July 26, 2018, Digital Globe Services, Inc. received an indemnification notice related to AllConnect, Inc. v. Kandela LLC Case No. 2:18-cv-05959SJO (SSx) pending in the U.S. District Court for the Central District of California, Wester Division, relating to patent infringement for certain call center search for services capabilities provided by Digital Globe Services, Inc. under the Dealer Network Agreement entered into in 2014 between Kandela LLC and Digital Globe Services, Inc. via its “BundleDealer.com” portal. On June 03, 2020, AllConnect, Inc. and Kandela LLC entered into a settlement agreement, and Digital Globe Services, Inc. agreed to pay $0.03 million of Kandela LLC’s legal fees and expenses incurred in connection with Kandela LLC’s defense of the matter. On June 5, 2020, pursuant to settlement and joint stipulation, the court dismissed the claims of Allconnect with prejudice.

In addition, the Company is subject to other routine legal proceedings, claims, and litigation in the ordinary course of its business. Defending lawsuits requires significant management attention and financial resources and the outcome of any litigation, including the matters described above, is inherently uncertain. The Company does not, however, currently expect that the costs to resolve these routine matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

16.2.	Commitments

16.2.1.   IBEX Global Solutions Limited has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in May 2017 for a three-year term with the minimum annual commitment for $0.6 million and it is expected to be renewed on August 1, 2020. The agreement has a provision for an early termination at its one-year anniversary with a sixty day written notice. A second carrier agreement was signed in August 2017 for a three-year term with minimum annual commitment for $1.1 million.

16.2.2.  IBEX Global Solutions Limited is also subject to early termination provisions in certain telecommunications contracts, which if enforced by the telecommunications providers, would subject IBEX Global Solutions to the obligation to pay early termination fees. To date, these early termination provisions have not been triggered by IBEX Global Solutions and in most cases would be equal to the unfulfilled terms of the contract.

16.2.3.    On November 27, 2017, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.4 million in favor of the Group’s subsidiary Ibex Global Solutions, Inc. to the benefit of Digicel (Jamaica) Limited to guarantee the payment of base rent for the property rented by the Group’s subsidiary IBEX Global Jamaica Limited. With effect from March 1, 2018, the amount of irrevocable standby letter of credit was increased to $0.5 million. The letter of credit was renewed on December 13, 2019 for one year.

16.2.4.    On January 19, 2018, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.3 million in favor of TRG Customer Solutions, Inc. d/b/a IBEX Global Solutions to the benefit of First Global Bank Limited to guarantee the payment of loan received by the Group’s subsidiary IBEX Global Jamaica Limited. This letter of credit expired on July 19, 2018, as allowed by the agreement with First Global Bank.

17.	FINANCE EXPENSES

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Interest on borrowings	2,453	2,858	1,955
Factoring Fees	186	242	280
Finance charges on finance lease assets	-	-	492
Finance charges - right of use assets	6,457	4,394	-
Bank charges	332	215	366
Total	9,428	7,709	3,093

Finance expenses from discontinued operations	-	5,674	2,243

18.	INCOME TAXES

The major components of income tax expense / (benefit) are:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Current tax:
Current year	1,850	836	715
Change in estimates related to prior year	201	(21)	58
	2,051	815	773
Deferred tax:
Origination and reversal of temporary differences	1,923	8,427	(3,899)
Changes in tax rates	270	(124)	3,072
Recognition of previously unrecognised tax losses	(1,907)	(702)	-
Recognition of previously unrecognised net deductible temporary differences	(22)	29	-
	264	7,630	(827)

Total expense / (benefit) for the year	2,315	8,445	(54)

Income tax expense is attributable to:
	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Income tax expense / (benefit) from continuing operations	2,315	3,615	(108)
Income tax expense from discontinued operations	-	4,830	54
Total	2,315	8,445	(54)

The Group’s U.S. tax provision include the following U.S. entities: Ibex Global Solutions, Inc., Digital Globe Services, Inc., iSky Inc. and e-Telequote Insurance, Inc. which file separate income tax returns in the US. Group tax provision also include various foreign subsidiaries based in the UK, EU, Canada, Jamaica, Nicaragua, Pakistan, Senegal, and Philippines. These entities file income tax returns in their respective jurisdictions. No income tax provision has been calculated for holding companies (the Holding Company, IBEX Global Limited, DGS Limited and Etelequote Limited), as they are Bermuda based and there is no corporate income tax in Bermuda.

Deferred tax expense includes a non-recurring benefit of $0.61 million related to change in revenue and related costs recognition under IFRS15 - Revenue from contracts with customers. Furthermore, deferred tax expense for the year ended June 30, 2019 includes a non-recurring expense of $3.1 million on cancellation of legacy ESOP plan.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating losses and tax credit carry forwards.  Deferred tax assets and liabilities are measured using the enacted tax rates that will apply to taxable income in the periods the deferred tax item is expected to be settled or realised. The tax effects of the Group’s temporary differences and carry forwards are as follows:

Tax effect of deductible / (taxable) temporary differences

	June 30, 2020	June 30, 2019
	(US$’000)
Deductible temporary differences:
− Provisions and write-offs against accounts receivable	85	204
− Unpaid accrued expenses / compensation	687	530
− Deferred revenue and credits	-	31
− Net operating losses	1,629	1,998
− Property and equipment	348	508
− Lease liability (right of use assets)	5,101	6,768
− Intangible assets	-	-
	7,850	10,039
Taxable temporary differences:
− Property and equipment	(105)	(49)
− Right of use assets	(4,661)	(6,581)
− Intangible assets	(978)	(1,039)
	(5,744)	(7,669)
Net deferred tax assets	2,106	2,370

Movement in deferred tax assets / (liability):

	June 30, 2020	June 30, 2019
	(US$’000)
Opening deferred tax assets	2,370	5,219
Deferred tax benefits / (expense)	(264)	(7,630)
Foreign exchange and other rate differences	-	(49)
Sale of subsidiary	-	4,830
Net deferred tax assets	2,106	2,370

A deferred tax asset has not been recognized for the following gross amounts:

	June 30, 2020	June 30, 2019
	(US$’000)
Unused tax losses	25,320	29,285
Deductible temporary differences	253	2,188
Unused tax losses and deductible differences - unrecognized	25,573	31,473

Deferred tax asset arising on the above amounts has not been recognized in these consolidated financial statements, as the management is of the prudent view that it is not probable that sufficient taxable profit will be available in the foreseeable future against which these temporary differences and unused tax losses can be utilized. Other factors considered include cumulative losses in recent years and non-existence of future reversals of existing taxable temporary differences. The unused tax losses will begin to expire in 2027.

At June 30 2020, the Group’s US federal and state net operating loss carry forward for income tax purposes are $20.6 million (June 30, 2019: $26.7 million) and $26.6 million (June 30, 2019: $31.9 million) respectively which will begin to expire in 2029. The Group’s Canadian subsidiary has net operating loss carry forward of $2.2 million (June 30, 2019: $2.2 million), expiring over the period 2027 through 2037.  The Group’s UK and European subsidiaries have net operating loss carry forward of $3.9 million (June 30, 2019: $6.9 million) which can be carried forward indefinitely. The Group’s Luxembourg subsidiary has net operating loss of $1.2 million (June 30, 2019: Nil) which will begin to expire in 2037. The Group’s subsidiary in Senegal has net operating loss carry forward of $2.9 million (June 30, 2019: $1.7 million) expiring over the period 2021 through 2024. These amounts are based on the income tax returns filed for the year ended June 30, 2019 and estimated amounts for the year ended June 30, 2020.

During the fiscal year ended June 30, 2019, the Group’s subsidiary in Luxembourg was challenged by the tax authorities on a certain tax exemption. Luxembourg tax authorities issued an assessment for tax year 2014, denying the exemption. The Group filed a petition to Luxembourg tax office to challenge this position. In response to formal petition, the Group received a revised tax assessment from Luxembourg tax authorities on June 17, 2020. Luxembourg tax authorities have accepted Group’s tax position and allowed the tax exemption. Hence, this tax dispute has been resolved.

On December 22, 2017, the United States signed into law H.R.1 Bill, originally known as the “Tax Cuts and Jobs Act”. The Tax Cuts and Jobs Act (TCJA) has reduced the US federal corporate income tax rate from the existing rate of 35% to 21% with effect from January 1, 2018. Other significant changes introduced by TCJA include limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”).

The Group is subject to income tax in several jurisdictions and significant judgement is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Group recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. The Group has adopted IFRIC 23 effective from July 1, 2019 and reassessed its judgements and estimates related to income tax treatments in various jurisdictions. There are no material uncertain tax treatments that would require adjustment to the income tax expense.

There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

Reconciliation of effective tax rate

Below is a reconciliation of tax expense and the accounting profit. As the Group’s key income generating operations are based in the US, United States blended federal income tax rate of 21% is used for the purpose of this reconciliation:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Profit / (loss) for the year	7,770	10,965	(15,881)
Income tax expense / (benefit)	2,315	8,445	(54)
Net profit / (loss) before income tax	10,085	19,410	(15,935)

	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2018
	(%)	(US$’000)	(%)	(US$’000)	(%)	(US$’000)
Income tax (benefit) using the applicable tax rate	21.0%	2,118	21.0%	4,230	28.0%	(4,470)
State taxes (net of federal tax effect)	12.9%	1,303	5.3%	1,073	3.6%	(583)
Effect of tax and exchange rates in foreign jurisdictions	-7.7%	(776)	5.1%	1,043	-19.0%	3,033
Foreign subsidiaries taxed at lower rate or tax exempt	1.9%	191	-1.9%	(380)	-28.0%	4,525
Non-deductible expenses / exempt income	3.3%	328	2.3%	470	-1.0%	93
Cancellation of legacy ESOP plan	-%	-	15.2%	3,104	-%	-
Effect of disposal of subsidiaries	-%	-	-2.0%	(403)	-3.2%	505
Prior year provision / other items	-3.2%	(320)	0.4%	73	-1.0%	128
Unrecognized losses utilized during the year	10.1%	1,018	-%	-	-%	-
Change in unrecognized temporary differences	-15.3%	(1,547)	-3.7%	(765)	21.0%	(3,285)
	23.0%	2,315	41.7%	8,445	0.4%	(54)

19.	SHARE OPTION PLANS

The share based payments expenses in the consolidated statements of profit or loss and other comprehensive income consist of the following:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Predecessor Stock Plan	-	-	154
2017 IBEX Stock Plan	-	4,132	7,475
Phantom Stock Plan	(31)	(300)	757
2018 Restricted Stock Awards (RSA)	95	255	-
2020 Long term Incentive Plan	295	-	-
Total	359	4,087	8,386

Share-based payments from discontinued operations	-	875	1,299

19.1.	2017 IBEX Stock Plan

On June 20, 2017, our board of directors and shareholders approved and adopted the Holding Company’s 2017 Stock Plan, as amended and restated on October 6, 2017 (the ‘‘2017 IBEX Plan’’). On February 21, 2018, the Company amended and restated its 2017 Stock Plan, increasing the maximum number of common shares of the Company that may be issued from 1,798,019 to 2,559,323.

On March 16, 2018, we effectuated a 1.11650536356898-to-1 reverse share split.

Purpose

We believe that the 2017 IBEX Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2017 IBEX Plan provides for grants of stock options and restricted stock awards.

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory stock options and restricted stock awards under the 2017 IBEX Plan, but only employees of our company will be eligible to receive incentive stock options.

Administration

The 2017 IBEX Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2017 IBEX Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2017 IBEX Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2017 IBEX Plan and any agreements related to awards granted under the 2017 IBEX Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2017 IBEX Plan.

Available Shares

The number of common shares that we may issue with respect to awards granted under the 2017 IBEX Plan will not exceed an aggregate of 2,559,323. This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award will be available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations will be treated as not issued and will continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares will again be available for future grant under the 2017 IBEX Plan.

Award Agreements

Awards granted under the 2017 IBEX Plan will be evidenced by award agreements, which need not be identical and which will be modified to the extent necessary to comply with applicable law in the relevant jurisdiction of the respective participant, that provide additional terms of the award, as determined by the administrator.

Stock Options

The 2017 IBEX Plan allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees may receive incentive stock option awards. The term of each option may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of a common share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options may be accelerated by the administrator.

Restricted Stock

The 2017 IBEX Plan allows the administrator to grant restricted stock awards. Once the restricted stock is purchased or received, the participant will have the rights equivalent to those of a holder of our common shares, and will be a record holder when his or her purchase and the issuance of the common shares is entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we will have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2017 IBEX Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2017 IBEX Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2017 IBEX Plan became effective on June 20, 2017 and will expire on June 20, 2027 unless terminated earlier by the board of directors.

In December 2017, the Group granted 1,778,569 stock options to its employees of which 480,128 were vested. The remaining options will vest over periods of three to four years. There were no restricted stock awards granted in the same period. The weighted average exercise price of stock options granted was $6.81.

The fair value of share options granted was determined to be $8.428 per option.

The Group estimates the fair value of its stock options on the date of the grant using the Black Scholes option pricing model, which requires the use of certain estimates and assumptions that affect the reported amount of share-based compensation cost recognized in the profit or loss. These include estimates of the fair value of common shares, the expected term of stock options, expected volatility of the Holding Company’s common shares, expected dividends and the risk-free interest rate:

Fair value of common shares

The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.

Expected term

The expected term of options granted is 4.92 years. The Group assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 35.6% at the time of grant calculations.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted was 2.26%.

A summary of the stock options outstanding and exercisable as of June 30, 2020 and 2019 are as follows:

	2020		2019
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	-	-	6.81	1,633,170
Options granted during the period	-	-	-	-
Options exercised during the period	-	-	-	-
Options forfeited / cancelled / expired during the period	-	-	(6.81)	(1,633,170)
Options outstanding as of end of the period	-	-	-	-

Options exercisable as of end of the period		-		-

On December 28, 2018, the 2017 IBEX Plan was terminated pursuant to Section 11 of the 2017 IBEX Plan.  Pursuant to the termination of the Plan, all stock options under the 2017 IBEX Plan were cancelled. The Group recognized $4.9 million expense during the year ended June 30, 2019 including $3.2 million of additional expense to fully write off the plan

19.2.	Phantom Stock Plans

In February of 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote(Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March of 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the ‘‘Phantom Stock Plans’’), which provide for grants of ‘‘phantom stock options’’ to certain of their executive officers and employees. Each Phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of the Holding Company at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000).

Fair value of common shares

The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.

Expected term

The expected term of options granted is 4.65 - 4.67 years. In estimating the expected term, the subsidiary assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 47.7%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2020 was 1.2%.

Those issued in February 2018 and March 2018 have a fair value of $8.458 and $8.464 per option respectively. A roll forward of the Phantom Shares are as follows:

	2020		2019
	Weighted average exercise price	Share Options (Number)	Weighted average exercise price	Share Options (Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	54,575	6.81	182,675
Options granted during the period	-	-	-	-
Options exercised during the period	-	-	-	-
Options forfeited / cancelled / expired during the period	-	-	-	(128,100)
Options outstanding as of end of the period	6.81	54,575	6.81	54,575

Options exercisable as of end of the period	6.81	45,684	6.81	41,993

A summary of the stock options outstanding and exercisable as of June 30, 2020 is as follows:

Exercise price or range US$	Number	Options outstanding Weighted average remaining life (years)	Weighted average exercise price US$	Number	Options exercisable Weighted average remaining life (years)	Weighted average exercise price US$
6.81	54,575	2.66	6.81	48,212	1.58	6.81

The weighted average fair value of the Phantom stock options as of June 30, 2020 is $6.81 (June 30, 2019: $8.46). For the year ended June 30, 2020, the Subsidiaries recognized an expense of share-based payment amounting to ($0.03 million) (June 30, 2019: $0.6 million). There were no Phantom Stock options with intrinsic value as of June 30, 2020. The liability under the Phantom stock option plan as of June 30, 2020 was $0.4 million included as other non-current liabilities in Note 14.

As of June 30, 2020, the unrecognized compensation expense associated with the phantom stock plan was $0.0 million and it will be recognized over the period of 19 months from the end of June 30, 2020.

On December 28, 2018, the Board of Directors, pursuant to a provision in the Phantom Stock Plans terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA.  All phantom stock options under these specific Phantom Stock Plans were cancelled upon termination of the identified Phantom Stock Plans. The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remain in effect. The Group reversed the expense of $0.9 million of phantom stock in connection to forfeiture for vesting conditions not being met during the year ended June 30, 2019.

19.3.	2018 Restricted Stock Award Program

On December 21, 2018, our board of directors and shareholders approved and adopted the Holding Company’s 2018 Restricted Share Plan (the “2018 RSA Plan”). The following description of the 2018 RSA Plan is as follows.

Purpose

We believe that the 2018 RSA Plan will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2018 RSA Plan provides for grants of Restricted Share awards entitling recipients to acquire Class B Common Shares (“Restricted Shares”), subject to the right of the Holding Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by our board of directors in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by our board of directors for such Restricted Share award.

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory Restricted Share awards under the 2018 RSA Plan, but only employees of our company will be eligible to receive incentive stock awards

Administration

The 2018 RSA Plan is administered by our board of directors, a committee (or subcommittee) appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2018 RSA Plan and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2018 RSA Plan, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2018 RSA Plan and any agreements related to awards granted under the 2018 RSA Plan. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2018 RSA Plan.

Available Shares

Subject to adjustment, Restricted Share awards may be granted under the Plan for up to 2,559,323.13 Class B common shares, $0.000111650536 par value per Class B common share, of the Group (the “Class B Common Shares”). Restricted Shares issued under the 2018 RSA Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions.

If any Restricted Share award expires or is forfeited in whole or in part (including as the result of Class B Common Shares subject to such Restricted Share award being repurchased by the Company pursuant to a contractual repurchase right or being forfeited back to the Company), the unused Class B Common Shares covered by such Restricted Share award shall again be available for the grant of Restricted Shares.  Additionally, any Class B Common Shares delivered to the Company by a participant to either used to purchase additional Restricted Shares or to satisfy the applicable tax withholding obligations with respect to Restricted Shares (including shares retained from the Restricted Share award creating the tax obligation) shall be added back to the number of shares available for the future grant of Restricted Shares.

Restricted Shares

The board of directors may grant Restricted Share awards entitling recipients to acquire Class B Common Shares (“Restricted Shares”), subject to the right of the Company to repurchase all or part of such Restricted Shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the board of directors in the applicable Restricted Share award are not satisfied prior to the end of the applicable restriction period or periods established by the board of directors for such Restricted Share award.

The board of directors shall determine the terms and conditions of a Restricted Share award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2018 RSA Plan but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2018 RSA Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

The 2018 RSA Plan in December 2018 granted 2,373,374 shares, of which 721,596 shares vested on December 31, 2018.  The remaining awards will vest between 13 months to 4 years, depending on the individual.

Fair value of common shares

The fair market value per share at the time of issuance was $0.61 which was derived from using the Monte Carlo simulation.

Expected term

The expected term of options granted is 3.84 years. The Group assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable companies of 26.0%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2020 was 2.87%.

The Company has bifurcated the 2018 RSA Plan into three categories based on the vesting conditions and vesting period of the Restricted Share awards:

•	2018 RSA Plan – Non-Executive Management

•	2018 RSA Plan Non-Performance – Executive Leadership Team

•	2018 RSA Plan Performance – Executive Leadership Team

2018 RSA Plan – Non-Executive Management

A summary of the Restricted Share awards (“RSAs”) outstanding and exercisable as of June 30, 2020 and June 30, 2019 are as follows:

	2020		2019
	Grant Date Fair Market Value	RSA (Number)	Grant Date Fair Market Value	RSA (Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	916,929	-	-
RSAs granted during the period	-	-	0.61	916,929
RSAs exercised during the period	-	-	-	-
RSAs forfeited / cancelled / expired during the period	(0.61)	(266,736)	-	-
RSAs outstanding as of end of the period	0.61	650,193	0.61	916,929

RSAs vested as of end of the period	0.61	481,859	0.61	438,638

The 928,124 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 13 months to four years.

As of June 30, 2020 and June 30, 2019, 481,859, or 74.1% and 438,638, or 47.8% respectively, of the outstanding Restricted Share awards have vested. The Company recognized the amount of stock compensation expense for Restricted Share awards initially vesting on the first vesting date. The total expense recognized during the year ended June 30, 2020 and June 30, 2019 was $0.1 million and $0.3 million, respectively.

As of June 30, 2020, the unrecognized compensation expense associated with the Restricted Share awards was $0.1 million, and it will be recognized over the period of 19 months from the end of June 30, 2020.

2018 RSA Plan Non-Performance – Executive Leadership Team

Members of executive management are primarily based in the United States.  All U.S.-based members of executive management have filed an 83(b) election, which provides that such equity be taxed by the Internal Revenue Service (the “IRS”) at the time of grant, rather than at the time of vesting and shall result in such Restricted Share awards being taxed as capital gains rather than ordinary income. All U.S. members of executive leadership team have purchased the Restricted Shares through a promissory note, which is subject to 3% interest (the “Notes”).  The Notes are considered to be a related party loan (see Related Party Transactions, Note 23). The Notes are a 50% / 50% split between recourse and non–recourse, with the non-recourse portion being secured by those Restricted Shares issued to the borrower. The Group did not record the expense of the both recourse and non–recourse components.

A summary of the Restricted Share awards outstanding and exercisable as of June 30, 2020 and June 30, 2019 are as follows:

	2020		2019
	Grant Date Fair Market Value	RSA (Number)	Grant Date Fair Market Value	RSA (Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	1,006,519	-	-
RSAs granted during the period	-	-	0.61	1,006,519
RSAs exercised during the period	-	-	-	-
RSAs forfeited / cancelled / expired during the period	0.61	(87,800)	-	-
RSAs outstanding as of end of the period	0.61	918,719	0.61	1,006,519

RSAs vested as of end of the period	0.61	647,702	0.61	518,197

The 970,893 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 24 months to four years.

As of June 30, 2020 and June 30, 2019, 647,702, or 70.5% and 518,197, or 51.5%, respectively, of the outstanding Restricted Share awards have vested.

2018 RSA Plan Performance – Executive Leadership Team

Performance-based Restricted Share awards vest based on certain performance criteria, which are:

•	the consummation of a successful initial public offering on or before December 31, 2019: The restricted shares allotted to this criteria are 170,680.

•
an initial public offering of the Group’s class A common shares, and thereafter, the average price per share traded in such public market equals or exceeds $17.42 per share at any point in time: The restricted shares allotted to this criteria are 103,264.

•	meeting specific revenue and EBITDA targets during the period from January 1, 2019 to December 31, 2019: The restricted shares allotted to this criteria are 10,000.

	2020		2019
	Grant Date Fair Market Value	RSA (Number)	Grant Date Fair Market Value	RSA (Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	449,926	-	-
RSAs granted during the period	-	-	0.61	449,926
RSAs exercised during the period	-	-	-	-
RSAs forfeited / cancelled / expired during the period	0.61	(177,178)	-	-
RSAs outstanding as of end of the period	0.61	272,748	0.61	449,926

RSAs vested as of end of the period	0.61	46,809	0.61	-

As of June 30, 2020 and June 30, 2019, 46,809, or 17.2% and nil, or nil%, respectively, of the outstanding Restricted Share awards have vested.

On December 23, 2019, the Company entered into amendments to the restricted share awards with certain members of management and directors (the ‘2019 RSA Amendments’) covering an aggregate of 103,264 restricted common shares. The terms of the original restricted share awards provided for vesting upon an initial public offering on a public exchange in the United States by December 31, 2019.  The 2019 RSA Amendments provide for an extension of the date by which such initial public offering must occur to June 30, 2020. There would be no change in the fair value per share due to the modification. These RSA agreements were further amended on June 30, 2020 as referred below:

On January 28, 2020, the board of directors of the Company deemed certain performance triggers to be achieved with respect to restricted share awards with certain members of management and directors (the ‘2020 RSA Amendments’) covering an aggregate of 67,176 restricted common shares. The terms of the valuation trigger associated with such RSAs were not modified. The fair value of certain of the common shares subject to the RSAs were not changed due to the modification.

On May 20, 2020, the Board of Directors approved extraordinary payment to the members of  executive management, in the amount set forth for each individual, to be paid directly to the Company in satisfaction in full of the Promissory Note entered into by each individual at the time of issuance of Restricted Stock Award Plan, including a tax gross up to cover any tax implications that may result from repayment of such loan on behalf of the individual which shall be withheld and paid directly to the IRS and that such Promissory Note shall be effectively cancelled upon payment.

On June 30, 2020, the Company entered into further amendments to the restricted share awards with certain members of management and directors (the ‘2020 RSA Amendments’) covering an aggregate of 78,264 restricted common shares. The terms of the original restricted share awards (amended by 2019 RSA amendments) provided for vesting upon an initial public offering on a public exchange in the United States by June 30, 2020.  The 2020 RSA Amendments provide for an extension of the date by which such initial public offering must occur to December 31, 2020. The fair value per share were not changed due to this modification.

The Group will not issue further shares under this 2018 RSA plan and that the remaining shares of 707,535 were transferred to the 2020 Long Term Incentive Plan (Note 19.4) on May 20, 2020.

Please refer to Note 30.2 for the Restricted Share awards repurchased from Etelequote Limited employees during the year ended June 30, 2020.

19.4.	2020 Long term incentive plan

On June 30, 2020, our board of directors and shareholders approved and adopted the Holding Company’s 2020 Long term incentive plan (the “2020 LTIP”). The following description of the 2020 LTIP is as follows.

Purpose

We believe that the 2020 LTIP will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2020 LTIP provides for grants of stock options.

Eligibility

Selected employees, consultants or directors of our company or our subsidiaries will be eligible to receive non-statutory Restricted Share awards under the 2020 LTIP, but only employees of our company will be eligible to receive incentive stock awards

Administration

The 2020 LTIP is administered by our administrator appointed by our board of directors, or any combination, as determined by our board of directors. Subject to the provisions of the 2020 LTIP and, in the case of a committee (or subcommittee), the specific duties delegated by our board of directors to such committee (or subcommittee), the administrator has the authority to, among other things, determine the per share fair market value of our common shares, select the individuals to whom awards may be granted; determine the number of shares covered by each award, approve the form(s) of agreement(s) and other related documents used under the 2020 LTIP, determine the terms and conditions of awards, amend outstanding awards, establish the terms of and implement an option exchange program, and construe and interpret the terms of the 2020 LTIP and any agreements related to awards granted under the 2020 LTIP. Our board of directors may also delegate authority to one of more of our officers to make awards under the 2020 LTIP.

Available Shares

The number of common shares that we may issue with respect to awards granted under the 2020 LTIP will not exceed an aggregate of 1,287,326.13. This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award will be available for further awards under the 2020 LTIP. Common shares used to pay the exercise or purchase price of an award or tax obligations will be treated as not issued and will continue to be available under the 2020 LTIP. Common shares issued under the 2020 LTIP and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares will again be available for future grant under the 2020 LTIP.

Stock Options

The 2020 LTIP allows the administrator to grant incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or non-statutory stock options. Only our employees may receive incentive stock option awards. The term of each option may not exceed ten years. No incentive stock option or non-qualified stock option may have an exercise price less than the fair market value of a common share at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the administrator at grant and the exercisability of such options may be accelerated by the administrator.

Restricted Stock

The 2020 LTIP allows the administrator to grant restricted stock awards. Once the restricted stock is purchased or received, the participant will have the rights equivalent to those of a holder of our common shares, and will be a record holder when his or her purchase and the issuance of the common shares is entered upon the records of our duly authorized transfer agent. Unless otherwise determined by the administrator, we will have a right to repurchase any grants of restricted stock upon a recipient’s voluntary or involuntary termination of employment for any reason at a price equal to the original purchase price of such restricted stock.

Stockholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination

Our board of directors may, at any time, amend or terminate the 2020 LTIP but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent.

Transferability

Subject to certain limited exceptions, awards granted under the 2020 LTIP may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Effective Date; Term

On June 30, 2020 the Company’s board of directors approved the issuance of 338,432 options, of which 40,500 options were vested on June 30, 2020.  The remaining awards will vest between 13 months to 4 years, depending on the individual.

Fair value of common shares

The fair market value per share at the time of issuance was $12.66 which was derived from using the Monte Carlo simulation.

Expected term

The expected term of options granted is 10 years. The Group assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable companies of 47.7%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2020 was 1.2%.

	2020
	Weighted average exercise price	Share Options (Number)
	(US$)
Options outstanding as of beginning of the period	12.75	338,432
Options granted during the period	-	-
Options exercised during the period	-	-
Options forfeited / cancelled / expired during the period	-	-
Options outstanding as of end of the period	12.75	338,432

Options exercisable as of end of the period	12.75	40,500

The 338,432 options granted under the 2020 LTIP on June 30, 2020 vest over time, with an initial portion vesting at June 30, 2020 and the remainder vesting equally on a monthly basis for a period of 13 months to four years.

The total expense recognized during the fiscal year ended June 30, 2020 was $0.3 million.

As of June 30, 2020, the unrecognized compensation expense associated with the Long term Incentive Plan was $2.2 million, and it will be recognized over the period of 48 months from the end of June 30, 2020.

The Group recognized $1.3 million and $4.9 million of stock based compensation expense (including 2017 IBEX stock plan, Phantom stock plan and 2018 RSA Plan) for the year ended June 30, 2020 and 2019 respectively including nil and $0.9 million for the year ended June 30, 2020 and 2019 respectively related to disposal of subsidiary (see Note 30.2).

20.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is calculated by dividing the profit attributable to equity holders of the Holding Company by the weighted average number of ordinary shares in issue and the potential ordinary shares.

On December 21, 2018, the Group cancelled the 2017 IBEX Plan (see Note 19) and issued Restricted Stock Awards (the RSA Plan). At June 30, 2020 there were 1,176,370 vested out of the 1,841,660 awards that have vested. The unvested shares of 665,291 have a small dilutive impact to the Earnings / (Loss) Per Share. On June 30, 2020, the Group issued LTIP (see Note 19), there were 40,500 options vested out of 338,432 options issued. The remaining unvested options have an anti-dilutive impact. Additionally, 288,748 warrant shares have vested and are a component of the basic per share calculation. The remaining unvested warrant shares have an anti – dilutive impact.

As required under IAS 33:26, where changes in a company’s share capital structure result in changes to the number of ordinary shares in issue without a corresponding change in resources, it is necessary to adjust the number of ordinary shares disclosed for comparative periods to reflect these changes. The changes in the Company’s equity structure in December 2018, had the effect of re – designating all of the shares in issue at June 30, 2018 into Series A, B, and C preferred convertible shares.

The Series A, B and C preferred convertible shares, do not meet the definition of ordinary shares under IAS 33 because of their preferred participation rights, under which Series B and C are entitled to receive total dividends of $91.8 million subsequent to Series A receiving the first $9.5 million in dividends before dividends may be paid on the Class A and B Common Shares. No dividends have been paid on these shares to date. Accordingly the company’s Class A and Class B common shares are deemed to be the only ordinary shares for purposes of calculating earnings per share.

As the income for the year ended June 30, 2020 and June 30, 2019, and the loss for the year ended June 30, 2018, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the company has been assessed as $0.

For the year ended June 30, 2020, a voluntary conversion of the Series A, B and C preferred convertible shares would be antidilutive, because all shares of the company would become ordinary shares and the income for the period would be attributable to all such shares. For the year ended June 30, 2020 the effect of conversion would be dilutive as the company recorded a loss for that year from continuing operations.

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Total - Income attributable to shareholders of the Holding Company	7,770	10,965	(15,881)
Continuing operations - Income / (loss) attributable to shareholders of the Holding Company	7,770	(4,519)	(20,762)

Total – Income attributable to ordinary shareholders of the company	-	-	-
Continuing operations – Income attributable to ordinary shareholders of the company	-	-	-

		(Shares)
Weighted average number of ordinary shares - basic	1,176,370	956,835	-

		(US$)
Total - Basic earnings per share	-	-	-
Continuing operations - Basic per share	-	-	-

		(Shares)
Weighted average number of ordinary shares - diluted	12,936,962	12,461,182	11,195,649

		(US$)
Total - Diluted earnings per share	-	-	(1.42)
Continuing operations - Diluted loss per share	-	(0.36)	(1.85)

As of June 30, 2020 (prior to IPO) the Series A, B and C preferred convertible shares as defined in Note 12, do not meet the definition of ordinary shares under IAS 33 because of their preferred participation rights, under which Series B and C are entitled to receive total dividends of $91.8 million subsequent to Series A receiving the first $9.5 million in dividends before dividends may be paid on the Class A and B Common Shares. No dividends have been paid on these shares as of June 30, 2020.

Earnings per share amounts are not adjusted for the transactions included in note 31 related to IPO, occurring after the June 30, 2020 because such transactions do not affect the amount of share capital used to produce profit or loss for the year.

21.	DIVIDEND DISTRIBUTION

One of the subsidiaries of IBEX Limited has declared and paid $ 0.1 million during the year ended June 30, 2020. No dividends were declared or paid during the year ended June 30, 2019. One of the subsidiaries of the Group paid a dividend liability of $1.6 million during the year ended June 30, 2019 which was declared in year ended June 30, 2017.

22.	FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and currency risk), credit risk and liquidity risk. The Board of Directors has the overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in the market conditions and the Group’s activities. The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

A summary of the financial instruments held by category is provided below:

	June 30, 2020	June 30, 2019
	(US$’000)
Financial assets - amortized cost
Deposits	3,427	3,303
Trade receivables	53,436	63,025
Other receivables	4,406	3,587
Due from related parties	1,587	1,768
Cash and cash equivalents	21,870	8,873
	84,726	80,556
Financial liabilities - amortized cost
Lease liabilities	74,712	69,234
Borrowings	31,258	49,019
Trade and other payables	25,773	19,870
Due to related parties	5,739	6,169
	137,482	144,292
Financial liabilities – fair value through profit and loss
Warrant liabilities (Note 28)	3,889	751
	3,889	751

Financial liabilities – fair value through other comprehensive income
Cash flow hedge (Note 15)	518	-
	518	-

Movement of Warrant liabilities as of June 30, 2020 and 2019:

	June 30, 2020	June 30, 2019
	(US$’000)
Opening balance	751	965
Fair Value Adjustment	2,305	(364)
Warrants vested during the year	833	150
Closing balance	3,889	751

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

		June 30, 2020	June 30, 2019
		(US$’000)
Financial liabilities – fair value through profit and loss	Fair value hierarchy
Warrant liabilities (Note 28)	Level 3	3,889	751

Financial liabilities – fair value through other comprehensive income	Fair value hierarchy
Cash flow hedge (Note 15)	Level 2	518	-
		4,407	751

During the year June 30, 2020, there was no reclassification to profit and loss from other comprehensive income as a result of cash flow hedge. There were no transfers between the different hierarchy levels in the year ended June 30, 2020.

22.1	Market risk

22.1.1	Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the cash and bank balances and credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans and, in the case of Term Loan C, LIBOR plus a margin of 4.0%. Borrowings under the HBC Loan Facility bear interest at the Prime Rate plus 2.50%.

Ibex Global Solutions, Inc., entered into a floating to fixed interest-rate swaps in August 2016, June 2019, and March 2020 to hedge the interest rate risk on Term Loan C and PNC Credit Facility, at a notional value of $16.8 million as of June 30, 2020. Aside from that the Group does not use derivative financial instruments to hedge its risk of interest rate volatility.

Based on the Group’s debt position as of June 30, 2020 and taking into account the impact of the interest-rate swap referred above; a 1% change in interest rates would impact the finance costs by $0.8 million (June 30, 2019: $0.8 million).

22.1.2	Foreign currency exchange risk

The Group serves many of our U.S.-based clients using contact center capacity in various countries such as Philippines, Pakistan, Nicaragua and Jamaica. Although contracts with these clients are typically priced in U.S. dollars a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso, Jamaican Dollar, and Pakistan Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Canadian Dollar and Emirati Dirham. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, the management believe that, the Group is exposed to the following foreign currency exchange risks:

•
Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.

•
Translation foreign currency risk is the risk that the Group’s non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing the consolidated financial statements, the Group convert subsidiaries’ financial statements as follows:

Statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2020 by approximately $1.4 million (June 30, 2019: $1.1 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2020 by approximately $1.4 million (June 30, 2019: $1.1 million). A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2020 by approximately $0.1 million (June 30, 2019: $0.06 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2020 by approximately $0.1 million (June 30, 2019: $0.06 million). Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2020 by approximately $0.3 million (June 30, 2019: $0.2 million). Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2020 by approximately $0.3 million (June 30, 2019: $0.02 million).

22.2	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and causes the other party to incur a financial loss. The Group is exposed to credit risk on its accounts receivable mainly in the communications services, technology, consumer, and industrials sectors. The Group mitigates the risk by diversifying its client base in these sectors.

Financial instruments which potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loans and advances and notes receivable. The Group’s cash and cash equivalents are held with US and foreign commercial banks. The balance at times may exceed insured limits.

Credit rating wise breakup of bank balances:

	June 30, 2020	June 30, 2019
	(US$’000)
AA	-	670
AA-	-	3,081
A-1+	1,553	212
A-1	94	123
A+	4,295	847
A	2,803	265
A-	1	102
A2	-	-
A3	-	-
B-	2,693	-
B+	819	-
BA3	165	-
BB+	62	-
BBB+	7,834	2,201
BBB	1,528	1,361
BBB-	-	-
Non - Rated	23	11
Total	21,870	8,873

The maximum exposure to credit risk is as follows:

	June 30, 2020	June 30, 2019
	(US$’000)
Financial assets - amortized cost
Deposits	3,427	3,303
Trade receivables	53,436	63,025
Other receivables	4,406	3,587
Due from related parties	1,587	1,768
Cash and cash equivalents	21,870	8,873
	84,726	80,556

Majority of the Group’s financial assets are represented by trade receivables, due from related parties and cash and cash equivalents which are not impacted by the Pandemic.

The Group has the following exposure to concentration of credit risk with clients representing greater than 5% of the consolidated revenue or receivable balances:

	2020
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	64,937	16%	7,425	13%
Client 2	73,743	18%	114	0%
Client 3	38,528	10%	9,012	16%
Subtotal	177,208	44%	16,551	30%
Others	227,927	56%	39,311	70%
Revenue from external customers	405,135	100%	55,862	100%

	2019
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	74,835	20%	10,770	16%
Client 2	67,094	18%	13,716	21%
Client 3	44,509	12%	9,042	14%
Subtotal	186,438	51%	33,528	51%
Others	181,942	49%	32,358	49%
Revenue from external customers	368,380	100%	65,886	100%

Revenue from discontinued operations	64,740	-	-	-

	2018
	Revenue		Trade debts gross
	Amount (US$ ‘000)	% of total	Amount (US$ ‘000)	% of total
Client 1	78,663	23%	10,432	20%
Client 2	63,233	18%	11,250	22%
Client 3	52,837	15%	6,586	13%
Subtotal	194,733	57%	28,268	54%
Others	147,467	43%	23,770	46%
Revenue from external customers	342,200	100%	52,038	100%

Revenue from discontinued operations	34,871	-	-	-

The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporate this information into its credit risk controls.

The consolidated entities recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost. The measurement of the loss allowance depends upon the assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Based on the historic trend and expected performance of the customers, the Group believes that the below expected credit loss allowance sufficiently covers the risk of default. Trade receivable balances are reviewed closely for changes in creditworthiness, including those related to COVID-19, are integrated into assessment of credit risk and expected credit losses. Forward-looking information about the expected economic effects of the Pandemic has been confirmed. Based on the current knowledge of COVID-19 developments, the Company assumes that there will be no material deterioration on the trade receivable balances.

On the above basis the expected credit loss for trade receivables as at June 30, 2020 and June 30, 2019 was determined as follows:

	June 30, 2020
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	0%	4%	2%	19%	55%	99%	-
Gross carrying amount	50,630	2,513	918	138	83	1,580	55,862
Lifetime expected credit loss	141	89	14	26	46	1,561	1,877

	June 30, 2019
	(US$’000)
	Not overdue	Due: 0 to 30 days	Due: 31 - 60 days	Due: 61 to 90 days	Due: 91 - 180 days	Due: over 180 days	Total
Expected credit loss rate	-	4%	3%	22%	51%	98%	-
Gross carrying amount	59,994	2,316	1,187	110	387	1,892	65,886
Lifetime expected credit loss	-	96	39	24	196	1,854	2,209

Below are the details of individually credit impaired balances as of June 30, 2020:

	June 30, 2020	June 30, 2019
	(US$’000)
Credit impaired trade receivables - Gross carrying amount	1,801	1,451
Expected credit loss allowance	(1,785)	(1,433)
	16	18

The Group does not hold any collateral against these assets. Financial assets other than trade debts have no material ECL allowances on those balances as of June 30, 2020.

22.3	Liquidity risk

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. To achieve this aim, it seeks to maintain cash balances (or agreed facilities) to meet expected requirements for a period of at least 45 days. The Board receives cash flow projections on a quarterly basis as well as information regarding cash balances and investments. The liquidity risk of each group entity is managed at the entity level. Where facilities of group entities need to be increased, approval must be sought by the entity’s CFO. Where the amount of the facility is above a certain level, agreement of the Group CFO and the board is needed.

The Group’s capital and financial resources have not been significantly negatively impacted by COVID-19 as Group’s cash generated from operations for the year ended June 30, 2020 was $63.3 million. In addition, the Group does not have a significant net negative liquidity impact, revenue / margin impact was de-minimis in the last quarter of the year ended June 30, 2020. Further, refer Note 31 for IPO.

The following table presents the contractual maturities (liquidity analysis) as of June 30, 2020 and 2019:

	June 30, 2020
	Less than 1 year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	340	3,087	-	3,427
Trade receivables	53,436	-	-	53,436
Other receivables	4,406	-	-	4,406
Due from related parties	1,587	-	-	1,587
Cash and cash equivalents	21,870	-	-	21,870
Subtotal	81,639	3,087	-	84,726
Lease liability	18,717	29,762	54,830	103,309
Long - term other borrowings	6,468	3,994	-	10,462
Line of credit	21,475	-	-	21,475
Trade and other payables	26,291	-	-	26,291
Due to related parties	5,739	-	-	5,739
Subtotal	78,690	33,756	54,830	167,276
Net liquidity position	2,949	(30,669)	(54,830)	(82,550)

	June 30, 2019
	Less than 1 year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	1,373	1,930	-	3,303
Trade receivables	63,025	-	-	63,025
Other receivables	3,587	-	-	3,587
Due from related parties	1,768	-	-	1,768
Cash and cash equivalents	8,873	-	-	8,873
Subtotal	78,626	1,930	-	80,556
Lease liability	15,954	27,136	52,526	95,616
Long - term other borrowings	5,933	6,694	964	13,591
Line of credit	36,026	-	-	36,026
Trade and other payables	19,870	-	-	19,870
Due to related parties	6,169	-	-	6,169
Subtotal	83,952	33,830	53,490	171,272
Net liquidity position	(5,326)	(31,900)	(53,490)	(90,716)

23.	TRANSACTION WITH RELATED PARTIES

Related parties of the Group comprise of related entities, staff retirement funds, directors and key management personnel. A “related entity” is an entity that TRGI has control or significant influence over.

Material related party balances and transactions other than reorganization transaction and those disclosed elsewhere in these consolidated financial statements, are given below:

			June 30, 2020
	Note	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	-	-	-	3,611
Alert Communications, Inc.	23.1	Related entity	164	-	534	-
TRG Marketing Services, Inc.	23.1	Related entity	-	-	19	-
Afiniti International Holdings Limited	23.1	Related entity	53	48	-	198
TRG Holdings, LLC	23.1 & 23.4	Related entity	-	-	-	1,708
The Resource Group International Limited	23.1& 23.7	Parent	-	-	163	-
Third Party Lessor	23.2 & 23.5	Related entity	310	489	147	9
3rd Party Client and Internet Services Provider	23.3	Related entity	764	73	402	179
IBEX Limited Executive Leadership	23.6	Officers	-	-	12	-
TRG (Private) Limited	23.1	Related entity	-	-	-	34
Etelequote	23.1	Related entity	34	-	310	-
			1,325	610	1,587	5,739

			June 30, 2019
	Note	Relationship with related party	Service delivery revenue	Service delivery expense	Due from related parties	Due to related parties
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	-	-	-	3,611
Alert Communications, Inc.	23.1	Related entity	150	-	370	-
TRG Marketing Services, Inc.	23.1	Related entity	-	-	19	-
Afiniti International Holdings Limited	23.1	Related entity	54	70	-	503
TRG Holdings, LLC	23.1 & 23.4	Related entity	-	-	-	1,913
The Resource Group International Limited	23.1& 23.7	Parent	-	-	162	-
Third Party Lessor	23.2 & 23.5	Related entity	342	77	201	-
3rd Party Client and Internet Services Provider	23.3	Related entity	883	73	451	93
IBEX Holdings Executive Leadership	23.6	Officers	-	-	307	-
TRG (Private) Limited	23.1	Related entity	-	-	-	49
Etelequote	23.1	Related entity	-	-	258	-
			1,429	220	1,768	6,169

			June 30, 2018
	Note	Relationship with related party	Service delivery revenue	Service delivery expense
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	-	1,287
Alert Communications, Inc.	23.1	Related entity	66	-
TRG Marketing Services, Inc.	23.1	Related entity	-	-
Afiniti International Holdings Limited	23.1	Related entity	109	68
TRG Holdings, LLC	23.1 & 23.4	Related entity	-	-
The Resource Group International Limited	23.1& 23.7	Parent	-	-
Third Party Lessor	23.2 & 23.5	Related entity	291	485
3rd Party Client and Internet Services Provider	23.3	Related entity	1,100	65
TRG (Private) Limited	23.1	Related entity	-	-
			1,566	1,905

23.1.      Service delivery revenue and expenses are incurred by the Group in the ordinary course of business. These transactions were executed on mutually agreed terms. These represent call center and back office support services provided to subsidiaries of the Group.

23.2.       A Senior executive within one of our vendors serves on the Board of our Controlling Shareholder.  The Group maintains a lease on office space along with having a client relationship between Virtual World and the aforementioned company.

23.3.      A Senior executive within one of our customers serves as a Board member of our IBEX Senegal subsidiary.  The Group maintains both a vendor and a client relationship with this company.

23.4.       The balance due to TRG Holdings, LLC includes loan principal and interest at June 30, 2020 is $1.5 million ($1.3 million at June 30, 2019) with an interest rate of 15% per annum and shall mature on August 7, 2020. The Loan shall be payable on demand upon the earlier of TRG Holdings, LLC’s demand or an initial public offering of the Company.

23.5.       A Senior executive within one of our vendors serves as a board of our DGS Group.  The Group maintains a lease on office space with this Company.

23.6.       Receivable from executive leadership represents the purchase of the shares through RSA (See Note 19.3).

23.7.       RELATED PARTY LOANS

Under a convertible loan note agreement between a subsidiary of the Group and TRGI, these loan notes may convert into ordinary shares at the option of TRGI if there is external funding in the subsidiary in excess of $3 million. Out of total loan amount, there were no disbursements during the current year and June 30, 2018. The loan of $1.2 million was paid in full during the year June 30, 2019.

In June 2017, an officer of the Controlling Shareholder, as part of e-Telequote Insurance, Inc. issuance of the Senior Secured Notes, entered in an agreement with e – Telequote Insurance, Inc. with whom he also serves as a member of their board. The terms of the agreement are:

•	Principal: $0.5 million
•	Maturity: May, 2019
•	Interest: 12%

24.	CAPITAL RISK MANAGEMENT

Capital risk management is carried out by the Group’s management. The Group’s board of directors sets Capital risk management policies and procedures to which our management is required to adhere. The Group’s management identifies and evaluates Capital risks and enters into agreements and explore avenues to mitigate these risk exposures in accordance with the policies and procedures outlined by the Group’s board of directors.

The Group manages its capital to safeguard that the Group will be able to continue as a going concern. The capital structure of the Group consists of cash at bank and in hand and cash equivalents, borrowings, and preferred shares. In addition the Group’s capital structure includes equity attributed to the holders of equity instruments of the Holding Company, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

The Group has filed for government assistance in response to the Pandemic in US and Pakistan:

In the US, one of the subsidiary of the Group has deferred the payment of Social Security (employer portion) from March 2020 - December 2020. Repayment is to be made at 50% in December 2021 (financial year 2022) and 50% in December 2022 (financial year 2023). The total amount deferred as of June 30, 2020 was $1.8 million.

In Pakistan, the Group (through its subsidiaries) applied for and received loans totaling approximately $1.7 million in July 2020 through programs offered by commercial banks at the directive of the State Bank of Pakistan.  These funds are to be used to fund three months of employee wages and salaries.  The funds are to be repaid within two years.

The Group manages its capital structure and makes the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current and prospective operational / financing / investment activities. The adequacy of the Group’s capital structure will depend on many factors, including capital expenditures, market developments and any future acquisition.

The Group and its subsidiaries are not subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

In order to maintain or adjust the capital structure, the Holding Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

25.	SEGMENT INFORMATION

The Group had been operating with two operating segments through financial year 2019, namely, customer management and customer acquisition.

As of the end of financial year 2019, the Group spun off its health insurance acquisition business, which was a significant portion of its customer acquisition reporting segment. In addition, the Group fully integrated the operations corresponding to its customer management reporting segment and the remaining operations within our customer acquisition reporting segment. As a result, from the beginning of fiscal year 2020, the Group will report its financial statements on a single segment basis as Business Process Outsource (BPO).

From July 2019, the Chief Executive Officer (CEO), also the Chief Operating Decision Maker, reviews and analyses monthly / quarterly Group as one operating segment ‘Business Process Outsource (BPO) because of both has similar nature of business and integration of business.

25.1.	Revenue from contracts with customers

The Group generates more than 97% of its revenue in the United States of America and more than 50% of its revenue generates from three major customers.

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Revenue from continuing operations
United States of America	396,158	367,541	339,054
Others	20,174	7,302	7,849
Total	416,332	374,843	346,903

Inter-group revenue
United States of America	(4,225)	(6,463)	(4,703)
Others	(6,972)	-	-
Revenue from external customers	405,135	368,380	342,200

Revenue from discontinued operations:
United States of America	-	64,740	34,871

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Pattern of Revenue recognition
− Services transferred at a point in time	48,486	52,897	57,080
− Services transferred over time	356,650	315,483	285,120
	405,135	368,380	342,200

The movement in the deferred revenue is as follows:

	June 30, 2020	June 30, 2019
	(US$’000)
Opening balance	5,141	6,365
Revenue recognized during the year	(6,128)	(3,763)
Revenue deferred during the year	4,891	2,539
Closing balance	3,904	5,141

The following aggregated amounts of deferred revenue from existing contracts that are to be recognized in revenue in the following fiscal years:

	FY2021	FY2022	FY2023	Total
	(US$’000)
Deferred Revenue expected to be recognized	3,470	407	27	3,904

25.2.	Non-current assets by location

	June 30, 2020	June 30, 2019
	(US$’000)
United States of America	32,482	38,830
Others	74,495	65,180

Total[1]	106,977	104,010

[1]Exludes deferred tax asset

26.	PAYROLL AND RELATED COSTS

Expenses recognized for employee benefits are analyzed below:

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Salaries and other employee costs	228,818	216,617	213,252
Social security and other taxes	46,480	37,333	38,457
Retirement - contribution plan	823	513	906
Pensions - defined benefit scheme	134	129	310
Total payroll and related costs	276,255	254,592	252,925

Payroll and related costs from discontinued operations	-	22,182	14,380

26.1.	Remuneration of Key Management Personnel

The key management personnel include the directors.

	June 30, 2020	June 30, 2019	June 30, 2018
	(US$’000)
Salaries and other employee costs	242	566	1,684
Share - based payments	14	760	3,099
Total remuneration of key management personnel	256	1,326	4,783

27.	OTHER OPERATING COSTS

	Note	June 30, 2020	June 30, 2019	June 30, 2018
		(US$’000)
Rent and utilities		7,802	6,272	16,868
Communication		7,519	7,546	8,175
Maintenance, repairs and improvements		18,107	11,956	9,534
Traveling and entertainment		11,949	10,378	9,690
Insurance		1,516	1,731	1,556
Legal and professional expenses	27.1	6,652	9,241	7,274
Allowance for expected credit loss		224	237	575
Fair value adjustment		3,138	(364)	(3,326)
Others		10,301	7,127	8,079
Other Operating Costs		67,208	54,124	58,425

Other Operating costs from discontinued operations		-	3,241	3,581

27.1.       This includes non-recurring legal expenses (including settlements) of $4.2 million for the year ended June 30, 2019 and $1.6 million and listing costs of $1.4 million for the year ended June 30, 2018.

28.	WARRANT

On November 13, 2017, as amended on April 30, 2018, December 28, 2018 and December 27, 2019, the Group issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire approximately 1,429,303 of our Series B Preference Shares and approximately 14,437.4049 of our Series C Preference Shares, totaling 1,443,740 shares, representing 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant. The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to the initial public offering per share in this offering.

The Series B and C Preference shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).The warrant is exercisable, either for cash or on a net issuance basis, at a price per share equal to:

•	If, prior to June 30, 2018, no qualified IPO or qualified valuation event (each as defined in the warrant) occurs, the price will be $15.00,

•
If neither a qualified IPO nor a qualified valuation event has occurred on or prior to June 30, 2018, but a qualified IPO or an M&A event occurs after June 30, 2018 but on or prior to December 31, 2019, the exercise price was the lower of (i) $15.00 and (ii) as applicable: (x) the price established in respect of such IPO; or (y) 85% of the price per warrant share implied by the M&A event.

On December 27, 2019, the Warrant agreement was amended to change the exercise price to $11.20.

The common shares subject to the warrant vest on an incremental basis upon the satisfaction of specified milestones that are tied to payments made by Amazon or its affiliates in connection with the purchase of services from us during a seven and a half year period ending on June 30, 2024, and the warrant will become fully vested when a cumulative total of $600 million is paid by Amazon or its affiliates to us during this period. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

On March 16, 2018, the Company effected a reverse stock split which had an impact on employee stock option plans as well as the warrants associated with the Amazon warrant. As a result of the stock split, the number of common shares subject to the warrant was reduced based on the original agreement from 1,611,944 to 1,443,740 as per the amended agreement.

The exercise price and the number of shares issuable upon exercise of the warrant are subject to customary anti-dilution adjustments.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

The Group opted to use the Monte Carlo simulation for calculating the value of the warrants at June 2020 and June 2019. The use of the Monte Carlo Simulation is appropriate for stock warrants where the complexity of the option may lend itself to outcomes based upon multiple different scenarios.

The Company estimated the fair value of warrants on the date of the grant (December 2017) at $6.935 using the Black Scholes valuation model. The model also requires the use of certain other estimates and assumptions that affect the reported amount of share-based payments cost recognized in the profit or loss:

Expected term

The expected term of options granted is ten years starting November 13, 2017 and ending November 12, 2027.

Volatility

Management used average volatility of comparable listed companies as 47.7%.

Expected dividends

The expected average dividend yield is 0% for the year ended June 30, 2020. The Holding Company does not expect to pay any dividends in the foreseeable future.

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted during the year ended June 30, 2020, was 1.20%.

There were no warrants cancelled or expired as of June 30, 2020 and June 30, 2019. At June 30, 2020, 288,748 warrants were vested based on the agreed upon revenue criteria. The Company recorded an additional warrant liability of $0.8 million during the year ended, June 30, 2020.

Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at date of issue is $4.0 million.

In June 2019, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2019 of $1.04 is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2019 is approximately $0.8 million.

In June 2020, the Company revalued the warrant liability to account for the change in the fair market value of the organization. The updated fair value of warrants on June 30, 2020 of $3.85 is based on the Monte Carlo simulation. Based on the number of warrants expected to vest, the total fair value of the warrant liability included in other non-current liabilities at June 30, 2020 is approximately $3.9 million (see Note 14).

Warrant asset

Upon inception of this partnership with Amazon, the Company recorded both the warrant asset and liability. The Warrant Asset was initially recorded as $4.3 million. The asset will amortize on a pro rata basis, based on the revenues actually recognized. The Company recorded a reduction to revenue of approximately $0.7 million and $0.6 million during the year ended June 30, 2020 and June 30, 2019 respectively. The current balance of the warrant asset at June 30, 2020 is $2.6 million (June 30, 2019: $3.3 million).

Fair value hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

•
Level 1 - Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative

•
Level 2 - Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

•
Level 3 - Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market observable information, and some other pricing technique must be employed.  Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

Given these guidelines, the warrant liability associated with Amazon would be classified as a Level 3 liability.

29.	RECONCILIATION OF PROFIT / LOSS BEFORE TAXATION

	Note	June 30, 2020	June 30, 2019	June 30, 2018
		(US$’000)
Net income / (loss) after taxation		7,770	10,965	(15,881)
Income tax expense from continuing operations	18	2,315	3,615	(108)
Income tax expense from discontinued operations	30.2	-	4,830	54
Total income / (loss) before taxation		10,085	19,410	(15,935)

30.	HOLDING COMPANY INDIRECT SUBSIDIARIES

The following entities are indirect subsidiaries of the Holding Company through IBEX Global Limited:

			Ownership %
Description	Location	Nature of Business	2020	2019
IBEX Global Solutions Limited	England	Holding company	100%	100%
IBEX Global Bermuda Limited	Bermuda	Holding company	100%	100%
Lovercius Consultants Limited	Cyprus	Call center	100%	100%
IBEX Global Europe	Luxembourg	Tech support services	100%	100%
IBEX Global ROHQ	Philippines	Regional HQ	100%	100%
IBEX Global Solutions, Inc. (formerly TRG Customer Solutions, Inc.)	USA	Call center	100%	100%
TRG Customer Solutions (Canada), Inc.	Canada	Call center	100%	100%
TRG Marketing Solutions Limited	England	Call center	100%	100%
Virtual World (Private) Limited	Pakistan	Call center	100%	100%
IBEX Philippines, Inc.	Philippines	Call center	100%	100%
IBEX Global Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
TRG Customer Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
IBEX Customer Solutions Senegal S.A. (formerly TRG Senegal SA.	Senegal	Call center	100%	100%
IBEX Global Solutions (Private) Limited	Pakistan	Call center	100%	100%
IBEX Global MENA FZE	Dubai	Call center	100%	100%
IBEX I.P. Holdings Ireland Limited	Ireland	Holding company	-%	100%
IBEX Global Bermuda Ltd	Bermuda	Call center	100%	100%
IBEX Global Solutions Nicaragua SA	Nicaragua	Call center	100%	100%
IBEX Global St. Lucia Limited	St. Lucia	Holding company	100%	100%
IBEX Global Jamaica Limited	Jamaica	Call center	100%	100%
IBEX Receivable Solutions, Inc.	USA	Call center	100%	-%
IBEX Global Solutions France SARL	France	Call center	100%	100%

The following entities are indirect subsidiaries of the Holding Company through DGS Limited:

			Ownership %
Description	Location	Nature of Business	2020	-	2019
Digital Globe Services, Inc.	USA	Internet marketing for residential cable services		100%	100%
Telsat Online, Inc.	USA	Internet marketing for non - cable telco services		100%	100%
DGS Worldwide Marketing Limited	Cyprus	Holding company and global marketing		100%	100%
DGS (Pvt.) Limited	Pakistan	Call center and support services		100%	100%
DGS EDU LLC	USA	Internet marketing for the education industry		100%	100%
7 Degrees LLC	USA	Digital marketing agency		100%	100%

The following entity is a Joint venture of the Holding Company:

			Ownership %
Description	Location	Nature of Business	2020	-	2019
Lakeball LLC (Note 7)	USA	Internet Marketing for commercial cable services	47.5%		47.5%

30.1.
On February 1, 2019, a subsidiary, Digital Globe Services, Inc.(“DGS Inc.”), agreed with a third party purchaser to sell the assets of DGS EDU, LLC for $0.4 million of which 50% of the proceeds, or $0.2 million, was paid in cash and the remainder was established as a promissory note between the purchaser and DGS Inc.

The Group did not consider the sale of assets of DGS EDU, LLC as discontinued operation for the year ended June 30, 2019 as it does not represent a separate major line of business or geographical area of operations to the Group.

The gain on the sale of assets is recognized in the amount of $0.2 million.

The terms of promissory note are as follows:

•	Maturity Date:	February 2020

•	Interest Rate:	8% compounded monthly

•	Payment:	No less than the greater of:

o	the accrued but unpaid interest as of the monthly payment date; or

o	75% of the total receivables actually collected by the purchaser on all accounts arising from DGS Edu, LLC in the month prior to the due date of the monthly payment.

In addition, DGS Inc. agreed to a transition services agreement commencing on February 2019 for 12 months thereafter.

30.2.      On June 26, 2019, the Group transferred 7,813,493 ordinary shares par value $0.0001 per share of Etelequote Limited to its majority shareholder, The Resource Group International Limited. In consideration of the share transfer, TRGI has agreed to waive $47.9 million of the $86.2 million in aggregate preference amount to which the Series C Preference Shares held by it are entitled upon a voluntary or involuntary liquidation, dissolution or winding up, being an amount equal to the purchase price for the share transfer. Such Series C Preference Shares are therefore entitled to receive in preference $38.3 million of any proceeds from a voluntary or involuntary liquidation, dissolution or winding up after Series A holders and Series B holders receive their respective entitlements.

The Group considered Etelequote Limited to be a discontinued operation for the period ended June 30, 2019 as it represents a separate major line of business to the Group. The following table shows the major classes of assets and liabilities of the Group’s discontinued operation at June 26, 2019.

As of June 26, 2019
(US$’000)
Assets
Property and equipment and Intangibles	9,463
Renewal receivables	72,183
Trade and other receivables	1,129
Cash and cash equivalents	3,554
Total assets	86,329

Liabilities
Borrowings & Financing	43,431
Trade and other payables	9,977
Related party loans	-
Other Liabilities	5,327
Total liabilities	58,735

Net Assets	27,594

Result of discontinued operations:

	June 30, 2019	June 30, 2018
	(US$’000)
Revenue	64,740	34,871
Other operating income	2,923	1,487

Payroll and related costs	22,182	14,380
Share-based payments	875	1,299
Reseller commission and lead expenses	14,467	9,683
Depreciation and amortization	910	237
Other operating costs	3,241	3,581
Income from operations	25,988	7,178

Finance expenses	(5,674)	(2,243)
Income before taxation	20,314	4,935

Income tax expense	(4,830)	(54)
Net income for the period from discontinued operations, net of tax	15,484	4,881

Statement of cash flows

The statement of cash flows includes the following amounts relating to discontinued operations:

	June 30, 2019	June 30, 2018
	(US$’000)
Operating activities	(13,396)	(7,208)
Investing activities	(867)	(158)
Financing activities	12,720	4,709
Net cash flow from discontinued operations	(1,543)	(2,657)

Earnings per share of discontinued operations:

As the income from discontinued operations for the year ended June 30, 2019, and June 30, 2018, did not exceed the value of the preferred participation rights attaching to the Series A, B and C preferred convertible shares, the income/loss attributable to the ordinary shareholders of the Company has been assessed as $0.

Share-based payments:

During the year ended June 30, 2020, the Company repurchased RSAs related to non-executive leadership team (ELT) members of ETQ of $0.1 million. The Company disposed of its investment related to RSAs of non-ELT members of ETQ thus reducing share options reserves.

The promissory note of ELT members of ETQ of $13,000 was cancelled therefore the Company also reduced share options reserves and related party loan receivables.

31.	SUBSEQUENT EVENTS

On July 21, 2020, our board of directors approved a one-time dividend of $4.0 million to our shareholders reflecting a portion of the cash generation from the business during fiscal year 2020. The dividend was paid on July 24, 2020 to TRGI, the holder of our Series A preferred share, which is entitled to a dividend preference that expires upon conversion of the Series A preferred share to common shares upon the completion of IPO.

On August 7, 2020, the Group closed the initial public offering of 4,761,905 common shares at $19 per share. The Group offered 3,571,429 shares and TRGI offered 1,190,476 shares. The net offering proceeds to us, before expenses, and after deducting underwriting discounts and commissions were approximately $63.1 million. $1.6 million of the net proceeds from our initial public offering has been used to pay deal related expenses. The balance is held in cash and cash equivalents and is intended to be used to build out additional facilities as well as expand existing facilities, invest in upgraded support systems that improve our internal employee management and real time financial reporting, and/or to repay high interest debt. None of the net proceeds of our initial public offering were paid directly or indirectly to any director, officer, or persons owning ten percent or more of our common shares, or to any of our related parties. The Group did not receive any proceeds from the sale of the shares by TRGI. The shares were admitted for trading on the Nasdaq Global Market on the same date under the ticker symbol “IBEX”.

At the consummation of IPO of the Group on August 7, 2020, Series A, Series B, Series C and Class B shares were converted to Class A common shares equivalent to 14,119,384 shares. In addition to that the Group offered 3,571,429 shares therefore the total share capital of the Group at the time of IPO was 17,690,813 shares.

On August 17, 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. At no time did the attack impact our business operations or accounting systems, but the unauthorized access included the exfiltration of certain non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm. Through the date of issuance of these financial statements, this incident has not had a material financial impact on our business. However, the investigation of the incident is ongoing, and we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods.

31.1.	These consolidated financial statements were authorized for issue by the Chairman of IBEX Limited on behalf of the Board of Directors of IBEX Limited, on October 22, 2020.