Form 20-F
period 2021-06-30
IBEX Ltd
filed 2021-10-14
CIK 1720420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2021

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

18,399,063 common shares, par value $0.000111650536 per share

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to the terms “ibex,” “IBEX,” “IBEX Limited,” the “Group,” the “Company,” “we,” “us,” and “our” refer to IBEX Limited and our wholly-owned subsidiaries for all periods presented in this Form 20-F.

On August 7, 2020, our common shares were listed on the Nasdaq Global Market and began trading under the ticker symbol “IBEX”.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on June 30. Our audited consolidated financial statements for the three years ended June 30, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. All statements other than statements of historical fact included in this annual report are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. In some cases, you can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words, the negative forms of such words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include among others:

●	The developments relating to COVID-19, the Delta variant and others, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, local governmental authorities in our international sites and our clients in response to the pandemic and the effect on our operations, operating budgets, cash flows and liquidity.
●	The effect of cyberattacks on our information technology systems.
●	Our ability to attract new business and retain key clients.
●	Our ability to enter into multi-year contracts with our clients at appropriate rates.
●	The potential for our clients or potential clients to consolidate.
●	Our clients deciding to enter into or further expand their insourcing activities.
●	Our ability to operate as an integrated company under the IBEX brand.
●	Our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital.
●	Our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua.
●	Our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security.
●	Our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand.
●	Our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon.
●	Our ability to recruit, engage, motivate, manage and retain our global workforce.
●	Our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands.

●	Our ability to maintain and enhance our reputation and brand.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this annual report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

ibex is a leading provider of customer support services that helps drive extraordinary customer experiences for the world’s most recognized brands.

We combine our strong heritage of delivering world-class CX operations delivery with best-in-class services and solutions that span omnichannel customer engagement and support, digital marketing and customer experience management to help our clients measure customer sentiment and deliver a superior CX to their end-customers.

Leveraging our proprietary Wave X purpose-built technology platform, company culture and operational excellence, ibex helps more than 125 clients create innovative and differentiated customer experiences to help increase loyalty, enhance brand awareness and drive revenue in an era of rapid change and digital transformation.

See the Business Overview section for more information about ibex here.

A.   Selected Financial Data

The following selected consolidated statements of profit or loss and other comprehensive income / (loss) data for fiscal years 2021, 2020, 2019, and 2018 and the selected consolidated statement of financial position data as of June 30, 2021 and 2020 have been derived from our audited consolidated financial statements included at the end of this annual report. The selected consolidated statement of financial position data as of June 30, 2019 and 2018 have been derived from our audited consolidated financial statements not included in this annual report.

Our statement of profit or loss and other comprehensive income data for the fiscal years ended June 30, 2019 and 2018 reflect the disposition of Etelequote Limited to our parent company, The Resource Group International Limited (“TRGI”), on June 26, 2019 and its treatment as a discontinued operation. For more information about our disposition of Etelequote Limited, refer to Note 30.2 of our audited consolidated financial statements included at the end of this annual report.

	As of and for the years ended June 30,
US$ in thousands, except per share amounts	2021	2020	2019	2018
Statements of Profit or Loss and Other Comprehensive Income / (Loss) data
Revenue	$443,662	$405,135	$368,380	$342,200
Income / (loss) from operations	13,799	19,513	6,805	(17,777)
Net income / (loss) for the year, continuing operations	2,847	7,770	(4,519)	(20,870)
Net income on discontinued operation, net of tax	—	—	15,484	4,881
Net income / (loss) for the year	$2,847	$7,770	$10,965	$(15,881)
Earnings / (loss) per share from continuing operations
Basic	$0.16	$—	$—	$—
Diluted	$0.15	$—	$(0.36)	$(1.85)
Earnings / (loss) per share
Basic	$0.16	$—	$—	$—
Diluted	$0.15	$—	$—	$(1.42)
Weighted average number of ordinary shares outstanding - basic	17,649,446	1,176,370	956,835	-
Weighted average number of ordinary shares outstanding - diluted	18,384,921	12,936,962	12,461,182	11,195,649
Statement of Financial Position Data
Cash and cash equivalents	$57,842	$21,870	$8,873	$13,519
Total assets	274,287	195,236	188,302	157,081
Borrowings, non-current	1,801	3,782	7,184	9,880
Total non-current liabilities	87,913	73,435	68,293	12,894
Total liabilities	193,628	179,088	179,674	129,128
Share capital	2	12	12	12
Total equity	$80,659	$16,148	$8,628	$27,953
Dividends declared per common share	$—	$—	$—	$—

Other Financial and Operating Data:(a)
Adjusted net income / (loss) from continuing operations (unaudited)	$23,576	$17,049	$2,811	$(10,313)
Adjusted EBITDA from continuing operations (unaudited)	$66,244	$55,241	$38,512	$4,886
Adjusted EBITDA from continuing operations margin (unaudited)	14.9%	13.6%	10.5%	1.4%
Free cash flow (unaudited)	$5,074	$46,454	$10,231	$(4,146)
Net Debt (unaudited)	54,674	84,100	109,380	49,437
(a)	See reconciliation and discussion of non-gaap measures in Item 5.

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

Risks Related to Our Business

The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19, the Delta variant and other mutations, on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues today with the Delta variant and other  mutations of the original COVID-19 virus still spreading throughout the world (the “Pandemic”). The Pandemic has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations. We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where we operate. While we are unable to accurately predict the full future impact that the Pandemic may have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the Pandemic and its containment measures, our compliance with these measures has impacted our day-to-day operations and disrupted our business. Because the severity, magnitude and duration of the Pandemic and its economic consequences are highly uncertain, rapidly changing and difficult to predict, the ultimate impact of the Pandemic on our business, financial condition and results of operations is currently unknown.

The extent to which the Pandemic continues to adversely impact our business and results of operations will depend on numerous evolving factors that are difficult to predict and outside of our control, including: the duration and scope of the Pandemic; actions taken by governments and other parties, such as our clients, in response to the Pandemic; the impact of the Pandemic on economic activity in various regions and local economic actions taken in response; the continued effect of the Pandemic on our clients and client demand for our services and solutions; the continued ability of our clients to pay for our services and solutions on time or at all; our ability to sell and provide our services and solutions to clients and prospects; and the ability of our employees to successfully work remotely without suffering productivity issues due to, among other things, their own illness or the illness of family members, distractions at home, including family issues or virtual school learning for their children; and/or continued ability to have access to reliable and stable internet connections with sufficient bandwidth.

Pandemic conditions in the Philippines, Jamaica, Nicaragua, Pakistan and the United States still require us to mobilize our operations to deliver our services remotely from the homes of our individual employees to accommodate for social distancing in our sites, government imposed quarantines and other restrictions imposed by national or local governments. These continued efforts still pose numerous operational risks and logistical challenges and has amplified certain risks to our business, including increased demand on our information technology resources and systems that were designed for most of our employees to work from our sites and not remotely, enhanced risk that remote assets like computers or routers might be damaged or not returned, the movement of assets from a tax free zone to a work from home location might trigger new increased taxation, the inability to logistically share equipment and workspaces, increased phishing, ransomware and other cybersecurity attacks as cybercriminals try to exploit the uncertainty surrounding the Pandemic, and increased data privacy and security risks as our employees are working from environments that may be less secure than those of our sites. Any failure to effectively manage these risks, including to timely identify and appropriately respond to any cyberattacks, may adversely affect our business.

In addition, certain of our clients have not consented to work-at-home arrangements in connection with the services we deliver to them or are considering eliminating or rolling-back prior work-at-home arrangements. Additionally, certain of our employees remain logistically prohibited from providing services because of broadband and/or work environment deficiencies, and as a result we have been unable to fully staff as needed and to deliver at the same volumes to the same extent we were prior to the onset of the Pandemic. We are also exposed to the risk that additional government-imposed restrictions or frequently changing government-imposed restrictions, such as enhanced quarantine areas, lock downs, and the cessation of transportation, which adversely affect our employees’ ability to access our facilities could disrupt our ability to provide our services and solutions and result in, among other things, terminations of client contracts and losses of revenue or additional costs borne by us to provide temporary housing or transportation to our employees to allow them to access our facilities. Even after implementing social distancing, enhanced cleaning procedures and other mitigating measures, there is no guarantee that we will not have an outbreak of COVID-19 at one of our facilities, resulting in a significantly reduced workforce due to infection or a significant percentage of our workforce in a facility being quarantined due to exposure as a result of contact tracing, or that a governmental authority may close our facility as a result, which could impact cash flows from operations and liquidity. Finally, the revocation or scaling back of work-at-home arrangements prospectively by any clients could also result in loss of revenue in the future.

The significant personal and business challenges presented by the Pandemic, including the potentially life-threatening health risks to employees and their families and friends, the closures of schools and the unavailability of various services our employees may rely upon, such as childcare, continue to be a cause of employee morale concerns and may adversely impact employee productivity and result in increased absenteeism and leaves of absence. Further, as we look to backfill vacant positions and add headcount in preparation for ramp season, our time to fill and cost per hire could increase due to external factors beyond our control.

We may continue to experience reluctance of the workforce to return to the sites during the Pandemic due to concerns related to returning to a communal workplace including, for their own health if they are part of a vulnerable population or have vulnerable family members at home and enhanced federal government unemployment incentives. These factors may make it more difficult for us to encourage our workforce to return to work or hire a sufficient number of employees to support our contractual commitments or may result in higher costs, lower contract profitability, higher turnover and reduced operational efficiencies, which could, in the aggregate, have a material adverse impact on our results of operations. While our employees in the United States were previously designated as essential critical infrastructure workers pursuant to the Guidance from the Cybersecurity and Infrastructure Security Agency, there is no guarantee that such designation may not change in the future. Similarly, in some of our non-U.S. locations, certain of our clients in the telecommunications, shipping and delivery and fulfillment services industries were deemed to be essential and by virtue of such designation, our employees were considered to be essential workers. However, there is no guarantee that such designation may not change in the future which may make us more susceptible to the impact of future government restrictions.

The post-Pandemic social distancing rules and other government mandates may permanently impact the structure and configuration of our sites, where employees work in close proximity. These potential regulatory requirements may force us to make significant capital investments to reconfigure our existing facilities and to accept lower capacity utilization than the utilization priced under our multi-year contracts or to expand our capacity into new space in certain geographies to accommodate our workforce, which may result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated cost structures for the client. If we are unable to renegotiate our contracts to recoup these additional costs or adjust our cost structure to absorb them, our margins and profitability will be impacted and will result in adverse impact on our results of operations. Our ability to develop and implement agile workforce strategies while navigating sudden and massive workforce shifts may result in increased capital expenditures and a degradation of our gross margin and profitability under the negotiated structures for the client. Furthermore, there may be a significant upward trend in general with respect to labor litigation related to the impact of the Pandemic on the workforce, including workplace safety, Family Medical Leave Act and disability accommodations for vulnerable populations. As a result, this could result in increased claims related to the Pandemic or we may incur increased costs to accommodate the vulnerable population which could, in the aggregate, have an adverse effect on our results of operations. We could also see an increase in health care costs for employees due to emerging regulations regarding COVID-19 testing, telemedicine and extended COBRA coverage. Historically, pandemic conditions have led to sweeping changes in governmental regulations regarding the use and payment of sick time and vacation/leave time, which could have a material adverse effect on our future labor costs. Finally,  Pandemic relief legislation may lead to an increase in minimum wage rates, which could also have a material adverse effect on our future labor costs.

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

Our continuous efforts to mitigate the negative effects of the Pandemic on our business may not be as effective in the future, and we may be affected by a protracted economic downturn. Even after the Pandemic has subsided, we may continue to experience negative effects as a result of the Pandemic’s global economic impact. Further, as this Pandemic is unprecedented and continuously evolving, it may also affect our operating and financial results in a manner that is not presently known to us or in a manner that we currently do not consider will present significant risks to us or our operations. Addressing the significant personal and business challenges presented by the Pandemic, including various business continuity measures and the need to enable work-at-home arrangements for many of our employees, has demanded significant management time and attention and strained other corporate resources, and is expected to continue to do so.

For more information, see “Item 5A. Operating Results – Key Factors Affecting Our Performance.”

We were the target of a cybersecurity attack that impacted a portion of our information technology systems.

On August 17, 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. Immediately upon becoming aware of the attack, we implemented containment measures to prohibit access by the threat actor to our extended network which also prevented its access to our client’s networks and systems. Normal IT operations continued, leveraging our redundant infrastructure, and immediately restoring the impacted systems from online backup systems. At no time did the attack impact our business operations, but the unauthorized access included the exfiltration of non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm. We have been working with industry-leading cybersecurity firms who have implemented a series of additional containment and remediation measures to address the incident and reinforce the security of our information technology systems.

Based on the results of both internal and independent forensic analysis, we do not believe the incident will have a material impact on our business, financial condition, or results of operations. However, we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition, or results of operations in future periods. While we continue to harden our cyber security infrastructure to address the constantly evolving threat landscape, we cannot provide assurance that our security frameworks and measures will be successful in preventing or promptly detecting and remediating future cyberattacks or a breach or compromise of security. Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them.

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

We derive a substantial portion of our revenue from a few key clients. Our top three “legacy” clients (i.e., our top three clients as of the end of fiscal year 2020 and 2019) accounted for 34.2%, 43.7%, and 50.6% of our revenues for the fiscal years ended June 30, 2021, 2020, and 2019, respectively.  During fiscal year 2021, our third largest client as of June 30, 2020 was replaced with our fourth largest client as of June 30, 2020. Our top three clients accounted for 35.0%, 43.7%, and 50.6% of our revenues for the fiscal years ended June 30, 2021, 2020, and 2019, respectively. Our largest client as of June 30, 2021 was responsible for 12.4%, 18.2%, and 18.2% of our revenue for the fiscal years ended June 30, 2021, 2020, and 2019, respectively. Our second largest client as of June 30, 2021 was responsible for 11.7%, 16.0%, and 20.3% of our revenue for the fiscal years ended June 30, 2021, 2020, and 2019, respectively. Our third largest client as of June 30, 2021 was responsible for 10.9%, 9.5%, and 12.1% of our revenue for the fiscal years ended June 30, 2021, 2020, and 2019, respectively. The loss of business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to collect revenue could be impacted by the financial condition of our clients.

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

Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. On June 30, 2017, TRGI completed a series of transactions, which we refer to as the Reorganization Transaction, as a result of which the Continuing Business Entities became our subsidiaries. Although our subsidiaries have individually conducted operations for years, we have a limited history operating the Continuing Business Entities as an integrated business under the IBEX brand, which make it difficult to evaluate our future prospects and the risks and uncertainties we may encounter in seeking to execute on our strategies. These risks and uncertainties include our ability to:

●	cross-sell our full spectrum of CLX solutions;
●	educate the market on our full spectrum of CLX solutions;
●	reposition and expand our brand to reflect our full spectrum of CLX solutions; and
●	manage and execute our full spectrum of CLX solutions as part of an integrated company.

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

Our international operations, particularly in Pakistan, the Philippines, Nicaragua and Jamaica, and our ability to maintain our offshore facilities in those jurisdictions is an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage will be greatly diminished and may disappear altogether as a result of a number of factors, including:

●	political unrest;
●	social unrest;
●	terrorism or war;
●	health epidemics (including the outbreak of COVID-19);
●	failure of power grids in certain of the countries in which we operate, which are subject to frequent outages;
●	currency fluctuations;
●	changes to the laws of the jurisdictions in which we operate; or
●	increases in the cost of labor and supplies in the jurisdictions in which we operate.

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

The growth of our customer acquisition business depends in part upon growth in the number of our customers or subscribers we are able to acquire for our clients. The rate at which we convert consumers into customers or subscribers using our customer acquisition websites is a significant factor in the growth of our customer acquisition business. A number of factors could influence this conversion rate for any given period, some of which are outside of our control. These factors include:

●	the quality of the consumer experience on our customer acquisition websites and with our delivery center;
●	the variety and affordability of the products and services that we offer on behalf of our clients and carrier partners;
●	system failures or interruptions in the operation of our customer acquisition websites; and
●	changes in the mix of consumers who are referred to us through our direct marketing partners, online advertising subscriber acquisition channels and other marketing channels.

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

Many factors influence the success of our relationship with our marketing partners, including:

●	the continued positive market presence, reputation and growth of the marketing partner;
●	the effectiveness of the marketing partner in marketing our websites and services;
●	the interest of the marketing partner’s customers in the products and services that we offer on our customer acquisition websites;
●	the contractual terms we negotiate with the marketing partner, including the marketing fee we agree to pay a marketing partner;
●	the percentage of the marketing partner’s customers that purchase products or services through our customer acquisition websites;
●	the ability of a marketing partner to maintain efficient and uninterrupted operation of its website; and
●	our ability to work with the marketing partner to implement website changes, launch marketing campaigns and pursue other initiatives necessary to maintain positive consumer experiences and acceptable traffic volumes.

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

For the fiscal years ended June 30, 2021, 2020, and 2019, payroll and related costs and share-based payments accounted for $301.3 million, $276.6 million, and $258.7 million, respectively, representing, 67.9%, 68.3%, and 70.2%, respectively, of our revenue in those periods.

Employee benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In several locations including the United States, the Philippines and Pakistan, we have experienced increased labor cost during the fiscal years ended June 30, 2021, 2020, and 2019 due to increased demand and greater competition for qualified employees. For further details, see “Item 5A. Operating Results – Results of Operations.”

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

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches, cyberattacks, security incidents and breaches, viruses or other malware, telecommunications failures, adverse weather conditions and other unforeseen events, all of which are beyond our control or through bad service or poor performance which are within our control. Such events may cause disruptions to information systems, electrical power and telephone service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the locations in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we maintain property, cyber, and business interruption insurance, our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our business and future growth depend largely on continued demand for our solutions from clients based in the United States. During the fiscal years ended June 30, 2021, 2020, and 2019, we derived 96.7%, 96.7%, and 98.0%, respectively, of our revenue from customers based in the United States. In addition, a substantial portion of our clients are concentrated in the telecommunications, technology, cable, retail and e-commerce industries. For the fiscal year ended June 30, 2021, 29.3% of our revenue was derived from clients in the telecommunications industry, 16.0% of our revenue was derived from clients in the technology industry, 5.7% of our revenue was derived from clients in the cable industry and 19.6% of our revenue was derived from clients in the retail and e-commerce industry. For the fiscal year ended June 30, 2020, 36.6% of our revenue was derived from clients in the telecommunications industry, 13.1% of our revenue was derived from clients in the technology industry, 7.0% of our revenue was derived from clients in the cable industry and 16.8% of our revenue was derived from clients in the retail and e-commerce industry. For the fiscal year ended June 30, 2019, 40.5% of our revenue was derived from clients in the telecommunications industry, 14.7% of our revenue was derived from clients in the technology industry, 9.9% of our revenue was derived from clients in the cable industry and 7.9% of our revenue was derived from clients in the retail and e-commerce industry.

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

We provide solutions to our clients’ customers in 41 countries and three continents around the world. We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy and labor relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters and our operations outside of the United States may also be subject to U.S. laws on these diverse matters. U.S. laws may be different in several respects from the laws of Pakistan and the Philippines, where we have significant operations, and jurisdictions where we may seek to expand. We also have and may seek to expand operations in emerging market jurisdictions where legal systems may be less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

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

These and other sector-specific obligations could increase our legal risk and impose additional compliance costs on our solutions. If we fail to comply with these obligations, we could suffer a range of consequences, including contract breach claims from our clients, third party claims and litigation, regulatory fines and other penalties, or reputational harm, all of which may have a material adverse impact on our business.

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

The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the Processing of Personally Identifiable Information of individuals. The FTC and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the Processing of data, and to the security measures applied to such data. Similarly, many foreign countries and governmental bodies, including the EU member states and the United Kingdom, have laws and regulations concerning the Processing of Personally Identifiable Information obtained from their residents and individuals located in the EU or UK or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the Processing of Personally Identifiable Information that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, IP addresses and other online or device identifiers. In particular, on April 27, 2016 the European Union adopted the General Data Protection Regulation 2016 / 679 (“GDPR”) that took effect on May 25, 2018. The GDPR repeals and replaces the EU Data Protection Directive 95 / 46 / EC and it is directly applicable across EU member states. The GDPR applies to any company established in the EU or UK as well as to those outside the EU or UK if they process Personally Identifiable Information, as defined under the GDPR, in connection with the provision of goods or services to individuals in the EU or UK or monitor their behavior (for example, through online tracking) of individuals in the EU or UK. The GDPR enhances data protection obligations for businesses and provides direct legal obligations and potential liabilities for service providers processing Personally Identifiable Information on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal data  processing activities. Moreover, the GDPR requirements apply not only to third-party transactions, such as with our customers and service providers, but also to transfers of EU or UK personal data between us and our subsidiaries, including employee information. Noncompliance with the GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher.

In addition to the GDPR, the EU also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, (“ePrivacy Regulation”), would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has been delayed but could be enacted sometime in the relatively near future. While the new regulation contains protections for those using communications services (for example, protections against online tracking technologies), the potential timing of its enactment significantly later than the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user’s terminal equipment, which may negatively impact our product offerings and our relationships with our customers. Preparing for and complying with the GDPR and the ePrivacy Regulation (if and when it becomes effective) has required and will continue to require us to incur substantial operational costs and may require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations or varying regulatory interpretation of these laws’ requirements. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others.

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

As of June 30, 2021, we had total indebtedness of $112.5 million, including our lease liabilities. Our level of indebtedness may have significant negative effects on our future operations, including:

●	impairing our ability to obtain additional financing in the future (or to obtain such financing on acceptable terms) for working capital, capital expenditures, acquisitions or other important needs;
●	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could impair our liquidity and reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other important needs;
●	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and
●	limiting our ability to adjust to rapidly changing conditions in the industry, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or business than our competitors with relatively lower levels of debt.

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

During the fiscal years ended June 30, 2021, 2020, and 2019, 3.3%, 3.3%, and 2.0%, respectively, of our revenue was generated in currencies other than the U.S. dollar. A portion of our costs and expenses that were incurred outside of the United States were paid for in foreign currencies, mostly the local currencies of the Philippines, Jamaica, and Pakistan. During the year ended June 30, 2021, out of our total payroll and related costs, 26.2% were incurred in the Philippines Peso, 12.7% were incurred in the Jamaican Dollar and 8.8% were incurred in Pakistani Rupee. Because our financial statements are presented in U.S. dollars and revenues are primarily generated in U.S. dollars whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Item 5A. Operating Results —Factors Affecting Our Operating Profit Margins” for more information.

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

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily compatible with ours or we have difficulty retaining the customers of any acquired business due to changes in management or otherwise. Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

●	issue additional equity securities that would dilute our shareholders;
●	use cash that we may need in the future to operate our business;
●	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations or cash flows;
●	incur large charges or substantial liabilities; or
●	become subject to adverse tax consequences, or substantial depreciation or amortization, deferred compensation or other acquisition related accounting charges.

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

We had goodwill and other intangible assets totaling $15.0 million as of June 30, 2021. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. In the year ended June 30, 2021, we did not recognize any impairment of goodwill or intangible assets. In the year ended June 30, 2020, we recognized an impairment of intellectual property intangibles of $0.7 million. In the fiscal year ended June 30, 2019, we recognized a $0.2 million impairment of intangibles due to the disposal of DGS EDU LLC. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations. For more information, please refer to our audited consolidated financial statements included at the end of this annual report.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of June 30, 2021, we had estimated U.S. federal net operating loss carry forwards of $16.2 million and U.S. state net operating loss carry forwards of $36.9 million, which will begin to expire in 2030. As of that same date, our European and UK subsidiaries had net operating loss carry forwards of $4.3 million, which can be carried forward indefinitely with no expiry date. Our Luxembourg subsidiary had net operating loss of $1.2 million which will begin to expire in 2037. Our Canadian subsidiary had net operating loss carry forward of $2.3 million, which will begin to expire in 2028. Our subsidiary in Senegal has net operating loss carry forward of $2.7 million which will begin to expire in 2022. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income which could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

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

In addition, the United States enacted the Tax Cuts and Jobs Act of 2017 (the “TCJA”), which has significantly changed the U.S. federal income tax system. Significant changes introduced by TCJA include reduction in US federal tax rate, limitations on the deductibility of interest expense and executive compensation, a base erosion focused minimum tax (the Base Erosion and Anti-Abuse tax), transitional tax, tangible property expensing, current tax on global intangible low-taxed income (GILTI) and carry forward of net operating losses (“NOLs”). Moreover, the current U.S. administration and certain members of the U.S. Congress have stated that one of their top legislative priorities is significant reform of the Internal Revenue Code.  Proposals by members of Congress have included, among other things, changes to U.S. federal tax rates and imposing additional taxes on payments by U.S. companies to their foreign affiliates.  There is substantial uncertainty regarding both the timing and what will ultimately be included in any such tax reform. See “Item 10E. Taxation.”

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

Furthermore, the Organization for Economic Cooperation and Development (OECD) is leading an initiative under its base erosion and profit shifting (BEPS) project aimed at imposing a global minimum tax rate, with the intention of reaching an agreement on its proposals by late 2021. We do not know when, or if, the OECD’s proposals will be adopted; however, such proposals may have implications for international companies based in Bermuda. At this stage it is difficult to predict whether and to what extent any legislative changes that are adopted to implement the OECD’s proposals will impact us.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Bermuda laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;
●	require non-management directors to meet on a regular basis without management present;
●	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
●	have an independent compensation committee;
●	have an independent nominating committee;
●	solicit proxies and provide proxy statements for all shareholder meetings;
●	review related-party transactions; and
●	seek shareholder approval for the implementation and modification of certain equity compensation plans and issuances of common shares.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either:

●	a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States; or
●	a majority of our “executive officers” or directors may not be U.S. citizens or residents, more than 50% of our assets cannot be located in the United States, and our business must be administered principally outside the United States.

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

The stock market in general, and the market for equities of newly public companies in particular, have been highly volatile. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our common shares may experience a decrease, which could be substantial, in the value of their common shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our common shares could be subject to significant fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

●	variations in our operating performance and the performance of our competitors;
●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	changes in our revenues or earnings estimates or recommendations by securities analysts;
●	publication of research reports by securities analysts about us or our competitors in our industry;
●	failure of securities analysts to initiate or maintain coverage of us, changes in ratings and financial estimates and the publication of other news by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	additions or departures of key personnel;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	announcement of technological innovations by us or our competitors;
●	the passage of legislation, changes in interpretations of laws or other regulatory events or developments affecting us;
●	speculation in the press or investment community;
●	changes in accounting principles;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	health pandemics (including COVID-19);
●	changes in general market and economic conditions;
●	changes or trends in our industry;
●	investors’ perception of our prospects; and
●	adverse resolution of any new or pending litigation against us.

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

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. Once we no longer qualify as an EGC, the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

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

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control from our independent registered public accounting firm.

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

Our executive officers, directors and shareholder who own more than 5% of our outstanding common shares, which we refer to as our principal shareholder, beneficially owns shares representing approximately 70% of our outstanding common shares. As a result, if some or all of these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, amalgamation, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

Our largest shareholder, The Resource Group International Limited, and its major shareholder, TRG Pakistan Limited, have substantial control over us and could limit your ability to influence the outcome of key transactions, including any change of control.

As of September 1, 2021, our largest shareholder, TRGI, beneficially owns, in the aggregate, approximately 62% of our outstanding common shares. As of June 30, 2021, TRG Pakistan Limited (“TRGP”), a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange, beneficially owned 46% of TRGI’s outstanding voting securities (45% if all outstanding non-voting common shares are converted into voting common shares). The members of the boards of directors of TRGP and TRGI have substantial overlap. Peter Riepenhausen serves as the chairman and director of both TRGP and TRGI. Zia Chishti serves as a director of both TRGP and TRGI and is also TRGP’s largest shareholder and a significant shareholder in TRGI. In addition, Mohammed Khaishgi serves on the boards of directors of TRGP, TRGI and TRGI’s portfolio management company, TRG Holdings.

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

A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. As of September 1, 2021, we have 18,471,563 outstanding common shares. Of these common shares, 6,846,985 shares are freely tradable, without restriction, in the public market. Certain of our security holders have rights, subject to some conditions, to require us to file registration statements covering common shares that it holds or to include their shares in registration statements that we may file for ourselves or for other shareholders.

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

Provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

●	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval; and
●	the ability of major shareholders (i.e., shareholders holding 50% or more; in the absence of such a holder, 25% or more) to appoint directors to the Board.

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

Emerging Growth Company

The JOBS Act was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as EGCs. We are an EGC within the meaning of the JOBS Act. As an EGC, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may take advantage of these exemptions until we are no longer an EGC.

We will remain an EGC until the earliest to occur of:

●	the last day of the fiscal year in which we have more than $1.07 billion in annual revenues;
●	the date on which we become a “large accelerated filer” (the fiscal year-end on which at least $700 million of equity securities are held by non-affiliates as of the last day of our then-most recently completed second fiscal quarter);
●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and
●	the last day of the fiscal year ending after the fifth anniversary of the completion of our initial public offering.

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

Recent Developments

New Facilities

In August 2021, we announced the scheduled opening of our new customer experience center in Pittsburgh, Pennsylvania, encompassing 33,000 square-feet of space with an anticipated opening date of October 1, 2021.

In September 2021, we announced our entry into Honduras with the scheduled opening of our new customer experience delivery center in Tegucigalpa in November 2021.

B.   Business overview

Industry Overview

The race to transform Customer Experience (CX) business models in a rapidly evolving digital world is a critical driver of success for many companies. While the need to adapt has been a priority for companies for the past several years, the COVID-19 pandemic has accelerated this movement, forcing businesses to rethink how they engage and retain their customers, whose habits and lifestyles have dramatically changed. This makes CX a key factor in today’s hyper-competitive economy and often the top priority for a company’s executive leadership.

The concept of digital transformation begins with customer engagement. The use of digital channels increased, while the ability to leverage digital and traditional channels in an integrated fashion in order to meet ever-evolving, fluid customer needs which we refer to as “integrated omni-channel” has become critical.  This brings about a need for a new type of partner, one with expertise and capabilities that can help a company analyze its CX and then deliver on creating great experiences.

We believe that having a unique and deeply engaged front line of expert customer engagement professionals to deliver exceptional CX across all delivery channels is critical for companies to successfully implement these strategies. The past labor arbitrage-only approach is obsolete and the demand for fast and flexible service is required for success in the future.

Technology and deep customer relationships are at the forefront of the leading digital-first companies. This has radically altered the market in which we operate as it has put CX front and center on our clients’ list of priorities. In our experience, clients continue to look to a different breed of outsourcing partners to provide CX services for them. In particular, clients are seeking disruptive technology providers and partners to elevate their customer experiences and become their CX partners of choice.

As a result of these trends, there is a target market for CX providers of clients that are experiencing rapid growth across all markets and verticals. These companies are impacting our daily lives in many ways – how we shop, how and where we dine, how we watch our favorite shows, movies and series and how we invest our personal assets.

We, as a company, seek to accelerate our clients’ growth through our delivery of end-to-end customer engagement solutions. Our business model centers around a customer-centric approach, where every decision made, every solution developed, and every area of investment has the customer top of mind.

We understand our role, which is to improve CX in an omni-channel world and be our clients’ trusted provider in delivering a highly differentiated customer experience.

Business Overview

We are a leading provider of customer support services that helps drive extraordinary customer experiences for many of the world’s most recognized brands.

We combine our strong heritage of delivering world-class CX operations delivery with best-in-class services and solutions that span omnichannel customer engagement and support, digital marketing and customer experience management to help our clients measure customer sentiment and deliver a superior CX to their end-customers.

Leveraging our proprietary Wave X purpose-built technology platform, company culture and operational excellence, we help more than 125 clients create innovative and differentiated customer experiences to increase loyalty, enhance brand awareness and drive revenue in an era of rapid change and digital transformation.

Over the span of five short years, we have transformed our business from a traditional business process outsourcer (BPO) of commoditized call center support to a technology-led provider and partner of choice for high-growth brands that are digitally transforming themselves. These brands span across e-commerce, retail, FinTech, HealthTech, streaming content, ride sharing and hospitality.

In FY2016, we pivoted our strategy to place a high priority on delivering great customer experiences across the customer lifecycle and to focus on clients who view CX as a competitive differentiator. Companies are looking for enhanced solutions beyond pure labor arbitrage. They require partners that can enhance their brand and customer loyalty. Key attributes include tech-led solutions, a highly connected culture and superior level of employee engagement, elevated branding, and a fast and effective path to operational proficiency. We call this BPO 2.0, and ibex is at the forefront of delivering these differentiated solutions at scale across our geographies.

Today, our business is experiencing significant growth with clients that require best-in-class performance and differentiated value propositions.

We are well-positioned for strong, sustainable, long-term growth.

Over the last seven years, our revenues have increased organically at a CAGR of 10.0%, growing from $227.4 million in the fiscal year ended June 30, 2014 (excluding any impact due to IFRS 15) to $443.7 million in the fiscal year ended June 30, 2021. This growth rate is significantly greater than that of our constituent markets, especially the BPO industry, which according to IDC, grew at an annualized rate of 2.9% between 2015 and 2020.

In FY2020 and FY2021, we won more than 40 additional new customers across our Blue Chip and emerging New Economy client segments, bolstering our presence as a leading provider of customer engagement BPO and technology solutions in these spaces.

Since the start of FY16, we have attracted more than 60 new clients, which together represented approximately $230 million of revenue during in FY21. This resulted in a 84% revenue CAGR from FY16 to FY21, and 40% revenue growth from FY20 to FY21. These clients represented 52% of our revenues in FY21 and we expect them to continue to grow rapidly. Additionally, approximately 75% of these clients partner with us to provide them with integrated omni-channel solutions which we believe make our relationships with them stronger and more defensible. The remaining 25% are mature brands that are equally committed to delivering amazing experience through voice channels.

We are extremely proud of the diversification we have achieved in our business. As we completed FY15 and enacted our new strategy in FY16 and beyond, our top five clients represented 75% of our business and our top 10 represented 82% of total business. Our 25th largest client spent less than $1 million dollars with us annually.

As we completed FY21, these numbers vastly improved. Our 25th largest client invested more than three times the amount of revenue with us versus FY15.  In addition, we have experienced 100% retention of our top 20 clients since FY18.

The following table demonstrates how impactful our strategy shift has been:

The growth of our business can be seen throughout our top 25 clients. During FY21, our top five clients include two new clients, half of our top 10 client list is new and our top 25 list of clients have 19 new clients since FY15. The revenues billed from clients 6-10 has grown from $19.9 million to $89.5 million - a CAGR of 28.4%, while the revenues from clients 11-25 have increased to $87.7 million from $26.4 million.

Our growth strategy is predicated on four growth pillars. Together, they serve as the catalyst for delivering business solutions that help our clients as they tackle their toughest business challenges, while providing differentiated and real-time experiences for their end-customers.

The foundation of our success is based on four primary growth pillars: (1) the ability to harness innovative technology that creates increased efficiencies for our business and our clients’ business (2) our strong track record of delivering best-in-class operations (3) a high-performing company culture that breeds expertise and real-world knowledge amongst a very talented employee base and (4) a customer-devoted mentality that breeds loyalty and long-term relationships. This loyalty is evidenced by the extended relationships we have with our customers.

Our broad portfolio of CX services and technology solutions give our clients a competitive advantage, while also providing them with the ability to deliver a relevant and differentiating experience for their customers.

We partner with companies ranging from large Fortune 100 companies to young, emerging brands to drive their customer engagement in ways that will revolutionize the way consumers connect and invest in their brands of choice harnessing the power of technology.

Wave X is the hub of technology development and innovation at ibex. The Wave X platform powers enhanced agent interactions, exceptional client CX, and overall better performance.

Wave X is a differentiated suite of digital and technology solutions across the agent lifecycle to ensure our agents are best equipped to delight customers across all phases of the customer lifecycle, and multiple channels, customized to a client’s specific need. This capability allows us to provide innovative, automated and customizable solutions to our clients more efficiently versus a pure labor arbitrage-based delivery model. We believe these technologies will enable us to outperform our competition.

Our strategy places our clients at the heart of everything we do and is built on providing world-class operations and CX delivery capabilities that enable differentiating and relevant customer engagement.

Our global delivery model is built on onshore, nearshore and offshore customer experience delivery centers, which includes a unique ability to support work-at-home capabilities in any region.

From June 2019 to December of 2021, we expect to have experienced 125% growth in nearshore/offshore capacity while shrinking our domestic capacity by more than 20%. As of October 1, 2021, 74% of our capacity now resides in our high-growth offshore and nearshore markets.

Nearly 90% of our capacity today resides in our high margin regions.

We operate state-of-the-art CX delivery centers in labor markets that we believe are underpenetrated.  This helps us maintain our competitive advantage, retain our position in those labor markets as an employer of choice, and deliver a highly scalable and cost-effective solution to our clients. These delivery centers enable us to create a differentiated connection to our clients’ brands and customers.

In addition, with a broad network of 33 contact centers (as of October 1, 2021 and growing) spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica and Nicaragua, enable us to offer untapped talent pools for high-quality service, operations with a close proximity to our professionals’ homes, competitive price points, and an existing brand affinity.  Moving forward, we are laser focused on growing our brand and market presence worldwide.

We deploy a customer-centric, employee driven culture which enables our workforce to do their best work on behalf of our clients.

We believe that we have one of the best cultures in the industry. As a testament to our culture, nearly 40% of our workforce is made up of family, friends and colleagues who were referred to us by our employees. Our culture is distinctive – built by and for the individuals that represent our clients’ brands with each and every contact. Our commitment to those individuals exceeds anything in our industry, as evidenced by our unprecedented employee Net Promoter Score (ENPS) of 71.

At the foundation of our culture are three primary principals:

1.	Be the best employer in the markets we serve – We provide our employees with immediate opportunities for growth. Day one begins with a view of what is possible at ibex including leadership development and job advancement and our commitment to enriching our employees’ lives. We enable our employees to craft a path for their future early in their tenure with ibex.

2.	Employee first culture – Our employees are the lifeblood of our organization. From the tools they use every day to interact with our customers to the services we provide to improve their lives, we put our workforce first in all that we do. Our ability to recruit, engage, motivate and retain is evidenced in the top quadrant performance we deliver to our clients. We are committed to supporting a diverse and inclusive workforce through the entire organization.

3.	Highly immersive engagement –Our culture can be seen and felt from the minute you enter one of our centers. From our modern, highly customized and branded sites to our unique celebrations for our frontline talent around the globe, our employee engagement is a key driver of the high agent retention we see across our delivery centers.

In fiscal year 2021, we invested approximately $13 million in employee health, safety and wellness to help identify, slow and stop the spread of the COVID-19 in our facilities. Those investments included transportation for our employees to and from our facilities, high-grade disinfection of our CX delivery centers, appropriate social distancing measures, technology investment to contract trace and curb spread, and company-paid vaccinations. For example, we invested in vaccines purchased directly from the manufacturer for our employees in the Philippines; this has led to a 70% vaccination rate of our employee base in a region where only 14% of the general population are vaccinated. We believe this investment in our employees underscores our commitment to our workforce and builds loyalty to our clients and our personnel.

Our ongoing development and interest in our people and our culture is what fuels our growth.  Our employees are extremely loyal to ibex and are proud to be part of ibex. The investment in our people does not end with our physical locations but transcends into the lives of our workforce.

Our people are at the center of our long-term success and growth-strategy, and we will continue to nurture, enhance, and expand our diversity and values-driven culture. Combining the passion, energy and talents of our global employee base and harnessing that into an industry leading company is at the heart of what we do.  The result is performance at the highest levels for our clients that delivers an exceptional CX while accelerating growth and diversification for our business.

We utilize a differentiated value proposition to support our clients and drive value.

We place the customer at the core of our business strategy and deliver world-class CX capabilities, operational delivery excellence, efficiency, and reliability to enhance our clients’ success.

We have generated a high level of client satisfaction and loyalty that had fueled our new customer growth and client retention.

Our ability to build deep and trusted relationships with our clients is an integral part of our culture. Since the end of our FY2018, we have successfully retained all of our top 20 clients, which represented approximately 95% of our revenue that year. In FY21, our total customer retention represented over 99% revenue.

Additionally, we closely monitor customer satisfaction via net promoter score (“NPS”) which is tracked through our annual Client Satisfaction Survey. our 2019 Client Satisfaction Survey scored a NPS of 68 which indicates strong, mutually-beneficial relationships with clients built on the value they place in ibex services and solutions along with the level of service consistently being delivered.

Our Strategic Approach

Our approach focuses on high growth clients that are experiencing increased demand for their products and services.  In addition, we serve companies that are transforming their CX to a digital-first model. These target clients are looking for partners that can deliver an amazing experience to their customers, while enhancing their brand and customer loyalty, at scale.

The services we provide for these clients are digital and traditional omni-channel capabilities. Our digital services have significantly less agent attrition than traditional BPO programs. Agent attrition is a key cost and performance component where low attrition drives higher margins and better performance for ibex and our clients.

Often these digital services are provided in our high-margin Philippines and Nearshore regions.   Our model of winning high-growth, digitally-focused clients has contributed to the growth of our highest margin services in our highest margin regions.

Our Competitive Strengths and Differentiators

As evidenced by the quality and quantity of our new customer wins, growth and market share with these clients and our track record of amazing customer retention with no customer losses, has clearly established ourselves as a CX leader in today’s digital economy.  We do this through leveraging our key competitive strengths:

●	Differentiated as a Nimble, Disruptive Provider – Companies continue to seek disruptive partners that are fast and flexible. We believe that we have a distinct organizational culture that embraces technological disruption and is characterized by innovation, speed and structural nimbleness. Our innovative and entrepreneurial culture is a key differentiator and gives us a competitive advantage in delivering high-quality solutions to clients around the globe.

●	Wave X Technology Solutions to drive performance and innovation – ibex Wave X is the hub of our technology development and innovation effort to drive value-added solutions for improved agent interactions, client CX, and overall performance. Wave X is a platform that spans the customer and agent lifecycle leveraging artificial intelligence into each stage of the customer lifecycle, from customer acquisition, to engagement, to surveys and analytics. Our proprietary technology, combined with our Wave Zero launch process enables us to accelerate “Speed to Green” for our clients and outperform our competition.

●	Best Brand and employer in the markets we operate – Our goal is to be the best employer which helps create a virtuous cycle of the ability to attract and retain the best leadership and front-line agents. This in turn creates great performance that drives growth and expansion and expanded career opportunities for our personnel. The result is not only being recognized by the Great Places to Work award and Great Places to Work for Women awards, but also by scoring at industry leading scores for employee Net Promoter in markets like Jamaica, Nicaragua and Bohol, Philippines where we are now the largest BPO provider.

●	Broad set of full lifecycle Digital Services –The services we provide for our clients include three key services – Digital & Omni-Channel Customer Experience (ibex Connect), Digital Marketing and E-Commerce (ibex Digital) and Digital CX surveys and analytics (ibex CX). This contrasts to many of our traditional competitors that are focused solely on contact center services only.

●	World-Class Global Delivery with significant growth in Nearshore & Offshore regions – Our global delivery model is built on onshore, nearshore and offshore delivery centers, and includes our ability to also support work-at-home capabilities. We seek to operate state-of-the-art ‘highly-branded’ sites in labor markets that are underpenetrated in order to maintain our competitive advantage, retain our position in those labor markets as an employer of choice and deliver a highly scalable and cost-effective solution to our clients.

Our CX delivery centers enable us to create a differentiated connection to our clients’ brands and their customers. In addition, with a broad growing network of 33 CX delivery centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica and Nicaragua, enable us to offer untapped talent pools for high-quality service, proximity to home operations, competitive price points, and an existing brand affinity. From June 2019 to December 2021, we expect to have experienced 125% growth in nearshore/offshore capacity while shrinking our domestic capacity by more than 20%. As of October 1, 2021, 74% of our capacity reside in our high growth offshore and nearshore markets.

●	Great Operational performance that leads to high Client Satisfaction and Retention – Our ability to build deep and trusted relationships with our clients is core to who we are. Since the end of our FY2018, we have successfully retained all of our top 20 clients, which represented approximately 95% of our revenue in FY18. In FY21, our total customer retention represented over 99% revenue retention. Additionally, we monitor customer satisfaction in the form of a NPS which is tracked through our ibex annual Client Satisfaction Survey. Based on ibex’s 2019 Client Satisfaction Survey, we scored a NPS of 68 which indicates strong, mutually beneficial relationships with our clients built on the value clients place in our services and solutions and level of service we consistently deliver.

Our Growth Strategy

Our goal is to grow our position as a key strategic partner to leading digital-first clients that require outsourced customer engagement solutions, especially as they look to deliver amazing customer experiences to digitally native customers.

Since 2016 we have transformed our business from a traditional BPO providing commoditized call center support to a leading tech-led provider and partner of choice for the digital economy.  Revenues from new clients won since FY2016 are approximately $230 million and have increased at a 84% CAGR and an increase of 40% from FY20 to FY21. Most of this growth is delivered out of our highly profitable nearshore (Jamaica and Nicaragua) and Philippine's regions. Today these regions represent 74% of our total seats.

Our growth model is designed to deploy a “land and expand” approach where  we win a client, outperform and subsequently enhance the partnership scope with these clients. The breadth of our capabilities, our ability to deliver a superior experience to our clients and our global delivery capabilities have allowed us to successfully land new clients and then expand our wallet share with them over time.

Our Wave Zero launch model has become a competitive advantage for ibex in our land and expand approach. The result is a faster path to delivering results in the early stages of production resulting in a great position to expand quickly. This is evidenced by the revenues in year two of our client relationships increasing 2.5x to 3.5x of year one revenues, with continued strong growth into year three.

The following table illustrates the success we have had with our new customer engine and our land and expand strategy since FY16, as well as the acceleration of our new customer sales engine. The result for ibex is a business that has achieved 16 straight quarters of growth when measured versus prior year quarter:

New Customer Revenue Acceleration
$80
$70
$60
$50
$40
$30
$20
$10
$-
FY16 New Customer Cohort
FY17 New Customer Cohort
FY18 New Customer Cohort
FY19 New Customer Cohort
FY20 New Customer Cohort
FY21 New Customer Cohort
Year 1
Year 2
Year 3

Moving forward, our strategy for continued growth is based on the following key components:

●	Continue Winning Digital-First Blue Chip Clients – We have been able to win marquee blue-chip brands that are looking to transform their customer engagement strategy through a more innovative and outcome-oriented focus. For these customers, our value proposition is primarily focused on acting as a partner to drive digital transformation in their existing operations. The imperative of digital engagement with a new type of consumer is even more urgent as these companies increasingly face-off against emerging, new economy companies. We have increasingly gained share in these relationships, often displacing existing incumbent providers.

●	Continue Winning the Leaders of the New Economy – Our New Economy initiative combines our customer engagement, customer acquisition and CX capabilities into an integrated solution set that is focused on the needs of high-growth emerging technology markets. Our success in our New Economy vertical can be traced to its inception in 2016, when we began servicing a new client in the emerging technology space. We launched our New Economy initiative to help similar clients attain and support their high-growth objectives. New Economy customers are serviced out of our Philippines and nearshore regions, often with more digital support versus traditional voice support, producing generally higher margins.

●	Invest into and Grow our Strategic FinTech and HealthTech Verticals –We have identified the FinTech and HealthTech industries as high-growth verticals with rapidly expanding digital CX needs. Within our FinTech practice, we intend to build on recent wins we have had with leading digital trading apps and crypto currency wallets. In HealthTech, we see significant opportunity to provide enhanced patient experience, revenue cycle management as well as medical coding and billing services.

●	Expand Service & Lines of Business with Current Clients – The breadth of our solutions over the full customer lifecycle creates the ability to cross-sell each solution throughout our client base. Our client base has many large, global brands that have multiple lines of business across multiple geographies. Our typical model is to launch in one center with one service such as customer engagement. Our goal is then to “expand” with additional services or new geographies where we operate for our clients. We believe that the success of our initial launches has enabled our client teams to broaden our scope of engagement with these clients to include additional solutions within our suite of offerings.

●	Pursue strategic acquisitions – Our acquisition strategy targets situations in which it is optimal to acquire versus build. It will primarily be focused on adding additional omni-channel capabilities, providing access to new geographies and acquiring technologies that further differentiate our solutions.

By offering technology-enabled customer interactions solutions and focusing on our strategies for growth, we believe we are well positioned to compete effectively in the customer engagement marketplace, continue to increase market share and capitalize on market growth.

Our Service Offerings

Whether in mature, high-growth or emerging industries, we provide clients with a compelling value proposition that combines a full spectrum of customer lifecycle solutions with a world-class global operations delivery model operating off of innovative technology.

The customer experience lifecycle, from acquisition to retention has become more challenging, complex and competitive for companies to manage, yet now more than ever before, CX is a key differentiator for so many companies.

Digitally transforming companies partner with ibex to optimize every interaction they have with their customers, ensuring a superior customer experience.

We have designed a differentiated suite of digital and operational solutions that seamlessly manages interactions throughout all phases of the customer lifecycle, across multiple channels, customized to a client’s specific needs.

Our technology solutions and outsourcing services help globally recognized companies enhance their brands, drive customer loyalty, and identify new revenue streams by customizing services that maximize touchpoints across the entire customer journey.

We provide our clients with differentiated solutions that combine a customer-obsessed employee culture, an industry-leading global delivery model, and innovative technology.  The investments we have made have placed us in a strong competitive position with substantial first-mover advantages.

Our vertical industry expertise in retail, e-commerce, emerging technology, HealthTech, FinTech and other high-growth areas allows us to adapt our services and solutions for clients, further embedding us into their customer engagement lifecycle while delivering impactful business results.

Our services cover three areas: Digital & Omni-Channel Customer Experience (ibex Connect), Digital Marketing and E-Commerce (ibex Digital) and Digital CX surveys and analytics (ibex CX):

ibex Connect

Our Connect business lies at the core of our offerings and generates the majority of the company’s revenue. This business unit delivers differentiated customer service (assisting our clients’ customers with information about our clients’ and their products or services), technical support (providing specialized teams to provide information, assistance and technical guidance to our clients’ customers on a specific product or service), revenue generation (upselling and cross selling) and other value-added outsourced back office services (finance and accounting, marketing support, sales operations, and human resources administration) to our clients. We deploy these capabilities through a true omni-channel CX model, which integrates voice, email, chat, SMS, social media and other communication applications.

ibex Digital

Our ibex Digital suite of solutions works with consumer-facing businesses to help them build, grow and scale technology-driven customer acquisition solutions, while helping drive digital transformation. We offer digital marketing, e-commerce technology, and platform solutions for some of the largest and fastest growing brands, helping them build new customer acquisition channels, increase acquired customers, and often do both at a reduced cost.

ibex CX

Our CX business measures, monitors and manages our clients’ wholistic customer experiences. By offering a 360-degree CX approach, our clients harness the power of the data and customer feedback to differentiate themselves within today’s “customer expectation economy. We enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and outcomes, derive impact analysis scenarios and assign “action plans” throughout the enterprise.

Our Technology

The foundation for ibex service offerings is our WaveX technology platform, a differentiating set of proprietary purpose-built solutions across the customer and agent lifecycle that drive performance, speed to green and customer satisfaction.

Our technology helps clients drive insights and manage interactions across their entire customer journey.

Over the past five years, we have invested significant resources into building and deploying proprietary technology, focusing on next-generation software deployed across the full customer lifecycle journey, driving revenue growth, productivity improvements, experience enhancement and competitive differentiation.

Our Flexible Operating Delivery Model

Companies seeking CX partners base their decisions in large part on the ability to provide a flexible, turnkey delivery model that offers a mix of onshore, nearshore, offshore and remote working capabilities. In the face of recent global events, companies need providers with the ability to shift their delivery rapidly between various location models.

Our global delivery model operates onshore, nearshore and offshore CX delivery centers, coupled with the ability to support work-at-home capabilities.

We operate state-of-the-art CX delivery centers in labor markets that are underpenetrated. This gives us a competitive advantage, retains our position in those labor markets as an employer of choice and delivers a highly scalable and cost-effective solution to our clients.

Our CX delivery centers enable us to create an environment where our customer service employees are highly immersed in our clients’ brands, further promoting our customer-obsessed culture.

With a broad and growing global network of 33 CX delivery centers, we provide geographic diversity for our clients. Our significant investments in nearshore sites such as Jamaica and Nicaragua enable us to offer untapped talent pools capable of delivering superior CX at competitive price points, and in many cases, an existing brand affinity.

We have become the largest BPO employer in Jamaica and Nicaragua over the last five years with over 6,000 and 2,500 employees, respectively. In addition, we’ve become the largest provider and first mover in Bohol, Philippines, where we have over 1,800 employees. In fact, we are rated the number one digital CX outsourcer in each of those countries. We are also the largest BPO employer in Pakistan, which is a truly disruptive market for the industry.

We operate in the following geographies for our service offerings:

Customer Engagement

As of October 1, we operate 33 CX delivery centers located in the United States, the Philippines, Jamaica, Nicaragua, Pakistan, Senegal and the United Kingdom. As of June 30, 2021, we have more than 18,000 agents across these centers.  We will be expanding our nearshore footprint in early FY22 as we launch in Honduras (Tegucigalpa).

Customer Acquisition

We operate three acquisition-focused Centers of Excellence, one in Jamaica and two in Pakistan, which are focused on customer acquisition on behalf of our clients. As of June 30, 2021, the number of agents dedicated to customer acquisition was more than 500.

Customer Experience Technology Solutions

We deliver our CX technology solutions to our clients primarily through a cloud-based delivery model. Our Analytics solution is an add-on solution, which includes technology such as omni-channel speech analytics utilizing artificial intelligence (AI) along with business analysts who provide various insights.

Our footprint is a strategic advantage, blending our site strategies for our clients between the Philippines, nearshore markets (Jamaica and Nicaragua), and in a disruptive market like Pakistan.

This provides our clients with a balance of quality, cost and BCP (Business Continuity Plan) having their business placed with us across multiple regions. Of our largest 25 clients, we service 20 across multiple regions creating great market diversification and BCP.

We also believe that providing services for our clients across multiple regions is a proxy for a partner oriented trusted relationship and is consistent with our “land and expand” client strategy.

Our deep client relationship and operation performance is also evidence of the fact that we have not lost a top 20 client since 2018 – a bar that is extremely difficult to attain, and we believe is unique to ibex.  In fact, in our most recent client NPS survey, we attained a near industry gold standard of 68 NPS rating by our client base.

Key Market Opportunities

The estimated total current addressable market for ibex is well over $100 billion, and is comprised of the following areas of opportunity:

●	Customer Engagement - The largest portion of ibex’s addressable market is the customer care segment within the BPO industry, which makes up the largest portion of the company’s revenue. International Data Corporation (“IDC”), a leading information technology research firm, estimates that the worldwide business process outsourcing services revenue in 2020 was $203.3 billion and expected to grow to $231 billion in 2024. Within this market, the customer care segment is the largest horizontal market, with approximately $77 billion of revenues in 2020 and expected to grow at a CAGR of 3.6% to $88.6 billion in revenues by 2024. Within the United States, customer care BPO spend accounted for $45 billion in 2020 and is expected to grow to $51.6 billion by 2024.

●	Customer Acquisition - ibex Digital is enabled primarily by digital marketing which is one of the fastest growing segments of the media advertising industry. According to eMarketer, a leading market research company, digital marketing will make up 43% of all advertising spending in 2020. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service. E-marketer estimated that $28 billion would be spent in 2020 on paid search in North America, ibex’s primary digital marketing channel, and is expected grow at a 10% CAGR from 2020 to 2023. The market is projected to continue to grow in the near term and is rapidly evolving due to increased expectations for BPO providers to innovate and constantly improve service quality.

●	CX Experience Management and Analytics - With unprecedented access to technology, data and choices, consumers have elevated expectations about being heard, as well as how companies act and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and harness insights yielded by advanced analytics performed on those data to provide customized customer experiences. Markets and Markets, a leading B2B market research firm, estimates that the global customer experience management market will grow at a 11.8% CAGR, from $8.5 billion in 2020 to $14.9 billion in 2025, with North America representing approximately $3.0 billion of market share in 2020. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $12 billion by 2023.

Key Market Trends

Several trends are driving growth and transformation in the outsourced customer interactions market. Historically, the industry was premised on labor arbitrage and cost. Offshoring of work to markets like India and the Philippines was driven primarily by the cost advantages those markets provided.

The outsourced industry is undergoing a paradigm shift with blue chip clients pivoting toward technology-enabled marketplaces supporting an increasingly digitally native consumer base.  This represents a key area for ibex to continue to capture market share.

Companies are reacting to this shifting landscape with a relentless focus on CX. They view their customer contact center providers as essential partners and an extension of their brand rather than a cost center to manage customer interaction.  As a result, they are often moving away from their incumbent legacy providers looking for differentiation and simply better customer support. They are not just looking for labor to manage contacts, but rather they are looking for great customer experiences.

In addition to clients in mature industries, emerging industries in the technology and consumer services sectors are changing the mix of solutions, channels and delivery locations. We believe that participants that offer a flexible, technology-oriented, and integrated solution will be best positioned to address the following key industry trends:

●	A Dramatic Prioritization of CX – As brands recognize that digital feedback mechanisms, such as social media, can rapidly impact brand perception in a positive or negative manner, the importance of delivering an exceptional customer experience has become a top priority for companies.

●	Consumer Centricity & Customer Lifetime Value (LTV) – Customer expectations and behaviors are changing dramatically. Enabled by immediate feedback channels, consumers expect that enterprises will meet their needs and preferences instantaneously in return for brand loyalty and greater share of customer spend. Accordingly, enterprises and brands are more focused on understanding their consumers’ needs and developing business models that hinge on maximizing customer lifetime value. In turn, they are demanding outsourced customer engagement partners that can deliver customer-centric solutions in an omni-channel manner that maximizes customer retention.

●	Outsourcing Across the Operational Value Chain – Enterprises are more frequently relying on outsourced providers to address their needs across the entire customer lifecycle. Many companies, especially in the HealthTech, FinTech and utilities space, are beginning to increasingly rely on the expertise of external providers to deliver cost savings, ensure compliance, drive performance enhancements, and offer technology suites that serve to improve overall CX while allowing the brand to focus on their core products and competencies. Mature companies seek to digitally transform their current operations to meet the demands of the digital economy and diversify their capabilities. Companies in emerging sectors outsource due to their limited experience and/or resources to manage increasing volumes of customer interactions, and in order to drive new customer demand, scale operations, optimize costs, protect their brand investment, and accelerate profitability.

●	Rise of Omni-Channel to Drive Consumer Centricity − Customer expectations and behaviors are changing dramatically with the evolution of technology such as smart phones, tablets and social media. This has accelerated the speed of consumer interaction with brands. Consumers expect the brands to meet their needs and preferences instantaneously in return for brand loyalty and a greater share of customer spend. To address this trend, brands are focused on providing a seamless experience via integration of all contact channels (chat, email, SMS, voice, etc.) to deliver customer-centric solutions in an omni-channel manner that maximize customer lifetime value.

●	Seeking Integrated End-to-End Partners – We believe clients are increasingly looking to utilize outsourcing partners who can provide unified solutions for a variety of touchpoints along the customer interaction value chain, from digital marketing to customer sales and support to CX and surveys. Providers with integrated offerings will command a larger share of wallet from their clients, drive a great degree of insight and performance; this ultimately drives a longer term, mutually beneficial partnership.

●	Bestshore Flexible Delivery Model – Clients are increasingly choosing providers based on their ability to provide a flexible, turnkey delivery model that can offer a mix of onshore, nearshore, offshore, and remote working capabilities. However, in today’s industry, clients are looking for the best provider in the market that they are considering, as opposed to one provider across all geographies. With recent global events, clients have indicated a heightened importance on the ability of providers to shift their delivery rapidly between various location models.

●	Data Protection & Security − With the rise of the digital economy has come a rise in both the concern toward, and vulnerability of, consumer data. Both mature and new economy brands are placing a higher degree of focus on the technology that underpins the data security and fraud systems deployed by their partners; having an advanced and secure system architecture along with data center redundancy and advanced security technologies are becoming increasingly important, understanding that any security breach can result in a devastating impact to a client’s brand and a consumer’s loyalty.

●	Data and Analytics − Enterprises are increasingly demanding that their providers of customer interaction solutions integrate data analysis and insight into their core service offerings, to drive continuous performance and superior outcomes. These business intelligence tools can yield actionable insights across every customer touchpoint enabling clients to address customer issues in real time. We expect that investments in automation, digitization and machine learning will become key drivers in the industry as clients seek to adopt more technology-rich ways of servicing their customers.

●	Artificial Intelligence to Enhance Service Delivery − With the increasing applicability of AI in enhancing business processes, the customer care industry is starting to integrate AI into its range of solutions.

●	Integrated Technology Solutions for Mature Sectors – Fortune 500 companies that historically utilized traditional live-agent, voice-based services are now integrating new technology-enabled solutions that include multi-channel delivery, self-serve options and automation. Such solutions allow them to achieve greater operational flexibility and innovate their service offerings.

●	Solutions Catered to High-Growth Sectors – The challenges that new economy “disruptors” consist of managing high growth within their customer base, while simultaneously maintaining a high-quality customer experience. In contrast to mature business models, new economy companies have generally not focused on developing large-scale insourced customer operations; therefore, they rely on external partners that can deliver customer service, engagement and support while maintaining the quality of their brands. Most of these companies source their customer interaction needs from lower-cost locations outside their home markets.

Company Recognition

The Company has received the following awards since 2018:

●	2020 Frost & Sullivan Nearshore Company of the year for Caribbean and Central America
●	2019 Nexus Illuminate Nearshore Company of the Year by Nearshore America’s
●	2020 Best Place to Work for Nicaragua
●	2020 Best Place Work in Caribbean and Central America 2020
●	2021 Best Places for Women to Work in Caribbean and Central America 2021
●	2018 Customer Value Leadership Award for North America by Frost and Sullivan
●	2019 Growth Excellence Award by Frost and Sullivan

Our Clients

As of June 30, 2021, we had over 125 clients. Our clients fit primarily within two categories. The first category is made up of mostly Fortune 500 brands, across a broad range of industries, such as telecommunications, cable, financial services, and healthcare, which have large customer bases and rely on outsourced providers to maximize customer retention and improve customer expansion. We refer to these clients as “blue chip” companies. Increasingly, clients in this category look to us as a nimble provider offering differentiated services as they face challenges in the wake of digital disruption. We apply our execution expertise and end-to-end CLX technology suite to enable these clients to adapt in a changing environment that requires a different type of customer experience for digital-native consumers. The second category of clients we serve are digitally-driven “disruptors.” We refer to these clients as the “New Economy” companies. They tend to be faster-growing brands in high-growth industry verticals, such as (but not limited to) technology, e-commerce and consumer services. Our New Economy business is designed to meet these needs for new economy verticals and high-growth requirements, with a focus on launch, speed-to-performance and scale. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The success of our New Economy initiative with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels, and, as a result, has a positive effect on our profitability. While most other client verticals operate under economics typical of the outsourced customer care industry, the success of our New Economy business vertical is a result of differentiating factors such as its growth trajectory, its contribution to profitability and the greater propensity for these clients to leverage digital forms of service delivery. During the fiscal years ended June 30, 2021, 2020, and 2019, we derived 28.8%, 27.4%, and 22.0% of our consolidated revenue, respectively, from our New Economy clients.

Our contracts with clients generally take the form of a master services agreement, which is a framework agreement that is then supplemented by one or more statements of work. Our master services agreements specify the general terms applicable to the services we provide. Our statements of work specify the specific services to be provided and associated performance metrics and pricing.

Our top three “legacy” clients (i.e., our top three clients as of the end of fiscal year 2020 and 2019) accounted for 34.2%, 43.7%, and 50.6% of our revenues for the fiscal years ended June 30, 2021, 2020, and 2019, respectively.  During fiscal year 2021, our third largest client as of June 30, 2020 was replaced with our fourth largest client. During the fiscal years ended June 30, 2021, 2020 and 2019, our top three clients as of June 30, 2021 represented 35.0%, 43.7%, and 50.6% of our consolidated revenue, respectively. We are focused on building deep client relationships at multiple levels within their businesses. Coupled with our ability to consistently perform at or above expectations, this has enabled us to expand the number of high value CLX solutions we provide for our clients. This approach, over time, has led to higher client retention rates.

Client Contracts

On January 1, 2017, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. (“TRGCS”) entered into a services agreement with our top client measured by revenue as of June 30, 2020, to provide certain call center services pursuant to statements of work issued under such services agreement. There are two statements of work existing under the services agreement. The first statement of work, dated as of January 1, 2017, has TRGCS provide to the client a number of services, including, but not limited to, customer technical support. The first statement of work was extended on May 1, 2019 and expired by its terms on April 30, 2021. TRGCS currently continues to provide services to the client as governed by the services agreement while the client and TRGCS finalize a new statement of work. The second statement of work, dated as of January 1, 2017, has TRGCS provide to the client a number of services, including, but not limited to, general customer support and sales. This second statement of work was extended on October 1, 2018 and expired by its terms on June 30, 2021. TRGCS currently continues to provide services to the client as governed by the services agreement while the client and TRGCS finalize a new statement of work. The services agreement and any statements of work issued under the service agreement may be terminated, in whole or in part, with or without cause, by the client with at least 90 days prior written notice to TRGCS. Either party may terminate the services agreement and/or any statements of work issued under the service agreement upon an event of default. Both parties have agreed to indemnify the other party for certain losses or liabilities incurred in connection with the performance of services by TRGCS.

On December 10, 2013, TelSatOnline, LLC f/k/a TelSatOnline, Inc. (“TSO”) entered into a marketing agent agreement with this client, pursuant to which we provide marketing and sales services, including, but not limited to, computer, security and technical support services. The term of this agreement automatically renews for successive one-year terms unless terminated by either party. The marketing agent agreement may be terminated by either party without cause upon 30 days written notice. In addition, the client may terminate the marketing agent agreement upon a breach or default by TSO after 30 days’ prior written notice or immediately upon the occurrence of certain events set forth in the marketing agent agreement. The marketing agent agreement contains mutual indemnification provisions.

On August 12, 2014, TRGCS entered into a master service agreement with our second largest client measured by revenue as of June 30, 2020, to provide services pursuant to work orders issued under such master service agreement. This agreement replaced a prior agreement that was executed between the parties on December 4, 2009, as amended from time-to-time. On April 24, 2020, TRGCS executed a supplemental order with our second largest client, which is designed to provide consistency amongst multiple work orders and lines of business. The term of the supplemental order was made effective as of January 1, 2020 and will continue through December 31, 2022.There are two work orders existing under the master service agreements, and each are expressly subject to the new supplemental order. The first work order, originally dated as of April 1, 2016, was renewed and replaced with a new work order, effective as of January 1, 2020 and will continue through December 31, 2022, unless cancelled or terminated earlier pursuant to its terms. Under this work order, TRGCS provides our second largest client a number of services, including, but not limited to, inbound customer care, customer sales and retention, customer support, and third-party verification. This first work order was amended effective September 1, 2020 to add additional services and amend other terms. The second work order, originally dated as of February 1, 2017, was renewed and replaced with a new work order, effective as of July 1, 2020 and will continue through June 30, 2023, unless cancelled or terminated earlier pursuant to its terms. Under this second work order, TRGCS provides our second largest client a number of services, including, but not limited to, customer technical support and sales. The second work order was amended effective September 1, 2020 to add additional services and amend other terms, including updated pricing. A third work order was entered into pursuant to the January 1, 2020 supplemental order, effective September 1, 2020 and will continue through December 31, 2022. Under this third work order, TRGCS provides our client with services related to broadband and video. Our second largest client may terminate any or all work orders at any time, for convenience and without cause, upon 70 days written notice.  Any or all work orders may also be terminated by either party upon a breach of the provisions of the master service agreements or any work orders issued under the master service agreements if such breach is not cured during a 10-day period, or if such breach is not curable or is a violation of certain laws, immediately upon notice of such breach. TRGCS has also agreed to indemnify our second largest client for certain losses or liabilities incurred in connection with the performance of the services by TRGCS.

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

On July 1, 2017, Digital Globe Services, LLC (f/k/a Digital Globe Services, Inc.) (“DGS”) entered into a customer referral agreement with a third-party organization, pursuant to which such organization will act as a commissioned customer referral contractor to market, advertise and promote our second largest client’s systems, services and programming for an initial 3-year term, and on August 1, 2019, the parties amended the agreement, to extend the initial term through July 31, 2022. Pursuant to this agreement, the organization will refer potential customers to us which we will then refer to our client. We will pay a commission for the referral of each qualifying subscriber, and we are in turn paid a commission for the referral of each qualifying subscriber by our second largest client in accordance with the agreement. After the expiration of the initial term, this agreement automatically renews for an unlimited number of successive one-year terms unless earlier terminated by either party. Either party may elect to cancel the agreement for any reason, effective upon the expiration of the then-current term, by delivering written notice to the other party at least 60 days prior to such expiration. Either party may terminate the agreement with written notice and opportunity to cure and/or immediately upon the occurrence of certain events. DGS and the third-party organization have agreed to indemnify each other for certain losses or liabilities incurred in connection with the agreement.

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

We have registered or are registering various trademarks and service marks in the U.S. and/or other countries, including: Clearview (U.S. Reg. No. 5230123), IBEX Global (U.S. Reg. Nos. 4596647, 4424863, and 4588731), and IBEX (U.S. Reg. No. 6062663). The duration of trademark and service mark registrations varies from country to country but may generally be renewed indefinitely as long as the marks are in use and their registrations are properly maintained. We also have common law rights to certain trademarks and service marks.

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

D.   Property, plant and equipment

Facilities and Delivery

As of June 30, 2021, we operated 31 delivery centers in the following countries:

	Number of	Number of
Country	centers	workstations
United States	6	2,153
Philippines	9	7,335
Pakistan	7	2,300
Jamaica	5	4,399
Nicaragua	2	1,510
Senegal	1	204
United Kingdom	1	15
Total	31	17,916

Leases for our delivery and data centers have a range of expiration dates from December, 2021 to September, 2028, and typically include a renewal option for an additional term.

Our executive management offices are located in Washington, D.C., which consist of approximately 2,000 square feet of office space subleased from TRGI, the term of which is set to expire on June 30, 2025. This facility currently serves as the headquarters for senior management and the financial, information technology and administrative departments. We will vacate this facility effective December 31, 2021.

We lease all of our facilities and do not own any real property. We will continue to procure additional space in the future as we continue to add employees and expand geographically.

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

A.   Operating Results

Overview

We are a leading provider of customer support services that helps drive extraordinary customer experiences for the world’s most recognized brands. We combine our strong heritage of delivering world-class CX operations delivery with best-in-class services and solutions that span omnichannel customer engagement and support, digital marketing and customer experience management to help our clients measure customer sentiment and deliver a superior CX to their end-customers. Leveraging our proprietary Wave X purpose-built technology platform, company culture and operational excellence, we help more than 125 clients create innovative and differentiated customer experiences to help increase loyalty, enhance brand awareness and drive revenue in an era of rapid change and digital transformation.

In June 2019, we spun off our health insurance acquisition business, which was a significant portion of our customer acquisition reporting segment. As a result, we now report our financial statements on a single segment basis as Business Process Outsource (BPO).

Key Factors Affecting Our Performance

We believe that the following factors have affected our results of operations for the year ended June 30, 2021.

COVID-19

Client demand for our services remained robust despite the Pandemic, with the exception of one client whose volumes were significantly negatively impacted by the lockdowns caused by COVID-19. The high level of client demand reflects the nature of our client base, where the Pandemic increased demand for customer support, and as a result, our client pricing remained stable, and in some cases, we were able to win client bonuses related to operational execution.

From a financial perspective, during fiscal year 2020, we incurred $6.1 million (net of client reimbursements), including $4.8 million for temporary housing, meals and transportation for over 1,600 employees in the Philippines during lockdowns that shut down public transportation. In fiscal year 2021, we invested approximately $13 million in employee health, safety and wellness to help identify, slow and stop the spread of the virus in our facilities. Those investments included transportation for our employees to and from our facilities, high-grade disinfection of our CX delivery centers, appropriate social distancing measures, technology investment to contract trace and curb spread, and company-paid vaccinations.

We believe that the Pandemic presents both medium term risks and opportunities for our business. Any weakening of the economy could have an impact on consumer demand for goods and services, thus impacting  demand from consumer-facing businesses for customer support. On the other hand, our client base has a heavy preponderance of companies that either provide online services or are enablers of the online economy, and a prolongation of consumer online activity due to the Pandemic is likely to result in continued demand for services from our clients.

For additional details on the effect of COVID-19 on our performance, see “Item 3D. Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19, the Delta variant and other mutations, on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.”

Client Concentration

Our revenues are heavily dependent upon our key client relationships. Our top three “legacy” clients (i.e., our top three clients as of the end of fiscal year 2020 and 2019) accounted for 34.2%, 43.7%, and 50.6% of our revenues for the fiscal years ended June 30, 2021, 2020, and 2019, respectively.  During fiscal year 2021, our third largest client as of June 30, 2020 was replaced with our fourth largest client as of June 30, 2020. Our top three clients as of June 30, 2021 accounted for 35.0%, 43.7%, and 50.6% of our revenue for the fiscal years ended June 30, 2021, 2020, and 2019, respectively. We have actively pursued the diversification of our client base as demonstrated by the decrease in revenue concentration of our top three clients as a percentage of our revenue.

A number of factors related to client activity that have impacted our revenues during the three years ended June 30, 2021 are discussed below:

New Client Wins

As a result of our land and expand strategy, we have been successful in winning an increasing number of new client engagements, and subsequently increasing our revenues with these clients year over year. Historically, our in-year new client wins have generated 2.5x to 3.5x revenue in the second year of the engagement, and have continued revenue growth into the third year.

Outsourcing Strategy

We believe clients are increasingly looking to utilize outsourcing partners who can provide unified solutions for a variety of touchpoints along the customer interaction value chain, from digital marketing to customer sales and support to CX and surveys. Providers with integrated offerings will command a larger share of wallet from their clients, drive a great degree of insight and performance; this ultimately drives a longer term, mutually beneficial partnership. The client selection process typically considers scale, quality of the facilities, and strength of leadership and brand of the provider in the selected market. Clients will usually reward higher-performing vendors with a greater share of their spend on customer interaction solutions. Changes in geographic strategy, where a client is looking to move business from onshore to offshore or nearshore, or balance their workload between nearshore and offshore, often create opportunities for outsourced customer interaction providers. Our geographic growth with clients is a key part of our overall growth.

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

Pricing

Our revenues are dependent upon both volumes and unit pricing for our various CLX services. Client pricing is often expressed in terms of a base price as well as, in limited cases, with bonuses and occasionally penalties depending upon our achievement of certain client objectives. While base pricing during the three fiscal years ended June 30, 2021 was largely stable, we did experience periodic fluctuations based upon achievement of bonuses or incurrence of penalties.

Within our customer engagement solution, pricing for services delivered from onshore locations is higher than pricing for services delivered from offshore locations, largely driven by higher wage levels in onshore locations. Accordingly, a shift in service delivery location from onshore to offshore locations results in a decline in absolute revenues; however, margins tend to increase, in percentage and often in absolute terms, as compared to onshore service delivery.

Factors Affecting our Operating Profit Margins

A number of factors have affected our operating profit margins during the three fiscal years ended June 30, 2021, 2020, and 2019 as follows:

Capacity Utilization

As a significant portion of our customer interaction services are performed by customer-facing agents located in delivery facilities, our margins are impacted by the level of capacity utilization in those facilities. We incur substantial fixed expenses in operating such facilities. The greater the volume of interactions handled, the higher the utilization level of workstations within those facilities and the revenues generated to cover those fixed costs, thus the greater the percentage operating margin.

As our geographic delivery location mix has continued to shift toward offshore and nearshore locations, we have invested in additional facilities in Jamaica, Nicaragua and the Philippines, with that additional capacity being gradually absorbed during the last three fiscal years. As a result, our margins have continued to increase over time reflecting the positive impact of the increase in capacity utilization of those facilities.

Labor Costs

When compensation levels of our employees increase, we may not be able to pass on such increased costs to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot generate sufficient offsetting productivity gains. During the current economic up-cycle in the United States, competition for contact center agents has been increasing from other sectors of the economy and has resulted in upwards wage pressure. Over time, we have offset these wage increases with higher agent quality and increased productivity, leading to financial improvements. Furthermore, our overall labor cost as a percentage of revenue has decreased due to the aforementioned shift in delivery location from onshore delivery centers to nearshore and offshore centers. Our payroll and related costs have steadily decreased, representing 66.9%, 68.2%, and 69.1% as a percentage of revenue, for the fiscal years ended June 30, 2021, 2020, and 2019, respectively.

Attrition Among Customer Facing Agents

The delivery center industry is generally characterized by high employee turnover. Such turnover has a significant impact upon profitability as recruiting and training expenses are incurred to replace departing agents. Attrition in the United States, though high as compared to other regions, has decreased in FY21 year over year mainly driven by work at home agents’ deployment.  Conversely, our Customer Acquisition solution and our offshore and nearshore operations have historically experienced low levels of turnover. Other considerations such as company culture, work conditions and general employee morale are key factors that impact employee turnover.

Delivery Location

We generate significantly greater profit margins from our work carried out by agents located in offshore and nearshore geographies compared to our work carried out from locations in the United States. As a result, our operating margins are significantly influenced by the proportion of our work delivered from these higher margin locations. Over time we have expanded and further diversified our delivery network by adding facilities in these locations offering a significant relative cost advantage. Our percentage of workstations in nearshore and offshore centers increased to 73.9% from 66.7% as of June 30, 2021 and 2020, respectively.

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

COVID-19

In fiscal year 2021, we incurred approximately $13 million of additional costs for employee health, safety and wellness to help identify, slow and stop the spread of the virus in our facilities. As long as the Pandemic persists, we expect to continue incurring these costs to maintain healthy workplaces and employees.

Net Effect of Currency Exchange Rate Fluctuations

While substantially all of our revenues are generated in U.S. dollars, a significant portion of our operating expenses are incurred outside of the United States and paid for in respective foreign currencies, principally the local currencies of the Philippines, Jamaica, Pakistan and Nicaragua. During the three fiscal years ended June 30, 2021, out of our total employee benefits expenses, 26.2%, 24.7%, and 20.3%, respectively, were incurred in the Philippine Pesos, 12.7%, 12.7%, and 10.0%, respectively, were incurred in the Jamaican Dollar and 8.8%, 7.3%, and 7.0%, respectively, were incurred in Pakistani Rupee. As a result, our operations are subject to the effects of changes in exchange rates against the U.S. dollar. See “Item 3D. Risk Factors” and Note 22.1.2 to our audited consolidated financial statements included at the end of this annual report.

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

Workstations

The number of workstations at all of our delivery centers is a key volume metric for our business. It is defined as the number of physical workstations at a delivery center location used for production (excluding, for example, workstations in training rooms or those used by supervisors). A single workstation will typically be used for multiple shifts, and therefore there will typically be more delivery center agents than utilized workstations. From fiscal year 2016 to fiscal year 2021, our number of workstations in offshore and nearshore locations increased at a CAGR of 21%.

Work at home

The number of work at home seats is also a key volume metric for our business. It is defined as the number of production agents working at home (excluding, for example, management and corporate employees). Since the Pandemic started, we have enabled work at home seats, which have expanded significantly and this capability has become a key part of our delivery model.

Capacity Utilization

Capacity Utilization is an efficiency metric used within our business. We define Capacity Utilization as the number of on-site workstations in use plus the number of work at home seats divided by the number of on-site workstations, for the period under consideration, across all facilities in the region. In fiscal year 2020, during the height of the Pandemic, we saw capacity utilization over 100% in the nearshore region due primarily to a higher work at home employee population and / or higher on-site workstation seat turns.

The following table displays our capacity utilization by region for the fiscal years ended June 30, 2021, 2020, and 2019, respectively.

	As of June 30, 2021
	Total Production
	Workstations	In Use	Utilization %
Offshore	7,335	5,195	71%
Nearshore	5,909	5,213	88%
US	2,153	1,773	82%
Rest of world(1)	2,519	1,528	61%
Total	17,916	13,709	77%

	As of June 30, 2020
	Total Production
	Workstations	In Use	Utilization %
Offshore	6,170	4,453	72%
Nearshore	3,743	3,878	104%
US	2,513	2,226	89%
Rest of world(1)	2,430	1,894	78%
Total	14,856	12,451	84%

	As of June 30, 2019
	Total Production
	Workstations	In Use	Utilization %
Offshore	4,440	3,890	88%
Nearshore	2,900	2,600	90%
US	3,129	2,179	70%
Rest of world(1)	2,430	2,180	90%
Total	12,899	10,849	84%

(1)	Rest of world includes workstations in Pakistan, Senegal and the United Kingdom.

Workstation Seat Turns

A single workstation has the potential to be used for multiple shifts. We define Workstation Seat Turn as the average number of shifts that a workstation is used. On average, our “voice only” business operates at approximately 1.3 onsite Workstation Seat Turns while our “digital and omni-channel” business attains more than 1.6 onsite Workstation Seat Turns, resulting in a higher profitability from the digital workstation. As our integrated omni-channel business has increased, so has our overall Workstation Seat Turns.

Throughout fiscal year 2021, our Workstation Seat Turns were negatively impacted by the safety protocols that were necessary as a result of the Pandemic. For more information, please see “Risk Factors—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19, the Delta variant and other mutations, on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.”

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

Operating Expenses

Payroll and Related Costs

Payroll and related costs consist of salaries, incentive compensation and employee benefits for all employees. The majority of this category relates to personnel engaged in client-facing service delivery, including delivery center agents, supervisors and other operations personnel of a client-facing nature. These costs will generally increase in proportion to our revenue. The remaining expenses in this category relate to salaries, incentive compensation and employee benefits for full-time employees in our accounting, finance, human resources, legal, strategy, sales, marketing, client services, administrative and executive management functions. While these costs also generally increase in relation to our revenue, they do so at a lower rate and are semi-fixed in nature.

Share-based Payments

Share-based payments consist primarily of costs related to the issuance of equity awards under our various equity compensation plans. For further details, see “Critical Accounting Estimates and Judgments.”

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

Other Operating Costs

Other operating costs (recurring and non-recurring) including rent and utilities, telecommunication, repairs and maintenance, travel, housing, meals, local transportation, insurance, legal and professional, as well as other miscellaneous expenses. These costs will generally increase in relation to our revenue, although at a lower rate than variable expenses. This category also includes certain other expenses such as goodwill and intangibles impairment, foreign exchange gain or loss and allowance for expected credit losses.

Income / (Loss) from Operations

Income / (loss) from operations is our earnings before interest and taxes and is a measure of our income / (loss) from ordinary operations. Income (loss) from operations is calculated as revenues minus total operating expenses.

Finance Expenses

Finance costs consist principally of interest and other expenses paid on right of use leases, short- and long-term loans and borrowings, interest accrued on the redeemable preferred shares and convertible preferred shares, and interest and expenses on current account overdrafts.

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

Results of Operations

Consolidated Statement of Profit or Loss

The following summarizes the results of our operations for the fiscal years ended June 30, 2021, 2020, and 2019:

	Fiscal Year ended June 30,
US$ in thousands	2021	2020	2019
Revenue	$443,662	$405,135	$368,380

Payroll and related costs	296,799	276,255	254,592
Share-based payments	4,521	359	4,087
Reseller commission and lead expenses	13,749	17,328	27,877
Depreciation and amortization	28,197	24,472	20,895
Fair value adjustment	9,732	3,138	(364)
Other operating costs	76,865	64,070	54,488
Income / (loss) from operations	$13,799	$19,513	$6,805

Finance expenses	(9,034)	(9,428)	(7,709)
Income / (loss) before taxation, continuing operations	$4,765	$10,085	$(904)

Income tax (expense) / benefit	(1,918)	(2,315)	(3,615)
Net income / (loss) for the year, continuing operations	$2,847	$7,770	$(4,519)
Net income on discontinued operation, net of tax	—	—	15,484
Net income / (loss) for the year	$2,847	$7,770	$10,965

Fiscal Years Ended June 30, 2021 and 2020

Revenue

Our revenue was $443.7 million in fiscal year 2021, an increase of $38.5 million, or 9.5%, compared to the prior year. Since our shift to the digital-first marketplace in fiscal year 2016, the clients we have won now make up more than $230 million, or 52%, of our current revenues. We partner with approximately 75% of these clients to provide integrated omni-channel solutions which we believe make our relationships with them stronger and more defensible. Our global operational excellence and client-first focus has yielded a 40% annual revenue growth rate over fiscal year 2020 for these clients. We won 23 new clients during the year, primarily in the Retail and E-Commerce, FinTech and HealthTech verticals. Of the 23 new clients won in fiscal year 2021, 22 launched during the year, contributing nearly $30 million of revenue in the year, and on average, clients won in the current year typically contribute approximately 2.5 to 3.5 times in the subsequent year. Our client concentration continues to improve. In the fiscal year ended June 30, 2021, our top three clients as of June 30, 2021 represented 35.0% of overall revenue, down from 43.7% in the prior year, exiting the year at 31.3% in the fourth quarter. By vertical market, Retail and E-Commerce increased to 19.6% of annual revenue, compared to 16.8% in the prior year. FinTech and HealthTech, where we made strategic investments in early fiscal year 2020, increased significantly to 19.3% combined in the fourth quarter, which is a sequential quarter increase from 14.5% and an increase from 9.8% in the fourth quarter of fiscal year 2020.  Conversely, telecommunications decreased to 29.3% of annual revenue, exiting the year at 24.9% in the fourth quarter.

Operating Expenses

The Company incurred costs related to COVID-19 of approximately $13 million ($8.3 million non-recurring) and $7 million (all non-recurring), in fiscal years 2021 and 2020, respectively, for employee health, safety and wellness to help identify, slow and stop the spread of the virus in our facilities, including local transportation for our employees to and from our facilities, high-grade disinfection of our CX delivery centers, appropriate social distancing measures, contract tracing, and company-paid vaccinations.  Non-recurring costs are defined as those that are expected to end once the Pandemic subsides, whereas recurring costs are defined as those that may have already been occurring but due to the Pandemic have increased in amount, or new expenses that were necessary due to the Pandemic but that the Company now considers best practice and expects to continue to incur into the future regardless of the Pandemic.

Total operating expenses were $429.9 million in fiscal year 2021, an increase of $44.3 million, or 11.5%, compared to last year. The increase in operating expenses was primarily due to an increase in payroll and related cost by $20.5 million, an increase in the fair value adjustment related to the Amazon warrant of $6.6 million, an increase in share-based payments of $4.2 million, an increase in other operating expenses by $12.8 million, partially offset by a decrease in reseller commissions and lead expenses by $3.6 million. COVID-19 related expenses and incremental ongoing costs associated with our recent listing as a public company contributed to increased operating expenses in the current fiscal year as compared to the prior year.

Payroll and related costs were $296.8 million in fiscal year 2021, an increase of $20.5 million, or 7.4%, compared to the prior year. As a percent of revenue, payroll costs decreased to 66.9% compared to 68.2% in the prior year. This decrease was primarily driven by the headcount growth in our nearshore and offshore regions as a percent of overall headcount growth as demand for services in those regions continues to increase. In addition, in fiscal year 2021, $1.9 million in non-recurring local transportation allowances were paid to offshore employees because of COVID-19 disruptions that did not exist in the prior year.

Share-based payment expenses were $4.5 million in the fiscal year ended June 30, 2021, an increase of $4.2 million, compared to the prior year. The increase in share-based payments expense was primarily related to recently issued option grants.

Reseller commissions and lead expenses were $13.7 million in the fiscal year ended June 30, 2021, a decrease of $3.6 million, or 20.7%, compared to the prior year. The decrease was primarily due to a changing sales mix to products with higher net margins and to lower year over year revenue associated with this expense.

Depreciation and amortization expense increased $3.7 million (including an increase in right of use depreciation of $1.9 million), or 15.2%, to $28.2 million in the current year compared to the prior year. The increase in depreciation and amortization was primarily related to the expansion of existing and opening of new delivery centers in the Philippines and Jamaica. As a percentage of revenue, depreciation and amortization expense has increased slightly, to 6.4% in the current year compared to 6.0% in the prior year.

The increase in the fair value adjustment related to the Amazon warrant was primarily related to our recent initial public offering and the related increase in the share price compared to the prior year.

The increase in other operating costs was primarily attributable to a $9.8 million increase in local transportation expenses ($8.3 million related to COVID-19 for nearshore and offshore delivery centers and $1.5 million related to nearshore delivery centers), $4.5 million of additional facilities expenses related to new delivery centers, $2.2 million related to work-at-home technology solutions, and incremental ongoing costs related to our recent listing as a public company, offset by a $6.3 million decrease in travel and housing primarily due to COVID-19 restrictions.

Income / (loss) from operations

Income from operations was $13.8 million compared to $19.5 million in the fiscal year ended June 30, 2020. The decrease was primarily due to strong revenue growth driven by digital-first clients, expanding margins due to expansion in nearshore and offshore regions, along with increasing onshore margins, and some operating leverage, offset by higher expenses related to COVID-19, an increase in the fair value of the Amazon warrant and share-based payment expense, and incremental ongoing costs related to our recent listing as a public company.

Finance Expenses

Finance expenses were $9.0 million in the fiscal year ended June 30, 2021, a decrease of $0.4 million compared to the same period in 2020. During the year, the Company paid off high interest rate borrowings and leases, which was partially offset by additional interest expense on new facilities leases.

Income Tax Expense

Income tax expense was $1.9 million in fiscal year ended June 30, 2021, a decrease of $0.4 million compared to the $2.3 million income tax expense during the prior year. The effective tax rate was negatively impacted in the current year primarily due to an increase in the fair value adjustment of the Amazon warrant in a non-taxable jurisdiction.

Net income / (loss) for the year, continuing operations and net income for the year

As a result of the factors described above, net income for the year, continuing operations, was $2.8 million in the fiscal year ended June 30, 2021, a decrease of $4.9 million, compared to $7.8 million in the prior year.

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

Share-based payments were $0.4 million in the fiscal year ended June 30, 2020, a decrease of $3.7 million, or 91.2%, compared to the same period in 2019. The decrease in share-based payments was due primarily to share-based expense related to the 2017 IBEX Plan of $4.2 million recorded in 2019 (including the accelerated expense of $3.3 million recorded upon cancellation of such plan in 2019) offset by the share-based payment expense of new Long Term Incentive Plan (LTIP) of $0.3 million.

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

Depreciation and amortization expense was $24.5 million in the fiscal year ended June 30, 2020, an increase of $3.6 million, or 17.1%, compared to the same period in 2019. The increase in depreciation and amortization was due to an increase in depreciation expense of right-of-use assets by $2.0 million and $1.6 million increase in depreciation of other assets primarily due to facilities expansion.

The fair value adjustment related to the Amazon warrant increased $3.5 million due to an increase in the fair market value of the Company’s share price and the number of shares expected to vest year over year.

Other operating costs were $64.1 million in the fiscal year ended June 30, 2020, an increase of $9.6 million, or 17.6% compared to the same period in 2019. The increase in other operating costs was primarily attributable to an increase in facilities expense of $4.3 million (including COVID related costs of $1.0 million), an increase in rent and utilities of $1.5 million, an increase in travel and housing of $1.6 million (including COVID related temporary housing of $3.9 million and a decrease in normal travel of $2.2 million), an increase in local transportation of $1.8 million (including COVID related local transportation costs of $1.4 million), a decrease in legal and professional settlements (offset COVID related costs of $0.8 million), and other expenses including an increase in impairment of intellectual property assets of $0.6 million.

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

The increase in finance expenses was due primarily to additional finance expenses on right-of-use leases added during the year.

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

Non-GAAP Financial Measures

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

Adjusted net income / (loss) from continuing operations

We define “adjusted net income / (loss) from continuing operations” as net income / (loss) less net income from discontinued operation, net of tax, before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs), amortization of warrant asset, foreign exchange gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax effect of such adjustments.

We use adjusted net income and pro forma adjusted earnings per share from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that adjusted net income and pro forma adjusted earnings per share from continuing operations are meaningful indicators of performance as it reflects what we believe is closer to the actual results of our business performance by removing items that we believe are not reflective of our underlying business. We also believe that adjusted net income and pro forma adjusted earnings per share from continuing operations may be widely used by investors, securities analysts and other interested parties as a supplemental measure of performance.

Adjusted net income and pro forma adjusted earnings per share from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Because of these limitations, you should consider adjusted net income and pro forma adjusted earnings per share from continuing operations in conjunction with other IFRS-based financial performance measures, including net income from operations, net income / (loss), and our other IFRS financial results.

The following table provides a reconciliation of adjusted net income to our net income / (loss) from continuing operations for the periods presented:

	Year ended June 30,
	2021		2020			2019
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount	Per Share		Amount	Per Share
Net income	$2,847	$0.16	$7,770	$0.60	(e)	10,965	$0.88	(e)
Net income on discontinued operation, net of tax	-	-	-	-		15,484	1.24
Net income / (loss) from continuing operations	$2,847	$0.16	$7,770	$0.60	(e)	$(4,519)	$(0.36)
Non-recurring expenses	10,203	0.58	6,482	0.50		4,239	0.34
Amortization of warrant asset	517	0.03	705	0.05		643	0.05
Foreign currency translation loss / (gain)	198	0.01	(195)	(0.02)		1,274	0.10
Fair value measurement of share warrants	9,732	0.55	3,138	0.24		(364)	(0.03)
Share-based payments(a)	4,521	0.26	359	0.03		4,087	0.33
Gain on disposal of fixed assets	-	-	(10)	(0.00)		(140)	(0.01)
Gain on lease terminations	(923)	(0.05)	-	-		-	-
Impairment of intangibles	-	-	777	0.06		163	0.01
Total adjustments	$24,248	$1.37	$11,256	$0.87		9,902	$0.79
Tax impact of adjustments(b)	(3,519)	(0.20)	(1,977)	(0.15)		(2,572)	(0.21)
Adjusted net income and adjusted earnings per share from continuing operations	$23,576	$1.34	$17,049	$1.32		2,811	$0.23
Adjusted net income margin from continuing operations	5.3%		4.2%			0.8%

Weighted average shares outstanding - diluted	17,649,446	$1.34	12,936,962	$1.32		12,461,182	$0.23
Dilutive impact of shares issued on August 7, 2020(c)	-	$-	3,199,609	$(0.23)		3,199,609	$(0.04)
Dilutive impact of preferred share conversion on August 7, 2020(c)	-	$-	1,785,565	$(0.13)		1,785,565	$(0.02)
Dilutive impact of share-based compensation and the Amazon warrant(c)	735,475	$(0.06)	462,785	$(0.03)		938,565	$(0.02)
Pro forma adjusted weighted average shares outstanding - diluted and pro forma adjusted earnings per share from continuing operations - diluted(d)	18,384,921	$1.28	18,384,921	$0.93		18,384,921	$0.15
(a)	Includes phantom stock expense
(b)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdiction.
(c)	Represents the dilutive impact of:
(i)	an incremental 3,199,609 weighted average shares outstanding for the year ended June 30, 2021, respectively, as a result of our initial public offering completed on August 7, 2020,
(ii)	an incremental 1,785,565 shares outstanding due to the conversion of preferred shares to common shares in connection with our initial public offering on August 7, 2020 and
(iii)	incremental weighted average shares outstanding resulting from vesting of awards under share-based compensation plans and vesting of the Amazon warrant, using the treasury stock method (as applicable) during the periods presented.
(d)	We provide “pro forma adjusted earnings per share from continuing operations – diluted” to illustrate the impact on the calculation of adjusted earnings per share of taking into account the dilutive impact of the shares issued in our initial public offering on August 7, 2020, the dilutive impact of the preferred share conversion on August 7, 2020, and the dilutive impact related to vesting of awards under share-based compensation plans and the Amazon warrant on the calculation of weighted average shares outstanding – diluted, resulting in pro forma adjusted weighted average shares outstanding – diluted. We have used 18,384,921 shares, the pro forma adjusted weighted average shares outstanding – diluted for year ended June 30, 2021, to calculate pro forma adjusted earnings per share from continuing operations– diluted for the year ended June 30, 2020. We believe that pro forma adjusted earnings per share from continuing operations – diluted is useful information for investors because it enhances comparability between the current period and prior periods. This non-GAAP measure will be recalculated each reporting period based on the pro forma adjusted weighted average shares outstanding – diluted for the latest reporting periods. Therefore, pro forma adjusted earnings per share from continuing operations – diluted in future periods may differ from pro forma adjusted earnings per share from continuing operations – diluted presented in prior periods. Pro forma adjusted earnings per share from continuing operations – diluted may not be comparable to other similarly titled measures of other companies, has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB.
(e)	See Note 20 to our audited consolidated financial statements included in elsewhere in this annual report for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent and weighted average shares outstanding – basic and diluted. For the periods noted, the amount represents net income divided by the weighted average shares outstanding – diluted for the period presented.

Adjusted EBITDA from continuing operations

We define “EBITDA from continuing operations” as net income for the year, less net income on discontinued operation, net of tax, before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax expense, and  depreciation and amortization (including depreciation on right-of-use assets), as applicable. We define “Adjusted EBITDA from continuing operations” as EBITDA from continuing operations before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and listing costs), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable.

We use Adjusted EBITDA from continuing operations internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA from continuing operations is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund capital expenditures and growth. Adjusted EBITDA from continuing operations also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA from continuing operations is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA from continuing operations may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

●	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA from continuing operations does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	Adjusted EBITDA from continuing operations is not intended to be a measure of free cash flow for our discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;

●	other companies, including companies in our industry, may calculate Adjusted EBITDA from continuing operations for similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA from continuing operations in conjunction with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net (loss) / income and our other IFRS financial results.

 The following table provides a reconciliation of Adjusted EBITDA from continuing operations to net income / (loss) from continuing operations for the years presented:

	Year ended June 30,
US$ in thousands	2021	2020	2019

Net income for the year	$2,847	$7,770	$10,965
Net income on discontinued operation, net of tax	—	—	15,484
Net income / (loss) from continuing operations	$2,847	$7,770	$(4,519)
Finance expense	9,034	9,428	7,709
Income tax expense	1,918	2,315	3,615
Depreciation and amortization	28,197	24,472	21,805
EBITDA from continuing operations	$41,996	$43,985	$28,610
Non-recurring expenses	10,203	6,482	4,239
Amortization of warrant asset	517	705	643
Foreign currency translation loss / (gain)	198	(195)	1,274
Fair value measurement of share warrants	9,732	3,138	(364)
Share-based payments(a)	4,521	359	4,087
Gain on disposal of fixed assets	—	(10)	(140)
Gain on lease terminations	(923)	—	—
Impairment of intangibles	—	777	163
Adjusted EBITDA from continuing operations	$66,244	$55,241	$38,512

Adjusted EBITDA from continuing operations margin	14.9%	13.6%	10.5%
(a)	Includes phantom stock expense

Adjusted EBITDA from Continuing Operations Margin

We calculate “Adjusted EBITDA from continuing operations margin” as Adjusted EBITDA from continuing operations divided by revenue. Our Adjusted EBITDA from continuing operations margin for the fiscal years ended June 30, 2021, 2020, and 2019 was 14.9%, 13.6%, and 10.5%, respectively. The increase in adjusted EBITDA from continuing operations margin was primarily due to strong revenue growth driven by digital-first clients, expanding margins due to expansion in nearshore and offshore regions, along with increasing onshore margins, and an increase in operating leverage, partially offset by higher recurring expenses related to COVID 19 and incremental ongoing costs related to our recent listing as a public company during the three-year period ended June 30, 2021.

Critical Accounting Estimates and Judgments

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

In the process of applying our accounting policies, we have made the following estimates and judgments which are significant to the audited consolidated financial statements:

Critical Accounting Estimates

Impairment of intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgment is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4 to our audited consolidated financial statements included at the end of this annual report.

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

Market value of common shares / fair market value of warrants

The Company is listed on a public marketplace (NASDAQ) as of June 30, 2021, the Company used the Black-Scholes valuation model to calculate the fair value of the share options/awards on the grant date and to calculate the fair value of warrants. The calculation of fair value includes the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

As we were not listed on a public marketplace as of June 30, 2020, the calculation of the market value of our common shares was subject to a greater degree of estimation in determining the basis for any share awards that we may issue.

For purposes of determining the historical share-based compensation expense, we used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date as we were not listed on a public marketplace. The determination of the grant date fair value of the RSAs using a pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:

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

The Company assessed the classification of the warrant as of the date it was issued and determined that such instruments met the criteria for liability classification. The warrant is reported on the consolidated statement of financial position as a liability at fair value using the Black-Scholes valuation method. The initial value was recorded on the consolidated statements of financial position with the common shares underlying the warrant which have vested recorded as contra revenue and the remainder recorded to long term assets.

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

The asset will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services. The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the Company will reduce the asset and offset to revenues.

Additionally, the Company will also require the calculation of the fair market value of the warrants associated with the Amazon transaction. For factors used in determining the fair value of the warrants refer to Note 28 to our audited consolidated financial statements included at the end of this annual report.

Legal provisions

We review outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in the audited consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the audited consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of our management as to how it will respond to the litigation, claim or assessment. Refer to Note 16 to our audited consolidated financial statements included at the end of this annual report.

Judgments

Leases

In some cases, judgment may be required in determining whether a contract contains a lease. This assessment involves the exercise of judgment about whether it depends on specific lease, whether we obtain substantially all the economic benefits from the use of that asset and whether we have the right to direct the use of that asset. In addition, determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated). The lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, we use an incremental borrowing rate specific to the country, term and currency of the contract.

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

Provision for taxation

We are subject to income tax in several jurisdictions and significant judgment is required in determining the provision for current and deferred income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. Although we believe that our tax positions are supportable, these tax positions could still be challenged by the tax authorities upon review. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. Management evaluates the recoverability of deferred income tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies, which heavily rely on estimates. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact current and deferred income tax expense in the period in which such determination is made.

The key assumptions made in relation to tax provisioning are set out in Note 18 to our audited consolidated financial statements included at the end of this annual report.

B.   Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operations, and borrowings under credit facilities, described in more detail below in ‘‘Financing Arrangements.’’ We use these resources to finance our operations, expand current delivery centers and open new delivery centers, invest in upgrades of technology, service offerings, and for other strategic initiatives, such as acquiring or investing in complementary businesses or intellectual property rights. Our future liquidity requirements will depend on many factors, including our growth rate and the timing and extent of spending to engage in the activities mentioned above. We believe that our existing cash balance together with cash generated from our operations, and availability under our existing revolving credit facilities and other financing arrangements will be sufficient to meet our liquidity requirements for at least the next twelve months.

As of June 30, 2021 and 2020, the unused availability under our revolving credit facilities and lines of credit was $33.6 million and $22.0 million, respectively.

Cash Flows

The following discussion highlights our cash flow activities during the fiscal years ended June 30, 2021, 2020 and 2019.

	Year ended June 30,
US$ in thousands	2021	2020	2019
Net cash inflow / (outflow) from
Operating activities	$25,897	$51,719	$2,202
Investing activities	(20,173)	(4,835)	(9,084)
Financing activities	30,429	(33,867)	2,552
Effects of exchange rate difference on cash and cash equivalents	(181)	(20)	(316)
Net increase / (decrease) in cash and cash equivalents	$35,972	$12,997	$(4,646)
Cash and cash equivalents at beginning of the period	21,870	8,873	13,519
Cash and cash equivalents at the end of the period	$57,842	$21,870	$8,873

Cash and cash equivalents

As of June 30, 2021, we had cash and cash equivalents of $57.8 million, including $6.9 million located outside of the United States, and $3.0 million that is subject to certain local regulations on repatriation. As of June 30,

2020, we had cash and cash equivalents of $21.9 million, including $7.0 million located outside of the United States, and $2.2 million that is subject to certain local regulations on repatriation. Our cash position as of June 30, 2021 was improved primarily as a result of our initial public offering in August 2020, which raised net proceeds of $63.1 million.

Cash Flows from Operating Activities

Net cash inflow from operating activities during the year ended June 30, 2021 was $25.9 million compared to $51.7 million during the year ended June 30, 2020. The change in net cash inflow from operating activities was primarily driven by an improvement in operating results offset by an increase in trade receivables related to a large client reverting to standard payment terms, timing of cash payments for trade payables and an increase in cash taxes paid in fiscal year 2021.

Net cash inflow from operating activities during the fiscal year ended June 30, 2020 was $51.7 million compared with net cash inflow of $2.2 million during the fiscal year ended June 30, 2019. The increase in net cash inflow from operating activities was primarily attributable to the increase in net income before taxation of $10.1 million for the year ended June 30, 2020 and to the accelerated collection of receivables related to a large client.

Net cash inflow from operating activities during the fiscal year ended June 30, 2019 was $2.2 million compared with net cash outflow of $5.7 million during the fiscal year ended June 30, 2018. The increase in net cash inflow from operating activities was primarily attributable to the increase in our revenue and collection thereof.

Cash Flows from Investing Activities

During the year ended June 30, 2021, we expended $20.2 million on investing activities, primarily related to the purchase of property and equipment of $19.4 million and purchase of intangible assets of $1.5 million. A significant portion of our investing activities was related to the expansion of two existing delivery centers in Nicaragua and the Philippines and the opening of four new delivery centers in Jamaica, Nicaragua, and the Philippines.

During the fiscal year ended June 30, 2020, we expended $4.8 million on investing activities, primarily related to the purchase of property and equipment of $4.3 million and purchase of intangible assets of $1.0 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Nicaragua and two new delivery centers located in the Philippines.

During the fiscal year ended June 30, 2019, we expended $9.1 million on investing activities, primarily related to the purchase of property and equipment of $5.6 million and purchase of intangible assets of $0.6 million. A significant portion of our investing activities was related to the opening of one new delivery center located in the Nicaragua and one new delivery center located in the Philippines. In addition, $3.6 million represents the cash adjustment related to our disposition of Etelequote Limited.

Cash Flows from Financing Activities

Net cash inflow from financing activities of $30.4 million during the year ended June 30, 2021 was primarily related to net proceeds of $63.1 million from our IPO, payments of $1.1 million in listing costs, a $0.8 million net increase in our line of credit, net repayment of borrowings of $9.4 million and related party loans of $1.6 million, the payment of $17.5 million on lease obligations (including $5.5 million prepayments on high interest leases), and a dividend distribution of $4.0 million to our principal shareholder.

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

Our cash resources could also be affected by various risks and uncertainties. For additional information, please see the section entitled ‘‘Risk Factors.’’

Free cash flow from continuing operations

We define “free cash flow from continuing operations” as net cash provided by operating activities plus cash outflow from operations – discontinued operations, less cash capital expenditures (net of cash capital expenditures – discontinued operations).

	Year ended June 30,
US$ in thousands, unaudited	2021	2020	2019

Net cash provided by operating activities	$25,897	$51,719	$2,202
Add: Impact of discontinued operations	-	-	13,396
Less: Cash capital expenditures	20,823	5,265	6,234
Add: Capital expenditures related to discontinued operations	-	-	867
Free cash flow from continuing operations(1)	$5,074	$46,454	$10,231

(1)	Excluded from free cash flow from continuing operations are the principal portion of right-of-use lease payments of $10.8 million, $9.1 million, and $8.5 million for the years ended June 30, 2021, 2020, and 2019, respectively. We believe it is useful to consider these payments when analyzing free cash flow from continuing operations as these amounts directly relate to revenue generating assets used in operations.

Free cash flow from continuing operations between fiscal years 2021 and 2020 decreased to $5.1 million from $46.5 million in the prior year, driven by a decrease in net cash provided by operating activities primarily due to an increase in our trade receivables balance as one of our larger clients reverted to standard payment terms towards the end of fiscal year 2021, as well as an increase in cash capital expenditures of $15.6 million, including new capacity with social distancing requirements.

The increase in free cash flow from continuing operations between fiscal years 2020 and 2019 was primarily due to increasing net income before taxation drive by strong revenue growth and strong collections primarily driven by one of our larger clients.

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

Financing Arrangements

We are party to a number of financing arrangements with banks, financial institutions and lessors that serve to meet our liquidity requirements. These arrangements include credit facilities, lines of credit, receivables financing arrangements, term loans, right-of-use leases, and financing leases. The following is a summary of our principal financing arrangements. For more information, refer to Note 13 to our audited consolidated financial statements included at the end of this annual report.

PNC Credit Facility

In November 2013, our subsidiary Ibex Global Solutions, Inc. (formerly known as TRG Customer Solutions, Inc.) entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. In March 2021, the PNC Credit Facility was amended to join Digital Globe Services, LLC, TelSatOnline, LLC and 7 Degrees, LLC as borrowers, with the maximum revolving advance amount increased to $60 million. In September 2021, the PNC Credit Facility was amended to join iSky, LLC as a borrower.  Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, and iSky, LLC. The PNC Credit Facility balance as of June 30, 2021 and 2020 was $22.3 million and $19.8 million, respectively.

In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). The balance of Term Loan C was nil and $2.4 million as of June 30, 2021 and 2020, respectively.

Receivables Financing Agreement with Citibank, N.A.

In June 2015, our subsidiary, Ibex Global Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to Ibex Global Solutions, Inc. for accounts receivable owed to Ibex Global Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to Ibex Global Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 1.40% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2021 and 2020 averaged approximately 0.17% and 0.33% of net sales, respectively.

Receivables Financing Agreement with Seacoast National Bank

In July 2011, a subsidiary of the Group, iSky, Inc., entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2021 was approximately 1.8% (June 30, 2020: 1.2%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms. As June 16, 2021, the company has terminated the Receivables Financing Agreement.

Loans with First Global Bank Limited

In January 2018, our subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The balance of the loan was $0.5 million and $0.8 million, as of June 30, 2021 and 2020, respectively.

In November 2018, our subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The balance of the loan was $0.7 million and $0.9 million, as of June 30, 2021 and 2020, respectively.

In October 2019, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non- revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly instalments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets. The balance of the loan was $0.4 million and $0.6 million, respectively.

In March 2020, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2 million non-revolving demand loan with First Global Bank Limited. Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. Each loan is to be paid in 36 equal monthly instalments, commencing 30 days after the first disbursement of loan funds. The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The balance of the $0.6 million non-revolving demand loan is $0.4 million and $0.6 million, as of June 30, 2021 and 2020, respectively. The balance of the $2 million non-revolving demand loan is $1.2 million and nil as of June 30,2021 and 2020, respectively.

Heritage Bank of Commerce Credit Facility

In March 2015, the Group’s subsidiaries, Digital Globe Services, Inc., TelSatOnline, Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019. In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC therefrom pursuant to its sale. Refer to Note 30.1. Borrowings under the HBC Loan Agreement bear interest at the Prime Rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., TelSatOnline, Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2021 was nil (June 30, 2020: $1.4 million), as presented in Note 13.2 to our consolidated financial statements included at the end of this annual report.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of June 30, 2021 is nil (June 30, 2020: $1.8 million).

On February 25, 2021, the Heritage Bank of Commerce term loan and the line of credit were paid in full and the line of credit was terminated.

JS Bank Limited Loans

In May 2020, the Group’s subsidiary, IBEX Global Solutions (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $1.0 million (PKR165 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of Virtual World (Private) Limited and Ibex Global Bermuda Ltd. and is secured by the current and fixed assets of IBEX Global Solutions (Private) Limited, plus the receivables of IBEX Global Bermuda Ltd. The balance of the loan is $0.8 million and nil as of June 30, 2021 and 2020, respectively.

In May 2020, the Group’s subsidiary, Virtual World (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $0.8 million (PKR 120 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of IBEX Global Solutions (Pvt) Ltd. and IBEX Global Bermuda Ltd and is secured by the current and fixed assets, plus the assignment of certain receivables of Virtual World (Pvt) Limited. The balance of the loan is $0.6 million and nil, as of June 30, 2021 and 2020, respectively.

As of June 30, 2021, our outstanding debt under our credit facilities and leases amounted to $112.5 million. Of this amount, $38.8 million represented the current portion of such borrowings and $73.7 million represented the long-term portion of such borrowings. As of June 30, 2020, our outstanding debt under our credit facilities and leases amounted to $106.0 million. Of this amount, $40.2 million represented the current portion of such borrowings and $65.8 million represented the long-term portion of such borrowings.

Net Debt

We define “net debt” as total debt (borrowings and leases) less cash and cash equivalents.

	June 30,	June 30,
US$ in thousands, unaudited	2021	2020
Borrowings
Non-current	$1,801	$3,782
Current	26,716	27,476
	$28,517	$31,258
Leases
Non-current	71,878	62,044
Current	12,121	12,668
	$83,999	$74,712
Total debt	$112,516	$105,970
Cash and cash equivalents	57,842	21,870
Net debt	$54,674	$84,100

The decrease in net debt is primarily due to cash received from our initial public offering offset by additional lease obligations related to our expansions in offshore and nearshore locations.

C.   Research and development activities

Not applicable.

D.   Trend information

For a discussion of trends, see “Item 4.B. Business Overview” and “Item 5.A. Operating Results.”

E.   Off-Balance Sheet Arrangements

We were not during the periods presented, and are not currently, a party to any off-balance sheet arrangements.

F.   Contractual obligations

The following table presents our future contractual obligations as of June 30, 2021:

US$ in thousands	Total	Less than one year	1 to 3 years	4 to 5 years	Over 5 years
Lease obligations	$112,885	$18,344	$32,811	$25,725	$36,005
Long term borrowings	6,481	4,626	1,855	—	—
Lines of credit	22,312	22,312	—	—	—
Purchase obligations	1,013	450	563	—	—
Defined benefit obligations	950	—	—	—	950
Total obligations	$143,641	$45,732	$35,229	$25,725	$36,955

Lease obligations have a weighted average interest rate of 8.4% for the fiscal year ended June 30, 2021.

Long term borrowings represents indebtedness under the following: (i)  current interest rate swap arrangements and (ii) other financing arrangements having a weighted average interest rate of 6.2%.

Lines of credit represents indebtedness under the following: (i) the PNC Credit Facility ($22.3 million), which bears interest at an interest rate at LIBOR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans.

Purchase obligations represents obligations under annual telecommunication service agreements.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth the name, age as of September 1, 2021 and position of each of our executive officers and directors. Unless otherwise stated, the business address for all of our executive officers and members of our board of directors is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

Name	Age	Position
Executive Officers
Robert Dechant	59	Chief Executive Officer
Karl Gabel	57	Chief Financial Officer
Christy O’Connor	52	General Counsel and Assistant Corporate Secretary
David Afdahl	47	Chief Operating Officer
Jeffrey Cox	52	President, IBEX Digital
Bruce Dawson	57	Chief Sales and Client Services Officer
Julie Casteel	60	Chief Strategic Accounts Officer
Daniel Bellehsen	35	Executive Vice President, Investor Relations & Corporate Development

Non-Employee Directors
Mohammed Khaishgi	54	Chairman
Daniella Ballou-Aares	46	Director
John Jones	66	Director
Shuja Keen	45	Director
John Leone	48	Director
Fiona Beck	56	Director
Gerhard Kleisterlee	74	Director

Our Executive Officers

Robert Dechant has served as our chief executive officer since July 2019 and as a member of our board since January 2021. From September 2017 to July 2019, Mr. Dechant served as chief executive officer of IBEX Interactive (which corresponds to IBEX’s current operations). From 2015 until 2017, Mr. Dechant served as chief executive officer of IBEX Global Solutions. From 2012 until 2015, Mr. Dechant served as the chief sales, marketing and client services officer at Qualfon, Inc., a global provider of call center, back office, and business process outsourcing services. Prior to that, Mr. Dechant was the chief marketing and operations officer at Stream Global Services, a large multinational business process outsourcing provider which merged with Convergys in 2014. Mr. Dechant holds a B.S. degree from Fairfield University.

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

Daniel Bellehsen has served as our Executive Vice President of Investor Relations and Corporate Development since August 2021 and served as a Portfolio Manager for Columbia Threadneedle Investments from 2015 to 2021. Mr. Bellehsen was an equity research associate for TCW from 2013 to 2015 and PIMCO from 2012 to 2013. Prior to that, he was an associate analyst with Wells Fargo Securities, focusing on equity research within the media sector. Mr. Bellehsen received a B.B.A in business, economics, and public policy from the George Washington University. He is a member of the New York Society of Security Analysts and holds the Chartered Financial Analyst® designation.

Our Non-Employee Directors

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

Fiona Beck has served as a member of our board since July 2020. Ms. Beck has held senior executive and director positions in large infrastructure companies focused on the telecommunications and technology sectors, including as the President and CEO of Southern Cross Cable Limited, a submarine fiberoptic cable company, for 13 years. Ms. Beck currently serves as a director of Ocean Wilsons Holding Ltd (LON: OCN) and a director of Atlas Arteria International Ltd (ASX:ALX). She also serves as a director of the Bermuda Business Development Agency, focusing on the technology and financial technology sectors. Ms. Beck previously served as a director of Twilio IP Holding Ltd (a subsidiary of Twilio Inc., NYSE: TWLO), a cloud-based communications platform, to February 2021. Ms. Beck holds a Bachelor of Management (Hons.) degree in finance and accounting from University of Waikato, New Zealand and is a chartered accountant.

Gerard Kleisterlee has served as a member of our board since January 2021. Mr. Kleisterlee was the chairman of Vodafone Group plc from 2011 through 2020 and non-executive director and vice chairman of Royal Dutch Shell plc. He was a member of the supervisory board of Daimler AG until 2014, and a member of the board of directors of Dell Inc. from 2010 through 2013. He also served on the supervisory board of the Dutch Central Bank from 2006 until 2012. Mr. Kleisterlee was also president and chief executive officer of Royal Philips Electronics from 2001 to 2011. During his ten years as at Royal Philips Electronics, Mr. Kleisterlee was a member and vice chairman of the European Round Table of Industrialists and chairman of the supervisory board of the Eindhoven Technical University, and he served in two successive Dutch Innovation Councils chaired by the prime minister. He also served on the supervisory board of the Dutch Central Bank from 2006 until 2012. In 2006, he was named European Businessman of the Year by Fortune Magazine. Kleisterlee has an Engineering (MSc) degree from Eindhoven Technical University and an honorary doctorate from Leuven Catholic University.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

B.   Compensation

We paid our directors and executive officers an aggregate amount of approximately $7.0 million for services provided in fiscal year 2021, including approximately $2.8 million of salary, $1.7 million of share-based payments, $2.5 million of commissions and bonuses and $0.01 million of pension, retirement and similar benefit plans.

The equity ownership of our executive officers and directors is described below under the heading “Item 7A. Major Shareholders.”

In addition, our board of directors adopted a new equity benefit plan as described under “IBEX Limited 2020 Long Term Incentive Plan” pursuant to which a total of 1,287,326.13 common shares are authorized for issuance (as further described below). Since the inception of the IBEX Limited 2020 Long Term Incentive Plan (referred to as the “2020 LTIP” for the “2020 Long Term Incentive Plan”), we granted certain non-employee directors and officers a total of 314,031 options to purchase common shares and other non-executive employees a total of 534,544 options to purchase common shares at exercise prices between $12.75 and $20.86.

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

Available Shares

A maximum of 2,559,323.13 common shares was issuable under the 2017 IBEX Plan. This limit could be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expired or became unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award were available for further awards under the 2017 IBEX Plan. Common shares used to pay the exercise or purchase price of an award or tax obligations were treated as not issued and would continue to be available under the 2017 IBEX Plan. Common shares issued under the 2017 IBEX Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares would again be available for future grant under the 2017 IBEX Plan.

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

Restricted Share Plan

On December 21, 2018, our board of directors and shareholders approved and adopted the 2018 Restricted Share Plan (the “2018 RSA Plan”). As of June 30, 2021, awards covering an aggregate of 1,841,660 Class B common shares had been made, of which 1,640,169 common shares (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering) have vested.

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

Available Shares

Subject to adjustment, a maximum of 2,559,323 common shares could be awarded under the 2018 RSA Plan (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

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

In February 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the “Phantom Stock Plans”), which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of IBEX Limited at the time of exercise and the exercise price of the option per share. On February 23, 2018, we granted 105,546 phantom stock options under the Phantom Stock Plans. On March 1, 2018, we granted 77,129 phantom stock options under the Phantom Stock Plans.

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

On February 1, 2021, we terminated the Phantom Stock Plan for IBEX Global ROHQ. All IBEX Global ROHQ plan participants and phantom stock options were transferred to the IBEX Global Solutions (Philippines) Inc. Phantom Stock Plan.

The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited remain in effect. These plans were amended as restated as of February 16, 2021. The maximum number of phantom stock options available for issuance under the IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited plans are 400,000 and 200,000 respectively. These Phantom Stock Plans shall continue until the earlier of June 30, 2025 or termination by the Ibex Limited board of Directors pursuant to the terms of the plan. As of June 30, 2021, an aggregate amount of 95,660 phantom stock options are exercisable and an aggregate amount of 210,740 phantom stock options are outstanding under those plans.

IBEX Limited 2020 Long Term Incentive Plan

On May 20, 2020 (“Effective Date”), our board of directors and shareholders approved and adopted the 2020 LTIP. As of June 30, 2021, awards covering an aggregate of 863,575 common shares in the form of shares or share options had been made, of which 366,865 are exercisable.

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

The 2020 Long Term Incentive Plan is designed to:

●	promote the long-term financial interests and growth of our Company and its subsidiaries by attracting and retaining directors and employees, which include management as well as other personnel;
●	motivate management by means of growth-related incentives to achieve long-range goals; and
●	further the alignment of the interests of participants and those of our shareholders, through opportunities for increased stock or share-based ownership in our Company.

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

It may not always be possible to quantify the services and contributions of our non-employee directors to our Company, and accordingly, it may not always be possible to compensate them fully or appropriately by increasing their directors’ fees or other cash payments. To that end, participation by non-employee directors in the 2020 Long Term Incentive Plan will provide our Company with a further avenue with which to acknowledge and reward their services and contributions to our Company. In addition, we believe that opportunities for increased shares or share-based ownership in our Company will further the alignment of the interests of our non-employee directors with the interests of our shareholders.

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

Available Shares

Subject to adjustment, a maximum 1,287,326 common shares (after giving effect to the automatic conversion of the Class B common shares into common shares upon our initial public offering) may be awarded under the 2020 LTIP. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

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

Change in Control

In the event of a change in control, as defined in the 2020 LTIP, of our Company, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of our Company:

●	share options and share appreciation rights will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;
●	Restricted Shares and share units with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and share units will be settled as promptly as is practicable in accordance with applicable law; and
●	Restricted Shares and share units that vest based on the achievement of performance goals will vest as if the performance goal for the unexpired performance period had been achieved at the target level; and the performance share units will be settled as promptly as is practicable in accordance with applicable law.

Shareholder Rights

Except as otherwise provided in the applicable award agreement, and with respect to an award of Restricted Shares, a participant will have no rights as a shareholder with respect to common shares covered by any award until the participant becomes the record holder of such common shares.

Amendment and Termination of 2020 LTIP

Our board of directors may, at any time, amend or terminate the 2020 LTIP but no amendment or termination may be made that would materially and adversely affect the rights of any participant under any outstanding award, without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to our company or the participant. If required to comply with Bermuda law and any other applicable laws or stock exchange rules or the rules of any automated quotation systems (other than any requirement which may be disapplied by the Company following any available home country exemption), the Company shall obtain shareholder approval of any 2020 LTIP amendment in such a manner and to such a degree as required.

Amendment of Awards

The Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any participant with respect to an Award without the participant’s consent, except such an amendment made to cause the 2020 Long Term Incentive Plan or Award to comply with applicable law, applicable rule of any securities exchange on which our shares of common stock are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the participant or our company or any of our Affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the participant shall not be considered to be a material impairment of the rights of the participant and shall not require the participant’s consent.

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

C.   Board Practices

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of eight members. Our bye-laws provide that our board of directors shall consist of up to ten directors, unless otherwise determined by us in general meeting. Our directors generally hold office for such terms as our shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

Our directors currently serve on the board of directors pursuant to the voting provisions of our bye-laws, under which certain directors may be nominated by TRGI.

For additional information regarding our board of directors, see “Description of Share Capital—Election and Removal of Directors.”

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Ms. Ballou-Aares and Beck and Messrs. Jones, Leone, and Kleisterlee, representing five of our eight directors, are “independent directors” as defined under the listing standards of the Nasdaq Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director and the transactions involving them described in “Item 7B. Related Party Transactions.”

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

Audit Committee

Our audit committee consists of Ms. Ballou-Aares and Mr. Leone. Mr. Leone is the chair of the audit committee. Each member satisfies the independence requirements of the Nasdaq Stock Market listing standards, and Mr. Leone qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of our audited consolidated financial statements. The audit committee is responsible for, among other things:

●	making recommendations to our board regarding the appointment by the shareholders at the general meeting of shareholders of our independent auditors;
●	overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;
●	pre-approving all audit and non-audit services permitted to be performed by the independent auditors;
●	reviewing the independence and quality control procedures of the independent auditors;
●	discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;
●	reviewing and approving all proposed related-party transactions;
●	discussing the annual audited consolidated and statutory financial statements with management;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal control, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

●	attending to such other matters as are specifically delegated to our audit committee by our board from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Khaishgi, Jones and Keen. Mr. Khaishgi is the chair of the compensation committee. The compensation committee assists the board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief executive officer, chief financial officer and such other members of our management as it deems appropriate;
●	overseeing the evaluation of our management;
●	reviewing periodically and making recommendations to our board with respect to any incentive compensation and equity plans, programs or similar arrangements; and
●	attending to such other matters as are specifically delegated to our compensation committee by our board from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Keen and Khaishgi. Mr. Khaishgi is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending to the board of directors persons to be nominated for election or re-election to the board at any meeting of the shareholders;
●	overseeing the board of directors’ annual review of its own performance and the performance of its committees; and
●	considering, preparing and recommending to the board a set of corporate governance guidelines.

Director’s Service Contract

Our subsidiary, Ibex Global Solutions, Inc., has entered into an employment agreement with Mr. Robert Dechant, one of our directors and Chief Executive Officer. Pursuant to the agreement, subject to certain restrictions, if Mr. Dechant’s employment is terminated, Mr. Dechant will be entitled to receive payment of his base salary and benefits for 12 months from the date of termination. Such salary and benefits payments may be reduced if Mr. Dechant obtains subsequent employment.

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

Code of Business Conduct and Ethics

We have a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of this code is available on our website at www.ibex.co. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board of directors focuses on our general risk management strategy, the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. The board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

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

D.   Employees

Our employees are our most valuable asset. Our success depends on our ability to hire, train and retain sufficient numbers of agents and other employees in a timely fashion to meet our clients’ needs. Our distinct culture and initiatives focused on employee recruitment, training, engagement and retention create a strong brand that helps us attract and retain talented employee and keep them highly engaged in delivering superior results and experiences for our clients.

As of June 30, 2021, we had 24,243 employees worldwide. The following table sets forth our employees by functional area:

Function	Number of Employees	Percent of Total
Production agents	19,224	79.3%
Production support	3,226	13.3%
Software engineers	258	1.1%
Technology, telephony and network infrastructure	299	1.2%
Data scientists and engineers	103	0.4%
Sales and marketing	208	0.9%
Corporate (management, administration, finance, legal, human resources)	925	3.8%
Total	24,243	100.0%

None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.

Culture

We believe that we have established a strong workplace culture which is key to our ability to attract and retain our talented workforce around the globe. Our culture is built on four core values: respect, integrity, transparency and excellence. We strive to maintain a culture in which our leaders are coaches and mentors and our employees have a voice and sense of purpose and feel valued and respected. Furthermore, we believe we have established a distinctive corporate culture characterized by innovation, speed and organizational agility. We encourage strong teamwork, which enables our talented workforce of over 24,000 employees to design and deliver innovative solutions to our clients around the globe to optimize their customer lifecycle experience.

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

Training and Coaching

Our customer-facing agents typically go through one day of orientation and between one to seven weeks of foundation skills training. This includes customer specific training such as customer service training, technical or sales training. Once agents have completed product specific training, which can last up to 240 hours depending on the client and the application, they are put into an on-the-job experience (lasting from 40 to 80 hours), during which the agents take live calls and receive hands-on training, coaching and feedback. They also experience quality assurance (QA) monitoring and reinforcement. Once agents have been trained and are on the production floor, they receive consistent coaching and guidance. The coach plays the role of facilitator to fully empower the agents. Our coaching module equips the team managers with the necessary knowledge, skills and attitude required to be successful mentors. Team managers are then able to engage effectively with mentees to address any non-performance issues and ensure our employees feel valued and recognized.

Employee Work Environment

Our employee work environment is anchored by our distinct culture. In addition, we provide attractive, functional physical spaces. Our workspaces are bright and modern with several common areas for rest and recreation. Our centers reflect our culture’s values with open areas for coaching and celebrating success. Our workstations are ergonomically designed to provide maximum comfort to our employees. We consider our onsite dining options, nurse’s stations and transportation services to be industry-leading. Furthermore, our technology is designed to enable the most efficient and productive work environment for our employees. Our intranet provides access to pertinent and valuable information regarding schedules, job opportunities and important company announcements. Our technological enhancements allow employees to view information regarding their individual and team results. Finally, our mobile apps and online systems allow the agents to manage their careers with us.

Retention

Our distinct culture, employee engagement, recruiting and training are all designed to ensure we retain our employees. As important as it is to work hard every day, we consider it as important to ensure we have time for rewarding exceptional performance, fun events, volunteering in the community and celebrating accomplishments together. In order to engender our employees’ sense that they are an integral part and valued members of our company, we strive to recognize the important times in our employees’ work life, including birthdays, birth of child and promotions. An example of our differentiated Employee Engagement program is our annual Very Important Performer event where we host the top 5% of our workforce in each of the markets in which we operate at a multi-day offsite event at a five-star resort where we celebrate their success. Our senior leadership participates in this important event, creating a bond between our leadership team and thousands of agents. This is one of our key programs to drive our industry-best retention rates and employee loyalty.

E.   Share ownership

The total number of common shares beneficially owned by our directors and executive officers as of September 1, 2021 was 1,638,229, which represents 8.9% of the total shares of the company. See table in “Item 7A. Major Shareholders.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of September 1, 2021 by:

●	each of our directors;

●	each of our executive officers;
●	all of our directors and executive officers as a group; and
●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares, and who are referred to as our major shareholders.

As of September 1, 2021, we had 18,471,563 issued and outstanding common shares, which includes 207,895 unvested restricted common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. Common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of September 1, 2021 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of September 1, 2021, we had 99 holders of record in the United States with approximately 37.0% of our issued and outstanding common shares.

Name	Number	Percent
Principal Shareholder:
TRGI(1)	11,416,683	61.8%
Executive officers and directors:
Mohammed Khaishgi(2)	354,528	1.9%
Robert Dechant(3)	288,304	1.6%
Karl Gabel(4)	144,297	*
Christy O'Connor(5)	60,775	*
David Afdahl(6)	69,322	*
Jeff Cox(7)	466,556	2.5%
Bruce Dawson(8)	53,285	*
Julie Casteel(9)	42,381	*
Daniella Ballou-Aares(10)	14,629	*
John Jones(11)	19,946	*
Shuja Keen(12)	19,673	*
John Leone	—	*
Fiona Beck(13)	6,500	*
Gerard Kleisterlee(14)	25,533	*
Daniel Bellehsen(15)	72,500	*
All executive officers and directors as a group (fifteen persons)(16)(17)	1,638,229	8.9%

*	Represents beneficial ownership of less than one percent (1%) of outstanding common shares.
(1)	TRGP is the largest shareholder of TRGI and, as a result of its relationship with TRGI, may be deemed to beneficially own the shares beneficially owned by TRGI. TRGP disclaims beneficial ownership of the shares beneficially owned by TRGI. As of September 1, 2021, TRGP beneficially owned 46% of TRGI’s outstanding voting securities (45% if all outstanding non-voting common shares are converted into voting common shares). The address for TRGI is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. The address for TRGP is Centre Point Building, Level 18th, off Saheed-e-Millat Expressway, Karachi, Pakistan.
(2)	Mr. Khaishgi’s holdings include (a) 284,995 common shares, (b) 18,959 unvested restricted common shares, which vest monthly in increments of 4,737 shares, (c) 10,938 unvested restricted common shares, which vest monthly in increments of 1,823 shares and (d) 39,636 common shares underlying vested stock options.

(3)	Mr. Dechant’s holdings include (a) 202,014 common shares, (b) 21,472 unvested restricted common shares, which vest monthly in increments of 932 shares and (c) 64,818 common shares underlying vested stock options.
(4)	Mr. Gabel’s holdings include (a) 123,440 common shares, (b) 20,857 common shares underlying vested stock options.
(5)	Ms. O’Connor’s holdings include (a) 43,095 common shares, (b) 6,165 unvested restricted common shares, which vest monthly in increments of 1,026 shares, and (c) 11,515 common shares underlying stock options.
(6)	Mr. Afdahl’s holdings include (a) 38,891 common shares, (b) 7,272 unvested restricted common shares, which vest monthly in increments of 560 shares, (c) 4,384 unvested restricted common shares, which vest monthly in increments of 208 shares, and (d) 18,775 common shares underlying vested stock options.
(7)	Mr. Cox’s holdings include (a) 439,688 common shares, (b) 5,429 unvested restricted common shares, which vest monthly in increments of 1,353 shares, (c) 5,132 unvested restricted common shares, which vest monthly in increments of 243 shares, and (d) 16,308 common shares underlying stock options.
(8)	Mr. Dawson’s holdings include (a) 41,034 common shares and (b) 12,251 common shares underlying vested stock options.
(9)	Ms. Casteel’s holdings include (a) 27,426 common shares, (b) 3,922 unvested restricted common shares, which vest monthly in increments of 653 shares, and (c) 11,033 common shares underlying vested stock options.
(10)	Ms. Ballou-Aares’ holdings include (a) 12,994 common shares and (b) 1,635 common shares underlying vested stock options.
(11)	Mr. Jones’ holdings include (a) 12,994 common shares and (b) 6,952 common shares underlying vested stock options.
(12)	Mr. Keen’s holdings include (a) 17,472 common shares and (b) 2,201 common shares underlying vested stock options.
(13)	Ms. Beck’s holdings include (a) 3,766 common shares and (b) 2,734 unvested restricted common shares which vest quarterly in increments of 547 shares.
(14)	Mr. Kleisterlee’s holdings include (a) 19,487 common shares, and (b) 3,750 unvested restricted common shares which vest quarterly in increments of 625 shares, (c) 2,296 common shares underlying vested stock options.
(15)	Mr. Bellehsen’s holdings include (a) 7,500 unvested restricted common shares, of which 1,875 shares will vest one year from grant date, and thereafter, monthly in increments of 156 shares, (b) 5,000 unvested restricted common shares, of which 1,250 shares will vest one year from grant date, and thereafter, monthly in increments of 104 shares, and (c) 60,000 unvested restricted common shares, which will vest according to pre-determined performance triggers.
(16)	Total executive officer and director holdings include (a) 1,267,295 common shares and (b) 162,657 unvested restricted common shares and (c) 208,277 common shares underlying vested stock options.
(17)	Except as otherwise set forth below, the address of the beneficial owner is c/o IBEX Limited, 1700 Pennsylvania Avenue NW, Suite 560, Washington, DC 20006, USA.

B.   Related-Party Transactions

For more information on our related party transactions, refer to Note 23 to our audited consolidated financial statements included at the end of this annual report.

TRGH-iSky Loan

On August 7, 2018, TRG Holdings LLC entered into a loan agreement with iSky, Inc. to repay approximately CAD 1,459,516 (approx. US $1.1 million) related to a sales tax settlement on behalf of iSky with the Canadian Revenue Agency at an interest rate of 15% per annum with an original maturity date of August 7, 2019; provided however that such loan is payable immediately on demand upon the earlier of TRG Holdings LLC’s demand or an initial public offering of iSky Inc.’s parent company, Ibex Limited. Funds borrowed under this loan arrangement were paid directly to the Canadian Revenue Agency. Pursuant to the terms of the loan, any additional amount of interest not calculable at the time of the loan shall be paid made a part of the loan agreement and shall be repaid under the same terms as initial loan. This loan agreement was assumed by IBEX Limited from iSky, Inc. in June 2019 and the term extended to August 7, 2020. The parties have agreed to extend the loan to October 31, 2020. The outstanding balance of $1.6 million was repaid on November 2, 2020.

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

Stockholders’ Agreement

We are party to a Stockholders’ Agreement with TRGI dated as of September 15, 2017. The agreement requires that we obtain TRGI’s prior written consent before we or our subsidiaries take or commit to take certain material actions, including, among others:

●	acquisition of the stock or assets of an unaffiliated entity in a single transaction or a series of related transactions with an enterprise value greater than $2.0 million;
●	consolidation, merger, amalgamation or other business combination with any entity other than us or a wholly-owned subsidiary of ours, or a “Change in Control” (as defined in our debt instruments);
●	disposition or transfer, in a single transaction or a series of related transactions, to another party of our or any of our subsidiaries’ assets with a value greater than $2.0 million in the aggregate or for consideration greater than $2.0 million, other than in the ordinary course of business;
●	entry into any corporate strategic relationship involving the payment, contribution or assignment by us or any of our subsidiaries of money or assets greater than $1.0 million;
●	creation of any new class of equity securities, issuance of additional shares of any class of equity securities, or any offering of securities (except for awards under stockholder-approved equity plans and issuances to our parent company or any of its subsidiaries);
●	incurrence, assumption or guarantee of indebtedness by us to any third party;
●	incurrence, assumption or guarantee of incremental indebtedness (as measured from indebtedness existing on September 15, 2017) by us, in a single transaction or a series of related transactions, in an amount greater than $5.0 million;
●	transfer of any senior note issued by e-Telequote Insurance, Inc. under a certain Note Purchase Agreement dated June 2017 (the “2017 ETQ Notes”) by any holder thereof or any amendment to the 2017 ETQ Notes or the related note purchase agreement;
●	repurchase of our equity securities or adoption of any share repurchase plan;
●	capital expenditures in an aggregate amount greater than $10.0 million in any fiscal year;
●	listing of any securities on any securities exchange;
●	appointment and / or removal of independent auditors or any material change in our accounting policies and principles or internal control procedures;
●	bankruptcy, liquidation, dissolution, winding up or similar event or action;
●	any change of our principal lines of business, entry into new lines of business, or exit from the current lines of business;
●	amendment, modification or repeal of any provision of our or our subsidiaries’ organizational documents; and
●	commencement or settlement of any material litigation.

The Stockholder’s Agreement further provides that, to the fullest extent permitted by law and subject to section 97 of the Companies Act and our Bye-laws:

●	TRGI and its partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may directly or indirectly engage in the same or similar business activities or lines of business as us or any of our subsidiaries, including those lines of business deemed to be competing with us or any of our subsidiaries;
●	TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may do business with any of our potential or actual customers or suppliers;
●	TRGI, its affiliates and their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives may employ or otherwise engage any of our officers or employees; and
●	none of TRGI, its affiliates or their respective partners, principals, directors, officers, members, managers, agents, employees and / or other representatives shall have any duty to communicate or offer any business opportunity that may be presented to TRGI or those other persons to us or shall be liable to us or any of our stockholders for breach of any fiduciary or other duty by reason of the fact that TRGI or such persons pursues that business opportunity, directs that business opportunity to another person or fails to present that business opportunity, or information regarding that business opportunity to us unless, in the case of any such person who is a director or officer of ours, that business opportunity is expressly offered to that director or officer in writing solely in his or her capacity as our director or officer.

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

Software Services Agreement with Afiniti

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated November 14, 2017, between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. dba IBEX Global Solutions and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to IBEX Global Solutions in exchange for a fee equal to $1,800 per supported call center seat per year for up to 2,000 call center seats. Under these agreements, IBEX Global Solutions had a prepayment credit with Afiniti Inc. equal to $1.1 million as of June 30, 2021.

Sublease of Office Space

Pursuant to an agreement dated June 30, 2018, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and iSky, Inc. have agreed to sublease office space in Washington, D.C. leased by TRG Holdings, LLC. On July 1, 2018, iSky, Inc. exercised its right to terminate the sub-lease agreement and effectively Ibex Global Solutions, Inc. became the sole sub-lessee. The lease amount payable under this sublease is $26,616 per month with nominal increases that go into effect as of July 1, 2020 and thereafter. The lease has been terminated effective June 30, 2021.

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

B.   Significant Changes

We are not aware of any significant changes other than what has been discussed in other parts of this annual report. Please refer to Note 31 of our audited consolidated financial statements beginning on page F-1 for a discussion of subsequent events.

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

“Item 4. Information on the Company—History and development of the company,” “Item 5. Operating and Financial Review and Prospects— Liquidity and Capital Resources—Financing Arrangements,” “Item 6. Directors, Senior Management and Employees—Compensation,” and “Item 7B. Related-Party Transactions” are incorporated herein by reference.

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

This section describes the material U.S. federal income tax consequences to U.S. holders, as defined below, of common shares. This discussion addresses only the U.S. federal income tax considerations for U.S. holders that acquire the common shares at their original issuance and hold the common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

●	certain financial institutions;
●	insurance companies;
●	dealers or traders in securities, currencies, or notional principal contracts;
●	tax-exempt entities;
●	regulated investment companies or real estate investment trusts;
●	persons that hold the common shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;
●	an entity classified as a partnership and persons that hold the common shares through partnerships or certain other pass-through entities;
●	certain holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;
●	persons who acquired the common shares as compensation for the performance of services;
●	persons holding the common shares in connection with a trade or business conducted outside of the U.S.;
●	a U.S. holder who holds the common shares through a financial account at a foreign financial institution that does not meet the requirements for avoiding withholding with respect to certain payments under Sections 1471 through 1474 of the Code;
●	holders that own (or are deemed to own) 10% or more of our shares by vote or value; and
●	holders that have a “functional currency” other than the U.S. dollar.

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

For the purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is either a citizen or resident of the U.S.;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state of the U.S. or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person within the meaning of the Code.

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

Passive Foreign Investment Company Considerations

A corporation organized outside the U.S. generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in any taxable year in the foreseeable future. However, our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we were a PFIC for any taxable year during which a U.S. holder held common shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below), gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the common shares would be allocated ratably over the U.S. holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of common shares exceeds 125% of the average of the annual distributions on common shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.

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

Foreign Account Tax Compliance Act, (“FATCA”), and Related Provisions

Under certain circumstances, the company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance, notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign passthrough payments” made on or after the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthrough payment”, if such payments are not exempt from such withholding. The company believes, and this discussion assumes, that the company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign passthrough payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

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

F.   Dividends and paying agents

Not applicable.

G.   Statements by experts

Not applicable.

H.   Documents on display

The SEC maintains a website at www.sec.report that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. All our Exchange Act reports and other SEC filings will be available through the EDGAR system. You may also access information about IBEX through our corporate website https://www.ibex.co. The information contained in both websites is not incorporated by reference into this annual report.

I.   Subsidiary Information

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

For further information about the market risks to which we are exposed, please see Note 22 to our audited consolidated financial statements included at the end of this annual report.

Foreign currency hedging

In the first quarter of fiscal year 2022, we implemented a foreign currency hedging program to reduce our exposure to foreign currency exchange rate fluctuations associated with forecasted expenses in certain non-functional currencies. We have designated and accounted for the purchased derivative instruments as cash flow hedges. While we have implemented certain strategies to mitigate risks related to the impact of fluctuations in currency exchange rates, we cannot mitigate all foreign exchange gains or losses from international transactions.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2021.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d- 15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, (iii) provide reasonable assurance that receipts and expenditures are being made only in accordance with authorizations of management and directors, and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of June 30, 2021. In making this assessment, our management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of June 30, 2021.

During the audit for the fiscal year ended June 30, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to the execution and review of complex accounting matters. Due to a failure in procedures with respect to the execution, review, supervision and monitoring of complex accounting matters, a number of adjustments were identified and made to the consolidated financial statements during the course of our audit. Management believes that progress continues to be made towards the implementation of an effective internal control environment, as we continue to design and implement common policies, IT general controls, procedures and controls for financial reporting. We have many individual policies, procedures and controls already in place and appropriate financial systems have been, and are being, implemented to establish an effective internal control environment. As of June 30, 2021, management, with the participation of our Chief Executive Officer and Chief Financial Officer, has determined that this material weakness was remediated.

Key elements of the ongoing remediation efforts include the following:

●	Continuing to develop and implement an overall, formalized internal control framework,
●	Hiring additional personnel with expertise in technical accounting and SEC reporting, and
●	Developing and implementing a training plan for personnel involved with or having an impact on the financial reporting function.

Our management continues to evaluate and improve the internal control environment, including our disclosure controls and procedures and internal controls over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO has served as our independent registered public accounting firm for fiscal years 2021 and 2020. Our accountant’s fees for professional services are as follows:

	Year ended June 30
	2021	2020
Audit Fees	$1,979,654	1,399,743
Audit-related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total fees and services	$1,979,654	1,399,743

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

There were no “Audit-related Fees,” “Tax Fees,” or “Other Fees” during the fiscal years 2021 or 2020.

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

ITEM 16G.  CORPORATE GOVERNANCE

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the Nasdaq Global Market for U.S. domestic issuers. While we intend to follow most Nasdaq Global Market corporate governance listing standards, we follow Bermuda corporate governance practices in lieu of Nasdaq Global Market corporate governance listing standards as follows:

●	Exemption from the requirement to have a compensation committee comprised solely of independent members of the board of directors;
●	Exemption from quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Bermuda law. In accordance with generally accepted business practice, our amended and restated articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders;
●	Exemption from the Nasdaq Global Market corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq Global Market corporate governance listing standards, as permitted by the foreign private issuer exemption; and
●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.

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

ITEM 19.    EXHIBITS

The following exhibits are filed as part of this annual report on Form 20-F:

Exhibit
Number	Description of Document
1.1	Memorandum of Association (Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 29, 2020).
1.2	Amended and Restated Bye-laws (Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 23, 2020).
2.1*	Description of the Registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
4.1

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

4.3#

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

4.6

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

4.8#

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

4.14

Eleventh Amendment, dated April 26, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.15

Twelfth Amendment, dated May 31, 2019, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.16

Thirteenth Amendment, dated April 15, 2020, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and between TRG Customer Solutions, Inc. and PNC Bank, N.A. (Incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 23, 2020).

4.17*

Fourteenth Amendment, dated March 2, 2021, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and among Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, and PNC Bank, N.A.

4.18*#

Fifteenth Amendment, dated September 30, 2021, to the Revolving Credit and Security Agreement, dated November 8,2013, by and among Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, iSky, LLC and PNC Bank, N.A.

4.19*	Amended and Restated Collateral Pledge Agreement, dated September 30, 2021, by and between Ibex Global Solutions, Inc. and PNC Bank, N.A.
4.20*	Collateral Pledge Agreement, dated September 30, 2021, by and between Digital Globe Services, LLC and PNC Bank, N.A.
4.21*	Trademark Security Agreement, dated September 30, 2021, by and among Ibex Global Solutions, Inc., iSky, LLC and PNC Bank, N.A.
4.22	IBEX Holdings Limited 2018 Restricted Share Plan (Incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.23	Form of Restricted Share Agreement (A) (Incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.24	Form of Restricted Share Agreement (B) (Incorporated by reference to Exhibit 10.37 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
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

4.27+

Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 28, 2018) (Incorporated by reference to Exhibit 10.40 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 29, 2020).

4.28

First Amendment to Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 17, 2019) (Incorporated by reference to Exhibit 10.41 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.29	Second Amendment to Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended March 12, 2021).
4.30	Form of director agreement (Incorporated by reference to Exhibit 10.42 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.31	Form of executive employment agreement (Incorporated by reference to Exhibit 10.43 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.32	Form of director indemnification agreement (Incorporated by reference to Exhibit 10.44 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
8.1*	Subsidiaries of the Registrant.
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and included as Exhibit 101).

*	Filed herewith.

**  Furnished herewith.

#

Certain schedules and exhibits to this agreement have been omitted in accordance with the instructions to Item 19 of Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

+

Certain identified confidential information in this exhibit has been omitted because such identified confidential information (i) is not material and (ii) is the type that the Registrant treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IBEX LIMITED

	By:	/s/ Robert Dechant
	Name: Title:	Robert Dechant Chief Executive Officer
(Principal Executive Officer)

Date: October 13, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IBEX LIMITED

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ibex Limited

Hamilton, Bermuda

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ibex Limited (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

BDO LLP

We have served as the Company's auditor since 2017.

Reading, United Kingdom

October 13, 2021

IBEX Limited

Consolidated Statements of Financial Position

		As of June	As of June
	Notes	30, 2021	30, 2020
		(US$’000)
Assets
Current assets
Cash and cash equivalents	10	57,842	21,870
Trade and other receivables	9	81,104	62,579
Due from related parties	23	1,755	1,587
Warrant asset	28	673	—
Total current assets		141,374	86,036

Non-current assets
Property and equipment	6	106,703	84,588
Goodwill	4	11,832	11,832
Other intangible assets	5	3,209	2,781
Warrant asset	28	1,420	2,611
Investment in joint venture	7	258	331
Deferred tax asset	18	4,252	2,223
Other assets	8	5,239	4,834
Total non-current assets		132,913	109,200
Total assets		274,287	195,236

Liabilities and Equity
Current liabilities
Trade and other payables	15	54,863	53,213
Deferred revenue	11	4,077	3,470
Lease liabilities	6.2	12,121	12,668
Borrowings	13	26,716	27,476
Due to related parties	23	4,275	5,739
Income tax payable	18	3,663	3,087
Total current liabilities		105,715	105,653

Non-current liabilities
Deferred revenue	11	3,010	434
Lease liabilities	6.2	71,878	62,044
Borrowings	13	1,801	3,782
Deferred tax liability	18	86	117
Other non-current liabilities	14	11,138	7,058
Total non-current liabilities		87,913	73,435
Total liabilities		193,628	179,088

Equity attributable to owners of the parent
Share capital	12	2	12
Additional paid-in capital	12	158,157	96,207
Other reserves	12	33,180	29,456
Accumulated deficit		(110,680)	(109,527)
Total equity		80,659	16,148
Total liabilities and equity		274,287	195,236

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the years ended

c
	Notes	June 30, 2021	June 30, 2020	June 30, 2019
		(US$’000)
Revenue	25	443,662	405,135	368,380

Payroll and related costs	26	296,799	276,255	254,592
Share-based payments	19	4,521	359	4,087
Reseller commission and lead expenses		13,749	17,328	27,877
Depreciation and amortization		28,197	24,472	20,895
Fair value measurement of share warrants	28	9,732	3,138	(364)
Other operating costs	27	76,865	64,070	54,488
Income from operations		13,799	19,513	6,805

Finance expenses	17	(9,034)	(9,428)	(7,709)
Income / (loss) before taxation, continuing operations		4,765	10,085	(904)

Income tax expense	18	(1,918)	(2,315)	(3,615)
Net income / (loss) for the year, continuing operations		2,847	7,770	(4,519)
Net income on discontinued operation, net of tax	30.2	—	—	15,484
Net income for the year		2,847	7,770	10,965

Other comprehensive income / (loss)
Item that will not be subsequently reclassified to profit or loss
Actuarial (loss) / gain on retirement benefits	14.1	(26)	(184)	109
Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		(122)	(248)	(316)
Cash flow hedge - changes in fair value	15.2	202	(518)	—
		54	(950)	(207)
Total comprehensive income for the year		2,901	6,820	10,758

		(US$)
Earnings / (loss) per share from continuing operations attributable to the ordinary equity holders of the parent
Basic earnings per share	20	0.16	—	—
Diluted earnings / (loss) per share	20	0.15	—	(0.36)

Earnings per share attributable to the ordinary equity holders of the parent
Basic earnings per share	20	0.16	—	—
Diluted earnings per share	20	0.15	—	—

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited

Consolidated Statements of Changes in Equity

For the years ended

	Attributable to shareholders of the Holding Company
	Issued, Subscribed and Paid in Capital			Other Reserves
		Senior	Additional	Re-	Share	Foreign Currency			Total Equity
	Share	Preferred	Paid in	organization	Option	Translation		Accumulated	Attributable to the
	Capital	Shares	Capital	Reserve	Plans	Reserve	Others	Deficit	Holding Company
	(US$’000)
Balance, June 30, 2018 (as previously stated)	12	20,000	96,207	21,280	16,068	(528)	975	(126,061)	27,953
Adjustment on initial adoption of IFRS 15- Revenue from Contracts with Customers	—	—	—	—	—	—	—	(2,080)	(2,080)
Balance, July 1, 2018 (as restated)	12	20,000	96,207	21,280	16,068	(528)	975	(128,141)	25,873
Comprehensive income for the year
Profit for the year ended June 30, 2019	—	—	—	—	—	—	—	10,965	10,965
Other Comprehensive Income	—	—	—	—	—	(316)	109	—	(207)
Total Comprehensive income / (loss) for the year	—	—	—	—	—	(316)	109	10,965	10,758
Transactions with Owners
Redemption of senior preferred shares (Note 12.4)	—	(5,972)	—	—	—	—	—	—	(5,972)
Sale of subsidiary
Net assets of sale of subsidiary (Note 30.2)	—	(14,028)	—	(11,536)	(2,030)	—	—	—	(27,594)
Share-based transactions (Note 19)	—	—	—	—	5,563	—	—	—	5,563
Balance, June 30, 2019	12	—	96,207	9,744	19,601	(844)	1,084	(117,176)	8,628
Comprehensive income for the year
Profit for the year ended June 30, 2020	—	—	—	—	—	—	—	7,770	7,770
Other Comprehensive Income	—	—	—	—	—	(248)	(702)	—	(950)
Total Comprehensive income / (loss) for the year	—	—	—	—	—	(248)	(702)	7,770	6,820
Transactions with Owners
Repurchase of Share-based transaction (Note 30.2)	—	—	—	83	(96)	—	—	—	(13)
Dividend distribution (Note 21)	—	—	—	—	—	—	—	(121)	(121)
Share-based transactions (Note 19)	—	—	—	—	834	—	—	—	834
Balance, June 30, 2020	12	—	96,207	9,827	20,339	(1,092)	382	(109,527)	16,148
Comprehensive income for the year
Profit for the year ended June 30, 2021	—	—	—	—	—	—	—	2,847	2,847
Other Comprehensive Income	—	—	—	—	—	(122)	176	—	54
Total Comprehensive income / (loss) for the year	—	—	—	—	—	(122)	176	2,847	2,901
Transactions with Owners
(Redemption) / issue of ordinary shares (Note 12.3)	(10)	—	61,922	—	—	—	—	—	61,912
Share options exercised (Note 19.4)	—	—	28	—	—	—	—	—	28
Dividend distribution (Note 21)	—	—	—	—	—	—	—	(4,000)	(4,000)
Share-based transactions (Note 19)	—	—	—	—	3,670	—	—	—	3,670
Balance, June 30, 2021	2	—	158,157	9,827	24,009	(1,214)	558	(110,680)	80,659

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited

Consolidated Statements of Cash Flows

For the years ended

		June 30,	June 30,	June 30,
	Notes	2021	2020	2019
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	29	4,765	10,085	19,410
Adjustments for:
Depreciation and amortization		28,197	24,472	21,805
Amortization of warrant asset		517	705	643
Foreign currency translation loss / (gain)		198	(195)	78
Fair value measurement of share warrants	28	9,732	3,138	(364)
Phantom stock expense	19.2	851	(31)	(300)
Share-based payments	19	3,670	390	5,262
Allowance of expected credit losses	9	291	224	343
Share of profit from investment in joint venture	7	(577)	(534)	(351)
Gain on disposal of fixed assets		—	(10)	(140)
Gain on lease terminations		(923)	—	—
Provision for defined benefit scheme	14.1	228	121	129
Impairment of intangibles	5	—	777	163
Finance costs	17	9,034	9,429	13,383
(Increase) / decrease in trade and other receivables		(13,327)	9,042	(18,019)
Increase in renewal receivables		—	—	(35,022)
Increase in prepayments and other assets		(405)	(1,435)	(173)
(Decrease) / increase in trade and other payables and other liabilities		(1,655)	7,107	8,997
Cash inflow from operations		40,596	63,285	15,844
Interest paid		(9,034)	(9,429)	(13,054)
Income taxes paid		(5,665)	(2,137)	(588)
Net cash inflow from operating activities		25,897	51,719	2,202

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	6	(19,360)	(4,283)	(5,612)
Purchase of other intangible assets	5	(1,463)	(982)	(622)
Return on investment from joint venture	7	—	—	96
Proceed from sale of assets	30.1	—	—	188
Cash adjustment from sale of subsidiary to parent company	30.2	—	—	(3,554)
Dividend received from joint venture	7	650	430	420
Net cash outflow from investing activities		(20,173)	(4,835)	(9,084)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		116,026	127,567	168,674
Repayments of line of credit		(115,189)	(142,118)	(162,851)
Proceeds from borrowings		1,714	1,000	36,617
Repayment of borrowings		(11,080)	(8,033)	(6,081)
Repayment of related party loans	23.4 & 23.7	(1,614)	—	(1,200)
Net proceeds from initial public offering	12.1	63,107	—	—
Payment of listing related cost	12.3	(1,074)	—	—
Exercise of options		28	—	—
Principal payments on lease obligations		(17,489)	(12,162)	(10,535)
(Repayment) / proceeds private placement notes	13.5	—	—	(14,500)
Dividend distribution	21	(4,000)	(121)	(1,600)
Payment of senior preferred shares	12.4	—	—	(5,972)
Net cash inflow / (outflow) from financing activities		30,429	(33,867)	2,552
Effects of exchange rate difference on cash and cash equivalents		(181)	(20)	(316)
Net increase / (decrease) in cash and cash equivalents		35,972	12,997	(4,646)
Cash and cash equivalents at beginning of the year		21,870	8,873	13,519
Cash and cash equivalents at end of the year		57,842	21,870	8,873

Non-cash items
New leases	13.4	31,790	24,295	89,771
Issuance of warrants	28	—	—	(150)
Actuarial gain on defined benefit scheme	14.1	26	184	(109)
Sale of subsidiary	30.2	—	—	27,594

The accompanying notes are an integral part of these consolidated financial statements

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

1.        THE GROUP AND ITS OPERATIONS

IBEX Holdings Limited “the Holding Company”, was incorporated on February 28, 2017 and changed its name to IBEX Limited on September 11, 2019. IBEX Limited is hereinafter also referred to as “the Holding Company”. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also the principal place of business of the Holding Company. “The Group” or the “Company” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by and majority owned by The Resource Group International Limited (“TRGI”) (the “Controlling Shareholder”), of which TRG Pakistan Limited holds a majority interest in TRGI. On August 7, 2020, the Group was admitted to trade on the Nasdaq Global Market on the same date under the ticker symbol “IBEX”. These consolidated financial statements of the Holding Company as of June 30, 2021 and 2020 and for the years ended June 30, 2021, 2020 and 2019 (hereafter the financial year) comprise the financial statements of IBEX Limited and its subsidiaries.

The Group is a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through the Group’s integrated CLX platform, a comprehensive portfolio of solutions is offered to optimize customer acquisition, engagement, expansion and experience for clients. The Group leverages sophisticated technology and proprietary analytics, in combination with its global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance clients’ brands. The Group manages over 100 million interactions each year with consumers on behalf of clients through an omni-channel approach, using voice, web, chat and email.

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

Going Concern

For the year ended June 30, 2021, the Group has a net income of $2.8 million, net cash generated from operating activities of $25.9 million and an accumulated deficit of $110.7 million. Current assets exceed current liabilities by $35.7 million as of June 30, 2021 of which $26.7 million is associated with borrowings, including line of credit which was drawn to $22.3 million at June 30, 2021 (See Note 13.2). The Group has cash and cash equivalents of $57.8 million as of June 30, 2021.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business.

The Company incurred non-recurring expenses of $8.3 million primarily in the form of transportation expenses for year ended June 30, 2021 due to the COVID-19 (the Pandemic). However, the Company believes that its liquidity and operating cash flow will be sufficient to absorb additional costs for a period of at least 12 months from date of approval of the consolidated financial statements. Refer to Note 24 for capital risk management and initial public offering (IPO) respectively.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

In August 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. At no time did the attack impact our business operations or accounting systems, but the unauthorized access included the exfiltration of certain non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm. Through the date of issuance of these financial statements, this incident has not had a material financial impact on our business, however we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods.

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

The Group is comprised of the Holding Company and the following direct subsidiaries with the location (country of incorporation and principal place of business), nature of business and ownership percentage:

			Ownership %
Description	Location	Nature of Business	2021	2020
Subsidiaries
IBEX Global Limited	Bermuda	Holding Company	100%	100%
DGS Limited	Bermuda	Holding Company	100%	100%
iSky Inc.	Bermuda	Holding Company	100%	100%

Please refer to Note 30 for the indirect subsidiaries of the Holding Company.

2.        BASIS OF PREPARATION

2.1.     Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all of the years presented.

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Group’s consolidated financial statements, taken as a whole, are concerned. All amounts are presented in thousands of dollars, unless otherwise indicated, rounded to the nearest $1,000.

2.2.     Basis of accounting and presentation

Through the Reorganization Transaction, which took place in April 2017, the Holding Company acquired from TRGI 100% ownership of IBEX Global Limited, Etelequote Limited, DGS Limited, iSky Inc. and various subsidiaries (listed above and in Note 30, - referred to as “the Continuing Business Entities”) and issued its shares to TRGI in exchange. Prior to the Reorganization Transaction, TRGI controlled each of the Continuing Business Entities by virtue of its controlling interests in the predecessors to IBEX Global Limited, Etelequote Limited, DGS Limited and iSky Inc., all of which now have become part of the Group, which is controlled by TRGI.

As common control transactions are outside the scope of IFRS 3 ‘Business Combinations’ the management has, as required by International Accounting Standard (IAS) 8 ‘Accounting Policies, Change in Accounting Estimates and Errors’, used its judgment in applying an accounting policy which reflects the economic substance of the transaction to account for the Continuing Business Entities.

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

Certain prior year amounts have been reclassified to conform to the current year presentation, including the notes to the financial statements, with no impact on previously reported net loss, financial position or cash flows.

2.4.     Functional and presentation currency

As noted in Note 25.1, the Group generates approximately 97% of its revenue from clients based in the United States of America, which is denominated in United States Dollars (US$ or USD). However, the Group conducts transactions in multiple currencies to carry out its business in various other jurisdictions as needed. The consolidated financial statements are presented in US$, which is the Holding Company’s functional and presentation currency. Amounts are rounded to the nearest thousands of US$, unless otherwise stated.

Transactions denominated in foreign currencies are translated into USD at the exchange rate at the end of the previous month-end. Monetary items in the statement of financial position are translated at the closing rate at each reporting date and the relevant translation adjustments are recognized in the financial result.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

2.5.     Critical accounting estimates and judgments

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

In the process of applying the Group’s accounting policies, management has made the following estimates and judgments which are significant to the consolidated financial statements:

Critical accounting estimates

●	Impairment of intangibles

Goodwill: The calculation for considering the impairment of the carrying amount of goodwill requires a comparison of the recoverable amount of the cash-generating units to which goodwill has been allocated, to the value of goodwill and the associated assets in the consolidated statement of financial position. The calculation of recoverable amount requires an estimate of the future cash flows expected to arise from the cash generating unit. Judgment is applied in selection of a suitable discount rate and terminal value. The key assumptions made in relation to the impairment of goodwill are set out in Note 4.

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

●	Impairment of financial assets

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts. For more information see Note 22.2.

●	Depreciation and amortization

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

•	Market value of common shares / fair market value of warrants

The Company is listed on a public marketplace (NASDAQ) as of June 30, 2021, the Company used the Black-Scholes valuation model to calculate the fair value of the share options/awards on the grant date and to calculate the fair value of warrants. The calculation of fair value includes the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

As the Company was not listed on a public marketplace as of June 30, 2020, the calculation of the market value of its common shares is subject to a greater degree of estimation in determining the basis for any share awards that the Company may issue.

For purposes of determining the historical share-based compensation expense, the Company used the Monte Carlo simulation to calculate the fair value of the restricted stock awards (the “RSAs”) on the grant date as the Company was not listed on a public marketplace. The determination of the grant date fair value of the RSAs using a pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the estimated fair value of the common shares, the expected price volatility of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:

●	Fair value of the Company’s common shares. As the Company’s common shares are not publicly traded as of June 30, 2020, the Company must estimate the fair value of the common shares, as discussed in “Valuations of Common Shares” below.
●	Volatility: Since there is no trading history for the Company’s common shares as of June 30, 2020, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of the Company’s RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
●	Expected life of the RSAs: The Company calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

Valuations of Common Shares

Given the absence of an active market for the Company’s common shares as of June 30, 2020, the Company was required to estimate the fair value of its common shares at the time of each grant. The Company considered objective and subjective factors in determining the estimated fair value of its common shares on each RSA grant date. Factors considered by the Company included the following:

●	third-party valuations of the Company’s common shares;

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

●	the lack of marketability of Company’s common shares;
●	the Company’s historical and projected operating and financial performance;
●	the Company’s introduction of new services;
●	the Company’s stage of development;
●	the global economic outlook and its expected impact on the business;
●	the market performance of comparable companies; and
●	the likelihood of achieving a liquidity event for the common shares underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions.

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

For the years ended June 30, 2021, 2020 and 2019

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

●	Legal provisions:

The Group reviews outstanding legal cases following developments in the legal proceedings and at each reporting date, in order to assess the need for provisions and disclosures in the audited consolidated financial statements. Among the factors considered in making decisions on provisions are the nature of litigation, claim or assessment, the legal process and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including the progress after the date of the audited consolidated financial statements but before those statements are issued), the opinions or views of legal advisers, experience on similar cases and any decision of the Group’s management as to how it will respond to the litigation, claim or assessment. Refer to Note 16.

Judgments

●	Leases:

In some cases, judgment may be required in determining whether a contract contains a lease. This assessment involves the exercise of judgment about whether it depends on specific lease, whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of that asset. In addition, determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated).

The lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, the Group uses an incremental borrowing rate specific to the country, term and currency of the contract.

●	Staff retirement plans:

The net defined benefit pension scheme assets or liabilities are recognized in the Group’s consolidated statement of financial position. The determination of the position requires assumptions to be made regarding future salary increases, mortality, discount rates and inflation. The key assumptions made in relation to the pension plans are set out in Note 14.1.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

●	Share-based payments:

The share-based payments expense is recognized in the Group’s consolidated statement of profit or loss and comprehensive income. The key assumptions made in relation to the share-based payments are set out in Note 19.

●	Provision for taxation:

The Group is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for current and deferred income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. Although the Group believes that its tax positions are supportable, these tax positions could still be challenged by the tax authorities upon review. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.

Management evaluates the recoverability of deferred income tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies, which heavily rely on estimates.

This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact current and deferred income tax expense in the period in which such determination is made.

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

Where the Company has control over an investee, it is classified as a subsidiary. The Company controls an investee if all three of the following elements are present:

●	power over the investee,
●	exposure to variable returns from the investee, and
●	the ability of the investor to use its power to affect those variable returns.

Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of the investee without holding the majority of the voting rights. In determining whether de-facto control exists the Company considers all relevant facts and circumstances, including:

●	The size of the company’s voting rights relative to both the size and dispersion of other parties who hold voting rights
●	Substantive potential voting rights held by the Company and by other parties
●	Other contractual arrangements
●	Historic patterns in voting attendance

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

The group classifies its interests in joint arrangements as either:

●	Joint ventures: where the Group has rights to only the net assets of the joint arrangement
●	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

●	The structure of the joint arrangement
●	The legal form of joint arrangements structured through a separate vehicle
●	The contractual terms of the joint arrangement agreement
●	Any other facts and circumstances (including any other contractual arrangements).

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

For the years ended June 30, 2021, 2020 and 2019

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

For the years ended June 30, 2021, 2020 and 2019

Depreciation on property and equipment is provided using the straight line method. A full month’s depreciation is charged in the month of addition, and no depreciation is charged in the month of disposal. Rates of depreciation are disclosed in Note 6 (property and equipment).

Depreciation
Property and equipment	Useful economic life	method
Leasehold improvements	3 - 5 years or life of lease if less	Straight line
Furniture, fixture and office equipment	3 - 5 years	Straight line
Computer equipment	3 years	Straight line
Vehicles	5 years	Straight line
Right of Use Assets	expected term of lease	Straight line

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

The gains and losses on disposal of assets or termination of right of use assets are recognized in the consolidated statement of profit or loss.

Right of use assets are transferred to owned assets when the Group makes early payment or when there is an option to exercise purchase option and the Group exercises it.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques.

Expenditure on internally developed products is capitalized if it can be demonstrated that:

●	it is technically feasible to develop the product for it to be sold
●	adequate resources are available to complete the development
●	there is an intention to complete and sell the product
●	the Group is able to sell the product
●	sale of the product will generate future economic benefits, and
●	expenditure on the project can be measured reliably

Capitalized development costs are amortized over the periods the Group expects to benefit from selling the products developed. The amortization expense is included within the “Depreciation and amortization” line in the profit or loss. Development expenditures not satisfying the above criteria and expenditures associated with the research phase of internal projects is charged out in the consolidated statements of profit or loss and other comprehensive income / (loss).

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

For the years ended June 30, 2021, 2020 and 2019

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

For the years ended June 30, 2021, 2020 and 2019

Fair value through profit and loss (“FVTPL”):

The warrant liability is classified as a financial liability at FVTPL and valued using the Black-Scholes model (June 30, 2020: Monte Carlo simulation). Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss.

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

For the years ended June 30, 2021, 2020 and 2019

3.7.     Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within loans and borrowings in current liabilities on the consolidated statement of financial position.

3.8.     Revenue from Contracts with Customers

IFRS 15 lays out a five-step process to ascertain the amount and timing of revenue that should be recognized.

●	Step 1: Identify the contract: The Company determines whether a contract exists between the reporting entity and customers that identifies rights, payment terms, has commercial substance and basis for collectability can be determined.
●	Step 2: Identify the Performance Obligations: The Company reviews the nature of the goods or service to be rendered in the contract and whether these are distinct. The reporting entity should recognize the revenue when it satisfies the performance obligations.
●	Step 3: Determine the transaction price: The amount of consideration expected to be received is defined which may be fixed or variable. With variable consideration the reporting entity can reasonably estimate the expected consideration. This step includes consideration of the various criteria which need to be identified and analyzed in determining whether revenues are fixed, variable or both.
●	Step 4: Allocate the transaction price to the performance obligations in the contracts – Where separate performance obligations exist, the reporting entity allocates and assigns the consideration to the respective performance obligations.
●	Step 5: Revenue Recognition: Recognize revenue to when the entity satisfies the performance obligations.

Business Process Outsource (BPO):

Revenues from contact center services are recognized over the period as the services are performed on the basis of the number of billable hours or other contractually agreed metrics. Revenues from inbound and outbound telephonic and internet-based communication services that are customized to the customers’ needs are recognized at the contractual rates as services are provided. Revenues for the initial training that occurs upon commencement of a new client contract are deferred and recognized over the estimated life of the client program if that training is billed to a client. Training revenues are deferred and then recognized on a straight-line basis over the life of the client contract, as it is not considered to have a standalone value to the customer. The related expenses are immediately charged to payroll and related expenses in the statement of profit or loss as incurred. Revenues are recognized in the amount as per the contractual billing rights which has a right to invoice net of discounts, incentives, and other credits as per contractual terms. The contact center solutions consist of customer service, technical support and other value added outsourced back office services. This omni-channel offering is delivered through voice, email, chat, SMS, social media and other communication applications. Capital expenditure, billed to the client at actual cost, is deferred and then recognized on a straight-line basis over the life of the client contract.

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

For the years ended June 30, 2021, 2020 and 2019

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

The Group has recognized provisions against legal disputes. Provisions are made for costs to defend legal disputes where it is considered that an outflow of economic benefit is probable. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense in profit and loss. Provisions

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

are reviewed at each statement of financial position date and adjusted to reflect the current best estimate. The provisions are recognized in trade and other payables.

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

Defined benefit schemes

Defined benefit scheme surpluses and deficits are measured at:

●	The fair value of plan assets at the reporting date; less
●	Plan liabilities calculated using the projected unit credit method discounted to its present value using yields available on high quality corporate bonds that have maturity dates approximating to the terms of the liabilities and are denominated in the same currency as the post-employment benefit obligations; less
●	The effect of minimum funding requirements agreed with scheme trustees

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Re-measurements of the net defined obligation are recognized directly within other comprehensive income. The re-measurements include:

●	Actuarial gains and losses
●	Return on plan assets (interest exclusive)
●	Any asset ceiling effects (interest exclusive)

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

3.12.   Share-based payments

In December 2018, the Group terminated both the Stock Option Plan as well as the Phantom Plan, with the exception of those in IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited. The Group in the same period issued the Restricted Stock Plan (RSA). During the year ended June 30, 2021 and June 30, 2020, the Group issued the Long Term Incentive Plan (LTIP). The details of the share-based compensation plans are given in Note 19 (Share-based compensation plans) to these consolidated financial statements.

The Company uses the fair value method of accounting for the share options, restricted stock award plan and long-term incentive plan. The fair value of these share options are estimated using the Black-Scholes valuation model and Monte Carlo simulation as applicable. The measurement of share options at fair value is based on the option pricing model taking into account the following variables:

●	The share price.
●	The strike price.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

●	Volatility determined based on historical prices of our shares.
●	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
●	The risk free interest rate.

During the year ended June 30, 2021, The measurement of the RSA and option plans are based on the Black-Scholes valuation model however historically the measurement of the RSA and option plans were based on the valuation provided by a third party valuation firm, based on the Monte Carlo simulation model, which the Group applied as the Fair Value of the awards.

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

The Group also operates a Phantom share option scheme (a cash settled share-based payment). An option pricing model (Black-Scholes) is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions and the extent to which employees have rendered service. Movements in the liability (other than cash payments) are recognized in the profit or loss.

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

The Company assessed the classification of the warrant as of the date it was issued and determined that such instruments met the criteria for liability classification. The warrant is reported on the consolidated statement of financial position as a liability at fair value using the Black-Scholes valuation method. The initial value was recorded on the consolidated statements of financial position with the common shares underlying the warrant which have vested recorded as contra revenue and the remainder recorded to long-and short-term assets.

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

The measurement of the warrant at fair value as of the initial measurement date is based on the Black-Scholes valuation model taking into account the following variables:

●	The share price.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

●	The strike price.
●	Volatility determined based on historical prices of our shares.
●	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
●	The risk free interest rate.

At the end of each reporting period, the Company has fair valued the warrant liability with changes in fair value through profit and loss. For the year ended June 30, 2021 and June 30, 2020, the Company used Black-Scholes valuation model and Monte Carlo simulation respectively, which requires the input of subjective assumptions, including the expected volatility and the expected term.

Given the absence of an active market for the common shares as of June 30, 2020, the Company is required to estimate the fair value of its common shares at the time of each grant.

The Company considers a variety of factors in estimating the fair value of its common shares on each measurement date, including:

●	the Company’s historical and projected operating and financial performance;
●	the Company’s introduction of new products and services;
●	the Company’s completion of strategic acquisitions;
●	the Company’s stage of development;
●	the global economic outlook and its expected impact on the Company’s business; and
●	the market performance of comparable companies.

The assets will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services as included Note 3.8. The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the company will reduce the asset and offset to revenues.

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

For the years ended June 30, 2021, 2020 and 2019

Deferred tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

●	The initial recognition of goodwill
●	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, and
●	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future

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

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

●	The same taxable group company, or
●	Different group entities which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

3.15.   Foreign Currency

Foreign currency translation

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate (their “Functional Currency”) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the profit or loss. The net exchange losses amounted to $0.2 million for the year ended June 30, 2021 (June 30, 2020: $0.4 million; June 30, 2019: $1.3 million).

On consolidation, the results of overseas operations are translated into dollars at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at the opening rate and the results of overseas operations at the actual rate are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences are recognized as profit or loss in Group entities’ separate consolidated financial statements on the translation of long-term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

If a highly probable forecast transaction results in the recognition of a non-monetary asset, the cumulative loss / (gain) is added to / (subtracted from) the cost of the asset acquired (“basis adjustment”). The same approach is followed where a cash flow hedge of a hedged forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment to which fair value hedge accounting is applied. Otherwise the cumulative gain or loss recognized in other comprehensive income is reclassified from the cash flow hedge reserve to profit or loss at the same time as the hedged transaction affects profit or loss. The two transactions are recognized in the same line item. If a forecast transaction is no longer considered highly probable but the forecast transaction is still expected to occur, the cumulative gain or loss recognized in other comprehensive income is frozen and recognized in profit or loss. Subsequent changes in the fair value of the derivative are recognized in profit or loss. If the Group closes out its position before the transaction takes place (even though it is still expected to take place) the cumulative gain or loss on changes in fair value of the derivative is similarly recognized. If, at any point, the hedged transaction is no longer expected to occur, the cumulative gain or loss is reclassified from the cash flow hedge reserve to profit or loss immediately. The effective portion of gains and losses on derivatives used to manage cash flow interest rate risk (such as floating to fixed interest rate swaps) are also recognized in other comprehensive income and accumulated in the cash flow hedge reserve. However, if the Group closes out its position early, the cumulative gains and losses recognized in other comprehensive income are frozen and reclassified from the cash flow hedge reserve to profit or loss using the effective interest

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

method. The ineffective portion of gains and losses on derivatives used to manage cash flow interest rate risk are recognized in profit or loss within finance charges.

3.19.   Standards, interpretations and amendments not yet effective

●	On January 23, 2020, the International Accounting Standards Board (IASB or the Board) issued amendments to IAS 1 Presentation of Financial Statements (the amendments) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. These amendments should be applied for annual periods beginning on or after January 1, 2022, retrospectively in accordance to IAS 8. On July 15, 2020, IASB issued an amendment that defers the effective date of January 2020 amendments by one year, so that the entities would be required to apply the amendment for annual periods beginning on or after January 1, 2023. The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.
●	On February 12, 2021, the IASB issued amendments to IAS 1 to improve the accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements. The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. These amendments should be applied for annual periods beginning on or after January 1, 2023, prospectively. The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.
●	On February 12, 2021, the IASB issued amendments to IAS 8 to help entities distinguish between accounting policies and accounting estimates. The amendments to IAS 8 clarifies that:
-	accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”
-	Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty.
-	Change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.
-	A change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. The effect of the change relating to the current period is recognized as income or expense in the current period. The effect, if any, on future periods is recognized as income or expense in those future periods.

These amendments should be applied for annual periods beginning on or after January 1, 2023, prospectively. The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.

●	On March 31, 2021, the IASB has issued ‘Covid-19 related rent concessions beyond June 30, 2021 (Amendment to IFRS 16), that extends by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. These changes amends IFRS 16 to:
-	permit a lessee to apply the practical expedient regarding COVID-19-related rent concessions to rent concessions for which any reduction in lease payments affects only payments originally

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

due on or before 30 June 2022 (rather than only payments originally due on or before 30 June 2021);
-	require a lessee applying the amendment to do so for annual reporting periods beginning on or after 1 April 2021;
-	require a lessee applying the amendment to do so retrospectively, recognizing the cumulative effect of initially applying the amendment as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment; and
-	Specify that, in the reporting period in which a lessee first applies the amendment, a lessee is not required to disclose the information required by paragraph 28(f) of IAS 8.
●	On May 7, 2021, the IASB has published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’. The Board amends IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023.

The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.

4.        GOODWILL

	June 30,	June 30,
	2021	2020
	(US$’000)
Goodwill as of beginning of the year	11,832	11,832
Goodwill acquired during the year	—	—
Goodwill impaired during the year	—	—
Goodwill as of end of the year	11,832	11,832

A cash-generating unit (CGU) is the smallest group of assets that independently generates cash flow and whose cash flow is largely independent of the cash flows generated by other assets. Goodwill arose on various historical acquisitions made by predecessor companies and at June 30, 2021 and June 30, 2020, the carrying amount of goodwill is allocated as follows:

	June 30,	June 30,
	2021	2020
	(US$’000)
IBEX	11,832	11,626
DGS	—	206
	11,832	11,832

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions which are discussed below, together with the amounts by which these key assumptions would have to change (independent of other changes in assumptions) for an impairment to arise. Management has calculated the recoverable amount of the cash generating unit to exceed its carrying amount by $257.4 million.

Testing for impairment of goodwill

Key assumptions applied in impairment testing

The recoverable amounts of all the CGUs have been determined from value in use calculations based on cash flow projections from formally approved budgets covering a three year period from 2022 to 2024. The first year of the projections is based on detailed budgets prepared by management as part of the Group’s performance and control procedures. Subsequent years are based on extrapolations using the key assumptions listed below which are management approved projections. The discount rate applied to cash flow projections beyond three-years is extrapolated using a terminal growth rate which represents the expected long-term growth rate of the Business Process Outsourcing (“BPO”) sector.

The following rates were used by the Group for the years ended June 30, 2021, 2020 and 2019:

	Average	Average		Terminal
	revenue	Gross	Discount	Growth
	growth rate	Margin	Rate	Rate
	%	%	%	%
June 30, 2021	9.2	29.0	13.2	5
June 30, 2020	7.9	26.2	13.2	5
June 30, 2019	5.6	25.5	10.6	5

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions:

Revenue growth

Revenue growth assumptions have been derived from projections prepared by management. Management is of the view that these assumptions are reasonable considering current market conditions. An impairment in the carrying value of goodwill would not arise if the 2022-2024 average revenue growth rate declined to nil. Over the projected period of three years, COVID 19 has not significantly impacted the revenue and gross margins of the Company.

Cost of sales and gross margin

Cost of sales has been projected on the basis of multiple strategies planned by management to ensure profitable operations. These strategies include cost minimization mechanisms such as offshore migration of labor, centralization of support activities and increasing efficiency of service delivery, resulting in improved gross margins over the forecasted period. An impairment in the carrying value of goodwill would not arise if the 2022 estimated gross margin is decreased significantly.

Discount rate

Discount rates reflect management estimates of the rate of return required for the business and are calculated after taking into account the prevailing risk-free rate, industry risk and business risk. Discount rates are

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

calculated using the weighted average cost of capital. An impairment in the carrying value of goodwill would not arise if the weighted average cost of capital were to increase significantly.

5.        OTHER INTANGIBLE ASSETS

			Customer
	Patents	Trademarks	lists	Software	Total
	(US$’000)
Cost
At July 1, 2020	541	371	2,817	20,466	24,195
Additions	—	—	—	1,463	1,463
Foreign exchange movements	—	—	—	20	20
At June 30, 2021	541	371	2,817	21,949	25,678
Accumulated amortization
At July 1, 2020	196	—	2,566	18,652	21,414
Impairment charge for the year	—	—	—	—	—
Amortization charge for the year	—	—	71	984	1,055
At June 30, 2021	196	—	2,637	19,636	22,469
Net book value
At June 30, 2021	345	371	180	2,313	3,209
At June 30, 2020	345	371	251	1,814	2,781

Cost
At July 1, 2019	541	371	2,817	18,464	22,193
Additions	—	—	—	2,021	2,021
Foreign exchange movements	—	—	—	(19)	(19)
At June 30, 2020	541	371	2,817	20,466	24,195
Accumulated amortization and impairment
At July 1, 2019	196	—	2,477	16,592	19,265
Impairment charge for the year	—	—	—	777	777
Amortization charge for the year	—	—	89	1,283	1,372
At June 30, 2020	196	—	2,566	18,652	21,414
Net book value
At June 30, 2020	345	371	251	1,814	2,781
At June 30, 2019	345	371	340	1,872	2,928

Amortization charge for the years ended June 30, 2021, 2020 and 2019 comprise of:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Amortization from continuing operations	1,055	1,372	1,722
Amortization from discontinued operations	—	—	5
Total	1,055	1,372	1,727

5.1.	Net book value of software licenses held under financing is $0.5 million as of June 30, 2021 (June 30, 2020: $0.9 million).

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

5.2.	Estimated amortization expense for the next three years is projected to be:

	June 30,		June 30,		June 30,
	2021		2020		2019
	(US$)
2022	1.2	million	0.7	million	0.8	million
2023	0.8	million	0.4	million	0.2	million
2024	0.5	million	—		—

During the year ended June 30, 2021, no impairment (June 30, 2020: $0.8 million, June 30, 2019: $0.2 million) was recognized in other operating costs.

6.        PROPERTY AND EQUIPMENT

			Furniture,			Assets
	Facility	Leasehold	fixture and	Computer		under
	Leases	Improvements	equipment	Equipment	Vehicles	Construction	Total
	(US$’000)
Cost
At July 1, 2020	83,665	20,127	26,410	50,603	1,026	741	182,572
Additions	29,388	5,351	4,625	10,396	298	1,092	51,150
Transfer from CWIP	—	248	440	53	—	(741)	—
Foreign exchange movements	1,227	65	171	210	8	—	1,681
Disposal	(3,207)	—	(10)	(423)	(50)	—	(3,690)
At June 30, 2021	111,073	25,791	31,636	60,839	1,282	1,092	231,713

Accumulated depreciation
At July 1, 2020	22,137	15,092	17,414	42,711	630	—	97,984
Charge for the year	13,988	3,033	3,378	6,521	222	—	27,142
Disposal	—	—	(10)	(74)	(32)	—	(116)
At June 30, 2021	36,125	18,125	20,782	49,158	820	—	125,010

Net book value
At June 30, 2021	74,948	7,666	10,854	11,681	462	1,092	106,703
At June 30, 2020	61,528	5,035	8,996	7,892	396	741	84,588

Cost
At July 1, 2019	74,077	17,318	19,775	42,984	759	2,781	157,694
Additions	12,288	1,638	5,704	6,775	393	741	27,539
Transfer from CWIP	—	1,128	710	943	—	(2,781)	—
Foreign exchange movements	358	43	221	71	(64)	—	629
Disposal	(3,058)	—	—	(170)	(62)	—	(3,290)
At June 30, 2020	83,665	20,127	26,410	50,603	1,026	741	182,572

Accumulated depreciation
At July 1, 2019	10,422	12,674	14,329	37,451	509	—	75,385
Charge for the year	12,149	2,418	3,085	5,279	169	—	23,100
Disposal	(434)	—	—	(19)	(48)	—	(501)
At June 30, 2020	22,137	15,092	17,414	42,711	630	—	97,984

Net book value
At June 30, 2020	61,528	5,035	8,996	7,892	396	741	84,588
At June 30, 2019	63,655	4,644	5,446	5,533	250	2,781	82,309

No impairment of property, plant and equipment was recorded in the years ending June 30, 2021, 2020 and 2019.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Depreciation charge for the years ended June 30, 2021, 2020 and 2019 comprise of:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Depreciation from continuing operations	27,142	23,100	19,173
Depreciation from discontinued operations	—	—	905
Total	27,142	23,100	20,078

6.1.     Right of use assets comprise of:

			Furniture,			Assets
	Facility	Leasehold	fixture and	Computer		under
	Leases	Improvements	equipment	Equipment	Vehicles	Construction	Total
	(US$’000)
Right-of-use assets
Balance at July 1, 2020	61,276	1,507	5,085	2,961	414	—	71,243
Additions	29,388	576	177	109	—	—	30,250
Disposal - net of depreciation	(3,207)	—	—	(349)	(8)	—	(3,564)
Transferred to owned	—	(1,123)	(4,434)	(1,629)	—	—	(7,186)
Foreign exchange movements	1,220	79	254	180	19	—	1,752
Depreciation charge for the year	(13,929)	(600)	(1,082)	(840)	(169)	—	(16,620)
Balance at June 30, 2021	74,748	439	—	432	256	—	75,875

Balance at July 1, 2019	63,357	321	1,320	913	282	1,488	67,681
Transfer from CWIP	—	388	703	397	—	(1,488)	—
Additions	12,288	1,474	4,900	2,835	309	—	21,806
Disposal - net of depreciation	(2,624)	—	—	(151)	(5)	—	(2,780)
Foreign exchange movements	323	34	121	28	(9)	—	497
Depreciation charge for the year	(12,068)	(710)	(1,959)	(1,061)	(163)	—	(15,961)
Balance at June 30, 2020	61,276	1,507	5,085	2,961	414	—	71,243

6.2.     Lease liabilities:

	June 30,	June 30,
	2021	2020
	(US$’000)
Lease liabilities included in statement of financial position as of	83,999	74,712
Current	12,121	12,668
Non Current	71,878	62,044

6.3.     Description of lease activities:

The Group leases buildings for its offices, equipment and vehicles. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leases are typically made for a fixed period of 3-7 years and may include renewal options, which provide operational flexibility and when recognizing right-of-use assets and lease liabilities, the Group includes certain renewal options where the Group is reasonably assured to exercise the renewal option. The operating leases recognized have reasonably assured lease terms ranging from 2 to 14 years. The Group allocates the consideration in the contract of lease related to the building to the lease and non-lease components based on their relative stand-alone prices.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

6.4.     Other lease disclosures:

A maturity analysis of lease liability is shown in Note 22.3. Interest expense on lease liabilities is $7.3 million (June 30, 2020: $6.5 million). The expense incurred relating to short-term leases, not included in the measurement of lease liabilities, is $0.2 million (June 30, 2020: $1.0 million) and no other variable lease payments were incurred during the year ended June 30, 2021. The total cash outflow for leases amounted $17.5 million (June 30, 2020: $12.2 million). Lease payments total  $10.8 million and $9.1 million for the year ended June 30, 2021 and June 30, 2020 respectively.

The Group recognized 91 (June 30, 2020: 94) leases related to right of use assets. During the year ended June 30, 2021, there were 13 new leases (June 30, 2020: 25) and 16 (June 30, 2020: 18) disposal of leases.

6.5.     Security Interest on property and equipment

The net book value of property and equipment at June 30, 2021 and 2020 includes $11.8 million and $7.0 million, respectively, of assets that are pledged as security for borrowings.

7.        INVESTMENT IN JOINT VENTURE

On January 1, 2016, one of the subsidiaries of the Group (“the Subsidiary”) made a 47.5% investment in a Joint Venture Lake Ball LLC, doing business as Clear Connect, with Innovative Business Solutions (‘IBS’) with a purpose to procure and sell commercial leads for the Subsidiary’s customers. The country of incorporation and principle place of business of Lake Ball LLC is the United States of America. The investment is accounted for under the equity method of accounting. As of June 30, 2021, the market value of the investment amounts to $0.3 million (June 30, 2020: $0.3 million, June 30, 2019: $0.2 million). The details of the investment are as follows:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Opening balance	331	227	392
Return on investment during the year	—	—	(96)
Dividend received during the year	(650)	(430)	(420)
Share of profit for the year	577	534	351
Ending balance	258	331	227

Share of profit for the year ended June 30, 2021, 2020 and 2019 of $0.6 million, $0.5 million and $0.4 million, respectively, is included in the other operating costs in statement of profit or loss and comprehensive income.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Summarized financial information of equity accounted Joint Venture from the financial statements of Lake Ball LLC is as follows:

	For the Year Ended
	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)

Revenue	4,342	3,152	2,140
Profit after tax	1,215	1,124	739
Other comprehensive income	—	—	—
Total comprehensive income	1,215	1,124	739

8.        OTHER ASSETS

	June 30,	June 30,
	2021	2020
	(US$’000)
Deposits	3,715	3,087
Prepayments	633	918
Other	891	829
Other Assets	5,239	4,834

9.        TRADE AND OTHER RECEIVABLES

		June 30,	June 30,
	Note	2021	2020
	(US$’000)
Trade receivables
Trade receivables - gross		69,715	55,862
Less: Allowance for credit losses	9.1	(2,301)	(1,877)
Trade receivables - net		67,414	53,985
Less: receivables attributable to related parties, net		(725)	(549)
Trade receivables - net closing balance		66,689	53,436

Other receivables
Prepayments		5,281	4,397
Advance Tax		4,233	1,832
VAT/Sales Tax receivables		2,947	1,651
Other receivables		1,223	923
Deposits		731	340
		14,415	9,143
		81,104	62,579

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

9.1.     Allowance for credit losses

	June 30,	June 30,
	2021	2020
	(US$’000)
Opening balance	1,877	2,209
Foreign exchange movements	133	(228)
Loss allowance recognized during the year	291	224
Trade receivables written off against allowance	—	(328)
Closing balance	2,301	1,877

10.        CASH AND CASH EQUIVALENTS

	June 30,	June 30,
	2021	2020
	(US$’000)
Balances with banks in:
− current accounts	55,258	19,451
− deposit accounts (with a maturity of 3 months or less at inception)	2,559	2,396
	57,817	21,847
Cash in hand	25	23
	57,842	21,870

11.        DEFERRED REVENUE

	June 30,	June 30,
	2021	2020
	(US$’000)

Deferred revenue	7,087	3,904
Less: current portion of deferred revenue	(4,077)	(3,470)
	3,010	434

12.        SHARE CAPITAL AND OTHER RESERVES

12.1.     Share capital as of June 30, 2021

The Company is authorized to issue up to 108,057,967 common shares at a par value of $0.0001 per share.

On August 7, 2020, the Company’s common shares began trading on the Nasdaq Global Market under the ticker symbol “IBEX” at $19 per share. Of the 4,761,905 common shares offered, 3,571,429 were offered by the Company and 1,190,476 were offered by TRGI, our principal shareholder. The net offering proceeds to the Company, before expenses, and after deducting underwriting discounts and commissions were approximately $63.1 million. $1.6 million of the net proceeds from our initial public offering was used to pay offering related expenses. The Company did not receive any proceeds from the sale of shares by TRGI.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

On the date of the Company’s initial public offering, the Series A, Series B, Series C preferred shares and the Class B common shares (detailed in 1.2) were automatically converted into 14,119,384 common shares as follows:

●	Series A preferred shares converted to Series C on a 1:1 basis
●	Series B preferred shares converted to Series C on a 1:1 basis
●	Series C preferred shares (including those existing as a result of the above conversions) then converted to Class A common shares at 1.158 to 1 based on a pre-determined formula.
●	Class B common shares converted to Class A common shares on a 1:1 basis.
●	Class B and Class A common shares were combined into one class of common shares as of the initial public offering date (“Common Shares”).

As of June 30, 2021, there were 18,399,063 common shares issued and outstanding.

12.2.     Share capital as of June 30, 2020

Prior to the Company’s initial public offering, the share capital was structured as follows:

●	Series A Convertible Preferred (“Series A”) - The maximum number of Series A Convertible Preference Shares was one, whose holder was our principal shareholder, TRGI.
●	Series B Convertible Preferred (“Series B”) - The maximum number of Series B Convertible Preference Shares was 12,512,994, of which 11,083,691 shares were issued and outstanding as of June 30, 2020.
●	Series C Convertible Preferred (“Series C”, and together with the Series A shares and the Series B Shares, the “Preferred Convertible Shares”) - The maximum number of Series C shares was 12,639,389 of which 111,986 shares were issued and outstanding as of June 30, 2020.
●	Class A Common Shares (“Class A”) – The maximum number of Class A shares was 79,766,504. There are no Class A shares issued and outstanding as of June 30, 2020.
●	Class B Common Shares (“Class B”, and together with the Class A shares, the “Common Shares”) - The maximum number Class B shares was 3,139,114 which are authorized for issuance under the Restricted Stock Plan, of which 1,841,660 shares were issued as of June 30, 2020.

The holders of Preferred Convertible Shares were entitled to vote, together with the holders of Class A shares, as a single class on all matters submitted to the shareholders for a vote.

In the event that the Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution to any other class of shares until and unless the Company has declared and paid aggregate dividends of at least US$9.5 million to the individual Series A share.

Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, and assuming non-conversion of any preferred shares, the Series A holder will be entitled to receive the first approximately $9.5 million of proceeds if such event is treated as an asset sale. Series B will then be entitled to receive the next

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

approximately $53.5 million and Series C holders will then be entitled to receive the next approximately $86.2 million (out of which $47.9 million is waived due to the transfer of shares of Etelequote Limited to  TRGI - see Note 30.2). Series C and common shareholders will then be entitled to receive any proceeds in excess of $139.7 million. In the event that a liquidation event is treated as a stock sale, Series B and C Holders will be entitled to receive the first approximately $139.7 million of proceeds. Series A, Series C and common shareholders will then be entitled to receive any proceeds in excess of $139.7 million.

The holders of Preferred Convertible Shares shall be entitled to vote, together with the holders of Class A shares, as a single class on all matters submitted to the shareholders for a vote.

In the event that the Holding Company declares a dividend, the Company shall not declare nor pay any dividends or make any distribution upon other class of shares of the Company until and unless the Company has declared and paid aggregate dividends of at least US$9.5 million with respect to the individual Series A share.

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

12.3.    The additional paid in capital as of June 30, 2021 and June 30, 2020 is $158.2 million and $96.2 million respectively.

Additional paid in capital increased due primarily from initial public offering proceeds of $63.1 million less the payment of offering-related expenses of $1.2 million ($1.0 million paid in the year ended June 30, 2021 and $0.2 million paid in the fiscal year ended June 30, 2020).

12.4.During the year ended June 30, 2019, 459,325 of these preferred shares have been redeemed by paying $13.9 per share to 17th Capital (comprised of $5.9 million principal and $0.4 million interest). The remaining $14 million is part of the disposal of the subsidiary during the year as included in Note 30.2.

12.5.     Other Reserves

The nature and purpose of other reserves within equity is described below:

Reorganization reserve

Reorganization reserve consists of differences between the combined net asset values of subsidiaries from their separate financial statements and recognized share capital, under the pooling of interest method.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Share option plans

Weighted average cost of options / awards  kept under the share option plans that pertain to the Group’s various subsidiaries.

Foreign currency translation reserve

Gain / losses arising on retranslating the net assets of overseas operations into presentation currency.

Actuarial gain on defined benefit scheme

Actuarial gain or losses represents adjustments to actuarial assumptions used to value defined benefit pension scheme obligations.

Accumulated deficit

The accumulated deficit increase from $109.5 million per end of June 30, 2020 to $110.7 million as of June 30, 2021. The decrease is due to the net income of the year ended June 30, 2021 amounting to $2.8 million offset by the payment of dividend of $4.0 million to the parent company.

13.        BORROWINGS

		June 30,	June 30,
	Note	2021	2020
		(US$’000)
Long-term other borrowings	13.1	6,205	9,783
Line of credit	13.2	22,312	21,475
		28,517	31,258
Less: Current portion of;
− long-term other borrowings	13.1	(4,404)	(6,001)
− line of credit	13.2	(22,312)	(21,475)
Less: Current portion of borrowings		(26,716)	(27,476)
Non-current portion of borrowings		1,801	3,782

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

13.1.     Long-term other borrowings

		June 30,	June 30,
	Note	2021	2020
		(US$’000)
Financial Institutions
IBM Credit LLC	13.1.1	180	974
Hewlett-Packard Financial Services Co.	13.1.1	511	923
IPFS Corporation	13.1.2	1,008	759
Heritage Bank of Commerce	13.2.3	—	1,833
PNC Term loan	13.2.1	—	2,359
First Global Bank Limited Demand loan	13.1.3	3,149	2,935
JS Bank Limited	13.1.4	1,357	—
		6,205	9,783
Less: Current portion of long-term other borrowings		(4,404)	(6,001)
Non-current portion of long term other borrowings		1,801	3,782

13.1.1.  The Group has financed the purchase of various property and equipment and software during the fiscal year 2021 and 2020 with IBM, HP and FGB. As of June 30, 2021 and 2020, the Group has financed $2.7 million and $4.5 million, respectively, of assets at interest rates ranging from 6% to 9.76% per annum.

13.1.2.  The Group has financed its insurance policies with the IPFS Corporation with an interest rate of 4.6%.

13.1.3.  In January 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2021, the balance of the loan is $0.5 million (June 30, 2020: $0.8 million).

In November 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, triggering a bullet payment after 36 months, with an option to renew for an additional 24 months, with an overall maturity in January 2023. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2021, the balance of the loan is $0.7 million (June 30, 2020: $0.9 million).

In October 2019, the Group’s subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non- revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly instalments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets. As of June 30, 2021, the balance of the loan is $0.4 million (June 30, 2020: $0.6 million).

In March 2020, the Group’s subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2.0 million non-revolving demand loan with First Global Bank Limited. Each loan bears

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

interest at a fixed rate of 7.0% per annum for the term of the loan. Each loan is to be paid in 36 equal monthly instalments, commencing 30 days after the first disbursement of loan funds. The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2021, the balance of the $0.6 million non-revolving demand loan is $0.4 million (June 30, 2020: $0.6 million). As of June 30, 2021, the balance of the $2 million non-revolving demand loan is $1.2 million (June 30, 2020: nil).

13.1.4.  In May 2020, the Group’s subsidiary, IBEX Global Solutions (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $1.0 million (PKR165 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of Virtual World (Private) Limited and Ibex Global Bermuda Ltd. and is secured by the current and fixed assets of IBEX Global Solutions (Private) Limited, plus the receivables of IBEX Global Bermuda Ltd. As of June 30, 2021, the balance of the loan is $0.8 million (June 30, 2020: nil).

In May 2020, the Group’s subsidiary, Virtual World (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $0.8 million (PKR 120 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of IBEX Global Solutions (Pvt) Ltd. and IBEX Global Bermuda Ltd and is secured by the current and fixed assets, plus the assignment of certain receivables of Virtual World (Pvt) Limited. As of June 30, 2021, the balance of the loan is $0.6 million (June 30, 2020:  nil).

13.2.     Line of credit

		June 30,	June 30,
	Note	2021	2020
	(US$’000)
Financial Institutions
PNC Bank, N.A.	13.2.1	22,312	19,830
Seacoast Business Funding	13.2.2	—	220
Heritage Bank of Commerce	13.2.3	—	1,425
		22,312	21,475

13.2.1.  In November 2013, the Group’s subsidiary, Ibex Global Solutions, Inc. (formerly known as TRG Customer Solutions, Inc.), entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. In March 2021, the PNC Credit Facility was amended to join Digital Globe Services, LLC, TelSatOnline, LLC and 7 Degrees, LLC as borrowers, with the maximum revolving advance amount increased to $60 million. Borrowings under the PNC Credit Facility bear interest at LIBOR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc.,

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Digital Globe Services, LLC, TelSatOnline, LLC, and 7 Degrees, LLC. The line of credit balance as of June 30, 2021 is $22.3 million (June 30, 2020: $19.8 million), as presented in Note 13.2.

In June 2016, the PNC Credit Facility was amended to add a Term Loan A of $6.0 million, which was drawn down in full, and a Term Loan B of $4.0 million (subject to satisfaction of conditions precedent), which was never drawn down and cancelled. In November 2016, the PNC Credit Facility was amended by adding a Term Loan C of $16.0 million which was drawn down in full with $6.0 million applied to repay in full Term Loan A. Term Loan C bears interest at LIBOR plus a margin of 4.00% and is required to be repaid in 54 equal monthly instalments (commencing January 1, 2017). Term Loan C balance as of June 30, 2021 is nil as the loan was fully repaid (June 30, 2020: $2.4 million).

13.2.2.  In July 2011, a subsidiary of the Group, iSky, Inc., entered into a purchasing agreement (the “Seacoast Receivables Financing Agreement”) with the predecessor to Seacoast National Bank (“Seacoast”). Pursuant to the Seacoast Receivables Financing Agreement, Seacoast provides payment to iSky, Inc. for up to $1.5 million of accounts receivable owed to iSky, Inc. All payments from Seacoast to iSky, Inc. are subject to a discount of 1.0% for receivables outstanding 30 days or less and an additional 0.5% for each additional 15 days that such receivable is outstanding. The average discount during the fiscal year ended June 30, 2021 was approximately 1.8% (June 30, 2020: 1.2%) of net sales. Under the Seacoast Receivables Financing Agreement, Seacoast may also advance an amount up to 85% of iSky, Inc.’s receivables to iSky, Inc. at a rate of LIBOR plus 7.0%.

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms. As June 16, 2021, the company has terminated the Receivables Financing Agreement.

13.2.3.  In March 2015, the Group’s subsidiaries, Digital Globe Services, Inc., TelSatOnline, Inc. and DGS EDU, LLC entered into a one-year $3.0 million loan and security agreement (the “HBC Loan Agreement”) with Heritage Bank of Commerce (“HBC”). In March 2016, the HBC Loan Agreement was amended to increase the credit line capacity to $5.0 million and extend its maturity date until March 31, 2018, subject to collateral review. In June 2017, the HBC Loan Agreement was amended to add an additional subsidiary, 7 Degrees LLC, as a borrower, along with extending the maturity date until March 31, 2019. In August 2018, the HBC Loan Agreement was amended to increase the accrued account advance rate and certain other terms along with extending the maturity date until March 31, 2021. In January 2019, HBC Loan Agreement was amended to exclude DGS EDU, LLC therefrom pursuant to its sale. Refer to Note 30.1. Borrowings under the HBC Loan Agreement bear interest at the Prime Rate plus a margin of 2.50%. The credit line is secured by substantially all the assets of Digital Globe Services, Inc., TelSatOnline, Inc., and 7 Degrees LLC. The line of credit balance as of June 30, 2021 was nil (June 30, 2020: $1.4 million), as presented in Note 13.2.

In March 2019, HBC Loan Agreement was amended to add a term loan of up to $2.0 million that bears interest at the Prime Rate plus a margin of 2.5%. The term loan is required to be repaid in 36 equal monthly installments (commencing April 2020) and will mature on March 1, 2023. On the term loan maturity date, all amounts owing shall be immediately due and payable. The term loan balance as of June 30, 2021 is nil (June 30, 2020: $1.8 million).

On February 25, 2021, the Heritage Bank of Commerce term loan and the line of credit were paid in full and the line of credit was terminated.

13.3.   In June 2015, the Group’s subsidiary, Ibex Global Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Financing Agreement, Citibank provides payment to Ibex Global Solutions, Inc. for accounts receivable owed to Ibex Global Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to Ibex Global Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the LIBOR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 1.40% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2021 and 2020 averaged approximately 0.17% and 0.33% of net sales, respectively.

13.4.     Changes in liabilities arising from financing activities:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Balance of debt, July 1,	105,970	118,253	62,958
Changes from operating cash flows	(827)	(3,379)	458
Changes from financing cash flows	(26,018)	(33,746)	10,124
New leases	31,790	24,295	89,771
Non-cash item - disposal of subsidiary	—	—	(43,431)
Foreign exchange movement	1,601	547	(1,627)
Balance of debt, June 30,	112,516	105,970	118,253

13.5.     In June and July 2017, e-Telequote Insurance, Inc. issued $9.1 million and 1.0 million respectively, aggregate principal amount of 12.0% Senior Secured Notes due June 12, 2018 (the “2017 ETQ Notes”), guaranteed by TRGI, with an option of early settlement by the borrower. In May 2018,  e-TeleQuote Insurance Inc. renewed the facility and expanded the loan to $15.0 million on the same terms maturing on May 15, 2019. During the year ended June 30, 2019, the loan notes were paid in full.

14.        OTHER NON-CURRENT LIABILITIES

		June 30,	June 30,
	Note	2021	2020
		(US$’000)
Defined benefit scheme	14.1	950	677
Warrant liability	28	7,784	3,889
Phantom stock plan	19.2	514	411
Other	14.2	1,890	2,081
		11,138	7,058

14.1.     Defined benefit scheme

Two of the Group subsidiaries (“the Subsidiaries”) operate an unfunded defined benefit plan for qualifying employees. Under this plan, the employees are entitled to one half month’s salary for every year of service, with six months or more of service considered as one year. One half month’s salary has been defined to include the following:

●	15 days salary based on the latest salary rate,
●	cash equivalent to 5 days service incentive leave, and,

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

●	one - twelfth of the 13th month’s pay.

An employee is entitled to retirement benefits only upon attainment of a retirement age of 60 years and completion of at least five years of previously credited service. No other post-retirement benefits are provided to these employees. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on June 30, 2021. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30,	June 30,
	2021	2020
	%	%
Discount rates	4.87%	3.98%
Expected rate of salary increase	3.00%	2.00%

Amounts recognized in the consolidated statement of profit or loss and other comprehensive income in respect of defined benefit scheme are as follows:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Current service cost	209	100	107
Interest on obligation	19	21	22
Total	228	121	129

The amount included in the statement of financial position in other non-current liabilities arising from defined benefit obligations is as follows:

	June 30,	June 30,
	2021	2020
	(US$’000)
Present value of unfunded defined benefit obligation	950	677
Net liability arising from defined benefit obligation	950	677

The movement in the present value of the defined benefit obligation in the current year is as follows:

	June 30,	June 30,
	2021	2020
	(US$’000)
Present value of defined benefit obligation at the beginning of the year	677	356
Foreign exchange movements	19	16
Current service cost	209	100
Interest cost	19	21
Actuarial gains	26	184
Present value of defined benefit obligation at the end of the year	950	677

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

The subsidiaries are yet to contribute to the plan asset as of June 30, 2021.

14.2.     This includes deferred social security payment amounting to $1.1 million as of June 30, 2021 (June 30, 2020: $1.8 million). For more detail refer to Note 24.

15.        TRADE AND OTHER PAYABLES

		June 30,	June 30,
	Note	2021	2020
		(US$’000)
Trade creditors		5,976	10,354
Accrued expenses		11,784	12,060
Accrued compensation	15.1	29,678	30,009
Cash flow hedge	15.2	316	518
Warrant liability	28	5,837	—
Others		1,272	272
		54,863	53,213

15.1.     Accrued compensation includes payroll and related costs as of June 30, 2021.

15.2.     This relates to change in fair value of interest rate swap and recognized in other comprehensive income. Refer Note 22.1.1.

16.        CONTINGENCIES AND COMMITMENTS

16.1.     Contingencies

The Group is subject to claims and lawsuits filed in the ordinary course of business. Although management does not believe that any such proceedings other than those noted below will have material adverse effect going forward, no assurances to that effect can be given based on the uncertainty of litigation and demands of third parties. The Group only records a liability for pending litigation and claims where losses are both probable and can be reasonably estimated.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

Case filed in District of Columbia Superior Court against IBEX Global Solutions by a former employee of IBEX’s Philippines affiliate, IBEX Global Philippines, alleging that he was harassed, discriminated against and ultimately terminated due to his religion and personal appearance in violation of the D.C. Human Rights Act, and seeking unspecified damages on November 29, 2016. In the fourth quarter of fiscal year 2021, Plaintiff and Company agreed to a total settlement of $0.9 million, payment was made in full settlement of the case, and the case was dismissed with prejudice.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

16.2.     Commitments

16.2.1.  IBEX Global Solutions Limited has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in September 2020 for a three-year term with a minimum annual commitment for $0.450 million and it is expected to be renewed in September 2023. A second carrier agreement signed in August of 2021 for a three-year term with a minimum commitment of $0.03 million per month.

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

16.2.3.  On November 27, 2017, PNC Bank, NA issued an irrevocable standby letter of credit for the amount of $0.4 million in favor of the Group’s subsidiary TRG Customer Solutions, Inc. to the benefit of Digicel (Jamaica) Limited to guarantee the payment of base rent for the property rented by the Group’s subsidiary IBEX Global Jamaica Limited. With effect from March 1, 2018, the amount of the irrevocable standby letter of credit was increased to $0.5 million. The letter of credit was renewed on December 13, 2019 for one year which expired on December 13, 2020. The letter of credit was not further renewed.

17.        FINANCE EXPENSES

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Interest on borrowings	1,756	2,453	2,858
Factoring Fees	73	186	242
Finance charges - right of use assets	7,078	6,457	4,394
Bank charges	127	332	215
Total	9,034	9,428	7,709

Finance expenses from discontinued operations	—	—	5,674

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

18.        INCOME TAXES

The major components of income tax expense are:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Current tax:
Current year	3,876	1,850	836
Change in estimates related to prior year	80	201	(21)
	3,956	2,051	815
Deferred tax:
Origination and reversal of temporary differences	(2,062)	1,923	8,427
Changes in tax rates	24	270	(124)
Recognition of previously unrecognized tax losses	—	(1,907)	(702)
Recognition of previously unrecognized net deductible temporary differences	—	(22)	29
	(2,038)	264	7,630

Total expense for the year	1,918	2,315	8,445

Income tax expense is attributable to:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
	1,918	2,315	3,615
Income tax expense from discontinued operations	—	—	4,830
Total	1,918	2,315	8,445

The Group’s U.S. tax provision include the following U.S. entities: Ibex Global Solutions, Inc., Digital Globe Services, Inc., iSky Inc. and e-Telequote Insurance, Inc. which file separate income tax returns in the US. The Group’s tax provision also include various foreign subsidiaries based in the UK, EU, Canada, Jamaica, Nicaragua, Pakistan, Senegal, and Philippines. These entities file income tax returns in their respective jurisdictions. No income tax provision has been calculated for holding companies (the Holding Company, IBEX Global Limited, DGS Limited and Etelequote Limited), as they are Bermuda based and there is no corporate income tax in Bermuda.

As a result of re-organization, Digital Globe Services, Inc. and TelSatOnline, Inc. were converted into single-member US LLCs on March 1, 2021 and placed under Ibex Global Solutions, Inc. Ibex Global Solutions, Inc. will include results of these entities on its US tax returns.

Deferred tax expense for the year ended June 30, 2020 includes a non-recurring benefit of $0.6 million related to change in revenue and related costs recognition under IFRS15 - Revenue from contracts with customers. Furthermore, deferred tax expense for the year ended June 30, 2019 includes a non-recurring expense of $3.1 million on cancellation of legacy ESOP plan.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates that will apply to taxable income in the periods the deferred tax item is expected to be settled or realized. The tax effects of the Group’s temporary differences and carry forwards are as follows:

Tax effect of deductible / (taxable) temporary differences

	June 30,	June 30,
	2021	2020
	(US$’000)
Deductible temporary differences:
− Provisions and write-offs against accounts receivable	30	85
− Unpaid accrued expenses / compensation	3,413	687
− Net operating losses	834	1,629
− Property and equipment	385	348
− Lease liability (right of use assets)	5,692	5,101
	10,354	7,850
Taxable temporary differences:
− Property and equipment	(133)	(105)
− Right of use assets	(5,097)	(4,661)
− Intangible assets	(958)	(978)
	(6,188)	(5,744)
Net deferred tax assets	4,166	2,106

	June 30,	June 30,
	2021	2020
	(US$’000)
Deferred tax asset	4,252	2,223
Deferred tax liability	(86)	(117)
	4,166	2,106

Movement in deferred tax assets / (liability):

	June 30,	June 30,
	2021	2020
	(US$’000)
Opening deferred tax assets	2,106	2,370
Deferred tax benefits / (expense)	2,038	(264)
Foreign exchange and other rate differences	22	—
Net deferred tax assets	4,166	2,106

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

A deferred tax asset has not been recognized for the following gross amounts:

	June 30,	June 30,
	2021	2020
	(US$’000)
Unused tax losses	26,575	25,320
Deductible temporary differences	81	253
Unused tax losses and deductible differences - unrecognized	26,656	25,573

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

At June 30, 2021, the Group’s US federal and state net operating loss carry forward for income tax purposes are $15.9 million (June 30, 2020: $20.6 million) and $36.7 million (June 30, 2020: $26.6 million) respectively which will begin to expire in 2030. The Group’s Canadian subsidiary has net operating loss carry forward of $2.3 million (June 30, 2020: $2.2 million), expiring over the period 2028 through 2038. The Group’s UK and European subsidiaries have net operating loss carry forward of $4.3 million (June 30, 2020: $3.9 million) which can be carried forward indefinitely. The Group’s Luxembourg subsidiary has net operating loss of $1.2 million (June 30, 2020: $1.2 million) which will begin to expire in 2038. The Group’s subsidiary in Senegal has net operating loss carry forward of $2.7 million (June 30, 2020: $2.9 million) expiring over the period 2022 through 2025. These amounts are based on the income tax returns filed for the year ended June 30, 2020 and estimated amounts for the year ended June 30, 2021.

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

The Group is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Group recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. The Group has adopted IFRIC 23 effective from July 1, 2019 and reassessed its judgments and estimates related to income tax treatments in various jurisdictions. There are no material uncertain tax treatments that would require adjustment to the income tax expense.

There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Reconciliation of effective tax rate

Below is a reconciliation of tax expense and the accounting profit. As the Group’s key income generating operations are based in the US, United States blended federal income tax rate of 21% is used for the purpose of this reconciliation:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Profit / (loss) for the year	2,847	7,770	10,965
Income tax expense / (benefit)	1,918	2,315	8,445
Net profit / (loss) before income tax	4,765	10,085	19,410

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2021	2020	2020	2019	2019
	(%)	(US$’000)	(%)	(US$’000)	(%)	(US$’000)

Income tax expense using the applicable tax rate	21.0%	1,001	21.0%	2,118	21.0%	4,230
State taxes (net of federal tax effect)	7.3%	349	12.9%	1,303	5.3%	1,073
Effect of tax and exchange rates in foreign jurisdictions	3.7%	175	(7.7)%	(776)	5.1%	1,043
Foreign subsidiaries taxed at lower rate or tax exempt	22.3%	1,064	1.9%	191	(1.9)%	(380)
Non-deductible expenses / exempt income	5.4%	256	3.3%	328	2.3%	470
Employment and other tax credits	(20.3)%	(967)	—%	—	—%	—
Cancellation of legacy ESOP plan	—%	—	—%	—	15.2%	3,104
Effect of disposal of subsidiaries	—%	—	—%	—	(2.0)%	(403)
Prior year provision / other items	(3.8)%	(180)	(3.2)%	(320)	0.4%	73
Unrecognized losses utilized during the year	—%	—	10.1%	1,018	—%	—
Change in unrecognized temporary differences	4.6%	220	(15.3)%	(1,547)	(3.7)%	(765)
	40.2%	1,918	23.0%	2,315	41.7%	8,445

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

19.        SHARE OPTION PLANS

The share-based payments expenses in the consolidated statements of profit or loss and other comprehensive income consist of the following:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Cash settled:
Phantom Stock Plan	851	(31)	(300)

Equity settled:
2017 IBEX Stock Plan	—	—	4,132
2018 Restricted Stock Awards (RSA)	45	95	255
2020 Long term Incentive Plan	3,625	295	—
	3,670	390	4,387

Total	4,521	359	4,087

Share-based payments from discontinued operations	—	—	875

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

For the years ended June 30, 2021, 2020 and 2019

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

For the years ended June 30, 2021, 2020 and 2019

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

The Group estimates the fair value of its stock options on the date of the grant using the Black-Scholes option pricing model, which requires the use of certain estimates and assumptions that affect the reported amount of share-based compensation cost recognized in the profit or loss. These include estimates of the fair value of common shares, the expected term of stock options, expected volatility of the Holding Company’s common shares, expected dividends and the risk-free interest rate:

Fair value of common shares

The estimated fair value of the common shares underlying the share options has been determined to be $14.00 per share.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

On December 28, 2018, the 2017 IBEX Plan was terminated pursuant to Section 11 of the 2017 IBEX Plan. Pursuant to the termination of the Plan, all stock options under the 2017 IBEX Plan were cancelled. The Group recognized $4.9 million expense during the year ended June 30, 2019 including $3.2 million of additional expense to fully write off the plan.

19.2.     Phantom Stock Plans

In February of 2018, each of IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, IBEX Global Solutions Senegal S.A., and Virtual World (Private) Limited, and in March of 2018, each of IBEX Global Jamaica Limited, and IBEX Global Solutions Nicaragua SA adopted phantom stock plans (collectively, the ‘‘Phantom Stock Plans’’), which provide for grants of ‘‘phantom stock options’’ to certain of their executive officers and employees. Each Phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of the Holding Company at the time of exercise and the exercise price of the option per share. In the event that the payment due to a grantee who has exercised an option exceeds $10,000, the relevant company may elect in its sole discretion to make payments in equal installments (without interest) over a period not exceeding three years, provided that each installment shall be no less than $10,000 (unless the residual amount is less than $10,000).

On December 28, 2018, the Board of Directors, pursuant to a provision in the Phantom Stock Plans terminated the Phantom Stock Plans for IBEX Global Solutions (Private) Limited, DGS (Private) Limited, eTelequote (Private) Limited, IBEX Global Solutions Senegal S.A., Virtual World (Private) Limited, and IBEX Global Solutions Nicaragua SA. All phantom stock options under these specific Phantom Stock Plans were cancelled upon termination of the identified Phantom Stock Plans. The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and IBEX Global Jamaica Limited remained in effect. The Group reversed the expense of $0.9 million of phantom stock in connection to forfeiture for vesting conditions not being met during the year ended June 30, 2019.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

On February 1, 2021, we terminated the Phantom Stock Plan for IBEX Global ROHQ.  All IBEX Global ROHQ plan participants and phantom stock options were transferred to the IBEX Global Solutions (Philippines) Inc. Phantom Stock Plan.  The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited remain in effect. These plans were amended as restated as of February 16, 2021. The maximum number of phantom stock options available for issuance under the IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited plans are 400,000 and 200,000, respectively. These Phantom Stock Plans shall continue until the earlier of June 30, 2025 or termination by the Ibex Limited board of directors pursuant to the terms of the plan.

On February 2021, 167,935 options were issued under phantom stock plan with an exercise price of $20.86, 5,335 of the total options vests immediately and remaining option vests 25% initially and the remainder vesting equally on monthly basis over 36 months.

The Company has elected to use the Black-Scholes valuation to calculate the fair value of Phantom stock options. The Black-Scholes valuation model requires the use of certain estimates and assumptions that affect the fair value of options in the consolidated statement of profit or loss. These include the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

Fair value of common shares

The fair value of the common shares is $19.52 per share as of June 30, 2021.

Expected term

The expected term of options granted is 1.65 - 5.66 years. In estimating the expected term, the subsidiary assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 32.23% - 44.29%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2021 was 0.25% - 1.04%.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

The fair value of options issued in February 2018, March 2018 and February 2021 is $5.53 - $12.82 per option as of June 30, 2021. A roll forward of the phantom options are as follows:

	2021		2020
	Weighted	Share	Weighted	Share
	average	Options	average	Options
	exercise price	(Number)	exercise price	(Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	6.81	54,575	6.81	54,575
Options granted during the period	20.86	167,935	—	—
Options exercised during the period	6.81	(11,770)	—	—
Options forfeited / cancelled / expired during the period	—	—	—	—
Options outstanding as of end of the period	18.01	210,740	6.81	54,575

Options exercisable as of end of the period	12.90	95,660	6.81	45,684

The weighted average fair value of the Phantom stock options as of June 30, 2021 is $13.84 (June 30, 2020: $6.81). For the year ended June 30, 2021, the Subsidiaries recognized an expense of share-based payment amounting to $0.9 million (June 30, 2020: ($0.03) million). There were no Phantom Stock options with intrinsic value as of June 30, 2021. The liability under the Phantom stock option plan as of June 30, 2021 was $0.5 million and $0.6 million included as other non-current liabilities in Note 14 and payables in Note 15 respectively.

As of June 30, 2021, the unrecognized compensation expense associated with the phantom stock plan is $0.4 million and it will be recognized over 32 months from the end of June 30, 2021.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Eligibility

Selected employees, consultants or directors of our company or our affiliates will be eligible to receive non-statutory Restricted Share awards under the 2018 RSA Plan, but only employees of our company will be eligible to receive incentive stock awards.

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

For the years ended June 30, 2021, 2020 and 2019

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2021 was 2.87%.

The Company has bifurcated the 2018 RSA Plan into three categories based on the vesting conditions and vesting period of the Restricted Share awards:

●	2018 RSA Plan – Non-Executive Management
●	2018 RSA Plan Non-Performance – Executive Leadership Team
●	2018 RSA Plan Performance – Executive Leadership Team

2018 RSA Plan – Non-Executive Management

A summary of the Restricted Share awards (“RSAs”) outstanding and exercisable as of June 30, 2021 and June 30, 2020 are as follows:

	2021		2020
	Grant Date		Grant Date
	Fair Market	RSA	Fair Market	RSA
	Value	(Number)	Value	(Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	650,193	0.61	916,929
RSAs granted during the period	0.61	280	—	—
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired during the period	0.61	(12,088)	0.61	(266,736)
RSAs outstanding as of end of the period	0.61	638,385	0.61	650,193

RSAs vested as of end of the period	0.61	587,756	0.61	481,859

The 928,124 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 13 months to four years.

As of June 30, 2021 and June 30, 2020, 587,756, or 92.1% and 481,859, or 74.1% respectively, of the outstanding Restricted Share awards have vested. The Company recognized the amount of stock compensation expense for Restricted Share awards initially vesting on the first vesting date. The total expense recognized during the year ended June 30, 2021 and June 30, 2020 was $0.03 million and $0.1 million, respectively.

As of June 30, 2021, the unrecognized compensation expense associated with the Restricted Share awards was $0.006 million, and it will be recognized over the period of 9 months from the end of June 30, 2021.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

A summary of the Restricted Share awards outstanding and exercisable as of June 30, 2021 and June 30, 2020 are as follows:

	2021		2020
	Grant Date		Grant Date
	Fair Market	RSA	Fair Market	RSA
	Value	(Number)	Value	(Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	918,719	0.61	1,006,519
RSAs granted during the period	—	—	—	—
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired during the period	—	—	0.61	(87,800)
RSAs outstanding as of end of the period	0.61	918,719	0.61	918,719

RSAs vested as of end of the period	0.61	844,452	0.61	647,702

The 970,893 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 24 months to four years.

As of June 30, 2021 and June 30, 2020, 844,452, or 91.9% and 647,702, or 70.5%, respectively, of the outstanding Restricted Share awards have vested.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

2018 RSA Plan Performance – Executive Leadership Team

Performance-based Restricted Share awards vest based on certain performance criteria, which are:

●	the consummation of a successful initial public offering on or before December 31, 2019: The restricted shares allotted to this criteria are 170,680.
●	an initial public offering of the Group’s class A common shares, and thereafter, the average price per share traded in such public market equals or exceeds $17.42 per share at any point in time: The restricted shares allotted to this criteria are 103,264.
●	meeting specific revenue and EBITDA targets during the period from January 1, 2019 to December 31, 2019: The restricted shares allotted to this criteria are 10,000.

A summary of the Restricted Share awards outstanding and exercisable as of June 30, 2021 and June 30, 2020 are as follows:

	2021		2020
	Grant Date		Grant Date
	Fair Market	RSA	Fair Market	RSA
	Value	(Number)	Value	(Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	272,748	0.61	449,926
RSAs granted during the period	—	—	—	—
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired during the period	—	—	0.61	(177,178)
RSAs outstanding as of end of the period	0.61	272,748	0.61	272,748

RSAs vested as of end of the period	0.61	207,961	0.61	46,809

As of June 30, 2021 and June 30, 2020, 207,961, or 76.3% and 46,809, or 17.2%, respectively, of the outstanding Restricted Share awards have vested.

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

For the years ended June 30, 2021, 2020 and 2019

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

The Group will not issue further shares under this 2018 RSA plan and the remaining shares of 707,535 were transferred to the 2020 Long Term Incentive Plan (Note 19.4) on May 20, 2020.

Please refer to Note 30.2 for the Restricted Share awards repurchased from Etelequote Limited employees during the year ended June 30, 2020.

19.4.     Long term incentive plan

On May 20, 2020, our board of directors and shareholders approved and adopted the Holding Company’s 2020 Long Term Incentive Plan (the “2020 LTIP”). The following description of the 2020 LTIP is as follows.

Purpose

We believe that the 2020 LTIP will enable us to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, consultants and directors, and to promote the success of our business.

Types of Awards

The 2020 LTIP provides for grants of stock options and stock awards.

Eligibility

Selected employees, consultants or directors of our company or our subsidiaries will be eligible to receive non-statutory Restricted Share awards under the 2020 LTIP, but only employees of our company will be eligible to receive incentive stock awards.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

For the years ended June 30, 2021, 2020 and 2019

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

Fair value of common shares

The fair value of the common shares is $19.52 per share as of June 30, 2021.

Expected term

The expected term of options granted is 5.3 – 10.0 years. In estimating the expected term, the subsidiary assumes all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 29.4% - 47.7%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2021 was 0.57% - 1.20%.

The 338,432 options granted under the 2020 LTIP on June 30, 2020 vest over time, with an initial portion vesting at June 30, 2020 and the remainder vesting equally on a monthly basis for a period of 13 months to four years.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

During the year ended June 30, 2021, 510,143 options and 15,000 RSAs were granted, 16,215 options were forfeited and 1,442 were exercised. The summary of options granted during the year is as follows:

●	341,843 options were issued in August 2020 at an exercise price of $19.0 with initial vesting of 50% at the grant date and the remaining vesting equally every month over 24 months.
●	97,000 options at an exercise price of $19.85 and 10,000 RSAs were issued in December 2020. 77,000 options with an initial vesting of 25% after one year and the remaining vesting equally on monthly basis over 36 months and the vesting of the remaining 20,000 options is based on satisfaction of the performance obligation. Out of 10,000 RSAs, 5,000 RSAs have an exercise price of $19.55 with initial vesting of 13% and the remaining to be vested over 24 months. The remaining 5,000 RSAs have an exercise price of $19.85 to be vested on January 2021.
●	20,000 options were granted in January 2021 with an exercise price of $18.82, vesting of which is based on satisfaction of the performance obligation.
●	23,500 options were granted in February 2021 with an exercise price of $20.86 with an initial vesting of 25% after one year and remaining vesting equally on monthly basis over 36 months.
●	5,000 RSAs were granted in January 2021 with an exercise price of $18.30 and vesting equally on a quarterly basis from April 2021.
●	27,800 options were granted in June 2021 with an exercise price of $18.72, vesting will be over 36 months.

A summary of the options / awards outstanding and exercisable as of June 30, 2021 and June 30, 2020 are as follows:

	2021		2020
		Share		Share
	Weighted	Options /	Weighted	Options /
	average	awards	average	awards
	exercise price	(Number)	exercise price	(Number)
	(US$)		(US$)
Options / awards outstanding as of beginning of the year	12.75	338,432	12.75	338,432
Options / awards granted during the year	19.23	525,143	—	—
Options / awards exercised during the year	19.00	(1,442)	—	—
Options / awards forfeited / cancelled / expired during the year	15.96	(16,215)	—	—
Options / awards outstanding as of end of the year	16.70	845,918	12.75	338,432

Options / awards exercisable as of end of the year	16.97	366,865	12.75	40,500

The total expense recognized during the fiscal year ended June 30, 2021 and June 30, 2020 was $3.6 million and $0.3 million respectively.

As of June 30, 2021, the unrecognized compensation expense associated with the Long term Incentive Plan was $1.7 million, and it will be recognized over the period of 48 months from the end of June 30, 2021.

The Group recognized $4.5 million and $0.4 million of stock based compensation expense (including Phantom stock plan and 2018 RSA Plan and long-term incentive plan) for the year ended June 30, 2021 and 2020 respectively.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

20.        EARNINGS PER SHARE

Basic earnings / (loss) per share is calculated based on the weighted average number of shares outstanding during the period. Diluted earnings per share is based on the weighted average number of ordinary shares outstanding plus the effect of dilutive non-vested restricted stock, stock options and warrants, using the treasury method, as applicable.

When a loss is reported, potentially issuable common shares are excluded from the calculation of diluted earnings per share as their effect would be anti-dilutive.

As of June 30, 2021, there were 735,475 shares related to the 2018 RSA plan, 2020 LTIP and the Amazon warrant that were considered dilutive and shares related to such plans that were considered anti-dilutive, using the treasury method.

As of June 30, 2020, there were 1,176,370 vested out of the 1,841,660 awards that have vested. The unvested shares of 665,291 have a small dilutive impact to the Earnings / (Loss) Per Share. On June 30, 2020, the Group issued LTIP (see Note 19), there were 40,500 options vested out of 338,432 options issued. The remaining unvested options have an anti-dilutive impact. Additionally, 288,748 warrant shares have vested and are a component of the basic per share calculation. The remaining unvested warrant shares have an anti – dilutive impact.

The Series A, B and C Preferred Convertible Shares do not meet the definition of ordinary shares under IAS 33 because of their preferred participation rights, under which Series B and C are entitled to receive total dividends of $91.8 million subsequent to Series A receiving the first $9.5 million in dividends before dividends may be paid on the Class A and B Common Shares. The Company paid the dividend on July 24, 2020 of $4 million to TRGI, the holder of Series A preferred share. Accordingly the company’s Class A and Class B common shares are deemed to be the only ordinary shares for purposes of calculating earnings per share.

As the income for the year ended June 30, 2020 and June 30, 2019, did not exceed the value of the preferred participation rights of the Series A, B and C Preferred Convertible Shares, the income/loss attributable to the ordinary shareholders of the company has been assessed as $0.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

For the year ended June 30, 2020, a voluntary conversion of the Series A, B and C preferred convertible shares would be antidilutive, because all shares of the company would become ordinary shares and the income for the period would be attributable to all such shares. For the year ended June 30, 2019 the effect of conversion would be dilutive as the company recorded a loss for that year from continuing operations.

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Total - Income attributable to shareholders of the Holding Company	2,847	7,770	10,965
Continuing operations - Income / (loss) attributable to shareholders of the Holding Company	2,847	7,770	(4,519)

Total – Income attributable to ordinary shareholders of the company	2,847	—	—
Continuing operations – Income attributable to ordinary shareholders of the company	2,847	—	—

	(Shares)
Weighted average number of ordinary shares - basic	17,649,446	1,176,370	956,835

	(US$)
Total - Basic earnings per share	0.16	—	—
Continuing operations - Basic earnings per share	0.16	—	—

	(Shares)
Weighted average number of ordinary shares - diluted	18,384,921	12,936,962	12,461,182

	(US$)
Total - Diluted earnings per share	0.15	—	—
Continuing operations - Diluted earnings / (loss) per share	0.15	—	(0.36)

21.        DIVIDEND DISTRIBUTION

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

One of the subsidiaries of IBEX Limited declared and paid dividend amounting to $0.1 during the year ended June 30, 2020 respectively. No dividends were declared during the year ended June 30, 2019. One of the subsidiaries of the Group paid a dividend liability of $1.6 million during the year ended June 30, 2019 which was declared in year ended June 30, 2017.

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

For the years ended June 30, 2021, 2020 and 2019

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

A summary of the financial instruments held by category is provided below:

	June 30,	June 30,
	2021	2020
	(US$’000)
Financial assets - amortized cost
Deposits	4,446	3,427
Trade receivables	66,689	53,436
Other receivables	1,223	923
Due from related parties	1,755	1,587
Cash and cash equivalents	57,842	21,870
	131,955	81,243
Financial liabilities - amortized cost
Lease liabilities	83,999	74,712
Borrowings	28,517	31,258
Trade and other payables	22,695	25,773
Due to related parties	4,275	5,739
	139,486	137,482
Financial liabilities – fair value through profit and loss
Warrant liabilities (Note 28)	13,621	3,889
	13,621	3,889

Financial liabilities – fair value through other comprehensive income
Cash flow hedge (Note 15)	316	518
	316	518

Disclosed amounts included in financial assets – amortized cost, other receivables as of June 30, 2020 have been re-presented by $3.5 million. There is no impact on the previously reported net loss, financial position or cash flows.

Movement of Warrant liabilities as of June 30, 2021 and 2020:

	June 30,	June 30,
	2021	2020
	(US$’000)
Opening balance	3,889	751
Fair Value Adjustment	7,786	2,305
Warrants vested during the year	1,946	833
Closing balance	13,621	3,889

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

		June 30,	June 30,
		2021	2020
		(US$’000)
Financial liabilities – fair value through profit and loss	Fair value hierarchy
Warrant liabilities (Note 28)	Level 3	13,621	3,889

Financial liabilities – fair value through other comprehensive income	Fair value hierarchy
Cash flow hedge (Note 15)	Level 2	316	518
		13,937	4,407

During the year June 30, 2021, there was no reclassification to profit and loss from other comprehensive income as a result of cash flow hedge. There were no transfers between the different hierarchies levels in the year ended June 30, 2021.

22.1.     Market risk

22.1.1  Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the cash and bank balances and credit facilities. Borrowings under the PNC Credit Facility bear interest at LIBOR plus 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. The Group attempts to manage its exposure to interest rate changes to mitigate the impact to its profitability and has used an interest rate swaps to achieve this goal.

In March 2020, Ibex Global Solutions, Inc., entered into a $15 million notional floating to fixed interest-rate swap in to hedge the interest rate risk on the first $15 million of its balance outstanding under the PNC Credit Facility.  At the time the hedge was executed, all critical terms matched between the hedge and the hedged item. Hedge effectiveness was assessed prospectively at inception, and on an ongoing basis by confirming that the critical terms continue to match. As a result of this qualitative assessment, no hedge ineffectiveness has been identified. The fair value of the interest rate swap was $0.3 million and $0.5 million as of June 30, 2021 and 2020, respectively, and is included in trade and other payables in the statement of financial position.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Based on the Group’s debt position as of June 30, 2021 and taking into account the impact of the interest-rate swap referred above; a 1% change in interest rates would impact the finance costs by $0.9 million (June 30, 2020: $0.8 million).

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

For the years ended June 30, 2021, 2020 and 2019

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, the management believe that, the Group is exposed to the following foreign currency exchange risks:

●	Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.
●	Translation foreign currency risk is the risk that the Group’s non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities are valued and translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing the consolidated financial statements, the Group convert subsidiaries’ financial statements as follows:

Statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2021 by approximately $1.6 million (June 30, 2020: $1.4 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2021 by approximately $1.6 million (June 30, 2020: $1.4 million). A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2021 by approximately $0.1 million (June 30, 2020: $0.1 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2021 by approximately $0.1 million (June 30, 2020: $0.1 million). Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net loss after taxation in the fiscal year ended June 30, 2021 by approximately $0.3 million (June 30, 2020: $0.3 million). Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have increased our net loss after taxation in the fiscal year ended June 30, 2021 by approximately $0.3 million (June 30, 2020: $0.3 million).

22.2.     Credit risk

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Credit rating wise breakup of bank balances:

	June 30,	June 30,
	2021	2020
	(US$’000)
A-1+	2,396	1,553
A-1	—	94
A+	45,082	4,295
A	3,138	2,803
A-	403	1
B-	—	2,693
B+	955	819
BA3	90	165
BB+	—	62
BBB+	4,635	7,834
BBB	1,118	1,528
Non - Rated	25	23
Total	57,842	21,870

The maximum exposure to credit risk is as follows:

	June 30,	June 30,
	2021	2020
	(US$’000)
Financial assets - amortized cost
Deposits	4,446	3,427
Trade receivables	66,689	53,436
Other receivables	1,223	923
Due from related parties	1,755	1,587
Cash and cash equivalents	57,842	21,870
	131,955	81,243

Majority of the Group’s financial assets are represented by trade receivables, due from related parties and cash and cash equivalents which are not materially deteriorated.

The Group’s top three clients based on respective fiscal year revenue are shown below:

	2021
	Revenue		Trade debts gross
	Amount		Amount
	(US$ '000)	% of total	(US$ '000)	% of total
Client 1	51,991	12%	6,169	9%
Client 2	55,181	12%	7,247	10%
Client 3	48,245	11%	4,936	7%
Subtotal	155,417	35%	18,352	26%
Others	288,245	65%	51,363	74%
Revenue from external customers	443,662	100%	69,715	100%

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

	2020
	Revenue		Trade debts gross
	Amount		Amount
	(US$ '000)	% of total	(US$ '000)	% of total
Client 1	64,937	16%	7,425	13%
Client 2	73,743	18%	114	0%
Client 3	38,528	10%	9,012	16%
Subtotal	177,208	44%	16,551	30%
Others	227,927	56%	39,311	70%
Revenue from external customers	405,135	100%	55,862	100%

	2019
	Revenue		Trade debts gross
	Amount		Amount
	(US$ '000)	% of total	(US$ '000)	% of total
Client 1	74,835	20%	10,770	16%
Client 2	67,094	18%	13,716	21%
Client 3	44,509	12%	9,042	14%
Subtotal	186,438	51%	33,528	51%
Others	181,942	49%	32,358	49%
Revenue from external customers	368,380	100%	65,886	100%

Revenue from discontinued operations	64,740	—	—	—

The Group continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporate this information into its credit risk controls.

The consolidated entities recognizes a loss allowance for expected credit losses on financial assets which are measured at amortized cost. The measurement of the loss allowance depends upon the assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Based on the historic trend and expected performance of the customers, the Group believes that the below expected credit loss allowance sufficiently covers the risk of default. Trade receivable balances are reviewed closely for changes in creditworthiness, including those related to COVID-19, are integrated into assessment of credit risk and expected credit losses. Forward-looking information including macroeconomic factors such as GDP, unemployment and inflation rate in the countries where Group operates.  Based on the current knowledge of COVID-19 developments, the Company assumes that there will be no material deterioration on the trade receivable balances.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

In measuring expected credit losses, trade receivables are assessed on a collective basis as they possess shared credit risk characteristics. Trade receivables are grouped based on days past due and also according to the geographical location of customers.

On the above basis the expected credit loss for trade receivables as at June 30, 2021 and June 30, 2020 was determined as follows:

	June 30, 2021
	(US$’000)
		Due: 0 to 30	Due: 31 - 60	Due: 61 to 90	Due: 91 - 180	Due: over 180
	Not overdue	days	days	days	days	days	Total
Expected credit loss rate	0%	0%	1%	17%	25%	77%	—
Gross carrying amount	65,090	1,933	192	190	300	2,010	69,715
Lifetime expected credit loss	4	6	1	33	74	1,545	1,663
Individually impaired trade receivables							638
Total allowance for credit losses							2,301

	June 30, 2020
	(US$’000)
		Due: 0 to 30	Due: 31 - 60	Due: 61 to 90	Due: 91 - 180	Due: over 180
	Not overdue	days	days	days	days	days	Total
Expected credit loss rate	—	1%	2%	11%	14%	90%	—
Gross carrying amount	50,630	2,513	918	138	83	1,580	55,862
Lifetime expected credit loss	—	15	14	15	12	1,419	1,475
Individually impaired trade receivables							402
Total allowance for credit losses							1,877

Below are the details of individually credit impaired balances as of June 30, 2021:

	June 30,	June 30,
	2021	2020
	(US$’000)
Credit impaired trade receivables - Gross carrying amount	2,142	1,801
Expected credit loss allowance	(2,124)	(1,785)
	18	16

The Group does not hold any collateral against these assets. Financial assets other than trade debts have no material ECL allowances on those balances as of June 30, 2021.

22.3.     Liquidity risk

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

The Group’s cash generated from operations for the year ended June 30, 2021 was $40.6 million (June 30, 2020: $63.3 million).

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

The following table presents the contractual maturities (liquidity analysis) as of June 30, 2021 and 2020:

	June 30, 2021
	Less than 1
	year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	731	3,715	—	4,446
Trade receivables	66,689	—	—	66,689
Other receivables	1,223	—	—	1,223
Due from related parties	1,755	—	—	1,755
Cash and cash equivalents	57,842	—	—	57,842
Subtotal	128,240	3,715	—	131,955
Lease liability	18,344	32,811	61,730	112,885
Long - term other borrowings	4,626	1,855		6,481
Line of credit	22,312	—	—	22,312
Trade and other payables	23,011	—	—	23,011
Due to related parties	4,275	—	—	4,275
Subtotal	72,568	34,666	61,730	168,964
Net liquidity position	55,672	(30,951)	(61,730)	(37,009)

	June 30, 2020
	Less than 1
	year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	340	3,087	—	3,427
Trade receivables	53,436	—	—	53,436
Other receivables	923	—	—	923
Due from related parties	1,587	—	—	1,587
Cash and cash equivalents	21,870	—	—	21,870
Subtotal	78,156	3,087	—	81,243
Lease liability	18,717	29,762	54,830	103,309
Long - term other borrowings	6,468	3,994	—	10,462
Line of credit	21,475	—	—	21,475
Trade and other payables	26,291	—	—	26,291
Due to related parties	5,739	—	—	5,739
Subtotal	78,690	33,756	54,830	167,276
Net liquidity position	(534)	(30,669)	(54,830)	(86,033)

23.        TRANSACTION WITH RELATED PARTIES

Related parties of the Group comprise of related entities, staff retirement funds, directors and key management personnel. A “related entity” is an entity that TRGI has control or significant influence over.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Material related party balances and transactions other than reorganization transaction and those disclosed elsewhere in these consolidated financial statements, are given below:

			June 30, 2021
			Service	Service	Due from	Due to
		Relationship with	delivery	delivery	related	related
	Note	related party	revenue	expense	parties	parties
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	—	—	—	3,610
Alert Communications, Inc.	23.1	Related entity	113	—	696	—
TRG Marketing Services, Inc.	23.1	Related entity	—	—	19	—
Afiniti International Holdings Limited	23.1	Related entity	56	27	—	168
TRG Holdings, LLC	23.1 & 23.4	Related entity	—	—	—	122
The Resource Group International Limited	23.1 & 23.7	Parent	—	—	163	—
Third Party Lessor	23.2 & 23.5	Related entity	201	405	87	97
3rd Party Client and Internet Services Provider	23.3	Related entity	679	77	638	278
IBEX Limited Executive Leadership	23.6	Officers	—	—	13	—
TRG (Private) Limited	23.1	Related entity	—	—	121	—
Etelequote	23.1	Related entity	115	—	18	—
			1,164	509	1,755	4,275

			June 30, 2020
			Service	Service	Due from	Due to
		Relationship with	delivery	delivery	related	related
	Note	related party	revenue	expense	parties	parties
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	—	—	—	3,611
Alert Communications, Inc.	23.1	Related entity	164	—	534	—
TRG Marketing Services, Inc.	23.1	Related entity	—	—	19	—
Afiniti International Holdings Limited	23.1	Related entity	53	48	—	198
TRG Holdings, LLC	23.1 & 23.4	Related entity	—	—	—	1,708
The Resource Group International Limited	23.1 & 23.7	Parent	—	—	163	—
Third Party Lessor	23.2 & 23.5	Related entity	310	489	147	9
3rd Party Client and Internet Services Provider	23.3	Related entity	764	73	402	179
IBEX Holdings Executive Leadership	23.6	Officers	—	—	12	—
TRG (Private) Limited	23.1	Related entity	—	—	—	34
Etelequote	23.1	Related entity	34	—	310	—
			1,325	610	1,587	5,739

			June 30, 2019
			Service	Service
		Relationship with	delivery	delivery
	Note	related party	revenue	expense
			(US$’000)
Alert Communications, Inc.	23.1	Related entity	150	—
Afiniti International Holdings Limited	23.1	Related entity	54	70
Third Party Lessor	23.2 & 23.5	Related entity	342	77
3rd Party Client and Internet Services Provider	23.3	Related entity	883	73
			1,429	220

23.1.     Service delivery revenue and expenses are incurred by the Group in the ordinary course of business. These transactions were executed on mutually agreed terms. These represent call center and back office support services provided to subsidiaries of the Group.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

23.2.     A Senior executive within one of our vendors serves on the Board of our Controlling Shareholder. The Group maintains a lease on office space along with having a client relationship between Virtual World and the aforementioned company.

23.3.     A Senior executive within one of our customers served until April 2021 as a Board member of our IBEX Senegal subsidiary. The Group maintains both a vendor and a client relationship with this company.

23.4.     The balance due to TRG Holdings, LLC includes loan principal and interest at June 30, 2020: $1.5 million with an interest rate of 15% per annum and shall mature on August 7, 2020. The outstanding balances of $1.6 million was repaid on November 2, 2020.

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

The Group has filed for government assistance in response to the Pandemic in US and Pakistan:

In the US, one subsidiary of the Group has deferred the payment of Social Security (employer portion) from March 2020 - December 2020 amounting to $4.4 million.  A payment of $0.7 million was made in June 2021. The total amount deferred as of June 30, 2021 was $3.7 million (June 30, 2020: $1.8 million).  Repayment amounting to $2.6 million and $1.1 million is to be made through financial year 2022 and 2023 respectively.

In Pakistan, the Group (through its subsidiaries) applied for and received loans totaling approximately $1.7 million in July 2020 through programs offered by commercial banks at the directive of the State Bank of Pakistan. These funds are to be used to fund three-months of employee wages and salaries. The funds are to be repaid within two years. Refer to Note 13.1.4.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

As of the end of financial year 2019, the Group spun off its health insurance acquisition business, which was a significant portion of its customer acquisition reporting segment. In addition, the Group fully integrated the operations corresponding to its customer management reporting segment and the remaining operations within our customer acquisition reporting segment. As a result, from the beginning of fiscal year 2020, the Group reports its financial statements on a single segment basis as Business Process Outsource (BPO).

From July 2019, the Chief Executive Officer (CEO), also the Chief Operating Decision Maker, reviews and analyses monthly / quarterly Group as one operating segment Business Process Outsource (BPO).

25.1.     Revenue from contracts with customers

The Group generates approximately 97% of its revenue from clients based in the United States of America.

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Revenue from continuing operations
United States of America	428,831	391,933	361,078
Others	14,831	13,202	7,302
Total	443,662	405,135	368,380

Revenue from discontinued operations:
United States of America	—	—	64,740

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Pattern of Revenue recognition
− Services transferred at a point in time	40,775	48,486	52,897
− Services transferred over time	402,887	356,649	315,483
	443,662	405,135	368,380

The movement in the deferred revenue is as follows:

	June 30,	June 30,
	2021	2020
	(US$’000)
Opening balance	3,904	5,141
Revenue recognized during the year	(5,416)	(6,128)
Revenue deferred during the year	8,599	4,891
Closing balance	7,087	3,904

The following aggregated amounts of deferred revenue from existing contracts that are to be recognized in revenue in the following fiscal years:

	FY2022	FY2023	FY2024	FY2025	Total
	(US$’000)
Deferred Revenue expected to be recognized	4,077	2,300	663	47	7,087

25.2.     Non-current assets by location

	June 30,	June 30,
	2021	2020
	(US$’000)
United States of America	28,668	32,482
Others	99,993	74,495

Total[1]	128,661	106,977
[1]Exludes deferred tax asset

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

26.        PAYROLL AND RELATED COSTS

Expenses recognized for employee benefits are analyzed below:

	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Salaries and other employee costs	247,926	228,818	216,617
Social security and other taxes	47,874	46,480	37,333
Retirement - contribution plan	771	823	513
Pensions - defined benefit scheme	228	134	129
Total payroll and related costs	296,799	276,255	254,592

Payroll and related costs from discontinued operations	—	—	22,182

26.1 Remuneration of Key Management Personnel

The key management personnel include the directors.
	June 30,	June 30,	June 30,
	2021	2020	2019
	(US$’000)
Salaries and other employee costs	5,293	5,524	4,129
Share - based payments	1,671	214	2,167
Total remuneration of key management personnel	6,964	5,738	6,296

Disclosed amounts included in Remuneration of Key Management Personnel has been re-presented by $5.5 million and $5.0 million for the periods ended June 30, 2020 and June 30, 2019.

Salaries and other employee costs have been re-presented by $5.3 million and $3.6 million for the periods ended June 30, 2020 and June 30, 2019, and share-based payments have been re-presented by $0.2 million and $1.4 million for the periods ended June 30, 2020 and June 30, 2019. There is no impact on the previously reported net loss, financial position or cash flows.

27.        OTHER OPERATING COSTS

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

		June 30,	June 30,	June 30,
	Note	2021	2020	2019
		(US$’000)
Rent and utilities		8,462	7,802	6,272
Communication		7,497	7,519	7,546
Facilities expense		22,647	18,107	13,765
Travel and housing		1,679	7,972	6,353
Local transportation	27.1	13,768	3,977	2,216
Insurance		4,837	1,516	1,731
Legal and professional expenses	27.2	10,618	6,652	9,241
Allowance for expected credit loss		291	224	237
Others		7,066	10,301	7,127
Other Operating Costs		76,865	64,070	54,488

Other Operating costs from discontinued operations		—	—	3,241

Certain prior year amounts have been reclassified to conform to the current year presentation, with no impact on previously reported net loss, financial position or cash flows.

27.1.The increase in local transportation is primarily related to a $9.2 million increase in COVID-19 costs.

27.2.     This includes non-recurring legal expenses of $0.9 million for the year ended June 30, 2021 (June 30, 2020: nil, June 30, 2019 $4.2 million).

28.        WARRANT

On November 13, 2017, and as subsequently amended through December 2020, the Company issued to Amazon.com NV Investment Holdings LLC, a subsidiary of Amazon.com, Inc. (“Amazon”), a 10-year warrant to acquire approximately 1,429,303 of our Series B Preference Shares and approximately 14,437.4049 of our Series C Preference Shares, totalling 1,443,740 shares, representing 10.0% of our equity on a fully diluted and as-converted basis as of the date of issuance of the warrant.  1,674,017 common shares, representing 10.0% of our equity on a fully diluted basis. The warrant is exercisable, either for cash or on a net issuance basis, at an exercise price per share of $11.20.

The Series B and Series C Preference shares of 1,443,740 shares were subsequently converted to 1,674,017 common shares on the date of the Company’s initial public offering (refer to Note 12.1) at an exercise price of $9.42.

The warrant shares vest on the satisfaction of specified milestones tied to Amazon’s purchase of services from the Company during a seven and a half year period ending on June 30, 2024. The vesting is partially accelerated in the event of a reorganization transaction (as defined in the warrant).

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the warrant. Amazon may not transfer the warrant except to a wholly-owned subsidiary of Amazon.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

At June 30, 2020, the Company estimated the warrant liability using a Monte Carlo simulation. As a result of the Company’s initial public offering in August 2020, variables that previously required a more complex modelling technique were eliminated and all inputs into the calculation of the warrant liability are now observable in the public markets. Therefore, the Company has elected to use the Black-Scholes valuation technique to calculate the warrant liability going forward.

The Black-Scholes valuation model requires the use of certain estimates and assumptions that affect the fair value adjustment recognized in the consolidated statement of profit or loss. These include the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

Fair value of common shares

The fair value of the common shares is $19.52 per share as of June 30, 2021.

Expected term

The expected term of options granted is six years from June 30, 2021, and ending November 12, 2027.

Volatility

Management used an average volatility of comparable listed companies of 31.8% as the Company does not have sufficient experience in the public markets to calculate its own volatility.

Expected dividends

The expected average dividend yield is 0% for the year ended June 30, 2021. The Holding Company does not expect to pay any dividends in the foreseeable future.

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The average risk-free rate used for options granted was 1.2%.

There were no warrants cancelled or expired as of June 30, 2021 and June 30, 2020. At June 30, 2021, 502,205 warrants were vested based on the agreed upon revenue criteria.

The total fair value of the warrant liability included in other non-current liabilities and trade and other payables was $13.6 million and 3.9 million, as of June 30, 2021 and 2020, respectively.

Warrant asset

The Warrant asset is amortized pro rata over the life of the vesting period of the warrant based on actual and projected revenues. The Company recorded contra revenue of approximately $0.8 million and $0.7 million during the years ended June 30, 2021 and 2020 respectively. The balance of the warrant asset as of June 30, 2021 and 2020 was $2.1 million and $2.6 million, respectively.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Fair value hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

●	Level 1 - Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative
●	Level 2 - Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.
●	Level 3 - Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

Given these guidelines, the warrant liability associated with Amazon would be classified as a Level 3 liability.

29.        RECONCILIATION OF PROFIT / LOSS BEFORE TAXATION

		June 30,	June 30,	June 30,
	Note	2021	2020	2019
		(US$’000)
Net income after taxation		2,847	7,770	10,965
Income tax expense from continuing operations	18	1,918	2,315	3,615
Income tax expense from discontinued operations	30.2	—	—	4,830
Total income before taxation		4,765	10,085	19,410

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

30.        HOLDING COMPANY INDIRECT SUBSIDIARIES

The following entities are indirect subsidiaries of the Holding Company through IBEX Global Limited:

			Ownership %
Description	Location	Nature of Business	2021	2020
IBEX Global Solutions Limited	England	Holding company	100%	100%
IBEX Global Limited	Bermuda	Holding company	100%	100%
Lovercius Consultants Limited	Cyprus	Call center	100%	100%
IBEX Global Europe	Luxembourg	Tech support services	100%	100%
IBEX Global ROHQ	Philippines	Regional HQ	100%	100%
IBEX Global Solutions, Inc. (formerly TRG Customer Solutions, Inc.)	USA	Call center	100%	100%
TRG Customer Solutions (Canada), Inc.	Canada	Call center	100%	100%
TRG Marketing Solutions Limited	England	Call center	100%	100%
Virtual World (Private) Limited	Pakistan	Call center	100%	100%
IBEX Philippines, Inc.	Philippines	Call center	100%	100%
IBEX Global Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
TRG Customer Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
IBEX Customer Solutions Senegal S.A. (formerly TRG Senegal SA)	Senegal	Call center	100%	100%
IBEX Global Solutions (Private) Limited	Pakistan	Call center	100%	100%
IBEX Global MENA FZE	Dubai	Call center	100%	100%
IBEX Global Bermuda Ltd	Bermuda	Call center	100%	100%
IBEX Global Solutions Nicaragua SA	Nicaragua	Call center	100%	100%
IBEX Global St. Lucia Limited	St. Lucia	Holding company	100%	100%
IBEX Global Jamaica Limited	Jamaica	Call center	100%	100%
IBEX Receivable Solutions, Inc	USA	Call center	100%	—%
IBEX Global Solutions France SARL	France	Call center	100%	100%
IBEX Global Solutions Holding Inc.	USA	Holding company	100%	—%
Digital Globe Services, LLC	USA	Internet marketing for residential cable services	100%	—%
Telsat Online, LLC	USA	Internet marketing for non - cable telco services	100%	—%
7 Degrees LLC	USA	Digital marketing agency	100%	—%

The following entities are indirect subsidiaries of the Holding Company through DGS Limited:

			Ownership %
Description	Location	Nature of Business	2021	-	2020
Digital Globe Services, Inc	USA	Internet marketing for residential cable services	—%		100%
Telsat Online, Inc.	USA	Internet marketing for non - cable telco services	—%		100%
DGS Worldwide Marketing Limited	Cyprus	Holding company and global marketing	100%		100%
DGS (Pvt.) Limited	Pakistan	Call center and support services	100%		100%
7 Degrees LLC	USA	Digital marketing agency	—%		100%

The following entity is a Joint venture with membership interest held by Digital Globe Services, LLC:

			Ownership %
Description	Location	Nature of Business	2021	2020
Lakeball LLC (Note 7)	USA	Internet Marketing for commercial cable services	47.5%	47.5%

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

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

The gain on the sale of assets is recognized in the amount of $0.2 million.

The terms of promissory note are as follows:

●	Maturity Date: February 2020
●	Interest Rate: 8% compounded monthly
●	Payment: No less than the greater of:
o	the accrued but unpaid interest as of the monthly payment date; or
o	75% of the total receivables actually collected by the purchaser on all accounts arising from DGS Edu, LLC in the month prior to the due date of the monthly payment.

In addition, DGS Inc, agreed to a transition services agreement commencing on February 2019 for 12 months thereafter.

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

For the years ended June 30, 2021, 2020 and 2019

The Group considered Etelequote Limited to be a discontinued operation for the period ended June 30, 2019 as it represents a separate major line of business to the Group. The following table shows the major classes of assets and liabilities of the Group’s discontinued operation at June 26, 2019.

As of June 26,
2019
(US$’000)
Assets
Property and equipment and Intangibles	9,463
Renewal receivables	72,183
Trade and other receivables	1,129
Cash and cash equivalents	3,554
Total assets	86,329

Liabilities
Borrowings & Financing	43,431
Trade and other payables	9,977
Related party loans	—
Other Liabilities	5,327
Total liabilities	58,735

Net Assets	27,594

Result of discontinued operations:

June 30, 2019
(US$’000)
Revenue	64,740
Other operating income	2,923

Payroll and related costs	22,182
Share-based payments	875
Reseller commission and lead expenses	14,467
Depreciation and amortization	910
Other operating costs	3,241
Income from operations	25,988

Finance expenses	(5,674)
Income before taxation	20,314

Income tax expense	(4,830)
Net income for the period from discontinued operations, net of tax	15,484

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021, 2020 and 2019

Statement of cash flows

The statement of cash flows includes the following amounts relating to discontinued operations:

June 30, 2019
(US$’000)
Operating activities	(13,396)
Investing activities	(867)
Financing activities	12,720
Net cash flow from discontinued operations	(1,543)

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

The promissory note of ELT members of ETQ of $13,000 was cancelled, therefore the Company also reduced share options reserves and related party loan receivables.

31.        SUBSEQUENT EVENTS

31.1On July 30, 2021, the Group’s subsidiary, iSky, Inc. was converted from a c-corp to a limited liability company, by the filing of a certificate of conversion and formation with the Delaware Secretary of State.  The subsidiary is now known as iSky, LLC.

31.2On September 30, 2021, the PNC Credit Facility was amended, with an effective date of July 30, 2021, to join iSky, LLC as a borrower, with substantially all of its assets pledged as security.

31.3These consolidated financial statements were authorized for issue by the Chairman of IBEX Limited on behalf of the Board of Directors of IBEX Limited, on October 13, 2021.