Form 20-F
period 2022-06-30
IBEX Ltd
filed 2022-10-04
CIK 1720420

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2022

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

1717 Pennsylvania Avenue NW, Suite 825

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

18,246,391 common shares, par value $0.000111650536 per share

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

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on June 30. Our audited consolidated financial statements for the three years ended June 30, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  Our financial information is presented in U.S. dollars. All references in this annual report on Form 20-F to “$” mean U.S. dollars. We have made rounding adjustments to some of the figures included in this annual report on Form 20-F. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. All statements other than statements of historical fact included in this annual report are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. In some cases, you can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words, the negative forms of such words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include among others:

●	The developments relating to COVID-19 and its variants, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, local governmental authorities in our international sites and our clients in response to the pandemic and the effect on our operations, operating budgets, cash flows and liquidity.
●	The effect of cyberattacks on our information technology systems.
●	Our ability to attract new business and retain key clients.
●	Our ability to enter into multi-year contracts with our clients at appropriate rates.
●	The potential for our clients or potential clients to consolidate.
●	Our clients deciding to enter into or further expand their insourcing activities.
●	Our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital.
●	Our ability to manage our international operations, particularly in the Philippines, Jamaica, Pakistan and Nicaragua.
●	Our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security.
●	Our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand.
●	Our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon.
●	Our ability to recruit, engage, motivate, manage and retain our global workforce.
●	Our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands.
●	Our ability to maintain and enhance our reputation and brand.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Operating and Financial Review and Prospects” in this annual report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this annual report in the context of these risks and uncertainties.

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

Leveraging our proprietary Wave X purpose-built technology platform, company culture and operational excellence, ibex helps more than 130 clients create innovative and differentiated customer experiences to help increase loyalty, enhance brand awareness and drive revenue in an era of rapid change and digital transformation.

See “Item 4B Business Overview” for more information.

A.   [Reserved]

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

We are subject to certain risks and uncertainties described below. These risks and uncertainties are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

Risks Related to Our Business

The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 and its variants on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.

The global outbreak of COVID-19, including the emergence of variants and mutations of the original COVID-19 virus (the “Pandemic”) continues to rapidly evolve and has had a widespread and detrimental effect on the global economy and has adversely impacted our business and results of operations. We have experienced travel bans, states of emergency, quarantines, lockdowns, “shelter in place” orders, business restrictions and shutdowns in most countries where we operate. While we are unable to accurately predict the full future impact that the Pandemic may have on our results from operations, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the Pandemic and its containment measures, our compliance with these measures has impacted our day-to-day operations and disrupted our business.

The extent to which the Pandemic continues to adversely impact our business and results of operations will depend on numerous evolving factors that are difficult to predict and outside of our control, including: the duration and scope of the Pandemic; actions taken by governments and other parties, such as our clients, in response to the Pandemic; the impact of the Pandemic on economic activity in various regions and local economic actions taken in response; the continued effect of the Pandemic on our clients and client demand for our services and solutions; the continued ability of our clients to pay for our services and solutions on time or at all; our ability to sell and provide our services and solutions to clients and prospects; and the ability of our employees to successfully work remotely without suffering productivity issues due to, among other things, their own illness or the illness of family members, distractions at home, including family issues or virtual school learning for their children; and/or continued ability to have access to reliable and stable internet connections with sufficient bandwidth. The Pandemic has also led to, and may continue to lead to, increased costs, as we incur additional costs to ensure the continuity of our operations and support our remote work model.  We expect to incur additional costs to monitor and improve the operational efficiency of our remote work model, implement new information technology solutions and security measures to safeguard against information security risks and protect the health and safety of our employees as they return to the office.

Our continuous efforts to mitigate the negative effects of the Pandemic on our business may not be as effective in the future, and we may be affected by a protracted economic downturn. Even after the Pandemic has subsided, we may experience negative effects as a result of the Pandemic’s global economic impact. Further, as this Pandemic is unprecedented and continuously evolving, it may also affect our operating and financial results in a manner that is not presently known to us or in a manner that we currently do not consider will present significant risks to us or our operations. Addressing the significant personal and business challenges presented by the Pandemic, including various business continuity measures and the need to enable work-at-home arrangements for many of our employees, has demanded significant management time and attention and strained other corporate resources, and is expected to continue to do so.

For more information, see “Item 5A. Operating Results - Key Factors Affecting Our Performance.”

We were the target of a cybersecurity attack that impacted a portion of our information technology systems.

In August 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. Immediately upon becoming aware of the attack, we implemented containment measures to prohibit access by the threat actor to our extended network which also prevented its access to our client’s networks and systems. Normal IT operations continued, leveraging our redundant infrastructure, and immediately restoring the impacted systems from online backup systems. At no time did the attack impact our business operations, but the unauthorized access included the exfiltration of non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm. We worked with industry-leading cybersecurity firms who have implemented a series of additional containment and remediation measures to address the incident and reinforce the security of our information technology systems.

In March 2022, a class action lawsuit was filed against us in the United States District Court for the District of Columbia alleging the plaintiffs’ personal information was exposed as a result of the ransomware incident. In July 2022, the parties agreed to a preliminary settlement, which is subject to the Court approval. This incident has not had a material financial impact on our business, however we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods.

While we continue to harden our cyber security infrastructure to address the constantly evolving threat landscape, we cannot provide assurance that our security frameworks and measures will be successful in preventing or promptly detecting and remediating future cyberattacks or a breach or compromise of security. Further, the incident or future incidents may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to definitively determine the impact to these relationships and whether we will need to engage in any activities to rebuild them.

For more information, please refer to “Item 3D. Risk Factors—Risks Related to Our Business—Unauthorized or improper disclosure of personal information or breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects” and “Item 3D. Risk Factors— Risks Related to Our Business—Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.”

Our business is dependent on key clients, and the loss of a key client could have an adverse effect on our business and results of operations.

We derive a substantial portion of our revenue from a few key clients. Our top three clients accounted for 27% of our revenue, and our top client accounted for 12% of our revenue for the fiscal year ended June 30, 2022. The loss of business with, or the failure to retain a significant amount of business with, any of our key clients could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to collect revenue could be impacted by the financial condition of our clients.

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

Our business is heavily dependent upon our international operations, particularly in the Philippines, Jamaica, Pakistan and Nicaragua and any disruption to those operations would adversely affect us.

Outside of the United States, a substantial portion of our operations are conducted in the Philippines, Jamaica, Pakistan and Nicaragua. The Philippines has experienced political instability and acts of natural disaster, such as typhoons and flooding, and continues to be at risk of similar and other events that may disrupt our operations. Our operations in Jamaica, which commenced in 2016 and have been growing quickly, are also subject to political instability, natural disasters, crime and similar other risks.  Pakistan has experienced, and continues to experience, political and social unrest and acts of terrorism. We also conduct operations in Nicaragua, Senegal, Honduras and the United Kingdom which are subject to various risks germane to those locations.

Our international operations, particularly in the Philippines, Jamaica, Pakistan and Nicaragua, and our ability to maintain our offshore facilities in those jurisdictions is an essential component of our business model, as the labor costs in certain of those jurisdictions are substantially lower than the cost of comparable labor in the United States and other developed countries, which allows us to competitively price our solutions. Our competitive advantage will be greatly diminished and may disappear altogether as a result of a number of factors, including:

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

Our international operations may also be affected by trade restrictions, such as tariffs or other trade controls. If we are unable to continue to leverage the skills and experience of our international workforce, we may be unable to provide our solutions at an attractive price and our business could be materially and negatively impacted.

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

We may not be successful in our attempt to control costs associated with salaries and benefits as we continue to add capacity in locations where we consider wage levels of skilled personnel to be satisfactory. For the fiscal year ended June 30, 2022, payroll and related costs and share-based payments accounted for $344.0 million, or 69.7%, of our revenue.  Employee benefits expenses in each of the countries in which we operate are a function of the country’s economic growth, level of employment and overall competition for qualified employees in the country. In most of the geographies in which we operate, we have experienced increasing labor costs due to increased demand and greater competition for qualified employees in fiscal year 2022. We may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires, which may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. In addition, wage increases or other expenses related to the termination of our employees may reduce our profit margins and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects. If we expand our operations into new jurisdictions, we may be subject to increased operating costs, including higher employee compensation expenses in these new jurisdictions relative to our current operating costs, which could have a negative effect on our profit margin.

Furthermore, many of the countries in which we operate have labor protection laws, which may include statutorily mandated minimum annual wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. These labor laws in one or more of the key jurisdictions in which we operate, particularly in the United States, Pakistan, the Philippines, Jamaica or Nicaragua, may be modified in the future in a way that is detrimental to our business. If these labor laws become more stringent, or if there are increases in statutory minimum wages or higher labor costs in these jurisdictions, it may become more difficult for us to discharge employees or cost effectively downsize our operations as our level of activity fluctuates, both of which would likely reduce our profit margins and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Unfavorable economic conditions, especially in the United States and in the telecommunications, technology and cable industries from which we generate a significant percentage of our revenue, could adversely affect our business, results of operations, financial condition and prospects.

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

Our business and future growth depend largely on continued demand for our solutions from clients based in the United States. We derived 96.6% of our revenue from customers based in the United States during the fiscal year ended June 30, 2022. In addition, a substantial portion of our clients are concentrated in the telecommunications, technology, and cable industries. For the fiscal year ended June 30, 2022, 18.1% of our revenue was derived from clients in the telecommunications industry, 13.8% of our revenue was derived from clients in the technology industry, 4.1% of our revenue was derived from clients in the cable industry and 19.4% of our revenue was derived from clients in the retail and e-commerce industry. For these reasons, among others, the occurrence or persistence of unfavorable economic conditions could adversely affect our business, results of operations, financial condition and prospects.

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

We provide solutions to our clients’ customers in 43 countries and three continents around the world. We are subject to numerous, and sometimes conflicting, legal regimes on matters as diverse as anticorruption, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data security, privacy and labor relations. For example, our operations in the United States are subject to U.S. laws on these diverse matters and our operations outside of the United States may also be subject to U.S. laws on these diverse matters. U.S. laws may be different in several respects from the laws of Pakistan, the Philippines, Jamaica and Nicaragua, where we have significant operations, and jurisdictions where we may seek to expand. We also have and may seek to expand operations in emerging market jurisdictions where legal systems may be less developed or familiar to us. In addition, there can be no assurance that the laws or administrative practices relating to taxation (including the current position as to income and withholding taxes), foreign exchange, export controls, economic sanctions or otherwise in the jurisdictions where we have operations will not change. Compliance with diverse legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our clients also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

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

In the United States, telecommunications providers are subject to rules on the use and sharing of Customer Proprietary Network Information (“CPNI”). The Telecommunications Act of 1996 limits the uses to which such information may be put, and the parties with whom it may be shared, absent customer permission. It also requires that CPNI be adequately safeguarded. Compliance with these obligations has been a topic of increased interest for the U.S. Federal Communications Commission (“FCC”) which has undertaken high-profile CPNI enforcement actions in recent years. The FCC also is in the process of applying such rules to broadband service providers, which could affect how we may provide our solutions to this sector of the telecommunications industry. We instruct our clients not to provide any CPNI to us, but this information may inadvertently be provided to us by our clients as part of their customer information.

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

Our business is subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our customers may be subject to regulations related to the handling and transfer of certain types of personal and confidential information. Any failure to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

We and our customers may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, use, storage, transfer, dissemination, security, and/or other processing (“Processing”) of personal information (such personal information collectively with all information defined or described by applicable law as “personal data,” “personally identifiable information,” “PII” or any similar term, is referred to as personal information), data, financial data, health data or other similar data. Existing U.S. federal, state and foreign privacy- and data protection-related laws and regulations are evolving and subject to potentially differing interpretations and conflicting requirements, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy- and data protection-related matters. New laws, amendments to or re-interpretations of existing laws and regulations, rules of self-regulatory bodies, industry standards and contractual obligations may impact our business and practices, and we may be required to expend significant resources to adapt to these changes or stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

In the United States, the privacy and data protection rules and regulations to which we may be subject include those promulgated under the authority of the FTC, state regulators, and regulator enforcement positions and expectations. At the state level, all states have implemented security breach notification laws. Several states, including California, Connecticut, Maryland, Utah, and Virginia have enacted laws creating new individual privacy rights for consumers (as that word is broadly defined in the law) and placing increased privacy and security obligations on entities handling personal information of consumers (which, depending on the law may include employee data and business contact information) or households. The California Consumer Privacy Act (CCPA), the only such law currently in effect, requires covered companies to provide new disclosures to California consumers and provide such consumers ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations and allows for a new cause of action for data breaches. Additionally, a new privacy law, the California Privacy Rights Act, or the CPRA, was approved by California voters in the November 2020 election. The CPRA, which will take effect in most material respects in January 2023, modifies the CCPA significantly, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other U.S. states, including Colorado, Connecticut, Virginia, and Utah, have enacted similar—but not identical—laws. As our business is directed exclusively to business consumers, we may not be directly subject to all such consumer-directed privacy laws. Nonetheless, we must evaluate whether and to what extent we are required to comply with any such law; to the extent that we are subject to these or other privacy laws, we may be required to implement additional processes or procedures or change the way in which we do business, ultimately increasing costs and limiting our ability to collect, use, and share data subject to those laws.

Similarly, many foreign countries and governmental bodies, including the EU member states and the United Kingdom, have laws and regulations concerning the Processing of personal information obtained from their residents and individuals located in the EU or UK or by businesses operating within their jurisdiction, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the Processing of personal information that identifies, may be used to identify, or merely relates to an individual; this includes names, email addresses and, in some jurisdictions, IP addresses and other online or device identifiers. In particular, on April 27, 2016, the European Union adopted the General Data Protection Regulation 2016 / 679 (“EU-GDPR”) that took effect on May 25, 2018. The EU-GDPR repeals and replaces the EU Data Protection Directive 95 / 46 / EC, and it is directly applicable across EU member states. The EU-GDPR applies to any company established in the EU as well as to those outside the EU if they process Personally Identifiable Information, as defined under the EU-GDPR, related to the provision of goods or services to individuals in the EU or the monitoring of individuals’ behavior (for example, through online tracking) in the EU. The EU-GDPR enhances data protection obligations for businesses and provides direct legal obligations and potential liabilities for service providers processing Personally Identifiable Information on behalf of customers, including with respect to cooperation with European data protection authorities, implementation of security measures and keeping records of personal information processing activities. Moreover, the EU-GDPR requirements apply not only to third-party transactions, such as with our customers and service providers, but also to transfers of EU personal information between us and our subsidiaries, including employee information. Noncompliance with the EU-GDPR can trigger steep fines of up to €20 million or 4% of global annual revenues, whichever is higher.  Following the withdrawal of the United Kingdom from the EU, the United Kingdom now falls under the UK General Data Protection Regulation (the UK-GDPR), which is tailored by the Data Protection

Act of 2018, as amended. The UK-GDPR was drafted almost word for word from the EU-GDPR law text and revised to accommodate United Kingdom law rather than EU law.

In addition to the EU-GDPR, the EU also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications (“ePrivacy Regulation”) would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the EU-GDPR, the ePrivacy Regulation has been delayed but could be enacted sometime in the relatively near future. While the new regulation contains protections for those using communications services (for example, protections against online tracking technologies), the potential timing of its enactment significantly later than the EU-GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the EU-GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user’s terminal equipment, which may negatively impact our product offerings and our relationships with our customers. Preparing for and complying with the EU-GDPR and the ePrivacy Regulation (if and when it becomes effective) has required and will continue to require us to incur substantial operational costs and may require us to change our business practices. Despite our efforts to bring practices into compliance with the EU-GDPR and before the effective date of the ePrivacy Regulation, we may not be successful either due to internal or external factors such as resource allocation limitations or varying regulatory interpretation of these laws’ requirements. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects, consumer associations or others.

We also are—or would be—subject to data protection and information security laws in other jurisdictions in which we operate, including in the Philippines and Pakistan. Laws in these and other countries are continuing to evolve. With respect to all the foregoing, any failure or perceived failure by us to comply with applicable U.S., EU or other foreign privacy or data security laws, policies, industry standards or legal obligations, or any security incident that results in the unauthorized Processing of personal information or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Because global laws, regulations, industry standards and other legal obligations concerning privacy, data security, and information security have continued to develop and evolve rapidly, it is possible that we or our business may not be, or may not have been, compliant with each such applicable law, regulation, industry standard or other legal obligation.

Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy, data security, or information security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business.

Unauthorized or improper disclosure of personal information, breach of privacy, whether inadvertent or as the result of a cyber-attack or improperly by our employees, could result in liability and harm our reputation which could adversely affect our business, financial condition, results of operations and prospects.

Our business depends significantly upon technology infrastructure, telephone systems, data and other equipment and systems. Internal or external attacks on any of those could disrupt the normal operations of our facilities and impede our ability to provide critical solutions to our clients, thereby subjecting us to liability under our contracts. In addition, our business involves the use, storage, and transmission of information about our employees, our clients, and customers of our clients in connection with our solutions such as personal information of the customers of our clients. While we take measures to protect the security of, and against unauthorized access to, our systems, as well as the privacy of personal information and proprietary information, it is possible that our security controls over our systems, as well as other security practices we follow, may not prevent the improper access to or disclosure of personal information or proprietary information. Such disclosure could harm our reputation and subject us to significant liability under our contracts and laws that protect personal information, resulting in increased costs or loss of revenue. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide solutions. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area or any other kind of improper access to private personal information could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As previously noted, we experienced a security incident that impacted a portion of our systems, and, threat actors, may, in the future, attempt to penetrate our systems or those of our vendors or fraudulently induce our personnel or the personnel of our vendors to disclose information in order to gain access to our systems or data or seek to gain a fraudulent payment (such as through a phishing/wire fraud scheme). The number and complexity of these threats continue to increase over time. If a material breach of our information technology systems or those of our vendors occurs, the market perception of the effectiveness of our security measures could be harmed and our reputation and credibility could be damaged, resulting in increased costs and potential losses to the Company. For more information, see “Item 3D. Risk Factors—Risks Related to Our Business—We were the target of a cybersecurity attack that impacted a portion of our information technology systems.”

Our insurance coverage may not be adequate to cover losses associated with security incidents, and in any case, such insurance may not cover all of the types of costs, expenses and losses we could incur to address a security incident. As a result, we may be required to expend significant additional resources to protect against the threat of these issues or to alleviate problems caused by the same. In addition, we could be subject to regulatory actions and/or claims made by individuals and groups in private litigation related to data collection and use practices and other data privacy laws and regulations, including claims for misuse or inappropriate disclosure of data, as well as unfair or deceptive practices. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls and processes is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely and there can be no assurance that any measures we take will prevent cyberattacks or security incidents that could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our existing debt may affect our flexibility in operating and developing our business and our ability to satisfy our obligations.

As of June 30, 2022, we had total indebtedness of $104.7 million, including $89.7 million in lease liabilities. Our level of indebtedness may have significant negative effects on our future operations, including:

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

During the fiscal year ended June 30, 2022, 3.4% of our revenue was generated in currencies other than the U.S. dollar. A portion of our costs and expenses that were incurred outside of the United States were paid for in foreign currencies, mostly the local currencies of the Philippines, Jamaica, and Pakistan. During the year ended June 30, 2022, out of our total payroll and related costs, 25.2% were incurred in the Philippines Peso, 14.9% were incurred in the Jamaican Dollar and 9.8% were incurred in Pakistani Rupee. Because our financial statements are presented in U.S. dollars and revenues are primarily generated in U.S. dollars whereas some portion of the cost is incurred in foreign currencies, any significant unhedged fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we incur costs in local currencies will affect our results of operations and financial statements. This may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statements of financial position into U.S. dollars from local currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. See “Item 5A. Operating Results —Factors Affecting Our Operating Profit Margins” for more information.

In addition to our exposure to the Philippine Peso, Jamaican Dollar and Pakistani Rupee, we also have exposures to the Nicaraguan Cordoba, Great British Pound, Canadian Dollar, CFA Franc (XOF), Euro, and  Honduran Lempira. Of these, the Nicaraguan Cordoba is the most significant after the Philippine Peso, Jamaican Dollar and Pakistani Rupee.

As we increase our revenues from non-U.S. locations or expand our solution delivery or back office footprint to other international locations, this effect may be magnified. We engage in hedging strategies in an effort to reduce the adverse impact of fluctuations in foreign currency exchange rates, which may not be successful. See “Item 5A. Operating Results —Factors Affecting Our Operating Profit Margins” for more information.

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

Our facilities operate on leasehold property. Our leases are subject to renewal, and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our business and results of operation.

If our goodwill or amortizable intangible assets become impaired, we could be required to record a significant charge to earnings.

We had goodwill and other intangible assets totaling $14.9 million as of June 30, 2022. We review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. In the year ended June 30, 2022, we did not recognize any impairment of goodwill or intangible assets. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets were determined, negatively impacting our results of operations. For more information, please refer to our audited consolidated financial statements included at the end of this annual report.

Our ability to use our U.S. net operating loss carry forwards may be subject to limitation.

As of June 30, 2022, for income tax purposes, we had estimated U.S. federal net operating loss carry forwards of $18.9 million and U.S. state net operating loss carry forwards of $32.2 million, which will begin to expire in 2029. As of that same date, we had U.S. federal tax credits carry forward for income tax purposes of $2.5 million,  which will begin to expire in 2039. Our Canadian subsidiary had net operating loss carry forwards of $2.2 million, which will begin to expire in 2028. As of that same date, our European and UK subsidiaries had net operating loss carry forwards of $6.5 million, which can be carried forward indefinitely. Our Luxembourg subsidiary had net operating loss carry forwards of $1.1 million which will begin to expire in 2037. Our subsidiary in Senegal has net operating loss carry forwards of $1.8 million which will begin to expire in 2023. The timing and manner in which we may utilize net operating losses may be limited by tax rules regarding changes in ownership and a lack of future taxable income which could adversely affect our ability to utilize our net operating losses before they expire. In general, net operating losses in one country cannot be used to offset income in any other country and net operating losses in one state cannot be used to offset income in any other state. Accordingly, we may be subject to tax in certain jurisdictions even if we have unused net operating losses in other jurisdictions. Furthermore, each jurisdiction in which we operate may have its own limitations on our ability to utilize net operating losses or tax credit carryovers generated in that jurisdiction. These limitations may increase our U.S. federal, state or foreign income tax liability.

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

Transfer pricing regulations, to which we are subject, require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would reduce our profitability and cash flows.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union, the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes. In response to the Council’s findings, on December 31, 2018, the Bermuda government enacted the Economic Substance Act 2018, and related regulations, as subsequently amended (the “Substance Act”), with effect from July 1, 2019 for existing Bermuda entities, requiring certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes holding entities, and the legislation requires Bermuda companies engaging in a “relevant activity” to be locally managed and directed, to carry on core income generating activities in Bermuda, to maintain adequate physical presence in Bermuda, and to have an adequate level of local full time qualified employees and incur adequate operating expenditure in Bermuda. Under the Substance Act, any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities or may be struck as a registered entity in Bermuda. As a result of implementing the Substance Act, Bermuda does not currently appear on the Council’s list of “non-cooperative jurisdictions” for tax purposes, however, as of February 24, 2022, the Council has temporarily added Bermuda to the list of cooperative jurisdictions that have committed to implement good tax governance principles (Annex II, also known as the “Grey List”).  Bermuda expects to be removed from the Grey List in October 2022 and return to being “White Listed,” as it has fully complied with the additional requirements of the Council.  Although we believe we comply with the requirements of the Substance Act, we are not able to predict how the Bermuda authorities will interpret and enforce the Substance Act or the potential impact of compliance or noncompliance on our results of operations and financial condition.

Moreover, the current U.S. administration and certain members of the U.S. Congress have stated that one of their top legislative priorities is significant reform of the Internal Revenue Code.  On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022, which introduces a fifteen percent corporate minimum tax and a one percent excise tax on stock repurchases. We continue to evaluate the Inflation Reduction Act and its requirements, as well as its application to our business.

Prospective investors should consult their tax advisors regarding the potential impact to them of the Inflation Reduction Act and any subsequent legislative changes and administrative guidance to them.

Furthermore, the Organization for Economic Cooperation and Development (OECD) is leading an initiative under its base erosion and profit shifting (BEPS) project aimed at imposing a global minimum tax rate, with the intention of implementing the proposed “Pillar One” by mid-2023. We do not know when, or if, the OECD’s proposals will be adopted; however, such proposals may have implications for international companies based in Bermuda. At this stage it is difficult to predict whether and to what extent any legislative changes that are adopted to implement the OECD’s proposals will impact us.

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

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

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

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under Nasdaq corporate governance rules. A “controlled company” under Nasdaq corporate governance rules is defined as a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. Currently, our principal shareholder, TRGI, holds the right to appoint a majority of our board of directors pursuant to our bye-laws, making us a “controlled company” within the meaning of Nasdaq corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to elect not to comply with certain of corporate governance standards.

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

The market for our common shares can depend on the research and reports that securities or industry analysts publish about us or our business. There can be no assurance that analysts will continue to cover us or provide favorable coverage. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. Moreover, if one or more analysts downgrade our common shares or change their opinion of our common shares, our share price would likely decline.

Our future earnings and earnings per share, as reported under IFRS as issued by the IASB, could be adversely impacted by the Amazon Warrant and if Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and could adversely affect the market price of our common shares.

The Amazon Warrant increases the number of diluted shares reported, which has an effect on our fully diluted earnings per share. Further, the Amazon Warrant is presented as a liability in our audited consolidated balance sheet and is subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, future fluctuations in the fair value of the Amazon Warrant could adversely impact our results of operations. If Amazon exercises its right to acquire our common shares pursuant to the Amazon Warrant, it will dilute the ownership interests of our then-existing shareholders and reduce our earnings per share. In addition, any sales in the public market of any common shares issuable upon the exercise of the Amazon Warrant by Amazon could adversely affect the market price of our common shares.

For more information, see our audited consolidated financial statements included at the end of this annual report.

We may not pay any dividends. Accordingly, investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.

We have never declared or paid any dividends, other than (i) a dividend declared by one of our subsidiaries during the fiscal year ended June 30, 2017, the remaining $1.6 million of which was paid during the fiscal year ended June 30, 2019, and (ii) on July 21, 2020, our board of directors approved a one-time dividend of $4.0 million to our shareholders reflecting a portion of the cash generation from the business during fiscal year 2020. We currently do not plan to declare dividends on our common shares in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. The payment of dividends, if any, would be at the discretion of our board of directors and would depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant. Accordingly, if our board of directors deems it appropriate not to pay any dividends, our investors may only realize future gains on their investments if the price of their common shares increases, which may never occur.

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

Although this material weakness was determined by the Chief Executive Officer and Chief Financial Officer to be remediated as of June 30, 2021, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will prevent potential future material weaknesses. In addition, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required to date. Once we no longer qualify as an EGC, the independent registered public accounting firm that audits our financial statements will also be required to audit our internal control over financial reporting. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and the price of our shares. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements. Failure to comply with Section 404 or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations could potentially result in a loss in investor confidence in our reported financial information and subject us to sanctions or investigations by regulatory authorities.

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

We incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, operating results and financial condition.

As a public company, we incur significantly greater legal, accounting and other expenses than we incurred as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), and Nasdaq rules and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. As an EGC, we avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an EGC. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our shares could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

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

Based on our gross income and the average value of our gross assets, and our current share price, as well as the nature of our business, we do not expect to be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the current tax year or in tax years in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or, on average, at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our common shares, which is likely to fluctuate. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our common shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder.

Our executive officers, directors and principal shareholders have the ability to control all matters submitted to shareholders for approval.

Our executive officers, directors and shareholders owning more than 5% of our outstanding common shares, which we refer to as our principal shareholders, beneficially own shares representing approximately 74% of our outstanding common shares. As a result, if some or all of these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, amalgamation, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other shareholders may desire.

Our largest shareholder, The Resource Group International Limited, and its major shareholder, TRG Pakistan Limited, have substantial control over us and could limit your ability to influence the outcome of key transactions, including any change of control.

As of September 1, 2022, our largest shareholder, TRGI, beneficially owns, in the aggregate, approximately 30% of our outstanding common shares. As of June 30, 2022, TRG Pakistan Limited (“TRGP”), a publicly traded Pakistan corporation listed on the Pakistan Stock Exchange, beneficially owned 45% of TRGI’s outstanding voting securities (with an ability to vote up to 69% of TRGI’s total voting securities with the consent of the chief executive officer of TRGI). In addition, while TRGI has voting and dispositive control over its ibex shares, TRGP holds the economic interest in those shares. The members of the boards of directors of TRGP and TRGI have some overlap, and TRGP has the exclusive right to appoint three out of the seven directors at TRGI, with the remaining directors appointed jointly with or solely by other shareholders of TRGI. John Leone serves as a director of each of TRGP and TRGI and also serves as TRGI’s chairman. Mohammed Khaishgi serves as a director and the chief executive officer of TRGI.  Hasnain Aslam serves as a director and the chief executive officer of TRGP and also serves as a director and the chief investment officer of TRGI.

Additionally, pursuant to a stockholder’s agreement, dated September 15, 2017, between TRGI and us (the “TRGI Stockholder’s Agreement”), we will not take or commit to take, or cause or permit any of our subsidiaries to take, certain enumerated actions without TRGI’s consent, to be withheld or given in TRGI’s sole discretion. The TRGI Stockholder’s Agreement will remain in effect until the date that TRGI ceases to hold 10% or more of all shares issued by us, as measured on an as-converted basis. As a result, we expect that TRGP and TRGI will be able to exert significant influence over our business. TRGP and TRGI may have interests that differ from your interests and may cause TRGI’s shares in our company to be voted in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our share capital may have the effect of delaying, preventing or deterring a change of control of our company and its subsidiaries, as well as certain M&A activity and securities offerings, and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and may adversely affect the market price of our common shares. In addition, because of the terms of our bye-laws providing rights to TRGI, as the first-in-time shareholder of 25% or more of the nominal value of our voting shares, to appoint a majority of our directors, even if we no longer qualify as a foreign private issuer, we may be able to take advantage of many of the same exemptions from the Nasdaq corporate governance rules for as long as we continue to qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.” Our bye-laws provide that any shareholder holding 50% or more of the nominal value of our voting shares will have the right to appoint five directors to our board of directors. If there is no such 50% holder, then any shareholder holding 25% or more of the nominal value of our voting shares (first in time as compared to any other 25% shareholder) will have the right to appoint five directors to our board of directors.

A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our common shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common shares. As of September 1, 2022, we have 18,247,999 outstanding common shares. Certain of our security holders have rights, subject to some conditions, to require us to file registration statements covering common shares that it holds or to include their shares in registration statements that we may file for ourselves or for other shareholders.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.   History and development of the company

Company History

We were incorporated by TRGI in 2017 for the purpose of delivering solutions to help the world’s preeminent brands more effectively engage with their customers as a leading global customer experience (“CX”) company. Prior to June 30, 2017, our business was conducted through various wholly- or majority-owned portfolio companies of TRGI, which we refer to as the Continuing Business Entities. The predecessor companies for our Customer Engagement and Customer Expansion solutions were established in 1996 and acquired by TRGI in 2004. The predecessor company for our Customer Experience solution was established in 1984 and acquired by TRGI in 2004. The predecessor company for our Customer Acquisition business was founded as a subsidiary of TRGI in 2008.  On June 30, 2017, TRGI completed a series of transactions constituting the

Reorganization Transaction, and the Continuing Business Entities became our wholly owned direct and indirect subsidiaries.

In August 2020, we closed our initial public offering and our common shares were listed on Nasdaq.

We are an exempted company with limited liability under the laws of Bermuda, incorporated on February 28, 2017 under the name Forward March Limited. We changed our name to IBEX Limited on September 11, 2019. We maintain a registered office located at Crawford House, 50 Cedar Avenue, Hamilton HM11 Bermuda, and the telephone number for this office is (441) 295-6500. We maintain a website at http://www.ibex.co.  Our website and the information accessible through it are not incorporated into this annual report.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.

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

For more information see “Item 3D. Risk Factors—Risks Related to Our Common Shares. The reduced disclosure requirements applicable to EGCs may make our common shares less attractive to investors due to certain risks related to our status as an EGC.”

Controlled Company Status

A “controlled company” under Nasdaq corporate governance rules is defined as a company of which more than 50% of the voting power for the election of the directors is held by an individual, group or another company.  We qualify as a “controlled company” under Nasdaq rules because TRGI holds the right to appoint a majority of our board of directors pursuant to a provision in our bye-laws. We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and Nasdaq, which require that our audit committee have a majority of independent directors, and exclusively independent directors within one year following the effective date of our registration statement. For more information, see “Item 3D. Risk Factors—Risks Related to Being Incorporated in Bermuda—As a foreign private issuer and a controlled company, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.”

Recent Developments

New and Expanded Facilities

During fiscal year 2022, we opened new customer experience centers in Pittsburgh, Pennsylvania, and Tegucigalpa, Honduras, and expanded facilities in our offshore and nearshore regions, which added over 3,400 seats.  See “Item 5B. Liquidity and Capital Resources” for more information.

Stock repurchase program

In December 2021, we announced that our board of directors had authorized the repurchase of up to $20 million of the Company’s common stock. During the year, we repurchased an aggregate of 227,889 shares of our common stock at an average price of $14.92 per share. See “Item 16E. Purchases of Equity Securities By the Issuer and Affiliated Purchasers” for more information.

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

Leveraging our proprietary Wave X purpose-built technology platform, company culture and operational excellence, we help more than 130 clients create innovative and differentiated customer experiences to increase loyalty, enhance brand awareness and drive revenue in an era of rapid change and digital transformation.

We have transformed our business from a traditional business process outsourcer (BPO) of commoditized call center support to a technology-led provider and partner of choice for high-growth brands that are digitally transforming themselves. These brands span across e-commerce, retail, FinTech, HealthTech, streaming content, ride sharing and hospitality.

In fiscal year 2016, we pivoted our strategy to place a high priority on delivering great customer experiences across the customer lifecycle and to focus on clients who view CX as a competitive differentiator. Companies are looking for enhanced solutions beyond pure labor arbitrage. They require partners that can enhance their brand and customer loyalty. Key attributes include tech-led solutions, a highly connected culture and superior level of employee engagement, elevated branding, and a fast and effective path to operational proficiency. We call this BPO 2.0, and ibex is at the forefront of delivering these differentiated solutions at scale across our geographies.

Today, our business is experiencing significant growth with clients that require best-in-class performance and differentiated value propositions.

We are well-positioned for strong, sustainable, long-term growth.

Our revenues have increased organically at a compounded annual growth rate (“CAGR”) of 10.2%, growing from $227.4 million in the fiscal year ended June 30, 2014 (excluding any impact due to IFRS 15) to $493.6 million in the fiscal year ended June 30, 2022. This growth rate is significantly greater than that of our constituent markets, especially the BPO industry, which according to IDC, is expected to grow at a CAGR of 3.6% between 2020 and 2024.

In fiscal year 2022, we won 23 additional new customers across our Blue Chip and emerging New Economy client segments, bolstering our presence as a leading provider of customer engagement BPO and technology solutions in these spaces.

ibex.

The World's Leading Brands Trust ibex.

#1 Telecommunications Network	#1 Money Transfer Services	#1 Web Services	#1 Global Company	#1 Retail & E-commerce	#1 Shipping & Logistics	#1 Streaming Media & Content
#1 Cloud Based Restaurant Tech	#1 Extended Warranty	#1 Leading Set Top Box	#1 Crypto Exchange	#2 Ride Sharing Services	#2 Fitness Device	#1 & #2 Warehouse Clubs

The brands above selected ibex as a Challenger to their Champion.
We've earned 95% retention of our Top 20 Clients... **and now ibex is their Champion.**

Since the start of fiscal year 2016, we have attracted more than 75 new clients, which together represented approximately $342 million of revenue during in fiscal year 2022. This resulted in a 78% revenue CAGR from fiscal year 2016 to fiscal year 2022, and 49% revenue growth from fiscal year 2021 to fiscal year 2022. These clients represented 69% of our revenues in fiscal year 2022 and we expect them to continue to grow rapidly. Additionally, approximately 70% of these clients partner with us to provide them with integrated omni-channel solutions which we believe make our relationships with them stronger and more defensible. The remaining clients are mature brands that are equally committed to delivering amazing experience through voice channels.

We are extremely proud of the diversification we have achieved in our business. As we completed fiscal year 2015 and enacted our new strategy in fiscal year 2016 and beyond, our top five clients represented 75% of our business and our top 10 represented 82% of total business. Our 25th largest client spent less than $1 million dollars with us annually.

As we completed fiscal year 2022, these numbers vastly improved. During fiscal year 2022, our top five clients represented 39% of our business, and our top 10 clients represented 57% of total business. Our 25th largest client spent almost five times the amount it did in fiscal year 2015.

The following table demonstrates how impactful our strategy shift has been:

ibex.

FY22 Client Statistics (% of Revenue)

Top 5 Clients

39%

Top 25 Clients

84%

Top 10 Clients

57%

Largest Client

12%

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

In the last three fiscal years, we have experienced nearly 125% growth in nearshore/offshore capacity while shrinking our domestic capacity by more than 20%. As of June 30, 2022, 77% of our capacity resides in our high-growth offshore and nearshore markets.

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

In addition, with a broad network of 34 contact centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica, Honduras, and Nicaragua, enable us to offer untapped talent pools for high-quality service, operations with a close proximity to our professionals’ homes, competitive price points, and an existing brand affinity.  Moving forward, we are laser focused on growing our brand and market presence worldwide.

We deploy a customer-centric, employee driven culture which enables our workforce to do their best work on behalf of our clients.

We believe that we have one of the best cultures in the industry. As a testament to our culture, a meaningful portion of our workforce is made up of family, friends and colleagues who were referred to us by our employees. Our culture is distinctive – built by and for the individuals that represent our clients’ brands with each and every contact. Our commitment to those individuals exceeds anything in our industry, as evidenced by our unprecedented employee Net Promoter Score (ENPS) of 71.

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

Since the outbreak of COVID-19, we invested millions of dollars in employee health, safety and wellness programs to help identify, slow and stop the spread of the Pandemic in our facilities. These investments included transportation for our employees to and from our facilities, high-grade disinfection of our CX delivery centers, appropriate social distancing measures, technology investment to contract trace and curb spread, and company-paid vaccinations. We believe this investment in our employees underscores our commitment to our workforce and builds loyalty to our clients and our personnel.

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

Additionally, we closely monitor customer satisfaction via net promoter score (“NPS”) which is tracked through our annual Client Satisfaction Survey. Our most recent survey scored a NPS of 68 which indicates strong, mutually-beneficial relationships with clients built on the value they place in ibex services and solutions along with the level of service consistently being delivered.

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

Our CX delivery centers enable us to create a differentiated connection to our clients’ brands and their customers. In addition, with a broad growing network of 34 CX delivery centers spread across multiple geographies, we provide much needed geographic diversity for our clients. In particular, significant investments made in nearshore sites, such as Jamaica, Honduras, and Nicaragua, enable us to offer untapped talent pools for high-quality service, proximity to home operations, competitive price points, and an existing brand affinity. In the last three fiscal years, we have experienced nearly 125% growth in nearshore/offshore capacity while shrinking our domestic capacity by more than 20%. As of June 30, 2022, 77% of our capacity resides in our high growth offshore and nearshore markets.

●	Great Operational performance that leads to high Client Satisfaction and Retention – Our ability to build deep and trusted relationships with our clients is core to who we are. Since the end of our fiscal year 2018, we have successfully retained 95% of our top 20 clients, which represented approximately 95% of our revenue in fiscal year 2018.

Our Growth Strategy

Our goal is to grow our position as a key strategic partner to leading digital-first clients that require outsourced customer engagement solutions, especially as they look to deliver amazing customer experiences to digitally native customers.

Since 2016 we have transformed our business from a traditional BPO providing commoditized call center support to a leading tech-led provider and partner of choice for the digital economy.  Revenues from new clients won since fiscal year 2016 are approximately $342 million and have increased at a 78% CAGR and an increase of 49% from fiscal year 2021 to fiscal year 2022. Most of this growth is delivered out of our highly profitable nearshore and offshore regions. As of June 30, 2022, these regions represented 77% of our total seats.

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

Our Wave Zero launch model has become a competitive advantage for ibex in our land and expand approach. The result is a faster path to delivering results in the early stages of production resulting in a great position to expand quickly. This is evidenced by the revenues in year two and three of our client relationships increasing 2.0x to 3.5x of year one revenues.

The following table illustrates the success we have had with our new customer engine and our land and expand strategy since fiscal year 2016, as well as the acceleration of our new customer sales engine.

ibex.

New Client Cohort Data ($m) FY16-FY22

Year 1
Year 2
Year 3
$140
$120
$100
$80
$60
$40
$20
$-
FY16
FY17
FY18
FY19
FY20
FY21
FY22

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

ibex CX

Our CX business measures, monitors and manages our clients’ wholistic customer experiences. By offering a 360-degree CX approach, our clients harness the power of the data and customer feedback to differentiate themselves within today’s “customer expectation economy.” We enable our clients to improve retention of their customers, identify and manage service issues in real time, predict future behavior and outcomes, derive impact analysis scenarios and assign “action plans” throughout the enterprise.

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

With a broad and growing global network of 34 CX delivery centers, we provide geographic diversity for our clients. Our significant investments in nearshore sites such as Jamaica, Honduras, and Nicaragua enable us to offer untapped talent pools capable of delivering superior CX at competitive price points, and in many cases, an existing brand affinity.

ibex.

Flexibility @ scale: A global CX delivery infrastructure.

US
7 sites
2,900+ FTEs
Honduras
1 site
250+ FTEs
Nicaragua
4 sites
2,700+ FTEs
Jamaica
6 sites
6,200+ FTEs
UK
W@H
8 FTEs
Senegal
1 site
100+ FTEs
Pakistan
6 sites
7,000+ FTEs
Philippines
8 sites
10,600+ FTEs

We have become the largest BPO employer in Jamaica and Nicaragua with over 6,200 and 2,700 employees, respectively. In addition, we’ve become the largest provider and first mover in Bohol, Philippines, where we have over 1,900 employees. In fact, we are rated the number one digital CX outsourcer in each of those countries. We are also the largest BPO employer in Pakistan, which is a truly disruptive market for the industry.

We operate in the following geographies for our service offerings:

Customer Engagement

We operate 34 CX delivery centers located in the United States, the Philippines, Jamaica, Nicaragua, Pakistan, Honduras, Senegal and the United Kingdom. As of June 30, 2022, we have approximately 24,000 agents across these centers.

Customer Acquisition

We operate four acquisition-focused Centers of Excellence, one in Jamaica, one in the Philippines, and two in Pakistan, which are focused on customer acquisition on behalf of our clients. As of June 30, 2022, the number of agents dedicated to customer acquisition was more than 230.

Customer Experience Technology Solutions

We deliver our CX technology solutions to our clients primarily through a cloud-based delivery model. Our Analytics solution is an add-on solution, which includes technology such as omni-channel speech analytics utilizing artificial intelligence (AI) along with business analysts who provide various insights.

Our footprint is a strategic advantage, blending our site strategies for our clients between the Philippines, nearshore markets (Jamaica, Nicaragua and Honduras), and in a disruptive market like Pakistan.

This provides our clients with a balance of quality, cost and BCP (Business Continuity Plan) having their business placed with us across multiple regions. Of our largest 25 clients, we service 21 across multiple regions creating great market diversification and BCP. We also believe that providing services for our clients across multiple regions is a proxy for a partner oriented trusted relationship and is consistent with our “land and expand” client strategy.

Key Market Opportunities

The estimated total current addressable market for ibex is well over $100 billion, and is comprised of the following areas of opportunity:

●	Customer Engagement - The largest portion of ibex’s addressable market is the customer care segment within the BPO industry, which makes up the largest portion of the company’s revenue. Grand View Research estimates that the global business process outsourcing industry was valued at $245.9 billion in 2021 and is projected to expand at a CAGR of 9.1% from 2022 to 2030. According to International Data Corporation (“IDC”), a leading information technology research firm, the customer care segment is the largest horizontal market in the BPO industry, with approximately $77 billion of revenues in 2020 and expected to grow at a CAGR of 3.6% to $88.6 billion in revenues by 2024. IDC forecasts customer care BPO spend in the United States to grow to $51.6 billion by 2024.
●	Customer Acquisition - ibex Digital is enabled primarily by digital marketing which is one of the fastest growing segments of the media advertising industry. According to Statista.com, a leading market research company, it is projected that digital advertising expenditures in the United States will increase by more than 100 percent between 2019 and 2024. In that five year period, United States digital ad spend will grow from $132.46 to $278.53 billion. A significant portion of this fast-growing market consists of outsourced customer acquisition specialists, who have primarily adopted a pay-for-performance business model in which advertisers only compensate marketers once a target consumer has taken a particular action, such as filling out an information form or completing a purchase of a product or service.
●	CX Experience Management and Analytics - With unprecedented access to technology, data and choices, consumers have elevated expectations about being heard, as well as how companies act and respond in real time. As consumers gravitate toward digital channels (websites, mobile and social media), enterprises are seeking more technologically advanced solutions to collect data in real time and harness insights yielded by advanced analytics performed on those data to provide customized customer experiences. Markets and Markets, a leading B2B market research firm, forecasts that the global customer experience management market will grow at a 12.3% CAGR, from $9.5 billion in 2021 to $16.9 billion in 2026. Similarly, Market Research Future estimates that the global market for customer experience analytics will increase to $36.2 billion by 2030 with a CAGR of 16.4%.

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

Company Recognition

The Company has received the following awards since 2018:

ibex.

Proof of Success

Most Awarded BPO 2.0 Provider

2022 CUSTOMER Magazine Product of the Year Award

CUSTOMER

Silver Stevie Award for Customer Service Outsourcing Provider of 2022

THE STEVIE AWARDS

Best Place to Work 2020

Great Place To Work.

Best Place to Work Nicaragua 2021

Great Place To Work.

Best Place to Work Central America and the Caribbean 2021

Great Place To Work.

Best Place to Work for Women in Central America and the Caribbean 2021

Great Place To Work.

Nexus Illuminate 2019 Nearshore Company of the Year

Nearshore Americas

2018 Customer Value Leadership Award in North America.

FROST & SULLIVAN

2019 Growth Excellence Leadership Award

FROST & SULLIVAN

2020 Central America and Caribbean Company of the Year

FROST & SULLIVAN

●	2018 Customer Value Leadership Award for North America by Frost and Sullivan
●	2019 Growth Excellence Leadership Award by Frost and Sullivan
●	2019 Nexus Illuminate Nearshore Company of the Year by Nearshore America’s
●	2020 Frost & Sullivan Nearshore Company of the Year for Caribbean and Central America
●	2020 Best Place to Work
●	2021 Best Place to Work for Nicaragua
●	2021 Best Place Work in Caribbean and Central America
●	2021 Best Places for Women to Work in Caribbean and Central America
●	2022 Customer Magazine Product of the Year Award
●	2022 Silver Stevie Award for Customer Service Outsourcing Provider

Our Clients

As of June 30, 2022, we had over 130 clients. Our clients fit primarily within two categories. The first category is made up of mostly Fortune 500 brands, across a broad range of industries, such as telecommunications, cable, financial services, and healthcare, which have large customer bases and rely on outsourced providers to maximize customer retention and improve customer expansion. We refer to these clients as “blue chip” companies. Increasingly, clients in this category look to us as a nimble provider offering differentiated services as they face challenges in the wake of digital disruption. We apply our execution expertise and end-to-end CLX technology suite to enable these clients to adapt in a changing environment that requires a different type of customer experience for digital-native consumers. The second category of clients we serve are digitally-driven “disruptors.” We refer to these clients as the “New Economy” companies. They tend to be faster-growing brands in high-growth industry verticals, such as (but not limited to) technology, e-commerce and consumer services. Our New Economy business is designed to meet these needs for new economy verticals and high-growth requirements, with a focus on launch, speed-to-performance and scale. While many of these New Economy clients are smaller, fast growing companies, there are several Fortune 500 companies within that group, such as Amazon and one of the leading ride-sharing companies in the United States. The success of our New Economy initiative with high-growth technology, e-commerce and consumer services clients is a key driver in the increase of our revenue from non-voice channels, and, as a result, has a positive effect on our profitability. While most other client verticals operate under economics typical of the outsourced customer care industry, the success of our New Economy business vertical is a result of differentiating factors such as its growth trajectory, its contribution to profitability and the greater propensity for these clients to leverage digital forms of service delivery. During the fiscal year ended June 30, 2022, we derived approximately 37% of our consolidated revenue from our New Economy clients.

Our contracts with clients generally take the form of a master services agreement, which is a framework agreement that is then supplemented by one or more statements of work. Our master services agreements specify the general terms applicable to the services we provide. Our statements of work specify the specific services to be provided and associated performance metrics and pricing.

We are focused on building deep relationships at multiple levels within our clients’ businesses. Coupled with our ability to consistently perform at or above expectations, this has enabled us to expand the number of high value CLX solutions we provide for our clients. This approach, over time, has led to higher client retention rates.

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

Competition

The BPO markets in which we compete are highly fragmented. We believe this creates significant opportunity for a broad and differentiated provider like us. Although we do not believe any single competitor currently offers a directly comparable end-to-end CLX solution, we believe our integrated platform faces competition from a variety of companies which operate in distinct segments of the customer lifecycle journey. Based on our industry knowledge, traditional BPO companies are seeking to respond to these dynamics by taking steps to evolve into fully-fledged end-to-end customer lifecycle experience platforms, including through acquisitions. However, such initiatives have been limited due to the scarcity of actionable at-scale assets.

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

Privacy, Data Protection, and Cybersecurity Overview

We use, collect, store, transmit, transfer, and process customer data in the ordinary course of business. As our products are designed to assist business customers with customer support services, in the ordinary course of business, when providing its services, only a portion of the customer data that we use, collect, store, transmit, transfer and process constitutes personal data, personally identifiable information, personal information, or similar term (collectively herein “personal information”). In the course of providing our services, we obtain personal information in the form of business contact information of our customers, suppliers, customers, prospects, and other persons. We also obtain personal information from employees, contractors, applicants, whether current, former, or prospective and, as applicable, family members or designees. We also may obtain personal information about our customers’ end users. Certain personal information that we collect and/or process from any of these persons, including from our customers about their end users, may include information that is considered “special” or “sensitive” data under applicable law.

We are required to comply with local, state, federal, and foreign laws and regulations pertaining to the collection, storage, transmission, transferring, processing, and security of personal information. Regulators around the globe, and in countries in which we operate, have promulgated and are continuing to adopt laws, implementing regulations, and guidance pertaining to the collection, storage, transmission, transferring, processing, and security of personal information. The applicability of these laws, regulations, and guidance is continually evolving, sometimes uncertain, and in some circumstances, conflicting between and among jurisdictions. Although certain of these laws are not applicable to business contact information or employee data, these laws still remain pertinent to our operations. Further, regulators are continuing to propose and adopt new laws designed to safeguard personal information and to provide additional rights to data subjects. We anticipate that the volume and scope of such laws will increase, and, as a result, our costs and efforts to comply with such laws will increase. It may be costly to implement security or other measures designed to comply with these laws. Any actual or perceived failure to safeguard personal information or other information in our possession or control, appropriately destroy or redact such data, or otherwise comply with these regulations may subject us to litigation, regulatory investigations, or enforcement actions, thus causing damage to our reputation and adversely affect our ability to attract or retain customers.

Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the terms of our service contracts typically require that we comply with applicable laws and regulations. In some of our service contracts, we are contractually required to comply even if such laws and regulations apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for our clients to comply with requirements that are applicable to them. If we fail to comply with any applicable laws and regulations, we may be restricted in our ability to provide services and may also be the subject of civil or criminal actions involving penalties, any of which could have a material adverse effect on our operations. Our clients generally have the right to terminate our contracts for cause in the event of regulatory failures, subject to notice periods. See “Item 3D. Risk Factors” for more information.

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

See “Item 3D. Risk Factors  - Risks Related to Being Incorporated in Bermuda” for more information.

C.   Organizational structure

Please refer to Exhibit 8.1 for a complete list of our subsidiaries and their ownership.

D.   Property, plant and equipment

Facilities and Delivery

As of June 30, 2022, we operated 34 delivery centers in the following countries:

	Number of	Number of
Country	centers	workstations
United States	7	2,445
Philippines	8	7,825
Pakistan	6	2,300
Jamaica	6	5,477
Nicaragua	4	2,710
Honduras	1	428
Senegal	1	204
United Kingdom	1	15
Total	34	21,404

Leases for our delivery and data centers have a range of expiration dates from October 2022 to July 2029, and typically include a renewal option for an additional term.

Our executive management offices are located in Washington, D.C., which consist of approximately 5,300 square feet of office space, the term of which is set to expire on November 30, 2027. This facility currently serves as the headquarters for senior management and the financial, information technology and administrative departments.

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

A.   Operating Results

Overview

We are a leading provider of customer support services that helps drive extraordinary customer experiences for the world’s most recognized brands. We combine our strong heritage of delivering world-class CX operations delivery with best-in-class services and solutions that span omnichannel customer engagement and support, digital marketing and customer experience management to help our clients measure customer sentiment and deliver a superior CX to their end-customers. Leveraging our proprietary Wave X purpose-built technology platform, company culture and operational excellence, we help over 130 clients create innovative and differentiated customer experiences to help increase loyalty, enhance brand awareness and drive revenue in an era of rapid change and digital transformation.

Key Factors Affecting Our Performance

We believe that the following factors have affected our results of operations for the year ended June 30, 2022.

COVID-19

Now more than two years into the Pandemic, client demand for our services has remained strong and we were successful at growing our revenue despite the challenges presented by COVID-19. The high level of client demand and our ability to continue to sell our services at an accelerating pace reflects the robust nature of our client base and our revenue pipeline.

During fiscal year 2020, we incurred $6.1 million (net of client reimbursements), including $4.8 million for temporary housing, meals and transportation for over 1,600 employees in the Philippines during lockdowns that shut down public transportation. In fiscal year 2021, we invested approximately $13 million in employee health, safety and wellness to help identify, slow and stop the spread of the virus in our facilities. Those investments included transportation for our employees to and from our facilities, high-grade disinfection of our CX delivery centers, appropriate social distancing measures, technology investment to contract trace and curb spread, and company-paid vaccinations. In fiscal year 2022, as social distancing restrictions have subsided and business has begun to return to normal in most of the geographies in which we operate, we have seen our expenses related to the Pandemic decrease to $3.4 million.  We continue to incur costs related to employee health and wellness, such as additional cleaning costs in our facilities, which we now consider to be part of our ongoing operating costs. In many cases, we were successful in protecting our margins by negotiating price increases from our clients to cover these additional costs.

We believe that the Pandemic continues to present risks and opportunities for our business. Any weakening of the economy, including but not limited to the Pandemic, rising global inflation and rising interest rates, could have an impact on consumer demand for goods and services, thus impacting demand from consumer-facing businesses for customer support. On the other hand, our client base has a heavy preponderance of companies that either provide online services, are enablers of the online economy, or are inflation resistant (such as healthcare providers), and are likely to see continued demand for their services despite these global economic uncertainties.

For additional details on the effect of COVID-19 on our performance, see “Item 3D. Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 and its variants on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the Pandemic.”

Client Concentration

We have actively pursued and been successful at diversifying our client base. In fiscal year 2020, approximately 44% of our consolidated revenue was generated by our three largest clients, which were heavily concentrated in the telecom and cable industries.  In fiscal year 2022, our largest client accounted for 12%, and our three largest clients accounted for 27%, respectively, of our consolidated revenue. Two of our top three clients were acquired following fiscal year 2016.

A number of factors that have impacted our revenues during the three years ended June 30, 2022 are discussed below:

New Client Wins

As a result of our land and expand strategy, we have been successful in winning an increasing number of new client engagements, and subsequently increasing our revenues with these clients year over year. Historically, our in-year new client wins have generated 2.0x to 3.5x revenue in the second and third years of the engagement.

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

Pricing

Our revenues are dependent upon both volumes and unit pricing for our various CLX services. Client pricing is often expressed in terms of a base price as well as, in limited cases, with bonuses and occasionally penalties depending upon our achievement of certain client objectives. In fiscal year 2022, as a result of tightening in the global labor market and corresponding labor inflation, as well as additional facilities expenses now being incurred due to the Pandemic, we have pursued and been successful at negotiating price increases or cost of living adjustments with many of our clients.

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

Factors Affecting our Operating Profit Margins

A number of factors that have affected our operating profit margins during the three fiscal years ended June 30, 2022 are discussed below:

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

As our geographic delivery location mix has continued to shift toward offshore and nearshore locations, we have continued to invest in additional facilities in Jamaica, Nicaragua, the Philippines and Honduras, and expect this capacity to be absorbed quickly as we continue to see high demand for these regions.

Labor Costs

When compensation levels of our employees increase, we may not be able to pass on such increased costs to our clients or do so on a timely basis, which tends to depress our operating profit margins if we cannot generate sufficient offsetting productivity gains. We have continued to see increasing wage pressure in all of our geographies, in part brought on by the current global inflation and labor shortage, which is increasing competition for contact center agents from other sectors of the economy. Over time, we have offset these wage increases with higher agent quality and increased productivity, leading to financial improvements. Furthermore, our overall labor cost as a percentage of revenue is impacted by the aforementioned shift in delivery location from onshore delivery centers to nearshore and offshore centers.

Attrition Among Customer Facing Agents

The outsourcing industry is generally characterized by high employee turnover. Such turnover has a significant impact upon profitability as recruiting and training expenses are incurred to replace departing agents. Attrition in the United States, though high as compared to other regions, has decreased slightly in fiscal year 2022 mainly driven by the deployment of the work at home model.  Conversely, our Customer Acquisition solution and our offshore and nearshore operations have historically experienced lower levels of turnover relative to the United States. Other considerations such as company culture, work conditions and general employee morale are key factors that impact employee turnover.

Delivery Location

We generate significantly greater profit margins from our work carried out by agents located in offshore and nearshore geographies compared to our work carried out from locations in the United States. As a result, our operating margins are significantly influenced by the proportion of our work delivered from these higher margin locations. Over time we have expanded and further diversified our delivery network by adding facilities in these locations offering a significant relative cost advantage. Our percentage of workstations in nearshore and offshore centers increased to 76.8% from 73.9% as of June 30, 2022 and 2021, respectively.

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

COVID-19

In fiscal year 2022, we incurred approximately $3.4 million of additional costs for employee health, safety and wellness to help identify, slow and stop the spread of the virus in our facilities. As long as the Pandemic persists, we expect to continue incurring these costs to maintain healthy workplaces and employees.

Net Effect of Currency Exchange Rate Fluctuations

While substantially all of our revenues are generated in U.S. dollars, a significant portion of our operating expenses are incurred outside of the United States and paid for in respective foreign currencies, principally the local currencies of the Philippines, Jamaica and Pakistan. During the three fiscal year ended June 30, 2022, out of our total employee benefits expenses, 25.2% were incurred in the Philippine Pesos, 14.9% were incurred in the Jamaican Dollar and 9.8% were incurred in Pakistani Rupee. As a result, our operations are subject to the effects of changes in exchange rates against the U.S. dollar. See “Item 3D. Risk Factors” and Note 22.1.2 to our audited consolidated financial statements included at the end of this annual report.

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

Capacity Utilization

Capacity Utilization is an efficiency metric used within our business. We define Capacity Utilization as the number of on-site workstations in use plus the number of work at home seats divided by the number of on-site workstations, for the period under consideration, across all facilities in the region. In fiscal year 2020, during the height of the Pandemic, we saw capacity utilization over 100% in the nearshore region due primarily to a higher work at home employee population and / or higher on-site workstation seat turns. During fiscal year 2022, capacity utilization decreased to 69% from 77% in the prior year as we continued to invest primarily in nearshore expansion, while experiencing lower utilization rates due to pandemic related restrictions, which have now been lifted in all regions.  This will free up approximately 10,000 seats which we can deploy for our robust revenue backlog in the coming year.

The following table displays our capacity utilization by region for the fiscal years ended June 30, 2022, 2021, and 2020, respectively.

	As of June 30, 2022
	Total Production
	Workstations	In Use	Utilization %
Offshore	7,825	5,575	71%
Nearshore	8,615	5,072	59%
United States	2,445	1,890	77%
Rest of world(1)	2,519	2,310	92%
Total	21,404	14,847	69%

	As of June 30, 2021
	Total Production
	Workstations	In Use	Utilization %
Offshore	7,335	5,195	71%
Nearshore	5,909	5,213	88%
United States	2,153	1,773	82%
Rest of world(1)	2,519	1,528	61%
Total	17,916	13,709	77%

	As of June 30, 2020
	Total Production
	Workstations	In Use	Utilization %
Offshore	6,170	4,453	72%
Nearshore	3,743	3,878	104%
United States	2,513	2,226	89%
Rest of world(1)	2,430	1,894	78%
Total	14,856	12,451	84%

(1)	Rest of world includes workstations in Pakistan, Senegal and the United Kingdom.

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

Throughout fiscal year 2022, our Workstation Seat Turns were negatively impacted by the safety protocols that were necessary as a result of the Pandemic. For more information, please see “Risk Factors—The COVID-19 pandemic has adversely impacted our business and results of operations. The ultimate impact of COVID-19 and its variants on our business, financial condition and results of operations will depend on future developments which are highly uncertain and cannot be predicted at this time, including the scope and duration of the pandemic and actions taken by federal, state and local governmental authorities in the United States, governmental authorities in our international sites and our clients in response to the pandemic.”

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

Finance Expenses

Finance costs consist principally of interest paid on right-of-use leases and borrowings, and bank fees.

Income Tax (Expense) / Benefit

Income tax (expense) / benefit consists of the corporate income tax to be paid on our corporate profit, including deferred tax.

Results of Operations

The following summarizes the results of our operations for the three fiscal years ended June 30, 2022:

	Fiscal Year ended June 30,
US$ in thousands	2022	2021	2020
Revenue	$493,572	$443,662	$405,135

Payroll and related costs	342,139	296,799	276,255
Share-based payments	1,851	4,521	359
Reseller commission and lead expenses	12,908	13,749	17,328
Depreciation and amortization	34,179	28,197	24,472
Fair value adjustment	(2,310)	9,732	3,138
Other operating costs	75,005	76,865	64,070
Income from operations	$29,800	$13,799	$19,513

Finance expenses	(8,797)	(9,034)	(9,428)
Income before taxation	$21,003	$4,765	$10,085

Income tax benefit / (expense)	1,987	(1,918)	(2,315)
Net income for the year	$22,990	$2,847	$7,770

Fiscal Years Ended June 30, 2022 and 2021

Revenue

Our revenue was $493.6 million in fiscal year 2022, an increase of $49.9 million, or 11.2%, compared to the prior year. Since our shift to the digital-first marketplace in fiscal year 2016, the clients we have won now make up more than $342 million, or 69%, of our current revenues. We partner with approximately 70% of these clients to provide integrated omni-channel solutions which we believe make our relationships with them stronger and more defensible. Our global operational excellence and client-first focus has yielded a 49% annual revenue growth rate over fiscal year 2021 for these clients. We won 23 new clients during the year, primarily in the Retail and E-Commerce, FinTech and HealthTech verticals. New clients launched in fiscal year 2022 contributed approximately $49 million of revenue in the year, and on average, clients won in the current year typically contribute approximately 2.0 to 3.5 times more revenue over the next two years. Our client concentration continues to improve. In the fiscal year ended June 30, 2022, our top five clients represented 39% of overall revenue, down from 50% in the prior year. By vertical market, Retail and E-Commerce increased to 19.4% of annual revenue, compared to 18.0% in the prior year. FinTech and HealthTech, where we made strategic investments in early fiscal year 2020, increased significantly to 26.0% of annual revenue in the current year, compared to 14.6% in fiscal year 2021.  Conversely, telecommunications decreased to 18.1% of annual revenue, compared to 29.3% in the prior year.

Operating Expenses

We incurred costs related to COVID-19 of approximately $3.4 million ($1.6 million non-recurring, as defined below) and $13 million ($8.3 million non-recurring, as defined below), in fiscal years 2022 and 2021, respectively, for employee health, safety and wellness to help identify, slow and stop the spread of the virus in our facilities, including local transportation for our employees to and from our facilities, rapid testing, company-paid vaccinations, high-grade disinfection of our CX delivery centers, and appropriate social distancing measures.  Non-recurring costs are defined as those that are expected to end once the Pandemic operating restrictions are lifted by local governments.

Total operating expenses were $463.8 million in fiscal year 2022, an increase of $33.9 million, or 7.9%, compared to last year. The increase in operating expenses was primarily due to an increase in payroll and related costs by $45.3 million and an increase in depreciation and amortization of $6.0 million, partially offset by a decrease in the fair value adjustment related to the Amazon warrant of $12.0 million, a decrease in share-based payments of $2.7 million, a decrease in other operating expenses by $1.9 million, and a decrease in reseller commissions and lead expenses by $0.8 million.

Payroll and related costs were $342.1 million in fiscal year 2022, an increase of $45.3 million, or 15.3%, compared to the prior year. As a percent of revenue, payroll costs increased to 69.3% compared to 66.9% in the prior year. This percentage increase was primarily driven by upfront costs associated with ramping new clients during the year.

Share-based payment expense were $1.9 million in the fiscal year ended June 30, 2022, a decrease of $2.7 million, compared to the prior year. The decrease was primarily related to higher share based payment expense in the prior year due to the initial public offering.

Reseller commissions and lead expenses were $12.9 million in the fiscal year ended June 30, 2022, a decrease of $0.8 million, or 6.1%, compared to the prior year. The decrease was primarily due to lower year over year revenue associated with this expense.

Depreciation and amortization expense increased $6.0 million (including a decrease in right-of-use depreciation of $0.2 million), or 21.2%, to $34.2 million in the current year compared to the prior year. The increase in depreciation and amortization was related to the expansion of existing and opening of new delivery centers primarily in the nearshore region. As a percentage of revenue, depreciation and amortization expense has increased slightly, to 6.9% in the current year compared to 6.4% in the prior year, as we have expanded capacity to meet the growing demand in our revenue pipeline.

The decrease in the fair value adjustment related to the Amazon warrant was directly related to the decrease in the Company’s stock price compared to the prior year.

The $1.9 million decrease in other operating costs was primarily attributable to a $7.8 million decrease in non-recurring costs primarily due to lower local transportation expenses related to COVID-19, a $1.1 million reversal of bad debt expense on collected receivables that had been previously reserved, offset by $4.2 million in additional facilities expenses related to new delivery centers, $1.8 million related to additional investments in technology, and $0.9 million in additional travel primarily due to the lifting of COVID-19 restrictions.

Income from operations

Income from operations was $29.8 million compared to $13.8 million in the fiscal year ended June 30, 2021.

The increase was primarily due to lower non-recurring costs related to COVID-19, a positive impact from the fair value adjustment related to the Amazon warrant, and a decrease in share-based payments expense, offset by higher depreciation and amortization related to our capacity expansion over the last two years.

Finance Expenses

Finance expenses were $8.8 million in the fiscal year ended June 30, 2022, a decrease of $0.2 million compared to the same period in 2021, primarily due to a decrease in interest on borrowings partially offset by higher interest on lease liabilities.

Income Tax Benefit / (Expense)

Income tax benefit was $2.0 million in fiscal year ended June 30, 2022, a decrease of $3.9 million compared to the $1.9 million income tax expense in the prior year, primarily due to a tax restructuring that allowed the Company to recognize approximately $4.0 million in tax benefits from previously unrecognized net operating losses.

Net income for the year

As a result of the factors described above, net income for the year was $23.0 million in the fiscal year ended June 30, 2022, an increase of $20.1 million, compared to $2.8 million in the prior year.

Comparison of the Fiscal Years Ended June 30, 2021 and 2020

A comparison of fiscal years 2021 and 2020 can be found in “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended June 30, 2021, which was filed with the SEC on October 14, 2021.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of our performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

Adjusted net income and pro forma adjusted earnings per share

We define “adjusted net income” as net income before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments.

We use adjusted net income and pro forma adjusted earnings per share internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that adjusted net income and pro forma adjusted earnings per share are meaningful indicators of performance as it reflects what we believe is closer to the actual results of our business performance by removing items that we believe are not reflective of our underlying business. We also believe that adjusted net income and pro forma adjusted earnings per share may be widely used by investors, securities analysts and other interested parties as a supplemental measure of performance.

Adjusted net income and pro forma adjusted earnings per share may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Because of these limitations, you should consider adjusted net income and pro forma adjusted earnings per share in conjunction with other IFRS-based financial performance measures, including net income from operations, net income, and our other IFRS financial results.

The following table provides a reconciliation of net income to adjusted net income for the periods presented:

	Year ended June 30,
	2022		2021		2020
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount	Per Share	Amount		Per Share
Net income	$22,990	$1.26	$2,847	$0.16	7,770		$0.60	(f)
Net income margin	4.7%		0.6%		1.9%

Non-recurring expenses	3,256	0.18	10,203	0.58	6,482		0.50
Amortization of warrant asset	250	0.02	517	0.03	705		0.05
Foreign currency translation loss / (gain)	(40)	(0.00)	198	0.01	(195)		(0.02)
Fair value measurement of share warrants	(2,310)	(0.13)	9,732	0.55	3,138		0.24
Share-based payments(a)	1,851	0.10	4,521	0.26	359		0.03
Gain on disposal of fixed assets	-	-	-	-	(10)		(0.00)
Gain on lease terminations	(150)	(0.01)	(923)	(0.05)	-		-
Impairment of intangibles	-	-	-	-	777		0.06
Total adjustments	$2,857	$0.16	$24,248	$1.37	11,256		$0.87
Tax impact of adjustments(b)	(1,226)	(0.07)	(3,519)	(0.20)	(1,977)		(0.15)
Adjusted net income and adjusted earnings per share	$24,621	$1.35	$23,576	$1.34	17,049		$1.32
Adjusted net income margin	5.0%		5.3%		4.2%

Weighted average shares outstanding(c)	18,232,399	$1.35	17,649,446	$1.34	12,936,962		$1.32
Dilutive impact of shares issued on August 7, 2020(d)	-	$-	-	$-	3,199,609		$(0.23)
Dilutive impact of preferred share conversion on August 7, 2020(d)	-	$-	-	$-	1,785,565		$(0.13)
Dilutive impact of share-based compensation and the Amazon warrant(d)	468,669	$(0.03)	735,475	$(0.06)	462,785		$(0.02)
Pro forma adjusted weighted average shares outstanding - diluted and pro forma adjusted earnings per share - diluted	18,701,068	$1.32	18,384,921	$1.28	18,384,921	(e)	$0.93	(e)
(a)	Includes phantom stock expense
(b)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdiction.
(c)	For fiscal years ended June 30, 2022, and 2021, this represents the weighted average shares outstanding – basic, and for the fiscal year ended June 30, 2020, this represents weighted average shares outstanding – diluted.
(d)	Represents the dilutive impact of:
(i)	an incremental 3,199,609 weighted average shares outstanding for the year ended June 30, 2021, as a result of our initial public offering completed on August 7, 2020,
(ii)	an incremental 1,785,565 shares outstanding due to the conversion of preferred shares to common shares in connection with our initial public offering on August 7, 2020 and
(iii)	incremental weighted average shares outstanding resulting from vesting of awards under share-based compensation plans and vesting of the Amazon warrant, using the treasury stock method (as applicable) during the periods presented.
(e)	For the fiscal year ended June 30, 2020, we are providing “pro forma adjusted earnings per share – diluted” to illustrate the impact on the calculation of adjusted earnings per share of taking into account the dilutive impact of the shares issued in our initial public offering on August 7, 2020, the dilutive impact of the preferred share conversion on August 7, 2020, and the dilutive impact related to vesting of awards under share-based compensation plans and the Amazon warrant on the calculation of weighted average shares outstanding – diluted, resulting in pro forma adjusted weighted average shares outstanding – diluted. We have used 18,384,921 shares, the pro forma adjusted weighted average shares outstanding – diluted for year ended June 30, 2021, to calculate pro forma adjusted earnings per share– diluted for the year ended June 30, 2020. We believe that pro forma adjusted earnings per share – diluted presented for June 30, 2020, is useful information for investors because it enhances comparability between the pre- and post-IPO periods. This non-GAAP measure may not be comparable to other similarly titled measures of other companies, has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB.
(f)	See Note 20 to our audited consolidated financial statements included in elsewhere in this annual report for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent and weighted average shares outstanding – basic and diluted. For the periods noted, the amount represents net income divided by the weighted average shares outstanding – diluted for the period presented.

Adjusted EBITDA

We define “EBITDA” as net income before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax expense, and depreciation and amortization (including depreciation on right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable.

We use Adjusted EBITDA internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance. We believe that Adjusted EBITDA is a meaningful indicator of the health of our business as it reflects our ability to generate cash that can be used to fund capital expenditures and growth. Adjusted EBITDA also disregards non-cash or non-recurring charges that we believe are not reflective of our long-term performance. We also believe that Adjusted EBITDA is widely used by investors, securities analysts and other interested parties as a supplemental measure of performance and liquidity.

Adjusted EBITDA may not be comparable to other similarly titled measures of other companies and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Some of these limitations are as follows:

●	although depreciation and amortization expense is a non-cash charge, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
●	Adjusted EBITDA is not intended to be a measure of free cash flow for our discretionary use, as it does not reflect: (i) changes in, or cash requirements for, our working capital needs; (ii) debt service requirements; (iii) tax payments that may represent a reduction in cash available to us; and (iv) other cash costs that may recur in the future;
●	other companies, including companies in our industry, may calculate Adjusted EBITDA for similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider Adjusted EBITDA in conjunction with other IFRS-based financial performance measures, including cash flows from operating activities, investing activities and financing activities, net income and our other IFRS financial results.

The following table provides a reconciliation of net income to adjusted EBITDA for the years presented:

	Year ended June 30,
US$ in thousands	2022	2021	2020

Net income for the year	$22,990	$2,847	$7,770
Net income margin	4.7%	0.6%	1.9%

Finance expenses	8,797	9,034	9,428
Income tax (benefit) / expense	(1,987)	1,918	2,315
Depreciation and amortization	34,179	28,197	24,472
EBITDA	$63,979	$41,996	$43,985
Non-recurring expenses	3,256	10,203	6,482
Amortization of warrant asset	250	517	705
Foreign currency translation loss / (gain)	(40)	198	(195)
Fair value measurement of share warrants	(2,310)	9,732	3,138
Share-based payments(a)	1,851	4,521	359
Gain on disposal of fixed assets	—	—	(10)
Gain on lease terminations	(150)	(923)	—
Impairment of intangibles	—	—	777
Adjusted EBITDA	$66,836	$66,244	$55,241

Adjusted EBITDA margin	13.5%	14.9%	13.6%
(a)	Includes phantom stock expense

Adjusted EBITDA Margin

We calculate “Adjusted EBITDA margin” as Adjusted EBITDA divided by revenue. Adjusted EBITDA margin was 13.5% for the year ended June 30, 2022 compared to 14.9% in the prior year, and decreased compared to the prior year primarily due to costs associated with ramping new business, particularly in the first and fourth quarters.

Adjusted EBITDA margin increased to 14.9% for the fiscal year ended June 30, 2021 compared to 13.6% in the prior year, and increased primarily due to strong revenue growth driven from digital-first clients, expanding margins due to expansion in nearshore and offshore regions, along with increasing onshore margins, and an increase in operating leverage, partially offset by higher recurring expenses related to COVID-19 and incremental ongoing costs related to our recent listing as a public company.

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

Market value of common shares / fair market value of warrants

The Company was listed on a public marketplace (NASDAQ) as of June 30, 2021 and June 30, 2022, the Company used the Black-Scholes valuation model to calculate the fair value of the share options/awards on the grant date and to calculate the fair value of warrants. The calculation of fair value includes the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

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

•	The share price.
•	The strike price.
•	Volatility determined based on historical prices of our shares.
•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.
•	The risk-free interest rate.

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

Share-based payments expense

The share-based payments expense is recognized in our consolidated statement of profit or loss and comprehensive income (loss). The key assumptions made in relation to the share-based payments are set out in Note 19 to our audited consolidated financial statements included at the end of this annual report.

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

B.   Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents, cash flows from operations, and borrowings under credit facilities, described in more detail below in “Financing Arrangements.” We use these resources to finance our operations, expand current delivery centers and open new delivery centers, invest in upgrades of technology, service offerings, and for other strategic initiatives, such as acquiring or investing in complementary businesses or intellectual property rights. Our future liquidity requirements will depend on many factors, including our growth rate and the timing and extent of spending to engage in the activities mentioned above. We believe that our existing cash balance together with cash generated from our operations, and availability under our existing revolving credit facilities and other financing arrangements will be sufficient to meet our liquidity requirements for at least the next twelve months.

As of June 30, 2022 and 2021, the unused availability under our revolving credit facilities and lines of credit was $50.5 million and $33.6 million, respectively.

Cash Flows

The following discussion highlights our cash flow activities during the last three fiscal years.

	Year ended June 30,
US$ in thousands	2022	2021	2020
Net cash inflow / (outflow) from
Operating activities	$50,129	$25,897	$51,719
Investing activities	(24,892)	(20,173)	(4,835)
Financing activities	(33,277)	30,429	(33,867)
Effects of exchange rate difference on cash and cash equivalents	(971)	(181)	(20)
Net (decrease) / increase in cash and cash equivalents	$(9,011)	$35,972	$12,997
Cash and cash equivalents at beginning of the period	57,842	21,870	8,873
Cash and cash equivalents at the end of the period	$48,831	$57,842	$21,870

Cash and cash equivalents

As of June 30, 2022, we had cash and cash equivalents of $48.8 million, including $7.2 million located outside of the United States, and $4.2 million that is subject to certain local regulations on repatriation. As of June 30, 2021, we had cash and cash equivalents of $57.8 million, including $6.9 million located outside of the United States, and $3.0 million that is subject to certain local regulations on repatriation. Our cash position as of June 30, 2022 decreased primarily due to the net paydown of $11.1 million on our revolving line of credit.

Cash Flows from Operating Activities

Net cash inflow from operating activities during the fiscal year ended June 30, 2022 was $50.1 million compared to $25.9 million during the fiscal year ended June 30, 2021. The increase in net cash inflow from operating activities was primarily driven by stronger operating results (including lower non-recurring expenses), improved working capital, and lower cash taxes paid in fiscal year 2022.

Net cash inflow from operating activities during the fiscal year ended June 30, 2021 was $25.9 million compared to $51.7 million during the fiscal year ended June 30, 2020. The change in net cash inflow from operating activities was primarily driven by an improvement in operating results offset by an increase in trade receivables related to a large client reverting to standard payment terms, timing of cash payments for trade payables and an increase in cash taxes paid in fiscal year 2021.

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

Cash Flows from Investing Activities

During the year ended June 30, 2022, we had net expenditures of $24.9 million on investing activities, primarily related to the purchase of property and equipment of $24.6 million and purchase of intangible assets of $1.3 million, as we continued to invest heavily in nearshore and offshore capacity expansion, offset by a dividend received from the joint venture of $1.0 million.

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

Cash Flows from Financing Activities

During the year ended June 30, 2022, we expended $33.3 million on financing activities, primarily related to a $11.1 million net decrease in our line of credit, repayment of borrowings of $6.8 million, net payments of $12.0 million on lease obligations, and $3.4 million in share buybacks.

Net cash inflow from financing activities of $30.4 million during the fiscal year ended June 30, 2021 was primarily related to net proceeds of $63.1 million from our IPO, payments of $1.1 million in listing costs, a $0.8 million net increase in our line of credit, net repayment of borrowings of $9.4 million and related party loans of $1.6 million, the payment of $17.5 million on lease obligations (including $5.5 million prepayments on high interest leases), and a dividend distribution of $4.0 million to our principal shareholder.

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

Our cash resources could also be affected by various risks and uncertainties. For additional information, please see the section entitled “Risk Factors.”

Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures. While we believe that free cash flow provides useful information to investors in understanding and evaluating our liquidity position in the same manner as our management, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their cash flows differently, which may reduce the value of free cash flow as a comparative measure. The following table presents a reconciliation of net cash provided by operating activities to free cash flow, the most directly comparable financial measure calculated and presented in accordance with IFRS, for each of the periods indicated.

	Year ended June 30,
US$ in thousands, unaudited	2022	2021	2020

Net cash provided by operating activities	$50,129	$25,897	$51,719
Less: Cash capital expenditures	25,919	20,823	5,265
Free cash flow(1)	$24,210	$5,074	$46,454

Excluded from free cash flow from are the principal portion of right-of-use lease payments of $13.3 million, $10.8 million, and $9.1 million for the years ended June 30, 2022, 2021, and 2020, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

Free cash flow between fiscal years 2022 and 2021 increased to $24.2 million from $5.1 million in the prior year, due to an increase in net cash provided by operating activities paritally offset by an increase in capital expenditures over the prior year as we continued to invest primarily in nearshore capacity expansion.

Free cash flow between fiscal years 2021 and 2020 decreased to $5.1 million from $46.5 million in the prior year, driven by a decrease in net cash provided by operating activities primarily due to an increase in our trade receivables balance as one of our larger clients reverted to standard payment terms towards the end of fiscal year 2021, as well as an increase in cash capital expenditures of $15.6 million, including new capacity with social distancing requirements

Dividend to TRGI

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

PNC Credit Facility

In November 2013, our subsidiary Ibex Global Solutions, Inc. (formerly known as TRG Customer Solutions, Inc.) entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. In March 2021, the PNC Credit Facility was amended to join Digital Globe Services, LLC, TelSatOnline, LLC and 7 Degrees, LLC as borrowers, with the maximum revolving advance amount increased to $60 million. In September 2021, the PNC Credit Facility was amended to join iSky, LLC as a borrower.  In June 2022, the PNC Credit Facility was amended to increase the maximum revolving advance amount to $80 million, with the ability to request increases, up to a maximum revolving advance amount of $95 million (contingent upon lender approval), change the reference rate used from LIBOR to Term SOFR and extend the maturity date to May 2026.  Borrowings under the PNC Credit Facility bear interest at SOFR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, and iSky, LLC. The PNC Credit Facility balance as of June 30, 2022 and 2021 was $11.2 million and $22.3 million, respectively.

Loans with First Global Bank Limited

In January 2018, our subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The balance of the loan was $0.2 million and $0.5 million, as of June 30, 2022 and 2021, respectively.

In November 2018, our subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments following initial disbursement in January 2019, triggering a bullet payment after 36 months in January 2022, with an option to renew for an additional 24 months.  In January, 2022, the option to renew was exercised and the remaining balance of the loan of $0.5 million extended to mature in January 2024, at a variable rate of 6% per annum.  The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The balance of the loan was $0.4 million and $0.7 million, as of June 30, 2022 and 2021, respectively.

In October 2019, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non-revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly installments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets. The balance of the loan was $0.1 million and $0.4 million, as of June 30, 2022 and 2021, respectively.

In March 2020, our subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2 million non-revolving demand loan with First Global Bank Limited. Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. Each loan is to be paid in 36 equal monthly installments, commencing 30 days after the first disbursement of loan funds. The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. The balance of the $0.6 million non-revolving demand loan is $0.2 million and $0.4 million, as of June 30, 2022 and 2021, respectively. The balance of the $2 million non-revolving demand loan is $0.7 million and $1.2 million as of June 30, 2022 and 2021, respectively.

In July 2022, all IBEX Global Jamaica Limited loans with First Global Bank Limited were paid in full.

JS Bank Limited Loans

In May 2020, the Group’s subsidiary, IBEX Global Solutions (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $1.0 million (PKR165 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term.

Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of Virtual World (Private) Limited and Ibex Global Bermuda Ltd. and is secured by the current and fixed assets of IBEX Global Solutions (Private) Limited, plus the receivables of IBEX Global Bermuda Ltd. The balance of the loan was $0.2 million and $0.8 million as of June 30, 2022 and 2021, respectively.

In May 2020, the Group’s subsidiary, Virtual World (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $0.8 million (PKR 120 million) under a government-initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of IBEX Global Solutions (Pvt) Ltd. and IBEX Global Bermuda Ltd and is secured by the current and fixed assets, plus the assignment of certain receivables of Virtual World (Pvt) Limited. The balance of the loan was $0.1 million and $0.6 million, as of June 30, 2022 and 2021, respectively.

Receivables Financing Agreement with Citibank, N.A.

In June 2015, our subsidiary, Ibex Global Solutions, Inc., entered into a supplier agreement with Citibank, N.A. (the “Citibank Receivables Financing Agreement”). Pursuant to the Citibank Receivables Financing Agreement, Citibank provides payment to Ibex Global Solutions, Inc. for accounts receivable owed to Ibex Global Solutions, Inc. from one of our largest clients and its various subsidiaries and affiliates located in the United States. All payments from Citibank to Ibex Global Solutions, Inc. are subject to a discount charge. The discount rate used to calculate the discount charge is the product of (i) the SOFR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 1.40% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2022 and 2021 averaged approximately 0.17% and 0.17% of net sales, respectively.

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

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms. The average discount during the fiscal year ended June 30, 2021 was approximately 1.8% of net sales. On June 16, 2021, we terminated the Receivables Financing Agreement.

Total debt

As of June 30, 2022, our outstanding debt under our credit facilities and leases amounted to $104.7 million. Of this amount, $28.4 million represented the current portion of such borrowings and $76.3 million represented the long-term portion of such borrowings. As of June 30, 2021, our outstanding debt under our credit facilities and leases amounted to $112.5 million. Of this amount, $38.8 million represented the current portion of such borrowings and $73.7 million represented the long-term portion of such borrowings.

Net debt

We define “net debt” as total debt (borrowings and leases) less cash and cash equivalents. We believe that net debt provides useful information to investors in understanding and evaluating our ability to pay off debt. Our use of net debt has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may adjust their debt differently, which may reduce the value of net debt as a comparative measure.

Net debt is calculated below:

	June 30,	June 30,
US$ in thousands, unaudited	2022	2021
Borrowings
Current	$14,689	$26,716
Non-current	338	1,801
	$15,027	$28,517
Leases
Current	13,705	12,121
Non-current	76,004	71,878
	$89,709	$83,999
Total debt	$104,736	$112,516
Cash and cash equivalents	48,831	57,842
Net debt	$55,905	$54,674

The increase in net debt is primarily due to higher lease obligations on new sites in offshore and nearshore locations offset by our strong operating cash flow.

Contractual obligations

For a discussion of contractual obligations, such as leases, short and long term financing arrangements, defined benefit obligations, and purchase obligations, please refer to our audited consolidated financial statements included at the end of this annual report.

A.	Research and development activities

Not applicable.

D.   Trend information

For a discussion of trends, see “Item 4B. Business Overview” and “Item 5A. Operating Results.”

E.   Critical Accounting Estimates

For a discussion of critical accounting estimates, see “Item 5A.  Operating Results – Critical Accounting Estimates and Judgments.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table sets forth the name, age as of September 1, 2022 and position of each of our executive officers and directors. Unless otherwise stated, the business address for all of our executive officers and members of our board of directors is c/o IBEX Limited, 1717 Pennsylvania Avenue NW, Suite 825, Washington, DC 20006, USA.

Name	Age	Position
Executive Officers
Robert Dechant	60	Chief Executive Officer
Karl Gabel	58	Chief Financial Officer
Christy O’Connor	53	General Counsel and Assistant Corporate Secretary
David Afdahl	48	Chief Operating Officer
Jeffrey Cox	53	President, IBEX Digital
Bruce Dawson	58	Chief Sales and Client Services Officer
Julie Casteel	61	Chief Strategic Accounts Officer

Non-Employee Directors
Mohammed Khaishgi	55	Chairman
Daniella Ballou-Aares	47	Director
John Jones	67	Director
Shuja Keen	46	Director
John Leone	49	Director
Fiona Beck	57	Director
Gerard Kleisterlee	75	Director

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

Christy O’Connor has served as our General Counsel and Assistant Corporate Secretary since March 2018. From 2015 to 2018, Ms. O’Connor worked for Alorica, a provider of customer management outsourcing solutions, as the Chief Legal and Compliance Officer from 2015 through 2017 and as a legal advisor thereafter. From 2014 to 2015, Ms. O’Connor was the General Counsel and Chief Legal Officer at SourceHOV. From 2011 to 2014, Ms. O’Connor was the Deputy General Counsel for Stream Global Services. Ms. O’Connor holds a B.A./M.A. from the University of Chicago, a J.D. from St. Mary’s University School of Law and a degree in International Law from the University of Innsbruck.

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

Jeffrey Cox has served as President of IBEX Digital since 2008, when he founded Digital Globe Services Limited. Mr. Cox has over twenty years of wireless and cable sales and operations experience and has held executive positions in sales channel development and execution, on and off-line marketing programs and call center sales and operations for some of the world’s most recognized brands. Mr. Cox holds a B.A. degree from San Diego State University.

Bruce Dawson has served as our Chief Sales and Client Services Officer since 2017. From 2016 until 2017, he held the same role for IBEX Global Solutions, one of the Continuing Business Entities. From 2014 until 2016, Mr. Dawson served as U.S. Nearshore Regional Director for Atento S.A. Prior to joining Atento S.A., Mr. Dawson served at SITEL Corporation from October 2012 to March 2014 and Stream Global Services from October 2008 to August 2012. Mr. Dawson has held management positions at various companies in the BPO industry bringing experience from the software and telecommunications sector. He holds a B.A. degree in psychology from Denison University.

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

Our Non-Employee Directors

Mohammed Khaishgi served as our Chief Executive Officer from September 2017 through June 2019 and Chairman of our board of directors since September 2017. Mr. Khaishgi is a founding partner, Chief Executive Officer and a director of TRGI, our largest shareholder. Prior to being appointed Chief Executive Officer in 2021, Mr. Khaishgi served as TRGI’s Chief Operating Officer, having served in that position since TRGI’s inception.  At TRGI, Mr. Khaishgi is responsible for overseeing TRGI’s day-to-day operations, including management and oversight of its portfolio of direct holdings.  Prior to joining TRGI, Mr. Khaishgi was a Senior Director at Align Technology, where he managed Align’s offshore delivery center and back-office services operations. Mr. Khaishgi was also previously a Senior Investment Officer at the World Bank’s International Finance Corporation (the “IFC”) where he was responsible for the IFC’s portfolio of investments in the Asian telecommunications and technology sectors. Mr. Khaishgi received his undergraduate degree in electrical engineering from the University of Engineering and Technology in Lahore, Pakistan, an additional B.A. degree in philosophy, politics and economics from the University of Oxford where he was a Rhodes Scholar, and a M.B.A. degree from Harvard Business School.

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

Fiona Beck has served as a member of our board since July 2020. Ms. Beck has held senior executive and director positions in large infrastructure companies focused on the telecommunications and technology sectors, including as the President and Chief Executive Officer of Southern Cross Cable Limited, a submarine fiberoptic cable company, for 13 years. Ms. Beck currently serves as a director of Ocean Wilsons Holding Ltd (LON: OCN), Oakley Capital Investments Ltd. (LON: OCI), and a director of Atlas Arteria International Ltd (ASX: ALX). She also serves as a director of the Bermuda Business Development Agency, focusing on the technology and financial technology sectors. Ms. Beck previously served as a director of Twilio IP Holding Ltd (a subsidiary of Twilio Inc., NYSE: TWLO), a cloud-based communications platform, to February 2021. Ms. Beck holds a Bachelor of Management (Hons.) degree in finance and accounting from University of Waikato, New Zealand and is a chartered accountant.

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

Board Diversity Matrix Disclosure

In compliance with Nasdaq’s Board Diversity Rule, the table below provides information regarding our directors’ diversity information.  The information presented below is based on voluntary self-identification responses received from each director. Each of the categories listed in the table below has the meaning as it is used in Nasdaq Rule 5605(f).

Board Diversity Matrix (as of September 1, 2022)
Country of Principal Executive Offices			Bermuda
Foreign Private Issuer			Yes
Disclosure Prohibited Under Home Country Law			No
Total Number of Directors			8
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	3
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	3

B.   Compensation

Our directors and executive officers earned an aggregate amount of approximately $5.9 million for services provided in fiscal year 2022, including approximately $3.1 million of salary, $1.8 million of commissions and bonuses, $0.8 million of share-based payments, and $0.2 million of pension, retirement and similar benefit plans.

The equity ownership of our executive officers and directors is described below under the heading “Item 7A. Major Shareholders.”

In addition, our board of directors adopted an equity benefit plan, as amended from time to time, as described under “IBEX Limited 2020 Long Term Incentive Plan” pursuant to which a total of 1,987,326.13 common shares are authorized for issuance (as further described below). In fiscal year 2022, we granted certain executive officers a total of 568,344 restricted stock units. We have also granted other non-executive employees a total of 178,800 options at exercise prices between $13.25 and $20.11 and 72,500 restricted stock awards. For more information on share based compensation plans see footnote 19.

Restricted Share Plan

On December 21, 2018, our board of directors and shareholders approved and adopted the 2018 Restricted Share Plan (the “2018 RSA Plan”). As of June 30, 2022, awards covering an aggregate of 1,841,660 common shares had been made, of which 1,789,315 common shares have vested.

The following description of the 2018 RSA Plan is qualified in its entirety by the full text of the 2018 RSA Plan, which has been previously filed with the SEC as an exhibit.

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

Phantom Stock Options

Phantom Stock Plans

In February 2018, IBEX Global ROHQ, IBEX Global Solutions (Philippines) Inc., and in March 2018, IBEX Global Jamaica Limited, each adopted a phantom stock plan (“Phantom Stock Plan”), which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of IBEX Limited at the time of exercise and the exercise price of the option per share.

On February 1, 2021, we terminated the Phantom Stock Plan for IBEX Global ROHQ. All IBEX Global ROHQ plan participants and phantom stock options were transferred to the IBEX Global Solutions (Philippines) Inc. Phantom Stock Plan.  The IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited Phantom Stock Plans were amended and restated as of February 16, 2021. The maximum number of phantom stock options available for issuance under the IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited plans are 400,000 and 200,000 respectively. These Phantom Stock Plans shall continue until the earlier of June 30, 2025 or termination by the Ibex Limited board of Directors pursuant to the terms of the plan. As of June 30, 2022, an aggregate amount of 124,353 phantom stock options are exercisable and an aggregate amount of 187,673 phantom stock options are outstanding under those plans.

IBEX Limited 2020 Long Term Incentive Plan

On May 20, 2020 (“Effective Date”), our board of directors and shareholders approved and adopted the 2020 LTIP.  Effective as of January 14, 2022, the LTIP was amended and restated to provide for an increase of an additional 700,000 shares available under the LTIP. As of June 30, 2022, awards covering an aggregate of 1,462,393 common shares in the form of shares or share options had been made, of which 578,127 are exercisable.

The following description of the 2020 LTIP, as amended, is qualified in its entirety by the full text of the Ibex Limited Amended 2020 Long-Term Incentive Plan, as filed with the SEC on March 2, 2022, as an exhibit to Form S-8.

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

Administration

The 2020 Long Term Incentive Plan will be administered by the “Administrator,” as defined below.

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

Available Shares

Subject to adjustment, a maximum 1,987,326 common shares may be awarded under the 2020 LTIP. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

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

C.   Board Practices

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of eight members. Our bye-laws provide that our board of directors shall consist of up to ten directors, with such number to be determined by us at each annual general meeting. Our directors generally hold office for such terms as our shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

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

We are a “controlled company” under the rules of Nasdaq because TRGI holds the right to appoint a majority of our board of directors pursuant to a provision in our bye-laws.  See “Item 7A. Major Shareholders.” We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the Nasdaq listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and the rules of Nasdaq, which require that our audit committee have a majority of independent directors, and exclusively independent directors within one year following the effective date of our registration statement.

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

As of June 30, 2022, we had 29,987 employees worldwide. The following table sets forth our employees by functional area:

Function	Number of Employees	Percent of Total
Production agents	24,195	80.7%
Production support	3,862	12.9%
Software engineers	242	0.8%
Technology, telephony and network infrastructure	379	1.3%
Data scientists and engineers	69	0.2%
Sales and marketing	98	0.3%
Digital advertising operations	137	0.5
Corporate (management, administration, finance, legal, human resources)	1,005	3.4%
Total	29,987	100.0%

None of our employees belong to a labor union and we have never suffered a material interruption of business as a result of a labor dispute. We consider our relations with our employees worldwide to be good.

Culture

We believe that we have established a strong workplace culture which is key to our ability to attract and retain our talented workforce around the globe. Our culture is built on four core values: respect, integrity, transparency and excellence. We strive to maintain a culture in which our leaders are coaches and mentors and our employees have a voice and sense of purpose and feel valued and respected. Furthermore, we believe we have established a distinctive corporate culture characterized by innovation, speed and organizational agility. We encourage strong teamwork, which enables our talented workforce to design and deliver innovative solutions to our clients around the globe to optimize their customer lifecycle experience.

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

E.   Share ownership

The total number of common shares beneficially owned by our directors and executive officers as of September 1, 2022 was 2,325,314 which represents 12.7% of the total shares of the Company. See table in “Item 7A. Major Shareholders.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of September 1, 2022 by:

●	each of our directors;
●	each of our executive officers;
●	all of our directors and executive officers as a group; and
●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares, and who are referred to as our major shareholders.

As of September 1, 2022, we had 18,247,999 issued and outstanding common shares, which includes 104,454 unvested restricted common shares. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, to receive the economic benefit of ownership of the securities, or has the right to acquire such powers within 60 days. For purposes of calculating percentage ownership in the below table, common shares subject to options, restricted stock units, warrants or other convertible or exercisable securities that are currently convertible or exercisable or convertible or exercisable within 60 days of September 1, 2022 are deemed to be outstanding and beneficially owned by the person holding such securities. Common shares issuable pursuant to share options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not outstanding for computing the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares. As of September 1, 2022, we had 126 holders of record in the United States with approximately 58.3% of our issued and outstanding common shares.

Name	Number	Percent
Major Shareholders:
TRGI(1)	5,378,915	29.5%
PineBridge Global Emerging Markets Partners II, L.P.(2)	2,019,739	11.1%
Muhammad Ziaullah Khan Chishti(3)	1,704,160	9.3%
Stowers Institute for Medical Research(4)	1,182,380	6.5%
Ameriprise Financial, Inc.(5)	970,088	5.3%

Executive officers and directors:
Mohammed Khaishgi(6)	905,048	4.9%
Robert Dechant(7)	312,257	1.7%
Karl Gabel(8)	146,785	*
Christy O'Connor(9)	54,528	*
David Afdahl(10)	78,401	*
Jeff Cox(11)	462,693	2.5%
Bruce Dawson(12)	59,203	*
Julie Casteel(13)	49,846	*
Daniella Ballou-Aares(14)	15,060	*
John Jones(15)	22,496	*
Shuja Keen(16)	181,360	*
John Leone	-	*
Fiona Beck(17)	11,500	*
Gerard Kleisterlee(18)	26,137	*
All executive officers and directors as a group (fourteen persons)(19)(20)	2,325,314	12.7%

*	Represents beneficial ownership of less than one percent (1%) of outstanding common shares.
(1)	TRGP is the largest shareholder of TRGI and, as a result of its relationship with TRGI, may be deemed to beneficially own the shares beneficially owned by TRGI. TRGP disclaims beneficial ownership of the shares beneficially owned by TRGI. As of June 30, 2022, TRGP beneficially owned 45.3% of TRGI’s outstanding voting securities (with an ability to vote up to 69% of TRGI’s outstanding voting securities with the consent of the CEO of TRGI). TRGI has sole voting and sole dispositive control over its shares in ibex, however, TRGP holds the economic interest in those shares. The address for TRGI is Crawford House, 50 Cedar Avenue, Hamilton HM11, Bermuda. The address for TRGP is 24th Floor, Sky Tower West Wing, Dolmen, HC-3, Block 4, Marine Drive, Clifton, Karachi - 75600, Pakistan.
(2)	Based solely on information contained in a Schedule 13D filed with the SEC on January 5, 2022, PineBridge Global Emerging Markets Partners II, L.P. reported shared voting power and shared dispositive power of 2,019,739 shares. PineBridge Global Emerging Markets Partners II, L.P.’s address is 65 East 55th Street, New York, New York 10022 United States.
(3)	Based solely on information contained in a Schedule 13G filed with the SEC on March 24, 2022, Muhammad Ziaullah Khan Chishti reported sole voting power and sole dispositive power of 1,704,160 shares. Muhammad Ziaullah Khan Chishti’s address is 105 Paseo Concepcion de Gilberto Gracia, Harbor Plaza 801, San Juan, PR 00901.
(4)	Based solely on information contained in a Schedule 13G filed with the SEC on February 4, 2022, Stowers Institute for Medical Research reported sole voting power of 1,158,188 and sole dispositive power of 1,182,380 shares. Stowers Institute for Medical Research’s address is 4500 Main St., 9th Floor, Kansas City, MO 64111 United States.
(5)	Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2022, Ameriprise Financial, Inc. reported shared voting power of 935,053 shares and shared dispositive power of 970,088 shares. Ameriprise Financial, Inc.’s address is 145 Ameriprise Financial Center, Minneapolis, MN 55474 United States.
(6)	Mr. Khaishgi’s holdings include (a) 854,980 common shares and (b) 50,068 common shares underlying vested stock options.
(7)	Mr. Dechant’s holdings include (a) 215,266 common shares, (b) 10,288 unvested restricted common shares, which vest monthly in increments of 932 shares, and (c) 86,703 common shares underlying vested stock options.
(8)	Mr. Gabel’s holdings include (a) 119,723 common shares and (b) 27,062 common shares underlying vested stock options.

(9)	Ms. O’Connor’s holdings include (a) 39,260 common shares and (b) 15,268 common shares underlying stock options.
(10)	Mr. Afdahl’s holdings include (a) 50,547 common shares, (b) 552 unvested restricted common shares, which vest in October 2022, (c) 1,888 unvested restricted common shares, which vest monthly in increments of 208 shares, and (d) 25,414 common shares underlying vested stock options.
(11)	Mr. Cox’s holdings include (a) 439,146 common shares, (b) 2,222 unvested restricted common shares, which vest monthly in increments of 243 shares, and (c) 21,325 common shares underlying stock options.
(12)	Mr. Dawson’s holdings include (a) 42,765 common shares and (b) 16,438 common shares underlying vested stock options.
(13)	Ms. Casteel’s holdings include (a) 34,948 common shares and (b) 14,898 common shares underlying vested stock options.
(14)	Ms. Ballou-Aares’ holdings include (a) 12,994 common shares and (b) 2,066 common shares underlying vested stock options.
(15)	Mr. Jones’ holdings include (a) 12,994 common shares and (b) 9,502 common shares underlying vested stock options.
(16)	Mr. Keen’s holdings include (a) 178,582 common shares and (b) 2,778 common shares underlying vested stock options.
(17)	Ms. Beck’s holdings include (a) 10,953 common shares and (b) 547 unvested restricted common shares which vest October 2022.
(18)	Mr. Kleisterlee’s holdings include (a) 21,987 common shares, and (b) 1,250 unvested restricted common shares which vest quarterly in increments of 625 shares, and (c) 2,900 common shares underlying vested stock options.
(19)	Total executive officer and director holdings include (a) 2,034,145 common shares and (b) 16,747 unvested restricted common shares and (c) 274,422 common shares underlying vested stock options.
(20)	Except as otherwise set forth below, the address of the beneficial owner is c/o IBEX Limited, 1717 Pennsylvania Avenue NW, Suite 825, Washington, DC 20006, USA.

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

Registration Rights Agreements

On September 15, 2017, we entered into a registration rights agreement whereby we granted certain registration rights to TRGI, including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act, our common shares held by them. In addition, we have committed to file as promptly as possible after receiving a request from TRGI a shelf registration statement registering secondary sales of our common shares held by TRGI. TRGI also has the ability to exercise certain piggyback registration rights in respect of common shares held by it in connection with registered offerings requested by other holders of registration rights or initiated by us.

Amazon is entitled to customary shelf and piggy-back registration rights with respect to the shares issued upon exercise of the Amazon Warrant.

Limitations of Liability and Indemnification Matters

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Bermuda law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

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

Software Services Agreement with Afiniti

Pursuant to a Standard Terms and Conditions agreement and Commercial Schedule, each dated November 14, 2017, between our subsidiary Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. dba IBEX Global Solutions and SATMAP Incorporated dba Afiniti, Inc., Afiniti Inc. may provide certain intelligent call routing services to IBEX Global Solutions in exchange for a fee equal to $1,800 per supported call center seat per year for up to 2,000 call center seats. Under these agreements, IBEX Global Solutions had a prepayment credit with Afiniti Inc. equal to $1.1 million as of June 30, 2022.

Sublease of Office Space

Pursuant to an agreement dated December 15, 2021, Ibex Global Solutions, Inc. and TRG Holdings LLC have agreed to sublease and share office space in Washington, D.C. leased by Ibex Global Solutions, Inc. The term of the sublease ends on October 31, 2024.  The lease amount payable by TRG Holdings LLC under this sublease is $12,203 per month, commencing on November 1, 2022, plus fifty percent (50%) of all operating expenses, real estate taxes and any additional charges as such are defined in the master lease.

Pursuant to an agreement dated June 30, 2018, Ibex Global Solutions, Inc. f/k/a TRG Customer Solutions, Inc. and iSky, Inc. agreed to sublease office space in Washington, D.C. leased by TRG Holdings, LLC. On July 1, 2018, iSky, Inc. exercised its right to terminate the sub-lease agreement and effectively Ibex Global Solutions, Inc. became the sole sub-lessee. The lease amount payable under this sublease is $26,616 per month with nominal increases that go into effect as of July 1, 2020 and thereafter. The lease was terminated effective June 30, 2021.

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

B.   Significant Changes

We are not aware of any significant changes other than what has been discussed in other parts of this annual report. Please refer to Note 30 of our audited consolidated financial statements beginning on page F-1 for a discussion of subsequent events.

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

U.S. Federal Income Tax Consequences

The following discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our common shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case, in effect and available on the date of this annual report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

For the purposes of this discussion, a “U.S. holder” is a beneficial owner of common shares that is (or is treated as), for U.S. federal income tax purposes:

●	an individual who is either a citizen or resident of the U.S.;
●	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state of the U.S. or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person within the meaning of the Code.

If a partnership holds common shares, the tax treatment of a partner and such partnership will generally depend upon the status of the partner and upon the activities of the partnership.

We will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our common shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

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

Under the Code and subject to the discussion below under “Medicare Tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-U.S. corporation (other than a corporation that is classified as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation: (a) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of the Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information provision; or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the U.S. Our common shares are listed on the Nasdaq Global Market, which has been determined to be an established securities market in the U.S. Based on the foregoing, we are considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.

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

Medicare Tax

An additional 3.8% tax (“Medicare Tax”) is imposed on all or a portion of the “net investment income” (which includes taxable dividends and net capital gains, adjusted for deductions properly allocable to such dividends or net capital gains) received by: (i) U.S. holders that are individuals with modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers, $125,000 in the case of married individuals filing separately); and (ii) certain trusts or estates.

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

In the event we were treated as a PFIC, the tax consequences under the default PFIC regime described above could be avoided by either a “mark-to-market” or “qualified electing fund,” or QEF, election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the common shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such common shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of: (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year; or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of common shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).

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

Foreign Account Tax Compliance Act (“FATCA”) and Related Provisions

Under certain circumstances, the company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance, notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign passthrough payments” made on or after the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthrough payment,” if such payments are not exempt from such withholding. The company believes, and this discussion assumes, that the company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign passthrough payments,” including the treatment of proceeds from the disposition of common shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to common shares.

Specified Foreign Financial Assets

Certain individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares, including the application of the rules to their particular circumstances.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2022. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2022.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of June 30, 2022. In making this assessment, our management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, our management has determined that our internal control over financial reporting was effective as of June 30, 2022.

Our management continues to evaluate and improve the internal control environment, including our disclosure controls and procedures and internal controls over financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting as defined in Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO served as our independent registered public accounting firm for fiscal year 2021. Deloitte has served as our independent registered public accounting firm for fiscal year 2022. Our accountants’ fees for professional services are as follows:

	Year ended June 30
	2022	2021
Audit Fees	$992,000	1,979,654
Audit-related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total fees and services	$992,000	1,979,654

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

There were no “Audit-related Fees,” or “Tax Fees,” or “Other Fees” during the fiscal years 2022 or 2021.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 8, 2021, we announced that our board of directors had authorized the repurchase of up to $20 million of our common stock.

Our proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The actual timing, number, and dollar amount of repurchase transactions will be determined by management at its discretion and will depend on a number of factors including, but not limited to, the market price of our common shares, general market and economic conditions, and compliance with Rule 10b-18 and/or Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our board of directors will review the repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. We expect to fund the repurchases under this program with our existing cash balance.

The repurchase program does not obligate us to acquire any particular amount of common shares, and the repurchase program may be suspended or discontinued at any time at our discretion.

	(a)	(b)	(c)	(d)
Month of Treasury Stock Repurchase	Total Number of Shares Purchased	Average Price paid per Share	Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
December 29-31, 2021	9,713	$ 13.69	9,713	$ 19,866,779
January 1-31, 2022	47,275	$ 13.89	47,275	$ 19,208,598
February 1-28, 2022	68,111	$ 14.56	68,111	$ 18,215,103
March 1-31, 2022	34,983	$ 15.91	34,983	$ 17,657,431
April 1-30, 2022	35,383	$ 15.59	35,383	$ 17,104,733
May 1-31, 2022	32,423	$ 15.73	32,423	$ 16,593,650
June 1-30, 2022	1	$ 16.00	1	$ 16,593,634

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 28, 2021, BDO LLP (“BDO”) resigned, at the request of the Company, as the Company’s independent registered public accounting firm. On that same date, the Company appointed Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022, which was subsequently ratified at the annual general meeting of shareholders of the Company on March 16, 2022.

The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on October 29, 2021.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.17

Fourteenth Amendment, dated March 2, 2021, to the Revolving Credit and Security Agreement, dated November 8, 2013, by and among Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, and PNC Bank, N.A. (Incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 14, 2021).

4.18#

Fifteenth Amendment, dated September 30, 2021, to the Revolving Credit and Security Agreement, dated November 8,2013, by and among Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, iSky, LLC and PNC Bank, N.A. (Incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F (File No.001-38442) as filed with the SEC on October 14, 2021).

4.19*#

Sixteenth Amendment, dated June 1, 2022 to the Revolving Credit and Security Agreement, dated November 8, 2013 by and among Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC, iSky, LLC and PNC Bank, N.A.

4.20

Amended and Restated Collateral Pledge Agreement, dated September 30, 2021, by and between Ibex Global Solutions, Inc., and PNC Bank, N.A. (Incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 14, 2021).

4.21

Collateral Pledge Agreement, dated September 30, 2021, by and between Digital Globe Services, LLC, and PNC Bank, N.A. (Incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 14, 2021).

4.22

Trademark Security Agreement, dated September 30, 2021, by and among Ibex Global Solutions, Inc., iSky, LLC and PNC Bank, N.A. (Incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 14, 2021).

4.23	IBEX Holdings Limited 2018 Restricted Share Plan (Incorporated by reference to Exhibit 10.35 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.24	Form of Restricted Share Agreement (A) (Incorporated by reference to Exhibit 10.36 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.25	Form of Restricted Share Agreement (B) (Incorporated by reference to Exhibit 10.37 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

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

4.28

IBEX Limited Amended 2020 Long-Term Incentive Plan, dated January 14, 2022, (Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-263228) as filed with the SEC on March 2, 2022).

4.29+

Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 28, 2018) (Incorporated by reference to Exhibit 10.40 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 29, 2020).

4.30

First Amendment to Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended December 17, 2019) (Incorporated by reference to Exhibit 10.41 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).

4.31

Second Amendment to Second Amended and Restated Warrant, dated November 13, 2017, issued to Amazon.com NV Investment Holdings LLC (amended March 12, 2021) (Incorporated by reference to Exhibit 10.40 to the Annual Report on Form 20-F (File No. 001-38442) as filed with the SEC on October 14, 2021).

4.32	Form of director agreement (Incorporated by reference to Exhibit 10.42 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.33	Form of executive employment agreement (Incorporated by reference to Exhibit 10.43 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
4.34	Form of director indemnification agreement (Incorporated by reference to Exhibit 10.44 to the Registration Statement on Form F-1 (File No. 333-239821) as filed with the SEC on July 10, 2020).
8.1*	Subsidiaries of the Registrant.
12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
15.2*	Consent of BDO LLP, independent registered public accounting firm.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and included as Exhibit 101).
*	Filed herewith.

**  Furnished herewith.

#	Certain schedules and exhibits to this agreement have been omitted in accordance with the instructions to Item 19 of Form 20-F.
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

Date: October 3, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IBEX LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of IBEX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of IBEX Limited and subsidiaries (the “Company”) as of June 30, 2022, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Tampa, Florida

October 3, 2022

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Ibex Limited

Hamilton, Bermuda

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Ibex Limited. (the “Company”) as of June 30, 2021, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BDO LLP

BDO LLP

We have served as the Company’s auditor from 2017 through 2021.

Reading, United Kingdom

October 13, 2021

IBEX Limited

Consolidated Statements of Financial Position

		As of June 30,	As of June 30,
	Notes	2022	2021
		(US$’000)
Assets
Current assets
Cash and cash equivalents	10	48,831	57,842
Trade and other receivables	9	93,430	81,104
Due from related parties	23	108	1,755
Warrant asset	28	908	673
Total current assets		143,277	141,374

Non-current assets
Property and equipment	6	38,987	30,828
Right of use assets	6.1	77,642	75,875
Goodwill	4	11,832	11,832
Other intangible assets	5	3,027	3,209
Warrant asset	28	935	1,420
Investment in joint venture	7	382	258
Deferred tax asset	18	9,465	4,252
Other assets	8	4,590	5,239
Total non-current assets		146,860	132,913
Total assets		290,137	274,287

Liabilities and Equity
Current liabilities
Trade and other payables	15	59,813	54,863
Deferred revenue	11	8,600	4,077
Lease liabilities	6.2	13,705	12,121
Borrowings	13	14,689	26,716
Due to related parties	23	2,595	4,275
Income tax payable	18	2,965	3,663
Total current liabilities		102,367	105,715

Non-current liabilities
Deferred revenue	11	3,993	3,010
Lease liabilities	6.2	76,004	71,878
Borrowings	13	338	1,801
Deferred tax liability	18	—	86
Other non-current liabilities	14	7,146	11,138
Total non-current liabilities		87,481	87,913
Total liabilities		189,848	193,628

Equity attributable to owners of the parent
Share capital	12	2	2
Additional paid-in capital	12	154,786	158,157
Other reserves	12	33,191	33,180
Accumulated deficit		(87,690)	(110,680)
Total equity		100,289	80,659
Total liabilities and equity		290,137	274,287

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the years ended

	Notes	June 30, 2022	June 30, 2021	June 30, 2020
		(US$’000)
Revenue	25	493,572	443,662	405,135

Payroll and related costs	26	342,139	296,799	276,255
Share-based payments	19	1,851	4,521	359
Reseller commission and lead expenses		12,908	13,749	17,328
Depreciation and amortization		34,179	28,197	24,472
Fair value measurement of share warrants	28	(2,310)	9,732	3,138
Other operating costs	27	75,005	76,865	64,070
Income from operations		29,800	13,799	19,513

Finance expenses	17	(8,797)	(9,034)	(9,428)
Income / (loss) before taxation		21,003	4,765	10,085

Income tax expense	18	1,987	(1,918)	(2,315)
Net income for the year		22,990	2,847	7,770

Other comprehensive income / (loss)
Item that will not be subsequently reclassified to profit or loss
Actuarial (loss) / gain on retirement benefits	14.1	287	(26)	(184)
Item that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment		(1,771)	(122)	(248)
Cash flow hedge - changes in fair value	15.2	(323)	202	(518)
		(1,807)	54	(950)
Total comprehensive income for the year		21,183	2,901	6,820

		(US$)
Earnings / (loss) per share
Basic earnings per share	20	1.26	0.16	—
Diluted earnings / (loss) per share	20	1.23	0.15	—

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited

Consolidated Statements of Changes in Equity

For the years ended

	Share Capital & Paid in Capital		Other Reserves
		Additional	Re-	Share	Foreign Currency		Total
	Share	Paid in	organization	Option	Translation		Other	Accumulated	Total
	Capital	Capital	Reserve	Plans	Reserve	Others	Reserves	Deficit	Equity
	(US$’000)
Balance, June 30, 2019	12	96,207	9,744	19,601	(844)	1,084	29,585	(117,176)	8,628
Comprehensive income / (loss) for the year
Profit for the year ended June 30, 2020	—	—	—	—	—	—	—	7,770	7,770
Other Comprehensive Loss	—	—	—	—	(248)	(702)	(950)	—	(950)
Total Comprehensive income / (loss) for the year	—	—	—	—	(248)	(702)	(950)	7,770	6,820
Transactions with Owners
Repurchase of Share-based transaction (Note 30.2)	—	—	83	(96)	—	—	(13)	—	(13)
Dividend distribution (Note 21)	—	—	—	—	—	—	—	(121)	(121)
Share-based transactions (Note 19)	—	—	—	834	—	—	834	—	834
Balance, June 30, 2020	12	96,207	9,827	20,339	(1,092)	382	29,456	(109,527)	16,148
Comprehensive income / (loss) for the year
Profit for the year ended June 30, 2021	—	—	—	—	—	—	—	2,847	2,847
Other Comprehensive (Loss) / Income	—	—	—	—	(122)	176	54	—	54
Total Comprehensive income / (loss) for the year	—	—	—	—	(122)	176	54	2,847	2,901
Transactions with Owners
(Redemption) / issue of ordinary shares (Note 12.3)	(10)	61,922	—	—	—	—	—	—	61,912
Share options exercised (Note 19.4)	—	28	—	—	—	—	—	—	28
Dividend distribution (Note 21)	—	—	—	—	—	—	—	(4,000)	(4,000)
Share-based transactions (Note 19)	—	—	—	3,670	—	—	3,670	—	3,670
Balance, June 30, 2021	2	158,157	9,827	24,009	(1,214)	558	33,180	(110,680)	80,659
Comprehensive income / (loss) for the year
Profit for the year ended June 30, 2022	—	—	—	—	—	—	—	22,990	22,990
Other Comprehensive Loss	—	—	—	—	(1,771)	(36)	(1,807)		(1,807)
Total Comprehensive income / (loss) for the year	—	—	—	—	(1,771)	(36)	(1,807)	22,990	21,183
Transactions with Owners
Purchase of ordinary shares (Note 12.3)	—	(3,406)	—	—	—	—	—	—	(3,406)
Share options exercised (Note 19.4)	—	35	—	—	—	—	—	—	35
Share-based transactions (Note 19)	—	—	—	1,818	—	—	1,818	—	1,818
Balance, June 30, 2022	2	154,786	9,827	25,827	(2,985)	522	33,191	(87,690)	100,289

The accompanying notes are an integral part of these consolidated financial statements.

IBEX Limited

Consolidated Statements of Cash Flows

For the years ended

		June 30,	June 30,	June 30,
	Notes	2022	2021	2020
		(US$’000)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	29	21,003	4,765	10,085
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization		34,179	28,197	24,472
Amortization of warrant asset		250	517	705
Foreign currency translation loss / (gain)		(40)	198	(195)
Fair value measurement of share warrants	28	(2,310)	9,732	3,138
Share-based payments	19	1,851	4,521	359
Allowance of expected credit losses	9	(761)	291	224
Share of profit from investment in joint venture	7	(1,151)	(577)	(534)
Gain on disposal of fixed assets		—	—	(10)
Gain on lease terminations		(150)	(923)	—
Provision for defined benefit scheme	14.1	278	228	121
Impairment of intangibles	5	—	—	777
Finance expenses	17	8,797	9,034	9,429
(Increase) / decrease in trade and other receivables		(9,223)	(13,327)	9,042
Decrease / (increase) in prepayments and other assets		820	(405)	(1,435)
Increase / (decrease) in trade and other payables and other liabilities		7,588	(1,655)	7,107
Cash inflow from operations		61,131	40,596	63,285
Interest paid		(8,842)	(9,034)	(9,429)
Income taxes paid		(2,160)	(5,665)	(2,137)
Net cash inflow from operating activities		50,129	25,897	51,719

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	6	(24,649)	(19,360)	(4,283)
Purchase of other intangible assets	5	(1,270)	(1,463)	(982)
Dividend received from joint venture	7	1,027	650	430
Net cash outflow from investing activities		(24,892)	(20,173)	(4,835)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit		88,117	116,026	127,567
Repayments of line of credit		(99,227)	(115,189)	(142,118)
Proceeds from borrowings		—	1,714	1,000
Repayment of borrowings		(6,834)	(11,080)	(8,033)
Repayment of related party loans	23.4 & 23.7	—	(1,614)	—
Net proceeds from initial public offering	12.1	—	63,107	—
Payment of listing related cost	12.3	—	(1,074)	—
Exercise of options		35	28	—
Proceeds from lease obligations		1,417	—	—
Principal payments on lease obligations		(13,379)	(17,489)	(12,162)
Dividend distribution	21	—	(4,000)	(121)
Purchase of treasury shares		(3,406)	—	—
Net cash (outflow) / inflow from financing activities		(33,277)	30,429	(33,867)
Effects of exchange rate difference on cash and cash equivalents		(971)	(181)	(20)
Net (decrease) / increase in cash and cash equivalents		(9,011)	35,972	12,997
Cash and cash equivalents at beginning of the year		57,842	21,870	8,873
Cash and cash equivalents at end of the year		48,831	57,842	21,870

Non-cash items
Investing cash flows
Change in accounts payable related to fixed assets		1,631	—	—

Financing cash flows
New leases	13.4	24,072	31,790	24,295

The accompanying notes are an integral part of these consolidated financial statements

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

1.        THE GROUP AND ITS OPERATIONS

IBEX Holdings Limited “the Holding Company,” was incorporated on February 28, 2017 and changed its name to IBEX Limited on September 11, 2019. IBEX Limited is hereinafter also referred to as “the Holding Company”. The registered office of the Holding Company is situated at Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda, which is also the principal place of business of the Holding Company. “The Group” or the “Company” refers to the Holding Company and its subsidiaries. The Holding Company is controlled by The Resource Group International Limited (“TRGI”) (the “Controlling Shareholder”), of which TRG Pakistan Limited holds a majority interest in TRGI. On August 7, 2020, the Group was admitted to trade on the Nasdaq Global Market on the same date under the ticker symbol “IBEX”. These consolidated financial statements of the Holding Company as of June 30, 2022 and 2021 and for the years ended June 30, 2022, 2021 and 2020 (hereafter the financial year) comprise the financial statements of IBEX Limited and its subsidiaries.

The Group is a leading end-to-end provider of technology-enabled customer lifecycle experience (“CLX”) solutions. Through the Group’s integrated CLX platform, a comprehensive portfolio of solutions is offered to optimize customer acquisition, engagement, expansion and experience for clients. The Group leverages sophisticated technology and proprietary analytics, in combination with its global contact and delivery center footprint and business process outsourcing expertise, to protect and enhance clients’ brands. The Group manages over 200 million interactions each year with consumers on behalf of clients through an omni-channel approach, using voice, web, chat and email.

The financial position of the Group, its cash, liquidity position and borrowing facilities are described in Note 10, Note 22.3 and Note 13, respectively, to the consolidated financial statements. In addition, Notes 22 and 24 to the consolidated financial statements include the Group’s objectives, policies and processes for managing its capital; financial risk management objectives; details of financial instruments; exposures to credit risk, market risks and liquidity risks.

Going Concern

For the year ended June 30, 2022, the Company had net income of $23.0 million, net cash generated from operating activities of $50.1 million and an accumulated deficit of $87.7 million. Current assets exceed current liabilities by $40.9 million as of June 30, 2022. Total borrowings are $15.0 million, including the line of credit of $11.2 million at June 30, 2022 (See Note 13.2). The Group has cash and cash equivalents of $48.8 million as of June 30, 2022.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern for at least a period of twelve months from the date of approval of these consolidated financial statements. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.

During fiscal year 2022, the Company incurred non-recurring expenses due to COVID-19 (the Pandemic) of $1.6 million, primarily in the form of transportation expenses. The Company believes that its liquidity and operating cash flow will be sufficient to absorb additional costs for a period of at least 12 months from date of approval of the consolidated financial statements. Refer to Note 24 for more information on the Company’s capital risk management practices.

We believe that the Pandemic continues to present risks and opportunities for our business. Any weakening of the economy, including but not limited to, the Pandemic, rising global inflation, or rising interest rates, could have an impact on consumer demand for goods and services, thus impacting demand from consumer-facing businesses for customer support. On the other hand, our client base has a heavy preponderance of companies

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

that either provide online services, are enablers of the online economy, or are inflation resistant (such as healthcare providers), and are likely to see continued demand for their services despite these global economic uncertainties.

In August 2020, we detected a ransomware attack that briefly impacted a portion of our information technology systems. At no time did the attack impact our business operations or accounting systems, but the unauthorized access included the exfiltration of certain non-production data files from a file server in our backup data center. In conjunction with our containment activities, we launched an investigation, notified our insurance broker and carrier, and engaged an incident response team and cybersecurity forensics firm. In March 2022, a class action lawsuit was filed against the Company in the United States District Court for the District of Columbia alleging plaintiffs’ personal information was exposed as a result of the ransomware incident. In July 2022, the parties agreed to a preliminary settlement, which is subject to Court approval and will be fully covered by available insurance. Through the date of issuance of these financial statements, this incident has not had a material financial impact on our business, however we may incur losses associated with claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident, which could have a material adverse impact on our business, financial condition or results of operations in future periods.

The Company’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Company should be able to operate within the level of its current monetary facilities and plans. Management therefore has a reasonable expectation that the Company has adequate resources to continue its operational existence for a period of at least twelve months from the date of approval of these consolidated financial statements, and have therefore adopted the going concern basis of accounting in preparation of these consolidated financial statements.

The Group is comprised of the Holding Company and the following direct subsidiaries with the location (country of incorporation and principal place of business), nature of business and ownership percentage:

			Ownership %
Description	Location	Nature of Business	2022	2021
Subsidiaries
IBEX Global Limited	Bermuda	Holding Company	100%	100%
DGS Limited	Bermuda	Holding Company	100%	100%
iSky Inc.	USA	Customer experience	—%	100%

On July 30, 2021, iSky, Inc. was converted from a C corporation to a limited liability company, by the filing of a certificate of conversion and formation with the Delaware Secretary of State. The subsidiary is now known as iSky, LLC and is a wholly-owned subsidiary of Ibex Global Solutions, Inc.  Please refer to Note 29 for the indirect subsidiaries of the Holding Company.

2.        BASIS OF PREPARATION

2.1.     Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

For the fiscal year ended June 30, 2021, right of use assets were bifurcated from property, plant, & equipment on the statement of financial position to conform to the current year presentation. Further, the property and equipment table disclosure in footnote 6 has been updated to reflect only owned assets. These changes have no impact on previously reported financial position, net income, or cash flows.

2.3.     Functional and presentation currency

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

2.4.     Critical accounting estimates and judgments

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

For the years ended June 30, 2022, 2021 and 2020

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

The Company is listed on a public marketplace (Nasdaq) as of June 30, 2022, and June 30, 2021, and as such, has used the Black-Scholes valuation model to calculate the fair value of the share options/awards on the grant date and to calculate the fair value of warrants. The calculation of fair value includes the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

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

For the years ended June 30, 2022, 2021 and 2020

of the common shares over the expected term of the RSAs and exercise and cancellation behaviors, each of which are estimated as follows:

●	Fair value of the Company’s common shares: As the Company’s common shares are not publicly traded as of June 30, 2020, the Company must estimate the fair value of the common shares, as discussed in “Valuations of Common Shares” below.
●	Volatility: Since there is no trading history for the Company’s common shares as of June 30, 2020, the expected price volatility for the common shares was estimated using the average historical volatility of the shares of our industry peers as of the grant date of the Company’s RSAs over a period of history commensurate with the expected life of the awards. To the extent that volatility of the share price increases in the future, the estimates of the fair value of the awards to be granted in the future could increase, thereby increasing share-based payment expense in future periods. When making the selection of the industry peers to be used in measuring implied volatility of the RSAs, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.
●	Expected life of the RSAs: The Company calculated the weighted-average expected life of the RSAs to be four years based on management’s best estimates regarding the effect of vesting schedules. RSAs granted may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.

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

For the years ended June 30, 2022, 2021 and 2020

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

For the years ended June 30, 2022, 2021 and 2020

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

In some cases, judgment may be required in determining whether a contract contains a lease. This assessment involves the exercise of judgment about whether it depends on a specific lease, whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of that asset. In addition, determining the lease term, the Group considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain (in accordance with lease contracts) to be extended (or not terminated).

The lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, the Group uses an incremental borrowing rate specific to the country, term and currency of the contract. See Note 6.2 for further information.

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

The share-based payments expense is recognized in the Group’s consolidated statement of profit or loss and other comprehensive income (loss). The key assumptions made in relation to the share-based payments are set out in Note 19.

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

For the years ended June 30, 2022, 2021 and 2020

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

The consolidated financial statements incorporate the results of business combinations using the acquisition method. In the consolidated statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of profit or loss and other comprehensive income (loss) from the date on which control is obtained. They are deconsolidated from the date on which control ceases.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

Joint ventures are initially recognized in the consolidated statement of financial position at cost. Subsequently joint ventures are then accounted for using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income (loss) (except for losses in excess of the Group’s investment in the joint ventures unless there is an obligation to make good those losses).

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

Depreciation on property and equipment is provided using the straight line method. A full month’s depreciation is charged in the month of addition, and no depreciation is charged in the month of disposal. Rates of depreciation are disclosed in Note 6.

Depreciation
Property and equipment	Useful economic life	method
Leasehold improvements	Expected term of lease	Straight line
Furniture, fixture and office equipment	3 - 5 years	Straight line
Computer equipment	3 years	Straight line
Vehicles	5 years	Straight line
Right of Use Assets	Expected term of lease	Straight line

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

ROU assets are included in the heading Property and Equipment (see Note 6.1), the lease liability is shown separately as current and non-current in the statements of financial position, and interest on the lease liability is included in the heading Finance Expenses.

The gains and losses on disposal of assets or termination of right of use assets are recognized in the consolidated statement of profit or loss.

Right of use assets are transferred to owned assets when the Group makes early payment or when there is an option to exercise purchase option and the Group exercises it.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

3.3.2.  Other intangible assets

Externally acquired intangible assets (such as software) are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

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

For the years ended June 30, 2022, 2021 and 2020

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

3.5.     Financial instruments

3.5.1.  Financial assets

The Group classifies its financial assets at amortized cost or fair value through other comprehensive income (“FVTOCI”). The Group has not classified any of its financial assets at fair value through profit or loss.

Fair value through other comprehensive income (“FVTOCI”):

The Group uses cash flow hedges to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and the changes in the market price are recorded in other comprehensive income.

The positive fair values of interest rate swaps are included in other receivables and other comprehensive income. The negative fair values of interest rate swaps are included in payables and other comprehensive income.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

The Group entered into foreign currency exchange contracts, consisting of offsetting foreign exchange option contracts (“zero-cost collars” or “collars”) to mitigate foreign exchange fluctuations on the Philippine Peso (“PHP”), within a certain range and on a certain percentage of its PHP operating costs.

The zero-cost collars were recognized, in accordance with IFRS 9, as financial assets (or liabilities, as applicable) at fair value through other comprehensive income.

Financial assets at amortized cost:

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

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and aging. The Company measures Expected Credit Losses (ECL) and recognizes credit loss allowance at each reporting date. The measurement of ECL reflects: (i) an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes, (ii) time value of money and (iii) all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future conditions. The expected loss rates are based on the Group’s historical credit losses experienced over the three year period prior to the period end. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Group’s customers. The Group has identified the gross domestic product (GDP), unemployment rate and inflation rate as the key macroeconomic factors in the countries where the Group operates. Other financial assets includes time deposits and other receivables, and the Group has determined that credit risk has not increased significantly on those assets and considers to have low credit risks at the reporting date.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

3.5.2.  Financial liabilities

The Group classifies its financial liabilities into one of three categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”):

The warrant liability is classified as a financial liability at FVTPL and valued using the Black-Scholes model (June 30, 2020: Monte Carlo simulation). Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss.

Fair value through other comprehensive income (“FVTOCI”):

The Group uses cash flow hedges to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and the changes in the market price are recorded in other comprehensive income.

The positive fair values of interest rate swaps are included in other receivables and other comprehensive income. The negative fair values of interest rate swaps are included in payables and other comprehensive income.

The Group entered into foreign currency exchange contracts, consisting of offsetting foreign exchange option contracts (“zero-cost collars” or “collars”) to mitigate foreign exchange fluctuations on the Philippine Peso (“PHP”), within a certain range and on a certain percentage of its PHP operating costs.

The zero-cost collars were recognized, in accordance with IFRS 9, as financial assets (or liabilities, as applicable) at fair value through other comprehensive income.

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

For the years ended June 30, 2022, 2021 and 2020

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

For the years ended June 30, 2022, 2021 and 2020

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

For the years ended June 30, 2022, 2021 and 2020

3.10.   Retirement benefits

Defined contribution pension schemes

Contributions to defined contribution pension schemes are charged to the profit or loss in the year to which they relate.

United States based subsidiaries

The Group’s United States (“US”) based subsidiaries have qualified defined contribution plans. Employees who meet certain eligibility requirements, as defined, are able to contribute up to federal annual maximums. The retirement plan provides for company matching contributions of 100% of the first 3% of employee contributions to the retirement plan and 50% of the next 2% of the employee contributions to the retirement plan. All company matching contributions are 100% vested.

TRG Marketing Solutions Limited

This subsidiary operates a defined contribution pension plan with a third party. Under this scheme, TRG Marketing Solutions Limited makes contributions for employees who have not opted out of the voluntary pension scheme.

Virtual World (Private) Limited and IBEX Global Solutions (Private) Limited

Virtual World (Private) Limited, IBEX Global Solutions (Private) Limited, and DGS (Private) Limited operate a defined contribution plan (i.e. recognized provident fund scheme) for all its permanent employees. The assets of the fund are held separately under the control of trustees for such fund. Contributions made by the subsidiaries are charged to the profit or loss.

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

For the years ended June 30, 2022, 2021 and 2020

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

3.11.   Share-based payments

The Group has a number of share based compensation plans under which it grants share options, restricted stock awards and restricted stock units.

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

During the years ended June 30, 2022 and 2021, the grant date fair value of any new stock and option grants were calculated using the Black-Scholes valuation model, however, prior to the Company becoming public, the grant date fair value of any stock and option grants were calculated using a Monte Carlo simulation model.

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

The Group also operates a Phantom share option scheme (a cash settled share-based payment). An option pricing model (Black-Scholes) is used to measure the Group’s liability at each reporting date, taking into account

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

the terms and conditions and the extent to which employees have rendered service. Movements in the liability (other than cash payments) are recognized in the profit or loss.  For additional information, please refer to Note 19.

3.12.   Warrants

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

At the end of each reporting period, the Company has fair valued the warrant liability with changes in fair value through profit and loss. For the years ended June 30, 2022 and June 30, 2021, the Company used the Black-Scholes valuation model, which requires the input of subjective assumptions, including the expected volatility and the expected term.

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

For the years ended June 30, 2022, 2021 and 2020

The assets will be amortized on a systematic basis over the life of the arrangement as revenue is recognized for the transfer of the related goods or services as included Note 3.8. The Company will review the asset on a reporting period basis to determine whether an impairment is required. In the event that an impairment is needed, the Company will reduce the asset and offset to revenues.

3.13. Treasury Shares

Share buyback

In December 2021, the Company’s board of directors authorized the repurchase of up to $20 million of its common stock. The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legal permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The actual timing, number, and dollar amount of repurchase transactions will be determined by management at its discretion and will depend on a number of factors including, but not limited to, the market price of the Company’s common shares, general market and economic conditions, and compliance with Rule 10b-18 and/or Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The repurchase program does not obligate the Company to acquire any particular amount of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. As of June 30, 2022, the Company repurchased 227,889 shares of its common stock totaling $3.4 million.

When shares are repurchased, the amount of the consideration paid (including directly attributable costs, net of any tax effects) is recognized as a deduction of additional paid in capital. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the amount received is recognized as an increase in additional paid in capital, and any resulting surplus or deficit on the transaction is reclassified to accumulated deficit.

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

Deferred tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

●	The initial recognition of goodwill,
●	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, and
●	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

3.15.   Foreign Currency

Foreign currency translation

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which they operate (their “Functional Currency”) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the profit or loss. The net exchange losses amounted to $0.1 million for the year ended June 30, 2022 (June 30, 2021: $0.2 million; June 30, 2020: $0.4 million).

On consolidation, the results of overseas operations are translated into dollars at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at the opening rate and the results of overseas operations at the actual rate are recognized in other comprehensive income and accumulated in the foreign exchange reserve. Exchange differences are recognized as profit or loss in the Group entities’ separate consolidated financial statements on the translation of long-term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

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

For the years ended June 30, 2022, 2021 and 2020

3.17.   Dividend

Dividends declared subsequent to the balance sheet date are considered as non-adjusting events and are recognized in the consolidated financial statements in the year in which such dividends are approved / transfers are made.

3.18.  Derivative instruments and hedge accounting

The Group designates and documents the use of certain derivatives as hedging instruments against changes in fair values of recognized assets and liabilities (fair value hedges) and highly probable forecast transactions (cash flow hedges). The effectiveness of such hedges is assessed at inception and verified at regular intervals and at least on a quarterly basis to ensure that an economic relationship exists between the hedged item and the hedging instrument.

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

Derivative instruments and hedge accounting

The Group implemented a foreign currency hedging program in August 2021 to mitigate its risk from fluctuations in the Philippine Peso (relative to the US Dollar) related to its operating costs in the Philippines.  The Group uses foreign currency option contracts to mitigate a portion of the risk related to foreign exchange movements.  The Group also has an interest rate swap to mitigate its risk to interest rate fluctuations related to its line of credit.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to fair value at the end of each reporting period. The derivatives are designated and effective as hedging instruments upon inception, and therefore the changes in fair value prior to the settlement of the derivative are recognized in other comprehensive income as long as they remain effective.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

Group has both a legally enforceable right and intention to offset. A derivative is presented as a non–current asset or a non–current liability if the settlement date of the instrument is more than 12 months from the end of the reporting period.

The Group designates all of its derivatives as hedging instruments with respect to foreign currency risk and interest rate risk as cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

●	there is an economic relationship between the hedged item and the hedging instrument;
●	the effect of credit risk does not dominate the value changes that result from that economic relationship; and
●	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.

The Group excludes time value from its designations of its hedging relationships.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss and is included in the “finance expenses” line item. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

The Group discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated, or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to profit or loss.

For more information, please see Note 22.

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

For the years ended June 30, 2022, 2021 and 2020

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

●	On May 7, 2021, the IASB has published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’. The Board amends IAS 12 to provide a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

The Company is assessing the impact of the amendment and expects that the impact would not have a material impact on the financial statements.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

4.        GOODWILL

	June 30,	June 30,
	2022	2021
	(US$’000)
Goodwill as of beginning of the year	11,832	11,832
Goodwill acquired during the year	—	—
Goodwill impaired during the year	—	—
Goodwill as of end of the year	11,832	11,832

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions which are discussed below, together with the amounts by which these key assumptions would have to change (independent of other changes in assumptions) for an impairment to arise. Management has calculated the recoverable amount of the cash generating unit to exceed its carrying amount by $254.0 million.

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

The following rates were used by the Group for the years ended June 30, 2022, 2021 and 2020:

	Average	Average		Terminal
	revenue	Gross	Discount	Growth
	growth rate	Margin	Rate	Rate
	%	%	%	%
June 30, 2022	7.1	28.9	15.6	5
June 30, 2021	9.2	29.0	13.2	5
June 30, 2020	7.9	26.2	13.2	5

The calculation of value in use for the business operations is most sensitive to changes in the following assumptions:

Revenue growth

Revenue growth assumptions have been derived from projections prepared by management. Management is of the view that these assumptions are reasonable considering current market conditions. An impairment in the carrying value of goodwill would not arise if the 2022-2024 average revenue growth rate declined to nil. Over the projected period of three years, COVID-19 has not significantly impacted the revenue and gross margins of the Company.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

5.        OTHER INTANGIBLE ASSETS

			Customer
	Patents	Trademarks	lists	Software	Total
	(US$’000)
Cost
At July 1, 2021	541	371	2,817	21,949	25,678
Additions	—	—	—	1,270	1,270
Foreign exchange movements	—	—	—	(110)	(110)
At June 30, 2022	541	371	2,817	23,109	26,838
Accumulated amortization
At July 1, 2021	196	—	2,637	19,636	22,469
Amortization charge for the year	—	—	27	1,315	1,342
At June 30, 2022	196	—	2,664	20,951	23,811
Net book value
At June 30, 2022	345	371	153	2,158	3,027
At June 30, 2021	345	371	180	2,313	3,209

Cost
At July 1, 2020	541	371	2,817	20,466	24,195
Additions	—	—	—	1,463	1,463
Foreign exchange movements	—	—	—	20	20
At June 30, 2021	541	371	2,817	21,949	25,678
Accumulated amortization and impairment
At July 1, 2020	196	—	2,566	18,652	21,414
Amortization charge for the year	—	—	71	984	1,055
At June 30, 2021	196	—	2,637	19,636	22,469
Net book value
At June 30, 2021	345	371	180	2,313	3,209
At June 30, 2020	345	371	251	1,814	2,781

5.1.	Net book value of software licenses held under financing is $0.1 million as of June 30, 2022 (June 30, 2021: $0.5 million).
5.2.	Estimated amortization expense for the next three years is projected to be:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
2023	1,200	800	400
2024	800	500	—
2025	300	—	—

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

During the year ended June 30, 2022, no impairment (June 30, 2021: nil, June 30, 2020: $0.8 million) was recognized in other operating costs.

6.        PROPERTY AND EQUIPMENT

		Furniture,			Assets
	Leasehold	fixture and	Computer		under
	Improvements	equipment	Equipment	Vehicles	Construction	Total

Cost
At July 1, 2021	22,155	21,239	53,730	578	1,092	98,794
Additions	8,618	4,012	12,295	—	1,355	26,280
Transfer from CWIP	962	101	—	29	(1,092)	—
Transfer from right of use asset	354	—	—	50	—	404
Foreign exchange movements	(413)	(928)	(778)	—	—	(2,119)
Disposal	—	—	(245)	(92)	—	(337)
At June 30, 2022	31,676	24,424	65,002	565	1,355	123,022

Accumulated depreciation
At July 1, 2021	14,728	10,385	42,499	354	—	67,966
Charge for the year	4,010	3,487	8,822	79	—	16,398
Disposal	—	—	(245)	(84)	—	(329)
At June 30, 2022	18,738	13,872	51,076	349	—	84,035

Net book value
At June 30, 2022	12,938	10,552	13,926	216	1,355	38,987
At June 30, 2021	7,427	10,854	11,231	224	1,092	30,828

Cost
At July 1, 2020	16,016	12,010	41,805	333	741	70,905
Additions	4,775	4,448	10,287	298	1,092	20,900
Transfer from CWIP	248	440	53	—	(741)	—
Transfer from right of use asset	1,123	4,434	1,629	—	—	7,186
Foreign exchange movements	(7)	(83)	30	(11)	—	(71)
Disposal	—	(10)	(74)	(42)	—	(126)
At June 30, 2021	22,155	21,239	53,730	578	1,092	98,794

Accumulated depreciation
At July 1, 2020	12,236	8,099	36,892	333	—	57,560
Charge for the year	2,492	2,296	5,681	53	—	10,522
Disposal	—	(10)	(74)	(32)	—	(116)
At June 30, 2021	14,728	10,385	42,499	354	—	67,966

Net book value
At June 30, 2021	7,427	10,854	11,231	224	1,092	30,828
At June 30, 2020	3,780	3,911	4,913	—	741	13,345

No impairment of property, plant and equipment was recorded in the years ending June 30, 2022, 2021 and 2020.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

6.1.     Right of use assets comprise of:

			Furniture,
	Facility	Leasehold	fixture and	Computer
	Leases	Improvements	equipment	Equipment	Vehicles	Total
	(US$’000)
Right-of-use assets
Balance at July 1, 2021	74,748	439	—	432	256	75,875
Additions	23,470	—	—	—	452	23,922
Disposal - net of depreciation	(441)	—	—	—	—	(441)
Transferred to owned	—	(354)	—	—	(50)	(404)
Foreign exchange movements	(4,843)	—	—	—	(28)	(4,871)
Depreciation charge for the year	(15,967)	(60)	—	(236)	(176)	(16,439)
Balance at June 30, 2022	76,967	25	—	196	454	77,642

Balance at July 1, 2020	61,276	1,507	5,085	2,961	414	71,243
Additions	29,388	576	177	109	—	30,250
Disposal - net of depreciation	(3,207)	—	—	(349)	(8)	(3,564)
Transferred to owned	—	(1,123)	(4,434)	(1,629)	—	(7,186)
Foreign exchange movements	1,220	79	254	180	19	1,752
Depreciation charge for the year	(13,929)	(600)	(1,082)	(840)	(169)	(16,620)
Balance at June 30, 2021	74,748	439	—	432	256	75,875

6.2.     Lease liabilities:

	June 30,	June 30,
	2022	2021
	(US$’000)
Lease liabilities included in statement of financial position as of	89,709	83,999
Current	13,705	12,121
Non Current	76,004	71,878

6.3.     Description of lease activities:

The Group leases buildings for its offices, equipment and vehicles. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leases are typically made for a fixed period of 3-7 years and may include renewal options, which provide operational flexibility and when recognizing right-of-use assets and lease liabilities, the Group includes certain renewal options where the Group is reasonably assured to exercise the renewal option. The operating leases recognized have reasonably assured lease terms ranging from 2 to 12 years. The Group allocates the consideration in the contract of lease related to the building to the lease and non-lease components based on their relative stand-alone prices.

6.4.     Other lease disclosures:

A maturity analysis of lease liability is shown in Note 22.3. Interest expense on lease liabilities is $7.4 million (June 30, 2021: $7.3 million). The expense incurred relating to short-term leases, not included in the measurement of lease liabilities, is $0.2 million (June 30, 2021: $0.2 million) and no other variable lease payments were incurred during the  fiscal year ended June 30, 2022. Lease payments total $13.4 million and $17.5 million for the year ended June 30, 2022 and June 30, 2021 respectively.

The Group recognized 117 (June 30, 2021: 91) leases related to right of use assets. During the year ended June 30, 2022, there were 46 new leases (June 30, 2021: 13) and 20 (June 30, 2021: 16) disposal of leases.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

6.5.     Security Interest on property and equipment

The net book value of property and equipment at June 30, 2022 and 2021 includes $19.9 million and $11.8 million, respectively, of assets that are pledged as security for borrowings.

7.        INVESTMENT IN JOINT VENTURE

On January 1, 2016, one of the subsidiaries of the Group (“the Subsidiary”) made a 47.5% investment in a Joint Venture Lake Ball LLC, doing business as Clear Connect, with Innovative Business Solutions (‘IBS’) with a purpose to procure and sell commercial leads for the Subsidiary’s customers. The country of incorporation and principle place of business of Lake Ball LLC is the United States of America. The investment is accounted for under the equity method of accounting. As of June 30, 2022, the market value of the investment amounts to $0.4 million (June 30, 2021: $0.3 million, June 30, 2020: $0.3 million). The details of the investment are as follows:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Opening balance	258	331	227
Dividend received during the year	(1,027)	(650)	(430)
Share of profit for the year	1,151	577	534
Ending balance	382	258	331

Share of profit for the year ended June 30, 2022, 2021 and 2020 of $1.2 million, $0.6 million and $0.5 million, respectively, is included in the other operating costs in statement of profit or loss and comprehensive income.

Summarized financial information of equity accounted Joint Venture from the financial statements of Lake Ball LLC is as follows:

	For the Year Ended
	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)

Revenue	6,455	4,342	3,152
Profit after tax	1,792	1,215	1,124
Other comprehensive income	—	—	—
Total comprehensive income	1,792	1,215	1,124

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

8.        OTHER NON-CURRENT ASSETS

	June 30,	June 30,
	2022	2021
	(US$’000)
Deposits	3,716	3,715
Prepayments	144	633
Other	730	891
	4,590	5,239

9.        TRADE AND OTHER RECEIVABLES

		June 30,	June 30,
	Note	2022	2021
	(US$’000)
Trade receivables
Trade receivables - gross		76,708	69,715
Less: allowance for credit losses	9.2	(1,290)	(2,301)
Trade receivables - net		75,418	67,414
Less: receivables attributable to related parties, net		(95)	(725)
Trade receivables - net closing balance		75,323	66,689

Other receivables
Prepayments	9.1	7,135	5,281
Advance Tax		2,025	4,233
VAT/Sales Tax receivables		4,365	2,947
Other receivables		3,742	1,223
Deposits		840	731
		18,107	14,415
		93,430	81,104

9.1. These include prepayments for call center optimization services from one of our affiliates - Afiniti Internations Holdings Limited.

9.2.     Allowance for credit losses

	June 30,	June 30,
	2022	2021
	(US$’000)
Opening balance	2,301	1,877
Foreign exchange movements	(250)	133
Loss allowance recognized during the year	(761)	291
Trade receivables written off against allowance	—	—
Closing balance	1,290	2,301

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

10.        CASH AND CASH EQUIVALENTS

	June 30,	June 30,
	2022	2021
	(US$’000)
Balances with banks in:
− current accounts	46,675	55,258
− deposit accounts (with a maturity of 3 months or less at inception)	2,131	2,559
	48,806	57,817
Cash in hand	25	25
	48,831	57,842

11.        DEFERRED REVENUE

	June 30,	June 30,
	2022	2021
	(US$’000)

Deferred revenue	12,593	7,087
Less: current portion of deferred revenue	(8,600)	(4,077)
	3,993	3,010

12.        SHARE CAPITAL AND OTHER RESERVES

12.1.     Share capital as of June 30, 2022

The Company is authorized to issue up to 108,057,967 common shares at a par value of $0.0001 per share.

On August 7, 2020, the Company’s common shares began trading on the Nasdaq Global Market under the ticker symbol “IBEX” at $19 per share.

As of June 30, 2022, there were 18,246,391 common shares issued and outstanding.

12.2      Share Capital as of June 30, 2021

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

On the date of the Company’s initial public offering, the Series A, Series B, Series C preferred shares and the Class B common shares were automatically converted into 14,119,384 common shares as follows:

●	Series A preferred shares converted to Series C on a 1:1 basis

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

12.3.    The additional paid in capital as of June 30, 2022 and June 30, 2021 is $154.8 million and $158.2 million respectively.

Additional paid in capital decreased due primarily due to the purchase of treasury shares ($3.4 million paid in the year ended June 30, 2022 and no purchases of treasury shares during the fiscal year ended June 30, 2021).

12.4.     Other Reserves

The nature and purpose of other reserves within equity is described below:

Reorganization reserve

Reorganization reserve consists of differences between the combined net asset values of subsidiaries from their separate financial statements and recognized share capital.

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

Accumulated deficit

The accumulated deficit decreased from $110.7 million per end of June 30, 2021 to $87.7 million as of June 30, 2022. The decrease is due to the net income of the year ended June 30, 2022 amounting to $23.0 million.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

13.        BORROWINGS

		June 30,	June 30,
	Note	2022	2021
		(US$’000)
Long-term other borrowings	13.1	3,825	6,205
Line of credit	13.2	11,202	22,312
		15,027	28,517
Less: Current portion of;
− long-term other borrowings	13.1	(3,487)	(4,404)
− line of credit	13.2	(11,202)	(22,312)
Less: Current portion of borrowings		(14,689)	(26,716)
Non-current portion of borrowings		338	1,801

13.1.     Long-term other borrowings

		June 30,	June 30,
	Note	2022	2021
		(US$’000)
Financial Institutions
IBM Credit LLC	13.1.1	—	180
Hewlett-Packard Financial Services Co.	13.1.1	155	511
IPFS Corporation	13.1.2	1,696	1,008
First Global Bank Limited Demand loan	13.1.3	1,626	3,149
JS Bank Limited	13.1.4	348	1,357
		3,825	6,205
Less: Current portion of long-term other borrowings		(3,487)	(4,404)
Non-current portion of long term other borrowings		338	1,801

13.1.1.  The Group has financed the purchase of various property and equipment and software during the fiscal year 2022 and 2021 with IBM, HP and FGB. As of June 30, 2022 and 2021, the Group has financed $1.0 million and $2.7 million, respectively, of assets at interest rates ranging from 5.4% to 9.76% per annum.

13.1.2.  The Group has financed its insurance policies with the IPFS Corporation with an interest rate ranging from 4.6% to 5% per annum.

13.1.3.  In January 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.4 million non-revolving demand loan with First Global Bank Limited. The loan bears interest at a fixed rate of 7.0% per annum for the term of the loan, has a maturity date of January 2023, and is required to be repaid in 54 equal monthly installments (commencing six months after the drawdown date). The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2022, the balance of the loan was $0.2 million (June 30, 2021: $0.5 million).

In November 2018, the Group’s subsidiary IBEX Global Jamaica Limited entered into a $1.2 million non-revolving demand loan with First Global Bank Limited. The loan bears a variable interest at 6-month LIBOR plus a margin of 5.26%, subject to a floor of 7.0% per annum, for the term of the loan. The loan is to be paid in 60 equal monthly installments, following initial disbursement in January 2019, triggering a bullet payment after 36 months in January 2022, with an option to renew for an additional 24 months.  In January, 2022, the option

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

to renew was exercised and the remaining balance of the loan of $0.5 million extended to mature in January 2024, at a variable rate of 6% per annum. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2022, the balance of the loan was $0.4 million (June 30, 2021: $0.7 million).

In October 2019, the Group’s subsidiary, IBEX Global Jamaica Limited, entered into a $0.8 million non- revolving demand loan with First Global Bank Limited. The loan bears a fixed interest rate of 7%. The loan is to be paid in 36 equal monthly installments. The loan is guaranteed by IBEX Global Limited and secured by substantially all the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets plus the assignment of peril insurance for the replacement value over the charged assets. As of June 30, 2022, the balance of the loan was $0.1 million (June 30, 2021: $0.4 million).

In March 2020, the Group’s subsidiary, IBEX Global Jamaica Limited, entered into a $0.6 million non-revolving demand loan and a $2.0 million non-revolving demand loan with First Global Bank Limited. Each loan bears interest at a fixed rate of 7.0% per annum for the term of the loan. Each loan is to be paid in 36 equal monthly installments, commencing 30 days after the first disbursement of loan funds. The loan is guaranteed by IBEX Global Limited and secured by substantially all of the assets of IBEX Global Jamaica Limited. The debenture under which IBEX Global Jamaica Limited granted security over its assets contains limitations on liens, the incurrence of debt and the sale of assets. As of June 30, 2022, the balance of the $0.6 million non-revolving demand loan is $0.2 million (June 30, 2021: $0.4 million). As of June 30, 2022, the balance of the $2 million non-revolving demand loan was $0.7 million (June 30, 2021: $1.2 million).

13.1.4.  In May 2020, the Group’s subsidiary, IBEX Global Solutions (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $1.0 million (PKR165 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of Virtual World (Private) Limited and Ibex Global Bermuda Ltd. and is secured by the current and fixed assets of IBEX Global Solutions (Private) Limited, plus the receivables of IBEX Global Bermuda Ltd. As of June 30, 2022, the balance of the loan was $0.2 million (June 30, 2021: $0.8 million).

In May 2020, the Group’s subsidiary, Virtual World (Pvt) Limited entered into a loan agreement with JS Bank Limited for a loan of $0.8 million (PKR 120 million) under a government initiated wage and salary loan fund. The loan funds were received in July 2020. The loan bears 3% interest per annum with a two year term. Repayment of the loan commenced in January 2021, with monthly payments of principal and interest thereafter. The loan is guaranteed by the Group’s subsidiaries of IBEX Global Solutions (Pvt) Ltd. and IBEX Global Bermuda Ltd and is secured by the current and fixed assets, plus the assignment of certain receivables of Virtual World (Pvt) Limited. As of June 30, 2022, the balance of the loan was $0.1 million (June 30, 2021:  $0.6 million).

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

13.2.     Line of credit

		June 30,	June 30,
	Note	2022	2021
	(US$’000)
Financial Institutions
PNC Bank, N.A.	13.2.1	11,202	22,312
		11,202	22,312

13.2.1.  In November 2013, the Group’s subsidiary, Ibex Global Solutions, Inc. (formerly known as TRG Customer Solutions, Inc.), entered into a three-year $35.0 million revolving credit facility (as amended, the “PNC Credit Facility”) with PNC Bank, N.A. (“PNC”). In June 2015, the maximum revolving advance amount under the PNC Credit Facility was increased to $40.0 million, with an additional $10.0 million of incremental availability (subject to PNC’s approval and satisfaction of conditions precedent) and the maturity date was extended to May 2020. In December 2018, the PNC Credit Facility maximum revolving advance amount was increased to $45.0 million. In May 2019, the PNC Credit Facility was amended to include the following: the maximum revolving advance amount was increased to $50.0 million, with an additional $10.0 million of availability (in $5.0 million increments) subject to satisfaction of conditions precedent, and the maturity date was extended to May 2023. In March 2021, the PNC Credit Facility was amended to join Digital Globe Services, LLC, TelSatOnline, LLC and 7 Degrees, LLC as borrowers, with the maximum revolving advance amount increased to $60 million. In September 2021, the PNC Credit Facility was amended to join iSky, LLC as a borrower. In June 2022, the PNC Credit Facility was amended to increase the maximum revolving advance amount to $80 million, with the ability to request increases, up to a maximum revolving advance amount of $95 million (contingent upon lender approval), change the reference rate used from LIBOR to Term SOFR and extend the maturity date to May 2026.  Borrowings under the PNC Credit Facility bear interest at SOFR plus a margin of 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. The PNC Credit Facility is guaranteed by IBEX Global Limited and secured by substantially all the assets of Ibex Global Solutions, Inc., Digital Globe Services, LLC, TelSatOnline, LLC, 7 Degrees, LLC and iSky, LLC. The line of credit balance as of June 30, 2022 is $11.2 million (June 30, 2021: $22.3 million), as presented in Note 13.2.

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

The Seacoast Receivables Financing Agreement requires iSky, Inc. to sell $0.2 million of receivables per month to Seacoast, subject to a penalty based on the discount fee if such minimum is not met. The Seacoast Receivables Financing Agreement is automatically renewed for successive 12-month periods unless terminated in accordance with its terms. The average discount during the fiscal year ended June 30, 2021 was approximately 1.8% of net sales. On June 16, 2021, the Company terminated the Receivables Financing Agreement.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

The discount rate used to calculate the discount charge is the product of (i) the SOFR rate for the period most closely corresponding to the number of days in the period starting from and including the date the proceeds are remitted by Citibank to Ibex Global Solutions, Inc. (the “Discount Acceptance Period”) plus 1.40% per annum and (ii) the Discount Acceptance Period divided by 360. The discount charge during the fiscal year ended June 30, 2022 and 2021 averaged approximately 0.17% and 0.17% of net sales, respectively.

13.4.     Changes in liabilities arising from financing activities:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Balance of debt, July 1,	112,516	105,970	118,253
Changes from operating cash flows	3,894	(827)	(3,379)
Changes from financing cash flows, net	(29,906)	(26,018)	(33,746)
New assets	24,072	31,790	24,295
Foreign exchange movement	(5,840)	1,601	547
Balance of debt, June 30,	104,736	112,516	105,970

14.        OTHER NON-CURRENT LIABILITIES

		June 30,	June 30,
	Note	2022	2021
		(US$’000)
Defined benefit scheme	14.1	830	950
Warrant liability	28	4,847	7,784
Phantom stock plan	19.2	667	514
Other	14.2	802	1,890
		7,146	11,138

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

An employee is entitled to retirement benefits only upon attainment of a retirement age of 60 years and completion of at least five years of previously credited service. No other post-retirement benefits are provided to these employees. The most recent actuarial valuations of the present value of the defined benefit obligation were carried out on June 30, 2022. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	June 30,	June 30,
	2022	2021
	%	%
Discount rates	6.85%	4.87%
Expected rate of salary increase	3.00%	3.00%

Amounts recognized in the consolidated statement of profit or loss and other comprehensive income in respect of defined benefit scheme are as follows:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Current service cost	238	209	100
Interest on obligation	40	19	21
Total	278	228	121

The amount included in the statement of financial position in other non-current liabilities arising from defined benefit obligations is as follows:

	June 30,	June 30,
	2022	2021
	(US$’000)
Present value of unfunded defined benefit obligation	830	950
Net liability arising from defined benefit obligation	830	950

The movement in the present value of the defined benefit obligation in the current year is as follows:

	June 30,	June 30,
	2022	2021
	(US$’000)
Present value of defined benefit obligation at the beginning of the year	950	677
Foreign exchange movements	(111)	19
Current service cost	238	209
Interest cost	40	19
Actuarial gains	(287)	26
Present value of defined benefit obligation at the end of the year	830	950

The subsidiaries are yet to contribute to the plan asset as of June 30, 2022.

14.2.     This includes deferred social security payment amounting to $nil as of June 30, 2022 (June 30, 2021: $1.1 million). For more detail refer to Note 24.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

15.        TRADE AND OTHER PAYABLES

		June 30,	June 30,
	Note	2022	2021
		(US$’000)
Trade creditors		7,754	5,976
Accrued expenses		11,388	11,784
Accrued compensation	15.1	32,057	29,678
Cash flow hedge	15.2	992	316
Warrant liability	28	6,464	5,837
Others		1,158	1,272
		59,813	54,863

15.1.     Accrued compensation includes payroll and related costs as of June 30, 2022.

15.2.     This represents the fair value of the interest rate and foreign currency hedges. For more information, refer to note 22.1.1.

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

For the years ended June 30, 2022, 2021 and 2020

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

A case filed in District of Columbia Superior Court against IBEX Global Solutions by a former employee of IBEX’s Philippines affiliate, IBEX Global Philippines, alleging that he was harassed, discriminated against and ultimately terminated due to his religion and personal appearance in violation of the D.C. Human Rights Act, and seeking unspecified damages on November 29, 2016. In the fourth quarter of fiscal year 2021, Plaintiff and Company agreed to a total settlement of $0.9 million, payment was made in full settlement of the case, and the case was dismissed with prejudice.

In March 2022, a class action lawsuit was filed against the Company in the United States District Court for the District of Columbia alleging plaintiffs’ personal information was exposed as a result of the ransomware incident. In July 2022, the parties agreed to a preliminary settlement, which is subject to Court approval and will be fully covered by available insurance.

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

16.2.     Commitments

16.2.1.  IBEX Global Solutions, Inc. has an annual telecommunication service commitment with two of its carriers. The carrier agreement was signed in September 2020 for a three-year term with a minimum annual commitment for $0.450 million and it is expected to be renewed in September 2023. A second carrier agreement signed in August of 2021 for a three-year term with a minimum commitment of $0.03 million per month.

16.2.2.  IBEX Global Solutions, Inc. is also subject to early termination provisions in certain telecommunications contracts, which if enforced by the telecommunications providers, would subject IBEX Global Solutions to the obligation to pay early termination fees. To date, these early termination provisions have not been triggered by IBEX Global Solutions and in most cases would be equal to the unfulfilled terms of the contract.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

17.        FINANCE EXPENSES

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Interest on borrowings	1,121	1,756	2,453
Factoring Fees	60	73	186
Finance charges - right of use assets	7,421	7,078	6,457
Bank charges	195	127	332
Total	8,797	9,034	9,428

18.        INCOME TAXES

The major components of income tax (benefit) / expense are:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Current tax:
Current year	3,324	3,876	1,850
Change in estimates related to prior year	(102)	80	201
	3,222	3,956	2,051
Deferred tax:
Origination and reversal of temporary differences	(825)	(2,062)	1,923
Changes in tax rates	(52)	24	270
Recognition of previously unrecognized tax losses	(4,332)	—	(1,907)
Recognition of previously unrecognized net deductible temporary differences	—	—	(22)
	(5,209)	(2,038)	264

Income tax (benefit) / expense charged to profit or loss	(1,987)	1,918	2,315

Income tax recognized in other comprehensive income related to hedging	(218)	—	—

Total income tax (benefit) / expense	(2,205)	1,918	2,315

The Group’s U.S. tax provision includes Ibex Global Solutions, Inc. and Ibex Receivable Solutions, Inc., which file separate income tax returns in the U.S. The Group’s tax provision also includes various foreign subsidiaries based in the UK, EU, Canada, Jamaica, Nicaragua, Pakistan, Senegal, Honduras, and the Philippines. These entities file income tax returns in their respective jurisdictions. No income tax provision has been calculated for Bermuda-based companies as there is no corporate income tax in Bermuda.

On February 28, 2021, Digital Globe Services, Inc. and TelSatOnline, Inc. were converted into single-member U.S. LLCs and placed under Ibex Global Solutions, Inc. Similarly, iSky, Inc. was converted into a single-member U.S. LLC on July 31, 2021 and placed under Ibex Global Solutions, Inc. Ibex Global Solutions, Inc. includes the results of these entities on its U.S. tax return.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

Tax effect of deductible / (taxable) temporary differences

	June 30,	June 30,
	2022	2021
	(US$’000)
Deductible temporary differences:
− Provisions and write-offs against accounts receivable	74	30
− Unpaid accrued expenses / compensation	1,319	2,446
− Tax credits carry-forward	2,454	967
− Net operating losses	5,732	834
− Property and equipment	264	385
− Lease liability (right of use assets)	7,406	5,692
− Net unrealized loss on hedging	218	—
	17,467	10,354
Taxable temporary differences:
− Property and equipment	(506)	(133)
− Right of use assets	(6,297)	(5,097)
− Intangible assets	(1,199)	(958)
	(8,002)	(6,188)
Net deferred tax assets	9,465	4,166

	June 30,	June 30,
	2022	2021
	(US$’000)
Deferred tax asset	9,465	4,252
Deferred tax liability	-	(86)
	9,465	4,166

Movement in deferred tax assets:

	June 30,	June 30,
	2022	2021
	(US$’000)
Opening deferred tax assets	4,166	2,106
Deferred tax benefit for the year	5,209	2,038
Foreign exchange and other rate differences	(128)	22
Deferred tax recognized in other comprehensive income	218	—
Net deferred tax assets	9,465	4,166

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

A deferred tax asset has not been recognized for the following gross amounts:

	June 30,	June 30,
	2022	2021
	(US$’000)
Unused tax losses	11,553	26,575
Deductible temporary differences	—	81
Unused tax losses and deductible differences - unrecognized	11,553	26,656

Deferred tax asset arising on the above amounts has not been recognized in these consolidated financial statements, as the management is of the prudent view that it is not probable that sufficient taxable profit will be available in the foreseeable future against which these temporary differences and unused tax losses can be utilized. Other factors considered include cumulative losses in recent years and non-existence of future reversals of existing taxable temporary differences. The unused tax losses will begin to expire in 2023.

At June 30, 2022, the Group’s US federal and state net operating loss carry forward for income tax purposes are $18.9 million (June 30, 2021: $15.9. million) and $32.2 million (June 30, 2021: $36.7 million) respectively which will begin to expire in 2029. At June 30, 2022, the Group’s U.S. federal tax credits carry forward for income tax purposes are $2.5 million (June 30, 2021: $1.0 million), which will begin to expire in 2039. The Group’s Canadian subsidiary has net operating loss carry forward of $2.2 million (June 30, 2021: $2.3 million), which will begin to expire in 2028. The Group’s UK and European subsidiaries have net operating loss carry forward of $6.5 million (June 30, 2021: $4.3 million), which can be carried forward indefinitely. The Group’s Luxembourg subsidiary has net operating loss carry forwards of $1.1 million (June 30, 2021: $1.2 million) which will begin to expire in 2037. The Group’s subsidiary in Senegal has net operating loss carry forward of $1.8 million (June 30, 2021: $2.7 million), which will begin to expire in 2023. These amounts are based on the income tax returns filed for the year ended June 30, 2021 and estimated amounts for the year ended June 30, 2022.

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

Reconciliation of effective tax rate

Below is a reconciliation of tax expense and the accounting profit. As the Group’s key income generating operations are based in the US, United States federal income tax rate of 21% is used for the purpose of this reconciliation:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Profit for the year	22,990	2,847	7,770
Income tax (benefit) / expense	(1,987)	1,918	2,315
Net profit before income tax	21,003	4,765	10,085

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2022	2021	2021	2020	2020
	(%)	(US$’000)	(%)	(US$’000)	(%)	(US$’000)

Income tax expense using the applicable tax rate	21.0%	4,411	21.0%	1,001	21.0%	2,118
State taxes (net of federal tax effect)	3.0%	637	7.3%	349	12.9%	1,303
Effect of tax and exchange rates in foreign jurisdictions	(0.2)%	(52)	3.7%	175	(7.7)%	(776)
Foreign subsidiaries taxed at lower rate or tax exempt	(8.3)%	(1,734)	22.3%	1,064	1.9%	191
Non-deductible expenses / exempt income	1.4%	284	5.4%	256	3.3%	328
Employment and other tax credits	(7.1)%	(1,487)	(20.3)%	(967)	—%	—
Prior year provision / other items	(0.6)%	(117)	(3.8)%	(180)	(3.2)%	(320)
Unrecognized losses utilized during the year	(0.6)%	(136)	—%	—	10.1%	1,018
Change in unrecognized temporary differences	(18.1)%	(3,793)	4.6%	220	(15.3)%	(1,547)
	(9.5)%	(1,987)	40.2%	1,918	23.0%	2,315

19.        SHARE BASED COMPENSATION PLANS

The share-based payments expenses in the consolidated statements of profit or loss and other comprehensive income consist of the following:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Cash settled:
Phantom Stock Plan	33	851	(31)

Equity settled:
2018 Restricted Stock Awards (RSA)	6	45	95
2020 Long term Incentive Plan	1,812	3,625	295
	1,818	3,670	390

Total	1,851	4,521	359

19.1.     Phantom Stock Plans

In February of 2018, IBEX Global Solutions (Philippines) Inc., IBEX Global ROHQ, and in March of 2018, IBEX Global Jamaica Limited, each adopted a phantom stock plan (“Phantom Stock Plan”), which provide for grants of “phantom stock options” to certain of their executive officers and employees. Each Phantom stock option provides the participant with a contractual right to receive an amount equal to the difference between the fair market value of a vested common share of the Holding Company at the time of exercise and the exercise price of the option per share.

On February 1, 2021, we terminated the Phantom Stock Plan for IBEX Global ROHQ. All IBEX Global ROHQ plan participants and phantom stock options were transferred to the IBEX Global Solutions (Philippines) Inc. Phantom Stock Plan.  The Phantom Stock Plans for IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited were amended and restated as of February 16, 2021. The maximum number of phantom stock options available for issuance under the IBEX Global Solutions (Philippines) Inc. and IBEX Global Jamaica Limited plans are 400,000 and 200,000, respectively. These Phantom Stock Plans shall continue until the earlier of June 30, 2025 or termination by the Ibex Limited board of directors pursuant to the terms of the plan.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

On February 2021, 167,935 options were issued under phantom stock plan with an exercise price of $20.86, 5,335 of the total options vested immediately and the remaining options vest 25% initially and the remainder vesting equally on monthly basis over 36 months. No options were issued under the plan in fiscal year 2022.

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

Fair value of common shares

The fair value of the common shares is $16.87 per share as of June 30, 2022.

Expected term

The expected term of options granted is 0.65 - 1.75  years. In estimating the expected term, the Subsidiaries assume all options will be exercised at the contractual term of the option.

Volatility

Management used an average volatility of comparable listed companies of 32.64% - 37.19%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2022 was 3.01% - 3.03%.

The fair value of options issued ranges from $4.68 - $10.20 per option as of June 30, 2022. A roll forward of the phantom options are as follows:

	2022		2021
	Weighted	Share	Weighted	Share
	average	Options	average	Options
	exercise price	(Number)	exercise price	(Number)
	(US$)		(US$)
Options outstanding as of beginning of the period	18.01	210,740	6.81	54,575
Options granted during the period	—	—	20.86	167,935
Options exercised during the period	6.81	(16,743)	6.81	(11,770)
Options forfeited / cancelled / expired during the period	20.86	(6,324)	—	—
Options outstanding as of end of the period	18.91	187,673	18.01	210,740

Options exercisable as of end of the period	17.92	124,353	12.90	95,660

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

The weighted average fair value of the Phantom stock options as of June 30, 2022 is $5.59 (June 30, 2021: $13.84). For the year ended June 30, 2022, the Subsidiaries recognized an expense of share-based payment amounting to $0.03 million (June 30, 2021: $0.9 million). There were no Phantom Stock options with intrinsic value as of June 30, 2022. The liability under the Phantom stock option plan as of June 30, 2022 was $0.7 million and $0.3 million included as other non-current liabilities in Note 14 and payables in Note 15 respectively.

As of June 30, 2022, the unrecognized compensation expense associated with the phantom stock plan is $0.3 million and it will be recognized over 21 months from the end of June 30, 2022.

19.2.     2018 Restricted Stock Award Program

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

For the years ended June 30, 2022, 2021 and 2020

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

For the years ended June 30, 2022, 2021 and 2020

Effective Date; Term

The 2018 RSA Plan in December 2018 granted 2,373,374 shares, of which 721,596 shares vested on December 31, 2018. The remaining awards will vest between 13 months to 4 years, depending on the individual.

Fair value of common shares

The fair market value per share at the time of issuance was $0.61 which was derived from using the Monte Carlo simulation.

Expected term

The expected term of shares granted is 3.84 years.

Volatility

Management used an average volatility of comparable companies of 26.0%.

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the grant. The risk free rate used for computation of fair value of shares as of June 30, 2020 was 2.87%.

The Company has bifurcated the 2018 RSA Plan into three categories based on the vesting conditions and vesting period of the Restricted Share awards:

●	2018 RSA Plan – Non-Executive Management
●	2018 RSA Plan Non-Performance – Executive Leadership Team
●	2018 RSA Plan Performance – Executive Leadership Team

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

2018 RSA Plan – Non-Executive Management

A summary of the Restricted Share awards (“RSAs”) outstanding and exercisable as of June 30, 2022 and June 30, 2021 are as follows:

	2022		2021
	Grant Date		Grant Date
	Fair Market	RSA	Fair Market	RSA
	Value	(Number)	Value	(Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	638,385	0.61	650,193
RSAs granted during the period	—	—	0.61	280
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired during the period	0.61	(3,013)	0.61	(12,088)
RSAs outstanding as of end of the period	0.61	635,372	0.61	638,385

RSAs vested as of end of the period	0.61	626,966	0.61	587,756

The 928,124 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 13 months to four years.

As of June 30, 2022 and June 30, 2021, 626,966, or 98.7% and 587,756, or 92.1% respectively, of the outstanding Restricted Share awards have vested. The Company recognized the amount of stock compensation expense for Restricted Share awards initially vesting on the first vesting date. The total expense recognized during the fiscal year ended June 30, 2022 and June 30, 2021 was $0.01 million and $0.03 million, respectively.

As of June 30, 2022, the compensation expense associated with the Restricted Share Plan award is fully recognized.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

A summary of the Restricted Share awards outstanding and exercisable as of June 30, 2022 and June 30, 2021 are as follows:

	2022		2021
	Grant Date		Grant Date
	Fair Market	RSA	Fair Market	RSA
	Value	(Number)	Value	(Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	918,719	0.61	918,719
RSAs granted during the period	—	—	—	—
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired during the period	—	—	—	—
RSAs outstanding as of end of the period	0.61	918,719	0.61	918,719

RSAs vested as of end of the period	0.61	918,719	0.61	844,452

The 970,893 Restricted Share awards were granted under the 2018 RSA Plan in December 31, 2018 that vest over time, with an initial portion vesting at December 31, 2018 and the remainder vesting equally on a monthly basis for a period of 24 months to four years.

As of June 30, 2022 and June 30, 2021, 918,719, or 100.0% and 844,452, or 91.9%, respectively, of the outstanding Restricted Share awards have vested.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

A summary of the Restricted Share awards outstanding and exercisable as of June 30, 2022 and June 30, 2021 are as follows:

	2022		2021
	Grant Date		Grant Date
	Fair Market	RSA	Fair Market	RSA
	Value	(Number)	Value	(Number)
	(US$)		(US$)
RSAs outstanding as of beginning of the period	0.61	272,748	0.61	272,748
RSAs granted during the period	—	—	—	—
RSAs exercised during the period	—	—	—	—
RSAs forfeited / cancelled / expired during the period	—	—	—	—
RSAs outstanding as of end of the period	0.61	272,748	0.61	272,748

RSAs vested as of end of the period	0.61	245,862	0.61	207,961

As of June 30, 2022 and June 30, 2021, 245,862, or 90.1% and 207,961, or 76.3%, respectively, of the outstanding Restricted Share awards have vested.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

19.3.     Long term incentive plan

On May 20, 2020, our board of directors and shareholders approved and adopted the Holding Company’s 2020 Long Term Incentive Plan (the “2020 LTIP”). Effective as of January 14, 2022, the LTIP was amended and restated to provide for an increase of an additional 700,000 shares available under the LTIP. The following description of the 2020 LTIP is as follows.

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

Available Shares

The number of common shares that we may issue with respect to awards granted under the 2020 LTIP will not exceed an aggregate of 1,987,326.13. This limit may be adjusted to reflect certain changes in our capitalization, such as share splits, reverse share splits, share dividends, recapitalizations, rights offerings, reorganizations, mergers, consolidations, spin-offs, split-ups and similar transactions. If an award expires or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an option exchange program, the common shares subject to such award will be available for further awards under the 2020 LTIP. Common shares used to pay the exercise or purchase price of an award or tax obligations will be treated as not issued and will continue to be available under the 2020 LTIP. Common shares issued under the 2020 LTIP and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for such common shares will again be available for future grant under the 2020 LTIP.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

Fair value of common shares

The grant date fair values of common shares issued under the 2020 LTIP range from $4.37 to $20.86 per share as of June 30, 2022.

Expected term

The expected term of options granted is 5.3 – 10.0 years.

Volatility

Management used an average volatility of comparable listed companies of 29.4% - 47.7%.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

Expected dividends

The Holding Company does not expect to pay any dividends in the future.

Risk-free rate

The risk free rate is the continuously compounded United States nominal treasury rate corresponding to the term of the option. The risk free rate used for computation of fair value of options as of June 30, 2022 was 0.57% -2.00%.

During the year ended June 30, 2022,178,800 options, 568,344 RSUs, 60,000 PSUs, and 12,500 RSAs were granted, 200,453 options were forfeited and 2,716 were exercised. The summary of awards granted during the year is as follows:

●	12,500 RSA’s were granted in August 2021 with an initial vesting of 25% after one year and the remaining to vest equally over 36 months.
●	35,000 options were granted in August 2021 with an exercise price of $20.11, vesting of 25% after one year and the remaining to vest equally over 36 months.
●	60,000 PSU’s were granted in August 2021 with vesting based upon satisfaction of market-based performance triggers.
●	60,000 options were granted in August 2021 with an exercise price of $20.11, vesting based upon satisfaction of market-based performance triggers.
●	13,000 options were granted in November 2021, 5,000 with an exercise price of $18.32 and 8,000 with an exercise price of $17.60, all with an initial vesting of 25% after one year and the remaining to vest equally over 36 months.
●	45,800 options were granted in December 2021 with an exercise price of $13.25 and initial vesting of 25% after one year and the remaining to vest equally over 36 months.
●	10,000 options were granted in December 2021 with an exercise price of $15.18 and initial vesting of 25% after one year and the remaining to vest equally over 36 months.
●	15,000 options were granted in February 2022 with an exercise price of $13.87 with vesting based upon satisfaction of performance obligations.
●	568,344 RSU’s were granted in April 2022 with vesting based upon satisfaction of performance triggers.

During the year ended June 30, 2021, 510,143 options and 15,000 RSAs were granted, 16,215 options were forfeited and 1,442 were exercised. The summary of awards granted during the year is as follows:

●	341,843 options were issued in August 2020 at an exercise price of $19.0 with initial vesting of 50% at the grant date and the remaining vesting equally every month over 24 months.
●	97,000 options at an exercise price of $19.85 and 10,000 RSAs were issued in December 2020. 77,000 options with an initial vesting of 25% after one year and the remaining vesting equally on monthly basis over 36 months and the vesting of the remaining 20,000 options is based on satisfaction of the performance obligation. Out of 10,000 RSAs, 5,000 RSAs have an initial vesting of 13% and the remaining to be vested over 24 months. The remaining 5,000 RSAs vested on January 2021.
●	20,000 options were granted in January 2021 with an exercise price of $18.82, vesting of which is based on satisfaction of the performance obligation.
●	23,500 options were granted in February 2021 with an exercise price of $20.86 with an initial vesting of 25% after one year and remaining vesting equally on monthly basis over 36 months.
●	5,000 RSAs were granted in January 2021 and vest equally on a quarterly basis from April 2021.
●	27,800 options were granted in June 2021 with an exercise price of $18.72, vesting will be over 36

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

months.

A summary of the options / awards outstanding and exercisable as of June 30, 2022, and June 30, 2021 are as follows:

	2022		2021
		Share		Share
	Weighted	Options /	Weighted	Options /
	average	awards	average	awards
	exercise price	(Number)	exercise price	(Number)
	(US$)		(US$)
Options / awards outstanding as of beginning of the year	16.70	845,918	12.75	338,432
Options / awards granted during the year	17.39	819,644	19.23	525,143
Options / awards exercised during the year	12.75	(2,716)	19.00	(1,442)
Options / awards forfeited / cancelled / expired during the year	19.28	(200,453)	15.96	(16,215)
Options / awards outstanding as of end of the year	16.42	1,462,393	16.70	845,918

Options / awards exercisable as of end of the year	16.83	578,127	16.97	366,865

The total expense recognized during the fiscal year ended June 30, 2022 and June 30, 2021 was $1.8 million and $3.6 million respectively.

As of June 30, 2022, the unrecognized compensation expense associated with the Long term Incentive Plan was $9.5 million, and it will be recognized over the period of 66 months from the end of June 30, 2022.

The Group recognized $1.9 million and $4.5 million of stock based compensation expense (including Phantom Stock Plan and 2018 RSA Plan and long-term incentive plan) for the year ended June 30, 2022 and 2021 respectively.

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

As of June 30, 2022, there were 468,669 shares related to the 2018 RSA plan, 2020 LTIP and the Amazon warrant that were considered dilutive using the treasury method, and 17,657 shares related to such plans that were considered anti-dilutive, using the treasury method.

As of June 30, 2021, there were 735,475 shares related to the 2018 RSA plan, 2020 LTIP and the Amazon warrant that were considered dilutive using the treasury method, and 3,250 shares related to such plans that were considered anti-dilutive, using the treasury method.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

As of June 30, 2020, there were 1,176,370 vested out of the 1,841,660 awards that have vested. The unvested shares of 665,291 have a small dilutive impact to the Earnings Per Share. On June 30, 2020, the Group issued LTIP (see Note 19), there were 40,500 options vested out of 338,432 options issued. The remaining unvested options have an anti-dilutive impact. Additionally, 288,748 warrant shares have vested and are a component of the basic per share calculation. The remaining unvested warrant shares have an anti – dilutive impact.

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

As the income for the year ended June 30, 2020 did not exceed the value of the preferred participation rights of the Series A, B and C Preferred Convertible Shares, the income/loss attributable to the ordinary shareholders of the company has been assessed as $0.

For the year ended June 30, 2020, a voluntary conversion of the Series A, B and C preferred convertible shares would be antidilutive, because all shares of the company would become ordinary shares and the income for the period would be attributable to all such shares.

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Total - Income attributable to shareholders of the Holding Company	22,990	2,847	7,770

Total – Income attributable to ordinary shareholders of the company	22,990	2,847	—

	(Shares)
Weighted average number of ordinary shares - basic	18,232,399	17,649,446	1,176,370

	(US$)
Total - Basic earnings per share	1.26	0.16	—

	(Shares)
Weighted average number of ordinary shares - diluted	18,701,068	18,384,921	12,936,962

	(US$)
Total - Diluted earnings per share	1.23	0.15	—

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

One of the subsidiaries of IBEX Limited declared and paid a dividend of $0.1 million during the fiscal year ended June 30, 2020.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

A summary of the financial instruments held by category is provided below:

	June 30,	June 30,
	2022	2021
	(US$’000)
Financial assets - amortized cost
Deposits	4,556	4,446
Trade receivables	75,323	66,689
Other receivables	3,561	1,223
Due from related parties	108	1,755
Cash and cash equivalents	48,831	57,842
	132,379	131,955

Financial assets - fair value through other comprehensive income
Cash flow hedge (Note 9)	181	-

Financial liabilities - amortized cost
Lease liabilities	89,709	83,999
Borrowings	15,027	28,517
Trade and other payables	23,265	22,695
Due to related parties	2,595	4,275
	130,596	139,486
Financial liabilities – fair value through profit and loss
Warrant liabilities (Note 28)	11,311	13,621
	11,311	13,621

Financial liabilities – fair value through other comprehensive income
Cash flow hedge (Note 15)	992	316
	992	316

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

Movement of Warrant liabilities as of June 30, 2022 and 2021:

	June 30,	June 30,
	2022	2021
	(US$’000)
Opening balance	13,621	3,889
Fair Value Adjustment	(3,926)	7,786
Warrants vested during the year	1,616	1,946
Closing balance	11,311	13,621

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
●	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

		June 30,	June 30,
		2022	2021
		(US$’000)
Financial liabilities – fair value through profit and loss	Fair value hierarchy

Warrant liabilities (Note 28)	Level 3	11,311	13,621

Financial liabilities – fair value through other comprehensive income	Fair value hierarchy
Cash flow hedge (Note 15)	Level 2	992	316
		12,303	13,937

Amounts reclassified from other comprehensive income to profit and loss related to cash flow hedges were $0.3 million and nil for the years ended June 30, 2022 and 2021, respectively. There were no transfers between the different hierarchies levels in the years ended June 30, 2022 and 2021.

22.1.     Market risk

22.1.1  Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the cash and bank balances and credit facilities. Borrowings under the PNC Credit Facility bear interest at SOFR plus 1.75% and/or negative 0.5% of the PNC Commercial Lending Rate for domestic loans. The Group attempts to manage

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

its exposure to interest rate changes to mitigate the impact to its profitability and has used an interest rate swaps to achieve this goal.

In March 2020, Ibex Global Solutions, Inc., entered into a $15 million notional floating to fixed interest-rate swap to hedge the interest rate risk on the first $15 million of its balance outstanding under the PNC Credit Facility.  At the time the hedge was executed, all critical terms matched between the hedge and the hedged item. Hedge effectiveness was assessed prospectively at inception, and on an ongoing basis by confirming that the critical terms continue to match. For the year ended June 30, 2022, due to a temporary decline in the line of credit balance, the Company recorded $0.05 million of hedge ineffectiveness which is included in finance expenses. No hedge ineffectiveness was identified for the years ended June 30, 2021 and 2020. The fair value of the interest rate swap was $0.2 million asset as of June 30, 2022 and is included in trade and other receivables. As of June 30, 2021, the fair value of the interest rate hedge was $0.3 million liability and is included in trade and other payables.

Effective June 1, 2022, the hedged debt index was changed from LIBOR to SOFR and the hedge documentation was updated to reflect this change on the effective date. The swap was not amended. As a result of Phase II practical expedients, the original hedge designation remains intact, and the Company will continue to apply a qualitative effectiveness assessment method.

The fair value of the interest rate swap as of June 30, 2022 and June 30, 2021 is as follows:

	USD	Floating rate	Fixed rate	Fair value
Maturity Date	Notional	receivable	payable	(liability) / asset
	(US$’000)
Interest rate swap
March 26, 2023	$15,000	1M USD-SOFR	1.43%
Fair value as of June 30, 2021				$(316)
Fair value as of June 30, 2022				$170

Based on the Group’s debt position as of June 30, 2022 and taking into account the impact of the interest-rate swap referred above; a 1% change in interest rates would impact the finance costs by $0.5 million (June 30, 2021: $0.9 million).

22.1.2  Foreign currency exchange risk

The Group serves many of our U.S.-based clients using contact center capacity in various countries such as Philippines, Pakistan, Nicaragua, Honduras, and Jamaica. Although contracts with these clients are typically priced in U.S. dollars, a substantial portion of related costs is denominated in the local currency of the country where services are provided, resulting in foreign currency exposure which could have an impact on our results of operations. Our primary foreign currency exposures are in Philippine Peso, Jamaican Dollar and Pakistan Rupee; to a lesser extent, we have exposures in Euro, Pound Sterling, CFA Franc (XOF), Nicaraguan Cordoba, Canadian Dollar, and Honduran Lempira. There can be no assurance that we can take actions to mitigate such exposure in the future, and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material adverse impact on our future operating results. A significant change in the value of the U.S. Dollar against the currency of one or more countries where we operate may have a material adverse effect on our financial condition and results of operations.

Foreign currency exchange risk arises mainly where receivables and payables exist due to transactions entered into in foreign currencies. As such, the Company is exposed to the following foreign currency exchange risks:

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

●	Transaction foreign currency risk is the exchange risk associated with the time delay between entering into a contract and settling it. Greater time differences exacerbate transaction foreign currency risk, as there is more time for the two exchange rates to fluctuate.
●	Translation foreign currency risk is the risk that the Company’s non-U.S. Dollar assets and liabilities will change in value as a result of exchange rate changes. Monetary assets and liabilities are translated into U.S. Dollars at the applicable exchange rate prevailing at the applicable date. Any adverse valuation moves due to exchange rate changes at such time are charged directly and could impact our financial position and results of operations. For the purposes of preparing the consolidated financial statements, the Group convert subsidiaries’ financial statements as follows:
o	Statements of financial position are translated into U.S. Dollars from local currencies at the period-end exchange rate, shareholders’ equity is translated at historical exchange rates prevailing on the transaction date and income and cash flow statements are translated at average exchange rates for the period.

With all other variables held constant, a 5.0% depreciation in the Philippine Peso against the U.S. dollar would have increased net income after taxation in the fiscal year ended June 30, 2022 by approximately $1.0 million (June 30, 2021: $1.6 million). Conversely, a 5.0% appreciation in the Philippine Peso against the U.S. dollar would have decreased net income after taxation in the fiscal year ended June 30, 2022 by approximately $1.0 million (June 30, 2021: $1.6 million). A 5.0% depreciation in Euro against the U.S. dollar would have decreased net loss after taxation in the fiscal year ended June 30, 2022 by approximately $0.2 million (June 30, 2021: $0.1 million). Conversely, a 5.0% appreciation in the Euro against the U.S. dollar would have increased net loss after taxation in the fiscal year ended June 30, 2022 by approximately $0.2 million (June 30, 2021: $0.1 million). Similarly, a 5.0% depreciation in the Pakistan Rupee against the U.S. dollar would have increased our net income after taxation in the fiscal year ended June 30, 2022 by approximately $0.1 million (June 30, 2021: $0.3 million). Conversely, a 5.0% appreciation in the Pakistan Rupee against the U.S. dollar would have decreased our net income after taxation in the fiscal year ended June 30, 2022 by approximately $0.1 million (June 30, 2021: $0.3 million).

During the year ended June 30, 2022, the Group entered into foreign currency exchange contracts, consisting of offsetting foreign exchange option contracts (“zero-cost collars” or “collars”), to mitigate foreign exchange fluctuations on the Philippine Peso (“PHP”) within a certain range and on a certain percentage of its PHP operating costs.  The zero-cost collars were recognized, in accordance with IFRS 9, as financial assets (or liabilities, as applicable) at fair value through other comprehensive income.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

As of June 30, 2022, the fair value of the foreign exchange option contracts that were recognized as financial assets and liabilities at fair value through other comprehensive income were as follows:

		Notional		Fair Value
	Hedged	foreign	Notional	assets /
Settlement date	currency	currency rate	amount	(liabilities)
	(US$’000)
Foreign currency option contracts - assets
July 5, 2022 through June 20, 2023	PHP	49.00-54.20	$21,380	11
Fair value as of June 30, 2022				11
Foreign currency option contracts - liabilities
July 5, 2022 through June 20, 2023	PHP	49.00-54.20	$21,380	992
Fair value as of June 30, 2022				992

The fair value of the zero-cost collars are included in trade and other payables and other current assets in the statement of financial position, as applicable.

The models used to determine the fair value of the cash flow hedges incorporate various inputs such as foreign exchange spot rates, interest rate curves, and the terms of the contracts.  These cash flow hedges are considered Level 2 within the fair value hierarchy.

22.1.3. Hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. Ineffectiveness is recognized immediately in finance expenses, as it relates to the interest rate swap, or payroll and related costs, as it relates to the foreign exchange option contracts, in the statements of other comprehensive income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. During the year ended June 30, 2022, the Group reclassified a loss of $0.3 million related to its collars in payroll and related costs.

Movement of the cash flow hedge reserve is as follows:

	June 30,	June 30,
	2022	2021
	(US$’000)
Opening balance	316	518
Loss / (gain) arising on changes in fair value of hedging instruments during the period	860	(202)
(Loss) / gain reclassified to profit or loss - hedged item has affected profit or loss	(319)	-
Closing balance	857	316

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

For the years ended June 30, 2022, 2021 and 2020

Financial instruments which potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, loans and advances and notes receivable. The Group’s cash and cash equivalents are held with US and foreign commercial banks. The balance at times may exceed insured limits.

Credit rating wise breakup of bank balances:

	June 30,	June 30,
	2022	2021
	(US$’000)
A-1+	3,283	2,396
A-1	42,146	—
AA-	694	—
A+	524	45,082
A	—	3,138
A-	—	403
A-3	128	—
B+	943	955
BA3	73	90
BBB+	—	4,635
BBB	1,015	1,118
Non - Rated	25	25
Total	48,831	57,842

The maximum exposure to credit risk is as follows:

	June 30,	June 30,
	2022	2021
	(US$’000)
Financial assets - amortized cost
Deposits	4,556	4,446
Trade receivables	75,323	66,689
Other receivables	3,561	1,223
Due from related parties	108	1,755
Cash and cash equivalents	48,831	57,842
	132,379	131,955

Majority of the Group’s financial assets are represented by trade receivables, due from related parties and cash and cash equivalents which are not materially deteriorated.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

The Group’s top three clients based on respective fiscal year revenue are shown below:

	2022
	Revenue		Trade debts gross
	Amount		Amount
	(US$’000)	% of total	(US$’000)	% of total
Client 1	59,570	12%	9,966	13%
Client 2	36,814	8%	5,725	7%
Client 3	35,827	7%	4,369	6%
Subtotal	132,211	27%	20,060	26%
Others	361,361	73%	56,648	74%
Revenue from external customers	493,572	100%	76,708	100%

	2021
	Revenue		Trade debts gross
	Amount		Amount
	(US$’000)	% of total	(US$’000)	% of total
Client 1	55,181	12%	7,247	10%
Client 2	51,991	12%	6,169	9%
Client 3	48,245	11%	4,936	7%
Subtotal	155,417	35%	18,352	26%
Others	288,245	65%	51,363	74%
Revenue from external customers	443,662	100%	69,715	100%

	2020
	Revenue		Trade debts gross
	Amount		Amount
	(US$’000)	% of total	(US$’000)	% of total
Client 1	73,743	18%	114	0%
Client 2	64,937	16%	7,425	13%
Client 3	38,528	10%	9,012	16%
Subtotal	177,208	44%	16,551	30%
Others	227,927	56%	39,311	70%
Revenue from external customers	405,135	100%	55,862	100%

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

For the years ended June 30, 2022, 2021 and 2020

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

On the above basis the expected credit loss for trade receivables as at June 30, 2022 and June 30, 2021 was determined as follows:

	June 30, 2022
	(US$’000)
		Due: 0 to 30	Due: 31 - 60	Due: 61 to 90	Due: 91 - 180	Due: over 180
	Not overdue	days	days	days	days	days	Total
Expected credit loss rate	0%	0%	3%	15%	31%	98%	—
Gross carrying amount	73,524	1,302	238	196	261	1,187	76,708
Lifetime expected credit loss	4	1	7	29	80	1,169	1,290
Individually impaired trade receivables							—
Total allowance for credit losses							1,290

	June 30, 2021
	(US$’000)
		Due: 0 to 30	Due: 31 - 60	Due: 61 to 90	Due: 91 - 180	Due: over 180
	Not overdue	days	days	days	days	days	Total
Expected credit loss rate	0%	0%	1%	17%	25%	77%	—
Gross carrying amount	65,090	1,933	192	190	300	2,010	69,715
Lifetime expected credit loss	4	6	1	33	74	1,545	1,663
Individually impaired trade receivables							638
Total allowance for credit losses							2,301

Below are the details of specific individually credit impaired balances as of June 30, 2022:

	June 30,	June 30,
	2022	2021
	(US$’000)
Credit impaired trade receivables - Gross carrying amount	1,138	2,142
Expected credit loss allowance	(1,124)	(2,124)
	14	18

The Group does not hold any collateral against these assets. Financial assets other than trade debts have no material ECL allowances on those balances as of June 30, 2022 and June 30, 2021.

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

For the years ended June 30, 2022, 2021 and 2020

entity’s CFO. Where the amount of the facility is above a certain level, agreement of the Group CFO and the board is needed.

The Group’s cash generated from operations for the year ended June 30, 2022, was $61.1 million (June 30, 2021: $40.6 million).

The following table presents the contractual maturities (liquidity analysis) as of June 30, 2022 and 2021:

	June 30, 2022
	Less than 1
	year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	840	3,716	—	4,556
Trade receivables	75,323	—	—	75,323
Other receivables	3,561	—	—	3,561
Due from related parties	108	—	—	108
Cash and cash equivalents	48,831	—	—	48,831
Subtotal	128,663	3,716	—	132,379
Lease liability	20,333	35,621	60,428	116,382
Long - term other borrowings	3,587	343	—	3,930
Line of credit	11,202	—	—	11,202
Trade and other payables	24,257	—	—	24,257
Due to related parties	2,595	—	—	2,595
Subtotal	61,974	35,964	60,428	158,366
Net liquidity position	66,689	(32,248)	(60,428)	(25,987)

	June 30, 2021
	Less than 1
	year	1 - 3 years	4 - 5 years	Total
	(US$’000)
Deposits	731	3,715	—	4,446
Trade receivables	66,689	—	—	66,689
Other receivables	1,223	—	—	1,223
Due from related parties	1,755	—	—	1,755
Cash and cash equivalents	57,842	—	—	57,842
Subtotal	128,240	3,715	—	131,955
Lease liability	18,344	32,811	61,730	112,885
Long - term other borrowings	4,626	1,855		6,481
Line of credit	22,312	—	—	22,312
Trade and other payables	23,011	—	—	23,011
Due to related parties	4,275	—	—	4,275
Subtotal	72,568	34,666	61,730	168,964
Net liquidity position	55,672	(30,951)	(61,730)	(37,009)

23.        TRANSACTIONS WITH RELATED PARTIES

Related parties of the Group comprise of related entities, staff retirement funds, directors and key management personnel. A “related entity” is an entity that TRGI has control or significant influence over.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

Material related party balances and transactions other than reorganization transaction and those disclosed elsewhere in these consolidated financial statements, are given below:

			June 30, 2022
			Service	Service	Due from	Due to
		Relationship with	delivery	delivery	related	related
	Note	related party	revenue	expense	parties	parties
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	—	—	—	2,459
Alert Communications, Inc.	23.1	Related entity	60	—	—	—
Afiniti International Holdings Limited	23.1	Related entity	63	19	—	124
Vendors with common directors	23.2 & 23.3	Related entity	176	152	95	12
IBEX Limited Executive Leadership	23.4	Officers	—	—	13	—
			299	171	108	2,595

			June 30, 2021
			Service	Service	Due from	Due to
		Relationship with	delivery	delivery	related	related
	Note	related party	revenue	expense	parties	parties
			(US$’000)
BPO Solutions, Inc.	23.1	Related entity	—	—	—	3,610
Alert Communications, Inc.	23.1	Related entity	113	—	696	—
TRG Marketing Services, Inc.	23.1	Related entity	—	—	19	—
Afiniti International Holdings Limited	23.1	Related entity	56	27	—	168
TRG Holdings, LLC	23.1	Related entity	—	—	—	122
The Resource Group International Limited	23.1	Parent	—	—	163	—
Vendors with common directors	23.2 & 23.3	Related entity	201	405	87	97
3rd Party Client and Internet Services Provider	23.3	Related entity	679	77	638	278
IBEX Limited Executive Leadership	23.4	Officers	—	—	13	—
TRG (Private) Limited	23.1	Related entity	—	—	121	—
Etelequote	23.1	Related entity	115	—	18	—
			1,164	509	1,755	4,275

			June 30, 2020
			Service	Service
		Relationship with	delivery	delivery
	Note	related party	revenue	expense
			(US$’000)
Alert Communications, Inc.	23.1	Related entity	164	—
Afiniti International Holdings Limited	23.1	Related entity	53	48
Vendors with common directors	23.2 & 23.3	Related entity	310	489
3rd Party Client and Internet Services Provider	23.3	Related entity	764	73
Etelequote	23.1	Related entity	34	—
			1,325	610

23.1.     Service delivery revenue and expenses are incurred by the Group in the ordinary course of business. These transactions were executed on mutually agreed terms. These represent call center and back office support services provided to subsidiaries of the Group.

23.2.     A senior executive within one of our vendors serves on the Board of our Controlling Shareholder. The Group maintains a client relationship between Virtual World and the aforementioned company.

23.3.     A senior executive within one of our vendors serves on the Board of our DGS Group. The Group maintains a lease on office space with this Company.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

23.4.     Receivable from executive leadership represents the purchase of the shares through RSA (See Note 19.3).

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

The Group has filed for government assistance in response to the Pandemic in US and Pakistan:

In the US, one subsidiary of the Group has deferred the payment of Social Security (employer portion) from March 2020 - December 2020 amounting to $4.4 million.  A payment of $2.6 million and $0.7 million was made in June 2022 and June 2021 respectively. The total amount deferred as of June 30, 2022 was $1.1 million (June 30, 2021: $3.7 million). Repayment amounting to $1.1 million is to be made through financial year 2023.

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

25.1.     Revenue from contracts with customers

The Group generates approximately 97% of its revenue from clients based in the United States of America.

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Revenue
United States of America	476,813	428,831	391,933
Others	16,759	14,831	13,202
Total	493,572	443,662	405,135

The Group’s revenue disaggregated by pattern of revenue recognition is as follows:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Pattern of Revenue recognition
− Services transferred at a point in time	37,645	40,775	48,486
− Services transferred over time	455,927	402,887	356,649
	493,572	443,662	405,135

The movement in the deferred revenue is as follows:

	June 30,	June 30,
	2022	2021
	(US$’000)
Opening balance	7,087	3,904
Revenue recognized during the year	(5,592)	(5,416)
Revenue deferred during the year	11,098	8,599
Closing balance	12,593	7,087

The following aggregated amounts of deferred revenue from existing contracts that are to be recognized in revenue in the following fiscal years:

	FY2023	FY2024	FY2025	FY2026	FY2027	Total
	(US$’000)
Deferred Revenue expected to be recognized	8,600	3,642	323	26	2	12,593

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

25.2.     Non-current assets by location

	June 30,	June 30,
	2022	2021
	(US$’000)
United States of America	37,420	28,668
Others	99,975	99,993

Total[1]	137,395	128,661
[1]Excludes deferred tax asset

26.        PAYROLL AND RELATED COSTS

Expenses recognized for employee benefits are analyzed below:

	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Salaries and other employee costs	289,740	247,926	228,818
Social security and other taxes	51,403	47,874	46,480
Retirement - contribution plan	718	771	823
Pensions - defined benefit scheme	278	228	134
Total payroll and related costs	342,139	296,799	276,255

26.1 Remuneration of Key Management Personnel

The key management personnel includes the directors.
	June 30,	June 30,	June 30,
	2022	2021	2020
	(US$’000)
Salaries and other employee costs	5,055	5,293	5,524
Share - based payments	847	1,671	214
Total remuneration of key management personnel	5,902	6,964	5,738

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

27.        OTHER OPERATING COSTS

		June 30,	June 30,	June 30,
	Note	2022	2021	2020
		(US$’000)
Rent and utilities		10,797	8,462	7,802
Telecommunication		7,378	6,890	6,908
Information technology		10,130	8,331	5,225
Facilities expense		20,101	20,742	16,510
Travel and housing		2,621	1,679	7,972
Local transportation	27.1	8,024	13,768	3,977
Insurance		5,207	4,837	1,516
Legal and professional expenses	27.2	5,609	8,112	6,570
Allowance for expected credit loss		(761)	291	224
Others		5,899	3,753	7,366
Other Operating Costs		75,005	76,865	64,070

27.1.The decrease in local transportation is related to a decrease in COVID-19 costs in the current year.

27.2.     This includes non-recurring legal expenses of nil for the year ended June 30, 2022 (June 30, 2021: $0.9 million, June 30, 2020 nil).

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

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

At June 30, 2020, the Company estimated the warrant liability using a Monte Carlo simulation. As a result of the Company’s initial public offering in August 2020, variables that previously required a more complex modeling techniques were eliminated and all inputs into the calculation of the warrant liability are now observable in the public markets; therefore, the Company has elected to use the Black-Scholes valuation technique to calculate the warrant liability going forward.

The Black-Scholes valuation model requires the use of certain estimates and assumptions that affect the fair value adjustment recognized in the consolidated statement of profit or loss. These include the price per share, expected term, expected volatility, expected dividends and the risk-free interest rate.

Fair value of common shares

The fair value of the common shares is $16.87 per share as of June 30, 2022.

Expected term

The expected term of options granted is 5.37 years from June 30, 2022, and ending November 12, 2027.

Volatility

Management used an average volatility of comparable listed companies of 33.8% as the Company does not have sufficient experience in the public markets to calculate its own volatility.

Expected dividends

The expected average dividend yield is 0%. The Holding Company does not expect to pay any dividends in the foreseeable future.

Risk-free rate

The risk-free rate is the continuously compounded United States nominal treasury rate corresponding to the remaining term of the warrant. The average risk-free rate was 3.0%.

There were no warrants cancelled or expired as of June 30, 2022 and June 30, 2021. At June 30, 2022, 669,607 warrants were vested and at June 30, 2021, 502,205 warrants were vested based on the agreed upon revenue criteria.

The total fair value of the warrant liability included in other non-current liabilities and trade and other payables was $11.3 million and $13.6 million, as of June 30, 2022 and 2021, respectively.

Warrant asset

The Warrant asset is amortized pro rata over the life of the vesting period of the warrant based on actual and projected revenues. The Company recorded contra revenue of approximately $0.3 million and $0.8 million during the years ended June 30, 2022 and 2021, respectively. The balance of the warrant asset as of June 30, 2022 and 2021 was $1.8 million and $2.1 million, respectively.

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

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

29.        HOLDING COMPANY INDIRECT SUBSIDIARIES

The following entities are indirect subsidiaries of the Holding Company through IBEX Global Limited:

			Ownership %
Description	Location	Nature of Business	2022	2021
IBEX Global Solutions Limited	England	Holding company	100%	100%
Lovercius Consultants Limited	Cyprus	Call center	100%	100%
IBEX Global Europe	Luxembourg	Tech support services	100%	100%
IBEX Global ROHQ	Philippines	Regional HQ	100%	100%
IBEX Global Solutions, Inc. (formerly TRG Customer Solutions, Inc.)	USA	Call center	100%	100%
TRG Customer Solutions (Canada), Inc.	Canada	Call center	100%	100%
TRG Marketing Solutions Limited	England	Call center	100%	100%
Virtual World (Private) Limited	Pakistan	Call center	100%	100%
IBEX Philippines, Inc.	Philippines	Call center	100%	100%
IBEX Global Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
TRG Customer Solutions (Philippines) Inc.	Philippines	Call center	100%	100%
IBEX Global Solutions Senegal S.A. (formerly TRG Senegal SA)	Senegal	Call center	100%	100%
IBEX Global Solutions (Private) Limited	Pakistan	Call center	100%	100%
IBEX Global MENA FZE	Dubai	Call center	100%	100%
IBEX Global Bermuda Ltd	Bermuda	Call center	100%	100%
IBEX Global Solutions Nicaragua SA	Nicaragua	Call center	100%	100%
Ibex Honduras S.A. de C.V.	Honduras	Call center	100%	—%
IBEX Global St. Lucia Limited	St. Lucia	Holding company	100%	100%
IBEX Global Jamaica Limited	Jamaica	Call center	100%	100%
IBEX Receivable Solutions, Inc	USA	Call center	100%	100%
IBEX Global Solutions France SARL	France	Call center	100%	100%
IBEX Global Solutions Holdings Inc.	USA	Holding company	100%	100%
Digital Globe Services, LLC	USA	Internet marketing for residential cable services	100%	100%
TelsatOnline, LLC	USA	Internet marketing for non - cable telco services	100%	100%
7 Degrees LLC	USA	Digital marketing agency	100%	100%
iSky, LLC	USA	Customer experience	100%	—%

IBEX Limited

Notes to the Consolidated Financial Statements

For the years ended June 30, 2022, 2021 and 2020

The following entities are indirect subsidiaries of the Holding Company through DGS Limited:

			Ownership %
Description	Location	Nature of Business	2022	2021
DGS Worldwide Marketing Limited	Cyprus	Holding company and global marketing	100%	100%
DGS (Pvt.) Limited	Pakistan	Call center and support services	100%	100%

The following entity is a Joint venture with membership interest held by Digital Globe Services, LLC:

			Ownership %
Description	Location	Nature of Business	2022	2021
Lakeball LLC (Note 7)	USA	Internet Marketing for commercial cable services	47.5%	47.5%

30.        SUBSEQUENT EVENTS

30.1On July 29, 2022, the demand loan with First Global Bank Limited was paid in full.

30.2These consolidated financial statements were authorized for issue by the Chairman of IBEX Limited on behalf of the Board of Directors of IBEX Limited, on October 3, 2022.